As filed with the Securities and Exchange Commission on December 7, 2017
Registration No. 333-220891

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WPCS INTERNATIONAL INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	4899	98-0204758
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
521 Railroad Avenue
Suisun City, California 94585
(707) 432-1300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sebastian Giordano
Chief Executive Officer
521 Railroad Avenue
Suisun City, California 94585
(707) 432-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:
Kenneth S. Rose, Esq. Joel J. Goldschmidt, Esq. Morse, Zelnick, Rose & Lander, LLP 825 Third Avenue, 16th Floor New York, NY 10022 (212) 838-5030	Spencer Richardson Chief Executive Officer DropCar, Inc. 1412 Broadway, Suite 2105 New York, NY 10018 (646) 342-1595	Kenneth R. Koch, Esq. Daniel A. Bagliebter, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. 666 Third Avenue New York, NY 10017 (212) 935-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13c-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus/information statement is not complete and may be changed. wpcs may not sell its securities pursuant to the proposed transactions until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus/information statement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion, dated December 7, 2017

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT
To the Stockholders of WPCS International Incorporated and DropCar, Inc.:
WPCS International Incorporated, or WPCS, DC Acquisition Corporation, or Merger Sub, a wholly owned subsidiary of WPCS, and DropCar, Inc., or DropCar, have entered into an Agreement and Plan of Merger and Reorganization, dated as of September 6, 2017 and as amended as of October 10, 2017, November 21, 2017 and December 4, 2017, pursuant to which Merger Sub will merge with and into DropCar with DropCar surviving as a wholly-owned subsidiary of WPCS. We refer to the transaction described in the preceding sentence as the “Merger.” WPCS and DropCar believe that the Merger will enable both companies to enhance potential value for stockholders, and that both WPCS and DropCar will benefit from the Merger.
At the effective time of the Merger, each outstanding share of DropCar capital stock will be converted into the right to receive a specified number of shares of WPCS common stock and each outstanding warrant to purchase a share of DropCar capital stock will be converted into a right to receive warrants to purchase shares of WPCS common stock based on the “Exchange Ratio,” which will be calculated immediately prior to the consummation of the Merger pursuant to a formula set forth in the Merger Agreement and described in the attached proxy statement/prospectus/information statement. It is currently anticipated that, at the closing of the Merger, the Exchange Ratio will be approximately 1.6454 shares of WPCS common stock for each share of DropCar capital stock outstanding or issuable upon exercise of an outstanding DropCar warrant, prior to giving effect to a reverse split of the outstanding shares of WPCS common stock prior to or simultaneously with the consummation of the Merger. Upon a reverse split, the Exchange Ratio will be adjusted accordingly. In addition, the Exchange Ratio is subject to adjustment (i) if WPCS Net Cash (as defined in the Merger Agreement) is greater than or less than $419,000 at the time of the Merger and (ii) if the number of shares of WPCS common stock issuable to DropCar’s advisors in connection with the Merger (see below) is less than 7,385,395. Each share of WPCS common stock and preferred stock issued and outstanding at the time of the Merger will remain issued and outstanding and will be unaffected by the Merger. WPCS warrants and options that are unexercised immediately prior to the effective time of the Merger also will remain outstanding and unaffected by the Merger. Please see “The Merger — Stock Options and Warrants” beginning on page 86.
Based on the current capitalization of WPCS and DropCar, immediately after the Merger, DropCar securityholders, including those who purchase securities in the Merger Financing (described in the attached proxy statement/prospectus/information statement), together with DropCar advisors in connection with the Merger, Alpha Capital Anstalt and Palladium Capital Advisors, will own approximately 83.99% of the issued and outstanding shares of WPCS common stock and WPCS stockholders will own approximately 16.01% of the issued and outstanding shares of WPCS common stock. These percentages give effect to (i) the number of shares of WPCS common stock actually issued and outstanding on September 6, 2017, the date the Merger Agreement was signed, (ii) an additional 411,992 shares of WPCS common stock that are deemed to be issued and outstanding, (iii) the conversion of all shares of WPCS convertible preferred stock actually issued and outstanding on September 6, 2017, (iv) the dilutive effect of options, actually issued and outstanding on September 6, 2017, to purchase shares of WPCS common stock under the Treasury Method using an assumed stock price of  $2.50 per share and (v) the issuance of 4,415,262 shares of WPCS common stock upon exercise of the WPCS Merger Warrants (as defined below) that will be issued in the Merger in exchange for the DropCar warrants.
Shares of WPCS common stock are currently listed on The NASDAQ Capital Market under the symbol “WPCS.” WPCS has filed an initial listing application pursuant to NASDAQ’s “reverse merger” rules to have the WPCS common stock listed on The NASDAQ Capital Market upon consummation of the Merger. After completion of the Merger, WPCS will be renamed “DropCar, Inc.” and expects to trade on The NASDAQ Capital Market under the symbol “DCAR.” On December __, 2017, the last trading day before the date of this proxy statement/prospectus/information statement, the closing sale price of WPCS common stock as reported on the NASDAQ Capital Market was $____ per share.
WPCS is holding a special meeting of stockholders (the “Special Meeting”), to obtain the stockholder approvals necessary to complete the Merger and related matters. At the Special Meeting, which will be held at the offices of Morse, Zelnick, Rose & Lander, LLP, 825 Third Avenue, 16th Floor, New York, NY 10022, at 9:30 a.m., local time, on ________ __, 2018, unless postponed or adjourned to a later date, WPCS will ask its stockholders to, among other things:
•
to consider and vote upon a proposal to approve the Agreement and Plan of Merger and Reorganization, dated as of September 6, 2017, as amended as of October 10, 2017, November 21, 2017 and December 4, 2017, by and among WPCS, Merger Sub and DropCar, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement (the “Merger Agreement”), and the transactions contemplated thereby, including the Merger and the issuance of shares of WPCS’s common stock to DropCar’s securityholders pursuant to the terms of the Merger Agreement;
•
approve an amendment to the WPCS certificate of incorporation, as amended (the “WPCS Charter”) changing the WPCS corporate name to “DropCar, Inc.” (the “WPCS Name Change”);

•
approve an amendment to the WPCS Charter effecting a reverse stock split of WPCS’ issued and outstanding common stock within a range of every 1.5 to 10 shares (or any number in between) of outstanding WPCS common stock being combined and reclassified into one share of WPCS common stock (the “Reverse Stock Split”);

•
approve amendments to the WPCS International Incorporated Amended and Restated 2014 Equity Incentive Plan (the “Plan”), including, to increase the total number of shares of WPCS common stock currently available for issuance under the Plan by 6,450,000 shares, prior to giving effect to any reverse stock split to be effected in connection with the Merger;

•
consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above; and

•
transact such other business as may properly come before the stockholders at the Special Meeting or any adjournment or postponement thereof.

These foregoing items are referred to herein as the WPCS Proposals.
As described in the accompanying proxy statement/prospectus/information statement, (i) certain DropCar stockholders who, as of December 1, 2017, in the aggregate owned or controlled 53.4% of the outstanding shares of DropCar capital stock entitled to vote, (ii) certain officers and directors of WPCS who own options to purchase shares of WPCS common stock that can be exercised at any time (i.e., David Allen, Charles Benton, Norm Dumbroff, Edward Gildea, Sebastian Giordano and Joshua Silverman) and (iii) certain holders of shares of WPCS common stock, WPCS convertible preferred stock and warrants to purchase shares of WPCS common stock that can be exercised at any time (i.e., Iroquois Capital Management LLC, Iroquois Capital Investment Fund, Brio Capital and Alpha Capital Anstalt), are parties to support agreements with WPCS and DropCar, respectively, whereby they have agreed to vote any shares they may own as of the record date for the determination of the stockholders entitled to vote at the Special Meeting in favor of the proposals described in this proxy statement/prospectus/information statement, subject to the terms of the support agreements.
In addition, following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the Securities and Exchange Commission (the “SEC”), and pursuant to the conditions of the Merger Agreement, the DropCar stockholders who are party to the support agreements will each execute an action by written consent of the DropCar stockholders (the “DropCar Stockholder Consent”) adopting the Merger Agreement, thereby approving the Merger and related transactions. These stockholders hold a sufficient number of shares of DropCar capital stock to adopt the Merger Agreement and no meeting of DropCar stockholders to adopt the Merger Agreement and approve the Merger and related transactions will be held.
After careful consideration, each of the WPCS board of directors (the “WPCS Board”) and the DropCar board of directors (the “DropCar Board”), have (i) determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of WPCS or DropCar, as applicable, and their respective stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that its stockholders vote to adopt or approve, as applicable, the Merger Agreement and, therefore, approve the transactions contemplated therein. The WPCS Board recommends that its stockholders vote “FOR” the proposals described in this proxy statement/prospectus/information statement, and the DropCar Board recommends that its stockholders sign and return to DropCar the DropCar Stockholder Consent indicating their approval of the Merger and adoption of the Merger Agreement and related transactions.
More information about WPCS, DropCar and the Merger is contained in this proxy statement/prospectus/information statement. WPCS and DropCar urge you to read the accompanying proxy statement prospectus/information statement carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 32.
WPCS and DropCar are excited about the opportunities the Merger brings to both WPCS’s and DropCar’s stockholders, and thank you for your consideration and continued support.
Sebastian Giordano	Spencer Richardson
Chief Executive Officer	Chief Executive Officer
WPCS International Incorporated	DropCar, Inc.
Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus/information statement. Any representation to the contrary is a criminal offense.
The accompanying proxy statement/prospectus/information statement is dated December __, 2017, and is first being mailed to WPCS stockholders and DropCar stockholders on or about December __, 2017.

WPCS INTERNATIONAL INCORPORATED
521 RAILROAD AVENUE
SUISUN CITY, CALIFORNIA 94585
(707) 432-1300
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On _________ __, 2018
Dear Stockholders of WPCS:
On behalf of the board of directors of WPCS International Incorporated, a Delaware corporation (“WPCS”), we are pleased to deliver this proxy statement/prospectus/information statement for the proposed merger between WPCS and DropCar, Inc., a Delaware corporation (“DropCar”), pursuant to which DC Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of WPCS (“Merger Sub”), will merge with and into DropCar, with DropCar surviving as a wholly-owned subsidiary of WPCS (the “Merger”). The special meeting of stockholders of WPCS (the “Special Meeting”) will be held on _______ __, 2018, at 9:30 a.m., local time, at the offices of Morse, Zelnick, Rose & Lander, LLP, 825 Third Avenue, 16th Floor, New York, NY 10022, for the following purposes:
1.
To consider and vote upon a proposal to approve the Agreement and Plan of Merger and Reorganization, dated as of September 6, 2017, by and among WPCS, DropCar and Merger Sub, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement (the “Merger Agreement”), and the transactions contemplated thereby, including the Merger and the issuance of shares of WPCS’s common stock to DropCar’s stockholders pursuant to the terms of the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement, dated as of October 10, 2017 to correct a scrivener’s error (“Amendment No. 1”), as amended by Amendment No. 2 to the Merger Agreement, dated as of November 21, 2017, to increase the size of the board of directors of the combined company after the closing of the Merger, and as amended by Amendment No. 3 to the Merger Agreement, dated as of December 4, 2017, to, among other things, change the equity allocation between the WPCS stockholders and the DropCar securityholders from 15%/85% to 16.01%/83.99%;

2.
To approve an amendment to the WPCS Charter changing the WPCS corporate name to “DropCar, Inc.” in the form attached as Annex B;

3.
To approve an amendment to the WPCS Charter effecting a reverse stock split of WPCS’ issued and outstanding common stock within a range of every 1.5 to 10 shares (or any number in between) of outstanding WPCS common stock being combined and reclassified into one share of WPCS common stock in the form attached as Annex C;

4.
To approve amendments to the Plan, in the form attached as Annex D, to, among other things, increase the total number of shares of WPCS common stock currently available for issuance under the Plan by 6,450,000 shares, prior to giving effect to any reverse stock split to be effected in connection with the Merger;

5.
To consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above; and

6.
To transact such other business as may properly come before the stockholders at the Special Meeting or any adjournment or postponement thereof.

Record Date
The WPCS Board has fixed _______ __, 201_ as the record date (the “Record Date”) for the determination of stockholders entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof. Only holders of record of shares of WPCS common stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting. At the close of business on the Record Date, WPCS had ______ shares of common stock issued and outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the shares of WPCS common stock having voting power present in person or represented by proxy at the Special Meeting, assuming a quorum is present, is required for approval of WPCS Proposal Nos. 1, 4 and 5. The affirmative vote of the holders of a majority of outstanding shares of WPCS common stock entitled to vote on the Record Date for the Special Meeting is required for approval of WPCS Proposal Nos. 2 and 3. Each of WPCS Proposal Nos. 1, 2, 3 and 4 are conditioned upon each other and the approval of each such proposal is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of WPCS Proposal Nos. 1, 2, 3 and 4.
Even if you plan to attend the Special Meeting in person, WPCS requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Special Meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Special Meeting.
THE WPCS BOARD HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO WPCS AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE WPCS BOARD RECOMMENDS THAT WPCS STOCKHOLDERS VOTE “FOR” EACH OF THE WPCS PROPOSALS.
By Order of the WPCS Board,
Sebastian Giordano
Chief Executive Officer
Suisun City, California 94585
__________ __, 2017

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus/information statement incorporates important business and financial information about WPCS that is not included in or delivered with this document. You may obtain this information without charge through the SEC website (www.sec.gov) or upon your written or oral request by contacting the chief financial officer of WPCS International Incorporated, 521 Railroad Avenue, Suisun City, California 94585 or by calling (707) 432-1300.
To ensure timely delivery of these documents, any request should be made no later than ___________ __, 201_ to receive them before the Special Meeting.
For additional details about where you can find information about WPCS, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.

i

AGREEMENTS RELATED TO THE MERGER	110
DropCar Stockholder Support Agreements	110
WPCS Stockholder Support Agreements	111
Lock-up Agreements	111
“Dribble-Out” Agreements	112
MATTERS BEING SUBMITTED TO A VOTE OF WPCS STOCKHOLDERS	114
WPCS Proposal No. 1: Approval of the Merger and the Issuance of Common Stock in the Merger	114
WPCS Proposal No. 2: Approval of an Amendment to the WPCS Charter Effecting the WPCS Name Change	115
WPCS Proposal No. 3: Approval of an Amendment to the WPCS Charter Effecting the Reverse Stock Split	116
WPCS Proposal No. 4: Approval of Amendment to WPCS International Incorporated Amended and Restated 2014 Equity Incentive Plan; Re-Approval of Code Section 162(m) Business Criteria	122
WPCS Proposal No. 5: Approval of Possible Adjournment of the Special Meeting	132
WPCS BUSINESS	133
DROPCAR BUSINESS	139
WPCS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	146
DROPCAR MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	159
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF DROPCAR	168
MANAGEMENT FOLLOWING THE MERGER	169
Executive Officers and Directors	169
Director Compensation	173
Executive Compensation	174
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	177
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	181
Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2017	182
Unaudited Pro Forma Condensed Combined Statement of Operations — Nine Months Ended September 30, 2017	183
Unaudited Pro Forma Condensed Combined Statement of Operations — Year Ended December 31, 2016	184
Notes to the Unaudited Pro Forma Condensed Combined Financial Information	185
DESCRIPTION OF WPCS CAPITAL STOCK	189
COMPARISON OF RIGHTS OF HOLDERS OF WPCS CAPITAL STOCK AND DROPCAR CAPITAL STOCK	196
PRINCIPAL STOCKHOLDERS OF WPCS	203
PRINCIPAL STOCKHOLDERS OF DROPCAR	205
PRINCIPAL STOCKHOLDERS OF THE COMBINED ORGANIZATION	207
LEGAL MATTERS	209
EXPERTS	209
WHERE YOU CAN FIND MORE INFORMATION	209
TRADEMARK NOTICE	211
OTHER MATTERS	211
INDEX TO WPCS CONSOLIDATED FINANCIAL STATEMENTS	F-A-1
INDEX TO DROPCAR CONSOLIDATED FINANCIAL STATEMENTS	F-B-1

QUESTIONS AND ANSWERS ABOUT THE MERGER
The following section provides answers to frequently asked questions about the Merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.
Q:
What is the Merger?

A:
WPCS International Incorporated, or WPCS, DC Acquisition Corporation, or Merger Sub, a wholly-owned subsidiary of WPCS, and DropCar, Inc., or DropCar, have entered into an Agreement and Plan of Merger and Reorganization, dated September 6, 2017 and as amended as of October 10, 2017, November 21, 2017 and December 4, 2017 (the “Merger Agreement”). The Merger Agreement contains the terms and conditions of the proposed business combination of WPCS and DropCar. Under the Merger Agreement, Merger Sub, will merge with and into DropCar, with DropCar surviving as a wholly-owned subsidiary of WPCS. This transaction is referred to as the Merger. After the completion of the Merger, WPCS will change its corporate name to “DropCar, Inc.” as required by the Merger Agreement.

At the effective time of the Merger, (i) each outstanding share of DropCar capital stock will be converted into the right to receive shares of WPCS common stock and (ii) each outstanding warrant to purchase a share of DropCar capital stock (the “DropCar Warrants”) will be converted into a right to receive warrants to purchase shares of WPCS common stock (the “WPCS Merger Warrants”), in both cases based on the “Exchange Ratio,” which will be calculated immediately prior to the consummation of the Merger pursuant to a formula set forth in the Merger Agreement and described in the attached proxy statement/prospectus/information statement. It is currently anticipated that, at the closing of the Merger, the Exchange Ratio will be approximately 1.6454 shares of WPCS common stock for each share of DropCar capital stock outstanding or issuable upon exercise of an outstanding DropCar warrant, prior to giving effect to a reverse split of the outstanding shares of WPCS common stock prior to or simultaneously with the consummation of the Merger. Upon a reverse split, the Exchange Ratio will be adjusted accordingly. In addition, the Exchange Ratio is subject to adjustment if (i) WPCS Net Cash (as defined in the Merger Agreement) is greater than or less than $419,000 at the time of the Merger and (ii) if the number of shares of WPCS common stock issuable to DropCar’s advisors in connection with the Merger (see below) is less than 7,385,395. Each share of WPCS common and preferred stock issued and outstanding at the time of the Merger will remain issued and outstanding and will be unaffected by the Merger. WPCS warrants and options that are unexercised immediately prior to the effective time of the Merger also will remain outstanding and will be unaffected by the Merger. Please see “The Merger — Stock Options and Warrants” beginning on page 86.
Immediately after the Merger, DropCar securityholders, including those who purchase securities in the Merger Financing (described in the attached proxy statement/prospectus/information statement), as well as DropCar’s advisors in connection with the Merger, Alpha Capital Anstalt (“Alpha”) and Palladium Capital Advisors (“Palladium”), will own approximately 83.99% of the issued and outstanding shares of WPCS common stock and WPCS stockholders, will own approximately 16.01% of the issued and outstanding shares of WPCS common stock. These percentages give effect to (i) the number of shares of WPCS common stock actually issued and outstanding on September 6, 2017, the date the Merger Agreement was signed, (ii) an additional 411,992 shares of WPCS common stock that are deemed to be issued and outstanding, (iii) the conversion of all shares of WPCS convertible preferred stock actually issued and outstanding on September 6, 2017, (iv) the dilutive effect of options, actually issued and outstanding on September 6, 2017, to purchase shares of WPCS common stock under the Treasury Method using an assumed stock price of  $2.50 per share and (v) the issuance of 4,415,262 shares of WPCS common stock upon exercise of the WPCS Merger Warrants that will be issued in the Merger in exchange for the DropCar warrants. They do not give effect to the issuance of any shares of WPCS common stock issuable upon exercise of warrants to purchase shares of WPCS common stock outstanding at the time of the Merger (the “WPCS Warrants”).

The rules applicable to the calculation of the Exchange Ratio, which are described in the sections titled “The Merger — Merger Consideration and Exchange Ratio” beginning on page 84 and “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 94, are complex and circumstances as of the effective time of the Merger may result in an Exchange Ratio that differs from estimates in this proxy statement/prospectus/information statement.
Q:
What will happen to WPCS if, for any reason, the Merger does not close?

A:
If, for any reason, the Merger does not close, the WPCS Board may elect to, among other things, dissolve or liquidate its assets, attempt to complete another strategic transaction like the Merger, attempt to sell or otherwise dispose of the various assets of WPCS or continue to operate the business of WPCS. If WPCS decides to dissolve and liquidate its assets, WPCS would be required to pay all its debts and contractual obligations, and to set aside certain reserves for potential future claims, and there can be no assurances as to the amount or timing of available cash left, if any, to distribute to stockholders after paying the debts and other obligations of WPCS and setting aside funds for reserves.

Q:
Why are the two companies proposing to merge?

A:
Following the Merger, WPCS and DropCar believe that the Merger will result in a company with multiple lines of businesses, one of which operates in the emerging automotive support services market. WPCS and DropCar believe that the combined company will have the following potential advantages: (i) a diversified business model; (ii) greater working capital; (iii) an experienced management team; and (iv) access to additional sources of capital.

Q:
Why am I receiving this proxy statement/prospectus/information statement?

A:
You are receiving this proxy statement/prospectus/information statement because you have been identified as a stockholder of WPCS or DropCar as of the applicable Record Date, and you are entitled, as applicable, to vote at the Special Meeting to approve the matters set forth above, or to sign and return the DropCar Stockholder Consent to adopt and approve the matters set forth in the DropCar Stockholder Consent. This document serves as:

•
a proxy statement of WPCS used to solicit proxies for the Special Meeting to vote on the matters set forth above;

•
a prospectus of WPCS used to offer shares of WPCS common stock in exchange for shares of DropCar capital stock in the Merger and issuable upon exercise of the WPCS Merger Warrants; and

•
an information statement of DropCar used to solicit the DropCar Stockholder Consent of its stockholders for approval of matters relating to the Merger.

Q:
What is required to consummate the Merger?

A:
To consummate the Merger, WPCS stockholders must approve the WPCS Proposals Nos. 1 through 4. Pursuant to the terms of the Merger Agreement, WPCS is also requesting that WPCS stockholders approve WPCS Proposal No. 5. Specifically, the WPCS Proposals are as follows:

1.
approve the Agreement and Plan of Merger and Reorganization among WPCS, DropCar and Merger Sub, dated September 6, 2017, as amended by Amendments No. 1, No. 2 and No. 3, a copy of which is attached as Annex A, and the transactions contemplated thereby;

2.
approve an amendment to the WPCS Charter, in the form attached as Annex B, effecting the WPCS Name Change;

3.
approve an amendment to the WPCS Charter, in the form attached as Annex C, effecting the Reverse Stock Split;

4.
approve amendments to the Plan, in the form attached as Annex D, to, among other things, increase the total number of shares of WPCS common stock currently available for issuance under the Plan by 6,450,000 shares, prior to giving effect to any reverse stock split to be effected in connection with the Merger;

5.
to consider and vote on an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above.

The presence, in person or represented by proxy, at the Special Meeting, of the holders of 33 1∕3% of the shares of WPCS common stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. The affirmative vote of the holders of a majority of the shares of WPCS common stock having voting power present in person or represented by proxy at the Special Meeting, assuming a quorum is present, is required for approval of WPCS Proposal Nos. 1, 4 and 5. The affirmative vote of the holders of a majority of shares of WPCS common stock entitled to vote on the Record Date for the Special Meeting is required for approval of WPCS Proposal Nos. 2 and 3. Each of WPCS Proposal Nos. 1, 2, 3 and 4 are conditioned upon each other and the approval of each such proposal is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3 and 4.
Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as “AGAINST” votes for WPCS Proposal Nos. 2 and 3, but will have no effect on WPCS Proposal Nos. 1, 4 and 5. Similarly, broker non-votes will have the same effect as “AGAINST” votes for WPCS Proposal Nos. 2 and 3, but will have no effect on WPCS Proposal Nos. 1, 4 and 5.
The adoption of the Merger Agreement and the approval of the Merger and related transactions by the stockholders of DropCar require the affirmative votes of the holders of a majority of the outstanding DropCar common stock and preferred stock, voting together as one class on an as-converted to common stock basis. In addition to the requirement of obtaining such stockholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.
Certain DropCar stockholders, who collectively own approximately 53.4% of the outstanding shares of DropCar capital stock as of December 1, 2017 on an as-converted to common stock basis, have entered into support agreements with WPCS, under which they have agreed to vote all the shares of DropCar capital stock that they own in favor of the Merger and against any “acquisition proposal,” as defined in the Merger Agreement. Following the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC and pursuant to the conditions of the Merger Agreement, DropCar stockholders who are party to the support agreements with WPCS will each execute the DropCar Stockholder Consent approving the Merger and related transactions. These stockholders hold a sufficient number of shares of DropCar capital stock to adopt the Merger Agreement, and no meeting of DropCar stockholders to adopt the Merger Agreement and approve the Merger and related transactions will be held. Nevertheless, stockholders of DropCar, including those who are parties to support agreements, are being requested to execute the DropCar Stockholder Consent providing such approvals.
For a more complete description of the closing conditions under the Merger Agreement, you are urged to read the section titled “The Merger Agreement — Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.
Q:
What will DropCar securityholders receive in the Merger?

A:
In the Merger, DropCar securityholders, including holders of shares of DropCar common stock and preferred stock and holders of DropCar’s convertible notes, will be entitled to receive shares of WPCS common stock in exchange for their DropCar securities and holders of DropCar Warrants will be entitled to receive the WPCS Merger Warrants in exchange for their DropCar Warrants. Immediately following the consummation of the Merger, the DropCar securityholders, including those who purchase securities in the Merger Financing (described elsewhere in this proxy statement/prospectus/

information statement) as well as DropCar’s advisors in connection with the Merger, Alpha and Palladium, are expected to own approximately 83.99% of the issued and outstanding shares of WPCS common stock. These percentages give effect to (i) the number of shares of WPCS common stock actually issued and outstanding on September 6, 2017, the date the Merger Agreement was signed, (ii) an additional 411,992 shares of WPCS common stock that are deemed to be issued and outstanding, (iii) the conversion of all shares of WPCS convertible preferred stock actually issued and outstanding on September 6, 2017, (iv) the dilutive effect of options, actually issued and outstanding on September 6, 2017, to purchase shares of WPCS common stock under the Treasury Method using an assumed stock price of  $2.50 per share and (v) the issuance of 4,415,262 shares of WPCS common stock upon exercise of the WPCS Merger Warrants that will be issued in the Merger in exchange for the DropCar warrants. They do not give effect to the issuance of any shares of WPCS common stock issuable upon exercise of WPCS Warrants outstanding at the time of the Merger. In addition, it assumes that (i) except for the Merger Financing, which is a condition to closing the Merger, WPCS will not need to raise additional capital to relist its shares of common stock on The NASDAQ Capital Market at the time of the Merger and (ii) WPCS Net Cash (as defined in the Merger Agreement) at the time of the Merger is $419,000.
The terms of the WPCS Merger Warrants will be identical with the terms of the DropCar Warrants for which they are exchanged except that the number of shares covered by the warrants and the exercise price per share will be adjusted for the Exchange Ratio.
For a more complete description of what DropCar securityholders will receive in the Merger, please see the sections titled “Market Price and Dividend Information” and “The Merger Agreement — Merger Consideration and Exchange Ratio” in this proxy statement/prospectus/information statement.
Q:
Who will be the directors of WPCS following the Merger?

A:
Immediately following the Merger the WPCS Board is expected to consist of eight directors, of which six will be designated by DropCar and two will be designated by WPCS. The DropCar designees are: Spencer Richardson, David Newman, Brian Harrington, Zvi Joseph, Solomon Mayer and Greg Schiffman. The WPCS designees are: Sebastian Giordano and Joshua Silverman.

Q:
Who will be the executive officers of WPCS immediately following the Merger?

A:
Immediately following the Merger, the executive management team of WPCS is expected to be as follows:

Name	Title
Spencer Richardson	Chief Executive Officer
David Newman	Chief Business Development Officer
Daniel Gelbtuch	Vice President Corporate Finance and Communications
Leandro Larroulet	Chief Information Officer
Q:
What are the material U.S. federal income tax consequences of the Reverse Stock Split to WPCS stockholders?

A:
The Reverse Stock Split described in WPCS Proposal No. 3 should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder (as described in more detail in the section titled “Matters Being Submitted to a Vote of WPCS Stockholders — WPCS Proposal No. 3: Approval of the Amendment of the Certificate of Incorporation of WPCS Effecting the Reverse Stock Split —  Material U.S. Federal Income Tax Consequences of the Reverse Stock Split”) of WPCS common stock generally should not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional share of WPCS common stock, as discussed below in the section titled “Matters Being Submitted to a Vote of WPCS Stockholders — WPCS Proposal No. 3: Approval of the Amendment of the Certificate of Incorporation of WPCS Effecting the Reverse Stock Split — Material U.S. Federal Income Tax Consequences of the Reverse Stock Split — Cash in Lieu of Fractional Shares”. A U.S. Holder’s aggregate tax basis in the shares of WPCS common stock received pursuant to the

Reverse Stock Split should equal the aggregate tax basis of the shares of the WPCS common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of WPCS common stock), and such U.S. Holder’s holding period in the shares of WPCS common stock received should include the holding period in the shares of WPCS common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of WPCS common stock surrendered to the shares of WPCS common stock received in a recapitalization pursuant to the Reverse Stock Split. U.S. Holders of shares of WPCS common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares. For more information, please see the section titled “Matters Being Submitted to a Vote of WPCS Stockholders — WPCS Proposal No. 3: Approval of an Amendment to the WPCS Charter Effecting the Reverse Stock Split — Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” on page 119.
Q:
What are the material U.S. federal income tax consequences of the Merger to DropCar stockholders?

A:
Each of WPCS and DropCar intends the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). In general, and subject to the qualifications and limitations set forth in the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger,” if the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material tax consequences to U.S. Holders of DropCar common stock will be as follows:

•
a DropCar stockholder will not recognize gain or loss upon the exchange of DropCar common stock for WPCS common stock pursuant to the Merger, except to the extent of cash received in lieu of a fractional share of DropCar common stock as described below;

•
a DropCar stockholder who receives cash in lieu of a fractional share of WPCS common stock in the Merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of a fractional share and the stockholder’s tax basis allocable to such fractional share;

•
a DropCar stockholder’s aggregate tax basis for the shares of WPCS common stock received in the Merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of DropCar common stock surrendered in the Merger; and

•
the holding period of the shares of WPCS common stock received by a DropCar stockholder in the Merger will include the holding period of the shares of DropCar common stock surrendered in exchange therefor.

Tax matters are very complicated, and the tax consequences of the Merger to a particular DropCar stockholder will depend on such stockholder’s particular circumstances. Accordingly, you are strongly urged to consult your personal tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws. For more information, please see the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 87.
Q: As a WPCS stockholder, how does the WPCS Board recommend that I vote?
A:
After careful consideration, the WPCS Board recommends that WPCS stockholders vote.

•
“FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of shares of WPCS common stock to DropCar securityholders in the Merger;

•
“FOR” Proposal No. 2 to approve an amendment to the WPCS Charter to effect the WPCS Name Change;

•
“FOR” Proposal No. 3 to approve an amendment to the WPCS Charter to effect the Reverse Stock Split;

•
“FOR” Proposal No. 4 to approve amendments to the Plan;

•
“FOR” Proposal No. 5 to adjourn the Special Meeting, if necessary, if a quorum is present, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.

Q:
As a DropCar stockholder, how does the DropCar Board recommend that I vote?

A:
After careful consideration, the DropCar Board recommends that DropCar stockholders execute the DropCar Stockholder Consent indicating their vote in favor of the adoption of the Merger Agreement and the approval of the Merger and the transactions contemplated thereby.

Q:
What risks should I consider in deciding whether to vote in favor of the Merger or to execute and return the DropCar Stockholder Consent, as applicable?

A:
You should carefully review the section of this proxy statement/prospectus/information statement titled “Risk Factors” beginning on page 32, which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of WPCS and DropCar, as an independent company, is subject.

Q:
Who can vote at the Special Meeting?

A:
Only WPCS stockholders of record at the close of business on the Record Date, _____ __, 201_, will be entitled to vote at the Special Meeting. As of _____ __, 2017, there were __________ shares of WPCS common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name
If, at the close of business on the Record Date, your shares of WPCS common stock were registered directly in your name with WPCS’s transfer agent, Issuer Direct Corporation, then you are a WPCS stockholder of record. As a WPCS stockholder of record, you may vote in person at the Special Meeting or vote by proxy. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by completing and returning the enclosed proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.
Beneficial Owner: Shares Registered in the Name of a Broker or Bank
If, at the close of business on the Record Date, your shares of WPCS common stock were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker or other agent how to vote the shares in your account. You are also invited to attend the Special Meeting. However, because you are not the stockholder of record, you may not vote your shares in person at the Special Meeting unless you request and obtain a valid proxy from your broker or other agent.
Q:
How many votes do I have?

A:
On each matter to be voted upon, you have one vote for each share of WPCS common stock you own as of the Record Date.

Q:
What is the quorum requirement?

A:
A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least 33 1∕3% of the outstanding shares entitled to vote are present at the Special Meeting. On _____ __, 2017, there were __________ shares of WPCS common stock outstanding and entitled to vote. Accordingly, WPCS expects that the holders of at least _________ shares of WPCS common stock must be present at the Special Meeting for a quorum to exist. Your shares of WPCS common stock will be counted toward the quorum at the Special Meeting only if you attend the Special Meeting in person or are represented at the Special Meeting by proxy.

Abstentions and broker non-votes (as described below) will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present and entitled to vote at the meeting in person or represented by proxy may adjourn the Special Meeting to another date.
Q:
What are “broker non-votes”?

A:
If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. Proposals Nos. 1, 2, 3 and 4 are non-routine matters. Broker non-votes will not be counted toward the vote total for any proposal at the Special Meeting.

Q:
How can I find out the results of the voting at the Special Meeting?

A:
WPCS will disclose final voting results in a Current Report on Form 8-K filed with the SEC within four business days after the Special Meeting. If final voting results are unavailable at that time, then WPCS intends to file a Current Report on Form 8-K to disclose preliminary voting results and file an amended Current Report on Form 8-K within four business days after the date the final voting results are available.

Q:
When do you expect the Merger to be consummated?

A:
The Merger is anticipated to occur in the first quarter of 2018 after the Special Meeting; however, the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement.

Q:
What do I need to do now?

A:
WPCS and DropCar urge you to read this proxy statement/prospectus/information statement carefully, including its annexes, and to consider how the Merger affects you.

If you are a WPCS stockholder of record, you may provide your proxy instructions in one of four different ways. First, you can attend the Special Meeting in person and WPCS will provide you with a ballot when you arrive at the meeting. Second, you can mail your signed proxy card in the enclosed return envelope. Third, you can provide your proxy instructions via telephone by following the instructions on your proxy card. Fourth, you can provide your proxy instructions via the Internet by following the instructions on your proxy card. If you hold your shares in “street name” (as described below), you may provide your proxy instructions via telephone or the internet by following the instructions on your vote instruction form. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the special meeting of WPCS stockholders.
If you are a stockholder of DropCar, you may execute and return the DropCar Stockholder Consent to DropCar in accordance with the instructions provided.
Q:
What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:
If you are a WPCS stockholder, the failure to return your proxy card or otherwise provide proxy instructions will reduce the aggregate number of votes required to approve WPCS Proposals Nos. 1, 2 and 5 and will have the same effect as voting against WPCS Proposals 3 and 4. Also, your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting.

Q:
May I vote in person at the special meeting of stockholders of WPCS?

A:
If your shares of WPCS common stock are registered directly in your name with WPCS’ transfer agent, you are considered the stockholder of record with respect to those shares and the proxy materials and proxy card are being sent directly to you by WPCS. If you are a WPCS stockholder of record, you may attend the special meeting of WPCS stockholders and vote your shares in person. Even if you plan to attend the Special Meeting in person, WPCS requests that you sign and return the enclosed proxy to ensure that your shares will be represented at the Special Meeting if you are unable to attend.
If your shares of WPCS common stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you by your broker or other nominee together with a voting instruction card. As the beneficial owner, you are also invited to attend the special meeting of WPCS stockholders. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Special Meeting unless you obtain a legal proxy from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting.
Q:
When and where is the special meeting of WPCS stockholders being held?

A:
The Special Meeting will be held at the offices of Morse, Zelnick, Rose & Lander, LLP, 825 Third Avenue, 16th Floor, New York, NY 10022, at 9:30 a.m., local time, on _______ __, 2018. Subject to space availability, all WPCS stockholders as of the Record Date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis.

Q:
If my WPCS shares are held in “street name” by my broker, will my broker vote my shares for me?

A:
Unless your broker has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of WPCS common stock on matters requiring discretionary authority without instructions from you. If you do not give instructions to your broker, your broker can vote your WPCS shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of The NASDAQ Capital Market on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the WPCS shares will be treated as broker non-votes. It is anticipated that all the WPCS Proposals will be non-discretionary items. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:
May I change my vote after I have submitted a proxy or provided proxy instructions?

A:
WPCS stockholders of record, other than those WPCS stockholders who are parties to support agreements, may change their vote at any time before their proxy is voted at the Special Meeting in one of three ways. First, a stockholder of record of WPCS can send a written notice to the Secretary of WPCS stating that it would like to revoke its proxy. Second, a stockholder of record of WPCS can submit new proxy instructions either on a new proxy card or via the Internet. Third, a stockholder of record of WPCS can attend the Special Meeting and vote in person. Attendance alone will not revoke a proxy. If a WPCS stockholder who owns WPCS shares in “street name” has instructed a broker to vote its shares of WPCS common stock, the stockholder must follow directions received from its broker to change those instructions.

Q:
Who is paying for this proxy solicitation?

A:
WPCS and DropCar will share equally the cost of printing and filing of this proxy statement/prospectus/information statement and the proxy card up to a maximum of  $125,000 payable by DropCar. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of WPCS common stock for the forwarding of solicitation materials to the beneficial owners of WPCS common stock. WPCS will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur relating to the forwarding of solicitation materials. WPCS has retained Alliance Advisors LLC to assist it in soliciting proxies using the means referred to above. WPCS will pay the fees of Alliance Advisors LLC, which WPCS expects to be approximately $12,000, plus reimbursement of out-of-pocket expenses.

Q:
Who can help answer my questions?

A:
If you are a WPCS stockholder and would like additional copies of this proxy statement/prospectus/information statement without charge or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

WPCS International Incorporated
521 Railroad Avenue
Suisun City, CA 94585
Telephone:	(707) 432-1300
Attention:	Sebastian Giordano
Email:	Sebastian.giordano@wpcs.com
If you are a DropCar stockholder and would like additional copies of this proxy statement/prospectus/information statement without charge or if you have questions about the Merger, including the procedures for voting your shares, you should contact:
DropCar, Inc.
1412 Broadway, Suite 2105
New York, NY 10018
Telephone: (646) 342-1595
Attention: Spencer Richardson
Email: spencer@dropcar.com

PROSPECTUS SUMMARY
This summary highlights selected information from this proxy statement/prospectus/information statement and may not contain all the information that is important to you. To better understand the Merger, the proposals being considered at the Special Meeting and the DropCar stockholder actions that are the subject of the DropCar Stockholder Consent, you should read this entire proxy statement/prospectus/information statement carefully, including the Merger Agreement and the other annexes to which you are referred herein. For more information, please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
The Companies
WPCS International Incorporated
521 Railroad Avenue
Suisun City, CA 94585
(707) 432-1300
WPCS is a full-service low voltage contractor that specializes in the installation and service of voice and data networks, security systems, audio-visual solutions, and distributed antenna systems, provides experienced project management and delivers complex projects to key vertical markets that include healthcare, education, transportation, energy and utilities, oil and gas, manufacturing, commercial real estate, finance and government.
DropCar, Inc.
1412 Broadway
New York, New York 10018
(646) 342-1595
DropCar is a privately-held provider of automotive logistics and concierge services for both consumers and the automotive industry. In 2015, DropCar launched its cloud-based Vehicle Support Platform and mobile application (“app”) to assist consumers and automotive-related companies reduce the costs, hassles and inefficiencies of owning a car, or fleet of cars, in urban centers. To date, DropCar operates primarily in the New York metropolitan area and plans to expand its territory in the future.
DC Acquisition Corporation
521 Railroad Avenue
Suisun City, CA 94585
(707) 432-1300
Merger Sub is a wholly-owned subsidiary of WPCS and was formed solely for the purpose of the Merger.
The Merger (see page 59)
If the Merger is completed, Merger Sub will merge with and into DropCar, with DropCar surviving as a wholly-owned subsidiary of WPCS.
At the effective time of the Merger, each share of DropCar common stock will be converted into the right to receive shares of WPCS common stock in accordance with the Exchange Ratio. It is currently anticipated that, at the closing of the Merger, the Exchange Ratio will be approximately 1.6454 shares of WPCS’s common stock for each share of DropCar capital stock outstanding or issuable upon exercise of outstanding DropCar Warrants prior to giving effect to a reverse split of the outstanding shares of WPCS common stock prior to or simultaneously with the consummation of the Merger. Upon a reverse split, the Exchange Ratio will be adjusted accordingly. The Exchange Ratio is determined pursuant to a formula set forth in the Merger Agreement and described in this proxy statement/prospectus/information statement and is subject to adjustment.

Each share of WPCS common stock and preferred stock issued and outstanding at the time of the Merger will remain issued and outstanding and will be unaffected by the Merger. WPCS Warrants and options that are unexercised prior to the effective time of the Merger will remain outstanding as well and will be unaffected by the Merger. Please see “The Merger — Stock Options and Warrants” beginning on page 86.
For a more complete description of the Exchange Ratio, please see the section titled “The Merger Agreement — Merger Consideration and Exchange Ratio” beginning on page 84.
The Merger will be completed as promptly as practicable after all the conditions to completion of the Merger are satisfied or waived, including the approval of the stockholders of WPCS and DropCar. WPCS and DropCar are working to complete the Merger as quickly as practicable. However, WPCS and DropCar cannot predict the exact timing of the completion of the Merger because it is subject to various conditions. After completion of the Merger, assuming WPCS receives the required stockholder approval of WPCS Proposal No. 2, WPCS will be renamed “DropCar, Inc.”.
Reasons for the Merger (see pages 65 and 67)
Following the Merger, the combined company will have multiple lines of businesses, including one in the emerging vehicle support services market. WPCS and DropCar believe that the combined company will have the following potential advantages:
•
it will have a diversified business platform;

•
its common stock will be listed on an exchange and publicly traded,

•
it will be led by an experienced senior management team and an expanded board of directors; and

•
it will be well-capitalized.

Each of the WPCS Board and the DropCar Board also considered other reasons for the Merger, as described herein. For example, the WPCS Board considered, among other things:
•
the strategic alternatives of WPCS to the Merger, including potential transactions that could have resulted from discussions that WPCS management conducted with other potential merger parties;

•
the consequences of current market conditions, WPCS’ current liquidity position, its depressed stock price and the likelihood that the resulting circumstances for the company would not change for the benefit of the WPCS stockholders in the foreseeable future on a stand-alone basis;

•
the risks of continuing to operate WPCS on a stand-alone basis, including the fact that it has only one line of business;

•
WPCS management’s belief that it would be difficult to obtain additional equity or debt financing on acceptable terms, if at all;

•
the opportunity for WPCS stockholders to participate in the potential value that may result from DropCar’s development and the potential increase in value of the combined company following the Merger; and

•
the opinion of Gordian Investments, LLC (“Gordian”), delivered to the WPCS Board (in its capacity as such) that, as of September 5, 2017 and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in the opinion, the Exchange Ratio for the conversion of DropCar capital stock into shares of WPCS common stock pursuant to the Merger Agreement was fair to the WPCS stockholders from a financial point of view.

In addition, the DropCar Board approved the Merger based on a number of factors, including the following:
•
the potential to provide DropCar stockholders with greater liquidity by owning stock in a public company;

•
the potential of access to the public market capitals, including sources of capital from a broader range of investors to support the growth and development of its business than it could otherwise obtain if it continued to operate as a privately-held company;

•
the expectation that the Merger would be a more time- and cost-effective means to access capital than other options considered, including an initial public offering;

•
the fact that shares of WPCS common stock issued to DropCar stockholders will be registered pursuant to a registration statement on Form S-4 by WPCS and will become freely tradable for DropCar’s stockholders who are not affiliates of DropCar;

•
the likelihood that the Merger will be consummated on a timely basis;

•
the terms and conditions of the Merger Agreement, including, without limitation, the following:

•
the determination that the Exchange Ratio, is appropriate to reflect the expected relative percentage ownership of WPCS securityholders, DropCar securityholders including the holders of the securities sold in the Merger Financing;

•
the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the DropCar stockholders will not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of shares of DropCar capital stock for shares of WPCS common stock pursuant to the Merger; and

•
that the potential termination fee of  $250,000 payable by WPCS to DropCar and the circumstances when such fee may be payable, were reasonable.

Opinion of the WPCS Financial Advisor (see page 69)
In June 2017, the Special Committee of the WPCS Board engaged Gordian to provide a written opinion to the Special Committee and the WPCS Board as to the fairness, from a financial point of view, of the Merger. At the September 5, 2017 meeting of the Special Committee and the WPCS Board, Gordian rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated September 5, 2017, to the Special Committee that, as of the date of such opinion, and based upon the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review set forth in its written opinion, the Merger is fair, from a financial point of view, to the WPCS stockholders as more fully described below under the caption “The Merger — Opinion of WPCS Financial Advisor.”
The full text of the written opinion of Gordian, dated September 5, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with such opinion, is attached as Annex E. Holders of WPCS common stock are urged to read this opinion carefully and in its entirety. Gordian’s opinion was provided for the sole benefit and use of the WPCS Board (in its capacity as such) in connection with its consideration of the Merger and addresses only the fairness to the WPCS stockholders, from a financial point of view, of the terms of the Merger. It does not address any other aspects of the Merger and does not constitute a recommendation as to how holders of WPCS common stock or DropCar common stock should vote or act in connection with the Merger. Specifically, the Exchange Ratio was determined through negotiations between WPCS and DropCar and not pursuant to any recommendation of Gordian. The summary of the opinion set forth in the section of this proxy statement/prospectus/information statement captioned “The Merger — Opinion of WPCS Financial Advisor” is qualified in its entirety by reference to the full text of the opinion.
Interests of Certain Directors, Officers and Affiliates of WPCS and DropCar (see pages 77 and 82)
In considering the recommendation of the WPCS Board with respect to issuing shares of WPCS common stock pursuant to the Merger Agreement and the other matters to be acted upon by WPCS stockholders at the Special Meeting, WPCS stockholders should be aware that certain members of the WPCS Board and executive officers of WPCS have interests in the Merger that may be different from, or in addition to, interests they have as WPCS stockholders. For example, upon completion of the Merger, Sebastian Giordano and David Allen, WPCS’ chief executive officer and chief financial officer, respectively, will be entitled to change in control payments and stock options. Furthermore, Mr. Giordano and Joshua

Silverman, both current members of the WPCS Board, will continue to serve on the WPCS Board after completion of the Merger. Finally, all the officers and directors of WPCS have entered into agreements with WPCS that “toll” the exercise period of their options (but not beyond the date of expiration of their options) for a period equal to which they agreed to “lock-up” their shares of WPCS common stock.
The senior executive officers of WPCS (i.e., Sebastian Giordano and David Allen), certain WPCS directors (i.e., Charles Benton, Norm Dumbroff, Edward Gildea and Joshua Silverman) and certain holders of shares of WPCS convertible preferred stock and warrants to purchase shares of WPCS common stock (i.e., Alpha, Iroquois Capital Management LLC, Iroquois Capital Investment Fund and Brio Capital) entered into support agreements with DropCar in connection with the Merger. As of December 1, 2017, these persons owned an aggregate of 6,559 shares of WPCS common stock. However, at such date, they had the right to acquire, either by exercising their right to purchase shares of WPCS common stock or to convert shares of WPCS convertible preferred stock into shares of WPCS common stock, up to 4,303,467 shares of WPCS common stock (after taking into account any limitations on their right to convert or exercise, as the case may be), representing approximately 45% of the outstanding shares of WPCS common stock on an as-converted to common stock basis. In addition, pursuant to an Amended and Restated Support Agreement, dated as of December 4, 2017, among Alpha, DropCar and WPCS, executed in connection with the WPCS Series H-1 Repricing Proposal (as described on page 65 below), Alpha has agreed that on the Record Date it will own 9.99% of the actual issued and outstanding shares of WPCS common stock. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger — Support Agreements” in this proxy statement/prospectus/information statement.
In considering the recommendation of the DropCar Board with respect to consenting to the adoption of the Merger Agreement and the approval of the Merger and related transactions, DropCar stockholders should be aware that certain members of the DropCar Board and executive officers of DropCar have interests in the Merger that may be different from, or in addition to, interests they have as DropCar stockholders. For example, some of DropCar’s directors and executive officers are expected to become directors and executive officers of the combined company upon the closing of the Merger. Specifically, Spencer Richardson and David Newman, both currently executive officers and directors of DropCar, are expected to become executive officers and directors of WPCS upon the closing of the Merger, with Mr. Richardson serving as the president and chief executive officer, and Mr. Newman serving as chief business development officer. Certain DropCar significant stockholders also entered into support agreements with WPCS in connection with the Merger. The support agreements are discussed in greater detail in the section titled “Agreements Related to the Merger — Support Agreements” beginning on page 110.
Management Following the Merger (see page 108)
Effective as of the closing of the Merger, the current senior executives of DropCar named in the table below are expected to become the executive officers of WPCS:
Name	Title
Spencer Richardson	Chief Executive Officer
David Newman	Chief Business Development Officer
Daniel Gelbtuch	Vice President Corporate Finance and Communications
Leandro Larroulet	Chief Information Officer
Overview of the Merger Agreement and Agreements Related to the Merger Agreement
Merger Consideration and Exchange Ratio (see pages 84 and 94)
At the effective time of the Merger:
•
Each share of DropCar capital stock outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive a number of shares of WPCS common stock calculated according to the Exchange Ratio, which is currently estimated to be approximately 1.6454, prior to giving effect to any adjustment on account of  (i) a reverse split of the outstanding shares of WPCS common stock immediately prior to or simultaneously with the Merger, (ii) WPCS Net Cash (as defined in the Merger Agreement) at the time of the Merger being more or less than $419,000 and (iii) the number of shares of WPCS common stock issuable to DropCar’s advisors in connection with the Merger (see below) is less than 7,385,395. At the present time, WPCS believes that the Exchange Ratio is likely to change for the following reasons. First, WPCS believes that, in order for it to qualify for listing on The NASDAQ Capital Market post-Merger, it will have to effect a reverse stock split. The exact ratio of the reverse stock split will not be known until proximate to the time of the closing of the Merger. Second, the WPCS Net Cash is likely to be higher than $419,000 at the time of the closing of the Merger. This will result in fewer shares of WPCS common stock being issued in the Merger in exchange for shares of DropCar capital stock and will benefit WPCS stockholders. Third, the number of shares of WPCS common stock to be issued in the Merger to DropCar’s advisors in connection with the Merger is likely to be less than 7,385,395 since it is anticipated that Alpha will be required to fund less than the entire amount of the Merger Financing.
•
Each DropCar Warrant outstanding and unexercised immediately prior to the effective time of the Merger will be exchanged for WPCS Merger Warrants.

Immediately after the Merger, DropCar securityholders, including investors who participate in the Merger Financing, and DropCar’s advisors in connection with the Merger, Alpha and Palladium, are expected to own approximately 83.99% of the issued and outstanding shares of WPCS common stock and WPCS stockholders are expected to own approximately 16.01% of the issued and outstanding shares of WPCS common stock. These percentages give effect to (i) the number of shares of WPCS common stock actually issued and outstanding on September 6, 2017, the date the Merger Agreement was signed, (ii) an additional 411,992 shares of WPCS common stock that are deemed to be issued and outstanding, (iii) the conversion of all shares of WPCS convertible preferred stock actually issued and outstanding on September 6, 2017, (iv) the dilutive effect of options, actually issued and outstanding on September 6, 2017, to purchase shares WPC common stock under the Treasury Method using an assumed stock price of  $2.50 per share and (v) the issuance of 4,415,162 shares of WPCS common stock upon exercise of the WPCS Merger Warrants that will be issued in the Merger in exchange for the DropCar warrants. They do not give effect to the issuance of any shares of WPCS common stock issuable upon exercise of WPCS Warrants. These percentages will change if  (i) the Merger Financing is insufficient to qualify the shares of WPCS common stock for listing on The NASDAQ Capital Market at the time of the Merger and either WPCS and/or DropCar is required to raise additional funds for that purpose or (ii) WPCS Net Cash is more or less than $419,000.
The table below reflects the changes in equity allocation, the number of shares of WPCS common stock that will be issued in the Merger and exchanged for issued and outstanding shares of DropCar capital stock and the Exchange Ratio on both a pre- and post-split basis based on various values for WPCS Net Cash at the time of the Merger. WPCS currently estimates that WPCS Net Cash at the time of the Merger will be between $600,000 and $800,000.
The table below reflects the changes in equity allocation, the number of shares of WPCS common stock that will be issued in issued in the Merger and exchanged for issued and outstanding shares of DropCar capital stock and the Exchange Ratio on both a pre- and post-split basis based on various values for WPCS Net Cash at the time of the Merger.
	Equity Allocation		Pre-Split		Post-Split (1-for-2)		Post-Split (1-for-3)		Post-Split (1-for-4)
	WPCS	DropCar	Merger Shares(1)	Exchange Ratio(2)	Merger Shares(1)	Exchange Ratio(2)	Merger Shares(1)	Exchange Ratio(2)	Merger Shares(1)	Exchange Ratio(2)
$419,000	16.0100%	83.9900%	34,260,581	1.6454:1	17,130,290	0.8227:1	11,420,194	0.5485:1	8,565,145	0.4114:1
$500,000	16.1403%	83.8597%	33,931,175	1.6295:1	16,965,587	0.8147:1	11,310,392	0.5432:1	8,482,794	0.4074:1
$600,000	16.3042%	83.6958%	33,524,501	1.6099:1	16,762,250	0.8049:1	11,174,834	0.5366:1	8,381,125	0.4025:1
$700,000	16.4714%	83.5286%	33,117,826	1.5902:1	16,558,913	0.7951:1	11,039,275	0.5301:1	8,279,457	0.3975:1
$800,000	16.6421%	83.3579%	32,711,152	1.5706:1	16,355,576	0.7853:1	10,903,717	0.5235:1	8,177,788	0.3926:1
$900,000	16.8164%	83.1836%	32,304,478	1.5509:1	16,152,239	0.7754:1	10,768,159	0.5170:1	8,076,120	0.3877:1
$1,000,000	16.9944%	83.0056%	31,897,804	1.5313:1	15,948,902	0.7656:1	10,632,601	0.5104:1	7,974,451	0.3828:1

(1)
Based on the applicable equity allocation and 6,530,681 shares of WPCS common stock deemed issued and outstanding. Includes (i) shares to be issued to pre-Merger DropCar stockholders in exchange for their shares of DropCar capital stock, (ii) shares to be issued to DropCar’s advisors in connection with the Merger (Alpha and Palladium) and (iii) shares to be issued upon exercise of WPCS Merger Warrants.

(2)
The Exchange Ratio assumes that, at the time of the Merger, there will be 16,333,037 shares of DropCar capital stock actually issued and outstanding on a fully diluted basis, including 2,683,317 shares of DropCar common stock issuable upon exercise of DropCar warrants that will be exchanged for the WPCS Merger Warrants. In calculating the Exchange Ratio, shares of WPCS to be issued to DropCar’s advisors in connection with the Merger, Alpha and Palladium, are excluded. The shares to be issued to Alpha and Palladium will depend on the total number of shares of WPCS common stock issued in the Merger.

There will be no adjustment to the total number of shares of WPCS common stock that DropCar stockholders will be entitled to receive for changes in the market price of WPCS common stock.
Immediately following the consummation of the Merger, WPCS will issue a press release announcing that the transaction has been completed. The press release will include the final equity allocation between WPCS and DropCar, the number of shares of WPCS common stock issued in the Merger, the final Exchange Ratio and other information deemed relevant to the WPCS stockholders.
DropCar will advise its stockholders in writing of the final Exchange Ratio contemporaneous with the closing of the Merger.
Treatment of WPCS Warrants and Stock Options (see page 86)
All WPCS Warrants and options to purchase shares of WPCS’s common stock that are outstanding at the effective time of the Merger will remain outstanding following the effective time of the Merger.
Treatment of DropCar Convertible Preferred Stock, Convertible Notes, Options and Warrants (see page 86)
In the Merger, (i) all outstanding shares of DropCar convertible preferred stock and convertible notes will be exchanged for shares of WPCS common stock in accordance with their respective terms and the Exchange Ratio, and (ii) all outstanding DropCar Warrants will be exchanged for WPCS Merger Warrants with the number of shares and the exercise price per share converted in accordance with the Exchange Ratio.
Conditions to the Completion of the Merger (see page 105)
Consummation of the Merger, is subject to various closing conditions set forth in the Merger Agreement. Included among the closing conditions are the following:
•
neither WPCS nor DropCar, and their respective subsidiaries, shall have experienced any change, event, circumstance or development, which by itself or in the aggregate, has had or would reasonably be expected to have a material adverse effect on its business, financial condition, assets, liabilities or results of operations;

•
the WPCS stockholders must approve WPCS Proposal Nos. 1, 2, 3 and 4;

•
the DropCar stockholders must approve the Merger and adopt the Merger Agreement;

•
DropCar must consummate the Merger Financing prior to or simultaneously with the closing of the Merger;

•
the WPCS common stock must be approved for listing on The NASDAQ Capital Market; and

•
the SEC must have declared effective the registration statement on Form S-4 of which this proxy statement/prospectus/information statement is a part and no stop order suspending the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus/information statement is a part shall have been issued and remain pending.

Non-Solicitation (see page 102)
The Merger Agreement contains provisions prohibiting WPCS and DropCar from seeking a competing transaction, subject to specified exceptions described in the Merger Agreement. Under these “non-solicitation” provisions, each of WPCS and DropCar has agreed that neither it nor its subsidiaries, nor any of its officers, directors, employees, representatives, affiliates, advisors or agents will directly or indirectly:
•
solicit, initiate, or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any competing proposal or take any action that could reasonably be expected to lead to a competing proposal;

•
engage in discussions or negotiations with any person with respect to any competing proposal;

•
furnish any non-public information regarding to any person in connection with or in response to, a competing proposal;

•
approve, endorse or recommend any competing proposal, subject to the terms and conditions in the Merger Agreement; or

•
execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any competing proposal.

Notwithstanding the foregoing, WPCS may furnish non-public information regarding WPCS and its subsidiaries to, and enter into discussions or negotiations with, any person in response to a bona fide written competing proposal from such person, if, among other things, the WPCS Board concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the WPCS Board under the Delaware General Corporation Law (the “DGCL”).
Termination of the Merger Agreement (see page 107)
Either WPCS or DropCar can terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.
Termination Fee (see page 107)
The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, each of WPCS and DropCar may be required to pay the other party a termination fee of $250,000 or, in certain circumstances, up to $125,000 in expense reimbursements.
Merger Financing (see pages 70 and 82)
Under the terms of the Merger Agreement, consummation of the Merger is conditioned upon DropCar raising up to $5 million, but not less than $4 million, in equity financing (the “Merger Financing”).
On September 5, 2017, DropCar and Alpha, an affiliate of DropCar, entered into an agreement pursuant to which, among other things, Alpha agreed to fund the Merger Financing, in exchange for an agreement to issue Alpha 18.58% of the Merger consideration; provided, however, that Alpha’s obligation shall be reduced dollar-for-dollar by any third-party investors investing in the Merger Financing but Alpha’s consideration for this commitment shall in no event be reduced to less than 7.5% of the Merger consideration.
Support Agreements (see pages 110 and 111)
Certain DropCar stockholders, who collectively owned approximately 53.4% of the outstanding shares of DropCar capital stock on an as-converted to common stock basis as of December 1, 2017, have entered into support agreements with WPCS under which such securityholders have agreed to vote in favor of the Merger and the Merger Agreement and against any competing transaction.

The senior executive officers of WPCS (i.e., Sebastian Giordano and David Allen), certain WPCS directors (i.e., Charles Benton, Norm Dumbroff, Edward Gildea and Joshua Silverman) and certain holders of shares of WPCS convertible preferred stock and warrants to purchase shares of WPCS common stock (i.e., Alpha, Iroquois Capital Management LLC, Iroquois Capital Investment Fund and Brio Capital) have entered into support agreements with DropCar pursuant to which they have agreed to vote any shares of WPCS common stock in favor of the Merger Agreement and the Merger and against any competing transaction, to the extent they are entitled to vote such shares at the Special Meeting. As of December 1, 2017, these persons owned an aggregate of 6,559 shares of WPCS common stock. However, at such date, they had the right to acquire, either by exercising their right to purchase shares of WPCS common stock or to convert shares of WPCS convertible preferred stock into shares of WPCS common stock, up to 4,303,467 shares of WPCS common stock (after taking into account any limitations on their right to convert or exercise, as the case may be), representing approximately 45% of the outstanding shares of WPCS common stock on an as-converted to common stock basis. In addition, pursuant to an Amended and Restated any Support Agreement, dated as of December 4, 2017, among Alpha, DropCar and WPCS, executed in connection with the WPCS Series H-1 Repricing Proposal (as described on page 65 below), Alpha has agreed that on the Record Date it will own 9.99% of the actual issued and outstanding shares of WPCS common stock.
Each securityholder executing a support agreement has made representations and warranties to WPCS or DropCar, as applicable, regarding ownership and unencumbered title to the shares subject to such agreement, such stockholder’s power and authority to execute the support agreement, due execution and enforceability of the support agreement, and ownership and unencumbered title to the shares. Unless otherwise waived, all the support agreements prohibit the transfer, sale, assignment, gift or other disposition by the stockholder of their respective shares of WPCS or DropCar capital stock, or the entrance into an agreement or commitment to do any of the foregoing, subject to specified exceptions. Each DropCar stockholder executing a support agreement has also waived its statutory appraisal rights in connection with the Merger.
The support agreements will terminate at the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.
Lock-up/“Dribble-Out” Agreements (see pages 111 and 112)
The officers, directors and certain other securityholders of DropCar have entered into lock-up agreements, pursuant to which they have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any DropCar securities or shares of WPCS common stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and options. The length of the lock-up period varies from three months to one year depending on the status of the particular stockholder. In addition, other stockholders of DropCar have agreed to lock-up half of their shares with 25% of those shares being released from the lock-up restrictions every thirty (30) days.
The DropCar stockholders who have executed lock-up agreements as of December 1, 2017 owned, in the aggregate, approximately 30.6% of the shares of DropCar’s outstanding capital stock on an as-converted to common stock basis. The DropCar stockholders who have executed “dribble-out” agreements as of December 1, 2017 owned, in the aggregate, approximately 67.4% of the shares of DropCar’s outstanding capital stock on an as-converted to common stock basis.
The current executive officers and directors of WPCS, none of whom own any issued and outstanding shares of capital stock of WPCS, but who owned, as of December 1, 2017, options to acquire approximately 2,658,000 shares of WPCS common stock, representing approximately 33.0% of the outstanding shares of WPCS common stock on an as-converted to common stock basis, have entered into similar lock-up agreements.

Regulatory Approvals (see page 104)
WPCS must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Capital Market in connection with the issuance of shares of WPCS common stock and the filing of this proxy statement/prospectus/information statement with the SEC. As of the date hereof, the registration statement on Form S-4 of which this proxy statement/prospectus/information statement is a part has not become effective.
Material U.S. Federal Income Tax Consequences of the Merger (for more information, see page 87)
Each of WPCS and DropCar intends the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. In general, and subject to the qualifications and limitations set forth in the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger,” if the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material tax consequences to U.S. Holders of DropCar common stock will be as follows:
•
a DropCar stockholder will not recognize gain or loss upon the exchange of DropCar common stock for WPCS common stock pursuant to the Merger, except to the extent of cash received in lieu of a fractional share of WPCS common stock as described below;

•
a DropCar stockholder who receives cash in lieu of a fractional share of WPCS common stock in the Merger will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in lieu of a fractional share and the stockholder’s tax basis allocable to such fractional share;

•
a DropCar stockholder’s aggregate tax basis for the shares of WPCS common stock received in the Merger (including any fractional share interest for which cash is received) will equal the stockholder’s aggregate tax basis in the shares of DropCar common stock surrendered in the Merger; and

•
the holding period of the shares of WPCS common stock received by a DropCar stockholder in the Merger will include the holding period of the shares of DropCar common stock surrendered in exchange therefor.

Tax matters are very complicated, and the tax consequences of the Merger to a particular DropCar stockholder will depend on such stockholder’s circumstances. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the tax consequences of the Merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws.
NASDAQ Stock Market Listing (see page 90)
WPCS common stock is currently listed on The NASDAQ Capital Market. WPCS has filed an initial listing application pursuant to NASDAQ’s “reverse merger” rules to have the WPCS common stock listed on The NASDAQ Capital Market immediately upon consummation of the Merger. If such application is accepted, WPCS anticipates that shares of WPCS common stock will be listed on The NASDAQ Capital Market following the Closing under the trading symbol “DCAR.”
Anticipated Accounting Treatment (see page 90)
The Merger will be treated by WPCS as a reverse merger under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. For accounting purposes, DropCar will be treated as acquiring WPCS in the Merger.
The analysis that supported the conclusion that DropCar is the accounting acquirer in the Merger is as follows:
At the effective time of the Merger, DropCar will be merged with and into Merger Sub, a wholly owned acquisition subsidiary of WPCS, with DropCar surviving as a wholly owned subsidiary of WPCS. After the Merger, WPCS will primarily focus on the business of DropCar to deliver a comprehensive Vehicle Support Platform (VSP) to consumers, real estate developers, and automotive partners. WPCS will continue DropCar’s business operations as a publicly-traded company. DropCar is considered the acquirer for accounting purposes, and WPCS’s historical financial statements before the Merger will be replaced with the historical financial statements of DropCar before the Merger in all subsequent filings with the SEC. In connection with the Merger, each share of DropCar capital stock will be converted into the right to receive a specified number of shares of WPCS common stock. In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests (i.e., WPCS). In accordance with Accounting Standards Codification (“ASC”) 805-10-55 other facts and circumstances should be considered in identifying the acquirer in a business combination, as discussed below.
a. Relative Voting Rights in the Combined Entity.   In a business combination, the acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. Upon consummation of the Merger, holders of DropCar capital stock as well as certain DropCar advisors, Alpha and Palladium, are expected to own shares of WPCS common stock representing approximately 83.99% of the fully diluted shares of WPCS common stock and the WPCS stockholders will own approximately 16.01% of the fully diluted shares of WPCS common stock. The weight of this factor generally increases as the portion of the voting rights held by the majority becomes more significant (e.g., split of 75% and 25% may be more determinative than a split of 51% and 49%). WPCS and DropCar believe this factor is determinative since the split is 83.99/16.01.
b. Minority Voting Interests in the Combined Entity.   The acquirer usually is the combining entity whose single owner (or organized group of owners) holds the largest minority voting interest in the combined entity, if no other owner (or organized group of owners) has a significant voting interest. Certain DropCar stockholders who in the aggregate own 52.3% of the outstanding shares of DropCar common stock on an as-converted to common stock basis, will remain the largest stockholders of the combined company overall, owning in the aggregate approximately 57.3% of the fully diluted shares of WPCS common stock at the completion of the Merger. The shares held by WPCS stockholders after the Merger will be widely held and no one party will have a more significant ownership share in the combined entity than certain DropCar stockholders. The small minority interest held by WPCS strongly supports the determination that the DropCar is the accounting acquirer in the Merger.
c. Composition of the Governing Body of the Combined Entity.   The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. Following the consummation of the Merger, the WPCS Board will include a total of eight directors. Pursuant to the terms of the Merger Agreement, six of such directors will be designated by DropCar and two of such directors will be designated by WPCS. Therefore, a significant shift in the composition of the WPCS Board is likely to occur as a result of the Merger. WPCS and DropCar believe the existence of a change in board control supports the determination that the DropCar is the accounting acquirer in the Merger.
d. Senior Management Team of the Combined Entity.   The acquirer usually is the combining entity whose former management dominates the management of the combined entity. It is anticipated that the executive officers of WPCS upon closing will be David Newman, Chief Business Development Officer, Spencer Richardson, Chief Executive Officer, Daniel Gelbtuch, Vice President Corporate Finance Communications, and Leandro Larroulet, Chief Information Officer. In addition, as discussed above, the WPCS Board immediately prior to completion of the Merger will change as a result of the Merger. WPCS and DropCar believe this strongly supports the determination that DropCar is the accounting acquirer in the Merger.
e. Terms of the Exchange of Equity Interests.   The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity. WPCS is acquiring DropCar, which is not a public company. As such, WPCS and DropCar believe the transaction price reflects the fair value for DropCar and could not reliably estimate a premium. WPCS and DropCar believe this factor is not determinative considering DropCar is a private entity.
WPCS and DropCar also considered other factors in ASC 805-10-55-13 – ASC 805-10-55-15:
•
Relative size.   The acquirer usually is the combining entity whose relative size is significantly larger than that of the other combining entity. WPCS and DropCar based their assessment on the financial information for the year ended April 30, 2017 as compared to DropCar’s December 31,

2016 and the three months ended March 31, 2017 financial information. WPCS’s historical revenues and assets exceeded DropCar’s historical revenues and assets and WPCS’s net income (loss) exceeded DropCar’s net loss. WPCS and DropCar believe this factor would be determinative that WPCS is the accounting acquirer in the Merger.
•
Identification of acquirer between two entities.   The identification of the acquirer should consider which entity initiated the business combination, the relative size of the combining entities, and any other pertinent information. In connection with the Merger, WPCS formed a new, wholly owned transitory merger subsidiary, Merger Sub, to effect the merger transaction between WPCS and DropCar, with DropCar surviving the Merger and becoming a wholly owned subsidiary of WPCS. Thus, the business combination effectively involved only two entities, WPCS and DropCar. Nonetheless, WPCS notes that the Merger resulted from WPCS conducting a formal process to evaluate its strategic alternatives, and that DropCar and its financial advisor initiated the combination with WPCS, which is consistent with the determination that DropCar is the accounting acquirer in the Merger.

•
A new entity used to effect the transaction.   A new entity formed to effect a business combination is not necessarily the acquirer. One of the existing combining entities should be determined to be the acquirer in a business combination involving the issuance of equity interests by a newly formed entity (Newco). As noted above, WPCS formed Merger Sub to effect the Merger and at the closing DropCar will merge with and into Merger Sub and survive the Merger as a wholly owned subsidiary of WPCS. Merger Sub was not created to issue equity interests to effect the business combination or to transfer cash or other assets or incur liabilities in the Merger. As a result, Merger Sub would not be considered to be the accounting acquirer in the Merger.

After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, WPCS and DropCar have concluded that DropCar is the accounting acquirer in the Merger. This conclusion is based primarily upon the following facts: (1) DropCar shareholders and advisors will remain the largest stockholders of the combined company, owning approximately 83.99% of the fully diluted shares of the combined company’s common stock upon the completion of the Merger, (2) there will be an immediate change in the composition of the combined company’s board of directors after the Merger whereby DropCar will control six of the eight seats, (3) DropCar’s senior management prior to the Merger will continue to be the senior management of the combined business after the Merger and (4) WPCS is issuing its equity interests as consideration for the Merger.
Appraisal Rights and Dissenters’ Rights (see page 90)
Holders of WPCS common stock are not entitled to appraisal rights in connection with the Merger. Holders of DropCar common stock are entitled to appraisal rights in connection with the Merger under the DGCL. For more information about such rights, see the provisions of Section 262 of the DGCL attached hereto as Annex F, and the section titled “The Merger — Appraisal Rights and Dissenters’ Rights” in this proxy statement/prospectus/information statement.
Comparison of Stockholder Rights (see page 196)
Both WPCS and DropCar are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, DropCar stockholders will become stockholders of WPCS, and their rights will be governed by the DGCL, the WPCS amended and restated bylaws (the “WPCS Bylaws”) and the WPCS Charter, and as may be amended by WPCS Proposal Nos. 2 and 3 if approved by WPCS stockholders at the Special Meeting. The rights of WPCS stockholders contained in the WPCS Charter and WPCS Bylaws differ from the rights of DropCar stockholders under the DropCar amended and restated certificate of incorporation, as amended (the “DropCar Certificate of Incorporation”) and bylaws (the “DropCar Bylaws”), as more fully described under the section titled “Comparison of Rights of Holders of WPCS Capital Stock and DropCar Capital Stock” in this proxy statement/prospectus/information statement.

Risk Factors (see page 32)
Both WPCS and DropCar are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:
•
The Exchange Ratio is not adjustable based on the market price of WPCS common stock so the Merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

•
WPCS Net Cash may be less than $419,000 at the closing of the Merger, which would result in WPCS stockholders owning a smaller percentage of the combined organization and could even result in the termination of the Merger Agreement.

•
Failure to complete the Merger may result in WPCS or DropCar paying a termination fee to the other party and could harm the market price of WPCS common stock and future business and operations of each company.

•
If the conditions to the Merger are not met, the Merger may not occur.

•
The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes.

•
WPCS stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

•
During the pendency of the Merger, WPCS and DropCar may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.

•
Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

•
Because the lack of a public market for DropCar’s capital stock makes it difficult to evaluate the fairness of the Merger, the stockholders of DropCar may receive consideration in the Merger that is less than the fair market value of DropCar’s capital stock and/or WPCS may pay more than the fair market value of DropCar’s capital stock.

•
Each of WPCS (before and after the Merger) and DropCar will incur substantial transaction-related costs relating to the Merger.

•
WPCS’s ability to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments is limited by provisions of the Code, and may be subject to further limitation because of prior or future offerings of WPCS’s stock or other transactions.

•
WPCS will incur significant increased costs as a result of the completion of the Merger.

•
The Merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by DropCar stockholders in respect of their DropCar capital stock.

•
The market price of WPCS common stock following the Merger may decline as a result of the Merger.

•
The price of WPCS common stock may be volatile and fluctuate substantially, which could result in substantial losses for WPCS stockholders.

•
WPCS’ failure to meet the continued listing requirements of The NASDAQ Capital Market after the Merger could result in a delisting of its common stock.

•
An active trading market for WPCS common stock may not develop.

•
WPCS has a substantial number of shares of authorized but unissued capital stock, and if it issues additional shares of capital stock in the future, existing shareholders will be diluted.

•
Future sales of WPCS common stock, or the perception that future sales may occur, may cause the market price of its common stock to decline, even if its business is doing well.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” in this proxy statement/prospectus/information statement. WPCS and DropCar both encourage you to read and consider all these risks carefully.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA
COMBINED FINANCIAL INFORMATION AND DATA
The following tables present summary historical financial data for WPCS and DropCar, summary unaudited pro forma condensed combined financial data for WPCS and DropCar and comparative historical and unaudited pro forma per share data for WPCS and DropCar.
Selected Historical Consolidated Financial Data of WPCS
The selected consolidated statements of operations data for the years ended April 30, 2013 through 2017 and the selected consolidated balance sheet data as of April 30, 2013 through 2017 are derived from WPCS’ audited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement or in WPCS’ periodic filings with the SEC. The selected statements of operations data for the three months ended July 31, 2017 and 2016 and the selected balance sheet data as of July 31, 2017 and 2016 are derived from WPCS’ unaudited interim financial statements included elsewhere in this proxy statement/prospectus/information statement. WPCS’ unaudited interim financial statements have been prepared in accordance with U.S. GAAP on the same basis as its audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, necessary for the fair presentation of those unaudited interim consolidated financial statements. WPCS’ historical results are not necessarily indicative of the results that may be expected in any future period and the results for the three months ended July 31, 2017 are not necessarily indicative of results to be expected for the full year ending April 30, 2018 or any other period.
The selected historical consolidated financial data below should be read in conjunction with the sections titled “WPCS Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors — Risks Related to WPCS” and WPCS’ consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement.

Selected Historical Financial Data of WPCS
	Years Ended April 30,					Three Months Ended July 31,
	2017	2016	2015	2014	2013	2017	2016
						(Unaudited)
Statement of Operations Data:
Revenue	$16,736,991	$14,555,102	$24,417,686	$15,751,092	$24,774,876	$3,523,347	$3,416,453
Costs and expenses:
Cost of revenue	12,893,901	11,570,364	20,559,427	12,725,037	17,556,832	2,754,550	2,635,508
Selling, general and administrative expenses	6,272,138	6,951,637	4,867,056	5,072,566	6,574,237	1,184,501	1,352,986
Severance expense	—	—	—	1,775,732	—	—	—
Depreciation and amortization	115,454	64,738	60,207	110,058	916,449	30,073	20,666
	19,281,493	18,586,739	25,486,690	19,683,393	25,047,518	3,969,124	4,009,160
Operating loss	(2,544,502)	(4,031,637)	(1,069,004)	(3,932,301)	(272,642)	(445,777)	(592,707)
Other income (expense):
Interest expense	(6,621)	(3,196)	(2,838,739)	(4,795,178)	(2,091,771)	(2,051)	(1,981)
Change in fair value of derivative liabilities	—	—	—	(833,750)	(2,703,248)	—	—
Loss on extinguishment of notes	—	—	—	(1,299,304)	—	—	—
Inducement expense	—	—	(5,492,842)	—	—	—	—
Income from section 16 settlement	—	400,000	1,401,516	—	—	—	—
Gain on forgiveness of other payable to Zurich	—	—	883,757	—	—	—	—
Income from arbitrage settlement	1,192,246	—	—	—	—	7,750	1,150,000
Other income (expenses)	143,178	5,284	187,209	—	—	—	4,487
Income (loss) from continuing operations before income tax provision	(1,215,699)	(3,629,549)	(6,928,103)	(10,860,533)	(5,067,661)	(440,078)	559,799
Income tax provision	3,130	1,706	69,679	(297,843)	216,314	—	2,618
Income (loss) from continuing operations	(1,218,829)	(3,631,255)	(6,997,782)	(10,562,690)	(5,283,975)	(440,078)	557,181
Discontinued operations:
Income (loss) from discontinued operations	—	27,261	(2,550,113)	(380,516)	(3,287,932)	—	—
Gain (loss) from disposal	—	837,720	798,896	(104,446)	1,756,586	—	—
Gain from disposal of BTX	—	—	19,700	—	—	—	—
Loss from disposal of Seattle Operations	—	—	(374,932)	—	—	—	—
Loss from discontinued operations, net of tax	—	864,981	(2,106,449)	(484,962)	(1,531,346)	—	—
Consolidated net income (loss)	(1,218,829)	(2,766,274)	(9,104,231)	(11,047,652)	(6,815,321)	(440,078)	557,181
Net income attributable to noncontrolling interest	—	16,505	(284,210)	11,287	95,406	—	—
Net income (loss) attributable to WPCS	(1,218,829)	(2,782,779)	(8,820,021)	(11,058,939)	(6,910,727)	(440,078)	557,181
Dividends declared on preferred stock	—	(4,742,768)	(2,508,518)	(109,027)	—	—	—
Deemed dividend on convertible preferred stock, due to beneficial conversion feature	(1,037,365)	(744,499)	—	—	—	—	—
Net income (loss) attributable to WPCS common shareholders	$(2,256,194)	$(8,270,046)	$(11,328,539)	$(11,167,966)	$(6,910,727)	$(440,078)	$557,181
Basic:
Income (loss) from continuing operations	$(0.41)	$(1.59)	$(10.40)	$(41.51)	$(116.93)	$(0.13)	$0.21
Income (loss) from discontinued operations	—	—	(3.37)	(1.54)	(74.87)	—	—
Gain (loss) from disposal	—	0.37	0.66	(0.41)	38.87	—	—
Income (loss) per common share attributable to WPCS	(0.41)	(1.22)	(13.11)	(43.46)	(152.92)	(0.13)	0.21
Dividends declared on preferred stock	—	(2.07)	(3.73)	(0.43)	—	—	—
Deemed dividend on convertible preferred stock, due to beneficial conversion feature	(0.35)	(0.33)	—	—	—	—	—
Income (loss) per common share attributable to WPCS common shareholders	$(0.76)	$(3.61)	$(16.84)	$(43.89)	$(152.92)	$(0.13)	$0.21

	Years Ended April 30,					Three Months Ended July 31,
	2017	2016	2015	2014	2013	2017	2016
						(Unaudited)
Diluted:
Income (loss) from continuing operations	$(0.41)	$(1.59)	$(10.40)	$(41.51)	$(116.92)	$(0.13)	$0.14
Income (loss) from discontinued operations	—	—	(3.37)	(1.54)	$(74.87)	—	—
Gain (loss) from disposal	—	0.37	0.66	(0.41)	$38.87	—	—
Income (loss) per common share attributable to WPCS	(0.41)	(1.22)	(13.11)	(43.46)	(152.92)	(0.13)	0.14
Dividends declared on preferred stock	—	(2.07)	(3.73)	(0.43)	—	—	—
Deemed dividend on convertible preferred stock, due to beneficial conversion feature	(0.35)	(0.32)	—	—	—	—	—
Income (loss) per common share attributable to WPCS common shareholders	$(0.76)	$(3.61)	$(16.84)	$(43.89)	$(152.92)	$(0.13)	$0.14
Weighted average shares outstanding – basic	2,967,984	2,290,050	672,723	254,446	45,190	3,352,159	2,701,404
Weighted average shares outstanding – diluted	2,967,984	2,290,050	672,723	254,446	45,190	3,352,159	3,937,628
	At April 30,					At July 31, 2017
	2017	2016	2015	2014	2013
						(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,659,318	$2,235,597	$2,364,360	$2,177,070	$1,410,223	$1,880,549
Accounts receivable, net of allowance	$4,199,674	$2,886,154	$6,494,890	$4,615,753	$4,139,768	$4,002,248
Total assets	$7,145,106	$5,804,179	$15,157,193	$22,021,726	$18,144,966	$7,076,911
Total liabilities	$4,073,558	$3,578,875	$15,296,257	$16,054,376	$19,072,394	$4,445,441
Convertible preferred stock	$1,144,678	$1,105,586	$5,120,697	$2,438,000	$—	$1,144,678
Common stock	$335	$269	$98	$63	$99	$335
Additional paid-in capital	$89,003,669	$85,940,389	$70,380,397	$66,673,434	$50,844,183	$89,003,669
Accumulated deficit	$(87,077,134)	$(84,820,940)	$(76,550,894)	$(65,222,355)	$(54,054,389)	$(87,517,212)
Accumulated other comprehensive income on foreign currency translation	$—	$—	$349,723	$1,232,003	$1,433,541	$—
Non-controlling interest	$—	$—	$560,915	$846,205	$849,138	$—
Total stockholders’ equity	$3,071,548	$2,225,304	$(139,064)	$5,967,350	$(927,428)	$2,631,470

Selected Historical Financial Data of DropCar
The selected statements of operations data for the year ended December 31, 2016 and the selected balance sheet data as of December 31, 2016 are derived from DropCar’s audited financial statements included elsewhere in this proxy statement/prospectus/information statement. The selected statements of operations data for the nine months ended September 30, 2017 and the selected balance sheet data as of September  30, 2017 are derived from DropCar’s unaudited interim financial statements included elsewhere in this proxy statement/prospectus/information statement. DropCar’s unaudited interim financial statements have been prepared in accordance with U.S. GAAP on the same basis as its audited annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, necessary for the fair presentation of those unaudited interim financial statements. DropCar’s historical results are not necessarily indicative of the results that may be expected in any future period and the results for the nine months ended September  30, 2017 are not necessarily indicative of results to be expected for the full year ending December 31, 2017 or any other period.
The selected historical financial data below should be read in conjunction with the sections titled “DropCar Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors — Risks Related to DropCar’s Financial Condition and Capital Requirements” and DropCar’s financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement.
Selected Historical Financial Data of DropCar
	For the Year Ended December 31, 2016	For the Nine Months Ended September 30, 2017
	(in thousands, except per share data)
Net Service Revenue	$1,702	$2,797
Cost of Services	1,229	2,490
Selling, general and administrative expenses	1,764	4,550
Depreciation and amortization	79	136
Loss from operations	(1,370)	(4,379)
Interest (expense) income, net	(47)	(709)
Net loss	(1,417)	(5,088)

	As of December 31, 2016	As of September 30, 2017
	(in thousands)
Cash and cash equivalents	$51	$45
Working capital deficit, net	$(367)	$(3,318)
Total assets	$582	$899
Accumulated deficit	$(1,964)	$(7,053)
Total stockholders’ (deficit) equity	$83	$(2,680)

Selected Unaudited Pro Forma Condensed Combined Financial Data of WPCS and DropCar
The following information does not give effect to the Reverse Stock Split.
The following selected unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under U.S. GAAP, and gives effect to the Merger, which will be accounted for as a reverse acquisition, with DropCar being deemed the acquiring company for accounting purposes. The selected unaudited pro forma condensed combined financial statements are based on the historical financial statements of WPCS and DropCar’s historical financial statements as adjusted to give effect to DropCar’s acquisition of WPCS. The selected unaudited pro forma condensed combined statements of operations data for the nine months ended September 30, 2017 and the year ended December 31, 2016 give effect to these transactions as if they had occurred on January 1, 2016. The unaudited pro forma condensed combined balance sheet data as of September 30, 2017 gives effect to these transactions as if they had occurred on September 30, 2017.
The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the nine months ended September 30, 2017 and for the year ended December 31, 2016 are derived from the unaudited pro forma condensed combined financial information and should be read in conjunction with that information. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus/information statement.
The unaudited pro forma condensed combined financial information assumes that, at the Effective Time, each share of DropCar capital stock will be converted into the right to receive shares of WPCS common stock such that, immediately after the Merger, WPCS securityholders are expected to own approximately 16.01% of the voting interests of the combined company immediately following the closing of the transaction and DropCar securityholders, including investors who participate in the Merger Financing, and certain DropCar advisors are expected to own approximately 83.99% of the voting interests of the combined company immediately following the closing of the transaction, and is subject to adjustment to account for the occurrence of certain events discussed elsewhere in this proxy statement/prospectus/information statement.
Unaudited Pro Forma Condensed Combined Statements of Operations Data
	For the Year Ended December 31, 2016	For the Nine Months Ended September 30, 2017
	(in thousands, except per share data)
Revenue	$17,493	$14,793
Cost of revenue	13,408	11,684
Selling, general and administrative expenses	8,173	9,086
Depreciation and amortization	675	607
Operating loss	(4,763)	(6,584)
Other income (expense)	1,267	33
Loss before income taxes	(3,496)	(6,551)
Income tax	(4)	—
Net loss	(3,500)	(6,551)
Dividends declared on preferred stock	(373)	—
Deemed dividend on convertible preferred stock, due to beneficial conversion feature	(537)	(1,017)
Net loss attributable to WPCS common shareholders	$(4,410)	$(7,568)
Net loss per share	$(0.13)	$(0.23)

Unaudited Pro Forma Condensed Combined Balance Sheet Data
As of September 30, 2017
(in thousands)
Cash and cash equivalents	$5,926
Working capital, net	$4,120
Total assets	$18,160
Accumulated deficit	$(10,083)
Total stockholders’ equity	$11,138

COMPARATIVE PER SHARE DATA
The following table shows per share data regarding income (loss) from continuing operations, book value per share for (a) DropCar and WPCS on a historical basis, (b) DropCar on a pro forma combined basis and (c) WPCS on a pro forma equivalent basis. The pro forma income (loss) from continuing operations information was computed as if the Merger had been completed on January 1, 2017. The pro forma book value per share information was computed as if the Merger had been completed on September 30, 2017.
The following comparative per share data is derived from the historical consolidated financial statements of each of DropCar and WPCS. The information below should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 181.
You should read the tables below in conjunction with (a)(i) the audited and unaudited consolidated financial statements of WPCS and the related notes thereto and (ii) the audited and unaudited consolidated financial statements of DropCar and the related notes thereto, each included in this proxy statement/prospectus/information statement and (b) the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus/information statement.
	DropCar, Inc.		WPCS International, Inc.
	Historical	Pro Forma Equivalent(1)	Historical	Pro Forma Combined
As of and for the Year Ended December 31, 2016
Income (loss) from continuing operations per common share – basic and diluted	$(0.28)	$(0.17)	$(0.90)	$(0.14)
Book value per share(2)	$0.02	N/A(3)	$0.70	N/A(3)
As of and for the Nine Months Ended September 30, 2017
Income (loss) from continuing operations per common share – basic and diluted	$(0.90)	$(0.55)	$(0.87)	$(0.23)
Book value per share(2)	$(0.39)	$(0.24)	$0.79	$0.34

(1)
The pro forma equivalent per share amounts were calculated by multiplying the pro forma combined per share amounts by the exchange ratio of 1.6454 shares of DropCar common stock per share of WPCS common stock.

(2)
Historical book value per share is computed by dividing total stockholders’ equity by the number of shares of DropCar or WPCS common stock outstanding, as applicable. Pro forma combined book value per share is computed by dividing pro forma total stockholders’ equity by the pro forma number of shares of the combined company common stock that would have been outstanding as of September 30, 2017.

(3)
Unaudited pro forma condensed combined consolidated balance sheet is not required for December 31, 2016.

MARKET PRICE AND DIVIDEND INFORMATION
WPCS common stock is currently listed on The NASDAQ Capital Market under the symbol “WPCS”. The following table presents, for the periods indicated, the range of high and low per share sales prices for WPCS common stock as reported on The NASDAQ Capital Market for each of the periods set forth below. These per share sales prices have not been adjusted to give effect to the Reverse Stock Split. DropCar is a private company and its common stock is not publicly traded.
WPCS Common Stock
Fiscal Year Ending April 30,
	High	Low
2018:
Third Quarter (through December 1, 2017)	$1.79	$1.20
Second Quarter	$3.38	$1.18
First Quarter	$1.52	$1.21
2017:
Fourth Quarter	$1.58	$1.21
Third Quarter	$1.58	$1.18
Second Quarter	$1.67	$1.21
First Quarter	$1.65	$1.22
2016:
Fourth Quarter	$1.39	$0.97
Third Quarter	$1.92	$1.19
Second Quarter	$1.50	$1.07
First Quarter	$3.07	$1.32
The closing price of WPCS common stock on September 5, 2017, the last trading day prior to the public announcement of the Merger, was $1.24 per share and the closing price of WPCS common stock on _________ __, 2017 was $________ per share, in each case as reported on The NASDAQ Capital Market.
Because the market price of WPCS common stock is subject to fluctuation, the market value of the shares of WPCS common stock that DropCar stockholders will be entitled to receive in the Merger may increase or decrease.
Assuming approval of WPCS Proposal No. 3 and successful application for initial listing with The NASDAQ Capital Market, following the completion of the Merger, WPCS common stock will be listed on The NASDAQ Capital Market and will trade under WPCS’ new name, “DropCar, Inc.” and new trading symbol, “DCAR.”
As of __________ __, 2017 WPCS had ___ holders of record of its common stock. For detailed information regarding the beneficial ownership of some WPCS stockholders and DropCar stockholders, see the section titled “Principal Stockholders of WPCS” beginning on page 203 and the section titled “Principal Stockholders of DropCar” beginning on page 205 of this proxy statement/prospectus/information statement.
Dividends
WPCS has never paid or declared any cash dividends on its common stock and does not anticipate paying cash dividends on its common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the WPCS Board (as constituted at that time) and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors deemed relevant by the WPCS Board.

DropCar has never paid or declared any cash dividends on its common or preferred stock. If the Merger does not occur, DropCar does not anticipate paying any cash dividends on its common or preferred stock in the foreseeable future, and DropCar intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of DropCar’s Board and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the DropCar Board (as constituted at that time) deems relevant.

RISK FACTORS
The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus/information statement, you should carefully consider the material risks described below before deciding how to vote your shares of stock. In addition, you should read and consider the risks associated with the business of WPCS because these risks may also affect the combined company — these risks can be found in WPCS’ Annual Report on Form 10-K, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC. You should also read and consider the other information in this proxy statement/prospectus/information statement. Please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
RISKS RELATED TO THE MERGER
The Exchange Ratio is not adjustable based on the market price of WPCS common stock so the Merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.
It is currently anticipated that, at the closing of the Merger, the Exchange Ratio will be approximately 1.6454 shares of WPCS common stock for each share of DropCar common stock. This Exchange Ratio is merely an estimate based on the existing capitalization of the companies and certain assumptions regarding the satisfaction of various conditions to closing, including the assumption that WPCS Net Cash (as defined in the Merger Agreement) will be $419,000, that the Merger Financing will be sufficient to enable WPCS to qualify for a new listing on The NASDAQ Capital Market simultaneously with the Merger and (iii) the number of shares of WPCS common stock issuable to DropCar’s advisors in connection with the Merger will be 7,385,395. We cannot assure you that all or any of these assumptions are correct. If any of these assumptions are not correct at the time of the Merger, the Exchange Ratio may change either to WPCS’ benefit or to DropCar’s benefit. The actual Exchange Ratio will be determined immediately prior to the Merger and will be based on the actual facts that are relevant for determining the Exchange Ratio. Changes in the market price of WPCS common stock before the completion of the Merger will not affect the number of shares DropCar securityholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of WPCS common stock declines from the market price on the date of the Merger Agreement, then DropCar securityholders could receive Merger consideration with substantially lower value. Similarly, if before the completion of the Merger, the market price of WPCS common stock increases from the market price on the date of the Merger Agreement, then DropCar securityholders could receive Merger consideration with substantially more value for their shares of DropCar capital stock than the parties had negotiated for in the establishment of the Exchange Ratio. However, DropCar does have a price-based termination right if DropCar is unable to complete the Merger Financing due to a decrease in the market price of WPCS common stock.
If WPCS Net Cash is less than $419,000 at the closing of the Merger, WPCS stockholders will own a smaller percentage of WPCS post-merger and could even result in the termination of the Merger Agreement.
For purposes of the Merger Agreement, WPCS Net Cash is subject to certain reductions, including, without limitation, accounts payable, accrued expenses (except those related to the Merger), current liabilities payable in cash, unpaid expenses related to the Merger and certain other unpaid obligations. In the event the WPCS Net Cash is less than $419,000, WPCS stockholders could hold a significantly smaller portion of the combined organization. Additionally, the Merger Agreement includes a termination right based upon a minimum net cash threshold of  $419,000. In the event that WPCS Net Cash falls below this threshold, then DropCar will have the right to terminate the Merger Agreement.

Failure to complete the Merger may result in WPCS or DropCar paying a termination fee to the other party and could harm the market price of WPCS common stock and future business and operations of each company.
If the Merger is not completed, WPCS and DropCar are subject to the following risks:
•
if the Merger Agreement is terminated under specified circumstances, the party at fault may be required to pay the other party a termination fee of  $250,000 or reimburse the other party for up to $125,000 of transactions costs incurred by such other party;

•
the price of WPCS common stock may decline and remain volatile;

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costs related to the Merger, such as legal and accounting fees, which WPCS and DropCar estimate will total approximately $1.0 million and $1.5 million, respectively, which must be paid even if the Merger is not completed; and

•
WPCS may be forced to cease its operations, dissolve and liquidate its assets.

In addition, if the Merger Agreement is terminated and the WPCS Board or the DropCar Board determines to seek another business combination, there can be no assurance that either WPCS or DropCar will be able to find a partner willing to provide equivalent or more attractive consideration than the consideration to be provided by each party in the Merger.
If the conditions to the Merger are not met, the Merger may not occur.
Even if the Merger is approved by the stockholders of both WPCS and DropCar, specified conditions must be satisfied or waived to complete the Merger. These conditions are set forth in the Merger Agreement and described in the section titled “The Merger Agreement — Conditions to the Completion of the Merger” in this proxy statement/prospectus/information statement. Neither WPCS nor DropCar can assure you that all the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or may be delayed, and WPCS and DropCar each may lose some or all the intended benefits of the Merger.
The Merger may be completed even though material adverse changes may result from the announcement of the Merger, industry-wide changes and other causes.
In general, either WPCS or DropCar can refuse to complete the Merger if there is a material adverse change affecting the other party between September 6, 2017, the date of the Merger Agreement, and the closing of the Merger. However, certain types of changes do not permit either party to refuse to complete the Merger, even if such change could be said to have a material adverse effect on WPCS or DropCar, including:
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any effect, change, event, circumstance or development in the conditions generally affecting the industries in which DropCar and WPCS operate or the U.S. or global economy or capital markets as a whole;

•
any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation of worsening thereof;

•
any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof; and

•
any effect resulting from the announcement or pendency of the Merger or any related transactions.

If adverse changes occur and WPCS and DropCar still complete the Merger, the stock price of the combined company may suffer. This in turn may reduce the value of the Merger to the stockholders of WPCS, DropCar or both.

WPCS stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.
If the combined organization is unable to realize the full strategic and financial benefits currently anticipated from the Merger, WPCS stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined organization is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.
During the pendency of the Merger, WPCS and DropCar may not be able to enter into a business combination with another party at a favorable price because of restrictions in the Merger Agreement, which could adversely affect their respective businesses.
Covenants in the Merger Agreement impede the ability of WPCS and DropCar to make acquisitions, subject to specified exceptions for WPCS relating to fiduciary duties, or complete other transactions that are not in the ordinary course of business, pending completion of the Merger. As a result, if the Merger is not completed, the parties may be at a relative disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into specified extraordinary transactions, such as a merger, sale of assets or other business combination, with any third party, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders.
Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
The terms of the Merger Agreement prohibit each of WPCS and DropCar from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances if the WPCS Board determines in good faith, after consultation with its independent financial advisor, if any, and outside counsel, that an unsolicited competing proposal constitutes, or would reasonably be expected to result in, a superior competing proposal and that failure to take such action would be reasonably likely to result in a breach of the fiduciary duties of the WPCS Board. In addition, if WPCS or DropCar terminate the Merger Agreement under specified circumstances, including, in the case of WPCS, terminating because of a decision of the WPCS Board to recommend a superior competing proposal, WPCS or DropCar would be required to pay a termination fee of  $250,000 or up to $125,000 in expense reimbursements to the other party, as described under “The Merger Agreement — Termination of the Merger Agreement and Termination Fee.” This termination fee may discourage third parties from submitting competing proposals to WPCS or its stockholders, and may cause the WPCS Board to be less inclined to recommend a competing proposal.
Because the lack of a public market for DropCar’s capital stock makes it difficult to evaluate the fairness of the Merger, the stockholders of DropCar may receive consideration in the Merger that is less than the fair market value of DropCar’s capital stock and/or WPCS may pay more than the fair market value of DropCar’s capital stock.
The outstanding capital stock of DropCar is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of DropCar’s capital stock. Because the percentage of WPCS equity to be issued to DropCar stockholders was determined based on negotiations between the parties, it is possible that the value of the WPCS common stock to be received by DropCar stockholders will be less than the fair market value of DropCar’s capital stock, or WPCS may pay more than the aggregate fair market value for DropCar’s capital stock.
Each of WPCS, DropCar and the combined company will incur substantial transaction-related costs relating to the Merger.
WPCS and DropCar have incurred, and expect to continue to incur, significant non-recurring transaction-related costs associated with completing the Merger and combining the two companies. These fees and costs have been, and will continue to be, substantial. Through December 1, 2017, WPCS and DropCar together have incurred approximately $1.8 million in expenses related to completing the Merger and they estimate they will incur additional Merger related expenses of approximately $0.7 million before consummation of the Merger. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, severance and benefit costs, filing fees and printing costs. Additional unanticipated costs may be incurred in the integration of the operations of WPCS and DropCar, which may be higher than expected and could have a material adverse effect on the combined company’s financial condition and operating results.
WPCS’s ability to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments is limited by provisions of the Internal Revenue Code, and may be subject to further limitation because of prior or future offerings of WPCS’s stock or other transactions.
Sections 382 and 383 of the Code, contain rules that limit the ability of a company that undergoes an ownership change, which is generally an increase in the ownership percentage of certain stockholders in the stock of a company by more than 50% over a three-year period, to utilize its net operating loss and tax credit carryforwards and certain built-in losses recognized in years after the ownership change. These rules generally operate by focusing on ownership changes involving stockholders owning directly or indirectly 5% or more of the stock of a company and any change in ownership arising from a new issuance of stock by the company. Generally, if an ownership change, as defined by Section 382 of the Code, occurs, the yearly taxable income limitation on the use of net operating loss and tax credit carryforwards and certain built-in losses is equal to the product of the applicable long-term tax-exempt rate and the value of the company’s stock immediately before the ownership change. The Merger will result in such an ownership change. As a result, WPCS will not be able to use its pre-Merger losses or credit carryovers or certain built-in losses to offset future taxable income in excess of the annual limitations imposed by Sections 382 and 383 of the Code, which may result in the expiration of a portion of WPCS’ tax attributes before utilization.
WPCS will incur significant increased costs as a result of the completion of the Merger.
Following completion of the Merger, WPCS’s operating expenses are likely to increase significantly as DropCar continues to develop and grow its business. These increases are most likely to be in the areas of sales and marketing, compensation and product development. There also may be increases in legal, accounting, insurance and compliance costs. As a result, the combined company is expected to report operating losses until DropCar can significantly increase its revenues. This may have a material adverse impact on the market price of WPCS common stock following the Merger.
The Merger may fail to qualify as a reorganization for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by DropCar stockholders in respect of their DropCar capital stock.
WPCS and DropCar intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, as described in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” in this proxy statement/prospectus/information statement. In the event that the Merger does not qualify as a reorganization, the Merger would result in taxable gain or loss for each DropCar stockholder, with the amount of such gain or loss determined by the amount that each DropCar stockholder’s adjusted tax basis in the DropCar capital stock surrendered is less or more than the fair market value of the WPCS common stock and any cash in lieu of a fractional share received in exchange therefor. Each holder of DropCar capital stock is urged to consult with his, her or its own tax advisor with respect to the tax consequences of the Merger.
RISKS RELATED TO OWNERSHIP OF WPCS COMMON STOCK FOLLOWING THE MERGER
The combined company may need to raise additional capital after the Merger, which could cause significant dilution to the combined company’s stockholders, restrict the combined company’s operations or require the combined company to relinquish proprietary rights.
WPCS may be required to raise additional funds after the Merger. Such additional financing may not be available to the combined company when it needs it or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, the terms of such an issuance may be on worse commercial terms than the Merger Financing and may cause more significant dilution to the combined company’s stockholders’ and the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing by the combined company may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through other arrangements, it may be necessary to relinquish potentially valuable rights or grant licenses on terms that are not favorable to the combined company.
Some WPCS and DropCar executive officers and directors have interests in the Merger that are different from those of other stockholders and that may influence them to support or approve the Merger without regard to the interests of the other stockholders.
Some officers and directors of WPCS and DropCar participate in arrangements that provide them with interests in the Merger that are different from yours, including, among others, the continued service as an officer or director of the combined company, change-in-control payments, severance benefits, payment of deferred and current year incentive compensation, continued indemnification and the potential ability to sell an increased number of shares of common stock of the combined company in accordance with Rule 144 under the Securities Act. For more information regarding the interests of the WPCS and DropCar executive officers and directors in the Merger, see the sections titled “The Merger — Interests of the WPCS Directors and Executive Officers in the Merger” and “The Merger — Interests of DropCar Directors and Executive Officers in the Merger” of this proxy statement/prospectus/information statement.
The market price of WPCS common stock following the Merger may decline as a result of the Merger.
The market price of WPCS common stock may decline after the Merger for various reasons, including if:
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investors react negatively to the prospects of the combined company’s business and prospects from the Merger;

•
the effect of the Merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•
the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts.

Following the completion of the Merger, DropCar and WPCS securityholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company as compared to their current ownership and voting interest in their respective companies.
After the completion of the Merger, the current stockholders of DropCar and WPCS will own a smaller percentage of the combined company than their ownership of their respective companies prior to the Merger. As currently contemplated, immediately after the Merger, DropCar securityholders and the DropCar advisors in connection with the Merger, Alpha and Palladium, will own approximately 83.99% of the issued and outstanding shares of WPCS common stock and WPCS stockholders will own approximately 16.01% of the issued and outstanding shares of WPCS common stock. These percentages give effect to (i) the number of shares of WPCS common stock actually issued and outstanding on September 6, 2017, the date the Merger Agreement was signed, (ii) an additional 411,992 shares of WPCS common stock that are deemed to be issued and outstanding, (iii) the conversion of all shares of WPCS convertible preferred stock actually issued and outstanding on September 6, 2017, (iv) the dilutive effect of options, actually issued and outstanding on September 6, 2017, to purchase shares WPC common stock under the Treasury Method using an assumed stock price of  $2.50 per share and (v) the issuance of 4,415,162 shares of WPCS common stock upon exercise of the WPCS Merger Warrants that will be issued in the Merger in exchange for the DropCar warrants. It does not take into account any shares of WPCS common stock underlying WPCS Warrants outstanding on the date of the Merger (1,840,615 shares as of December 1, 2017). In addition, these percentages assume (i) that the Merger Financing will be sufficient to allow WPCS to qualify for listing on The NASDAQ Capital Market immediately after the Merger, (ii) that at the time of the Merger, WPCS will have exactly $419,000 of Net Cash and (iii) the number of shares of WPCS common stock issuable to DropCar’s advisors in connection with the Merger, Alpha and Palladium, will be 7,385,395. If the Merger Financing is not sufficient to allow WPCS to qualify for listing on The NASDAQ Capital Market (and an additional financing is required), WPCS has Net Cash at the time of the Merger that is greater than or less than $419,000 and/or the number of shares of WPCS common stock issuable to DropCar’s advisors in connection with the Merger will be less than 7,385,395, the equity allocation ratios as well as the Exchange Ratio will be revised based on the facts existing at that time. Regardless of what those percentages will be, securityholders of DropCar and WPCS will have less influence over the management and policies of the combined company than they currently exercise over the management and policies of their respective companies.
The price of WPCS common stock may be volatile and fluctuate substantially, which could result in substantial losses for WPCS stockholders.
The market price of shares of WPCS common stock has fluctuated in the past and is likely to be volatile in the future as well. Between May 1, 2016, the first day of WPCS’ most recently completed fiscal year, and December 1, 2017, the trading range of shares of WPCS common stock has been between $1.13 and $3.38. The stock market in general and the market for smaller companies, like WPCS in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, WPCS stockholders may not be able to sell their common stock at or above the price they paid for it. The market price for WPCS’s common stock may be influenced by many factors, including:
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announcements related to the Merger or other significant corporate transactions;

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issuances of new equity securities pursuant to a future offering, including issuances of preferred stock;

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the success of competitive products, services or technologies;

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regulatory or legal developments in the United States and other countries;

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developments or disputes concerning patent applications, issued patents or other proprietary rights;

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the recruitment or departure of key personnel;

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actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

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variations in WPCS’s financial results or those of companies that are perceived to be similar to WPCS;

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market conditions in the market segments in which WPCS operates;

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variations in quarterly and annual operating results;

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announcements of new products and/or services by WPCS or its competitors;

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the gain or loss of significant customers;

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changes in analysts’ earnings estimates;

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short selling of shares of WPCS common stock;

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litigation;

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changing the exchange or quotation system on which shares of WPCS common stock are listed;

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acquisitions or other significant transactions;

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general economic, industry and market conditions; and

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the other factors described in this “Risk Factors” section.

Companies that have experienced volatility in the market price of their stock have frequently been the objects of securities class action litigation. Class action and derivative lawsuits could result in substantial costs to us and cause a diversion of our management’s attention and resources, which could materially harm our financial condition and results of operations.
Provisions in the WPCS Charter and under Delaware law could make an acquisition of WPCS, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove its current management.
Provisions in the WPCS Charter and the WPCS Bylaws may discourage, delay or prevent a merger, acquisition or other change in control of WPCS that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of WPCS common stock, thereby depressing the market price of WPCS common stock. In addition, because the WPCS Board is responsible for appointing the members of its management team, these provisions may frustrate or prevent any attempts by WPCS stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the WPCS Board. Among other things, these provisions state that:
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the authorized number of directors can be changed only by resolution of the WPCS Board;

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The WPCS bylaws may be amended or repealed by the WPCS Board or by WPCS stockholders;

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stockholders may not call special meetings of the stockholders or fill vacancies on the WPCS Board;

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The WPCS Board will be authorized to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that the WPCS Board does not approve;

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WPCS stockholders do not have cumulative voting rights, and therefore stockholders holding a majority of the shares of WPCS common stock outstanding are able to elect all of its directors; and

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WPCS stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting.

Moreover, because WPCS is incorporated in Delaware, WPCS is governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns in excess of 15% of WPCS’ outstanding voting stock from merging or combining with WPCS for a period of three years after the date of the transaction in which the person acquired in excess of 15% of WPCS outstanding voting stock, unless the merger or combination is approved in a prescribed manner.
A failure by WPCS to comply with the initial listing standards of The NASDAQ Capital Market may subject its stock to delisting from The NASDAQ Capital Market, which listing is a condition to the completion of the Merger.
WPCS common stock is currently listed for trading on The NASDAQ Capital Market. WPCS has filed an initial listing application for the combined company pursuant to NASDAQ’s “reverse merger” rules, which requires that WPCS meets the initial listing requirements to maintain the listing and continued trading of its shares on The NASDAQ Capital Market after the Merger. These initial listing requirements are more difficult to achieve than the continued listing requirements under which WPCS is now trading. Based on information currently available to WPCS, WPCS believes that it will not be able to meet the $4.00 minimum bid price initial listing requirement at the closing of the Merger unless it effects a reverse stock split. If WPCS is unable to satisfy these requirements, NASDAQ may notify WPCS that its stock will be delisted from The NASDAQ Capital Market. It is a condition to DropCar’s obligation to complete the Merger that WPCS maintain the listing of its common stock on NASDAQ. In addition, oftentimes a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. WPCS believes that a reverse stock split will be in the best interest of the combined company and its stockholders and, accordingly, asks for its shareholders to approve the Reverse Stock Split as set forth elsewhere in this proxy statement/prospectus/information statement. However, WPCS cannot assure you that the implementation of the Reverse Stock Split will have a positive impact on the price of its common stock.
WPCS’ failure to meet the continued listing requirements of The NASDAQ Capital Market could result in a delisting of its common stock.
The continued listing standards of NASDAQ provide, among other things, that a company may be delisted if the bid price of its stock drops below $1.00 for a period of 30 consecutive business days or if stockholders’ equity is less than $2.5 million. Over the last three years, WPCS has received four notices from the Listing Qualifications Staff of NASDAQ that it failed to satisfy one of the continued listing requirements for continued listing requirement on The Nasdaq Capital Market and that, unless remedial action was timely taken our common stock would be delisted. The first notice, dated November 3, 2014, advised that WPCS failed to meet the minimum stock price requirement set forth in NASDAQ Listing Rule 5550(a)(2) because for the previous 30 consecutive business days, the bid price for its common stock had closed below $1.00 per share. On April 10, 2015, WPCS effected a 1 for 22 reverse-split to remedy this deficiency and regained compliance. On each of December 29, 2014, June 1, 2015 and December 12, 2016, WPCS was notified that it did not meet the minimum stockholders’ equity requirement for continued listing set forth in Listing Rule 5550(b)(1). In each instance, WPCS resolved the issue by issuing and selling equity securities — specifically, its Series H Preferred Stock, Series H-1 Shares, Series H-2 Shares and Series H-3 Shares.
While WPCS has exercised diligent efforts to maintain the listing of its common stock on NASDAQ, there can be no assurance that it will be able to meet the continuing listing requirements of The NASDAQ Capital Market. If that were to occur, NASDAQ may take steps to delist the WPCS common stock. Such a delisting would likely have a negative effect on the price of WPCS common stock and would impair your ability to sell or purchase WPCS common stock when you wish to do so. In the event of a delisting, WPCS would take actions to restore its compliance with NASDAQ’s listing requirements, but WPCS can provide no assurance that any such action taken by WPCS would allow its common stock to become listed again, stabilize the market price or improve the liquidity of its common stock, prevent WPCS common stock from dropping below the NASDAQ minimum bid price requirement again or prevent future non-compliance with NASDAQ’s listing requirements. Further, if WPCS were to be delisted from The NASDAQ Capital Market, its common stock would cease to be recognized as covered securities and WPCS would be subject to regulation in each state in which WPCS offers its securities.
Delisting from NASDAQ could adversely affect WPCS’ ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade its securities and would negatively affect the value and liquidity of WPCS common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.
If WPCS common stock becomes subject to the penny stock rules, it may be more difficult to sell those shares.
The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The inter-dealer quotation system maintained by OTC Markets, Inc., including OTCQX, OTCQB and OTC Pink, do not meet such requirements and if the price of WPCS common stock remains less than $5.00 and WPCS is no longer listed on a national securities exchange, its common stock may be deemed a penny stock. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for WPCS common stock, and therefore stockholders may have difficulty selling their shares.
An active trading market for WPCS common stock may not develop.
The listing of WPCS common stock on The NASDAQ Capital Market does not assure that a meaningful, consistent and liquid trading market exists. Although WPCS common stock is listed on The NASDAQ Capital Market, trading volume in its common stock has been limited and an active trading market for shares WPCS common stock may never develop or be sustained. If an active market for WPCS common stock does not develop, it may be difficult for investors to sell their shares without depressing the market price for the shares or at all.
Reports published by securities or industry analysts, including projections in those reports that exceed WPCS’ actual results, could adversely affect its common stock price and trading volume.
Securities research analysts may establish and publish their own periodic projections for WPCS’ business. These projections may vary widely from one another and may not accurately predict the results WPCS achieves. WPCS’ stock price may decline if its actual results do not match securities research analysts’ projections. Similarly, if one or more of the analysts who writes reports on WPCS downgrades its stock or publishes inaccurate or unfavorable research about its business, WPCS’ stock price could decline. If one or more of these analysts ceases coverage of WPCS or fails to publish reports on WPCS regularly, WPCS’ stock price or trading volume could decline. While WPCS expects securities research analyst coverage, if no securities or industry analysts begin to cover WPCS, the trading price for its stock and the trading volume could be adversely affected.
WPCS has a substantial number of shares of authorized but unissued capital stock, and if it issues additional shares of capital stock in the future, existing shareholders will be diluted.
The WPCS Charter authorizes the issuance of up to 100,000,000 shares of common stock and up to 5,000,000 shares of preferred stock with the rights, preferences and privileges determined by the WPCS Board from time to time. Based on the capitalization of WPCS and DropCar as of December 1, 2017, and assuming all the Series H-1 Warrants are exercised pursuant to the WPCS Series H-1 Repricing Proposal (as described on page 65 below) are exercised, WPCS estimates that upon the consummation of the Merger (i) approximately 36,338,500 shares of WPCS common stock and approximately 5,263 shares of WPCS convertible preferred stock will be actually issued and outstanding and (ii) approximately 17,000,000 shares of WPCS common stock will be reserved for future issuance as follows:
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10,109,000 shares for issuance upon exercise of stock options granted under the Plan (of which 3,225,760 shares would be issuable upon exercise of currently outstanding options);

•
526,300 shares for issuance upon conversion of the outstanding shares of WPCS convertible preferred stock;

•
4,415,000 shares for issuance upon exercise of the WPCS Merger Warrants; and

•
1,889,734 shares for issuance upon exercise of the outstanding WPCS Warrants.

Thus, upon completion of the Merger, approximately 46,700,000 shares of WPCS common stock and 4,995,000 shares of WPCS preferred stock will be available for future issuance. Shares of WPCS capital stock could be used for a variety of purposes including raising capital to fund growth or operations, for acquisitions, for strategic alliances, to attract and retain key employees, for anti-takeover purposes or to delay or prevent changes in control to our management or other transactions and corporate purposes that the WPCS Board deems appropriate. In most cases, the WPCS may have the authority to authorize issuances of WPCS capital stock without getting advance approval from WPCS stockholders. Any future issuances of shares of capital stock WPCS may not be made on favorable terms or at all, they may not enhance stockholder value, may have rights, preferences and privileges that are superior to those of the WPCS common stock and may have an adverse impact on its business or the trading price of the shares of WPCS common stock. Additionally, any such issuances will reduce the proportionate ownership and voting power of existing stockholders.
Future sales of WPCS common stock, or the perception that future sales may occur, may cause the market price of its common stock to decline, even if its business is doing well.
Sales of substantial amounts of WPCS common stock in the public market, or the perception that these sales may occur, could materially and adversely affect the price of its common stock and could impair its ability to raise capital through the sale of additional equity securities. WPCS maintains several shelf registration statements on Form S-3 with the SEC pursuant to which the holders of its Series H-1, Series H-2 and Series H-3 convertible preferred stock and the warrants issued in connection with those securities may resell the shares of WPCS common stock into which the preferred stock is convertible and which is issuable upon the exercise of those warrants. Collectively, those registration statements cover the potential resale of up to 4,762,660 shares of WPCS common stock of which 2,396,545 shares of WPCS common stock were sold through December 1, 2017. Assuming all the Series H-1 Warrants are exercised pursuant to the WPCS Series H-1 Repricing Proposal (as described on page 65 below) and resold, the total number of shares of WPCS common stock sold pursuant to the existing S-3 registration statement would be 3,614,406.
Because WPCS does not anticipate paying any cash dividends on its capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
WPCS does not anticipate paying future dividends on its capital stock. WPCS currently intends to retain all its future earnings, as applicable, to finance the growth and development of its business. In addition, the terms of any future debt agreements may preclude WPCS from paying dividends. As a result, capital appreciation, if any, of WPCS common stock will be the sole source of gain for the foreseeable future.
RISKS RELATING TO THE WPCS BUSINESS
WPCS is not currently profitable and may never become profitable.
WPCS has a history of losses and expect to incur continuing losses and negative operating cash flow for the foreseeable future. As such, WPCS may never achieve or maintain profitability. For the years ended April 30, 2017 and 2016, WPCS incurred losses from continuing operations of approximately $1.2 million and approximately $3.6 million, respectively, and comprehensive loss attributable to WPCS stockholders for those years were approximately $1.2 million and approximately $2.8 million, respectively. After taking into account discontinued operations, net loss attributable WPCS common stockholders was approximately $2.26 million for the fiscal year ended April 30, 2017 and approximately $8.27 million for the fiscal year ended April 30, 2016. In addition, WPCS cumulative deficit at April 30, 2017 was approximately $87.1 million. While WPCS also expects to experience negative cash flow for the foreseeable future as a result of such losses, it has adequate cash to fund its operating losses and capital expenditures over the next 12 months. However, to achieve and maintain profitability, WPCS must generate additional significant sources of revenues and control its operating expenses, neither of which are certain to occur. WPCS’ failure to achieve or maintain profitability could negatively impact the value of its securities.
The Suisun City Operations line of credit contains various covenants which, if not complied with, could accelerate repayment obligations, thereby materially and adversely affecting WPCS liquidity, financial conditions and results of operations. The is no assurance that the line of credit will survive the Merger.
WPCS has a $1.0 million line of credit with First Northern Bank that it can use to finance its Suisun City Operations (the “Credit Line”). Currently, there is no outstanding balance under the Credit Line. The Credit Line was first obtained in 2015 and has been renewed annually. The most recent renewal was on August 15, 2017. WPCS recently received a default notice from First Northern Bank stating that WPCS failed to comply with the net worth requirement (a minimum of  $2.2 million) or the asset ratio requirement

(1.2:1) covenants contained in the loan agreement, which was subsequently cured. WPCS cannot assure you that it will remain in compliance with the covenants throughout the term of the facility. If WPCS is unable to remain in compliance it will not have access to this Credit Facility which could adversely impact its liquidity.
WPCS may be unable to successfully implement its Organic Growth Initiatives, including into new geographic markets and market segments, and manage our growth.
WPCS defines “Organic Growth Initiatives” as its efforts to increase revenues by: (i) expanding in existing markets, by offering, among other things, new products and services, building a direct sales force, and forming strategic alliances; (ii) opening new markets without any existing operations, otherwise known as “greenfielding”; and (iii) entering into new markets via acquisition and then subsequently growing such businesses through various methods other than further acquisition.
As such, WPCS’ long-term growth strategy depends, in part, in addition to possible strategic acquisitions, on the Organic Growth Initiatives, including the expansion of its operations into new geographic markets and market segments. WPCS’ ability to effectively implement Organic Growth Initiatives depends, among other things, on its ability to identify and successfully enter and market its services in new geographic markets and market segments, its ability to recruit and retain qualified personnel, its ability to coordinate its efforts across various geographic markets and market segments, its ability to maintain and grow relationships with its existing customers and expand its customer base, its ability to offer new products and services, its ability to form strategic alliances and partnerships, its ability to secure key vendor and/or distributor relationships, and the availability of sufficient capital. In connection with expanding its operations into new geographic markets, WPCS may be unable to replicate the Suisun City Operations, in other markets, based solely upon greenfielding.
While continuing to weigh all available strategic options, WPCS decided, based upon the prior experience of key members of its operational management team in the Texas market, to launch a greenfielding effort in Texas. As such, WPCS began operations in San Antonio, Texas in January 2016 and then commenced operations in Dallas, Texas in April 2016. During the period from May 1, 2016 through January 31, 2017, the Texas operations generated approximately $881,000 in revenue, while incurring approximately $1,799,000 in cost of revenue and selling, general and administrative expenses in starting these two offices. During November 2016, WPCS instituted some changes and cost reductions in the Texas operations staffing and related expenses to better align our operational costs with short-term projected revenue expectations. WPCS initially anticipated expending approximately $750,000 to develop these markets and the Texas operations took longer than anticipated to begin generating the expected level of revenue to warrant continued operation. Therefore, in late December 2016, WPCS decided to close the Texas operations and at the end of February 2017 the San Antonio and Dallas offices were closed. If WPCS is unable to successfully implement its Organic Growth Initiatives its long-term growth and ability to achieve profitability may be adversely impacted.
Acquisitions involve risks that could result in adverse changes to operating results, cash flows and liquidity.
WPCS has made and, in the future, may continue to make, strategic acquisitions. However, WPCS may not be able to identify suitable acquisition opportunities, or may be unable to obtain the consent of our stockholders and therefore, may not be able to complete such acquisitions. WPCS may pay for acquisitions with its common stock or with convertible securities, which may dilute your investment in its common stock, or it may decide to pursue acquisitions that investors may not agree with. In connection with most of our acquisitions, WPCS also agreed to substantial earn-out arrangements. To the extent it defers the payment of the purchase price for any acquisition through a cash earn-out arrangement, it will reduce cash flows in subsequent periods. In addition, acquisitions may expose WPCS to operational challenges and risks, including:
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the ability to profitably manage acquired businesses or successfully integrate the operations of acquired businesses, as well as the acquired business’ financial reporting and accounting control systems into its existing platforms;

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increased indebtedness and contingent purchase price obligations associated with an acquisition;

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the ability to fund cash flow shortages that may occur if anticipated revenue is not realized or is delayed, whether by general economic or market conditions, or unforeseen internal difficulties;

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the availability of funding sufficient to meet increased capital needs;

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diversion of management’s time and attention from existing operations; and

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the ability to retain or hire qualified personnel required for expanded operations.

Completing acquisitions may require significant management time and financial resources because WPCS may need to assimilate widely dispersed operations with distinct corporate cultures. In addition, acquired companies may have liabilities that it failed, or were unable, to discover in the course of performing due diligence investigations. WPCS cannot assure you that the indemnification granted by sellers of acquired companies will be sufficient in amount, scope or duration to fully offset the possible liabilities associated with businesses or properties it assumes upon consummation of an acquisition. WPCS may learn additional information about its acquired businesses that could have a material adverse effect on WPCS, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. Any such liabilities, individually or in the aggregate, could have a material adverse effect on its business. Failure to successfully manage the operational challenges and risks associated with, or resulting from, acquisitions could adversely affect WPCS’ results of operations, cash flows and liquidity. Borrowings or issuances of convertible securities associated with these acquisitions may also result in higher levels of indebtedness, which could adversely impact WPCS’ ability to service its debt within the scheduled repayment terms.
Provisions pertaining to WPCS’ Series H-3 preferred stock may inhibit its ability to consummate a financing.
Pursuant to the Securities Purchase Agreement that WPCS executed in connection with the issuance and sale of shares of its Series H-3 preferred stock, WPCS agreed to not issue any shares of common stock, or securities convertible into or exercisable or exchangeable for common stock, except for certain permitted issuances, without the consent of the holders of a majority of the outstanding shares of the Series H-3 preferred stock for a period beginning on the closing date and ending on the earlier of  (i) December 31, 2017 (i.e., nine months after the closing date) or (ii) a Change in Control (as that term is defined in the Securities Purchase Agreement) occurs with respect to the company (the “Restricted Period”). In addition, certain of its officers and directors agreed not to exercise their company stock options during the Restricted Period, except in connection with a Change in Control of the company. WPCS cannot assure you that, due to unanticipated changes to its business or economic conditions in the markets in which it operate or in the economy at large, we will not require additional capital. These provisions may prevent WPCS from raising additional capital or, at least, make it more difficult or more expensive for WPCS to complete a financing. As the Merger constitutes a Change in Control as defined in the Securities Purchase Agreement, the Restricted Period would terminate upon the consummation of the Merger.
If WPCS fails to accurately estimate costs associated with its fixed-price contracts using percentage-of-completion, its actual results could vary from our assumptions, which may reduce its profitability or impair its financial performance.
A substantial portion of WPCS revenues is derived from fixed price contracts. Under these contracts, WPCS sets the price of its services on an aggregate basis and assumes the risk that the costs associated with its performance may be greater than anticipated. WPCS recognizes revenue and profit on these contracts as the work on these projects progresses on a percentage-of-completion basis. Under the percentage-of-completion method, contracts in process are valued at cost plus accrued profits less earned revenues and progress payments on uncompleted contracts.
The percentage-of-completion method therefore relies on estimates of total expected contract costs. These costs may be affected by a variety of factors, such as lower than anticipated productivity, conditions at work sites differing materially from what was anticipated at the time we bid on the contract and higher costs of materials and labor. Contract revenue and total cost estimates are reviewed and revised monthly as the work progresses, such that adjustments to profit resulting from revisions are made cumulative to the date of the revision. Adjustments are reflected in contract revenue for the fiscal period affected by these revised estimates. If estimates of costs to complete long-term contracts indicate a loss, we immediately recognize the full amount of the estimated loss. Such adjustments and accrued losses could result in reduced profitability and liquidity.
Failure to properly manage projects could result in unanticipated costs or claims.
WPCS project engagements may involve large scale, highly complex projects. The quality of WPCS’ performance on such projects depends in large part upon our ability to manage the relationship with its customers, and to effectively manage the project and deploy appropriate resources, including third-party contractors and its own personnel, in a timely manner. Any defects or errors or failure to meet customers’ expectations could result in claims for substantial damages against WPCS. WPCS’ contracts generally limit our liability for damages that arise from negligent acts, errors, mistakes or omissions in rendering services to its customers. However, WPCS cannot be certain that these contractual provisions will protect it from liability for damages in the event it is sued. In addition, in certain instances, WPCS guarantees customers that it will complete a project by a scheduled date or that the network will achieve certain performance standards. If the project or network experiences a performance problem, WPCS may not be able to recover the additional costs it would incur, which could exceed revenues realized from a project.
WPCS may be unable to obtain sufficient bonding capacity to undertake certain projects.
Some of WPCS’ contracts require performance and payment bonds. If WPCS is not able to renew or obtain a sufficient level of bonding capacity in the future, it may be precluded from being able to bid for certain contracts or successfully contract with certain customers. In addition, even if it were able to successfully renew or obtain performance or payment bonds, WPCS may be required to post letters of credit in connection with the bonds, which could negatively affect its cash flow.
Furthermore, under standard terms in the surety market, sureties issue or continue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing or renewing any bonds. If WPCS were to experience an interruption or reduction in the availability of bonding capacity as a result of these or any other reasons, WPCS may be unable to compete for or work on certain projects that would require bonding.
The ability of Suisun City Operations to obtain performance and payment bonds from traditional surety markets within the insurance industry has been adversely impacted by WPCS operating losses and negative working capital at the consolidated company level.
An economic downturn in any of the industries WPCS serves could lead to less demand for its services.
As a significant majority of WPCS’ revenue is derived from a few industries, a downturn in any of those industries could adversely affect its results of operations. Specifically, an economic downturn in any industry it serves could result in the delay, reduction or cancellation of projects by customers as well as cause customers to outsource less work, resulting in decreased demand for WPCS services and potentially impacting its operations and its ability to grow. A number of other factors, including financing conditions and potential bankruptcies in the industries served by WPCS or a prolonged economic downturn or recession, could adversely affect its customers and their ability or willingness to fund capital expenditures in the future. Consolidation, competition, capital constraints or negative economic conditions in the private sector, public services, healthcare energy industries and the K-12 education market may also result in reduced spending by, or the loss of, one or more of WPCS’ customers.
WPCS has a significant amount of accounts receivable and costs and estimated earnings in excess of billings assets.
WPCS performs services under contracts prior to billing customers for that work, thereby, in effect, extending credit to its customers. At April 30, 2017, WPCS had net accounts receivable of approximately $4.2 million and costs and estimated earnings in excess of billings of approximately $411,000. Periodically, WPCS assesses the credit risk of its customers and continuously monitors the timeliness of payments. Adverse changes in the markets served by WPCS, reducing WPCS’ cash flow and adversely impacting its liquidity and profitability. Additionally, it may also result in WPCS incurring losses in excess of its current bad debt allowances.

The industry in which WPCS operates has relatively low barriers to entry and increased competition could result in margin erosion, which could make profitability even more difficult to sustain.
Other than the technical skills required in WPCS’ business, the barriers to entry in its business are relatively low. WPCS does not have any intellectual property rights to protect its business methods. Ultimately, the success of WPCS’ business depends on the quality of its services, its ability to deliver these services efficiently and its relationships with its customers. Increased competition as a result of new entrants in our markets, may result in reduced operating margins and loss of market share and brand recognition.
WPCS’ business depends upon its ability to keep pace with the latest technological changes, and its failure to do so could make it less competitive.
The market for WPCS’ services is characterized by rapid change and technological improvements. Failure to respond in a timely and cost-effective way to these technological developments may have a material adverse impact on its business and operating results. WPCS derives, and expects it will continue to derive, a substantial portion of its revenues from design-build services that are based upon current technologies that, it believes, are capable of adapting to future technologies. As a result, its future success depends, in part, on its ability to develop and market service offerings that respond in a timely manner to the technological advances of our customers, evolving industry standards and changing customer preferences.
Amounts included in WPCS backlog may not result in actual revenue or translate into profits.
As of April 30, 2017, WPCS had a backlog of unfilled orders of approximately $14.6 million. This backlog amount is based on contract values and purchase orders and may not result in actual receipt of revenue in the originally anticipated period or at all. In addition, contracts included in our backlog may not be profitable. WPCS has experienced variances in the realization of its backlog because of project delays or cancellations resulting from external market factors and economic factors beyond its control and is likely to experience delays and/or cancellations in the future. If the backlog fails to materialize, WPCS could experience a further reduction in revenue, profitability and liquidity.
The loss of one or more key members of the WPCS management team could adversely affect our business.
Currently, WPCS has only one line of business — our Suisun City Operations, which is based in California and managed by a key employee. As such, its business and financial performance depends on the continued service and performance of this employee, who has extensive experience and specialized expertise in the installation and service of voice and data networks. WPCS does not have an employment agreement with this employee nor does it carry “key man” life insurance. WPCS cannot assure that it can continue to retain the services of the employee or that it can hire or train anyone to replace him, without having some effect on the operations, should his employment with us terminate. Thus, the loss of the employee’s services, whether by resignation, retirement, disability or death, could have a material adverse impact on WPCS’ business and operating results.
Employee strikes and other labor-related disruptions could adversely affect WPCS’ operations.
WPCS’ Suisun City Operations is labor intensive. As of April 30, 2017, approximately 78% of its workforce was unionized. The current union contract, which expired November  30, 2017, was recently extended to November 30, 2019. Strikes or labor disputes with its unionized employees may adversely affect WPCS ability to conduct its business profitably. If WPCS is unable to reach agreement with any of its unionized work groups on future negotiations regarding the terms of their collective bargaining agreements, or if additional segments of its workforce become unionized, WPCS may be subject to work interruptions or stoppages. Any of these events could be disruptive to WPCS operations and could result in negative publicity, loss of contracts and a decrease in revenues.
Historically, WPCS’ quarterly results have fluctuated significantly and are expected to continue to be volatile, which could adversely impact the trading price of the WPC common stock price.
WPCS’ quarterly operating results have fluctuated in the past and will likely fluctuate in the future. As a result, period-to-period comparisons of quarterly, and even annual, results of operations may not a good indication of our future performance. A number of factors, many of which are beyond our control, are likely to cause these fluctuations to continue. Some of these factors include:

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the timing and size of design-build projects and technology upgrades by customers;

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fluctuations in demand for outsourced contracting services;

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the ability of certain customers to sustain capital resources to pay their trade account balances and required changes to WPCS’ allowance for doubtful accounts based on periodic assessments of the collectability of accounts receivable balances;

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reductions in the prices of services offered by competitors;

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WPCS’ success in bidding on and winning new business; and

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WPCS’ sales, marketing and administrative cost structure.

Because WPCS’ operating results may vary significantly from quarter to quarter, its operating results may not meet the expectations of securities analysts and investors, and the market price of the WPCS common stock could decline significantly, which may expose the company to risks of securities litigation, impair its ability to attract and retain qualified individuals using equity incentives and make it more difficult to complete acquisitions using equity as consideration.
WPCS’ future plans and growth are dependent on maintaining sufficient working capital.
WPCS’ future plans and growth depend on its ability to increase revenues and to continue its business development efforts surrounding its contract award backlog. If WPCS continues to incur losses and revenues do not generate from the backlog as expected, WPCS may need to raise additional capital to expand our business and continue as a going concern. WPCS currently anticipates that its current cash position will be sufficient to meet its working capital requirements to continue its sales and marketing efforts for at least 12 months. If, in the future, the company’s plans or assumptions change or prove to be inaccurate, WPCS may need to raise additional funds through public or private debt or equity offerings, financings, corporate collaborations, or other means. It may also be required to reduce operating expenditures or investments in infrastructure.
RISKS RELATED TO DROPCAR
DropCar has a history of losses and may be unable to achieve or sustain profitability.
DropCar has incurred net losses in each year since its inception and as of September 30, 2017, it had an accumulated deficit of  $7.1 million. Such losses are continuing to date. DropCar does not know if its business operations will become profitable or if it will continue to incur net losses in the future. DropCar’s management expects to incur significant expenses in the future in connection with the development and expansion of its business, which will make it difficult for DropCar to achieve and maintain future profitability. DropCar may incur significant losses in the future for a number of reasons, including the other risks described in this proxy statement/prospectus, and it may encounter unforeseen expenses, difficulties, complications, delays and other unknown events. Accordingly, there can be no certainty regarding if or when DropCar will achieve profitability, or if such profitability will be sustained.
Historical losses and negative cash flows from operations raise doubt about DropCar’s ability to continue as a going concern.
Historically, DropCar has suffered losses and has not generated positive cash flows from operations. This raises substantial doubt about DropCar’s ability to continue as a going concern. The audit report of EisnerAmper LLP for the year ended December 31, 2016 on DropCar’s financial statements contained an explanatory paragraph expressing doubt about DropCar’s ability to continue as a going concern.
DropCar has a limited operating history which makes it difficult to predict future growth and operating results.
DropCar has a relatively short operating history which makes it difficult to reliably predict future growth and operating results. DropCar faces all the risks commonly encountered by other businesses that lack an established operating history, including, without limitation, the need for additional capital and personnel and intense competition. There is no relevant history upon which to base any assumption as to the likelihood that its business will be successful.

DropCar will require substantial additional funding, which may not be available on acceptable terms, or at all.
DropCar has used substantial funds to develop its vehicle support platform (“VSP”) and will require substantial additional funds continue to develop its VSP and expand into new markets. DropCar expects that the capital resources available to it as of September 30, 2017, plus the anticipated proceeds from the Merger Financing, will be sufficient to meet its anticipated cash requirements for at least the next 12 months. DropCar’s future capital requirements and the period for which it expects its existing resources to support its operations may vary significantly from what DropCar expects. DropCar’s monthly spending levels vary based on new and ongoing technology developments and corporate activities. To date, DropCar has primarily financed its operations through sales of its securities. DropCar intends to seek additional funding in the future through equity or debt financings, credit or loan facilities or a combination of one or more of these financing sources. DropCar’s ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond its control. Additional funds may not be available to DropCar on acceptable terms or at all.
If DropCar raises additional funds by issuing equity or convertible debt securities, its stockholders will suffer dilution and the terms of any financing may adversely affect the rights of its stockholders. In addition, as a condition to providing additional funds to DropCar, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, may involve restrictive covenants limiting DropCar’s flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of equity securities received any distribution of corporate assets.
If DropCar is unable to obtain funding on a timely basis or on acceptable terms, or at all, it may have to delay its plans for expansion, limit strategic opportunities or undergo reductions in its workforce or other corporate restructuring activities.
Because DropCar’s VSP operates in a relatively new market, it must actively seek market acceptance of its services, which it expects will occur gradually, if at all.
DropCar derives, and expects to continue to derive, a substantial portion of its revenue from its vehicle support platform, which is part of a relatively new and evolving market. DropCar’s services are substantially different from existing valet, parking, maintenance and car storage services and many potential clients may be reluctant to utilize its services until they have been tested in more established commercial operations over a significant period. As a result, DropCar may have difficulty achieving market acceptance for its platform. If the market for its services fails to grow or grows more slowly than it currently anticipates, DropCar’s business would be negatively affected. To date, DropCar primarily operates in the New York metropolitan area. DropCar has targeted expansion into markets it believes are most likely to adopt its platform. However, its efforts to expand within and beyond its current market may not achieve the same success, or rate of adoption, that it has achieved to date.
DropCar’s recent growth rate may not be sustainable, and future growth may place significant demands on its management and infrastructure.
DropCar has experienced strong growth in its business. This growth has placed and may continue to place significant demands on DropCar’s management and its operational and financial infrastructure, and DropCar may not be able to sustain these rates of growth in future periods. Many of DropCar’s systems and operational practices were implemented when DropCar was at a smaller scale of operations. In addition, as DropCar grows, DropCar must implement new systems and software to help run its operations and must hire additional personnel. As its operations grow in size, scope and complexity, DropCar will need to continue to improve and upgrade its systems and infrastructure to offer an increasing number of clients enhanced services, solutions and features. DropCar may choose to commit significant financial, operational and technical resources in advance of an expected increase in the volume of its business, with no assurance that the volume of business will increase. Continued growth could also strain DropCar’s ability to maintain reliable service levels for existing and new clients, which could adversely affect its reputation and business in the future. For example, in the past, DropCar has experienced, and may in the future experience, situations where the demand for its services exceeded its estimates and DropCar’s employee base was, and may in the future be, insufficient to support this higher demand. DropCar’s client experience and overall reputation could be harmed if it is unable to grow its employee base to support higher demand.

Competition for staffing, shortages of qualified drivers and union activity may increase DropCar’s labor costs and reduce profitability.
DropCar’s operations are conducted primarily with employee drivers. Recently, there has been intense competition for qualified drivers in the transportation industry due to a shortage of drivers. The availability of qualified drivers may be affected from time to time by changing workforce demographics, competition from other transportation companies and industries for employees, the availability and affordability of driver training schools, changing industry regulations, and the demand for drivers in the labor market. If the industry-wide shortage of qualified drivers continues, DropCar will likely have difficulty attracting and retaining enough qualified drivers to fully satisfy customer demands. Due to the current highly-competitive labor market for drivers, DropCar may be required to increase driver compensation and benefits in the future, or face difficulty meeting customer demands, all of which could adversely affect DropCar’s profitability.
If DropCar’s labor costs increase, it may not be able to raise rates to offset these increased costs. Union activity is another factor that may contribute to increased labor costs. DropCar currently does not have any union employees, and any increase in labor union activity could have a significant impact on its labor costs. DropCar’s failure to recruit and retain qualified drivers, or to control its labor costs, could have a material adverse effect on DropCar’s business, financial position, results of operations, and cash flows.
Deterioration in economic conditions in general could reduce the demand for DropCar’s services and damage its business and results of operations.
Adverse changes in global, national and local economic conditions could negatively impact DropCar’s business. DropCar’s business operations are concentrated and will likely continue to be concentrated in large urban areas, and business could be materially adversely affected to the extent that weak economic conditions result in the elimination of jobs and high unemployment in these large urban areas. If deteriorating economic conditions reduce discretionary spending, business travel or other economic activity that fuels demand for DropCar’s services, its earnings could be reduced. Adverse changes in local and national economic conditions could also depress prices for DropCar’s services or cause individual and/or corporate clients to cancel their agreements to purchase DropCar’s services. Moreover, mandated changes in local and/or national compensation as it relates to minimum wage, overtime, and other compensation regulations may have an adverse impact on DropCar’s profitability.
DropCar expects to face intense competition in the market for innovative valet and car storage services, and its business will suffer if it fails to compete effectively.
While DropCar believes that its platform offers a number of advantages over existing service providers, it expects that the competitive environment for its valet and storage services will become more intense as companies enter the market. In addition, there are relatively low barriers to entry into DropCar’s business. Currently, DropCar’s primary competitors are public transportation, traditional valet and car storage providers, car sharing services and traditional rental car companies that have recently begun offering more innovative services. Many of DropCar’s competitors have greater name recognition among DropCar’s target clients and greater financial, technical and/or marketing resources than DropCar has. DropCar’s competitors have resources that may enable them to respond more quickly to new or emerging technologies and changes in client preferences. These competitors could introduce new solutions with competitive prices or undertake more aggressive marketing campaigns than DropCar’s. Failure to compete effectively could have a material adverse impact on its results of operations.
DropCar’s long term sustainability relies on its ability to anticipate or keep pace with changes in the marketplace and the direction of technological innovation and customer demands.
The automotive industry, especially the vehicle support segment of the automotive industry in which DropCar operates, is subject to intense and increasing competition and rapidly evolving technologies. DropCar believes that the automotive industry will experience significant and continued change in the coming years. In addition to traditional competitors, DropCar must also be responsive to the entrance of non-traditional participants in the automotive industry. These non-traditional participants, such as ride-sharing companies and autonomous vehicles, may seek to disrupt the historic business model of the industry through the introduction of new technologies, new products or services, new business models or new methods of travel. To compete successfully, DropCar will need to demonstrate the advantages of its services over alternative solutions and services, as well as newer technologies. Failure to adapt to innovations in technology and service offerings in the automotive space could have a material adverse impact on DropCar’s ability to sustain its business and remain competitive.
DropCar’s growth depends on its ability to gain sustained access to a sufficient number of parking locations on commercially reasonable terms that offer convenient access in reaching its clients.
DropCar currently operates in New York City and expects that future growth will focus on expansion into other large cities. It must therefore compete for limited parking locations. Many cities are densely populated and parking locations may not be available at locations that provide convenient access to DropCar’s clients or on terms that are commercially reasonable. If DropCar is unable to gain sustained access to a sufficient number of parking locations that are convenient to its clients, its ability to attract and retain clients will suffer. This challenge of finding adequate parking will grow if DropCar is able to successfully grow its subscriber base. If DropCar is unable to gain sustained access to a sufficient number of parking locations, or DropCar is unable to gain such access on commercially reasonable terms, this could have a material adverse impact on DropCar’s business, financial condition and results of operations.
If DropCar fails to successfully execute its growth strategy, its business and prospects may be materially and adversely affected.
To date, DropCar primarily operates in the New York metropolitan area. DropCar’s growth strategy includes expanding its services to new geographic locations, which may not succeed due to various factors, including one or more of the following: competition, its inability to build brand name recognition in these new markets, its inability to effectively market its services in these new markets or its inability to deliver high-quality services on a cost-effective and continuous and consistent basis. In addition, DropCar may be unable to identify new cities with sufficient growth potential to expand its network, and DropCar may fail to attract quality drivers and other employees and/or establish the necessary commercial relationships with local vendors that are required in order to deliver its services in these areas. If DropCar fails to successfully execute its growth strategy, DropCar may be unable to maintain and grow its business operation, and its business and prospects may be materially and adversely affected.
DropCar may experience difficulties demonstrating the value to customers of newer, higher priced and higher margin services if they believe existing services are adequate to meet end customer expectations.
As DropCar develops and introduces new services, DropCar faces the risk that customers may not value or be willing to purchase these higher priced and higher margin services due to pricing constraints. Owing to the extensive time and resources that DropCar invests in developing new services, if DropCar is unable to sell customers new services, its revenue could decline and its business, financial condition, operating results and cash flows could be negatively affected.
If efforts to build and maintain strong brand identity are not successful, DropCar may not be able to attract or retain clients, and its business and operating results may be adversely affected.
DropCar believes that building and maintaining its brand is critical to the success of its business. Consumer client and automotive awareness of the brand and its perceived value will depend largely on the success of marketing efforts and the ability to provide a consistent, high-quality client and business experience. Conversely, any failure to maximize marketing opportunities or to provide clients with high-quality valet, logistics, maintenance and storage experiences for any reason could substantially harm DropCar’s reputation and adversely affect its efforts to develop as a trusted brand. To promote its brand, DropCar has made and will continue to make substantial investments relating to advertising, marketing and other efforts, but cannot be sure that such investment will be successful.
Furthermore, as the primary point of contact with clients, DropCar relies on its drivers to provide clients and business partners with a high-quality client experience. The failure of DropCar’s drivers to provide clients and business partners with this trusted experience could cause customers and business partners to turn to alternative providers, including DropCar’s competitors. Any incident that erodes consumer affinity for DropCar’s brand, including a negative experience with one of DropCar’s valets or damage to a customer’s car could result in negative publicity, negative online reviews and damage DropCar’s business.
DropCar relies on third-party service providers to provide parking garages for its clients’ cars. If these service providers experience operational difficulties or disruptions, DropCar’s business could be adversely affected.
DropCar depends on third-party service providers to provide parking garages for its clients’ cars. In particular, DropCar relies on local parking garage vendors to provide adequate convenient parking locations. DropCar does not control the operation of these providers. If these third-party service providers terminate their relationship with DropCar, decide to sell their facilities or do not provide convenient access to DropCar’s clients’ vehicles, it would be disruptive to DropCar’s business as DropCar is dependent on suitable parking locations within relative proximity of their clients’ residences and business locations. This disruption could harm DropCar’s reputation and brand and may cause DropCar to lose clients.
If DropCar is unsuccessful in establishing or maintaining its business-to-business (B2B) model, its revenue growth could be adversely affected.
DropCar currently depends on corporate clients and the B2B market for a significant portion of its revenue. The success of this strategy will depend on DropCar’s ability to maintain existing B2B partners, obtain new B2B partners, and generate a community of participating corporate clients sufficiently large to support such a model. DropCar may not be successful in establishing such partnerships on terms that are commercially favorable, if at all, and may encounter financial and logistical difficulties associated with sustaining such partnerships. If DropCar is unsuccessful in establishing or maintaining its B2B model, its revenue growth could be adversely affected.
DropCar faces risks related to liabilities resulting from the use of client vehicles by its employees.
DropCar’s business can expose it to claims for property damage, personal injury and death resulting from the operation and storage of client cars by its drivers. While operating client cars, drivers could become involved in motor vehicle accidents due to mechanical or manufacturing defects, or user error by the DropCar-employed driver or by a third-party driver that results in death or significant property damage for which DropCar may be liable.
In addition, DropCar depends on its drivers to inspect the vehicles prior to driving in order to identify any potential damage or safety concern with the vehicle. To the extent that DropCar is found at fault or otherwise responsible for an accident, its insurance coverage would only cover losses up to a maximum of $5 million, in certain instances, in the United States.
DropCar may experience difficulty obtaining coverage for certain insurable risks or obtaining such coverage at a reasonable cost.
DropCar maintains insurance for workers’ compensation, general liability, automobile liability, property damage and other insurable risks. DropCar is responsible for claims exceeding its retained limits under its insurance policies, and while DropCar endeavors to purchase insurance coverage corresponding to its assessment of risk, it cannot predict with certainty the frequency, nature or magnitude of claims or direct or consequential damages, and may become exposed to liability at levels in excess of its historical levels resulting from unusually high losses or otherwise. Additionally, consolidation of entities in the insurance industry could impact DropCar’s ability to obtain or renew policies at competitive rates, which could have a material adverse impact on DropCar’s business, as would the incurrence of uninsured claims or the inability or refusal of DropCar’s insurance carriers to pay otherwise insured claims. Any material change in DropCar’s insurance costs due to changes in frequency of claims, the severity of claims, the costs of premiums or for any other reason could have a material adverse effect on DropCar’s financial position, results of operations, or cash flows.
DropCar’s success depends on the continued reliability of the internet infrastructure.
DropCar’s services are designed primarily to work over the internet, and the success of its platform is largely dependent on the development and maintenance of the internet infrastructure, along with its clients’

access to low-cost, high-speed internet. The future delivery of its services will depend on third-party internet service providers to expand high-speed internet access, to maintain a reliable network with the necessary speed, data capacity and security, and to develop complementary products and services for providing reliable and timely internet access. Any outages or delays resulting from damage to the internet infrastructure, including problems caused by viruses, malware and similar programs, could reduce clients’ access to the internet and DropCar’s services and could adversely impact DropCar’s business.
System interruptions that impair access to DropCar’s website or mobile application could substantially harm its business and operating results.
The satisfactory performance, reliability and availability of DropCar’s website and mobile application, which enable clients to access its services, are critical to its business. Any systems interruption that prevents clients and visitors from accessing DropCar’s website and mobile app could result in negative publicity, damage to its reputation and brand and could cause its business and operating results to suffer. DropCar may experience system interruptions for a variety of reasons, including network failures, power outages, cyber-attacks, problems caused by viruses and similar programs, software errors or an overwhelming number of clients or visitors trying to reach its website during periods of strong demand. Because it is dependent in part on third parties for the implementation and maintenance of certain aspects of its systems and because some of the causes of system interruptions may be outside of its control, DropCar may not be able to remedy such interruptions in a timely manner, or at all. Any significant disruption to its website, mobile application or internal computer systems could result in a loss of clients and adversely affect DropCar’s business and results of operations.
If DropCar is unable to protect confidential client information, its reputation may be harmed and it may be exposed to liability and a loss of clients.
DropCar’s system stores, processes and transmits confidential client information, including location information and other sensitive data. It relies on encryption, authentication and other technologies to keep this information secure. DropCar may not have adequately assessed the internal and external risks posed to the security of its systems and may not have implemented adequate preventative safeguards. In the event that the security of its system is compromised in the future, DropCar may not take adequate reactionary measures. Any compromise of information security could expose DropCar’s confidential client information, damaging its reputation and exposing it to costly litigation and liability that could harm DropCar’s business and operating results.
DropCar may not be able to adequately protect its intellectual property rights or may be accused of infringing the intellectual property rights of third parties.
DropCar’s business depends substantially on its intellectual property rights, the protection of which is crucial to its business success. To protect its proprietary rights, DropCar relies or may in the future rely on a combination of trademark law and trade secret protection, copyright law and patent law. DropCar also utilizes contractual agreements, including, in certain circumstances, confidentiality agreements between the company and its employees, independent contractors and other advisors. These afford only limited protection, and unauthorized parties may attempt to copy aspects of DropCar’s website and mobile application features, software and functionality, or to obtain and use information that it considers proprietary or confidential, such as the technology used to operate its website, its content and company trademarks. DropCar may also encounter difficulties in connection with the acquisition and maintenance of domain names, and regulations governing domain names may not protect its trademarks and similar proprietary rights.
In addition, DropCar may become subject to third-party claims that it infringes the proprietary rights of others. Such claims, regardless of their merits, may result in the expenditure of significant financial and managerial resources, injunctions against DropCar or the payment of damages. DropCar may need to obtain licenses from third parties who allege that it has infringed their rights, but such licenses may not be available on terms acceptable to DropCar or at all.
Future legislation or regulations may adversely affect DropCar’s business and results of operations.
Although various jurisdictions and government agencies are considering implementing legislation in response to the rise of other ride- and car-sharing enterprises, such as Uber Technologies Inc., currently no such legislation exists that DropCar believes has jurisdiction over, or applicability to, its operations. DropCar does not believe it is subject to any material government regulations or oversight, but regulations impacting parking and traffic patterns in the areas of its operations could impact the services it provides. DropCar is also subject to various U.S. federal, state and local laws and regulations, including those related to environmental, health and safety, financial, tax, customs and other matters. DropCar cannot predict the substance or impact of pending or future legislation or regulations, or the application thereof. The introduction of new laws or regulations or changes in existing laws or regulations, or the interpretations thereof, could increase the costs of doing business for DropCar or its clients or otherwise restrict its actions and adversely affect its financial condition, results of operations and cash flows.
Seasonality may cause fluctuations in DropCar’s financial results.
DropCar generally experiences some effects of seasonality due to increases in travel during the summer months and holidays such as Thanksgiving and Christmas. Accordingly, the use of its services and associated revenue have generally increased at a higher rate during such periods. Its revenue also fluctuates due to inclement weather conditions, such as snow or rain storms. This seasonality may cause fluctuations in its financial results.
DropCar depends on key personnel to operate its business, and the loss of one or more members of its management team, or its failure to attract, integrate and retain other highly qualified personnel in the future, could harm its business.
DropCar believes its future success will depend in large part upon its ability to attract and retain highly skilled managerial, technical, finance and sales and marketing personnel. It currently depends on the continued services and performance of the key members of its management team, including Spencer Richardson, its Co-Founder and Chief Executive Officer, and David Newman, its Co-Founder and Chief Business Development Officer. The loss of any key personnel could disrupt its operations and have an adverse effect on its ability to grow the business.
To date, DropCar has relied on outside consultants and other service providers for the majority of its accounting and financial support. In connection with the Merger, DropCar intends to hire a Chief Financial Officer and plans to continue to expand existing personnel, including adding additional members to its management team. DropCar competes in the market for personnel against numerous companies, including larger, more established competitors who have significantly greater financial resources and may be in a better financial position to offer higher compensation packages to attract and retain human capital. DropCar cannot be certain that it will be successful in attracting and retaining the skilled personnel necessary to operate its business effectively in the future.
DropCar may become engaged in legal proceedings that could result in unforeseen expenses and could occupy a significant amount of management’s time and attention.
From time to time, DropCar may become subject to litigation, claims or other proceedings that could negatively affect its business operations and financial position. Litigation disputes could cause DropCar to incur unforeseen expenses, could occupy a significant amount of management’s time and attention and could negatively affect its business operations and financial position. See “DropCar’s Business — Legal Proceedings.”
DropCar’s business is subject to interruptions, delays and failures resulting from natural or man-made disasters.
DropCar’s services, systems and operations are vulnerable to damage or interruption from earthquakes, volcanoes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events. A significant natural disaster could have a material adverse impact on its business, operating results and financial condition. DropCar may not have sufficient protection or recovery plans in certain circumstances and its insurance coverage may be insufficient to compensate for losses that may occur. As DropCar relies heavily on its servers, computer and communications systems and the internet to conduct its business and provide a high-quality client experience, such disruptions could negatively impact its ability to run the business, which could have an adverse effect on its operating results.

DropCar will incur significant increased costs as a result of operating as a public company, and its management will be required to devote substantial time to public company compliance requirements.
DropCar will face increased legal, accounting, administrative and other costs and expenses as a public company that it did not incur as a private company. The Sarbanes-Oxley Act of 2002, including the requirements of Section 404, and rules and regulations subsequently implemented by the SEC, the Public Company Accounting Oversight Board, and the stock exchanges on which DropCar’s securities may be traded require public companies to meet certain corporate governance standards. A number of those requirements will require DropCar to carry out activities it has not done previously. For example, DropCar will adopt new internal controls and disclosure controls and procedures. Its management and other personnel will need to devote a substantial amount of time to these requirements. Moreover, these rules and regulations will increase DropCar’s legal and financial compliance costs and will make some activities more time-consuming and costly. These increased costs will require DropCar to divert a significant amount of money that it could otherwise use to expand its business and achieve its strategic objectives.
Failure to establish and maintain effective internal controls after the closing of the Merger in accordance with Sections 302 and 404 of the Sarbanes-Oxley Act could have an adverse effect on DropCar’s business and stock price.
Effective with the closing of the Merger, DropCar will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in DropCar’s quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though DropCar will be required to disclose changes made in its internal controls and procedures on a quarterly basis, DropCar is not required to make its first annual assessment of its internal controls over financial reporting pursuant to Section 404 until the year following its first annual report required to be filed with the SEC.
To comply with the requirements of Sections 302 and 404, DropCar may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert DropCar management’s attention from other matters that are important to the operation of its business. In addition, when evaluating its internal controls over financial reporting, DropCar may identify material weaknesses that it may not be able to remediate in time to meet the applicable deadline imposed upon it for compliance with the requirements of Sections 302 and 404. If DropCar identifies material weaknesses in its internal controls over financial reporting or is unable to comply with the requirements of Sections 302 and 404 in a timely manner or assert that its internal controls over financial reporting are effective, or if its independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of DropCar’s financial reports and the market price of DropCar’s common stock could be negatively affected. In addition, DropCar could become subject to investigations by the NASDAQ Capital Market, SEC or other regulatory authorities, which could require additional financial and management resources.
DropCar’s ability to use net operating loss carryforwards may be limited.
At December 31, 2016, DropCar had approximately $2,154,000 of operating loss carryforwards for federal and $2,154,000 New York state tax purposes that may be applied against future taxable income. DropCar also has approximately $2,154,000 of unused operating loss carryforwards for New York City purposes. The net operating loss carryforwards will begin to expire in the year 2035 if not utilized prior to that date. To the extent available, DropCar intends to use these net operating loss carryforwards to reduce the corporate income tax liability associated with its operations. The ability to utilize this net operating loss carryforwards may be limited under Section 382 of the Code, which apply if an ownership change occurs. To the extent DropCar’s use of net operating loss carryforwards is significantly limited, its income could be subject to corporate income tax earlier than it would if it were able to use net operating loss carryforwards, which could have a negative effect on its financial results.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus/information statement and the documents incorporated by reference into this proxy statement/prospectus/information statement contain forward-looking statements relating to WPCS, DropCar and the Merger. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as DropCar and WPCS cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements regarding the strategies, prospects, plans, expectations or objectives of management of WPCS or DropCar for future operations of the combined company, the risk that the conditions to the Closing are not satisfied, including the failure to timely or at all obtain stockholder approval for the Merger; uncertainties as to the timing of the consummation of the Merger and the ability of each of WPCS and DropCar to consummate the Merger; risks related to WPCS’s ability to correctly estimate its operating expenses and its expenses associated with the Merger; risks related to the changes in market price of the WPCS common stock relative to the Exchange Ratio; competitive responses to the Merger; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere.
For a discussion of the factors that may cause WPCS, DropCar or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of WPCS and DropCar to complete the Merger and the effect of the Merger on the business of WPCS, DropCar and the combined company, see “Risk Factors” beginning on page 32.
Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by WPCS. See “Where You Can Find More Information” beginning on page 209. There can be no assurance that the Merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the Merger will be realized.
If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of WPCS, DropCar or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/information statement are current only as of the date on which the statements were made. WPCS and DropCar do not undertake any obligation (and expressly disclaim any such obligation to) to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF WPCS STOCKHOLDERS
Date, Time and Place
The Special Meeting will be held on ________ __, 2018, at the offices of Morse, Zelnick, Rose & Lander, LLP, 825 Third Avenue, 16th Floor, New York, NY 10022, commencing at 9:30 a.m. local time. WPCS is delivering this proxy statement/prospectus/information statement to its stockholders in connection with the solicitation of proxies by the WPCS Board for use at the Special Meeting and any adjournments or postponements of the Special Meeting. This proxy statement/prospectus/information statement is first being furnished to the WPCS stockholders on or about ______ __, 2017.
Purposes of the Special Meeting
The purposes of the Special Meeting are to:
1.
consider and vote upon a proposal to approve the Agreement and Plan of Merger and Reorganization, dated as of September 6, 2017, and as amended as of October 10, 2017, November 21, 2017 and December 4, 2017, by and among WPCS, Merger Sub and DropCar, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement, and the transactions contemplated thereby, including the Merger and the issuance of shares of WPCS’ common stock to DropCar’s stockholders pursuant to the terms of the Merger Agreement;

2.
approve an amendment to the WPCS Charter effecting the WPCS Name Change, in the form attached as Annex B;

3.
approve an amendment to the WPCS Charter effecting the Reverse Stock Split in the form attached as Annex C;

4.
approve amendments to the Plan in the form attached as Annex D, to, among other things, increase the total number of shares of WPCS common stock currently available for issuance under the Plan by 6,450,000 shares, prior to giving effect to the Reverse Stock Split to be effected in connection with the Merger;

5.
consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the proposals set forth above; and

6.
transact such other business as may properly come before the stockholders at the Special Meeting or any adjournment or postponement thereof.

Each of WPCS Proposal Nos. 1, 2, 3 and 4 are conditioned upon each other and the approval of each such proposal is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of WPCS Proposal Nos. 1, 2, 3 and 4.
Recommendation of WPCS’ Board of Directors
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The WPCS Board has determined that the transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of WPCS and WPCS stockholders and has approved and declared advisable the Merger Agreement and such transactions, including the issuance of shares of WPCS common stock to the DropCar stockholders pursuant to the terms of the Merger Agreement. The WPCS Board recommends that WPCS stockholders vote “FOR” Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby.

•
The WPCS Board has determined that the WPCS proposal to change the name of the company to “DropCar, Inc.” is fair to, advisable and in the best interests of WPCS and WPCS stockholders and has approved and declared advisable the WPCS Name Change. The WPCS Board recommends that WPCS stockholders vote “FOR” Proposal No. 2 to approve an amendment to the WPCS Charter to effect the WPCS Name Change.

•
The WPCS Board has determined that the Reverse Stock Split is fair to, advisable and in the best interests of WPCS and WPCS stockholders and has approved and declared advisable the Reverse Stock Split. The WPCS Board recommends that WPCS stockholders vote “FOR” Proposal No. 3 to approve an amendment to the WPCS Charter effecting the Reverse Stock Split.

•
The WPCS Board has determined that the amendments to the Plan are fair to, advisable and in the best interests of WPCS and WPCS stockholders and has approved and declared advisable the amendments to the Plan. The WPCS Board recommends that WPCS stockholders vote “FOR” Proposal No. 4 to approve the amendments to the Plan.

•
The WPCS Board has determined and believes that adjourning the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4 is advisable to, and in the best interests of, WPCS and WPCS stockholders. The WPCS Board recommends that WPCS stockholders vote “FOR” Proposal No. 5 to adjourn the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposal Nos. 1, 2, 3 or 4.

Record Date and Voting Power
Only holders of record of WPCS common stock at the close of business on the Record Date, _________ __, 2018, are entitled to notice of, and to vote at, the Special Meeting. At the close of business on the Record Date, there were __ holders of record of WPCS common stock and there were _________ shares of WPCS common stock issued and outstanding. Each share of WPCS common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval. See the section titled “Principal Stockholders of WPCS” beginning on page 203 of this proxy statement/prospectus/information statement for information regarding persons known to the management of WPCS to be the beneficial owners of more than 5% of the outstanding shares of WPCS common stock.
Voting and Revocation of Proxies
The proxy accompanying this proxy statement/prospectus/information statement is solicited on behalf of the WPCS Board for use at the Special Meeting.
If you are a stockholder of record of WPCS as of the Record Date, you may vote in person at the Special Meeting or vote by proxy using the enclosed proxy card. Whether you plan to attend the Special Meeting or not, WPCS urges you to vote by proxy to ensure your vote is counted. You may still attend the Special Meeting and vote in person if you have already voted by proxy. As a stockholder of record, you are entitled:
•
To vote in person — attend the Special Meeting and WPCS will give you a ballot when you arrive at the meeting;

•
To vote using the proxy card — mark, sign and date your proxy card and return it promptly, but in any event, before the Special Meeting to ensure your shares are voted; or

•
To vote by telephone or on the Internet — dial the number on the proxy card or go to the website on the proxy card or voting instruction form to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by _________ __, 2018, 11:59 p.m. Eastern Time to be counted.

If your WPCS shares are held by your broker as your nominee, that is, in “street name,” you should receive voting instructions from the bank, broker or other nominee that holds your shares. If you do not give instructions to your broker, your broker can vote your WPCS shares with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of The NASDAQ Capital Market on which your broker may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the WPCS shares will be treated as broker non-votes. It is anticipated that WPCS Proposal Nos. 1, 2, 3 and 4 will be non-discretionary items. If your shares of WPCS common stock are held in “street name,” you may vote in one the following ways:

•
To vote by mail, you should follow the instructions included on the proxy card regarding how to instruct your broker to vote your shares of WPCS common stock.

•
To vote in person at the Special Meeting, you will need to contact the bank, broker or other nominee that is the stockholder of record for your shares to obtain a legal proxy and then bring the legal proxy indicating that you beneficially owned the shares as of the Record Date and a form of government issued picture identification to the Special Meeting. If you bring all these materials to the Special Meeting, you may vote by completing a paper proxy card or a ballot, which will be available at the Special Meeting. If you do not bring these materials, you will not be able to vote at the Special Meeting.

•
To vote by telephone or over the Internet if you are permitted and wish to do so, you should receive instructions from your bank, broker or other nominee and follow those instructions.

All properly executed proxies that are not revoked will be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting in accordance with the instructions contained in the proxy. If a holder of WPCS common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted as follows: “FOR” WPCS Proposal No. 1 to approve the Merger Agreement and the transactions contemplated thereby; “FOR” WPCS Proposal No. 2 to approve an amendment to the WPCS Charter effecting the WPCS Name Change; “FOR” WPCS Proposal No. 3 to approve an amendment to the WPCS Charter effecting the Reverse Stock Split; “FOR” WPCS Proposal No. 4 to approve amendments to the Plan, as amended; and “FOR” WPCS Proposal No. 5 to adjourn the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of WPCS Proposal Nos. 1, 2, 3 and 4 in accordance with the recommendation of the WPCS Board.
If you are a stockholder of record of WPCS and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the Special Meeting in any one of the following ways:
•
you can send a written notice to the Secretary of WPCS before the Special Meeting stating that you would like to revoke your proxy;

•
if you have signed and returned a paper proxy card, you may sign a new proxy card bearing a later date and submit it as instructed above;

•
if you have voted by telephone or Internet, you may cast a new vote by telephone or over the Internet as instructed above; or

•
you can attend the Special Meeting and vote in person, but attendance alone will not revoke a proxy. You must specifically request at the meeting that it be revoked.

Required Vote
The presence, in person or represented by proxy, at the Special Meeting of the holders of 33 1∕3% of the shares of WPCS common stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards a quorum. The affirmative vote of the holders of a majority of the shares of WPCS common stock having voting power present in person or represented by proxy at the Special Meeting, assuming a quorum is present, is required for approval of WPCS Proposal Nos. 1, 4 and 5. The affirmative vote of the holders of a majority of shares of WPCS common stock entitled to vote outstanding on the Record Date for the Special Meeting is required for approval of WPCS Proposal Nos. 2 and 3. Each of WPCS Proposal Nos. 1, 2, 3 and 4 are conditioned upon each other and the approval of each such proposal is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2, 3 and 4.
Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal and will have the same effect as “AGAINST” votes for WPCS Proposal Nos. 2 and 3, but will have no effect on WPCS Proposal Nos. 1, 4 and 5. Similarly, broker non-votes will have the same effect as “AGAINST” votes for WPCS Proposal Nos. 2 and 3, but will have no effect on WPCS Proposal Nos. 1, 4 and 5.

The senior executive officers of WPCS (i.e., Sebastian Giordano and David Allen), certain WPCS directors (i.e., Charles Benton, Norm Dumbroff, Edward Gildea and Joshua Silverman) and certain holders of shares of WPCS convertible preferred stock and warrants to purchase shares of WPCS common stock (i.e., Alpha, Iroquois Capital Management LLC, Iroquois Capital Investment Fund and Brio Capital) entered into support agreements, with DropCar, pursuant to which they each have agreed to vote all shares of WPCS common stock owned by such person as of the Record Date in favor of WPCS Proposal Nos. 1, 2, 3, 4 and 5 and against any “acquisition proposal,” as defined in the Merger Agreement. As of December 1, 2017, these persons owned an aggregate of 6,559 shares of WPCS common stock. However, at such date, they had the right to acquire, either by exercising their right to purchase shares of WPCS common stock or to convert shares of WPCS convertible preferred stock into shares of WPCS common stock, up to 4,303,467 shares of WPCS common stock (after taking into account any limitations on their right to convert or exercise, as the case may be), representing approximately 45% of the outstanding shares of WPCS common stock on an as-converted to common stock basis. In addition, pursuant to an Amended and Restated Support Agreement, dated as of December 4, 2017, among Alpha, DropCar and WPCS, executed in connection with the WPCS Series H-1 Repricing Proposal (as described on page 65 below), Alpha has agreed that on the Record Date it will own 9.99% of the actual issued and outstanding shares of WPCS common stock.
Solicitation of Proxies
In addition to solicitation by mail, the directors, officers, employees and agents of WPCS may solicit proxies from WPCS stockholders by personal interview, telephone, telegram or otherwise. WPCS and DropCar will share equally the costs of printing and filing this proxy statement/prospectus/information statement and proxy card, provided that DropCar’s share of such expenses cannot exceed $125,000. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of WPCS common stock for the forwarding of solicitation materials to the beneficial owners of WPCS common stock. WPCS will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur for the forwarding of solicitation materials. WPCS has retained Alliance Advisors LLC to assist it in soliciting proxies using the means referred to above. WPCS will pay the fees of Alliance Advisors LLC, which WPCS expects to be approximately $12,000, plus reimbursement of out-of-pocket expenses.
Other Matters
As of the date of this proxy statement/prospectus/information statement, the WPCS Board does not know of any business to be presented at the Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus/information statement. If any other matters should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.
Householding of Proxy Materials
The SEC has adopted rules that permit companies and intermediaries (e.g., banks, brokers, trustees or other nominees) to satisfy the delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly, referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies. Each stockholder who participates in “householding” will continue to receive a separate proxy card. Under the DGCL, stockholders must consent to “householding” and any stockholder who fails to object in writing to the corporation within sixty (60) days of having been given written notice by the corporation of its intent to “household” is deemed to have consented to “householding.”

THE MERGER
This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus/information statement describe the material aspects of the Merger, including the Merger Agreement. While WPCS and DropCar believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/information statement for a more complete understanding of the Merger and the Merger Agreement, including the Merger Agreement attached to this proxy statement/prospectus/information statement as Annex A, the opinion of Gordian attached as Annex E, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus/information statement.
Background of the Merger
Since 2013, WPCS has pursued a strategic agenda with a consistent focus of increasing stockholder value by looking at various related businesses that offered products and services complementary to WPCS’ business as well as unrelated business alternatives as part of its ongoing effort to strengthen WPCS’ financial position and potentially enhance value for WPCS stockholders.
In August 2013, the WPCS Board named Sebastian Giordano, then one of its independent board members, as its interim chief executive officer with the directive to facilitate a restructuring of WPCS, while it pursued such strategic alternatives. The overall goal of such restructuring plan was to improve the WPCS balance sheet in order to best position WPCS for a potential transaction or transactions that would be in the best interest of its stockholders.
From 2013 through 2016, WPCS aggressively advanced its agenda in line with this strategic framework by: (i) selling or closing all of its domestic and international operations, other than its profitable Suisun City Operations; (ii) eliminating substantially all secured and unsecured debt; (iii) overcoming several NASDAQ continued listing requirement deficiencies; (iv) recovering substantial sums under various settlement agreements; and (iv) substantially reducing corporate overhead.
At the same time, between 2015 and the beginning of 2017, when WPCS began exploring the initiative with DropCar, WPCS, independently and with the assistance of investment advisors, performed a comprehensive review of a number of strategic business alternatives in industries related and unrelated to the WPCS core business, including acquisition and merger targets identified by management or presented to management by third parties.
During this period, as part of this ongoing strategic agenda, representatives of WPCS had exchanges with more than 35 companies in industries related and unrelated to the industries in which WPCS operates, regarding potential business combination and other strategic transactions, acquisitions and joint ventures. Except as noted below, none of these discussions proceeded beyond the exploratory phase due to the misalignment of the goals of WPCS and the counterparty and/or WPCS’s conclusion that the opportunity would not result in the enhancement of WPCS stockholder value. During this process, management reviewed the tax rules applicable to the use of net operating loss carry forwards (NOLs) in a merger transaction with its professionals and concluded that there would be significant restrictions on the potential utilization of the NOLs in light of the significant equity transactions entered into by WPCS from 2012 forward, and the likelihood that a merger candidate would be in a different line of business than the existing WPCS business. For these reasons, WPCS concluded that the ability to consummate a merger and preserve the NOLs was remote and did not give significant consideration to the impact of a combination on WPCS’s ability to use its NOLs.
Between 2015 and 2017, WPCS engaged in more extensive investigation, due diligence and negotiations with five companies with respect to a prospective business combination transaction: (i) a privately-held company in the audio-visual industry in 2015, which we refer to as Company A; (ii) a privately-held company in the video gaming industry in late 2015, which we refer to as Company B; (iii) a publicly-held company in the technology and telecommunications industry in the latter half of 2015 and into 2016, which we refer to as Company C; (iv) a privately-held company in the technology infrastructure industry in late 2016, which we refer to as Company D; and (v) a publicly-held company in the telecommunications infrastructure industry in late 2016, which we refer to as Company E. Each such opportunity was abandoned by WPCS or the counterparty for business related considerations, as follows: (i) Company A initially determined to pursue a traditional initial public offering of its securities and when that failed and it reengaged with WPCS Company A’s financial condition had significantly deteriorated making it undesirable; (ii) Company B both showed no ability to complete a financing necessary to complete a merger and would not agree to a relative equity split that WPCS believed fair; (iii) Company C decided to pursue a large private company acquisition and uplist to NASDAQ on its own, rather than pursuing a transaction with WPCS; (iv) WPCS determined that the DropCar transaction provided a better value proposition to WPCS’s stockholders and it terminated discussions with Company D; and (v) Company E terminated discussions with WPCS after it received approval for uplisting to the NASDAQ Stock Market.
On January 15, 2017, the DropCar opportunity was introduced to WPCS’ management by Michael Hartstein, an investment banker with Palladium Capital Advisors (“Palladium”), through the delivery to Mr. Giordano of a DropCar PowerPoint presentation and related materials. Palladium had acted as placement agent in connection with the Series H-2 private placement financing consummated by WPCS in December 2016. Mr. Hartstein presented the opportunity following a meeting on January 10, 2017 with representatives of Alpha, the lead investor in the December 2016 WPCS private placement, Brio Capital Master Fund (“Brio”), another investor in the December 2016 private placement, Mr. Hartstein and Mr. Giordano in Alpha’s offices. During that meeting, the parties discussed how to further enhance WPCS’ stockholder value. During this discussion, Mr. Hartstein, representatives of Alpha and representatives of Brio asked Mr. Giordano if WPCS would consider merger opportunities not directly synergistic with WPCS’s existing business. Mr. Giordano indicated that the WPCS Board would consider both synergistic and non-synergistic opportunities in its ongoing initiative to enhance stockholder values.
Upon receipt, Mr. Giordano reviewed the DropCar materials and expressed interest in learning more about the DropCar opportunity. A mutual non-disclosure agreement was executed and exchanged on January 19, 2017 in advance of a meeting on that date among Mr. Giordano, Mr. Hartstein and Spencer Richardson, DropCar’s chief executive officer. The meeting, which was the first introduction of senior management of both companies, included both sides providing an update on their respective businesses and strategic plans. At the conclusion of the meeting, both parties expressed interest in pursuing a possible business combination transaction and Mr. Hartstein indicated that he would provide WPCS with an outline of a term sheet for a proposed merger transaction.
On January 24, 2017, Mr. Giordano received a proposed term sheet for a merger of DropCar into WPCS from Mr. Hartstein. Mr. Giordano requested DropCar financial statements and financial forecasts from Mr. Hartstein to facilitate WPCS’s review and analysis of the terms proposed, which he received on January 27, 2017. Over the ensuing days, Mr. Giordano asked questions and received responses from Mr. Hartstein with respect to the DropCar financial projections.
Following review by WPCS’s then legal counsel, on February 3, 2017, a marked draft of the term sheet was provided by Mr. Giordano to Mr. Hartstein. Between February 3rd and 6th, there were ongoing exchanges between WPCS and DropCar relating to the DropCar financial projections. A face-to-face follow-up meeting was scheduled for February 13, 2017 to further discuss the DropCar business plan and related financial projections.
On February 13, 2017, Mr. Giordano and WPCS’ financial advisor met with DropCar’s senior management and Mr. Hartstein. In advance of the meeting, on February 12, 2017, DropCar had provided WPCS with a set of updated financial projections, the review and analysis of which was the focus of the meeting.
On February 16, 2017, Mr. Giordano convened a telephonic conference call with the members of the WPCS Board during which he updated them on the status of strategic initiatives, including the DropCar opportunity. The WPCS Board encouraged Mr. Giordano to continue his discussions with DropCar and pursue the execution of a non-binding letter of intent (“LOI”).
Between February 17, 2017 and February 22, 2017, ongoing exchanges of drafts of the LOI and related negotiations ensued culminating in the execution and exchange of a LOI on February 22, 2017. That LOI contemplated an 87.5%/12.5% equity split post-merger among DropCar and WPCS security holders, respectively.

During the two months following the execution of the LOI, each party provided the other party with extensive due diligence requests and each party populated a data room to facilitate the other party’s due diligence investigation. Numerous exchanges occurred between the parties seeking clarifications and incremental information.
On April 25, 2017, Mr. Giordano received an initial draft of the merger agreement, prepared by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”), counsel to DropCar, from Mr. Hartstein.
On April 28, 2017, the WPCS Board established a special committee of the Board (the “Special Committee”), comprised of Charles Benton, Edward Gildea and Joshua Silverman, each independent members of the WPCS Board, to oversee the proposed merger transaction with DropCar. In addition, WPCS engaged Morse, Zelnick, Rose and Lander, LLP (“MZRL”) as its new corporate counsel.
On May 3, 2017, an initial meeting of the Special Committee was telephonically convened with all members present together with representatives of MZRL. The agenda addressed, among other items: (i) the role of the Special Committee and operating protocol; (ii) an overview of the proposed transaction and a projected timeline; (iii) key issues including valuation, scope of representations and warranties, treatment of options, tail insurance coverages and deal certainty; (iv) the advisability of obtaining a fairness opinion; and (v) matters related to the WPCS NASDAQ Capital Market listing.
On May 5, 2017, representatives of Mintz and MZRL held a conference call to discuss numerous aspects of the proposed merger transaction including the prospects for continuation of the WPCS NASDAQ Capital Market listing of its common stock through the pendency of the transaction and following the consummation of the Merger.
On May 12, 2017, a meeting of the Special Committee was telephonically convened with all members present together with representatives of MZRL. The agenda addressed, among other items: (i) an update on the proposed transaction and deal activity including due diligence initiatives; (ii) key merger agreement terms, including valuation, indemnification, working capital thresholds, fiduciary outs, closing conditions termination rights and related break-up fees and support and lock-up agreements; (iii) fairness opinion matters; and (iii) NASDAQ listing and related merger financing matters. MZRL took guidance from the Special Committee on numerous issues related to its review and revision of the merger agreement.
On May 16, 2017, a “kick-off meeting” was held at the office of Mintz with representatives of Mintz and MZRL present together with senior management of both WPCS and DropCar and Mr. Hartstein. Mr. Richardson and Mr. Newman, DropCar’s chief executive officer and chief business development officer, respectively, provided a detailed presentation on the DropCar business and business plan and prospects which led to extensive question and discussions. Incrementally, certain business considerations with respect to the merger terms were touched upon.
Throughout May and June, 2017, each party continued to conduct its respective due diligence investigation on the other party.
On May 22, 2017, MZRL provided Mintz with a revised draft of the merger agreement which addressed numerous items previously discussed and other general comments on the form of agreement previously presented, including WPCS’s cash position as of the closing date of the Merger, the elimination of DropCar fiduciary-out and the treatment of WPCS’s outstanding stock options.
On May 23, 2017, a due diligence meeting was held at the offices of DropCar among WPCS’s chief executive officer and chief financial officer and DropCar’s chief executive officer and chief business and development officer.
On June 5, 2017, after evaluating several proposals, the Special Committee retained the services of Gordian Investments, LLC (“Gordian”) to render a fairness opinion with respect to the proposed merger transaction. Throughout June, Gordian held diligence meetings with members of management of each of DropCar and WPCS.
On June 6, 2017, a meeting of the Special Committee was telephonically convened with all members present together with representatives of MZRL. The agenda addressed, among other items: (i) an update on deal activity including due diligence initiatives, the status of the Merger Agreement and ancillary documents including support agreements and lock-up agreements and the DropCar December 31, 2016 audit; (ii) the retention of Gordian as bankers to render a fairness opinion; (iii) cash flow, transaction expenses and closing cash requirement matters; (iv) internal communication plans and strategies; and (v) merger agreement open issues including the advisability of a DropCar fiduciary out, WPCS closing cash requirements, the treatment of outstanding WPCS options and break-up fees. MZRL took guidance from the Special Committee on numerous issues related to its review and revision of the current draft of the Merger Agreement.
Following the June 6, 2017 Special Committee meeting, there were multiple conference calls and other exchanges between Mintz and MZRL addressing outstanding issues, including the proposed terms of the Merger Financing, the determination of the Exchange Ratio, the entry into lock-up agreements, the treatment of WPCS’s outstanding stock options, WPCS’s cash position as of the closing date of the Merger and certain termination rights. Simultaneously, meetings were held between DropCar and WPCS management to review updated DropCar financial projections that WPCS was relying upon in its assessment of the relative valuation of the two companies. Also, WPCS management went through numerous analysis of WPCS’ projected closing date cash position on a roll-forward basis and projected transaction expenses, both as they impacted WPCS net cash at closing and therefore the final equity split between the stockholders of WPCS and DropCar. In evaluating strategic options, DropCar’s management and financial advisors deemed any transaction resulting in a post-closing and financing value on DropCar’s business below $60 million as unattractive due to its growing subscription rate and its overall view of the consumer and enterprise subscriptions industry. Based on WPCS’s expected cash position as of the closing of a merger, business prospects, market value of outstanding shares and Nasdaq listing, DropCar ascribed an overall value to WPCS of  $8 million – $9 million. At this valuation ($68 million in the aggregate), WPCS represented approximately 12.5% of the aggregate value of the combined entity. Over the ensuing months, the parties engaged in protracted negotiations over, among other things, the relative values of the two companies. Ultimately, the parties agreed to assign a value to DropCar of approximately $50 million. At that level, the value of WPCS represented approximately 15% of the combined entity. Based upon these exchanges, the 85/15 equity split was agreed to in principle. On June 22, 2017, Mintz provided MZRL with a revised draft of the Merger Agreement which included, among other changes, the agreed upon 85/15 equity split terms.
On July 5, 2017, the Special Committee held a meeting to discuss the revised draft of the Merger Agreement, including items related to financing, WPCS cash requirements, lock-up agreements, treatment of WPCS options and timing considerations. Following this meeting, representatives of MZRL provided a high-level “open-issues” list to representatives of Mintz, which Mintz responded to on July 9, 2017. As a result, an all-hands-on meeting was scheduled to be held in Mintz’s offices on July 17, 2017.
On July 17, 2017, a meeting was held at Mintz’s offices. In attendance for WPCS were its chief executive officer and chief financial officer, the three members of the Special Committee and representatives of MZRL; in attendance for DropCar were its chief executive officer, its chief business and development officer, Mr. Hartstein and representatives of Mintz. Mr. Gildea, a member of the Special Committee was designated as the WPCS spokesperson for the meeting. The meeting agenda first confirmed the points that had been agreed upon pursuant to the recent exchanges between Mintz and MZRL and next turned to open issues, including: (i) the post-merger WPCS Board composition; (ii) the terms of proposed lock-up agreements post-merger; (iii) the treatment of stock options; (iv) break-up fees and expense reimbursements; and (v) the allocation of equity. At the meeting, agreement was reached on (i) the post-merger WPCS Board composition; and (ii) the lock-up agreement terms; and (iii) break-up fees and expense reimbursements. DropCar reserved on the equity allocation and WPCS stock option issues and agreed to imminently provide WPCS with a final proposal on these points.
On July 19, 2017, Mr. Hartstein emailed representatives of MZRL and WPCS a proposed revised cap-structure on behalf of DropCar. The revised proposal addressed WPCS’s managements concern regarding how certain outstanding WPCS options would be treated post-merger. It also reflected the 85%/15% post-merger equity allocation between DropCar and WPCS securityholders.
On July 20, 2017, the parties agreed to the revised cap-table proposal and formally accepted the proposed changes related to the treatment of WPCS options.

Between July 23, 2017 and August 10, 2017, Mintz and MZRL exchanged drafts of the merger agreement reflecting the updated terms agreed to. Ongoing negotiations ensued on the WPCS Net Cash requirement at the closing and the amount of capital that DropCar was required to raise in advance of the closing of the Merger, as well as the treatment of the DropCar Warrants.
On August 3, 2017, a meeting of the Special Committee was telephonically convened with all members present together with representatives of MZRL. The agenda addressed, among other items: (i) an update on deal activity including due diligence initiatives, the preparation of the respective parties’ disclosure schedules and the status of the DropCar June 30, 2017 interim financial statements; (ii) open issues on the Merger Agreement including the threshold amount of the Merger Financing, the treatment of the DropCar Warrants and the allocation of transactional expenses; (iii) an update on the status of the Gordian analysis and fairness opinion; (iv) an analysis of WPCS cash flow and related closing cash requirement matters; and (v) transactional timing considerations. MZRL took guidance from the Special Committee on numerous issues related to its review and revision of the current draft of the Merger Agreement.
Between August 15, 2017 and August 17, 2017, representatives of MZRL provided revised drafts of the Merger Agreement to Mintz which included agreed upon terms with respect to both the WPCS Net Cash requirement at the closing and the amount of capital that DropCar was required to raise in advance of the closing of the Merger. On August 17, 2017, agreement in principal was reached on the proposed final form of Merger Agreement.
On August 20, 2017, an update call was held among all members of the WPCS Board and representatives of MZRL. The WPCS Board was advised that the Merger Agreement was in substantially final form for submission to the Special Committee and the WPCS Board for consideration and approval. Representatives of MZRL further advised the WPCS Board that WPCS would need to impose a “black-out” period under the registration statements covering the securities issued in the H-1, H-2 and H-3 private placement financings until an S-4 registration statement with respect to the Merger was filed with the SEC, which would expose WPCS to specified liquidated damages as well as potentially indeterminable damages under the registration rights agreements entered into in connection with the private placement financings. The WPCS Board directed representatives of MZRL to enter into negotiations with representatives of the respective equity holders to minimize WPCS’s exposure.
Between August 21, 2017 and August 31, 2017, representatives of MZRL negotiated a waiver agreement with the representatives of the H-1, H-2 and H-3 investors limiting WPCS exposure for “non-registration” to $31,000 for the period through October 11, 2017, the date specified in the Merger Agreement for the filing of the S-4 registration statement.
On August 14, 2017, August 18, 2017 and September 1, 2017, packages were provided to all members of the WPCS Board containing the Merger Agreement and related agreements, the Gordian presentation and the proposed form of Gordian fairness opinion, together with related information for review by the members of the WPCS Board.
On September 5, 2017, the Special Committee held a telephonic meeting which was attended by all members of the Special Committee, WPCS’s chief executive officer and chief financial officer, representatives of Gordian and representatives of MZRL. The steps taken by the Special Committee to ensure a thorough review and consideration of the terms of the Merger Agreement, including retention of Gordian and MZRL were reviewed. Also at the meeting, representatives of MZRL reviewed with the Special Committee the terms of the Merger Agreement that had been circulated to the Special Committee in advance of the meeting. Representatives of MZRL also reviewed with the participants the final forms of the support agreement and lock-up agreement to be entered into by the directors and officers and certain significant stockholders of DropCar. The Special Committee then engaged in a discussion of the terms of the Merger Agreement and the other transaction documents and asked questions of the representatives of MZRL regarding the Merger Agreement, which were answered during MZRL’s presentation. Representatives of MZRL reviewed with the Special Committee the Special Committee’s fiduciary duties under Delaware law in connection with the consideration of the Merger Agreement and the transactions contemplated therein. Representatives of Gordian then reviewed its final valuation analysis and fairness opinion as circulated to the Special Committee in advance of the meeting and delivered its oral opinion (subsequently confirmed in writing and attached hereto as Annex E) to the effect that, as of the date of the meeting, and based upon and subject to the considerations, limitations and other matters set forth in its written opinion, the Exchange Ratio was fair, from a financial point of view, to WPCS stockholders. During the presentations, members of the Special Committee asked questions and discussed the revised terms of the Merger Agreement and Gordian’s valuation analysis and fairness opinion. After these presentations and discussions, the Special Committee determined that the Merger Agreement and the transactions contemplated thereby maximized value for WPCS stockholders as compared to the other transactions that had been presented and unanimously agreed that the Special Committee recommend approval of the Merger Agreement and the transactions contemplated thereby to the WPCS Board.
On September 5, 2017, following the Special Committee meeting, the WPCS Board held a telephonic meeting which was attended by all members of the WPCS Board, members of WPCS’ management, representatives of Gordian and representatives of MZRL. At the meeting, the steps taken by the Special Committee to ensure a thorough review and consideration of the terms of the Merger Agreement, including retention of Gordian and MZRL were reviewed. Also at the meeting, representatives of MZRL reviewed with the WPCS Board the revised terms of the Merger Agreement that had been circulated to the WPCS Board in advance of the meeting. Representatives of MZRL also reviewed with the participants the final forms of the support agreement and lock-up agreement to be entered into by the directors and officers and certain significant stockholders of DropCar. The WPCS Board then engaged in a discussion of the terms of the Merger Agreement and the other transaction documents and asked questions of the representatives of MZRL regarding the Merger Agreement, which were answered during MZRL’s presentation. Representatives of MZRL reviewed with the WPCS Board the WPCS Board’s fiduciary duties under Delaware law in connection with the consideration of the Merger Agreement and the transactions contemplated thereby. Representatives of MZRL advised the Board that at its meeting earlier that day the Special Committee had unanimously approved recommending approval of the Merger Agreement and the transactions contemplated thereby to the WPCS Board. Representatives of Gordian then reviewed its final valuation analysis and fairness opinion as circulated to the WPCS Board in advance of the meeting and delivered its oral opinion (subsequently confirmed in writing and attached hereto as Annex E) to the effect that, as of the date of the meeting, and based upon and subject to the considerations, limitations and other matters set forth in its written opinion, the Exchange Ratio was fair, from a financial point of view, to WPCS stockholders. During the presentations, members of the WPCS Board asked questions and discussed the revised terms of the Merger Agreement and Gordian’s valuation analysis and fairness opinion. After these presentations and discussions, representatives of MZRL reviewed with the WPCS Board the proposed resolutions that had been provided to the WPCS Board in advance of the meeting. Following review and discussion amongst the participants, the WPCS Board (i) determined that the transactions contemplated by the Merger Agreement, including the Merger and the issuance of shares of WPCS common stock to DropCar stockholders pursuant to the Merger Agreement were fair to, advisable and in the best interest of WPCS and WPCS stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated therein, including the Merger and the issuance of shares of WPCS common stock to DropCar stockholders, and (iii) determined to recommend, upon the terms and subject to the conditions of the Merger Agreement, that WPCS stockholders vote to approve the Merger Agreement and the transactions contemplated therein, including the Merger and the issuance of shares of WPCS common stock to DropCar stockholders and, if deemed necessary, the Reverse Stock Split. Following the meeting, the Merger Agreement and related documents were executed and delivered in escrow by WPCS, DropCar and the other applicable parties.
On September 6, 2017, all signatures were released from escrow. Following execution of the Merger Agreement, WPCS and DropCar issued a joint press release announcing the execution of the Merger Agreement and the related documents prior to the open of trading of shares of WPCS common stock on September 6, 2017.
On October 5, 2017, representatives from Mintz and MZRL had a telephone conversation to discuss the need for an amendment to the Merger Agreement to correct a scrivener’s error regarding the percentage of merger consideration to be allocated to Alpha in connection with Alpha’s agreement to fund the Merger Financing.

On October 10, 2017, all parties signed Amendment No. 1 to the Merger Agreement to correct a scrivener’s error regarding the percentage of merger consideration to be allocated to Alpha in connection with Alpha’s agreement to fund the Merger Financing.
On November 21, 2017, all parties signed Amendment No. 2 to the Merger Agreement to increase the size of the board of directors of the combined company.
At or about the time the parties executed and delivered Amendment No. 2 to the Merger Agreement, Palladium, on behalf of DropCar, initiated discussions with WPCS with respect to the Merger Financing. Since the Merger Financing is a condition to the closing of the Merger that DropCar must fulfill, and since any cash proceeds received by WPCS from the exercise of outstanding WPCS Warrants are credited towards the Merger Financing, DropCar proposed that WPCS offer the holders of its Series H-1 Warrants (covering 1,217,861 shares of WPCS common stock with an original exercise price of  $1.66 per share) a fifteen (15) trading day period to exercise the Series H-1 Warrants for cash at a reduced price equal to the closing price of a share of WPCS common stock on the date prior to the date when the offer is accepted. In addition, if more than half the Series H-1 Warrants are exercised by such date, WPCS would issue to the holders exercising their Series H-1 Warrants new warrants to replace the Series H-1 Warrants that were exercised. The replacement warrants will be substantially identical to the Series H-1 Warrants that were exercised except in the following respects: (i) the expiration date of the replacement warrants would be seven (7) years from the date of issuance; (ii) the replacement warrants would have more limited cashless exercise rights than the Series H-1 Warrants; and (iii) WPCS’ obligation to register the resale of the shares issuable upon exercise of the replacement warrants will be deferred. The replacement warrants would have a per share exercise price equal to the closing price of a share of WPCS common stock on the date WPCS becomes obligated to issue the replacement warrants. Finally, the holders of the Series H-1 Warrants have entered into an irrevocable agreement with Alpha pursuant to which they have agreed to sell to Alpha any Series H-1 Warrants that are unexercised as of the End Date (the foregoing proposal is referred to herein as the ‘‘WPCS Series H-1 Repricing Proposal.”) WPCS agreed to the WPCS Series H-1 Warrant Repricing Proposal subject to increasing the share of the combined entity’s equity allocable to the WPCS stockholders to 16.01% from 15.0%. On December 4, 2017, the parties to the Merger Agreement executed and delivered Amendment No. 3 to the Merger Agreement reflecting the equity reallocation. Immediately thereafter, WPCS extended the Series H-1 Warrant Repricing Proposal to the holders of the Series H-1 Warrants, which they accepted on December 5, 2017. As a result, the Series H-1 Warrant exercise price was reset to $1.21 per share if exercised for cash during the reset period. If all the Series H-1 Warrants are exercised during the reset period, WPCS will realize gross proceeds of approximately $1,474,000, which will be credited against the Merger Financing.
WPCS Reasons for the Merger
The WPCS Board considered the following factors in reaching its conclusion to approve and adopt the Merger Agreement and the transactions contemplated thereby and to recommend that the WPCS stockholders approve the Merger, adopt the Merger Agreement and other transactions contemplated by the Merger Agreement, including the issuance of shares of WPCS common stock in the Merger and the business combination with DropCar:
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The WPCS Board believes, based in part on the judgment, advice and analysis of WPCS management with respect to the potential strategic, financial and operational benefits of the Merger (which judgment, advice and analysis was informed in part on the business, technical, financial, accounting and legal due diligence investigation performed with respect to DropCar), that:

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the combined company will be led by an experienced senior management team from DropCar and a board of directors, a majority of whose members will be designated by DropCar; and

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consummation of the Merger is conditioned on DropCar raising up to $5.0 million, but not less than $4.0 million, prior to the closing of the Merger, which is expected to provide sufficient capital to advance DropCar’s strategic plan.

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DropCar has the potential, if successful, to create value for the stockholders of the combined company and present the combined company with additional fund-raising opportunities in the future.

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The WPCS Board also reviewed with the management of WPCS the current plans of DropCar for continuing to expand its business to confirm the likelihood that the combined company would possess sufficient financial resources to allow management to continue to operate and maintain the Suisun City Operations while at the same time focus on the continued development of DropCar’s product and service offerings and expansion into new markets.

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The WPCS Board also considered the possibility that that combined company would be able to take advantage of the potential benefits resulting from the combination of WPCS and DropCar to raise additional funds in the future.

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The WPCS Board considered the opportunity, as a result of the Merger, for WPCS stockholders to participate in the potential value that may result from development of the DropCar business and the potential increase in value of the combined company following the Merger.

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The WPCS Board considered the opinion of Gordian delivered to the WPCS Board (in its capacity as such) that, as of September 5, 2017 and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in the opinion, that the Merger was fair to the WPCS stockholders from a financial point of view, as more fully described below under the section titled “The Merger — Opinion of WPCS’s Financial Advisor.”

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The WPCS Board also reviewed various factors impacting the financial condition, results of operations and prospects for WPCS, including:

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the strategic alternatives of WPCS to the Merger, including potential transactions that could have resulted from discussions that WPCS management conducted with other potential merger partners;

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the consequences of current market conditions, WPCS’ current liquidity position, its depressed stock price and continuing net operating losses, and the likelihood that the resulting circumstances of WPCS would not change for the benefit of the WPCS stockholders in the foreseeable future on a stand-alone basis;

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the risks of continuing to operate WPCS on a stand-alone basis, including the need to continue to support its current business with insufficient capital resources; and

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WPCS management’s belief that it would be difficult to obtain additional equity or debt financing on acceptable terms, if at all.

The WPCS Board also reviewed the terms and conditions of the proposed Merger Agreement and associated transactions, as well as the safeguards and protective provisions included therein intended to mitigate risks, including:
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the Exchange Ratio used to establish the number of shares of WPCS common stock to be issued in the Merger, and the expected relative percentage ownership of WPCS stockholders and DropCar stockholders immediately following the completion of the Merger;

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the amount of the Merger Financing to be consummated by DropCar immediately prior or simultaneously with the Merger and the fact that it will be included in DropCar’s 83.99% allocation percentage;

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the limited number and nature of the conditions to the DropCar obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

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the respective rights of, and limitations on, WPCS and DropCar under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should WPCS or DropCar receive a superior competing proposal;

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the reasonableness of the potential termination fee of  $250,000 or expense reimbursements of up to $125,000, which could become payable by either WPCS or DropCar if the Merger Agreement is terminated in certain circumstances;

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the support agreements, pursuant to which certain directors, officers and affiliated stockholders of DropCar agreed, solely in their capacity as stockholders, to vote all their shares of DropCar capital stock in favor of adoption of the Merger Agreement;

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the agreement of DropCar to provide the DropCar Stockholder Consent within two (2) business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, becoming effective; and

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the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In its deliberations relating to the Merger, the WPCS Board also considered a variety of risks and other countervailing factors related to the Merger, including:
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the $250,000 termination fee or expense reimbursements of up to $125,000 that may be payable by WPCS to DropCar upon the occurrence of certain events, and the potential effect of such termination fee or reimbursement of transaction expenses in deterring other potential acquirors from proposing a competing transaction that may be more advantageous to WPCS stockholders;

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the substantial expenses to be incurred in connection with the Merger;

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the possible volatility, at least in the short term, of the trading price of the WPCS common stock resulting from the Merger announcement;

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the risk that the Merger might not be consummated in a timely manner, or at all, and the potential adverse effect of the public announcement of the Merger or on the delay or failure to complete the Merger on the reputation of WPCS;

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the risk to WPCS’ business, operations and financial results in the event the Merger is not consummated;

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the strategic direction of the continuing entity following the completion of the Merger, which will be determined by a board of directors, a majority of which will be designated by DropCar;

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the fact that the Merger would give rise to substantial limitations on the utilization of WPCS’ net operating loss carry-forwards; and

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various other risks associated with the combined company and the Merger, including those described in the section titled “Risk Factors” in this proxy statement/prospectus/information statement.

The foregoing information and factors considered by the WPCS Board are not intended to be exhaustive, but are believed to include all the material factors considered by the WPCS Board. In view of the wide variety of factors considered in its evaluation of the Merger and the complexity of these matters, the WPCS Board did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the WPCS Board may have given different weight to different factors. The WPCS Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the WPCS management team and the legal and financial advisors of WPCS, and considered the factors overall to be favorable to, and to support, its determination.
DropCar Reasons for the Merger
The following discussion sets forth material factors considered by the DropCar Board in reaching its determination to authorize the Merger Agreement and approve the Merger; however, it may not include all of the factors considered by the DropCar Board. In light of the number and wide variety of factors considered in connection with its evaluation of the Merger Agreement and the Merger, the DropCar Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The DropCar Board viewed its position and determinations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors.

In the course of reaching its decision to approve the Merger, DropCar’s Board consulted with DropCar’s senior management, financial and tax advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others:
•
historical and current information concerning DropCar’s business, including its financial performance and condition, operations, management and competitive position;

•
the potential increased access to sources of capital and a broader range of investors to support the development of DropCar’s business following consummation of the transaction compared to if DropCar continued to operate as a privately held company;

•
the potential to provide its current securityholders with greater liquidity by owning stock in a public company;

•
the DropCar Board’s belief that no alternatives to the Merger were reasonably likely to create greater value for DropCar stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the DropCar Board;

•
the cash resources of the combined company expected to be available at the closing of the Merger relative to the anticipated burn rate of the combined company;

•
the availability of appraisal rights under the DGCL to holders of DropCar’s capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of DropCar capital stock as determined by the Delaware Court of Chancery;

•
the expectation that the Merger with WPCS would be a higher probability and more cost-effective means to access capital than other options considered by the DropCar Board, including additional private financings or an initial public offering;

•
the terms and conditions of the Merger Agreement, including, without limitation, the following:

•
the determination that the expected relative percentage ownership of WPCS’ stockholders and DropCar’s securityholders in the combined organization was appropriate based, in the judgment of the DropCar Board, on the DropCar Board’s assessment of the approximate valuations of WPCS (including the value of the net cash and the business that WPCS is expected to provide to the combined organization) and DropCar;

•
the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes;

•
the limited number and nature of the conditions of the obligation of WPCS to consummate the Merger;

•
the conclusion of the DropCar Board that the potential termination fee of  $250,000, and/or in some situations the reimbursement of certain transaction expenses incurred in connection with the Merger of up to $125,000, payable by WPCS or DropCar to the other party, and the circumstances when such fee may be payable, were reasonable; and

•
the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•
the fact that shares of WPCS common stock issued to DropCar securityholders will be registered on a Form S-4 registration statement and will become freely tradable for DropCar securityholders who are not affiliates of DropCar and who are not parties to lock-up agreements;

•
the support agreements, pursuant to which certain directors, officers and stockholders of WPCS and DropCar, respectively, have agreed, solely in their capacity as stockholders of WPCS and DropCar, respectively, to vote all of their shares of WPCS capital stock or DropCar capital stock in favor of the adoption or approval, respectively, of the Merger Agreement;

•
the ability to obtain a NASDAQ listing and the fact that WPCS will change its name to “DropCar, Inc.” upon the closing of the Merger;

•
the fact that the proposed Merger may enable certain stockholders of WPCS and DropCar to increase the value of their current shareholding; and

•
the likelihood that the Merger will be consummated on a timely basis.

The DropCar Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:
•
the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of DropCar and the ability of DropCar to obtain financing in the future in the event the Merger is not completed;

•
the determination by the DropCar Board that an exchange ratio that is not subject to adjustment based on trading prices is appropriate to determine relative percentage ownership of WPCS and DropCar securityholders;

•
the termination fee of  $250,000, and/or in some situations the reimbursement of certain transaction expenses incurred in connection with the Merger of up to $125,000, payable by DropCar to WPCS upon the occurrence of certain events, and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to the DropCar stockholders;

•
the risk that the Merger might not be consummated in a timely manner or at all;

•
the expenses to be incurred in connection with the Merger and related administrative challenges associated with combining the companies;

•
the additional expenses and obligations to which the DropCar business will be subject following the Merger that DropCar has not previously been subject to, and the operational changes to DropCar’s business, in each case that may result from being a public company;

•
the fact that the representations and warranties in the Merger Agreement do not survive the closing of the Merger and the potential risk of liabilities that may arise post-closing; and

•
various other risks associated with the combined organization and the Merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus/information statement.

The DropCar Board weighed the benefits, advantages and opportunities of a potential transaction against the uncertainties and risks described above, as well as the possible diversion of management attention for an extended period of time. After taking into account these and other factors, the DropCar Board approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Merger.
Opinion of WPCS Financial Advisor
Scope of the Assignment
In June 2017, the Special Committee of the WPCS Board engaged Gordian to provide a written opinion (the “Opinion”) to the Special Committee and the WPCS Board as to the fairness, from a financial point of view, of the Merger. At the September 5, 2017 meeting of the Special Committee and the WPCS Board, Gordian rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated September 5, 2017, to the Special Committee that, as of the date of such opinion, and based upon the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review set forth in its written opinion, the Merger is fair, from a financial point of view, to WPCS stockholders. The Gordian analysis and the Opinion do not take into account any changes to the terms of the Merger or any changes in the respective capitalization of WPCS and/or DropCar after September 5, 2017, including changes resulting from the WPCS Series H-1 Repricing Proposal.

The full text of Gordian’s written opinion, which sets forth the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken in connection with such opinion, is attached to this proxy statement/prospectus/information statement as Annex E and is incorporated by reference in its entirety to this proxy statement/prospectus/information statement.
Gordian’s opinion is for the information of the Special Committee and the WPCS Board in connection with its evaluation of the Merger, and does not constitute a recommendation to the Special Committee or the WPCS Board in connection with the Merger. Gordian’s opinion was not intended to be used for any other purpose without Gordian’s prior written consent in each instance, except as expressly provided for in the engagement letter between WPCS and Gordian. Gordian has consented to the use of Gordian’s opinion in this proxy statement/prospectus/information statement. Gordian’s opinion does not in any manner address the underlying business decision of WPCS or any other party to engage in the Merger, nor does it address the relative merits of the Merger as compared with any alternative business transaction or strategy. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this opinion is based. In addition, Gordian is not expressing any opinion as to the market price or value of the capital securities of any party to the Merger after announcement of the Merger. Gordian’s opinion did not constitute a recommendation to the WPCS Board or to any WPCS stockholder as to how such stockholder should vote with respect to the Merger or otherwise.
The following summary of Gordian’s opinion is qualified in its entirety by reference to the full text of such opinion.
For purposes of its opinion and in connection with its review, Gordian, among other things:
•
reviewed a draft of the Merger Agreement dated as of September 6, 2017, including without limitation the terms and conditions of the Merger;

•
reviewed and analyzed certain publicly available financial statements and reports regarding WPCS;

•
reviewed the reported prices and trading activity for WPCS common stock;

•
reviewed certain internal financial analyses, historical financials, financial forecasts, reports, operating performance and other information Gordian deemed relevant concerning WPCS and DropCar, all of which was provided to Gordian by or on behalf of the management of WPCS and DropCar;

•
held discussions with certain members of the management of WPCS and DropCar concerning the historical and current business operations, financial condition and prospects of WPCS and DropCar and such other matters Gordian deemed relevant;

•
analyzed certain financial, market and industry data, stock market and other publicly available information relating to the businesses of other companies whose operations Gordian considered relevant in evaluating those of WPCS and DropCar; and

•
conducted such other financial analyses, studies and investigations as Gordian deemed appropriate.

In its opinion, Gordian noted that WPCS stockholders will own approximately 15% of the issued and outstanding shares of WPCS common stock immediately following the Merger and that this ownership percentage (the ‘‘WPCS Allocation Percentage’’) is subject to adjustment in the event that WPCS Net Cash, as determined pursuant to the Merger Agreement, is less than $419,000. The Merger Agreement contains a provision for a financing (the “Merger Financing”) of  $4 million to $5 million prior to the closing of the Merger, which shall not change the WPCS Allocation Percentage. For purposes of Gordian’s opinion, WPCS management has advised Gordian and, with the consent of the Special Committee, Gordian assumed without independent verification that (i) WPCS Net Cash will be equal to or greater than $419,000, (ii) the WPCS Allocation Percentage will be 15%, (iii) the Merger Financing will be closed prior to the closing of the Merger, and (iv) no warrants will be issued as part of Merger Financing. Gordian expressly disclaims any opinion as to (i) the reasonableness of these assumptions, (ii) the amount of WPCS Net Cash, (iii) the final WPCS Allocation Percentage, or (iv) the closing of Merger Financing.
Gordian’s opinion was given in reliance on information and representations made or given by or on behalf of WPCS, as well as its officers, directors, auditors, counsel and other agents and representatives, and on filings, releases and other information issued by or on behalf of WPCS, including financial statements, financial projections and stock price data, as well as certain information from recognized independent sources. Gordian did not independently verify any of the information concerning WPCS which Gordian considered in its review and, for purposes of its opinion, Gordian assumed and relied upon the accuracy and completeness of all such information and data provided to it. Gordian expressed no opinion as to any financial projections or the assumptions on which they are based. Gordian did not conduct any independent valuation or appraisal or physical inspection of WPCS or any other assets or liabilities of WPCS or WPCS’s solvency, nor have any valuations or appraisals been provided to it. Gordian did not estimate, and expressed no opinion regarding, the liquidation value of any entity, business or assets. Gordian’s opinion should not be construed as a valuation opinion, credit rating, solvency opinion, liquidation value or analysis of the creditworthiness of WPCS, or otherwise as tax advice or accounting advice. Gordian assumed that the Merger is, in all respects, lawful under applicable law.
With regard to financial and all other information provided to Gordian relating to WPCS (including, without limitation, estimates, evaluations, projections and information related to general prospects), Gordian assumed, with WPCS’s consent, that such information has been reasonably prepared and reflect the best currently available information and good faith judgment of the persons furnishing the same. Gordian further relied on the assurances of management of WPCS that such persons are not aware of such information being inaccurate or misleading in any respect, or of any facts or circumstances that would make any of such information inaccurate or misleading in any respect. Gordian was not asked to and did not undertake an independent verification of any of such information and Gordian did not assume any responsibility or liability for the accuracy or completeness thereof.
With regard to financial and all other information provided to Gordian relating to DropCar (including, without limitation, estimates, evaluations, projections and information related to general prospects), Gordian assumed, with DropCar’s consent, that such information has been reasonably prepared and reflect the best currently available information and good faith judgment of the persons furnishing the same. Gordian further relied on the assurances of management of DropCar that such persons are not aware of such information being inaccurate or misleading in any respect, or of any facts or circumstances that would make any of such information inaccurate or misleading in any respect. Gordian was not been asked to and did not undertake an independent verification of any of such information and Gordian did not assume any responsibility or liability for the accuracy or completeness thereof.
Gordian’s opinion was based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of, and have been evaluated only as of, the date thereof. Gordian expressly disclaimed any undertaking or obligation to update its opinion or to advise any person of any change in any fact or matter affecting its opinion if it becomes aware after the date thereof. Gordian did not express any opinion as to what the value of WPCS common stock actually will be following the Merger or the price or range of prices at which WPCS common stock may be purchased or sold, or otherwise be transferable, at any time.
Gordian regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and securities transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. Gordian has not traded in the securities of WPCS and has no customer accounts that are trading in WPCS’s securities.
Gordian was selected by WPCS based on Gordian’s experience, expertise, reputation and familiarity with WPCS. The WPCS Board did not impose any limitations on Gordian with respect to the investigations made or procedures followed in rendering its opinion. Gordian’s opinion was approved by a fairness committee at Gordian in accordance with the requirements of FINRA Rule 5150.

WPCS paid Gordian a $21,250 fee upon execution of its engagement letter and an additional $21,250 fee 30 days after the execution of its engagement letter. WPCS has agreed to pay Gordian an additional fee of  $21,250 for rendering its opinion, due upon the delivery of Gordian’s written opinion. WPCS has also agreed to pay Gordian an additional fee of  $21,250 upon the earlier of closing of the Merger or six (6) months from the date of the execution of its engagement letter. In addition, WPCS agreed to indemnify Gordian for certain liabilities arising out of its engagement and agreed to reimburse Gordian for its expenses, including attorney’s fees and disbursements. In the two years prior to the date of its opinion, Gordian had not provided any services to WPCS or DropCar. Gordian may in the future provide investment banking and financial advisory services to WPCS, DropCar and their respective affiliates for which services Gordian would expect to receive customary fees.
Summary of Analyses
The following is a summary of the material financial analyses performed by Gordian in connection with reaching its opinion:
•
Comparable Company Analysis with respect to WPCS and DropCar;

•
Comparable Transaction Analysis with respect to WPCS;

•
Discounted Cash Flow Analysis with respect to WPCS and DropCar;

•
Pro Forma Ownership Analysis;

•
Relative Valuation Analysis; and

•
Pro Forma Valuation Analysis.

No Comparable Transaction Analysis with Respect to DropCar was performed due to the lack of comparable transactions in businesses similar to DropCar and regarding which valuation analysis is publicly-available.
The following summaries are not a comprehensive description of Gordian’s opinion or the analyses and examinations conducted by Gordian, and the preparation of an opinion necessarily is not susceptible to partial analysis or summary description. Gordian believes that such analyses and the following summaries must be considered as a whole and that selecting portions of such analyses and of the factors considered, without considering all such analyses and factors, would create an incomplete view of the process underlying the analyses. The order in which the analyses are described below does not represent the relative importance or weight given to the analyses by Gordian. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of Gordian’s analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the analyses.
In performing its analyses, Gordian made numerous assumptions with respect to industry performance and general business and economic conditions such as industry growth, inflation, interest rates and many other matters, many of which are beyond the control of WPCS, and Gordian. Any estimates contained in Gordian’s analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.
Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 5, 2017 and is not necessarily indicative of current market conditions.

Comparable Company Analysis with respect to WPCS
Gordian analyzed the public market statistics of certain other electrical wiring and electrical infrastructure installation companies deemed relevant by Gordian and examined various trading statistics and information relating to those companies. Gordian selected the companies below because their businesses and operating profiles are reasonably similar to WPCS. No selected company identified below is identical to WPCS. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of those selected companies. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected company data. Gordian selected the following companies for the analysis below:
Argan, Inc.
Ballantyne Strong, Inc
Dycom Industries, Inc.
MYR Group Inc.
TESSCO Technologies Incorporated.
Vicon Industries, Inc.
Gordian applied the mean and the median for certain valuation parameters to the historical and projected (as appropriate) financial results for WPCS. The results of the analysis are summarized as follows:
	Comparable Company Values		Comparable Company Values Applied to WPCS ($ in Millions)
	Mean	Median	Mean	Median
Enterprise Value to LTM Revenue	0.60x	0.44x	$12.0	$9.3
Enterprise Value to 2017 Revenue	0.53x	0.44x	$10.6	$9.1
Enterprise Value to NTM Revenue	0.53x	0.46x	$11.2	$0.0
Enterprise Value to 2018 Revenue	0.52x	0.46x	$11.0	$9.9
Enterprise Value to LTM EBITDA	17.8x	7.4x	NMF	NMF
Enterprise Value to 2017 EBITDA	6.0x	6.5x	NMF	NMF
Enterprise Value to NTM EBITDA	5.4x	5.3x	$4.2	$4.2
Enterprise Value to 2018 EBITDA	5.3x	5.2x	$3.9	$3.9
Comparable Company Values Applied to WPCS for Enterprise Value to LTM EBITDA and 2017 EBITDA were not calculated because the results would be negative.
Comparable Company Analysis with Respect to DropCar
Gordian analyzed the public market statistics of certain web, mobile, or app-based, and generally with a logistical component, technology companies deemed relevant by Gordian and examined various trading statistics and information relating to those companies. Gordian selected the companies below because their businesses and operating profiles are reasonably similar to DropCar. No selected company identified below is identical to DropCar. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of those selected companies. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected company data. Gordian selected the following companies for the analysis below:
Angie’s List, Inc.
The Descartes Systems Group Inc.
GrubHub Inc.
Ituran Location and Control Ltd.
Sabre Corporation

Gordian applied the mean and the median for certain valuation parameters to the historical and projected (as appropriate) financial results for DropCar. The results of the analysis are summarized as follows:
	Comparable Company Values		Comparable Company Values Applied to DropCar ($ in Millions)
	Mean	Median	Mean	Median
Enterprise Value to LTM Revenue	5.06x	3.08x	$6.8	$12.1
Enterprise Value to 2017 Revenue	4.64x	2.92x	$12.5	$20.6
Enterprise Value to NTM Revenue	4.60x	3.00x	$30.1	$46.8
Enterprise Value to 2018 Revenue	4.08x	2.73x	$53.5	$80.7
Enterprise Value to LTM EBITDA	21.7x	20.2x	NMF	NMF
Enterprise Value to 2017 EBITDA	15.9x	15.4x	NMF	NMF
Enterprise Value to NTM EBITDA	17.0x	20.1x	NMF	NMF
Enterprise Value to 2018 EBITDA	15.1x	18.6x	NMF	NMF
Comparable Transaction Analysis with Respect to WPCS
Gordian reviewed the financial terms of selected electrical wiring and electrical infrastructure installer acquisition transactions deemed relevant by Gordian announced since August 2013. The following transactions were reviewed by Gordian (in each case, the first named company was the acquirer and the second named company was the acquired company):
CSRA Inc.	NES Associates, LLC
Dycom Industries, Inc.	Texstar Enterprises, Inc.
Versar, Inc.	Johnson Controls Security Systems, LLC
Cemtrex, Inc.	Advanced Industrial Services, Inc.
MYR Group Inc.	E.S. Boulos Company, Inc.
Court Square Capital Partners	Pike Corporation
Star Construction, LLC	Watts Brothers Cable Construction, Inc.
Comfort Systems USA, Inc.	DynaTen Corporation
Electrical Construction Company	WPCS International - Seattle, Inc.
Primoris Services Corporation	Aevenia, Inc.
ForceField Energy Inc.	American Lighting
Power Corporation of America	C and C Power Line, Inc.
Gordian considered these selected electrical wiring and electrical infrastructure installer acquisition transactions to have acquired companies reasonably similar, but not identical, to WPCS. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions to which WPCS is being compared. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using selected transaction data.
For the selected transactions listed above, Gordian used publicly available financial information to determine the multiple of Enterprise Value to LTM Revenue and LTM EBITDA.

Gordian applied the mean and the median for these multiples to the historical financial results for WPCS. The results of the analysis are summarized as follows:
	Comparable Company Values		Comparable Company Values Applied to DropCar ($ in Millions)
	Mean	Median	Mean	Median
Enterprise Value to LTM Revenue	0.58x	0.51x	$10.4	$11.6
Enterprise Value to LTM EBITDA	6.00x	6.01x	NMF	NMF
Comparable Transaction Values Applied to WPCS for Enterprise Value to LTM EBITDA was not calculated because the results would be negative.
Discounted Cash Flow Analysis with Respect to WPCS
Gordian performed a discounted cash flow analysis on WPCS using projections developed by the management of WPCS for the last three quarters of the 2018 fiscal year through the 2023 fiscal year. The projections included assumptions, among others, of revenue growth of approximately 3.0% per year. Utilizing these projections, Gordian calculated a range of implied equity values for WPCS based upon the discounted net present value of the sum of the projected stream of unlevered free cash flows through April 30, 2022 and a projected terminal value at April 30, 2022. Gordian considered discount rates ranging from 12.0% to 14.0% (based on a weighted average cost of capital analysis) and perpetual growth rates ranging from 0% to 2%. The weighted average cost of capital was determined by the sum of  (a) the market value of equity as a percentage of the total market value of WPCSs capital multiplied by WPCS’s estimated cost of equity, and (b) the market value of debt as a percentage of the total market value of WPCS’s capital, multiplied by WPCS’s estimated after-tax market cost of debt. WPCS’s estimated cost of equity was calculated using the Capital Asset Pricing Model which took into account the risk free rate, betas of other relevant companies, and applicable size and risk premiums.
Utilizing the ranges of discount rates and growth rates, Gordian derived an implied equity valuation range of  $4.2 million to $4.7 million.
Discounted Cash Flow Analysis with Respect to DropCar
Gordian performed a discounted cash flow analysis on DropCar using projections developed by the management of DropCar for the last two quarters of the 2017 fiscal year through the 2020 fiscal year. Utilizing these projections, Gordian calculated a range of implied equity values for DropCar based upon the discounted net present value of the sum of the projected stream of unlevered free cash flows through December 31, 2020 and a projected terminal value at December 31, 2020. Gordian considered discount rates ranging from 20.0% to 26.0% (based on a weighted average cost of capital analysis) and perpetual growth rates ranging from 1.0% to 3.0%. The weighted average cost of capital was determined by the sum of (a) the market value of equity as a percentage of the total market value of DropCar’s capital multiplied by DropCar’s estimated cost of equity, and (b) the market value of debt as a percentage of the total market value of DropCar’s capital, multiplied by DropCar’s estimated after-tax market cost of debt. The Company’s estimated cost of equity was calculated using the Capital Asset Pricing Model which took into account the risk free rate, betas of other relevant companies, and applicable size and risk premiums.
Utilizing the ranges of discount rates and growth rates, Gordian derived an implied equity valuation range of  $31.3 million to $55.2 million.
Pro Forma Ownership Analysis
Based on information provided to it by WPCS and DropCar regarding their respective capitalization structures including shares of common stock outstanding and shares of common stock underlying issued preferred stock, options and warrants, Gordian estimated the pro forma ownership of current WPCS common and preferred stockholders following the completion of the Merger on a primary (including shares underlying outstanding preferred stock) basis and fully-diluted basis, and compared such estimates to the WPCS Allocation Percentage. The results of this analysis are summarized as follows:
Pro Forma Ownership of WPCS Stockholders
Primary	13.4%
WPCS Allocation Percentage	15.0%
Fully-Diluted	24.0%
Relative Valuation Analysis
Based on the Comparable Company Analysis with respect to WPCS and DropCar, Comparable Transaction Analysis with respect to WPCS and Discounted Cash Flow with respect to WPCS and DropCar, Gordian estimated equity value ranges for WPCS and DropCar as follows:
	Estimated Valuation ($ in Millions)
	Low	High
WPCS Equity Value	$4.7	$10.0
Company Equity Value	$30.0	$55.0
Based on the equity value ranges, Gordian calculated the implied WPCS pro forma ownership percentages. For the low end of the range, Gordian calculated the implied WPCS pro forma ownership based on the low end of the WPCS Equity Value range, the high end of DropCar Equity Value range and a total of  $5.0 million in cash from the $1.0 million bridge loan and $4.0 million Merger Financing. For the high end of the range, Gordian calculated the implied WPCS pro forma ownership based on the high end of the WPCS Equity Value range, the low end of DropCar Equity Value range and a total of  $5.0 million from the $1.0 million bridge loan and the $4.0 million Merger Financing.
The results of this analysis are summarized as follows:
	Low	High
Implied WPCS Pro Forma Ownership	7.3%	22.7%
Gordian compared the Implied WPCS Pro Forma Ownership percentages to its estimates of Pro Forma Ownership set forth above under Pro Forma Ownership Analysis
Pro Forma Valuation Analysis
Based on the equity value ranges, Gordian calculated the implied pro forma value of WPCS following the Merger. For the low end of the range, Gordian calculated the value based on the low end of the WPCS Equity Value range, the low end of DropCar Equity Value range and a total of  $5.0 million in cash from the $1.0 million bridge loan and $4.0 million Merger Financing. For the high end of the range, Gordian calculated the value based on the high end of the WPCS Equity Value range, the high end of DropCar Equity Value range and a total of  $5.0 million in cash from the $1.0 million bridge loan and $4.0 million Merger Financing. For the implied value of current WPCS common and preferred shares, Gordian applied the WPCS Allocation Percentage to the Implied WPCS Pro Forma Combined Value. For the recent market value of WPCS shares, Gordian used the value of WPCS shares of preferred stock equal to their underlying shares of common stock.
The results of this analysis are summarized as follows:
	($ in Millions)
	Low	High
Implied WPCS Pro Forma Combined Value	$39.7	$70.0
Implied value of current WPCS common and preferred shares	$6.0	$10.5
Recent Market value of WPCS shares (last three months)	$5.5	$7.5

Miscellaneous
This summary is not a complete description of Gordian’s opinion or the underlying analyses and factors considered in connection with Gordian’s opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Gordian believes that its analyses described above must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Gordian opinion. In arriving at its fairness determination, Gordian considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, it made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction in the analyses described above is identical to WPCS, DropCar or the Merger.
In conducting its analyses and arriving at its opinion, Gordian utilized a variety of valuation methods. The analyses were prepared solely for the purpose of enabling Gordian to provide its opinion to the WPCS Board as to the fairness, from a financial point of view, of the Merger to the WPCS stockholders, as of the date of the opinion, and do not purport to be an appraisal or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.
The terms of the Merger were determined through arm’s-length negotiations between WPCS and DropCar and were approved by the WPCS Board. The decision to enter into the Merger Agreement was solely that of the WPCS Board. Gordian did not recommend any specific consideration to WPCS or the WPCS Board, or that any specific amount or type of consideration constituted the only appropriate consideration for the Merger. As described above, the opinion of Gordian and its presentation to the WPCS Board were among a number of factors taken into consideration by the WPCS Board in making its determination to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.
Interests of the WPCS Directors and Executive Officers in the Merger
In considering the recommendation of the WPCS Board with respect to issuing shares of WPCS common stock as contemplated by the Merger Agreement and the other matters to be acted upon by WPCS stockholders at the Special Meeting, WPCS stockholders should be aware that certain members of the WPCS Board and certain executive officers of WPCS have interests in the Merger that may be different from, or in addition to, the interests of WPCS stockholders. These interests relate to or arise from the matters described below. The board of directors of each of WPCS and DropCar were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that the WPCS stockholders approve the WPCS proposals to be presented to the WPCS stockholders for consideration at the Special Meeting as contemplated by this proxy statement/prospectus/information statement, and that the DropCar stockholders sign and return the written consent as contemplated by this proxy statement/prospectus/information statement.
Employment Contracts, Termination of Employment and Change-In-Control Arrangements
WPCS has two corporate executive employees — Sebastian Giordano, chief executive officer, and David Allen, chief financial officer. Simultaneously with the consummation of the Merger both Mr. Giordano and Mr. Allen will resign from their respective positions as officers of WPCS. In addition, Robert Roller is the president of WPCS International — Suisun City, Inc., WPCS’ sole operating subsidiary. Mr. Roller’s at-will employment is expected to continue following the Merger.
Employment Agreement with Sebastian Giordano
The compensation arrangement of Sebastian Giordano, chief executive officer of WPCS, is set forth in a letter agreement, dated July 29, 2013, as amended on February 3, 2015. Pursuant to that amended agreement, effective as of January 1, 2015, Mr. Giordano is entitled to receive a base salary of  $180,000 per year. On April 6, 2015, September 29, 2015, April 28, 2016 and April 28, 2017, the WPCS Board granted Mr. Giordano additional options to purchase 50,000, 650,000, 150,000 and 100,000 shares of WPCS common stock, respectively, all of which are fully vested. In addition, on April 28, 2017, Mr. Giordano was granted options to purchase an additional 200,000 shares of WPCS common stock, which will fully vest upon a Change of Control event as explained in the Change of Control Agreements section below. From time to time, the WPCS Board has approved discretionary bonus payments to Mr. Giordano based upon various performance criteria. As such, Mr. Giordano earned and received bonuses of  $35,000 and $77,000 for the fiscal years ended April 30, 2016 and 2017, respectively.
Employment Arrangement with David Allen
Mr. Allen does not have an employment agreement. On April 6, 2015, September 29, 2015, April 28, 2016 and April 28, 2017, the WPCS Board granted Mr. Allen options to purchase 20,000, 325,000, 75,000 and 75,000 shares of WPCS common stock, respectively, all of which are fully vested. In addition, on April 28, 2017, Mr. Allen was granted options to purchase an additional 100,000 shares of WPCS common stock, which will fully vest upon a Change of Control event as explained in the Change of Control Agreements section below. From time to time, the WPCS Board has approved discretionary bonus payments to Mr. Allen based upon various performance criteria. As such, Mr. Allen has earned and received bonuses of  $20,000 and $20,000 for the fiscal years ended April 30, 2016 and 2017, respectively.
Employment Arrangement with Robert Roller
On February 27, 2017, WPCS sent Mr. Roller a “Notice of Non-Renewal of Employment Agreement and Transition to At-Will Employment” terminating his then existing employment agreement, which had been in place since April 1, 2012. Notwithstanding the foregoing, Mr. Roller’s salary, benefits, and vested stock options under equity compensation plans of WPCS remained unaffected. On April 24, 2014, August 6, 2015, September 29, 2015, April 28, 2016 and April 28, 2017, the WPCS Board granted Mr. Roller options to purchase 2,273, 7,500, 100,000, 75,000 and 75,000 shares of WPCS common stock, respectively, all of which are fully vested. In addition, on April 28, 2017, Mr. Roller was granted options to purchase an additional 100,000 shares of WPCS common stock and which would fully vest upon a Change of Control event as explained in the Change of Control Agreements section below. Mr. Roller is entitled to earn an annual bonus based the financial performance of the Suisun City Operations. As such, Mr. Roller has earned of  $100,000 and $55,000 during the fiscal years ended April 30, 2016 and 2017, respectively.
Change in Control Agreements
On September 29, 2015, WPCS entered into change of control agreements (the “Change of Control Agreements”) with Mr. Giordano and Mr. Allen. Each Change in Control Agreement has an initial term of four years and automatically extends for additional one-year periods thereafter, unless either party to the agreement notifies the other party of non-renewal no later than thirty (30) days prior to the upcoming expiration date. Under their agreements, Messrs. Giordano and Allen are entitled to payments of  $350,000 and $150,000, respectively, upon a “change in control” (as defined in their respective agreements) with respect to WPCS. The Merger would constitute a “change in control” under each agreement.
All payments under the Change in Control Agreements with Messrs. Giordano and Allen are contingent upon the respective officer’s execution and non-revocation of a general release of claims against WPCS. The agreements provide that, if necessary, payments will be reduced to the maximum amount payable without loss of a deduction under Section 280G of the Code.
On October 21, 2015, WPCS’s operating subsidiary, WPCS International — Suisun City, Inc., entered into a change in control agreement with Mr. Roller. This agreement has an initial term of two years and automatically extends for additional one-year periods at the expiration of the initial term and on each anniversary thereafter unless either party notifies the other party of non-renewal no later than thirty (30) days prior to such anniversary. Upon a change in control (as defined in the agreement) of WPCS or the Suisun City Operations, the agreement continues for a term of two years and then expires. The Merger would qualify as a “change in control” under the terms of this agreement.

Under his agreement, Mr. Roller is entitled to a severance payment of  $150,000 and unpaid compensation and benefits and unused vacation accrued through the date of termination, if he is terminated without cause or if he terminates for good reason within two years following a change in control of WPCS or the Suisun City Operations. The $150,000 severance payment under his agreement is contingent upon Mr. Roller’s execution and non-revocation of a general release of claims against the Suisun City Operations and its affiliates. His agreement provides that, if necessary, payments will be reduced to the maximum amount payable without loss of a deduction under Section 280G of the Code.
Named Executive Officer Compensation
The following table and the related footnotes present information about the compensation payable to WPCS’s named executive officers included in WPCS’s most recent filing under the Exchange Act that required disclosure pursuant to Item 402 of Regulation S-K. The compensation shown in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each named executive officer that is based on or otherwise relates to the Merger. The named executive officers are not entitled to any pension or non-qualified deferred compensation benefits enhancements or any tax reimbursements in connection with the Merger.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(4)	All Other Compensation ($)	Total ($)
Sebastian Giordano Chief Executive Officer(1)	2017	180,000	77,000	104,000	—	361,000
	2016	180,000	35,000	847,500	—	1,062,500

David Allen Chief Financial Officer(2)	2017	140,000	20,000	78,000	—	238,000
	2016	140,000	20,000	409,200	—	569,200

Robert Roller President of Suisun City Operations(3)	2017	170,000	55,000	78,000	—	303,000
	2016	170,000	100,000	180,575	—	419,575

(1)
Mr. Giordano served as Interim Chief Executive Officer from August 1, 2013 until April 25, 2016, at which time the interim label was removed from his title.

(2)
Mr. Allen has served as Chief Financial Officer since December 12, 2014.

(3)
Mr. Roller has served as President of the Suisun City Operations since January 30, 2012.

(4)
The dollar amounts in this column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions underlying the determination of fair value of the awards are set forth in Note 3 the financial statements included in this Annual Report on Form 10-K.

Ownership Interests
As of December 1, 2017, no director or executive officer of WPCS owned or controlled any outstanding shares of WPCS common stock. Nevertheless, certain WPCS directors and executive officers have entered into a Support Agreement with DropCar pursuant to which they have each agreed to vote any shares of WPCS common stock that they might own on the Record Date for the Special Meeting in favor of WPCS Proposal Nos. 1 through 5 and against any alternative or competing transaction. In addition, certain directors and executive officers of WPCS have entered into a Lock-Up Agreement with WPCS, which restricts their ability to sell, or engage in other transactions that would have the same economic effect as a sale, any shares of WPCS common stock that they own during the “restricted period” (generally, 180 days from the date the Merger is consummated.) For a more detailed discussion of the Support Agreements and the Lock-up Agreements, see the section titled “Agreements Related to the Merger — Support Agreements” and “— Lock-Up Agreements” in this proxy statement/prospectus/information statement.

Treatment of WPCS Stock Options
Under the Merger Agreement, all the outstanding options to purchase shares of WPCS common stock at the time of the Merger will remain outstanding and will not be affected by the Merger other than as set forth below. Thus, any restriction on the exercise of any WPCS option will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such options shall otherwise remain unchanged except as set forth below. WPCS has entered into an agreement with each of its executive officers and directors who have entered into a Lock-Up Agreement that effectively extends the exercise period of any option for a period ending on the later of  (i) eighteen (18) months following the end of the restricted period provided for in Lock-Up Agreement or (ii) three (3) months after separation from service; provided, however, that in no event may the option be exercised later than the expiration date stated in the Award Agreement. See the section titled “Agreements Related to the Merger — Tolling Agreements” and “— Lock-Up Agreements” in this proxy statement/prospectus/information statement.
Outstanding Equity Awards at Fiscal Year-End
The following table includes certain information with respect to all unexercised stock options and unvested shares of common stock outstanding owned by WPCS named executive officers as of April 30, 2017, the last day of WPCS’ most recent completed fiscal year.
Name	Number of Securities underlying Unexercised Options (#) Exercisable	Number of Securities underlying Unexercised Options (#) Unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option Exercise Price ($/Sh)	Option Expiration Date	Number of shares or units of stock that have not vested (#)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)	Market value of shares or units of stock that have not vested ($)
Sebastian Giordano	130	—		$60.06	4/24/2018
	11,364	—		$26.40	4/24/2019
	50,000	—		$1.19	8/6/2025
	650,000	—		$1.32	9/29/2025
	150,000	—		$1.26	4/28/2026
	100,000	—		$1.35	4/28/2027
			200,000(1)	$1.35	4/28/2027	200,000			$210,000
David Allen	20,000	—		$1.19	8/6/2025
	325,000	—		$1.32	9/29/2025
	75,000	—		$1.26	4/28/2026
	75,000	—		$1.35	4/28/2027
			100,000(1)	$1.35	4/28/2027	100,000			$105,000
Robert Roller	162	—		$13.20	11/15/2017
	2,273	—		$26.40	4/24/2019
	7,500	—		$1.19	8/6/2025
	100,000	—		$1.32	9/29/2025
	75,000	—		$1.26	4/28/2026
	75,000	—		$1.35	4/28/2027
			100,000(1)	$1.35	4/28/2027	100,000			$105,000

(1)
Stock options were granted under the Plan and will vest upon WPCS closing on a merger transaction or acquisition transaction on or before its next annual meeting of stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans
The following table sets forth information about the shares of WPCS common stock that may be issued upon the exercise of options granted under the Plan as of April 30, 2017:
Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
Equity compensation plan approved by security holders(1)	3,328,137	$1.32	330,954
Total	3,328,137	$1.32	330,954

(1)
WPCS established the Plan, which was amended and restated in September 2015, under which 3,659,091 shares of WPCS common stock were reserved for future grants. As of April 30, 2017, options to purchase 3,328,137 shares were outstanding under the Plan.

Director Compensation
The following table sets forth summary information concerning the total compensation earned by the non-employee directors during the year ended April 30, 2017 for services to the Company.
Name	Fees earned or paid in cash ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Charles Benton(2)	$30,000	$52,000	0	0	0	$82,000
Norm Dumbroff(2)	$24,000	$52,000	0	0	0	$76,000
Edward Gildea(2)	$24,000	$52,000	0	0	0	$76,000
Joshua Silverman(2)	$14,000	$52,000	0	0	0	$66,000
Jonathan Schechter	$2,000	$0	0	0	0	$2,000
Total	$94,000	$208,000	0	0	0	$302,000

(1)
The dollar amounts in this column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions underlying the determination of fair value of the awards are set forth in Note 3 the financial statements included in this Annual Report on Form 10-K.

(2)
At April 30, 2017: Mr. Benton beneficially owned options for an aggregate of 284,935 shares of common stock; Mr. Dumbroff beneficially owned options for an aggregate of 282,598 shares of common stock; Mr. Gildea beneficially owned options for an aggregate of 284,675 shares of common stock; and Mr. Silverman beneficially owned options for an aggregate of 50,000 shares of common stock.

Each director of WPCS is entitled to annual compensation of  $24,000 per year for his service on the WPCS Board. The chairperson of the Audit Committee of the WPCS Board is entitled to an additional $6,000 per year for his service.
Indemnification and Insurance for the WPCS Officers and Directors
Under the Merger Agreement, from the closing of the Merger through the sixth anniversary of the closing, WPCS and DropCar have agreed that all rights to indemnification, exculpation or advancement of expenses now existing in favor of, and all limitations on the personal liability of, each present and former director or officer, of WPCS or DropCar provided for in the respective organizational documents of DropCar and WPCS in effect as of September 6, 2017, shall continue to be honored and in full force and effect.

Under the Merger Agreement, the WPCS Charter and WPCS Bylaws following the Merger will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of each of WPCS and DropCar than are presently set forth in the certificate of incorporation and bylaws of WPCS and DropCar, as applicable, which provisions shall not be amended, modified or repealed for a period of six years’ time from the closing of the Merger in a manner that would materially and adversely affect the rights thereunder of individuals who, at or prior to the closing, were officers or directors of WPCS and DropCar.
The Merger Agreement also provides that WPCS shall purchase an insurance policy in effect for six years from the closing, providing at least the same coverage as the current directors’ and officers’ liability insurance policies maintained by DropCar and WPCS and containing terms and conditions that are not materially less favorable to current and former officers and directors of DropCar and WPCS.
Interests of the DropCar Directors and Executive Officers in the Merger
In considering the recommendation of the DropCar Board with respect to adopting the Merger Agreement, DropCar stockholders should be aware that certain members of the DropCar Board and certain executive officers of DropCar may have interests in the Merger that may be different from, or in addition to, the interests of DropCar’s stockholders. Each of the WPCS Board and the DropCar Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that the WPCS stockholders approve the proposals to be presented to WPCS stockholders for consideration at the Special Meeting as contemplated by this proxy statement/prospectus/information statement, and that DropCar stockholders sign and return the DropCar Stockholder Consent as contemplated by this proxy statement/prospectus/information statement.
Ownership Interests
Certain of DropCar’s directors and executive officers currently hold shares of DropCar capital stock. The table below sets forth the anticipated ownership of DropCar capital stock by DropCar’s directors and executive officers immediately prior to the consummation of the Merger based on their ownership of DropCar’s capital stock as of December 1, 2017.
Directors and Executive Officers	Number of Shares of DropCar Capital Stock Held Immediately Prior to the Closing of the Merger
Michael Spencer Richardson(1)	2,206,797
David Newman(2)	2,206,797
Solomon Mayer	—
Daniel Gelbtuch	—
Leandro Larroulet	—

(1)
Consists of 2,206,797 shares of common stock held by Mr. Richardson.

(2)
Consists of 2,206,797 shares of common stock held by Mr. Newman.

Financing Contingencies
Under the terms of the Merger Agreement, consummation of the Merger is conditioned on DropCar raising up to $5 million, but not less than $4 million, as is required to qualify for the listing of WPCS common stock on The NASDAQ Capital Market at the effective time of the Merger from the sale of its equity securities based on a $20 million to $25 million “pre-money” valuation of DropCar (the “Merger Financing”). If the proceeds from the Merger Financing are insufficient to qualify the WPCS common stock for listing on The NASDAQ Capital Market, the parties will cooperate and use their respective commercially reasonable efforts to raise such additional equity capital as is necessary to qualify the WPCS common stock for listing on The NASDAQ Capital Market (the “Additional Financing”). Cash proceeds from the exercise of WPCS Warrants subsequent to the date of the Merger Agreement will be counted towards the Merger Financing. However, if the warrant holder is an “Affiliate’’ with respect to WPCS or DropCar, such proceeds will be excluded before there is any determination if an Additional Financing is required. The securities sold in the Merger Financing are included in the DropCar allocation of equity. Any securities sold in the Additional Financing will be apportioned 16.01% to WPCS and 83.99% DropCar and the Exchange Ratio will be adjusted accordingly. From September 6, 2017 through December 1, 2017, WPCS received gross proceeds of approximately $1,325,000 from the exercise of outstanding WPCS Warrants. Assuming all the Series H-1 Warrants are exercised for cash pursuant to the WPCS Series H-1 Repricing Proposal, WPCS will receive an additional $1,474,000 of gross proceeds. The aggregate amount of gross proceeds received since September 6, 2017 from the exercise of WPCS Warrants (approximately $2.8 million if all the Series H-1 Warrants are exercised pursuant to the WPCS Series H-1 Repricing Proposal), will be credited against the Merger Financing and may be treated as raised from Affiliates if an Additional Financing is required.
On September 5, 2017, DropCar and Alpha, an affiliate of DropCar, entered into an agreement pursuant to which, among other things, Alpha agreed to fund the Merger Financing in exchange for an agreement to issue Alpha 18.58% of the Merger consideration; provided, however, that Alpha’s obligation shall be reduced dollar-for-dollar by any third-party investors investing in the Merger Financing but Alpha’s consideration for this commitment shall in no event be reduced to less than 7.5% of the Merger consideration.
Management Following the Merger
As described elsewhere in this proxy statement/prospectus/information statement, including in the section captioned “Management Following the Merger,” certain of DropCar’s directors and executive officers are expected to become the directors and executive officers of WPCS upon the closing of the Merger.
Employment Agreements
As described elsewhere in this joint proxy statement/prospectus/information statement, including in “Management Following the Merger — Executive Compensation — Employment Agreements and Potential Payments Upon Termination of Employment or Change in Control” beginning on page 175, DropCar’s executive officers are party to employment agreements which become effective only upon closing of the Merger.
Indemnification and Insurance
Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, WPCS, as the surviving corporation in the Merger, shall indemnify and hold harmless each person who is or has served as a director or officer of WPCS or DropCar against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of WPCS or DropCar, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation.
Under the Merger Agreement, the provisions of WPCS Charter and WPCS Bylaws following the Merger with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of WPCS shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of WPCS.
The Merger Agreement also provides that WPCS shall maintain directors’ and officers’ liability insurance policies commencing at the closing time of the Merger, on commercially available terms and conditions with coverage limits customary for U.S. public companies similar situated to WPCS.

Limitations on Liability and Indemnification
In addition to the indemnification required in the Merger Agreement, WPCS has entered into indemnification agreements with each of its directors and executive officers. These agreements provide for the indemnification of the directors and executive officers of WPCS for all reasonable expenses and liabilities incurred in any action or proceeding brought against them by reason of the fact that they are or were agents of WPCS. WPCS anticipates that the directors and officers of the combined company will enter into substantially similar agreements with the combined company, effective upon consummation of the Merger.
Form of the Merger
The Merger Agreement provides that at the Effective Time, Merger Sub will be merged with and into DropCar. Upon the consummation of the Merger, DropCar will continue as the surviving corporation and will be a wholly-owned subsidiary of WPCS.
After completion of the Merger, assuming WPCS Proposal No. 2 is approved by WPCS stockholders at the Special Meeting, WPCS will be renamed “DropCar, Inc.” and expects to trade on The NASDAQ Capital Market under the symbol “DCAR.”
Merger Consideration and Exchange Ratio
At the Effective Time, each outstanding share of DropCar capital stock will be converted into the right to receive that number of shares of WPCS common stock as determined pursuant to the Exchange Ratio described in more detail below. No fractional shares of WPCS common stock will be issued in the Merger. Instead, each DropCar stockholder who otherwise would be entitled to receive a fractional share of WPCS common stock (after aggregating all fractional shares of WPCS common stock issuable to such holder) will be entitled to receive an amount in cash representing such holder’s proportionate interest, if any, in the proceeds from the sale of the aggregated fractional shares by the exchange agent (reduced by any fees of the exchange agent attributable to such sale) at the then prevailing prices on The NASDAQ Capital Market.
The Exchange Ratio is calculated using a formula intended to allocate to existing DropCar securityholders (on a fully-diluted basis), a percentage of the combined company. Based on DropCar’s and WPCS’s capitalization as of September 6, 2017 and various other assumptions described below, the Exchange Ratio is estimated to be approximately 1.6454 shares of WPCS common stock subject to adjustment on account of  (i) the Reverse Stock Split, (ii) WPCS Net Cash (as defined in the Merger Agreement) at the time of the Merger being more or less than $419,000 and (iii) the number of shares of WPCS common stock issuable to DropCar’s advisors in connection with the Merger (Alpha and Palladium) is less than 7,385,395. Based on the current capitalization of WPCS and DropCar, immediately after the Merger, DropCar securityholders, including those who purchase securities in the Merger Financing (described in the attached proxy statement/prospectus/information statement), as well as certain DropCar advisors, will own 83.99% of the issued and outstanding shares of WPCS common stock and WPCS stockholders, including the holders of shares of WPCS common stock will own 16.01% of the issued and outstanding shares of WPCS common stock. These percentages give effect to (i) the number of shares of WPCS common stock actually issued and outstanding on September 6, 2017, the date the Merger Agreement was signed, (ii) an additional 411,992 shares of WPCS common stock that are deemed to be issued and outstanding, (iii) the conversion of all shares of WPCS convertible preferred stock actually issued and outstanding on September 6, 2017, (iv) the dilutive effect of options, actually issued and outstanding on September 6, 2017, to purchase shares of WPCS common stock under the Treasury Method using an assumed stock price of  $2.50 per share and (v) the issuance of 4,415,162 shares of WPCS common stock upon exercise of the WPCS Merger Warrants that will be issued in the Merger in exchange for the DropCar warrants. They do not give effect to the issuance of any shares of WPCS common stock issuable upon exercise of WPCS Warrants. The foregoing percentages also assume (i) that the proceeds of the Merger Financing will be sufficient to enable WPCS to qualify for re-listing on The NASDAQ Capital Market upon consummation of the Merger and (ii) at the time of the closing of the Merger, WPCS will have Net Cash (as defined in the Merger Agreement) of  $419,000. The allocation of equity between the WPCS stockholders and the DropCar stockholders will be adjusted if the combined company requires additional capital to meet the initial listing requirements of The NASDAQ Capital Market (the “Additional Financing Adjustment”) and/or if Net Cash is greater than or less than $419,000 (the “Net Cash

Adjustment.”) If an Additional Financing is required, the shares issued in such financing, whether issued by DropCar or WPCS, will be deemed to have been issued 83.99% by DropCar and 16.01% by WPCS immediately prior to the Merger. At this time, neither WPCS nor DropCar believes an Additional Financing will be required.
The table below reflects the changes in equity allocation, the number of shares of WPCS common stock that will be issued in issued in the Merger and exchanged for issued and outstanding shares of DropCar capital stock and the Exchange Ratio on both a pre- and post-split basis based on various values for WPCS Net Cash at the time of the Merger.
	Equity Allocation		Pre-Split		Post-Split (1-for-2)		Post-Split (1-for-3)		Post-Split (1-for-4)
	WPCS	DropCar	Merger Shares(1)	Exchange Ratio(2)	Merger Shares(1)	Exchange Ratio(2)	Merger Shares(1)	Exchange Ratio(2)	Merger Shares(1)	Exchange Ratio(2)
$419,000	16.0100%	83.9900%	34,260,581	1.6454:1	17,130,290	0.8227:1	11,420,194	0.5485:1	8,565,145	0.4114:1
$500,000	16.1403%	83.8597%	33,931,175	1.6295:1	16,965,587	0.8147:1	11,310,392	0.5432:1	8,482,794	0.4074:1
$600,000	16.3042%	83.6958%	33,524,501	1.6099:1	16,762,250	0.8049:1	11,174,834	0.5366:1	8,381,125	0.4025:1
$700,000	16.4714%	83.5286%	33,117,826	1.5902:1	16,558,913	0.7951:1	11,039,275	0.5301:1	8,279,457	0.3975:1
$800,000	16.6421%	83.3579%	32,711,152	1.5706:1	16,355,576	0.7853:1	10,903,717	0.5235:1	8,177,788	0.3926:1
$900,000	16.8164%	83.1836%	32,304,478	1.5509:1	16,152,239	0.7754:1	10,768,159	0.5170:1	8,076,120	0.3877:1
$1,000,000	16.9944%	83.0056%	31,897,804	1.5313:1	15,948,902	0.7656:1	10,632,601	0.5104:1	7,974,451	0.3828:1

(1)
Based on the applicable equity allocation and 6,530,681 shares of WPCS common stock deemed issued and outstanding. Includes (i) shares to be issued to pre-Merger DropCar stockholders in exchange for their shares of DropCar capital stock, (ii) shares to be issued to DropCar’s advisors in connection with the Merger (Alpha and Palladium) and (iii) shares to be issued upon exercise of WPCS Merger Warrants.

(2)
The Exchange Ratio assumes that, at the time of the Merger, there will be 16,333,037 shares of DropCar capital stock actually issued and outstanding on a fully diluted basis, including 2,683,317 shares of DropCar common stock issuable upon exercise of DropCar warrants that will be exchanged for the WPCS Merger Warrants. In calculating the Exchange Ratio, shares of WPCS to be issued to DropCar’s advisors in connection with the Merger, Alpha and Palladium, are excluded. The shares to be issued to Alpha and Palladium will depend on the total number of shares of WPCS common stock issued in the Merger.

The Exchange Ratio is the quotient obtained by dividing the number of DropCar Merger Shares (defined below) by the DropCar Outstanding Shares (defined below), where:
•
DropCar Outstanding Shares is the total number of shares of DropCar capital stock outstanding immediately prior to the Merger expressed on an as-converted to DropCar common stock basis and assuming the issuance of shares of DropCar common stock in respect of all options, warrants or rights to receive such shares that will be outstanding immediately prior to the Merger, other than the DropCar warrants.

•
DropCar Merger Shares is the product determined by multiplying (i) the DropCar Fully-Diluted Merger Shares (defined below) by (ii) a fraction, the numerator of which equals (A) the DropCar Fully-Diluted Shares minus (B) the DropCar Warrant Shares (defined below) and the denominator of which equals the DropCar Fully-Diluted Shares.

•
DropCar Fully-Diluted Merger Shares is the product obtained by multiplying (i) the Post-Closing WPCS Shares by (ii) the DropCar Allocation Percentage.

•
DropCar Fully-Diluted Shares means the total number of shares of DropCar capital stock outstanding immediately prior to the Merger expressed on a fully-diluted and as-converted to DropCar common stock basis and assuming, without limitation or duplication, (i) the exercise of all DropCar warrants outstanding as of immediately prior to the Merger and (ii) the issuance of shares of DropCar common stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately prior to the Merger, other than the DropCar warrants.

•
DropCar Warrant Shares means the total number of shares of DropCar common stock (determined on an as converted basis, if applicable) issuable upon the exercise of all DropCar warrants outstanding at the time of the Merger.

•
Post-Closing WPCS shares is the quotient determined by dividing (i) the WPCS Outstanding Shares by (ii) the WPCS Allocation Percentage.

•
WPCS Outstanding Shares is the sum of  (i) 6,530,681 plus (ii) 16.01% of the total number of shares of DropCar common stock or WPCS common stock, as the case may be, issued in connection with an Additional Financing (as adjusted for the Net Cash Adjustment).

•
WPCS Allocation Percentage is 16.01% adjusted for the Net Cash Adjustment.

•
DropCar Allocation Percentage is 100% minus the sum of  (A) the WPCS Allocation Percentage and (ii) The Palladium Allocation percentage and (C) the Advisory/Commitment Allocation Percentage.

•
The Palladium Allocation Percentage is 2.5%.

•
The Advisory/Commitment Allocation Percentage is 15.6%, or such other percentage as shall be the equivalent of 18.58% of the number of shares of WPCS common stock to be issued in the Merger.

The WPCS outstanding shares, 6,530,681, is equal to the sum of the following: (i) 3,352,159 shares of WPCS common stock issued and outstanding on an actual basis as of the date of the Merger Agreement; (ii) 1,461,900 shares of WPCS common stock issuable upon conversion of the issued and outstanding shares of WPCS convertible preferred stock on an actual basis as of the date of the Merger Agreement; (iii) 1,304,630 shares of WPCS common stock deemed to be issued and outstanding after giving effect to the exercise of options to purchase 3,328,137 shares WPCS common stock outstanding on the date of the Merger Agreement, calculated in accordance with the Treasury method assuming a hypothetical market price of  $2.50 per share of WPCS common stock; and (iv) 411,992 shares.
Immediately following the consummation of the Merger, WPCS will issue a press release announcing that the transaction has been completed. The press release will include the final equity allocation between WPCS and DropCar, the number of shares of WPCS common stock issued in the Merger, the final Exchange Ratio and other information deemed relevant to the WPCS stockholders.
DropCar will advise its stockholders in writing of the final Exchange Ratio contemporaneous with the closing of the Merger.
Convertible Notes
In the Merger, the holders of DropCar’s issued and outstanding convertible notes will receive the right to receive shares of WPCS common stock in exchange for such notes, computed in accordance with the Exchange Ratio.
Convertible Preferred Stock
All of shares of WPCS convertible preferred stock outstanding at the time of the Merger will remain outstanding and their respective rights, privileges and preferences will remain unchanged.
In the Merger, the holders of the issued and outstanding shares of DropCar convertible preferred stock will receive the right to receive shares of WPCS common stock in exchange for such shares, computed in accordance with the Exchange Ratio.
Stock Options and Warrants
All warrants and options to purchase shares of WPCS’s common stock that are outstanding immediately prior to the Effective Time will remain outstanding following the Effective Time.

At the Effective Time, the outstanding DropCar Warrants will be exchanged for the WPCS Merger Warrants. The terms of the WPCS Merger Warrants will be identical to the terms of the DropCar warrants for which they were exchanged except that the number of shares issuable upon exercise of the WPCS and the exercise per share will be adjusted in accordance with the Exchange Ratio.
Effective Time of the Merger
The Merger Agreement requires the parties to consummate the Merger after all the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the approval by the WPCS stockholders of WPCS Proposal Nos. 1, 2, 3 and 4. The Merger will become effective upon the filing of a certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is agreed by WPCS and DropCar and specified in the certificate of merger. Neither WPCS nor DropCar can predict the exact timing of the consummation of the Merger.
Regulatory Approvals
WPCS must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Capital Market in connection with the issuance of shares of WPCS common stock and the filing of this proxy statement/prospectus/information statement with the SEC.
Tax Treatment of the Merger
WPCS and DropCar intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Each of WPCS and DropCar will use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and not to permit or cause any affiliate or any subsidiary of WPCS or DropCar to, take any action or cause any action to be taken which would cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code. For a description of material U.S. federal income tax consequences of the Merger, see the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” below.
Material U.S. Federal Income Tax Consequences of the Merger
The following discussion summarizes the material U.S. federal income tax consequences of the Merger that are expected to apply generally to each DropCar stockholder upon the exchange of shares of DropCar capital stock for shares of WPCS common stock upon the consummation of the Merger. This summary is based upon current provisions of the Code, existing Treasury regulations and current administrative rulings and court decisions, all in effect as of the date hereof and all of which are subject to change. Any change, which may be retroactive, could alter the tax consequences to WPCS, DropCar or the DropCar stockholders as described in this summary.
No attempt has been made to comment on all of the U.S. federal income tax consequences of the Merger that may be relevant to particular holders, including holders who do not hold their shares as capital assets; holders subject to special treatment under the Code such as dealers in securities; banks; insurance companies; other financial institutions; mutual funds; real estate investment trusts; regulated investment companies; tax-exempt organizations; pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein); persons who are not U.S. holders (as defined below); stockholders who are subject to the alternative minimum tax provisions of the Code; DropCar stockholders who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction, or other integrated transaction; persons that have a functional currency other than the U.S. dollar; traders in securities who elect to apply a mark-to-market method of accounting; persons who hold shares of DropCar capital stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code; DropCar stockholders who acquired their shares of stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; DropCar stockholders who acquired their shares of stock pursuant to the exercise of options or otherwise as compensation or as consideration for services, commitments or similar undertakings or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and certain expatriates or former citizens or long-term residents of the United States. Stockholders described in this paragraph are urged to consult their own tax advisors regarding the consequences to them of the Merger.
In the case of a stockholder that is a partnership, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships that are holders of DropCar capital stock and partners in such partnerships are urged to consult their own tax advisors regarding the tax consequences to them of the Merger.
In addition, the following discussion does not address the tax consequences of the Merger under state, local or non-U.S. tax laws or federal tax laws other than income tax laws. Furthermore, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, transactions in which shares of DropCar capital stock are acquired or disposed of other than in exchange for shares of WPCS common stock in the Merger; (b) the tax consequences to holders of options or warrants issued by DropCar which are assumed in connection with the Merger; (c) the tax consequences of the receipt of shares of WPCS common stock other than in exchange for shares of DropCar capital stock pursuant to the Merger Agreement; (d) the tax consequences of the receipt of shares of WPCS common stock in exchange for convertible notes (or shares of DropCar issued in exchange for convertible notes); (e) any U.S. federal non-income tax consequences of the Merger, including estate, gift or other tax consequences; (f) any state, local or non-U.S. tax consequences of the Merger; or (g) the Medicare contribution tax on net investment income. No ruling from the Internal Revenue Service (the “IRS”) or opinion of counsel, has been or will be requested in connection with the Merger, and DropCar stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.
In connection with the filing of this proxy statement/prospectus/information statement, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to DropCar, has delivered an opinion to DropCar to the effect that the Merger should for federal income tax purposes qualify as a reorganization within the meaning of Internal Revenue Code Section 368(a); and both DropCar and WPCS expect to report the Merger accordingly on their federal income tax returns. The opinion is based on assumptions, representations, warranties and covenants, including those contained in the Merger Agreement and in tax representation letters provided by DropCar and WPCS. The accuracy of such assumptions, representations and warranties, and compliance with such covenants, could affect the conclusions set forth in such opinion. The opinion is not binding on the Internal Revenue Service or the courts. DropCar and WPCS have not requested and do not intend to request any ruling from the Internal Revenue Service as to the United States federal income tax consequence of the merger.
Holders of DropCar capital stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Merger in light of their personal circumstances and the consequences under state, local and non-U.S. tax laws and other federal tax laws.
Treatment of the Merger as a “Reorganization” under Section 368(a)
WPCS and DropCar intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, but the Merger may not so qualify. The Merger is not conditioned on the receipt of a tax opinion, or any other condition, relating to the qualification of the Merger as such a reorganization. As referenced above, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to DropCar, has delivered an opinion to DropCar to the effect that the Merger should for federal income tax purposes qualify as a reorganization within the meaning of Internal Revenue Code Section 368(a); and both DropCar and WPCS expect to report the Merger accordingly on their federal income tax returns.
Definition of  “U.S. Holder”
For purposes of this discussion, a “U.S. holder” is a beneficial owner of DropCar capital stock that is:
•
an individual who is a citizen or resident of the United States;

•
a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States or of a state of the United States, any state thereof or the District of Columbia;

•
a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) are authorized or have the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source.

Treatment of U.S. Holders in the Merger
If the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, DropCar stockholders generally will not recognize gain or loss upon the exchange of their DropCar capital stock for WPCS common stock, except to the extent of cash received in lieu of a fractional share of WPCS common stock as described below. DropCar stockholders generally will obtain a basis in the WPCS common stock they receive in the Merger equal to their basis in the exchanged DropCar capital stock. The holding period of the shares of WPCS common stock received by a DropCar stockholder in the Merger will include the holding period of the shares of DropCar capital stock surrendered in exchange therefor. A U.S. holder who receives cash in lieu of a fractional share of WPCS common stock will be treated for U.S. federal income tax purposes as having received such fractional share pursuant to the Merger and then as having exchanged such fractional share for cash in a redemption by WPCS. Such U.S. holder will recognize gain or loss equal to the difference, if any, between such stockholder’s basis in the fractional share and the amount of cash received. Such gain or loss will be a long-term capital gain or loss, if the U.S. holder’s holding period is greater than one year as of the date of the closing of the Merger. The deductibility of capital losses is subject to limitations.
If the Merger is not treated as a reorganization within the meaning of Section 368(a) of the Code, then each U.S. holder generally will be treated as exchanging its DropCar capital stock in a fully taxable transaction in exchange for WPCS common stock and any cash received in lieu of a fractional share. DropCar stockholders will generally recognize gain or loss in such exchange equal to the amount that such DropCar stockholder’s adjusted tax basis in the DropCar capital stock surrendered is less or more than the fair market value of the WPCS common stock and any cash in lieu of a fractional share received in exchange therefor. Gain or loss recognized upon such an exchange generally will be capital gain or capital loss. Any recognized capital gain or capital loss will be long-term capital gain or capital loss, if the U.S. holder has held the shares of DropCar capital stock for more than one year. The deductibility of capital losses is subject to limitations. In addition, for purposes of the above discussion of the bases and holding periods for shares of DropCar capital stock and WPCS common stock, U.S. holders who acquired different blocks of DropCar capital stock at different times for different prices must calculate their gains and losses and holding periods separately for each identifiable block of such stock exchanged in the Merger.
Reporting Requirements
If the Merger is a reorganization within the meaning of Section 368(a) of the Code, each U.S. holder who receives shares of WPCS common stock in the Merger is required to retain permanent records pertaining to the Merger, and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Additionally, U.S. holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of DropCar are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such holder’s DropCar Capital Stock surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of DropCar and WPCS. U.S. holders are urged to consult with their tax advisors to comply with these rules.
Information Reporting and Backup Withholding
A U.S. holder of DropCar capital stock may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash paid in lieu of fractional shares in connection with the Merger. Backup withholding will not apply, however, to a holder who (i) furnishes a correct taxpayer identification number and certifies the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, (ii) provides a certification of foreign status on an appropriate IRS Form W-8 or successor form or (iii) certifies the holder is otherwise exempt from backup withholding. If a U.S. holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the stockholder may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against the federal income tax liability of a U.S. holder of DropCar capital stock, if any, provided the required information is timely furnished to the IRS. U.S. holders of DropCar capital stock should consult their tax advisors regarding their qualification for an exemption from backup withholding, the procedures for obtaining such an exemption, and in the event backup withholding is applied, to determine if any tax credit, tax refund or other tax benefit may be obtained.
The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular DropCar stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Merger to you.
Anticipated Accounting Treatment
The Merger will be treated by WPCS as a reverse merger under the acquisition method of accounting in accordance with U.S. GAAP. For accounting purposes, DropCar will be treated as having acquired WPCS in this transaction. Management of WPCS and DropCar have made a preliminary estimate of the purchase price calculated as described in Note 2 to the unaudited pro forma condensed combined financial statements. The net tangible assets acquired and liabilities assumed the Merger transaction will be recorded at their estimated acquisition date fair values. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. A final determination of these estimated fair values, which cannot be made prior to the completion of the transaction, will be based on the actual net tangible assets of WPCS that exist as of the date of completion of the transaction.
NASDAQ Stock Market Listing
WPCS common stock currently is listed on The NASDAQ Capital Market under the symbol “WPCS.” WPCS has agreed to use commercially reasonable efforts to (i) maintain its existing listing on The NASDAQ Capital Market; (ii) to obtain approval of the listing of the combined company on The NASDAQ Capital Market, (iii) prepare and submit to The NASDAQ Capital Market a notification form for the listing of the shares of WPCS common stock to be issued to DropCar stockholders pursuant to the Merger and the reverse split, (iii) cause such shares to be approved for listing and (iv) to the extent required by NASDAQ Marketplace Rule 5110, file an initial listing application for the combined company on The NASDAQ Capital Market and to cause such listing application to be approved. WPCS has reserved the trading symbol “DCAR” for its common stock post-Merger.
APPRAISAL RIGHTS AND DISSENTERS’ RIGHTS
If the Merger is completed, DropCar stockholders who do not deliver a written consent approving the Merger are entitled to appraisal rights under Section 262 of the DGCL (“Section 262”), provided that they comply with the conditions established by Section 262. Holders of WPCS common stock are not entitled to appraisal rights under Delaware law in connection with the Merger.
The discussion below is not a complete summary regarding a DropCar stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this proxy statement/prospectus/information statement as Annex F. DropCar stockholders intending to exercise appraisal rights should carefully review Annex F. Failure to follow precisely any of the statutory procedures set forth in Annex F may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that DropCar stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation, before the effective date of the merger, or the surviving corporation, within 10 days after the effective date of the merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of the merger, the effective date of the merger and that appraisal rights are available.
If the Merger is completed, within 10 days after the effective date of the Merger, DropCar will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of DropCar capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to DropCar within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform DropCar of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of DropCar capital stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to DropCar, Inc., 1412 Broadway, Suite 2105, New York, NY 10018, Attention: Chief Executive Officer, and should be executed by, or on behalf of, the record holder of shares of DropCar Capital Stock. ALL DEMANDS MUST BE RECEIVED BY DROPCAR WITHIN TWENTY (20) DAYS AFTER THE DATE DROPCAR MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.
If a holder of shares of DropCar capital stock fails to deliver a written demand for appraisal within the time period specified above, such holder will be entitled to receive the Merger consideration for such holder’s shares of DropCar capital stock as provided for in the Merger Agreement, but will have no appraisal rights with respect to such holder’s shares of DropCar capital stock.
To be effective, a demand for appraisal by a holder of shares of DropCar capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to DropCar. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.
If a holder of shares of DropCar capital stock holds shares of DropCar capital stock in a brokerage account or in other custodian form and such holder wishes to exercise appraisal rights, such holder should consult with such holder’s bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.
At any time within 60 days after the Effective Time of the Merger, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to DropCar. If, following a demand for appraisal, a holder of shares of DropCar capital stock who has demanded an appraisal has withdrawn such holder’s demand for appraisal in accordance with Section 262, such holder will have the right to receive the Merger consideration for such holder’s shares of DropCar capital stock.
Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and DropCar, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.
If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. If immediately before the merger the shares of a class or series of stock as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger for such total number of shares exceeds $1.0 million or (3) the merger was approved pursuant to Sections 253 or 267 of the DGCL.
After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each shareowner entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of  (1) the difference, if any, between the amount paid and the fair value of the shares determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares.
In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”
Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.”
Holders of shares of DropCar capital stock should be aware that the fair value of such holder’s shares as determined under Section 262 could be more than, the same as, or less than the value that such holder is entitled to receive under the terms of the Merger Agreement.
Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the Merger consideration for shares of his or her DropCar capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.
Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/information statement and is incorporated by reference into this proxy statement/prospectus/information statement. The Merger Agreement has been attached to this proxy statement/prospectus/information statement to provide you with information regarding its terms. It is not intended to provide any other factual information about WPCS, DropCar or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.
The Merger Agreement contains representations and warranties that WPCS and Merger Sub, on the one hand, and DropCar, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While WPCS and DropCar do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about WPCS or DropCar, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between WPCS and Merger Sub, and DropCar and are modified by the disclosure schedules.
Structure
Under the Merger Agreement, Merger Sub will merge with and into DropCar, with DropCar surviving as a wholly-owned subsidiary of WPCS.
Completion and Effectiveness of the Merger
The Merger will be completed as promptly as practicable after all the conditions to completion of the Merger are satisfied or waived, including the approval of the stockholders of WPCS and DropCar. WPCS and DropCar are working to complete the Merger as quickly as practicable. However, WPCS and DropCar cannot predict the exact timing of the completion of the Merger because it is subject to various conditions.
Merger Consideration and Exchange Ratio
At the Effective Time, each outstanding share of DropCar capital stock will be converted into the right to receive that number of shares of WPCS common stock as determined pursuant to the Exchange Ratio described in more detail below. No fractional shares of WPCS common stock will be issued the Merger. Instead, each DropCar stockholder who otherwise would be entitled to receive a fractional share of WPCS common stock (after aggregating all fractional shares of WPCS common stock issuable to such holder) will be entitled to receive an amount in cash representing such holder’s proportionate interest, if any, in the proceeds from the sale of the aggregated fractional shares by the exchange agent (reduced by any fees of the exchange agent attributable to such sale) at the then prevailing prices on The NASDAQ Capital Market.
The Exchange Ratio is calculated using a formula intended to allocate to existing DropCar securityholders (on a fully-diluted basis), a percentage of the combined company. Based on DropCar’s and WPCS’s capitalization as of September 6, 2017 and various other assumptions described below, the Exchange Ratio is estimated to be approximately 1.6454 shares of WPCS common stock subject to adjustment on account of  (i) the Reverse Stock Split, (ii) WPCS Net Cash (as defined in the Merger Agreement) at the time of the Merger being more or less than $419,000 and (iii) the number of shares of WPCS common stock issuable to DropCar’s advisors in connection with the Merger (Alpha and Palladium) is less than 7,385,395. Based on the current capitalization of WPCS and DropCar, immediately after the Merger, DropCar securityholders, including those who purchase securities in the Merger Financing (described in the attached proxy statement/prospectus/information statement), as well as certain DropCar advisors in connection with the Merger, Alpha and Palladium, will own approximately 83.99% of the issued and outstanding shares of WPCS common stock and WPCS stockholders will own approximately 16.01% of the issued and outstanding shares of WPCS common stock. These percentages give effect to (i) the number of shares of WPCS common stock actually issued and outstanding on September 6, 2017, the date the Merger Agreement was signed, (ii) an additional 411,992 shares of WPCS common stock that are deemed to be issued and outstanding, (iii) the conversion of all shares of WPCS convertible preferred stock actually issued and outstanding on September 6, 2017, (iv) the dilutive effect of options, actually issued and outstanding on September 6, 2017, to purchase shares of WPCS common stock under the Treasury Method using an assumed stock price of  $2.50 per share and (v) the issuance of 4,415,162 shares of WPCS common stock upon exercise of the WPCS Merger Warrants that will be issued in the Merger in exchange for the DropCar warrants. They do not give effect to the issuance of any shares of WPCS common stock issuable upon exercise of WPCS Warrants. The foregoing percentages also assumes (i) that the proceeds of the Merger Financing will be sufficient to enable the WPCS common stock to qualify for listing on The NASDAQ Capital Market upon consummation of the Merger and (ii) at the time of the closing of the Merger, WPCS will have Net Cash (as defined in the Merger Agreement) of  $419,000. The allocation of equity between the WPCS stockholders and the DropCar stockholders will be adjusted if the combined company requires additional capital to meet the initial listing requirements of The NASDAQ Capital Market (the “Additional Financing Adjustment”) and/or if Net Cash is greater than or less than $419,000 (the “Net Cash Adjustment”). If an Additional Financing is required, the shares issued in such financing, whether issued by DropCar or WPCS, will be deemed to have been issued 83.99% by DropCar and 16.01% by WPCS immediately prior to the Merger. Neither WPCS nor DropCar believes an Additional Financing will be required to consummate the Merger.
Immediately following the consummation of the Merger, WPCS will issue a press release announcing that the transaction has been completed. The press release will include the final equity allocation between WPCS and DropCar, the number of shares of WPCS common stock issued in the Merger, the final Exchange Ratio and other information deemed relevant to the WPCS stockholders.
DropCar will advise its stockholders in writing of the final Exchange Ratio contemporaneous with the closing of the Merger.
The Exchange Ratio is the quotient obtained by dividing the number of DropCar Merger Shares (defined below) by the DropCar Outstanding Shares (defined below), where:
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DropCar Outstanding Shares is the total number of shares of DropCar capital stock outstanding immediately prior to the Merger expressed on an as-converted to DropCar common stock basis and assuming the issuance of shares of DropCar common stock in respect of all options, warrants or rights to receive such shares that will be outstanding immediately prior to the Merger, other than the DropCar warrants.

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DropCar Merger Shares is the product determined by multiplying (i) the DropCar Fully-Diluted Merger Shares (defined below) by (ii) a fraction, the numerator of which equals (A) the DropCar Fully-Diluted Shares minus (B) the DropCar Warrant Shares (defined below) and the denominator of which equals the DropCar Fully-Diluted Shares.

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DropCar Fully-Diluted Merger Shares is the product obtained by multiplying (i) the Post-Closing WPCS Shares by (ii) the DropCar Allocation Percentage.

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DropCar Fully-Diluted Shares means the total number of shares of DropCar capital stock outstanding immediately prior to the Merger expressed on a fully-diluted and as-converted to DropCar common stock basis and assuming, without limitation or duplication, (i) the exercise of all DropCar warrants outstanding as of immediately prior to the Merger and (ii) the issuance of shares of DropCar common stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately prior to the Merger, other than DropCar warrants.

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DropCar Warrant Shares means the total number of shares of DropCar common stock (determined on an as converted basis, if applicable) issuable upon the exercise of all DropCar warrants outstanding at the time of the Merger.

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Post-Closing WPCS shares is the quotient determined by dividing (i) the WPCS Outstanding Shares by (ii) the WPCS Allocation Percentage.

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WPCS Outstanding Shares is the sum of  (i) 6,530,681 plus (ii) 16.01% of the total number of shares of DropCar Common Stock or WPCS common stock, as the case may be, issued in connection with an Additional Financing (as adjusted for the Net Cash Adjustment).

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WPCS Allocation Percentage is 16.01% adjusted for the Net Cash Adjustment.

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DropCar Allocation Percentage is 100% minus the sum of  (A) the WPCS Allocation Percentage and (ii) The Palladium Allocation percentage and (C) the Advisory/Commitment Allocation Percentage.

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The Palladium Allocation Percentage is 2.5%.

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The Advisory/Commitment Allocation Percentage is 15.6%, or such other percentage as shall be the equivalent of 18.58% of the number of shares of WPCS common stock to be issued in the Merger.

Determination of WPCS Net Cash
For purposes of determining the Exchange Ratio and determining whether WPCS has satisfied the condition to closing, WPCS must have at least $419,000 of  “Net Cash” as of the closing date (as calculated pursuant to the terms of the Merger Agreement). WPCS Net Cash will be calculated shortly before the closing date of the Merger. The closing of the Merger could be delayed if DropCar and WPCS are not able to agree upon the amount of WPCS Net Cash as of WPCS’s cash determination date.
Under the Merger Agreement, “Net Cash” is defined as the (a) the sum of  (without duplication) WPCS’s cash and cash equivalents, marketable securities, accounts, interest and other receivables (to the extent determined to be collectible in accordance with GAAP) and deposits (to the extent refundable to WPCS) in each case as of the Cash Determination Time (as defined below), determined in a manner consistent with the manner in which such items were historically determined and in accordance with WPCS’s audited financial statements and unaudited interim balance sheet, minus (b) the sum of  (without duplication) (i) WPCS’s accounts payable and accrued expenses (other than accrued expenses which are WPCS Transaction Expenses (as defined below)) and WPCS’s other current liabilities payable in cash, in each case as of the Cash Determination Time and determined in a manner consistent with the manner in which such items were historically determined and in accordance with WPCS’s audited financial statements and unaudited interim balance sheet, and (ii) any unpaid WPCS Transaction Expenses, minus (c) any unpaid amounts payable by WPCS in satisfaction of its indemnification obligations under Merger Agreement for the period after the Closing and minus (d) any cash proceeds received by WPCS upon the exercise of WPCS Warrants after the date of the Merger Agreement.
“Cash Determination Time” means the close of business on the last Business Day (i.e., any day other than a day on which banks in the State of New York are authorized or obligated to be closed) prior to the anticipated date for the closing of the Merger.
“WPCS Transaction Expenses” means the sum of  (a) the cash cost of any change of control payments or severance payments that are or become due to any employee of WPCS in connection with the consummation of the Merger and that are unpaid as of the Closing, (b) the cash cost of any retention payments that are or become due to any employee of WPCS in connection with the consummation of the Merger and that are unpaid as of the Closing, and (c) the any costs, fees and expenses incurred by WPCS, or for which WPCS is liable, in connection with the negotiation, preparation and execution of the Merger Agreement and the consummation of the Merger (including in connection with any stockholder litigation relating to the Merger Agreement) and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel or accountants payable by WPCS.
The WPCS Net Cash balance at the Cash Determination Time is subject to numerous factors, many of which are outside of WPCS’s control. If the WPCS Net Cash at the closing date is less than $419,000, WPCS would be unable to satisfy a closing condition for the Merger, and DropCar could elect to waive the condition (in which case the WPCS allocation percentage would be reduced) or terminate the Merger Agreement. On the other hand, if Net Cash, as determined under the Merger Agreement, is more than $419,000, the Exchange Ratio will be subject to an upward adjustment (and as a result, WPCS securityholders would own more of the combined company). See “The Merger Agreement — Merger Consideration and Exchange Ratio.”
WPCS Common Stock
Each share of WPCS common stock issued and outstanding at the time of the Merger will remain issued and outstanding and those shares will be unaffected by the Merger. After giving effect to the Reverse Stock Split, each 1.5 to 10 shares (or any number in between) of WPCS common stock issued and outstanding would be combined and reclassified into one share of WPCS common stock. Immediately after the Merger, WPCS securityholders will own approximately 16.01% of the issued and outstanding common stock of WPCS, assuming the Merger Financing is sufficient to enable WPCS to qualify for listing on The NASDAQ Capital Market and Net Cash, as determined under the Merger Agreement, is $419,000. If an Additional Financing is required to meet the initial listing requirements for The NASDAQ Capital Market and/or Net Cash is greater than or less than $419,000, the total number of WPCS outstanding shares, the WPCS Allocation Percentage and the WPCS stockholders’ share of the equity of the combined company could change.
DropCar Preferred Stock, Convertible Notes
Immediately prior to the closing of the Merger, each outstanding share of DropCar preferred stock and each outstanding DropCar convertible note will be converted into shares of Dropcar common stock (which will then be exchanged for shares of WPCS common stock in the Merger). In addition, immediately prior to the closing of the Merger, each outstanding warrant to purchase shares of DropCar capital stock and every other right to acquire or purchase a share of DropCar capital stock will be converted into, exchanged for or exercised to acquire or purchase shares of DropCar common stock (which will then be exchanged for shares of WPCS common stock in the Merger) or cancelled. At the Effective Time, the only outstanding security of DropCar will be shares of DropCar common stock.
Procedures for Exchanging DropCar Stock Certificates
Promptly after the Effective Time, Issuer Direct Corporation, as the Exchange Agent for the Merger, will establish an exchange fund to hold the shares of WPCS common stock to be issued to DropCar stockholders pursuant to the Merger.
As promptly as practicable following the completion of the Merger, the Exchange Agent will mail to each holder of record of DropCar capital stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for the shares of WPCS common stock. Upon proper surrender of DropCar stock certificates together with a properly completed and duly executed letter of transmittal in accordance with the Exchange Agent’s instructions, the holder of such DropCar stock certificates will be entitled to receive shares representing the number of whole shares of WPCS common stock issuable to such holder pursuant to the Merger and cash in lieu of any fractional share of WPCS common stock issuable to such holder. The surrendered certificates representing DropCar capital stock will be cancelled.
After the Effective Time, each certificate representing shares of DropCar capital stock that has not been surrendered will represent only the right to receive shares of WPCS common stock issuable pursuant to the Merger and cash in lieu of any fractional share of WPCS common stock to which the holder of any such certificate is entitled. No interest will be paid or accrued on any cash in lieu of fractional shares payable to holders of DropCar stock certificates.
Any holder or former holder of DropCar capital stock may be subject to withholding under the Code, or under another provision of state, local or foreign tax law. To the extent such amounts are withheld and paid to the appropriate governmental entity, they will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

HOLDERS OF DROPCAR CAPITAL STOCK SHOULD NOT SEND IN THEIR DROPCAR STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF DROPCAR STOCK CERTIFICATES.
Fractional Shares
No fractional shares of WPCS common stock will be issuable pursuant to the Merger to DropCar stockholders. Instead, each DropCar stockholder who would otherwise be entitled to receive a fraction of a share of WPCS common stock, after aggregating all fractional shares of WPCS common stock issuable to such stockholder, will be entitled to receive a cash payment in lieu of such fractional shares representing such holder’s proportionate interest, if any, in the proceeds from the sale by the exchange agent (reduced by any fees attributable to such sale) in one or more transactions of shares of WPCS common stock equal to the excess of  (i) the aggregate number of shares of WPCS common stock issuable in exchange for all outstanding shares of DropCar capital stock over (ii) the aggregate number of whole shares of WPCS common stock to be distributed to holders of DropCar capital stock.
Representations and Warranties
The Merger Agreement contains customary representations and warranties made by WPCS, Merger Sub and DropCar relating to their respective businesses, as well as other facts pertinent to the Merger. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the Effective Time or termination of the Merger Agreement, as further described below. The representations and warranties of each of WPCS, Merger Sub and DropCar have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules delivered in connection with the Merger Agreement, are subject to the materiality standard described in the Merger Agreement, which may differ from what may be viewed as material by you, will not survive completion of the Merger and cannot be the basis for any claims under the Merger Agreement by the other parties after termination of the Merger Agreement, and were made only as of the date of the Merger Agreement or another date as is specified in the Merger Agreement.
DropCar’s representations and warranties relate to the following matters:
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subsidiaries; due organization; organizational documents;

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authority, binding nature of Merger Agreement and vote required;

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non-contravention and consents;

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capitalization;

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financial statements;

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absence of changes;

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absence of undisclosed liabilities;

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title to assets;

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real property and leaseholds;

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intellectual property;

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agreements, contracts and commitments;

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compliance, permits and restrictions;

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legal proceedings and orders;

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tax matters;

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employee and labor matters and benefit plans;

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environmental matters;

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insurance;

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inapplicability of anti-takeover statutes;

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no financial advisors;

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disclosure;

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transactions with affiliates;

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compliance with anti-corruption laws and sanctions, Office of Foreign Asset Control and money laundering; and

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exclusivity of representations and warranties.

Significant portions of DropCar’s representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to DropCar means any effect, change, event, circumstance or development that has occurred prior to the date of determination of the occurrence of such material adverse effect, that has or would reasonably be expected to have or result in a material adverse effect on the business, financial condition, assets, liabilities or results of operation of DropCar and its subsidiaries, taken as a whole except that none of the following, as they apply to DropCar and its subsidiaries, will be taken into account in determining whether there has been a material adverse effect:
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the announcement of the Merger Agreement or the pendency of the Merger;

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the taking of any action, or the failure to take any action, by DropCar that is required to comply with the terms of the Merger Agreement;

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any natural disaster or any act or threat of terrorism or war, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities or any governmental or other response or reaction to any of the foregoing;

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any change in GAAP or applicable law or the interpretation thereof;

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general economic or political conditions or conditions generally affecting the industries in which the DropCar and its subsidiaries operate; or

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any change in the cash position of DropCar and its subsidiaries which results from operations in the ordinary course of business other than in certain circumstances.

The WPCS and Merger Sub representations and warranties relate to the following subject matters:
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subsidiaries, due organization and organizational documents;

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authority, binding nature of Merger Agreement and vote required;

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non-contravention and consents;

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capitalization;

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SEC filings and financial statements;

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absence of changes and undisclosed liabilities

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title to assets;

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real property and leaseholds;

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intellectual property;

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agreements, contracts and commitments;

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compliance and permits;

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legal proceedings and orders;

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tax matters;

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employee and labor matters and benefit plans;

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environmental matters;

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insurance;

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transactions with affiliates

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no financial advisors;

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valid issuance;

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inapplicability of anti-takeover statues;

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disclosure;

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compliance with anti-corruption laws and regulations, sanctions, Office of Foreign Asset Control and money laundering; and

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exclusivity of representations and reliance.

Similar to DropCar’s representations and warranties, significant portions of WPCS’s representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to WPCS means any effect, change, event, circumstance or development that has occurred prior to the date of determination of the occurrence of such material adverse effect, that is or would reasonably be expected to be materially adverse to or has or would reasonably be expected to have or result in a material adverse or effect on the business, financial condition, assets, liabilities or results of operations of WPCS, except that none of the following, as they apply to WPCS, will be taken into account in determining whether there has been a material adverse effect:
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the announcement of the Merger Agreement or the pendency of the Merger;

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any change in the stock price or trading volume of WPCS common stock (it being understood, however, that any effect causing or contributing to any change in stock price or trading volume of WPCS common stock may be taken into account in determining whether a WPCS material adverse effect has occurred, unless such effects are otherwise excepted from the definition of material adverse effect);

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the taking of any action, or the failure to take any action, by WPCS that is required to comply with the terms of the Agreement or the taking of any action expressly permitted under the Merger Agreement;

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any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing;

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any change in GAAP or applicable law or the interpretation thereof; or

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general economic or political conditions or conditions generally affecting the industries in which WPCS operates.

Covenants; Conduct of Business Pending the Merger
During the period commencing on September 6, 2017 and ending at the earlier of the date of termination of the Merger Agreement and the Effective Time, each party agreed that it will conduct its business in the ordinary course and in compliance with all applicable laws, rules, regulations, and certain material contracts and will provide the other party with prompt notice upon the occurrence of certain events or discovery of certain conditions, facts or circumstances.
DropCar also agreed that prior to the earlier of termination and the Effective Time, subject to certain limited exceptions set forth in the Merger Agreement, without the consent of WPCS, it would not and would not permit any of its subsidiaries to:

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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of DropCar capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities except pursuant to certain DropCar contracts existing as of the date of the Merger Agreement;

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sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (i) any DropCar capital stock or security except for shares of DropCar common stock issued in connection with the concurrent financing; (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any DropCar capital stock or other security of DropCar or any of its subsidiaries;

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amend the certificate of incorporation, bylaws or other charter or organizational documents of DropCar (other than in connection with DropCar’s concurrent financing), or effect or be a party to any Merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

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form any subsidiary or acquire any equity interest or other interest in any other entity;

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lend money to any person, incur or guarantee any indebtedness for borrowed money, other than in the ordinary course of business, guarantee any debt securities of others, or make any capital expenditure or commitment other than in the ordinary course of business;

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other than in the ordinary course of business, (i) adopt, establish or enter into any employee benefit plan; (ii) cause or permit any employee benefit plan to be amended other than as required by law; or (iii) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;

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acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, in each case, other than in the ordinary course of business;

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make, change or revoke any material tax election, file any material amendment to any tax return, adopt or change any accounting method in respect of taxes;

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materially change pricing or royalties or other payments set or charged by DropCar or any of its subsidiaries to its customers or licensees or agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to DropCar or its subsidiaries;

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initiate or settle any legal proceeding or other claim or dispute; or

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agree, resolve or commit to do any of the foregoing.

WPCS also agreed that prior to the earlier of termination and the Effective Time, subject to certain limited exceptions set forth in the Merger Agreement, without the consent of DropCar, it would not:
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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of WPCS capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities;

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sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of  (i) any capital stock or other security (except for (x) shares of WPCS common stock issued upon the valid exercise or conversion, in accordance with the terms thereof, of outstanding WPCS options, warrants, and shares of WPCS preferred stock, in each case, outstanding as of September 6, 2017, into shares of WPCS common stock and (y) shares of WPCS common stock issued in connection with any Additional Financing); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

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amend the WPCS Charter or WPCS Bylaws or the certificate of incorporation or bylaws of Merger Sub, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

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form any subsidiary or acquire any equity interest or other interest in any other entity;

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lend money to any person, incur or guarantee any indebtedness for borrowed money, guarantee any debt securities of others, make any capital expenditure or commitment, or forgive any loans to any persons, including WPCS’s employees, officers, directors or affiliates;

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other than in the ordinary course of business (i) adopt, establish or enter into any employee benefit plan; (ii) cause or permit any employee benefit plan to be amended other than as required by law; (iii) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants; or (iv) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;

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enter into any material transaction outside the ordinary course of business;

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acquire any material asset nor sell, lease, or otherwise irrevocably dispose of any of its assets or properties, or grant any encumbrance with respect to such assets or properties, other than in the ordinary course of business;

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sell, assign, transfer, license or sublicense or otherwise dispose of any material intellectual property right (other than pursuant to non-exclusive licenses in the ordinary course of business);

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make, change or revoke any material tax election, file any material amendment to any tax return, adopt or change any accounting method in respect of taxes;

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take any action, other than as required by law or GAAP, to change accounting policies or procedures;

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pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the WPCS financial statements, or incurred in the ordinary course of business and consistent with past practice;

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enter into, amend or terminate any WPCS contract that, if effective as of the date hereof, would constitute a WPCS material contract;

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initiate or settle any legal proceeding; or

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after the Net Cash calculation is finalized pursuant to the Merger Agreement, incur any liabilities or otherwise take any actions other than in the ordinary course of business that would cause the final net cash calculation to differ materially from actual net cash as of the closing.

Non-Solicitation
In the Merger Agreement, each of WPCS and DropCar agreed that neither it nor any of its subsidiaries will, and neither it nor any of its subsidiaries will authorize any of its officers, directors, employees, representatives, affiliates, advisors or agents to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry; (ii) furnish any non-public information regarding such to any person in connection with or in response to an acquisition proposal or acquisition inquiry; (iii) engage in discussions or negotiations with any Person with respect to any acquisition proposal or acquisition inquiry; (iv) approve, endorse or recommend any acquisition proposal; or (v) execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition transaction.

If either WPCS or DropCar, or any of their respective representatives, receives an acquisition proposal or acquisition inquiry, it will promptly (and in no event later than one business day after it becomes aware of such acquisition proposal or acquisition inquiry) advise the other party orally and in writing of such acquisition proposal or acquisition inquiry (including the identity of the person making or submitting such acquisition proposal or acquisition inquiry, and the terms thereof). Each of WPCS and DropCar also agreed to keep the other party reasonably informed with respect to the status and terms of any such acquisition proposal or acquisition inquiry.
If at any time prior to approval of the WPCS Proposals, WPCS receives a bona fide written offer the terms of which are superior to the terms set forth in the Merger Agreement, referred to as a “Superior Offer,” the WPCS Board may recommend to the WPCS stockholders that they approve the Superior Offer, referred as a “WPCS Board Adverse Recommendation”, if  (i) the WPCS Board determines in good faith, based on the advice of its outside legal counsel, that its failure to make such a recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, (ii) WPCS has, and has caused its financial advisors and outside legal counsel to, during the Notice Period (as defined below), negotiate with DropCar in good faith to make such adjustments to the terms and conditions of this Agreement so that such acquisition proposal ceases to constitute a Superior Offer, and (iii) if after DropCar delivers to WPCS a written offer to alter the terms or conditions of the Merger during the Notice Period, the WPCS Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify its recommendation with respect to the WPCS Proposals would result in a breach of its fiduciary duties under applicable law; provided that (x) DropCar receives written notice from WPCS confirming that the WPCS Board has determined to change its recommendation at least four (4) business days in advance of the WPCS Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such WPCS Board Adverse Recommendation, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer; (y) during any Notice Period, DropCar is entitled to deliver to WPCS one or more counterproposals to the acquisition proposal and WPCS will, and cause its representatives to, negotiate with DropCar in good faith (to the extent DropCar desires to negotiate) to make adjustments in the terms and conditions of the Merger so that the applicable acquisition proposal ceases to constitute a Superior Offer; and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that the WPCS stockholders would receive as a result of such potential Superior Offer), WPCS provides DropCar with notice of such material amendment and the Notice Period will be extended to ensure that at least two (2) business days remain in the Notice Period following such notification, during which the parties shall comply again with these requirements and the WPCS Board shall not make a WPCS Board Adverse Recommendation prior to the end of the Notice Period as so extended (it being understood that there may be multiple extensions).
An acquisition inquiry refers to any inquiry, indication of interest or request for information that could reasonably be expected to lead to an acquisition proposal. An acquisition proposal refers to any offer or proposal, whether written or oral, contemplating or otherwise relating to any acquisition transaction. An acquisition transaction refers to any transaction or series of related transactions involving: (a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which either WPCS or DropCar is a constituent entity; (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of WPCS or DropCar, as the case may be, or any of their respective subsidiaries; or (iii) in which WPCS or DropCar, or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such WPCS or DropCar or any of their respective subsidiaries (other than the Merger Financing or an Additional Financing, if required); or (b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of either WPCS or DropCar and their respective subsidiaries, taken as a whole.
A Superior Offer means an unsolicited bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to 75% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of  (or in violation of) the Merger

Agreement; (b) is on terms and conditions that the WPCS Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of the proposed transaction, including any financing transactions to which it is subject, being consummated), as well as any written offer by DropCar to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to WPCS’s stockholders than the terms of the Merger and is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party); (c) is reasonably capable of being completed on the terms proposed without unreasonable delay; and (d) includes termination rights exercisable by WPCS on terms no less favorable to WPCS than the terms set forth in the Merger Agreement, all from a third party capable of performing such terms.
WPCS may terminate the Merger Agreement if it enters into a definitive agreement to effect a Superior Offer. If the Merger Agreement is terminated in connection with these provisions, WPCS has agreed to pay DropCar a fee of  $250,000, less any amounts previously paid to DropCar as reimbursement for reasonable expenses. See “The Merger Agreement — Termination of the Merger Agreement and Termination Fee” below for a more complete discussion of the termination fees.
Disclosure Documents
As promptly as practicable following the date of the Merger Agreement and in any event no later than October 11, 2017, WPCS has agreed to prepare and file with the SEC this proxy statement/prospectus/information statement and, in cooperation with DropCar, to register on Form S-4, under the Securities Act the shares of WPCS common stock to be issued pursuant to the Merger. Each of WPCS and DropCar agreed to use their commercially reasonable efforts to cause the registration statement to become effective as promptly as practicable, and take all or any action required under any applicable federal and state securities and other laws relating to the issuance of shares of WPCS common stock pursuant to the Merger. Each of WPCS and DropCar agreed to use their commercially reasonable efforts to cause all documents that it is respectively responsible for filing with the SEC relating to the transactions contemplated by the Merger Agreement to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Each of WPCS, Merger Sub and DropCar agreed to furnish all information concerning itself and its subsidiaries, as applicable, to the other parties as the other parties may reasonably request relating to such actions and the preparation of the registration statement on Form S-4 and proxy statement/prospectus/information statement. Each of WPCS and DropCar agreed to use commercially reasonable efforts to cause this proxy statement/prospectus/information statement to be mailed to its stockholders as promptly as practicable after the registration statement on Form S-4 is declared effective by the SEC.
Meeting of WPCS Stockholders and Written Consent of DropCar’s Stockholders
WPCS is obligated under the Merger Agreement to call, give notice of and hold the Special Meeting. The Special Meeting will be held not later than seventy-five (75) days after the effective date of the registration statement on Form S-4 pursuant to the Merger Agreement.
Promptly after the registration statement on Form S-4 has been declared effective, and in no event later than two (2) business days thereafter, DropCar is obligated under the Merger Agreement to obtain the DropCar Stockholder Consent.
Regulatory Approvals
Neither WPCS nor DropCar is required to make any filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to complete the Merger. In the United States, WPCS must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Stock Market LLC in connection with the issuance of shares of WPCS common stock in the Merger, including the filing with the SEC of this proxy statement/prospectus/information statement.
Indemnification and Insurance
Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, WPCS, as the surviving corporation in the Merger, shall indemnify and hold harmless each person who is or has served as a director or officer of WPCS or DropCar against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such person is or was a director or officer of WPCS or DropCar, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. In addition, each such director and officer, or former director and officer, is entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation.
Under the Merger Agreement, the provisions of the WPCS Charter and the WPCS Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of WPCS shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of WPCS.
The Merger Agreement also provides that WPCS shall maintain directors’ and officers’ liability insurance policies commencing at the closing time of the Merger, on commercially available terms and conditions with coverage limits customary for U.S. public companies similar situated to WPCS.
Additional Agreements
Each of DropCar and WPCS has agreed to, among other things:
•
use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and any other transaction contemplated by the Merger Agreement;

•
make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party relating to the Merger and any other transaction contemplated by the Merger Agreement;

•
use its commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Merger and any other transaction contemplated by the Merger Agreement;

•
use its commercially reasonable efforts to obtain each consent reasonably required to be obtained in connection with the Merger; and

•
use its commercially reasonable efforts to satisfy the conditions precedent to the consummation of the Merger Agreement.

NASDAQ Stock Market Listing
WPCS common stock currently is listed on The NASDAQ Capital Market and trades under the symbol “WPCS.” WPCS has agreed to use commercially reasonable efforts to (i) maintain its existing listing on The NASDAQ Capital Market following the Merger, (ii) prepare and submit to The NASDAQ Capital Market a notification form for the listing of the shares of WPCS common stock to be issued to DropCar stockholders pursuant to the Merger and the reverse split, (iii) cause such shares to be approved for listing and (iv) as required by NASDAQ Marketplace Rule 5110, file an initial listing application for the combined company on The NASDAQ Capital Market and to cause such listing application to be approved for listing. WPCS has reserved “DCAR” as the trading symbol for its shares of common stock following the Merger.
Conditions to the Completion of the Merger
The respective obligations of WPCS and DropCar to complete the Merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of various conditions including the following:
•
the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order;

•
there must not have been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree shall be in effect which has the effect of making the consummation of the Merger illegal;

•
the holders of a majority of the outstanding shares of DropCar common stock must have adopted and approved the Merger Agreement and the Merger;

•
the holders of a majority of the shares of outstanding WPCS common stock entitled to vote on the Record Date must have approved WPCS Proposal Nos. 2 and 3;

•
the holders of a majority of the shares having voting power and present in person or represented by proxy at the Special Meeting must have approved WPCS Proposal Nos. 1, and 4;

•
the shares of WPCS common stock to be issued in the Merger have been approved for listing on The NASDAQ Capital Market (subject to official notice of issuance) as of the Effective Time, and the initial listing application of the combined company has been approved.

In addition, each of DropCar’s and WPCS’s obligation to complete the Merger is further subject to the satisfaction or waiver by that party of the following additional conditions:
•
each party’s representations and warranties regarding due organization, subsidiaries, organizational documents, authority, binding nature of the Merger Agreement, vote required, non-contravention, consents and no financial advisors must be true and correct in all respects as of the date of the Merger Agreement and the closing date of the Merger;

•
the representations and warranties regarding capitalization matters of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and true and correct in all but de minimis respects on the closing date of the Merger with the same force and effect as if made on the closing date, or, if such representations and warranties address matters as of a particular date, then as of that particular date or changes to WPCS’ capitalization arising from transactions occurring after September 6, 2017, which have been expressly consented to in writing by DropCar;

•
all other representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except where the failure of these representations and warranties to be true and correct would not have a material adverse effect on the other party;

•
the other party to the Merger Agreement must have performed or complied with in all material respects all covenants and obligations in the Merger Agreement required to be performed or complied with by it on or before the closing of the Merger;

•
the other party to the Merger Agreement has not experienced a material adverse effect;

•
the other party must have obtained all necessary consents and delivered certain certificates and other documents required under the Merger Agreement for the closing of the Merger; and

•
the Additional Financing, if required, has been consummated.

In addition, the obligation of WPCS and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:
•
DropCar must have consummated the Merger Financing; and

•
DropCar must have delivered a certificate setting forth the allocation of the Merger consideration to its securityholders.

In addition, the obligation of DropCar to complete the Merger is further subject to the satisfaction or waiver of the following conditions:
•
WPCS must have appointed the directors and officers designated by DropCar;

•
either the principal executive officer or the principal financial officer of WPCS must have provided, with respect to any document filed with the SEC on or after September 6, 2017, any necessary certification required under Rule 13a-14 under the Exchange Act, as amended;

•
WPCS must have effected the Reverse Stock Split described in WPCS Proposal No. 3;

•
WPCS must have delivered to DropCar written resignations of the officers and directors of WPCS; and

•
Net Cash, determined in accordance with the Merger Agreement, is equal to or greater than $419,000.

Termination of the Merger Agreement and Termination Fee
The Merger Agreement may be terminated at any time before the closing of the Merger, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:
(a)
by mutual agreement of DropCar and WPCS;

(b)
by either DropCar or WPCS if the Merger has not closed on or before March 5, 2018 (other than in cases in which such failure to close is due to a breach by the party wishing to terminate), which date may be extended in certain circumstances;

(c)
by either DropCar or WPCS if there is any law or order that prohibits the completion of the Merger;

(d)
by WPCS if DropCar has not obtained the required vote from DropCar stockholders within two business days of the registration statement on Form S-4 of which this proxy statement/prospectus/information statement being is a part declared effective by the SEC;

(e)
by either DropCar or WPCS if the Special Meeting has been held and completed and the required proposals have not been approved (other than in cases in which such failure has been caused by WPCS’s action or failure to act and such action or failure to act is a material breach by WPCS);

(f)
by DropCar (any time prior to obtaining the required from WPCS stockholders) if  (i) WPCS failed to include its board recommendation of the proposals in this proxy statement/prospectus/information statement, (ii) the WPCS Board has approved, endorsed or recommended any competing proposal, (iii) WPCS has failed to hold the Special Meeting within seventy-five (75) days of this proxy statement/prospectus/information statement being declared effective, (iv) WPCS has entered into any definitive agreement for a competing proposal or (v) WPCS has willfully and intentionally breached the non-solicitation obligations in the Merger Agreement;

(g)
by WPCS (any time prior to obtaining the required vote from DropCar stockholders) if  (i) the DropCar Board fails to include its board recommendation of the proposals in this proxy statement/prospectus/information statement, (ii) the DropCar Board has approved, endorsed or recommended any competing proposal, (iii) DropCar has entered into any definitive agreement for a competing proposal or (iv) DropCar has willfully and intentionally breached the non-solicitation obligations in the Merger Agreement;

(h)
by DropCar upon a material breach by WPCS of any of its representations, warranties, covenants or agreements in the Merger Agreement that would prevent WPCS from satisfying its closing conditions (with a 30-calendar day cure period);

(i)
by WPCS upon a material breach by DropCar of any of its representations, warranties, covenants or agreements in the Merger Agreement that would prevent DropCar from satisfying its closing conditions (with a 30-calendar day cure period);

(j)
by WPCS if the Merger Financing has not been consummated;

(k)
by WPCS (prior to obtaining the required vote from WPCS stockholders) if the WPCS Board authorizes WPCS to enter into any definitive for a competing proposal that constitutes a Superior Offer; or

(l)
by DropCar if WPCS’ Net Cash, as determined under the Merger Agreement, is less than $419,000.

DropCar is required to pay WPCS a termination fee of  $250,000, less any amounts previously paid to WPCS as reimbursement for transaction-related expenses, if the Merger Agreement is terminated by WPCS pursuant to clauses (d), (g), or (j) above. DropCar is also required to reimburse WPCS for all transaction-related expenses incurred by DropCar up to a maximum of  $125,000 if the Merger Agreement is terminated pursuant to clause (i) above or if there is a material adverse effect with respect to DropCar. However, DropCar is not required to pay a termination fee if  (i) the closing prices of a share of WPCS common stock over a consecutive 15-day trading period, as reported on The NASDAQ Capital Market, is less than 75% of the lowest closing price, as reported by The NASDAQ Capital Market, during the five day trading period ending on September 6, 2017 (the date preceding the date on which the Merger was first publicly announced) and (ii) The NASDAQ Capital Market Composite Index, the S&P 500 Index or the Dow Jones Industrial Average for any consecutive 15-day trading period is less than 75% of the lowest of such index or average, as the case may be, during the five day trading period ending on September 6, 2017.
WPCS is required to pay DropCar a termination fee of  $250,000, less amounts previously paid to DropCar as reimbursement for transaction-related expenses, if the Merger Agreement is terminated (i) by WPCS pursuant to clauses (e) or (k) above or (ii) by DropCar pursuant to clauses (e), (f) or (h) above. WPCS is also required to reimburse DropCar for all transaction-related expenses incurred by DropCar up to a maximum of  $125,000 if the Merger Agreement is terminated pursuant to clauses (f) or (l) above or if there is material adverse effect with respect to WPCS.
Any termination of the Merger Agreement shall not relieve any party of liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in the Merger Agreement.
Amendment
The Merger Agreement may be amended by an instrument in writing signed on behalf of each of WPCS, Merger Sub and DropCar with the approval of the respective boards of directors of WPCS, Merger Sub and DropCar at any time, except that after the Merger Agreement has been adopted by the stockholders of WPCS or DropCar, no amendment which by law requires further approval by the stockholders of WPCS or DropCar, as the case may be, shall be made without such further approval.
Expenses
The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above under “Termination of the Merger Agreement and Termination Fee” and except that DropCar and WPCS shall share equally in any fees and expenses incurred by the engagement of the exchange agent and in relation to printing and filing with the SEC of this proxy statement/prospectus/information statement, with DropCar’s share of such printing and filing expenses capped at $125,000.
Directors and Officers of WPCS Following the Merger
Pursuant to the Merger Agreement, each of the directors and officers of WPCS who will not continue as directors or officers of WPCS following the consummation of the Merger, will resign immediately prior to the Effective Time. Following the consummation of the Merger, the WPCS Board will include a total of eight directors. Pursuant to the terms of the Merger Agreement, six of such directors will be designated by DropCar and two of such directors will be designated by WPCS. It is anticipated that Sebastian Giordano and Joshua Silverman will remain as directors of WPCS. Mr. Giordano and Mr. Silverman will appoint Brian Harrington, Zvi Joseph, Solomon Mayer, David Newman, Spencer Richardson and Greg Schiffman

to the WPCS Board. It is anticipated that the executive officers of WPCS upon the Closing will be Spencer Richardson, Chief Executive Officer, David Newman, Chief Business Development Officer, Daniel Gelbtuch, Vice President Corporate Finance and Communications, and Leandro Larroulet, Chief Information Officer.
Amendments to the Certificate of Incorporation of WPCS
WPCS agreed to submit to its stockholders amendments to the WPCS Charter, to, among other things:
•
effect the WPCS Name Change; and

•
effect the Reverse Stock Split.

Each amendment to the WPCS Charter is subject to and conditioned upon the approval and completion of the Merger.
Special Meeting of WPCS Stockholders
WPCS is obligated under the Merger Agreement to call, give notice of and hold the Special Meeting to consider and approve the WPCS Proposals.
DropCar Written Consent
DropCar is obligated under the Merger Agreement to deliver to WPCS the DropCar stockholder Consent adopting the Merger Agreement thereby approving the Merger and related transactions within two (2) business days of the registration statement on Form S-4, of which this proxy statement/prospectus/information statement is a part, being declared effective by the SEC.
Amendment No. 1
On October 10, 2017, the parties amended the Merger Agreement pursuant to Amendment No. 1, to correct a scrivener’s error regarding the percentage of merger consideration to be allocated to Alpha in connection with Alpha’s agreement to fund the Merger Financing.
Amendment No. 2
On November 21, 2017, the parties amended the Merger Agreement pursuant to Amendment No. 2 to increase the size of the board of directors of the combined company after the Closing to eight members.
Amendment No. 3
On December 4, 2017, WPCS, Merger Sub and DropCar entered into Amendment No. 3 to the Merger Agreement. The primary purpose of Amendment No. 3 is to make changes to the definition of Exchange Ratio that were agreed to by the parties in connection with the WPCS Series H-1 Repricing Proposal. The principal changes to the definition of Exchange Ratio are as follows:
1.
The number of shares of WPCS common stock that are deemed to be outstanding at the time of the Merger was increased to 6,530,681.

2.
WPCS equity allocation percentage was increased to 16.01%. Consequently, DropCar’s equity allocation percentage was reduced to 83.99%.

As a result of the reduction in the number of shares to be issued by WPCS in the Merger, the number of shares of WPCS common stock that will be allocated to Alpha in its capacity as an advisor to DropCar in the Merger is also reduced, which required a reduction to the Advisory/Commitment Allocation Percentage was reduced to 15.6% from 15.8%.
Finally, Amendment No. 3 includes new exhibit B-3, which is the form of an Amended and Restated Support Agreement among Alpha, DropCar and WPCS, and which supersedes the Support Agreement that Alpha had previously entered into with DropCar. The Amended and Restated Support Agreement provides that Alpha will own 9.99% of the outstanding shares of WPCS common stock on the Record Date and that it will vote those shares in favor of the Merger and the other proposals set forth in this prospectus/proxy statement/information statement.

AGREEMENTS RELATED TO THE MERGER
DropCar Merger Financing
Pursuant to the Merger Agreement, DropCar is obligated to raise no less than $4.0 million in one or more private placements prior to the closing of the Merger.
On September 6, 2017, DropCar and Alpha, an affiliate of DropCar, entered into an agreement pursuant to which, among other things, Alpha agreed to fund the Merger Financing in exchange for an agreement to issue Alpha 18.58% of the Merger consideration; provided, however, that Alpha’s obligation shall be reduced dollar-for-dollar by any third party investors investing in the Merger Financing but Alpha’s consideration for this commitment shall in no event be reduced to less than 7.5% of the Merger consideration.
As of the date of this registration/proxy/information statement, DropCar has not sold any securities in the Merger Financing. However, from September 6, 2017 through December 1, 2017, WPCS received gross proceeds of approximately $1,325,000 from the exercise of outstanding WPCS Warrants. Assuming all the Series H-1 Warrants are exercised for cash pursuant to the WPCS Series H-1 Repricing Proposal, WPCS will receive an additional $1,474,000 of gross proceeds. The aggregate amount of gross proceeds received since September 6, 2017 from the exercise of WPCS Warrants (approximately $2.8 million if all the Series H-1 Warrants are exercised pursuant to the WPCS Series H-1 Repricing Proposal) will be credited against the Merger Financing and may be treated as raised from Affiliates if an Additional Financing is required.
DropCar Stockholder Support Agreements
In order to induce WPCS to enter into the Merger Agreement, certain DropCar stockholders are parties to support agreements with WPCS pursuant to which, among other things, each stockholder has agreed, solely in his or its capacity as a DropCar stockholder, to vote all of his or its shares of DropCar capital stock in favor of the adoption of the Merger Agreement, the approval of the transactions contemplated thereby, including the Merger, and the approval of any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by the DropCar stockholders and against any Acquisition Proposal. These DropCar stockholders have also granted WPCS an irrevocable proxy to vote their respective shares of DropCar capital stock in accordance with the support agreements. The DropCar stockholders may vote their shares of DropCar capital stock on all other matters not referred to in such proxy.
The parties to the support agreements with WPCS include DropCar’s two senior executive officers, all of DropCar’s directors and Alpha.
As of December 1, 2017, the DropCar stockholders that are party to a support agreement with WPCS owned an aggregate of 5,122,666 shares of DropCar common stock, 1,624,979 shares of DropCar Preferred Stock, convertible notes of DropCar convertible into an aggregate of 1,093,732 shares of DropCar common stock and warrants to purchase up to an aggregate of 699,482 shares of DropCar common stock, representing, in the aggregate, approximately 53.4% of the outstanding shares of DropCar capital stock on an as converted to common stock basis. Within two (2) days following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus/information statement is a part and pursuant to the Merger Agreement, DropCar stockholders holding a sufficient number of shares of DropCar capital stock to adopt the Merger Agreement and approve the Merger and related transactions are required to deliver the DropCar Stockholders Consent. Therefore, holders of a sufficient number of shares of DropCar capital stock required to adopt the Merger Agreement and approve the Merger and related transactions are contractually obligated to adopt the Merger Agreement and are expected to adopt the Merger Agreement via written consent.
Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of DropCar capital stock and other securities convertible into or exchangeable for shares of DropCar common stock held by them, or any voting rights with respect thereto, until the earlier of the termination of the Merger Agreement and the completion of the Merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreement, each person to which any shares of DropCar capital stock or securities convertible into or exchangeable for shares of DropCar common stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement.
In addition, certain specified stockholders of DropCar have agreed to vote any shares of DropCar capital stock they own as of the record date for the DropCar stockholder vote in favor of approving the transactions contemplated by the Merger Agreement and against taking specified actions that could adversely affect the consummation of the Merger.
WPCS Stockholder Support Agreements
In order to induce DropCar to enter into the Merger Agreement, the senior executive officers of WPCS (i.e., Sebastian Giordano and David Allen), certain WPCS directors (i.e., Charles Benton, Norm Dumbroff, Edward Gildea and Joshua Silverman) and certain holders of shares of WPCS convertible preferred stock and warrants to purchase shares of WPCS common stock (i.e., Alpha, Iroquois Capital Management LLC, Iroquois Capital Investment Fund and Brio Capital) have entered into support agreements with DropCar pursuant to which, among other things, each has agreed, solely in his or its capacity as a WPCS securityholder, to vote all of his or its shares of WPCS common stock held as of the Record Date in favor of  (i) the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of WPCS common stock to DropCar stockholders, (ii) an amendment to the WPCS Charter to effect the Reverse Stock Split, (iii) an amendment to the WPCS Charter to effect the WPCS Name Change, (iv) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the approval of the other matters to be approved on date of the Special Meeting, and (v) any other matter necessary to consummate the transactions contemplated by the Merger Agreement that are considered and voted upon by WPCS stockholders at the Special Meeting and against any Acquisition Proposal. These WPCS securityholders have also granted DropCar an irrevocable proxy to vote their respective shares of WPCS common stock in accordance with these support agreements. Otherwise, these WPCS securityholders may vote their shares of WPCS common stock on all other matters not referred to in such proxy.
As of December 1, 2017, the persons who are party to the support agreements owned an aggregate of 6,559 shares of WPCS common stock (the sole voting security of WPCS). However, at such date, they had the right to acquire, either by exercising their right to purchase shares of WPCS common stock or to convert shares of WPCS convertible preferred stock into shares of WPCS common stock, up to 4,303,467 shares of WPCS common stock (after taking into account any limitations on their right to convert or exercise, as the case may be), representing approximately 45% of the outstanding shares of WPCS common stock on an as-converted to common stock basis.
In addition, pursuant to the terms of the Amended and Restated Support Agreement among Alpha, DropCar and WPCS, Alpha agreed that on the Record Date it will own 9.99% of WPCS’ actual issued and outstanding shares of common stock.
Under these support agreements, subject to certain exceptions, such stockholders have also agreed not to sell or transfer their shares of WPCS common stock and securities convertible into or exchangeable for shares of WPCS common stock held by them until the earlier of the termination of the Merger Agreement and the completion of the Merger, subject to certain exceptions. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the support agreements, each person to which any shares of WPCS common stock or securities convertible into or exchangeable for shares of WPCS common stock are so sold or transferred must agree in writing to be bound by the terms and provisions of the support agreement, except in the case of shares acquired by the exercise of warrants and subsequently resold pursuant to an effective registration statement.
Lock-up Agreements
In connection with the signing of the Merger Agreement, certain WPCS securityholders and DropCar stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or enter into any agreements to sell or transfer, or engage in swap or similar transactions with respect to, shares of WPCS common stock, including, shares received in the Merger and issuable upon exercise of options or warrants held by such securityholders, in each case from the Closing until the date that is 90 days or 365 days, as applicable, from the Closing.
As of December 1, 2017, the WPCS securityholders that are party to lock-up agreements owned no shares of WPCS common stock (the sole voting security of WPCS). However, the WPCS securityholders who have signed lock-up agreements have the right to acquire an aggregate of approximately 3,159,000 shares of WPCS common stock upon the exercise of outstanding stock options or warrants, representing approximately 38% of the outstanding shares of WPCS common stock on an as converted to common stock basis.
As of December 1, 2017, the DropCar stockholders who have executed lock-up agreements owned in the aggregate approximately 30.6% of the outstanding shares of DropCar common stock on an as if converted into common stock basis.
“Dribble-Out” Agreements
In connection with the signing of the Merger Agreement, certain DropCar stockholders who also own shares of WPCS capital stock, entered into “dribble out” agreements, pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or enter into agreements to sell or transfer, or engage in swap or similar transactions with respect to, shares of WPCS common stock, including, as applicable, shares received in the Merger and shares issuable upon the conversion of shares of WPCS preferred stock or the exercise of warrants to purchase shares of WPCS common stock, in each case from the Closing until the date that is 30 days from the Closing. On each of the 30th, 60th, 90th, and 120th day after the Closing, 25% of the shares subject to each applicable “dribble out” agreement will no longer be subject to any restrictions. As of December 1, 2017, DropCar stockholders who executed “dribble out” agreements referenced in this paragraph owned in the aggregate approximately 34.1% of the outstanding shares of DropCar common stock on an as if converted into common stock basis.
In addition, other DropCar stockholders, as well as certain WPCS stockholders, have entered into “dribble out” agreements, pursuant to which such parties have agreed not to, except in limited circumstances, with respect to 50% of the shares beneficially owned by such stockholders, sell or transfer, or enter into any contract for the sale or transfer, or engage in swap or similar transactions with respect to, shares of WPCS common stock that they own, including, as applicable, shares of WPCS common stock they will receive in the Merger and shares of WPCS common stock issuable upon exercise of certain options or warrants, in each case from the Closing until the date that is 30 days from the Closing. On the 30th, 60th, 90th and 120th day after the Closing, 25% of the shares subject to each applicable “dribble out” agreement will no longer be subject to any restrictions on trading. The stockholders subject to the form of “dribble out” agreement described in this paragraph also agreed to subject the other 50% of their shares to restrictions on transfer for a reasonable period of time requested by investors in the Merger Financing but in no event to exceed 180 days.
As of December 1, 2017, WPCS stockholders that are party to a “dribble out” agreement referenced in the previous paragraph beneficially owned no shares of WPCS common stock. However, they have the right to acquire shares of WPCS common stock upon the conversion of outstanding shares of WPCS preferred stock that they own and upon the exercise of outstanding warrants that they own. As of December 1, 2017, the DropCar stockholders who have executed “dribble out” agreements referenced in the previous paragraph owned in the aggregate approximately 24.4% of the outstanding shares of DropCar common stock on an as if converted into common stock basis.
Finally, certain DropCar stockholders have entered into “dribble out” agreements, pursuant to which they agreed not to, except in limited circumstances, sell or transfer, or enter into any contract for the sale or transfer, or engage in swap or similar transactions with respect to, shares of WPCS common stock, including, as applicable, shares of WPCS common stock they will receive in the Merger and shares of WPCS common stock issuable upon exercise of certain stock options they own, in each case from the Closing until the date that is 90 days from the Closing. On the 91st day after the Closing, 5% of the shares subject to each applicable “dribble out” agreement will no longer be subject to any restrictions on trading. On each of the 121st and 151st day after the Closing, an additional 10% of the original shares subject to each applicable “dribble out” agreement will no longer be subject to restrictions on trading. On the 180th day after the Closing, all shares subject to the “dribble out” agreement described in this paragraph will no longer be subject to restrictions on trading. As of December 1, 2017, the DropCar stockholders who have executed “dribble out” agreements referenced in the previous paragraph owned in the aggregate approximately 8.9% of the outstanding shares of DropCar common stock on an as if converted into common stock basis.

MATTERS BEING SUBMITTED TO A VOTE OF WPCS STOCKHOLDERS
PROPOSAL NO. 1:
APPROVAL OF THE MERGER AND THE ISSUANCE OF COMMON STOCK IN THE MERGER
At the Special Meeting, WPCS stockholders will be asked to approve the Merger and the issuance of WPCS common stock to DropCar stockholders pursuant to the Merger Agreement. Immediately following the Merger, it is expected that DropCar securityholders, including investors who participate in the Merger Financing, and certain DropCar advisors will own approximately 83.99% of the issued and outstanding shares of WPCS common stock of WPCS and WPCS securityholders will own approximately 16.01% of the issued and outstanding shares of WPCS common stock.
Changes in the amount of Net Cash between the signing of the Merger Agreement and the Closing could result in relative ownership percentages that are different than those described above.
The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of WPCS common stock in the Merger are described in detail in the other sections in this proxy statement/prospectus/information statement. A copy of the Merger Agreement is attached to this proxy statement/prospectus/information statement as Annex A.
Required Vote
The affirmative vote of the holders of a majority of the shares of WPCS common stock having voting power present in person or represented by proxy at the WPCS Special Meeting is required to approve WPCS Proposal No. 1. Each of WPCS Proposal Nos. 1, 2, 3 and 4 are conditioned upon each other. Therefore, the Merger cannot be consummated without the approval of WPCS Proposal Nos. 1, 2, 3 and 4.
THE WPCS BOARD OF DIRECTORS RECOMMENDS THAT THE WPCS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE MERGER AND THE ISSUANCE OF WPCS COMMON STOCK PURSUANT TO THE MERGER AGREEMENT.

PROPOSAL NO. 2:
APPROVAL OF AN AMENDMENT TO THE WPCS CHARTER EFFECTING THE WPCS NAME CHANGE
At the Special Meeting, WPCS stockholders will be asked to approve an amendment to the WPCS Charter to effect the WPCS Name Change. The primary reason for the corporate name change is that management believes this will allow for brand recognition of DropCar’s products and services following the consummation of the Merger. WPCS’s management believes that the current name will no longer accurately reflect the business of WPCS and the mission of WPCS subsequent to the consummation of the Merger.
Required Vote
The affirmative vote of holders of a majority of the issued and outstanding shares of WPCS common stock entitled to vote on the Record Date for the WPCS Special Meeting is required to approve WPCS Proposal No. 2. Each of WPCS Proposal Nos. 1, 2, 3 and 4 are conditioned upon each other. Therefore, the Merger cannot be consummated without the approval of WPCS Proposal Nos. 1, 2, 3 and 4.
THE WPCS BOARD OF DIRECTORS RECOMMENDS THAT WPCS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE AN AMENDMENT TO THE WPCS CHARTER EFFECTING THE WPCS NAME CHANGE.

PROPOSAL NO. 3:
APPROVAL OF AN AMENDMENT TO THE WPCS CHARTER EFFECTING THE REVERSE STOCK SPLIT
General
At the Special Meeting, WPCS stockholders will be asked to approve an amendment to the WPCS Charter effecting the Reverse Stock Split. Upon the effectiveness of this amendment effecting the Reverse Stock Split (the “Split Effective Time”), the issued shares of WPCS common stock immediately prior to the Split Effective Time will be reclassified into a smaller number of shares such that a WPCS stockholder will own one new share of WPCS common stock for every 1.5 to 10 shares (or any number in-between and as determined by the WPCS Board) of issued WPCS common stock held by that stockholder immediately prior to the Split Effective Time.
If WPCS Proposal No. 3 is approved, the Reverse Stock Split would become effective in connection with the closing of the Merger. The WPCS Board may affect only one reverse stock split in connection with this Proposal No. 3. The WPCS Board’s decision will be based on a number of factors, including market conditions, existing and expected trading prices for WPCS common stock and the listing requirements of NASDAQ.
The form of the amendment to the WPCS Charter to effect the Reverse Stock Split, as more fully described below, will effect the Reverse Stock Split but will not change the number of authorized shares of WPCS common stock or preferred stock, or the par value of WPCS common stock or WPCS preferred stock.
Purpose
The WPCS Board approved the proposal approving the amendment to the WPCS Charter effecting the Reverse Stock Split for the following reasons:
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the WPCS Board believes effecting the Reverse Stock Split may be required to obtain the approval of NASDAQ to list the WPCS common stock on The NASDAQ Capital Market following the Merger; and

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the WPCS Board believes a higher stock price may help generate investor interest in WPCS.

If the Reverse Stock Split successfully increases the per share price of WPCS common stock, the WPCS Board believes this increase may increase trading volume in WPCS common stock and facilitate future financings by WPCS.
Requirements for Listing on The NASDAQ Capital Market
WPCS common stock is currently quoted on The NASDAQ Capital Market under the symbol “WPCS.” WPCS has filed an initial listing application pursuant to NASDAQ’s “reverse merger” rules to have the WPCS common stock listed on The NASDAQ Capital Market immediately upon consummation of the Merger.
According to NASDAQ rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-NASDAQ entity, resulting in a change of control of the issuer and potentially allowing the non-NASDAQ entity to obtain a NASDAQ listing. Accordingly, the listing standards of NASDAQ will require WPCS to have, among other things, a $4.00 per share minimum bid price upon the Closing. Therefore, the Reverse Stock Split may be necessary in order to consummate the Merger.
One of the effects of the Reverse Stock Split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in WPCS’s management being able to issue more shares without further stockholder approval. For example, before the Reverse Stock Split, WPCS’s authorized but unissued shares immediately prior to the closing of the Merger would be approximately 89 million compared to shares issued and outstanding on a fully-diluted basis of approximately 11 million. If WPCS effects the Reverse Stock Split using a 1:5 ratio, its authorized but unissued shares immediately prior to the Closing would be approximately 97.8 million compared to shares issued of approximately 2.2 million. WPCS currently has no plans to issue shares, other than in connection with the Merger, and to satisfy obligations under WPCS stock options from time to time as WPCS stock options are exercised. The Reverse Stock Split will not affect the number of authorized shares of WPCS common stock, which will continue to be authorized pursuant to the WPCS Charter.
Potential Increased Investor Interest
On ______ __, 2017, WPCS common stock closed at $___ per share. An investment in WPCS common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the WPCS Board believes that most investment funds are reluctant to invest in lower priced stocks.
There are risks associated with the Reverse Stock Split, including that the Reverse Stock Split may not result in an increase in the per share price of WPCS common stock.
WPCS cannot predict whether the Reverse Stock Split will increase the market price for the WPCS common stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:
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the market price per share of WPCS common stock after the Reverse Stock Split will rise in proportion to the reduction in the number of shares of WPCS common stock outstanding before the Reverse Stock Split;

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the Reverse Stock Split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;

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the Reverse Stock Split will result in a per share price that will increase the ability of WPCS to attract and retain employees; or

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the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by NASDAQ for continued listing, or that WPCS will otherwise meet the requirements of NASDAQ for inclusion for trading on The NASDAQ Capital Market, including the $4.00 minimum bid price upon the closing of the Merger.

The market price of WPCS common stock will also be based on the performance of WPCS and other factors, some of which are unrelated to the number of shares outstanding. If the Reverse Stock Split is effected and the market price of WPCS common stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of WPCS may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of WPCS common stock could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Stock Split.
Principal Effects of the Reverse Stock Split
The amendment to the WPCS Charter effecting the Reverse Stock Split is set forth in Annex C to this proxy statement/prospectus/information statement.
The Reverse Stock Split will be effected simultaneously for all outstanding shares of WPCS common stock. The Reverse Stock Split will affect all of the WPCS stockholders uniformly as well as holders of options, warrants and shares of WPCS convertible preferred stock.
Following the Reverse Stock Split each WPCS stockholder’s percentage ownership interests in WPCS will remain the same as it was prior to the Reverse Stock Split, except to the extent that the Reverse Stock Split results in any of the WPCS stockholders owning a fractional share. WPCS common stock issued pursuant to the Reverse Stock Split will remain fully paid and nonassessable. The Reverse Stock Split will not affect the total proportionate ownership of WPCS following the Merger. The Reverse Stock Split will not affect WPCS continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting the Reverse Stock Split and Exchange of Stock Certificates
If the WPCS stockholders approve the amendment to the WPCS Charter effecting the Reverse Stock Split, and if the WPCS Board still believes that the Reverse Stock Split is in the best interests of WPCS and the WPCS stockholders, WPCS will file the amendment to the WPCS Charter with the Secretary of State of the State of Delaware at such time as the WPCS Board has determined to be the appropriate Split Effective Time. The WPCS Board may delay effecting the Reverse Stock Split without resoliciting stockholder approval. Beginning at the Split Effective Time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.
As soon as practicable after the Split Effective Time, WPCS stockholders will be notified that the Reverse Stock Split has been effected. WPCS expects that the WPCS transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by WPCS. In the event that WPCS Proposal No. 3 is approved, the certificates reflecting the post-split shares will also reflect the change of the WPCS corporate name to “DropCar, Inc.” No new certificates will be issued to a stockholder until such stockholder has surrendered such stockholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. WPCS stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.
Fractional Shares
No fractional shares will be issued in connection with the Reverse Stock Split. WPCS stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the WPCS common stock on The NASDAQ Capital Market on the date immediately preceding the Split Effective Time. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.
By approving the amendment to the WPCS Charter effecting the Reverse Stock Split, WPCS stockholders will be approving the combination of a range of every 1.5 to 10 shares (or any number in between) of WPCS common stock issued and outstanding into one share of WPCS common stock.
WPCS stockholders should be aware that, under the escheat laws of the various jurisdictions where WPCS stockholders reside, where WPCS is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by WPCS or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, WPCS stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.
Potential Anti-Takeover Effect
Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the WPCS Board or contemplating a tender offer or other transaction for the combination of WPCS with another company, the Reverse Stock Split proposal is not being proposed in response to any effort of which WPCS is aware to accumulate shares of WPCS common stock or obtain control of WPCS, other than in connection with the Merger, nor is it part of a plan by management to recommend a series of similar amendments to the WPCS Board and WPCS stockholders. Other than the proposals being submitted to the WPCS stockholders for their consideration at the Special Meeting, the WPCS Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or effect a change of control of WPCS. For more information, please see the section entitled “Risk Factors—Risks Related to the Common Stock of WPCS,” and “Description of WPCS Capital Stock—Anti-Takeover Effects of Provisions of WPCS Charter Documents” and “— Anti-Takeover Effects of Delaware Law.”
Material U.S. Federal Income Tax Consequences of the Reverse Stock Split
The following discussion is a summary of the material U.S. federal income tax consequences of the Reverse Stock Split to U.S. Holders (as defined below) of WPCS common stock, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of WPCS common stock. WPCS has not sought and will not seek an opinion of counsel or any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Reverse Stock Split.
This discussion is limited to holders who hold their WPCS common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of a WPCS stockholder, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders of WPCS common stock that are subject to special rules, including, without limitation:
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persons who are not U.S. Holders (as defined below);

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U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

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persons holding WPCS common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies and other financial institutions;

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real estate investment trusts or regulated investment companies;

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brokers, dealers or traders in securities;

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S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons deemed to sell WPCS common stock under the constructive sale provisions of the Code;

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persons who hold or receive WPCS common stock pursuant to the exercise of any employee stock options or otherwise as compensation; and

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tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of WPCS common stock that, for U.S. federal income tax purposes, is or is treated as:
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an individual who is a citizen or resident of the United States;

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a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
If an entity treated as a partnership for U.S. federal income tax purposes holds WPCS common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding WPCS common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
In addition, the following discussion does not address the tax consequences of the Reverse Stock Split under state, local and foreign tax laws. Furthermore, the following discussion does not address any tax consequences of transactions effectuated before, after or at the same time as the Reverse Stock Split, whether or not they are in connection with the Reverse Stock Split.
HOLDERS OF WPCS COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Tax Consequences of the Reverse Stock Split
The Reverse Stock Split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a U.S. Holder of WPCS common stock generally should not recognize gain or loss upon the Reverse Stock Split, except with respect to cash received in lieu of a fractional share of WPCS common stock, as discussed below. A U.S. Holder’s aggregate tax basis in the shares of WPCS common stock received pursuant to the Reverse Stock Split should equal the aggregate tax basis of the shares of the WPCS common stock surrendered (excluding any portion of such basis that is allocated to any fractional share of WPCS common stock), and such U.S. Holder’s holding period in the shares of WPCS common stock received should include the holding period in the shares of WPCS common stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of WPCS common stock surrendered to the shares of WPCS common stock received in a recapitalization pursuant to the Reverse Stock Split. U.S. Holders of shares of WPCS common stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.
Cash in Lieu of Fractional Shares
A U.S. Holder of WPCS common stock that receives cash in lieu of a fractional share of WPCS common stock pursuant to the Reverse Stock Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the shares of WPCS common stock surrendered that is allocated to such fractional share of WPCS common stock. Such capital gain or loss should be long-term capital gain or loss if the U.S. Holder’s holding period for WPCS common stock surrendered exceeded one year at the Split Effective Time.
Information Reporting and Backup Withholding
Payments of cash made in lieu of a fractional share of WPCS common stock may, under certain circumstances, be subject to information reporting and backup withholding. To avoid backup withholding, each holder of WPCS common stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.
Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of WPCS common stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Required Vote
The affirmative vote of holders of a majority of the issued and outstanding shares of WPCS common stock entitled to vote on the Record Date for the Special Meeting is required to approve the amendment to the WPCS Charter effecting the Reverse Stock Split, at a ratio mutually agreed to by WPCS and DropCar in the range of one new share for every 1.5 to 10 shares (or any number in between) issued and outstanding.
THE WPCS BOARD OF DIRECTORS RECOMMENDS THAT WPCS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE AN AMENDMENT TO THE WPCS CHARTER EFFECTING THE REVERSE STOCK SPLIT.

PROPOSAL NO. 4
APPROVAL OF AMENDMENT TO WPCS INTERNATIONAL INCORPORATED
AMENDED AND RESTATED 2014 EQUITY INCENTIVE PLAN;
RE-APPROVAL OF CODE SECTION 162(m) BUSINESS CRITERIA
WPCS currently maintains the WPCS International Incorporated Amended and Restated 2014 Equity Incentive Plan (the “Plan”), which the WPCS Board originally adopted on January 15, 2014 and the WPCS stockholders originally approved at a special meeting on July 15, 2014. The Plan as amended and restated was approved by the WPCS Board on August 7, 2015 and by the WPCS stockholders at the WPCS 2015 annual meeting of stockholders on September 29, 2015. The purpose of the Plan is to promote WPCS’ success and to increase stockholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.
As of December 1, 2017, there were approximately 368,000 shares of WPCS common stock available for issuance under the Plan, stock options to purchase approximately 3,225,760 shares were outstanding and approximately 65,000 shares have been issued as restricted stock. On ________ __, 2017, the last trading day before the date of this proxy statement/prospectus/information statement, the closing price of WPCS common stock as reported on the NASDAQ Capital Market was $______ per share, and a total of ______ shares of WPCS common stock were outstanding.
The primary purpose of the proposed amendments to the Plan is to provide WPCS with appropriate capacity to issue equity compensation following the closing of the Merger. The WPCS Board has reviewed the Plan to determine whether it remains a flexible and effective source of incentive compensation in terms of the number of shares of common stock available for awards and in design. WPCS believes that stock options and other stock-based awards are a critical part of the compensation package offered to new, existing and key employees and is an important tool in its ability to attract and retain talented personnel, particularly following the Merger. WPCS recognizes that equity compensation awards dilute stockholder equity and must be used judiciously. WPCS’s equity compensation practices are designed to be in line with industry norms, and WPCS believes its historical share usage has been responsible and mindful of stockholder interests. The WPCS Board believes that the increase of the reserve is appropriate, given the combined company’s needs.
Based on its review, the WPCS Board approved the following amendments to the Plan on November 9, 2017, subject to approval by the WPCS stockholders. WPCS is asking stockholders to approve the amendments to the Plan, which would:
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increase the number of shares available for issuance under the Plan by 6,450,000 shares, from 3,659,091 currently to 10,109,091 (prior to any reverse split) and provide that all such shares may be granted as “incentive stock options” (within the meaning of Section 422 of the Code, and

•
extend the expiration date of the Plan from August 7, 2025 to November 9, 2027.

WPCS is also asking stockholders to re-approve the business criteria that may be used in establishing performance goals for performance awards granted under the Plan, for purposes of Section 162(m) of the Code.
Section 162(m) of the Code disallows a deduction to any publicly held corporation and its affiliates for certain compensation paid to “covered employees” in a taxable year to the extent that compensation to a covered employee exceeds $1 million. However, some kinds of compensation, including qualified “performance-based compensation,” are not subject to this deduction limitation. For compensation awarded under a plan to qualify as “performance-based compensation” under Section 162(m) of the Code, among other things, the following terms must be disclosed to and approved by the stockholders before the compensation is paid: (i) a description of the employees eligible to receive such awards; (ii) a per-person limit on the number of shares subject to stock options, stock appreciation rights and performance-based stock awards; and (iii) a description of the business criteria upon which the performance goals for performance-based awards may be granted (or become vested or exercisable). WPCS believes it is in the best interests of the company and its stockholders to preserve the ability to grant “performance-based compensation” under Section 162(m) of the Code. However, in certain circumstances, WPCS may determine to grant compensation to covered employees that is not intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code. Moreover, even if WPCS grants compensation that is intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, WPCS cannot guarantee that such compensation ultimately will be deductible by WPCS.
If the Merger is not consummated and this proposal is not approved by the WPCS stockholders, the current version of the Plan will remain unchanged and in effect according to its current terms and WPCS may continue to grant awards under the Plan until no more shares are available for issuance.
Corporate Governance Aspects of the Plan
The Plan has been designed to include a number of provisions that promote best practices by reinforcing the alignment between equity compensation arrangements for eligible employees and non-employee directors and the WPCS stockholders’ interests. These provisions include, but are not limited to, the following:
•
No Discounted Stock Options or Stock Appreciation Rights (SARs).   Stock options and SARs may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date.

•
No Repricing without Stockholder Approval.   Other than in connection with a change in WPCS’ capitalization, at any time when the purchase price of a stock option or SAR is above the fair market value of a share, WPCS will not, without stockholder approval, reduce the purchase price of such stock option or SAR and will not exchange such stock option or SAR for a new award with a lower (or no) purchase price or for cash.

•
10-Year Limit for Stock Option and SARs.   The maximum term of each stock option and SAR is 10 years.

•
No Reload Grants.   Reload grants, or the granting of stock options conditioned upon delivery of shares to satisfy the exercise price and/or tax withholding obligation under another employee stock option, are not permitted.

•
No Transferability.   Awards generally may not be transferred, except by will or the laws of descent and distribution, unless approved by the Administrator (as defined below).

•
No Evergreen Provision.   The Plan does not contain an “evergreen” feature pursuant to which the shares authorized for issuance will be automatically replenished.

•
No Automatic Grants.   The Plan does not provide for automatic grants to any participant.

•
No Tax Gross-Ups.   The Plan does not provide for any tax gross-ups.

•
Multiple Award Types.   The Plan permits the issuance of ISOs, nonqualified stock options, SARs, restricted share units (or RSUs), restricted shares, and other types of equity and cash incentive grants, subject to the share limits of the Plan. This breadth of award types will enable the Administrator to tailor awards in light of the accounting, tax and other standards applicable at the time of grant. Historically, these standards have changed over time.

•
Limited Dividends.   The Plan does not allow for the payment of dividends or dividend equivalents before the vesting of the underlying award.

•
Tax Deductible Awards.   The Plan contains provisions that are required for future awards to certain covered employees (including cash awards) to be eligible to be deductible under Section 162(m) of the Code as “performance-based compensation.”

•
Clawback.   Awards granted under the Plan are subject to any then current compensation recovery or clawback policy of WPCS and to all applicable laws requiring the clawback of compensation.

•
Independent Oversight.   The Plan is administered by a committee of independent board members.

•
Director Limits.   The Plan contains limits on the amounts of annual awards that may be granted to non-employee directors.

Material Terms of the Plan
The material terms of the Plan are summarized below. This summary is not intended to be a complete description of the Plan, and is qualified in its entirety by the actual text of the Plan, which is attached as Appendix D to this proxy statement/prospectus/information statement.
Administration of the Plan.   The Plan will be administered by the WPCS Board or a committee appointed by the WPCS Board, or the Administrator. The WPCS Board has appointed the Executive Committee as the Administrator. The Administrator, in its discretion, selects the individuals to whom awards may be granted, the time or times at which such awards are granted and the terms and conditions of such awards.
Type of Awards.   The following types of awards are available for grant under the Plan: ISOs, nonqualified stock options, SARs, restricted shares, RSUs, cash awards and other stock and cash-based awards.
Number of Authorized Shares.   Subject to adjustment in connection with certain changes in capitalization (as described below under “Adjustments”), the number of shares of WPCS common stock reserved for issuance under the Plan is equal to: (1) 3,659,091, plus (2) 6,450,000 (subject to stockholder approval).
All 6,776,018 of the shares available for issuance under the Plan will be available for issuance as ISOs.
The maximum number of each type of award intended to qualify as “performance-based compensation” under Section 162(m) of the Code granted to any participant under the Plan may not exceed the following:
•
options and SARs — 3,659,091 shares;

•
stock-based awards other than options and SARs — 2,625,000 shares through the first meeting of WPCS stockholders that occurs in 2022; and

•
cash awards — $1,000,000 through the first meeting of WPCS stockholders that occurs in 2022.

Director Award Limits.   The maximum number of shares that may be subject to stock options or SARs under the Plan granted to any one participant who is a member of the WPCS Board during any calendar year will be 225,000. The maximum number of shares that may be subject to stock awards under the Plan (other than stock options or SARs) granted to any one participant who is a member of the WPCS Board during any calendar year will be 225,000.
Share Counting.   The Administrator may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments in accordance with the Plan. Shares will be counted against those reserved to the extent such shares have been delivered and are no longer subject to a substantial risk of forfeiture. Accordingly, (1) to the extent that an award under the Plan is canceled, expired, forfeited, settled in cash, settled by delivery of fewer shares than the number of shares underlying the award, or otherwise terminated without delivery of shares to the participant, the shares retained by or returned to WPCS will not be deemed to have been delivered under the Plan and will be deemed to remain or to become available under the Plan; and (2) shares that are withheld from an award or separately surrendered by the participant in payment of the exercise price or taxes relating to an award will be deemed to constitute shares not delivered and will be deemed to remain or to become available under the Plan.
Eligibility and Participation.   Eligibility to participate in the Plan is limited to such employees, officers, non-employee directors and consultants of WPCS, or of any subsidiary, as the Administrator may determine and designate from time to time. As of December 1, 2017, there were approximately 30 individuals eligible to participate in the Plan.

Grant of Stock Options and SARs.   The Administrator may award ISOs and nonqualified stock options (together, options) and SARs to participants under the Plan. SARs may be awarded either in tandem with or as a component of other awards or alone.
Exercise Price of Options and SARs.   The exercise price per share of an option will be at least 100% of the fair market value per share of WPCS common stock underlying the award on the grant date. A SAR will confer on the participant a right to receive, upon exercise, a payment of the excess of  (1) the fair market value of one share of WPCS common stock on the date of exercise over (2) the grant price of the SAR as determined by the Administrator, which grant price will be fixed at the fair market value of a share of stock on the grant date. SARs granted in tandem with an outstanding option following the grant date of the option will have a grant price that is equal to the option’s exercise price. However, the SAR’s grant price may not be less than the fair market value of a share of stock on the grant date of the SAR.
Special Limitations on ISOs.   In the case of a grant of an option intended to qualify as an ISO to a participant that owns more than 10% of the total combined voting power of all classes of WPCS’ outstanding stock, or a 10% stockholder, the exercise price of the option will not be less than 110% of the fair market value of a share of WPCS common stock on the grant date. Additionally, an option will constitute an ISO only (1) if the participant is an employee of WPCS or a subsidiary of WPCS, (2) to the extent such option is specifically designated as an ISO in the related award agreement and (3) to the extent that the aggregate fair market value (determined at the time the option is granted) of the shares of stock with respect to which all ISOs held by the participant become exercisable for the first time during any calendar year (under the Plan and all other plans of the participant’s employer and its affiliates) does not exceed $100,000.
Exercise of Options and SARs.   An option may be exercised by the delivery to WPCS of written notice of exercise and payment in full of the exercise price (plus the amount of any taxes which WPCS may be required to withhold). The Administrator has the discretion to determine the method or methods by which a SAR may be exercised.
Expiration of Options and SARs.   Options and SARs will expire at such time as the Administrator determines. However, no option or SAR may be exercised more than 10 years from the grant date, or in the case of an ISO held by a 10% stockholder, more than five years from the grant date.
Restricted Shares.   Restricted shares are shares of WPCS common stock subject to such restrictions on transferability, risk of forfeiture and other restrictions as the Administrator may impose. Such restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Administrator may determine at the grant date or thereafter. Except to the extent restricted under the terms of the Plan and the applicable award agreement relating to the restricted shares, a participant granted restricted shares will have all of the rights of a stockholder, including the right to vote the restricted shares and the right to receive dividends thereon. However, stock distributed in connection with a stock split or stock dividend, and cash and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted shares with respect to which the stock or other property has been distributed.
RSUs.   A restricted share unit, or RSU, represents the right to receive from WPCS on the respective scheduled vesting or payment date for the RSU, one share of WPCS common stock. An award of RSUs may be subject to the attainment of specified performance goals or targets, forfeitability provisions and such other terms and conditions as the Administrator may determine. At the time an award of RSUs is made, the Administrator will establish a period of time during which the RSUs will vest and the timing for settlement of the RSUs. The Administrator may determine to pay dividend equivalent rights with respect to RSUs, in which case WPCS will establish an account for the participant and reflect in that account any securities, cash or other property comprising any dividend or property distribution with respect to the shares of WPCS common stock underlying each RSU. Each amount or other property credited will be subject to the same vesting conditions as the RSUs to which it relates. Each participant receiving RSUs will have no rights as a stockholder with respect to such RSUs until shares of WPCS common stock are issued to the participant in connection with the RSUs.

Cash Awards.   The Administrator may grant cash bonuses under the Plan in such amounts and at such times as it determines, including discretionary awards, awards based on objective or subjective performance criteria and awards subject to other vesting criteria.
Other Awards.   The other types of awards that may be granted under the Plan include: (1) stock bonuses, performance stock, performance units, dividend equivalents or similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to WPCS common stock, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; or (2) any similar securities with a value derived from the value of or related to WPCS common stock and/or returns thereon.
Section 162(m) Performance-Based Awards.   Any restricted shares, RSUs, cash awards or other awards granted under the Plan may be, and any options and SARs granted typically will be, granted as awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, or Performance-Based Awards. The grant, vesting, exercisability or payment of Performance-Based Awards may depend on the degree of achievement of one or more performance goals relative to a pre-established targeted level or levels using the business criteria provided for below for WPCS on a consolidated basis or for one or more of WPCS’ subsidiaries, segments, divisions or business units, or any combination of the foregoing. Such criteria may be evaluated on an absolute basis or relative to prior periods, industry peers or stock market indices.
Performance Goals.   The specific performance goals for Performance-Based Awards will be, on an absolute or relative basis, established based on such business criteria as selected by the Administrator in its sole discretion, including the following:
(1)
earnings per share,

(2)
cash flow (which means cash and cash equivalents derived from either (a) net cash flow from operations or (b) net cash flow from operations, financing and investing activities),

(3)
total stockholder return,

(4)
price per share of WPCS common stock,

(5)
gross revenue,

(6)
revenue growth,

(7)
operating income (before or after taxes),

(8)
net earnings (before or after interest, taxes, depreciation and/or amortization),

(9)
return on equity,

(10)
capital employed, or on assets or on net investment,

(11)
cost containment or reduction,

(12)
operating margin,

(13)
debt reduction,

(14)
production or production growth,

(15)
strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share of one or more products or customers, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions resource,

(16)
successful completion of financings, or

(17)
any combination or derivation of the foregoing.

Performance targets will be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the targets were set unless the Administrator provides otherwise at the time of establishing the targets. However, the Administrator may not make any adjustment to the extent it would adversely affect the qualification of any compensation payable under such performance targets as “performance-based compensation” under Section 162(m) of Code. The applicable performance measurement period may not be less than three months nor more than ten years.
Stockholders are being asked to re-approve the foregoing business criteria on which performance goals may be based for purposes of Section 162(m) of the Code in this Proposal No. 4.
Adjustments.   Upon or in contemplation of any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split; any merger, arrangement, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of WPCS common stock (whether in the form of securities or property); any exchange of WPCS common stock or other securities of WPCS; or any similar, unusual or extraordinary corporate transaction in respect of WPCS common stock; then the Administrator will in such manner, to such extent and at such time as it deems appropriate and equitable in the circumstances, proportionately adjust any or all of  (1) the number and type of shares of WPCS common stock (or other securities) that thereafter may be made the subject of awards, (2) the number, amount and type of shares of WPCS common stock (or other securities or property) subject to any or all outstanding awards, (3) the grant, purchase, or exercise price of any or all outstanding awards, (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, and (5) the 162(m) compensation limitations under the Plan and the performance standards applicable to any outstanding awards.
Change in Control.   Upon a change in control (as defined in the Plan), each then-outstanding option and SAR will automatically become fully vested, all restricted shares then outstanding will automatically fully vest free of restrictions, and each other award granted under the Plan that is then outstanding will automatically become vested and payable to the holder of such award unless the Administrator has made appropriate provision for the substitution, assumption, exchange or other continuation of the award pursuant to the change in control. However, the Administrator, in its sole and absolute discretion, may choose to provide for full or partial accelerated vesting of any award upon a change in control (or upon any other event or other circumstance related to the change in control, such as an involuntary separation from service occurring after the change in control, as the Administrator may determine), irrespective of whether the award has been substituted, assumed, exchanged or otherwise continued pursuant to the change in control.
The Merger will constitute a change in control and consequently all outstanding options will automatically become fully vested upon the closing of the Merger.
Early Termination of Awards.   Any award that has been accelerated as required or permitted under the Plan upon a change in control will terminate upon such event, subject to any provision that has been expressly made by the Administrator, through a plan of reorganization or otherwise, for the survival, substitution, assumption, exchange or other continuation of the award. In the case of options and SARs that will not survive, be substituted for, assumed, exchanged, or otherwise continued in the transaction, the holder of the award will be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding options and SARs in accordance with their terms before the termination of the awards. The Administrator may make provision for payment in cash or property (or both) for awards terminated pursuant to the Plan as a result of a change in control and may adopt such valuation methodologies for outstanding awards as it deems reasonable and, in the case of options, SARs or similar rights, may base the settlement solely upon the excess if any of the per share amount payable upon or in respect of the event over the exercise or base price of the award.
Vesting.   Awards under the Plan will vest at such time or times and subject to such terms and conditions as determined by the Administrator at the time of grant.
Effect of Separation from Service on Awards.   The Administrator will establish the effect of a separation from service on the rights and benefits under each award under the Plan and in so doing may make distinctions based upon, among other things, the cause of separation and type of award.

For awards of stock options or SARs, unless the award agreement provides otherwise, the exercise period of the options or SARs will expire: (1) three months after the last day that the participant is employed by or provides services to WPCS or a subsidiary (except that in the event of the participant’s death during this period, those persons entitled to exercise the option or SAR pursuant to the laws of descent and distribution will have one year following the date of death within which to exercise the option or SAR); (2) in the case of a participant whose separation from service is due to death or disability, 12 months after the last day that the participant is employed by or provides services to WPCS or a subsidiary; and (3) immediately upon a participant’s separation from service for “cause” (as defined in the Plan).
For awards of restricted shares, unless the award agreement provides otherwise, restricted shares that are subject to restrictions at the time that a participant whose employment or service is terminated will be forfeited and reacquired by WPCS. However, the Administrator may provide, by rule or regulation or in any award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to restricted shares will be waived in the event of separations resulting from specified causes, and the Administrator may in other cases waive the forfeiture of restricted shares. Similar rules will apply to RSUs.
Unless specifically provided to the contrary in an award agreement, upon notification of separation from service for cause, any outstanding award held by a participant under the Plan, whether vested or unvested, will terminate immediately, the award will be forfeited and the participant will have no further rights thereunder.
Deferral Arrangements.   The Administrator may permit or require the deferral of any award payment under the Plan into a deferred compensation arrangement.
Limitations on Exercise and Transfer.   In general, unless otherwise permitted by the Administrator in a transfer not for value, (1) all awards under the Plan are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (2) awards may be exercised only by the participant; and (3) amounts payable or shares issuable pursuant to any award will be delivered only to (or for the account of) the participant.
Such exercise and transfer restriction will not apply to the following, subject to any applicable limitations on ISOs: (1) transfers to WPCS; (2) the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution; (3) transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator; (4) if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative; or (5) the authorization by the Administrator of  “cashless exercise” procedures with third parties who provide financing for the purpose of  (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.
Tax Withholding and Tax Offset Payments.   WPCS will have the right to deduct from payments of any kind otherwise due to a participant any federal, state, or local taxes of any kind required by law to be withheld with respect to the vesting of or other lapse of restrictions applicable to an award or upon the issuance of any shares of stock upon the exercise of an option or pursuant to an award.
Term of Plan.   Unless earlier terminated by the WPCS Board, the Plan is scheduled to terminate at the close of business on November 9, 2027.
Amendment and Termination.   The WPCS Board may, at any time, terminate or, from time to time, amend, modify or suspend the Plan, in whole or in part. No awards may be granted during any period that the WPCS Board suspends the Plan. To the extent then required by applicable law or any applicable stock exchange, or deemed necessary or advisable by the WPCS Board, the Plan and any amendment to the Plan will be subject to stockholder approval. The Administrator may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and generally may make other changes to the terms and conditions of awards. However, in general, no amendment, suspension or termination of the Plan or change of or affecting any outstanding award may, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of WPCS under any award granted under the Plan prior to the effective date of the change.

Clawback.   All awards under the Plan and any amounts or benefits received under the Plan will be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms or conditions of any applicable Company clawback policy or any applicable law, as may be in effect from time to time, whether adopted prior to or following the award’s grant date.
Forfeiture.   If a participant under the Plan breaches a non-competition, non-solicitation, non-disclosure, non-disparagement or other restrictive covenant set forth in an award agreement or any other agreement between the participant and WPCS or a subsidiary, the participant will forfeit or pay to WPCS:
(1)
any and all outstanding awards granted to the participant under the Plan, including awards that have become vested or exercisable;

(2)
any shares held by the participant in connection with the Plan that were acquired by the participant after the participant’s separation from service and within the 12-month period immediately before the participant’s separation from service;

(3)
the profit realized by the participant from the exercise of any stock options and SARs that the participant exercised after the participant’s separation from service and within the 12-month period immediately preceding the participant’s separation from service; and

(4)
the profit realized by the participant from the sale, or other disposition for consideration, of any shares received by the participant in connection with the Plan after the participant’s separation from service and within the 12-month period immediately preceding the participant’s separation from service and where such sale or disposition occurs in such similar time period.

New Plan Benefits
All grants of awards under the Plan will be discretionary. Therefore, in general, the benefits and amounts that will be received under the Plan are not determinable.
Plan Benefits
The following table shows, for each of the named executive officers of WPCS and the various groups of WPCS indicated, the number of stock options underlying shares of WPCS common stock that have been granted (even if not currently outstanding) under the Plan since its approval by the WPCS stockholders in 2014 and through December 1, 2017.
Name and Position	Number of Shares (#)
Sebastian Giordano Chief Executive Officer	1,161,494
David Allen Chief Financial Officer	595,000
Robert Roller President of Suisun Operations	359,773
All current executive officers as a group	2,116,267
All current directors who are not executive officers as a group	901,493
All employees, including all current officers who are not executive officers, as a group	208,000
Each other person who received or is to receive 5% of awards	0
Federal Income Tax Information
The following is a brief summary of the U.S. federal income tax consequences of the Plan generally applicable to WPCS and to participants in the Plan who are subject to U.S. federal taxes. The summary is based on the Code, applicable Treasury Regulations and administrative and judicial interpretations thereof, each as in effect on the date of this proxy statement/prospectus/information statement, and is, therefore, subject to future changes in the law, possibly with retroactive effect. The summary is general in nature and does not purport to be legal or tax advice. Furthermore, the summary does not address issues relating to any U.S. gift or estate tax consequences or the consequences of any state, local or foreign tax laws.
Nonqualified Stock Options.   A participant generally will not recognize taxable income upon the grant or vesting of a nonqualified stock option with a per share exercise price at least equal to the fair market value of a share of WPCS common stock on the grant date and no additional deferral feature. Upon the exercise of a nonqualified stock option, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the stock option on the date of exercise and the aggregate exercise price of the stock option. When a participant sells the shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the greater of the fair market value of the shares on the exercise date or the exercise price of the stock option.
Incentive Stock Options.   A participant generally will not recognize taxable income upon the grant of an ISO. If a participant exercises an ISO during employment or within three months after employment ends (12 months in the case of permanent and total disability), the participant will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes (although the participant generally will have taxable income for alternative minimum tax purposes at that time as if the stock option were a nonqualified stock option). If a participant sells or otherwise disposes of the shares acquired upon exercise of an ISO after the later of  (1) one year from the date the participant exercised the option and (2) two years from the grant date of the stock option, the participant generally will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the disposition and the exercise price of the stock option. If a participant sells or otherwise disposes of shares acquired upon exercise of an ISO before these holding period requirements are satisfied, the disposition will constitute a “disqualifying disposition,” and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the stock option (or, if less, the excess of the amount realized on the disposition of the shares over the exercise price of the stock option). The balance of the participant’s gain on a disqualifying disposition, if any, will be taxed as short-term or long-term capital gain, as the case may be.
With respect to both nonqualified stock options and ISOs, special rules apply if a participant uses shares of WPCS common stock already held by the participant to pay the exercise price or if the shares received upon exercise of the stock option are subject to a substantial risk of forfeiture by the participant.
Stock Appreciation Rights.   A participant generally will not recognize taxable income upon the grant or vesting of an SAR with a grant price at least equal to the fair market value of WPCS common stock on the grant date and no additional deferral feature. Upon the exercise of a SAR, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the SAR on the date of exercise and the grant price of the SAR.
Restricted Shares, Restricted Share Units, and Performance Awards.   A participant generally will not have taxable income upon the grant of restricted shares, RSUs or performance awards. Instead, the participant will recognize ordinary income at the time of vesting or payout equal to the fair market value (on the vesting or payout date) of the shares or cash received minus any amount paid. For restricted shares only, a participant may instead elect to be taxed at the time of grant.
Other Stock or Cash-Based Awards.   The U.S. federal income tax consequences of other stock- or cash-based awards will depend upon the specific terms and conditions of each award.
Tax Consequences to WPCS.   In the foregoing cases, WPCS generally will be entitled to a deduction at the same time, and in the same amount, as a participant recognizes ordinary income, subject to certain limitations imposed under the Code.
Code Section 409A.   WPCS intends that awards granted under the Plan will comply with, or otherwise be exempt from, Section 409A of the Code, but make no representation or warranty to that effect.

Required Vote
The affirmative vote of the holders of a majority of the issued and outstanding shares of WPCS common stock entitled to vote and present in person or represented proxy at the WPCS Special Meeting is required to approve WPCS Proposal No. 4 amending the Plan and re-approval of the Section 162(m) of the Code business criteria.
Recommendation
THE WPCS BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF THE AMENDMENTS TO THE WPCS INTERNATIONAL INCORPORATED AMENDED AND RESTATED 2014 EQUITY INCENTIVE PLAN AND “FOR” RE-APPROVAL OF BUSINESS CRITERIA THAT CAN BE USED IN ESTABLISHING PERFORMANCE GOALS FOR PERFORMANCE-BASED AWARDS GRANTED UNDER THE PLAN FOR THE PURPOSES OF SECTION 162(m) OF THE CODE.

PROPOSAL NO. 5:
APPROVAL OF POSSIBLE ADJOURNMENT OF THE SPECIAL MEETING
If WPCS fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2, 3 or 4, WPCS may propose to adjourn the Special Meeting, for a period of not more than 30 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2, 3 or 4. WPCS currently does not intend to propose adjournment at the Special Meeting if there are sufficient votes to approve Proposal Nos. 1, 2, 3 or 4. The affirmative vote of the holders of a majority of the shares of WPCS common stock having voting power present in person or represented by proxy at the Special Meeting is required to approve the adjournment of the Special Meeting for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2, 3 or 4.
THE WPCS BOARD OF DIRECTORS RECOMMENDS THAT THE WPCS STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 5 TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF PROPOSAL NOS. 1, 2, 3 OR 4. EACH OF PROPOSAL NOS. 1, 2, 3 OR 4 ARE CONDITIONED UPON EACH OTHER AND THE APPROVAL OF EACH SUCH PROPOSAL IS REQUIRED TO CONSUMMATE THE MERGER.

WPCS BUSINESS
Company Background
WPCS was incorporated in the State of Delaware on December 18, 1997 under the name “Internet International Communications Ltd.” Pursuant to a Certificate of Amendment to the WPCS Charter filed on December 23, 2004, the name of the company name was changed to WPCS International Incorporated.
Up until September 2015, when WPCS sold its China operations, WPCS had been operating in the United States and the People’s Republic of China (the “PRC”), and until September 2013, WPCS also operated in Australia.
Currently, WPCS’ sole operating business, the Suisun City Operations, is conducted through a wholly-owned subsidiary. The Suisun City Operations is a full-service low voltage contractor specializing in the installation and service of voice and data networks, security systems and distributed antenna systems and provides experienced project management and delivers complex projects to key vertical markets that include healthcare, education, transportation, energy and utilities, oil and gas, manufacturing, commercial real estate, financial and government.
In June 2015, WPCS entered into an exchange agreement whereby $1,299,000 of promissory notes were converted to shares of WPCS preferred stock and during July 2015, December 2016 and March 2017, WPCS completed three equity financing transactions yielding gross proceeds of  $3,136,969. Also in June 2016, WPCS settled an existing project claim for which it received $1,150,000. The results of these transactions served to strengthen WPCS’s balance sheet and allow it to execute its ongoing plan, which continues to be to increase revenue, profit and cash flow from its Suisun City Operations by developing new organic growth opportunities and seeking viable acquisition and/or merger candidate(s).
Series H Preferred Stock
On June 30, 2015, WPCS entered into Amendment, Waiver and Exchange Agreements (the “Exchange Agreements”) with certain of its promissory note holders, who held $1,299,000 in principal amount of unsecured promissory notes of WPCS. Pursuant to the terms of the Exchange Agreements, the holders of such notes agreed to exchange all the existing indebtedness for, and WPCS agreed to issue to the holders, an aggregate of 8,435 shares of newly designated Series H Convertible Preferred Stock, par value $0.0001 per share (“Series H Preferred Stock”). On June 30, 2015, WPCS filed with the Secretary of State of the State of Delaware a Certificate of Designations, Preferences and Rights of with respect to the Series H Convertible Preferred Stock (the “Series H Certificate of Designation”). Under the terms of the Series H Certificate of Designation, each share of Series H Preferred Stock has a stated value of  $154 and is convertible into shares of WPCS common stock, equal to the stated value divided by the conversion price of $1.54 per share (subject to adjustment in the event of stock splits or dividends). WPCS is prohibited from effecting the conversion of the Series H Preferred Stock to the extent that, as a result of such conversion, the holder would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of WPCS common stock calculated immediately after giving effect to the issuance of shares of WPCS common stock calculated immediately after giving effect to the issuance of WPCS common stock upon such conversion.
Series H-1 Preferred Stock
Between July 14 and July 20, 2015, WPCS entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with four investors (the “Series H-1 Investors”) pursuant to which it issued to the Series H-1 Investors an aggregate of 8,532 shares of Series H-1 Preferred Convertible Stock of WPCS, par value $0.0001 per share (the “Series H-1 Shares”), and warrants to purchase 1,279,759 shares of WPCS common stock, with exercise prices between $1.63 and $1.66 per share (the “Series H-1 Warrants”). The purchase price for each Series H-1 Share was between $163 and $166 and the purchase price for each Series H-1 Warrant was $0.1250, for aggregate gross proceeds of  $1,575,000.
Simultaneously, WPCS and the Series H-1 Investors entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to file with the Securities and Exchange Commission, on or before October 1, 2015, a registration statement on Form S-3 covering the resale of the common stock issuable upon conversion of the Series H-1 Shares and the exercise of the Series H-1 Warrants. On September 30, 2014, WPCS filed a registration statement on Form S-3, which was declared effective on October 14, 2014. On September 14, 2014, WPCS filed a prospectus supplement covering the resale of the shares of WPCS common stock issuable upon the conversion of the Series H-1 shares.
The Company sold the Series H-1 Shares and Series H-1 Warrants in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of, and Rule 506 of Regulation D as promulgated under, the Securities Act of 1933, as amended.
On July 14, 2015, WPCS filed with the Secretary of State of the State of Delaware a Certificate of Designations, Preferences and Rights with respect to the Series H-1 Shares (the “Series H-1 Certificate of Designation”).
Under the terms of the Series H-1 Certificate of Designation, each of the Series H-1 Shares has a stated value of  $166 and is convertible into shares of WPCS common stock, equal to the stated value divided by the conversion price of  $1.66 per share (subject to adjustment in the event of stock splits and dividends). WPCS is prohibited from effecting the conversion of the Series H-1 Shares to the extent that, as a result of such conversion, the holder or any of its affiliates would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of common stock calculated immediately after giving effect to the issuance of shares of WPCS common stock upon the conversion of the Series H-1 Shares.
Series H-2 Preferred Stock
On December 21, 2016, WPCS entered into a Securities Purchase Agreement (the “Series H-2 Securities Purchase Agreement”) with two investors (the “Series H-2 Investors”) pursuant to which WPCS issued to the Series H-2 Investors an aggregate of 3,305 shares of Series H-2 Preferred Convertible Stock of WPCS, par value $0.0001 per share (the “Series H-2 Shares”), and warrants to purchase 495,750 shares of WPCS common stock, with an exercise price of  $1.21 per share (the “Series H-2 Warrants”). The purchase price for each Series H-2 Share was $121 and the purchase price for each Series H-2 Warrant was $0.1250, for aggregate gross proceeds of  $461,969.
Simultaneously with the Series H-2 Securities Purchase Agreement, WPCS and the Series H-2 Investors entered into a Registration Rights Agreement (the “Series H-2 Registration Rights Agreement”), pursuant to which WPCS agreed to file with the SEC, on or before January 31, 2016, a registration statement on Form S-3 covering the resale of the shares of WPCS common stock issuable upon conversion of the Series H-2 Shares and exercise of the Series H-2 Warrants. On January 25, 2017, WPCS filed a registration statement on Form S-3, which was declared effective on January 31, 2017. On February 1, 2017, WPCS filed a prospectus supplement covering the resale of the shares of WPCS common stock issuable upon the conversion of the Series H-2 Shares and the exercise of the H-2 warrants.
WPCS sold the Series H-2 Shares and Series H-2 Warrants in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of, and Rule 506 of Regulation D as promulgated under, the Securities Act.
On December 20, 2016, WPCS filed with the Secretary of State of the State of Delaware a Certificate of Designations, Preferences and Rights with respect to the Series H-2 Shares (the “Series H-2 Certificate of Designation”). Under the terms of the Series H-2 Certificate of Designation, each of the Series H-2 Shares has a stated value of  $121 and is convertible into shares of common stock, equal to the stated value divided by the conversion price of  $1.21 per share (subject to adjustment in the event of stock splits and dividends). WPCS is prohibited from effecting the conversion of the Series H-2 Shares to the extent that, as a result of such conversion, the holder or any of its affiliates would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series H-2 Shares.
Pursuant to a Placement Agent Agreement with an investment banking firm, at closing WPCS paid a commission equal to seven percent (7%) of the aggregate consideration raised from the sale of the Series H-2 Shares and the Series H-2 Warrants, which amounted to $32,338. The investment banking firm is also entitled to a seven percent (7%) commission for any sales of equity or convertible debt securities made by WPCS to the Investors through December 14, 2017.

Series H-3 Preferred Stock
On March 30, 2017, WPCS entered into a Securities Purchase Agreement (the “Series H-3 Securities Purchase Agreement”) with five investors (the “Series H-3 Investors”) pursuant to which it issued to the Series H-3 Investors an aggregate of 7,017 shares of Series H-3 Preferred Convertible Stock of WPCS, par value $0.0001 per share (the “Series H-3 Shares”), and warrants to purchase 1,101,751 shares of WPCS common stock, with an exercise price of  $1.38 per share (the “Series H-3 Warrants”). The purchase price for each Series H-3 Share was $138 and the purchase price for each Series H-3 Warrant was $0.1250, for aggregate gross proceeds of  $1,100,000.
Pursuant to the Series H-3 Securities Purchase Agreement, $500,000 of the purchase price (the “Restricted Account Funds”) was directed to and is being held in a separate account (the “Restricted Account”). While held in the Restricted Account, the Restricted Account Funds may not be accessed or otherwise used by WPCS. The Restricted Account Funds may be released from the Restricted Account upon the unanimous approval of WPCS Board.
Pursuant to the Series H-3 Securities Purchase Agreement, WPCS agreed to not issue further common stock or securities convertible into or exercisable or exchangeable for shares of WPCS common stock, except for certain permitted issuances, without the consent of the holders of a majority of the Series H-3 Shares outstanding, for a period beginning on the closing date and ending on the earlier of: (i) December 30, 2017; or (ii) a Change in Control (as that term is defined in the Series H-3 Securities Purchase Agreement) of the Company (the “Restricted Period”). WPCS also agreed to cause certain of its officers and directors to agree not to exercise their stock options during the Restricted Period, except in connection with a Change in Control.
Also, pursuant to the Series H-3 Certificate of Designation (as defined below), the holders of the Series H-3 Shares are entitled to elect up to two of the seven members of the WPCS Board, subject to certain step downs and WPCS agreed to effectuate the appointment of the designees specified by the Series H-3 Investors.
Simultaneously with the Series H-3 Securities Purchase Agreement, WPCS and the Series H-3 Investors entered into a Registration Rights Agreement (the “Series H-3 Registration Rights Agreement”), pursuant to which WPCS agreed to file with the SEC, on or before May 8, 2017, a registration statement on Form S-3 covering the resale of the shares of WPCS common stock issuable upon conversion of the Series H-3 Shares and exercise of the Series H-3 Warrants. On May 18, 2017, WPCS filed a prospectus supplement covering the resale of the shares of WPCS common stock issuable upon the conversion of the Series H-3 Shares and the exercise of the Series H-3 Warrants.
WPCS sold the Series H-3 Shares and Series H-3 Warrants in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of, and Rule 506 of Regulation D as promulgated under, the Securities Act.
On March 30, 2017, WPCS filed with the Secretary of State of the State of Delaware a Certificate of Designations, Preferences and Rights with respect to the Series H-3 Shares (the “Series H-3 Certificate of Designation”). Under the terms of the Series H-3 Certificate of Designation, each share of the Series H-3 Shares has a stated value of  $138 and is convertible into shares of common stock, equal to the stated value divided by the conversion price of  $1.38 per share (subject to adjustment in the event of stock splits and dividends). WPCS is prohibited from effecting the conversion of the Series H-3 Shares to the extent that, as a result of such conversion, the holder or any of its affiliates would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series H-3 Shares.
Pursuant to a Placement Agent Agreement with an investment banking firm (the “Placement Agent”), at closing WPCS paid fees to the Placement Agent which consisted of  (i) $42,000 cash, seven percent (7%) of the unrestricted portion of the proceeds ($600,000) raised from the sale of the Series H-3 Shares and Series H-3 Warrants; and (ii) Series H-3 Warrants, to acquire up to 7% of the Conversion Shares (as defined in the Securities Purchase Agreement) issuable to the Series H-3 Investors upon conversion of the Series

H-3 Shares (the “Placement Agent Warrants”). Pursuant to the Placement Agent Agreement, WPCS also agreed to pay to the Placement Agent seven percent (7%) of the restricted portion of the proceeds raised from the sale of the Series H-3 Shares and Series H-3 Warrants when it is released from the Restricted Account, which amounts to $35,000.
The Placement Agent is also entitled to comparable compensation as described above for any sales of equity or convertible debt securities made by WPCS to the Series H-3 Investors through March 21, 2018.
Zurich and CCIA
On July 12, 2012, WPCS executed the Surety Financing and Confession of Judgment Agreement (the “Financing Agreement”) with Zurich American Insurance Company (“Zurich”), to assist in the completion of the project contract with the Camden County Improvement Authority (the “CCIA”) for work at the Cooper Medical Center of Rowan University (the “Cooper Project”). On April 17, 2013, WPCS executed the Surety Forbearance and Confession of Judgment Agreement (the “Forbearance Agreement”) with Zurich, which superseded the Financing Agreement. Subsequently, WPCS defaulted on the Forbearance Agreement. On February 20, 2015, WPCS entered into a Settlement and Mutual Release Agreement (the “Settlement”) with Zurich which provided for the payment to Zurich by WPCS of  $650,000 to settle WPCS’s outstanding balance of approximately $1,850,000 then in default, and which was previously due in full on December 31, 2013 under the existing Forbearance Agreement with Zurich. Upon execution of the Settlement, WPCS paid Zurich $200,000, with the remaining balance of  $450,000 payable in 10 equal monthly installments of  $45,000. As of April 30, 2016, the Settlement amount was paid in full.
As a result of the Settlement, Zurich agreed to release all of its entire right, title and interest in and to the Cooper Project, against which WPCS filed an action to recover approximately $2.4 million from the CCIA. On June 16, 2016, WPCS entered into a global settlement agreement and mutual release to resolve all disputes and claims regarding the construction of the Cooper Medical School at Rowan University, located in Camden, New Jersey, in which WPCS, through its former Trenton Operations, served as an electrical prime contractor. As a result of such settlement, WPCS received proceeds of  $1,150,000 and recorded a gain in the Consolidated Statement of Operations for the year ended April 30, 2017.
Business Strategy
Industry Background
WPCS focuses primarily on markets such as, public service, healthcare, energy and education, which continue to show excellent growth potential.
Public Services.   WPCS provides communications infrastructure for public services, which includes utilities, education, military and transportation infrastructure. WPCS believes there is an active market for communications infrastructure in the public service sector due to the need to create cost efficiencies through the implementation of new communications technology.
Healthcare.   WPCS provides communications infrastructure for hospitals and medical centers. In the healthcare market, the aging population is resulting in demands for upgraded and additional hospital infrastructure. New construction and renovations are occurring for hospitals domestically and internationally. In addition, there is a need to reduce the cost of delivering healthcare by implementing new communications technology. WPCS’ services include electrical power, structured cabling, security systems, life safety systems, environmental controls and communication systems.
Energy.   WPCS provides communications infrastructure for petrochemical, natural gas and electric utility companies. The need to deliver basic energy more efficiently is driving the growth in energy construction. This creates opportunities to upgrade and deploy new communications technology.
Education.   WPCS provides communication infrastructure for the education market. Many schools are upgrading technology backbone and wireless communications.
Strategy
WPCS currently offers its low voltage communications, security and audio-visual infrastructure contracting services to the public services, healthcare, energy, education and corporate enterprise markets.

These services are offered through its Suisun City Operations. WPCS provides an integrated approach to project coordination that creates cost-effective solutions. Corporations, government entities, healthcare organizations and educational institutions depend on the reliability and accuracy of voice, data and video communications. However, the potential for this new technology cannot be realized without the right infrastructure to support the convergence of technology. In this regard, WPCS creates integrated building systems, including the installation of advanced structured cabling systems. WPCS specializes in wireless technology or combination of various technologies to develop a cost effective network for a customer’s wireless communication requirements. This includes Wi-Fi networks, point-to-point systems, cellular networks, in-building systems and two-way communication systems. WPCS also supports the integration of telecommunications, life safety, security and HVAC in an environmentally safe manner and design for future growth by building in additional capacity for expansion as new capabilities are added.
In September 2015, WPCS sold its 60% majority ownership interest in its China Operations in an all-cash transaction, for $1.5 million. The decision to sell its China operations was part a continuing effort to generate cash through the sale of non-core assets and/or to eliminate unprofitable operations (having previously closed the Trenton Operations and selling other operations). WPCS continues to evaluate a number of opportunities to, not only increase the profits and cash flow at our Suisun City Operations, but to find viable acquisition or merger candidates.
Project Characteristics
WPCS contracts are primarily service-based projects providing installation and engineering services, which include providing labor, materials and equipment for a complete installation. The projects are staffed with a project manager who manages multiple projects and a field supervisor who is responsible for an individual project. A project may also include subcontracted services along with direct labor. The project manager coordinates the daily activities of direct labor and subcontractors and works closely with the field supervisors. Project managers are responsible for job costing, change order tracking, billing, and customer relations. Executive management monitors the performance of all projects regularly through work-in-progress reporting or percentage-of-completion, and reviews this information with each project manager. WPCS projects are primarily executed on a contract basis. These contracts can be awarded through a competitive bidding process, an informal bidding process, or a simple quote request. Upon award of a contract, there can be delays of several months before work begins. The active work time on projects can range in duration from a few days up to as long as two years.
Sales and Marketing
WPCS has dedicated sales and marketing resources that develop opportunities within its existing customer base, and identifies new customers through our strategic market focus and our relationships with technology providers. When an opportunity is identified, WPCS assesses the opportunity to determine its level of interest in participation. After qualifying an opportunity, its sales and marketing resources work with the estimating teams to prepare a cost estimate and contract proposal for a particular project. WPCS keeps track of bids submitted and bids that are awarded. Once a bid is awarded, it is assigned to a project management team and included in WPCS backlog. In addition to its bidding work, WPCS has recently hired a sales team to identify and secure direct business opportunities.
Competition
WPCS faces competition from numerous service organizations, ranging from small independent regional firms to larger firms servicing national markets. Historically, there have been relatively few significant barriers to entry into the markets in which WPCS operates, and, as a result, any organization that has adequate financial resources and access to technical expertise and product line may become a competitor. The principal competitive advantage in these markets is establishing a reputation of delivering projects on time and within budget. Other factors of importance include accountability, certifications, project management expertise, industry experience and financial strength. WPCS believes that the ability to provide comprehensive, turnkey, low-voltage communications infrastructure, security, video and audio-visual package is a competitive advantage. In addition, WPCS offers union workforce that allow it to bid on major union projects in San Francisco and the entire Bay Area, creating yet another competitive advantage.

Customers
WPCS serves a variety of public services, healthcare, energy, education and corporate enterprise customers. For the fiscal year ended April 30, 2017 there were two (2) major customers who together provided 23.8% of its revenue.
Employees
WPCS currently employs 79 employees, 19 of which are employed on a full-time basis (two executive officers, six in administration and 11 in operations), and 60 of which are unionized. WPCS hires union employees on an “as needed basis” and the number of union employees will vary depending on the number of jobs in process.
WPCS PROPERTIES
WPCS leases its principal executive office in Suisun City, California, pursuant to a lease agreement with an expiration date of February 28, 2021 with an annualized rent of  $80,213. It believes that the existing facility is suitable and adequate to meet its current business requirements. WPCS intends to renew the lease for the current location or, in the event it is unable to renew such lease, it would seek similar facilities in the same geographic location.
LEGAL PROCEEDINGS
From time to time WPCS has been subject to, and may in the future be subject to, ordinary routine litigation incidental to its business. Currently, WPCS is not involved in any material legal proceedings.

DROPCAR BUSINESS
DropCar is a privately-held provider of automotive logistics and concierge services for both consumers and the automotive industry. In 2015, DropCar launched its cloud-based Vehicle Support Platform and mobile application (“app”) to assist consumers and automotive-related companies reduce the costs, hassles and inefficiencies of owning a car, or fleet of cars, in urban centers. To date, DropCar operates primarily in the New York metropolitan area and plans to expand its territory in the future.
Despite expanding city populations and the growing dependence on cars for urban mobility, the shrinking supply of vehicle services (i.e., garages, service centers, etc.) is bottlenecking the next wave of transportation innovation. To solve for this systemic urban problem, DropCar’s technology captures and analyzes real time data to dynamically optimize a rapidly growing network of professional valets across a suite of vehicle transport and high-touch support services.
DropCar believes that consumers love the freedom and comfort of having a personal vehicle, but are held hostage by their dependence on the physical location of garages and service centers for parking and maintenance. The continued population shift into cities and resulting increase in real estate prices are only compounding this burden. DropCar seeks to solve this problem by freeing clients from the reliance on the physical location of garages and service centers.
DropCar achieves this balance of increased consumer flexibility and lower consumer cost by aggregating demand for parking and other automotive services and redistributing their fulfillment to partners on city outskirt areas that have not traditionally had access to lucrative city business. Beyond the immediate unit economic benefits of securing bulk discounts from vendor partners, DropCar believes there is significant opportunity to further vertically integrate such businesses along the supply chain into the DropCar platform.
On the enterprise side, original equipment manufacturers (“OEMs”), dealers, and other service providers in the automotive space are increasingly being challenged with consumers who have limited time to bring in their vehicles for maintenance and service, making it difficult to retain valuable post-sale service contracts or scheduled consumer maintenance and service appointments. Additionally, many of the vehicle support centers for automotive providers (i.e., dealerships, including body work and diagnostic shops) have moved out of urban areas thus making it more challenging for OEMs and dealers in urban areas to provide convenient and efficient service for their consumer and business clientele. Similarly, shared mobility providers and other fleet managers, such as rental car companies, face a similar urban mobility challenge: getting cars to and from service bays, rebalancing vehicle availability to meet demand and getting vehicles from dealer lots to fleet locations.
In response to this growing urban mobility challenge, DropCar works directly with enterprises in the automotive space providing them with the ability to have DropCar valets transport vehicles to and from customers, while also driving new revenue from new and existing customers and their vehicles from within the DropCar consumer subscription base.
DropCar is able to offer its enterprise services at a fraction of the cost of alternatives, including other third parties or expensive in-house resources, given DropCar’s pricing model that reduces and/or eliminates any downtime expense while also giving clients access to a network of trained valets on demand that can be scaled up or down based on the real time needs of the enterprise client. DropCar supports this model by maximizing the utilization of its employee-valet workforce across a curated pipeline for both the consumer and business network.
While DropCar’s business-to-business (“B2B”) and business-to-consumer (“B2C”) services generate revenue and help meet the unmet demand for vehicle support services, DropCar is also building-out a platform and customer base that positions it well for developments in the automotive space where vehicle ownership becomes more subscription based with transportation services and concierge options well-suited to match a customer’s immediate needs. For example, certain car manufacturers are testing new services in which customers pay the manufacturer a flat fee per month to drive a number of different models for any length of time. DropCar believes that its unique blend of B2B and B2C services make DropCar well suited to introduce, and provide the services necessary to execute, this next generation of automotive subscription services.

How DropCar Works
Business-to-Consumer (“B2C”)
DropCar’s consumer customers use DropCar to reduce the cost and hassles of owning a car. DropCar has three core services:
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Storage and Delivery Monthly Subscription — When a Dropcar subscriber living within New York City or Brooklyn needs to use their vehicle, the subscriber simply uses the DropCar app to schedule a time and location for a pickup or drop off  (i.e., this might be in front of their apartment or at their office on a Friday so they can hit the road). For a drop-off, DropCar’s employee-valet meets the subscriber at the scheduled time and location and hands them the keys to their car. When the subscriber no longer needs their car, the valet meets the subscriber and drives the vehicle back to one of DropCar’s secure parking locations. In addition to on-demand scheduling, another scheduling method is through DropCar’s GPS integration system where a valet is scheduled in advance based upon the customer’s GPS. Using this method of scheduling, the valet meets the customer at the desired location at the GPS-scheduled time. A customer can schedule the rendezvous up to 30 days in advance. This monthly subscription parking service begins at $349 per month; a substantial discount to what DropCar believes to be the typical cost of a garage spot in New York City, especially for a luxury or oversized vehicle.

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Hourly Parking and Driver Services — DropCar offers a separate service for car owners who want to avoid the hassle of finding a parking space in New York City, Brooklyn, or Long Island City during short windows (i.e., for a meeting, dinner, sports game, etc.). Using the app, the car owner can schedule a valet to meet at a specific location and time, and the valet will remain with the vehicle until the owner returns, or the valet can continue to drive with the owner to other locations, like Uber or Lyft, except here the customer is in their own personal vehicle. In essence, DropCar can turn clients’ vehicles into a true personal mobility solution.

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Maintenance and Other Services (“DropCar 360”) — In connection with either of the above services, DropCar valets can also take care of other vehicle service-related needs, such as fueling, car washing, registration, scheduled maintenance, detailing, bodywork, and comprehensive repairs. This not only results in higher customer satisfaction, but also has increased DropCar’s average revenue per user given the incremental revenue generated from the spread on such services. DropCar’s aggregation of demand for such services and ability to leverage its own transportation logistics infrastructure has enabled DropCar to aggressively negotiate preferred/discounted rates with service providers.

Business-to-Business (“B2B”)
DropCar’s business clients rely on DropCar to facilitate selling, leasing, renting and sharing their vehicles at scale in urban centers. While the types of businesses DropCar works with is quickly diversifying, the primary client profiles to date include:
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OEMs, Dealers, and Leasing Agents — Using DropCar’s technology platform and large network of readily available valets, DropCar enables branded automobile dealerships, leasing companies and OEMS to offer a new level of convenience for their service centers and customers by providing convenient pick-up and drop-off service. DropCar also, often for the first time, is enabling these automotive companies to track and digitize the lifecycle of these vehicle movements. The result is greater transparency, accountability, and reliability throughout the entire process. The combination of this easy to access high-touch service fulfillment plus data maturation is also allowing DropCar’s business clients the ability to launch and iterate on new service offerings faster without the need to make the heavy up-front investments or long-term commitments historically associated with building and managing a dedicated in-house workforce. Dealers and manufacturers can leverage DropCar’s fully hosted middleware and mobile app or can integrate the service into their own consumer mobile apps (or even directly into the vehicle’s native software (akin to OnStar®)) for seamless scheduling, maintenance and delivery services. In addition, DropCar’s B2B clients can integrate DropCar’s cost saving and convenient consumer support services and subscriptions (i.e., parking, fueling, washing, etc.) directly into their showroom sales and leasing offerings to help increase the likelihood of a sale.
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Fleets and Car Sharing — Strong growth in “e-hailing” and shared mobility/car sharing, along with the burgeoning response from the traditional rental car industry, has increased consumers expectations for flexibility and reliability of their car options while also increasing their sensitivity to price. As a result, businesses in this space are racing to identify opportunities to protect their operating margin while building competitive differentiation through the integration of services attractive to consumers.

This trend has created highly fertile ground for DropCar to establish itself as a backbone partner to such companies by providing the same set of logistical support services and consumer facing add on services that it does to OEMs, dealers and leasing agents.
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Real Estate — DropCar believes that parking spots in on-site garages often decreases the overall value of a property. Developers are often able to add value by using the space that would otherwise be used for parking spots as additional living space. At the same time, cities across the United States are placing caps on the total number of spaces per unit for new developments. While this benefits developers, it can be seen as a negative for prospective tenants who own cars. Developers, brokers and marketing agencies for buildings without on-site garages are also seeing their ability to rent and sell units impacted by the growing disappearance of third party garages more broadly, and skyrocketing prices for those that do remain.

DropCar believes that its vehicle storage and delivery service positions it well within this ecosystem — it allows developers to maximize revenue per square foot while still offering tenants who own cars a convenient solution. As a “virtual garage” partner, DropCar enables those marketing and selling residential and commercial spaces greater flexibility in building care related solutions while helping reduce the stress that cars from these projects are putting on a neighborhood’s existing garages and street parking.
DropCar Informatics
DropCar is also enabling automotive businesses to capture, analyze, and catalog into searchable databases critical data about their customers and operations, including: real time vehicle tracking, vehicle photos, vehicle inspection summaries, as well as consumer profiles and preferences.
DropCar is also actively integrating new tools into its platform to help businesses launch new products and services to deepen their customer relationships well beyond the point of sale, including consumer facing scheduling websites, integrations with residential and commercial building partners, and tools for marketing into DropCar’s own consumer subscriber base.
Strategy and Expansion Plans
DropCar believes that its experience developing its Vehicle Support Platform in one of the largest and most competitive urban automotive markets, New York, will help DropCar make the transition into multiple markets.
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Core Services — While not every city has the same dynamics as New York, DropCar believes there are many other strong markets around the world where DropCar’s dual B2B and B2C value proposition would succeed.

In the United States, sample markets include: Los Angeles, San Francisco, Chicago, Dallas, Miami, Boston, Washington DC, and Philadelphia. Globally, sample markets include: Beijing, Shanghai, Tokyo, Singapore, London, Paris and Rome.
In 1950, there were just two cities in the world, New York (including Newark) and Tokyo, with a population in excess of 10 million. In 2015 that number was 24, and by 2020 the United Nations projects there to be 36 such cities. The growth of these so-called “megacities” offers DropCar significant opportunity for both its traditional services and the expected evolution of its subscription middleware platform.

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New Services — As discussed above, DropCar has multiple opportunities to drive revenue from services beyond vehicle storage, delivery and transportation. DropCar expects to expand income derived by its ancillary maintenance services business, while also using its direct access to consumers’ most mobile asset (i.e., their car) to launch other complimentary products, services, and partner integrations.

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Vertical Integration — Today, DropCar leverages its ability to aggregate demand around various services along with its own logistics and fulfillment infrastructure to form margin attributive relationships with third party vendors looking to grow their businesses. However, as volume continues to build, and DropCar can increase the predictability of its clients needs across these services, DropCar may seek to acquire assets and service businesses to further increase margins and synergies while also generating incremental investment returns tied to these assets (i.e. real estate, etc.)

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Future of Automotive Industry — As discussed above, automakers and dealers have already begun testing subscription models in which consumers pay a flat fee per month to drive certain models for any length of time. In parallel, rental car companies and car sharing programs are also evolving their subscription models and service portfolios to cater to increasingly personalized customer preferences. These trends are symptomatic of the broader shift towards a subscription-based economy whereby consumers are placing greater value on the flexibility to pay for products and services on demand versus the upfront costs and perceived lock-in of traditional ownership. To this end, DropCar plans to continue expanding its “support as a subscription” offering along the lifecycle of a vehicle and increasingly integrate it beyond the current mobile app, and into vehicles directly.

Sales and Marketing
DropCar currently uses public relations and select digital marketing efforts to drive awareness of its consumer and enterprise businesses. While on the consumer side these marketing efforts have been effective in driving new business, word-of-mouth referrals have driven the vast majority of customer acquisition. Given that each of these new customers is a referral source, DropCar has historically had a very low cost of acquisition. On the B2B side, acquisition has been achieved through traditional direct sales efforts of DropCar executives. DropCar expects to build a direct salesforce dedicated to companies in the automotive supply chain, rental car, fleet and shared mobility space.
Employees
As of September 17, 2017, DropCar had 219 employees, including 167 full-time licensed drivers and 25 part-time licensed drivers.
DropCar’s driver recruitment and hiring process is managed by in-house human resources personnel. Prior to being hired, all drivers are subject to (1) a customary criminal background check, (2) an examination of their driving record, including moving violations and accidents through the New York Department of Motor Vehicles (“DMV”) LENS program, (3) a physical driving test, and (4) a customary drug test. DropCar’s routine training for new employees consists of eight hours of classroom training spread across two days, plus two days of on the ground training, followed by a 40 question written test requiring a score higher than 80% to pass. Once employees are hired, their background is continuously monitored (via third party software) as is their driver’s license status and infractions as supported by the DMV LENS program. Employees are also regularly brought in for continued driver training, skills training, and policy training.
Properties
For DropCar’s subscription and monthly parking business, DropCar has agreements with a number of garage companies strategically located throughout Manhattan, Brooklyn and the Bronx ranging from 30 days to six months. Through DropCar’s large inventory of monthly subscriptions, DropCar is able to favorably negotiate underutilized parking spaces throughout its coverage areas and cost effectively transport and store vehicles for its subscription and enterprise customers. DropCar also has arrangements from time to time with garage facilities for certain event days and other parking needs. DropCar owns three vehicles, two Honda Odysseys and one Ford “16” Passenger Vehicle which it uses for logistical manpower and driver movements.
Intellectual Property
DropCar’s primary source of revenue is DropCar’s proprietary mobile app, available for download on the Apple iTunes App Store and the Google Play Store. DropCar developed its app using a dedicated third-party code development team. DropCar owns the software code associated with its mobile app. The DropCar app centralizes and automates the management of our reservations, vehicle locations, customer service and payment to optimize customer experience, minimize costs and leverage efficiencies.
DropCar’s reservation system is built on a mix of open source web applications and in-house technology developed by DropCar’s technology team to enable existing users to reserve DropCar services using mobile applications on the iPhone or Android platforms. Through DropCar’s reservation system, customers have around-the-clock access to the complete, real-time availability of DropCar’s services and can manage all necessary transactions electronically.
DropCar uses third party software for its payment processing which has been integrated directly into DropCar’s application platform. This third party payment processing software allows DropCar to provide for accurate billing and timely payment and further gives DropCar the flexibility to scale the business.
DropCar designed and built its technology with the goal of providing the most convenient, efficient and reliable service possible. DropCar’s iPhone and Android applications are examples of how DropCar continues to seek ways to improve and simplify the customer experience. DropCar continues to invest in improving its technology platform to meet the needs of its growing business.
In addition, the DropCar name and design mark are federally registered U.S. trademarks, with registrations effective until November 30, 2022 and May 1, 2023, respectively, subject to renewal.
Competition
With respect its B2C services, DropCar’s competitors include traditional parking garages and service centers, emerging maintenance and repair mobile application providers, and alternatives to traditional car ownership and leasing for personal mobility (i.e., e-hailing. car sharing, renting, etc.)
While these alternatives to traditional car ownership and leasing are competitors to DropCar’s B2C business, they are target clients for DropCar’s B2B business services and as such are not seen as true competitors. There are, however, separate B2B focused automotive logistics and support platforms that compete with DropCar’s B2B business.
•
Traditional Parking Garages and Service Centers — DropCar’s B2C offering competes directly with on-site parking garages. DropCar’s service offering presumes that parking a car in an urban setting remains challenging and expensive. DropCar competes with traditional valet parking facilities as well as on-site parking garages who may offer more convenient options to consumers than DropCar’s services. The same competitive risks exist for local repair shops and service centers.

DropCar believes, however, that consumers and businesses alike are increasingly looking for vehicle support services to help clients avoid sacrificing valuable time and convenience by having to go on-site to a parking garage or service center location. Unlike any direct competitor in the market, DropCar combines both parking with maintenance and repair services which creates additional convenience for its customers. By aggregating demand across this basket of services, DropCar is able to create unique parking and service bundles at reduced rates.
Historically, companies such as Luxe, which closed operations in July 2017 and subsequently sold their technology to Volvo in September 2017, as well as Valet Anywhere, which closed operations in July 2016, have unsuccessfully tried to build similar on-demand service models. DropCar believes this is due to a mix of factors, including the use of expensive in-city garages, parking-only focus and low valet utilization rates tied to only servicing consumers (B2C). Unlike these historical competitors, DropCar solves for these issues by primarily using lower cost garages on city edges vs. city centers, providing innovative and higher margin additional services which go beyond basic parking, and by more effectively optimizing valet utilization across both B2C and B2B clients. DropCar believes that this diversification of services and revenue streams is critical for building a more compelling and scalable vehicle support platform that is positioned to benefit from larger urban mobility trends.
•
Emerging Maintenance and Repair Mobile Apps — DropCar’s B2C offering competes directly with new mobile applications that seek to connect local repair shops and mechanics with customers for on-site car service fulfillment, including companies such as YourMechanic, Wrench, SQKY, Filld, and RepairPal.

Note, many of these competitors do not include transportation of the vehicle for servicing, but bring the service to the vehicle. DropCar believes this limits the scope of services that can be provided and also poses significant logistical challenges in busy urban environments that is likely to limit the ability to grow such operations. Moreover, DropCar’s approach to consolidating such support services in parallel with short term and long term parking solutions creates a simpler “one stop shop” experience which DropCar believes is attractive to time-pressed consumers and businesses.
•
B2B Automotive Logistics and Transport — DropCar’s B2B offering competes directly with other automotive logistics and transport companies such as RedCap and Stratim (formerly Zirx). These companies, like DropCar, seek to work with OEMs, dealers, car sharing programs, and other automotive companies to assist in the management of fleet transportation and servicing.

Many of these B2B competitors, including Stratim and RedCap, rely on third-party firms to provide independent contractors to ultimately fulfill their vehicle transportation services. Unlike these competitors, DropCar is investing in its own employee based workforce which not only increases the speed at which DropCar can respond to the needs of its B2B clients but DropCar also believes that it is critically important for attracting the best talent and ensuring the highest levels of reliability. Moreover, DropCar’s B2B clients enjoy the security of a clear vendor relationship, which avoids the uncertainties associated with independent contractor relationships. DropCar believes its strong consumer reputation and quickly growing consumer business brings both confidence in DropCar as a logistics partner as well as additional opportunities to work with DropCar as a lead generation partner for new business.
Government Regulation
Other than to maintain its corporate good standing in the jurisdictions in which DropCar operates and regulations affecting employers generally, DropCar does not believe it is currently subject to any material government regulations or oversight. DropCar does not own the vehicles that are used in its service (other than the vehicles it owns to deploy valets), nor does DropCar currently own any of the facilities used to store or service such vehicles. Although various jurisdictions and government agencies are considering implementing legislation in response to the rise of other ride- and car-sharing enterprises, such as Uber Technologies Inc., currently no such legislation exists that DropCar believes has jurisdiction over, or applicability to, its operations.
Although DropCar does not believe it is subject to any material government regulations or oversight, regulations impacting parking and traffic patterns in the areas of its operations (specifically, the New York City metro area) impact the services it provides.
Insurance
DropCar maintains insurance to cover, among other things, losses that might occur while a vehicle is being driven by its employees or in DropCar’s custody. DropCar’s insurance policies provide for what it believes to be customary amounts of coverage, including (1) a commercial general liability policy, (2) liability policy for hired and non-owned automobile (3) a garage keeper’s liability policy, (4) statutorily-required disability coverage, (5) statutorily-required workers compensation, and (6) a $5 million umbrella policy.

Uninsured losses totaled approximately $82,000 and $150,000 in fiscal year 2016 and 2017 through September 30, 2017, respectively. These amounts can be expected to increase as the number of vehicles and customers DropCar services increases.
Legal Proceedings
DropCar is subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business that DropCar believes are incidental to the operation of its business. While the outcome of these claims cannot be predicted with certainty, DropCar’s management does not believe that the outcome of any of these legal matters will have a material adverse effect on DropCar’s consolidated results of operations, financial positions or cash flows.
On February 9, 2016, a DropCar employee was transporting a customer’s vehicle when the vehicle caught fire. It has been alleged, but not yet confirmed, that DropCar employee driving the vehicle hit a pothole prior to the car fire occurring. There has not yet been a determination that the pothole, if indeed hit, was a determinative factor in the car fire. On November 22, 2016, Metropolitan Group Property and Casualty Insurance Company (as subrogee of the vehicle’s owner) filed for indemnification and subrogation against DropCar in the Supreme Court of the State of New York County of New York, Index No. 159816/2016. The case name is Metropolitan Group Property and Casualty Insurance Company, as subrogee of Scott Sherry, v. Mercedes-Benz Manhattan and DropCar, Inc. DropCar management believes that it has sufficient insurance coverage to pay for any potential losses arising from this proceeding, including the cost of litigating same.
On November 18, 2016, DropCar terminated a valet from her position as a valet for allegedly using a customer’s vehicle for personal use while in DropCar’s custody. On February 18, 2017, the valet filed a complaint in the City of New York Commission on Human Rights against DropCar and two supervisors for unspecified relief for discrimination against her by subjecting her to different terms, conditions, and/or privileges of employment and subjecting her to a hostile work environment because of her gender. In her complaint, the valet alleged that she had been subject to sexual harassment by one of the supervisors beginning in or about October 2016, which harassment included text messages and other communications via Instagram. The valet further alleged that her termination was the result of her repudiation of her supervisor’s advances and not for any other bona fide business reason. DropCar believes that the claims in the asserted actions are without merit and intends to defend the lawsuits vigorously. On May 24, 2017, DropCar served its Verified Answer.
Historically, DropCar classified its drivers and valets as independent contractors. However, on November 10, 2016, a DropCar valet instituted a proceeding alleging that such classification was improper. As a result of such proceeding, and without admitting any wrongdoing, DropCar entered into a settlement agreement with this valet and now employs its valets on a W-2 basis only.

WPCS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of financial condition and results of operations should be read together with the section titled “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Information and Data — Selected Historical Financial Consolidated Data of WPCS” in this proxy statement/prospectus/information statement and the consolidated financial statements of WPCS and accompanying notes appearing elsewhere in this proxy statement/prospectus/information statement. This discussion of WPCS financial condition and results of operations contains certain statements that are not strictly historical and are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve a high degree of risk and uncertainty. Actual results may differ materially from those projected in the forward-looking statements due to other risks and uncertainties that exist in WPCS’s operations, development efforts and business environment, including those set forth in the section titled “Risk Factors — Risks Related to WPCS” in this proxy statement/prospectus/information statement, the other risks and uncertainties described in the section titled “Risk Factors” in this proxy statement/prospectus/information statement and the other risks and uncertainties described elsewhere in this proxy statement/prospectus/information statement. All forward-looking statements included in this proxy statement/prospectus/information statement are based on information available to WPCS as of the date hereof and WPCS assumes no obligation to update any such forward-looking statement.
Overview
WPCS currently specializes in contracting services offering communications, security and audio-visual infrastructure through its Suisun City Operations. WPCS previously announced that it launched the Texas Operations in San Antonio, Texas in January 2016 and then commenced operations in Dallas, Texas in April 2016. During the year ended April 30, 2017, the Texas Operations generated approximately $1,006,000 in revenue, while incurring approximately $1,980,000 in cost of revenue and selling, general and administrative expenses in starting these two offices. During November 2016, WPCS instituted some changes and cost reductions in the Texas Operations staffing and related expenses to better align its operational costs with short-term projected revenue expectations. WPCS initially anticipated expending approximately $750,000 to develop these markets and the Texas Operations were taking longer than anticipated to begin generating the expected level of revenue to warrant continued operation. Therefore, in late December 2016, WPCS decided to close the Texas Operations and at the end of February 2017 the San Antonio and Dallas offices were closed.
During the second quarter of fiscal 2016, WPCS sold its joint venture interest in its China Operations and therefore, the financial results of the China Operations for the year ended April 30, 2016, are included in the results from discontinued operations in its financial statements.
Through its Suisun City Operations, WPCS provides, communication infrastructure services. In particular, it offers low voltage communications infrastructure contracting services to the public services, healthcare, energy and corporate enterprise markets. WPCS provides an integrated approach to project coordination that creates cost-effective solutions. Corporations, government entities, healthcare organizations and educational institutions depend on the reliability and accuracy of voice, data and video communications. However, the potential for this new technology cannot be realized without the right infrastructure to support the convergence of technology. In this regard, WPCS creates integrated building systems, including the installation of advanced structured cabling systems. WPCS specializes in wireless technology and a combination of various technologies to develop a cost-effective network for a customer’s wireless communication requirements. This includes Wi-Fi networks, point-to-point systems, cellular networks, in-building systems and two-way communication systems. WPCS supports the integration of telecommunications, life safety, security and HVAC and design for future growth by building in additional capacity for expansion as new capabilities are added.
For the fiscal years ended April 30, 2017 and 2016, WPCS revenues from continuing operations were $16,737,000 and $14,555,000, respectively. Backlog at April 30, 2017 was $14,596,000 as compared to $13,200,000 at April 30, 2016.

Company Strategy
During the past two fiscal years, WPCS’ strategy in the contracting services segment included divesting certain operations through the sale of its China Operations and closing of its Texas Operations.
WPCS divested and/or closed these operations either because they were not profitable, or were part of its plan to reduce expenses and liabilities, improve operational performance, as well as to generate cash for working capital and general corporate purposes. WPCS’ ongoing plan continues to be to strengthen its balance sheet as well as to increase revenue, profit and cash flow at the Suisun City Operations and to seek viable acquisition and/or merger candidate(s).
The transition from a restructuring plan to a growth plan began during fiscal 2016, as WPCS launched a series of initiatives targeting revenue enhancement and selected demographic expansion, including:
•
strengthening its operations team with proven audio-visual professionals;

•
uniformly deploying full-service low voltage capabilities for developing, installing and servicing structured cabling, audio-visual and security systems in the California market; and,

•
developing strategic alliances with contractors who have significant presence in its geographic operating area.

WPCS believes that these initiatives have the potential to improve the its business and provide more opportunities for growth.
Historically, the Suisun City Operations operated primarily as a subcontractor for low-voltage structured cabling systems, which were generally secured through the competitive bidding process. WPCS was not adequately positioned with the resources to deliver a fully integrated offering to include audio-visual and security. As a result, such opportunities were either lost or had to be subcontracted to others. However, with the recent additions to the Suisun City Operations, WPCS is now able to offer a full turnkey service that will allow it to be fully engaged with customers well after an initial installation is completed.
In addition to broadening its contracting revenue potential and offering higher margin recurring service capabilities, WPCS is also pursuing and securing more corporate affiliations and strategic alliances that will create more direct relationships capable of advancing its business opportunities even further.
Furthermore, WPCS continues to aggressively explore other viable growth opportunities.
Current Operating Trends and Financial Highlights
Management currently considers the following events, trends and uncertainties to be important in understanding WPCS results of operations and financial condition for the most fiscal year:
With regard to results from continuing operations for the year ended April 30, 2017, WPCS generated revenue of approximately $16,737,000 as compared to revenue of  $14,555,000 for the prior year. This $2,182,000 increase in revenue was due primarily to a $1,177,000 increase in revenue attributable to the Suisun Operations and a $1,005,000 increase in revenue attributable to the Texas Operations, which has closed in the fourth quarter of fiscal 2017.
WPCS generated a net loss to common stock stockholders for the year ended April 30, 2017 of approximately $2,256,000, or $0.76 per share of common stock, which includes approximately $1,037,000 of non-cash beneficial conversion dividends on the Series H-2 Shares and the Series H-3 Shares. The non-cash dividends have no impact on operating income or cash flows. The net loss also includes a $580,000 of non-cash compensation expense associated with the issuance of stock options.
The net loss to common stock stockholders for the year ended April 30, 2017 compares to a net loss of approximately $8,270,000, or $3.61 per share of WPCS common stock, for the year ended April 30, 2016, which includes approximately $4,743,000 of non-cash dividends on Series F-1 and G-1 Preferred Stock and $744,000 of non-cash beneficial conversion dividends on the Series H-1 Shares. The non-cash charges were offset by $400,000 in non-cash gains recorded on Section 16 settlements. The non-cash charges and gains have no impact on our operating income or cash flows. The net loss also includes a $838,000 gain loss from discontinued operations from the sale of the China Operations.
The markets served in public services, healthcare, and energy, continue to afford opportunities to grow the WPCS business. Two of the most important economic indicators for measuring future revenue producing capability and demand for WPCS services continue to be backlog and bid list. For comparative purposes, backlog and bid list for prior periods only includes continuing operations. Backlog of unfilled orders was approximately $14,596,000 at April 30, 2017, compared to backlog of  $13,200,000 for the prior year. WPCS goal is to convert more items on its bid list into contract awards which will increase backlog in the quarters ahead.
WPCS believes that its low voltage communication infrastructure contracting services for public services, healthcare, energy and corporate enterprise markets will create additional opportunities. WPCS believes that its ability to provide comprehensive communications infrastructure contracting services is a competitive advantage. In regard to strategic development, WPCS continues to focus on organic growth opportunities and is optimistic about the markets it serves as evidenced by new contract awards and its growing bid list.
Results of Operations for the Three Months Ended July 31, 2017 Compared to the Three Months Ended July 31, 2016
	For the three months ended July 31,
	2017		2016
Revenue	$3,523,347	100.0%	$3,416,453	100.0%
Costs and expenses:
Cost of revenue	2,754,550	78.2%	2,635,508	77.1%
Selling, general and administrative expenses	1,184,501	33.6%	1,352,986	39.6%
Depreciation and amortization	30,073	0.9%	20,666	0.6%
	3,969,124	112.7%	4,009,160	117.3%
Operating loss	(445,777)	-12.7%	(592,707)	-17.3%
Other income (expense):
Interest expense	(2,051)	-0.1%	(1,981)	-0.1%
Income from arbitration settlement	7,750	0.2%	1,150,000	33.7%
Other income	—	0.0%	4,487	0.1%
(Loss) income from operations before income tax provision	(440,078)	-12.5%	559,799	16.4%
Income tax provision	—	0.0%	2,618	0.1%
(Loss) income from operations	(440.078)	-12.5%	557,181	16.3%
Net income (loss)	$(440,078)	-12.5%	$557,181	16.3%

Operating Loss
WPCS had an operating loss of approximately $446,000 for the three months ended July 31, 2017. The quarter’s operating loss was comprised primarily of  $184,000 in operating income from its Suisun City Operations, which was offset by an operating loss of approximately $7,000 from its Texas Operations (final closing expenses) and $623,000 of corporate overhead expenses. For the three months ended July 31, 2016, WPCS had an operating loss of approximately $593,000 which was comprised primarily of  $208,000 in operating income from its Suisun City Operations and which was offset by approximately $496,000 of corporate overhead and $305,000 loss from its Texas Operation. The details of the operating loss are as follows:
Revenue
Revenue for the three months ended July 31, 2017 increased approximately $107,000, or 3.1%, to approximately $3,523,000, as compared to approximately $3,416,000 for same period last year due to an approximately $380,000 increase in revenue in the Suisun City Operations offset by an approximately $273,000 decrease in revenue from the Texas Operations. This increase in our Suisun City Operations’ revenue was primarily the result of the addition of lower revenue contracts which reduced its reliance on a few large customers. WPCS closed the Texas Operations in the fourth quarter of fiscal 2017 and does not expect to have any further revenue from that operation.
Cost of Revenue
Cost of revenue, which consists of direct costs on contracts: materials, direct labor, third party subcontractor services, union benefits and other overhead costs increased approximately $119,000, or 4.5%, to approximately $2,755,000, or 78.2% of revenue, for the three months ended July 31, 2017, as compared to approximately $2,636,000, or 77.2% of revenue, for the same period in 2016. This 1% percent increase in the cost of revenue is due to the different combination of contracts in process as compared to last year.
Selling, General and Administrative Expenses
For the three months ended July 31, 2017, total selling, general and administrative expenses decreased approximately $168,000, or 12.4%, to approximately $1,185,000 as compared to approximately $1,353,000 for the same period in 2016, which was primarily due to $371,000 of decreased expenses in the Texas Operations, as a result of its closure during fiscal 2017, offset by an increase in expense in the Suisun City Operations of  $74,000, and an increase in corporate overhead expenses of  $129,000. The increase in expense at the Suisun Operations was primarily due to an increased salary expense for the addition of personnel while the increased corporate overhead expenses was comprised primarily of higher consulting and legal costs associated with development activity.
Depreciation and Amortization
For the three months ended July 31, 2017, depreciation and amortization was approximately $30,000 as compared to approximately $21,000 for the same quarter in 2016, due primarily to the addition of vehicles and office furniture.
Loss from Operations
WPCS had net loss from operations of approximately $440,000 for the three months ended July 31, 2017 as compared to net income from operations of approximately $557,000 for the same period in 2016. Loss from operations is determined by adjusting the operating loss by the following items:
Interest Expense
For the three months ended July 31, 2017 and 2016, interest expense was approximately $2,100 and $2,000, respectively.
Income from Arbitration Settlements
For the three months ended July 31, 2017, WPCS received approximately $7,800 in a settlement related to its former subsidiary, BTX Trader, Inc.
On June 16, 2016, WPCS entered into a global settlement agreement and mutual release to resolve all disputes and claims regarding the construction of the Cooper Medical School at Rowan University, located in Camden, New Jersey, in which WPCS served as an electrical prime contractor. As a result of such settlement, WPCS received proceeds of  $1,150,000 during the three months ended July 31, 2016. The Cooper Medical School contract was performed under the electrical services segment and is no longer part of WPCS’ ongoing operation.
Other Income
For the three months ended July 31, 2017 and 2016, other income was $0 and approximately $5,000, respectively.

Effects of Inflation
Inflation has not had a material impact on WPCS’ business.
Liquidity and Capital Resources
As of July 31, 2017, WPCS had working capital of approximately $2,436,000, which consisted of current assets of approximately $6,769,000 and current liabilities of approximately $4,333,000. This compares to working capital of approximately $2,862,000 at April 30, 2017. The current liabilities as presented in the balance sheet at July 31, 2017 primarily include approximately $1,369,000 of accounts payable and accrued expenses and approximately $2,912,000 of billings in excess of costs and estimated earnings on uncompleted contracts.
Our cash and cash equivalents balance at July 31, 2017 was approximately $2,381,000 of which approximately $500,000 is classified as restricted cash.
WPCS has a $1.0 million line of credit with First Northern Bank that it can use to finance its Suisun City Operations (the “Credit Line”). Currently, there is no outstanding balance under the Credit Line. The Credit Line was first obtained in 2015 and has been renewed annually. The most recent renewal was on August 15, 2017. WPCS recently received a default notice from First Northern Bank stating that WPCS failed to comply with the net worth requirement (a minimum of  $2.2 million) or the asset ratio requirement (1.2:1) covenants contained in the loan agreement which was subsequently cured. However, WPCS cannot assure you that it will remain in compliance with the covenants throughout the term of the facility. If WPCS is unable to remain in compliance it will not have access to this Credit Facility which could adversely impact its liquidity.
WPCS’ future plans and growth depend on its ability to increase revenues and continue its business development efforts surrounding its contract award backlog. If it continues to incur losses and revenues do not generate from the backlog as expected, it may need to raise additional capital to expand our business and continue as a going concern. WPCS currently anticipates that its current cash position will be sufficient to meet its working capital requirements to continue our sales and marketing efforts for at least 12 months. If in the future WPCS plans or assumptions change or prove to be inaccurate, we may need to raise additional funds through public or private debt or equity offerings, financings, corporate collaborations, or other means. WPCS may also be required to reduce operating expenditures or investments in its infrastructure.

Results of Operations for the Year Ended April 30, 2017 Compared to the Year Ended April 30, 2016
	For the years ended April 30,
	2017		2016
Revenue	$16,736,991	100.0%	$14,555,102	100.0%
Costs and expenses:
Cost of revenue	12,893,901	77.0%	11,570,364	79.5%
Selling, general and administrative expenses	6,272,138	37.5%	6,951,637	47.8%
Depreciation and amortization	115,454	0.7%	64,738	0.4%
	19,281,493	115.2%	18,586,739	127.7%
Operating loss	(2,544,502)	-15.2%	(4,031,637)	-27.7%
Other income (expense):
Interest expense	(6,621)	0.0%	(3,196)	0.0%
Income from Section 16 settlement	—	0.0%	400,000	2.7%
Income from Arbitration settlement	1,192,246	7.1%	—	0.0%
Other income	143,178	0.9%	5,284	0.0%
Loss from continuing operations before income tax provision	(1,215,699)	-7.3%	(3,629,549)	-24.9%
Income tax provision	3,130	0.0%	1,706	0.0%
Loss from continuing operations	(1,218,829)	-7.3%	(3,631,255)	-24.9%
Discontinued operations:
Income from discontinued operations	—	0.0%	27,261	0.2%
Gain from disposal	—	0.0%	837,720	5.8%
Consolidated net loss	(1,218,829)	-7.3%	(2,766,274)	-19.0%
Net loss attributable to noncontrolling interest	—	0.0%	16,505	0.1%
Net loss attributable to WPCS	(1,218,829)	-7.3%	(2,782,779)	-19.1%
Dividends declared on preferred stock	—	0.0%	(4,742,768)	-32.6%
Deemed dividend on convertible preferred stock, due to beneficial conversion feature	(1,037,365)	-6.2%	(744,499)	-5.1%
Net loss attributable to WPCS common stockholders	$(2,256,194)	-13.5%	$(8,270,046)	-56.8%

Operating Loss
WPCS had an operating loss of approximately $2,545,000 for year ended April 30, 2017. This operating loss was comprised primarily of  $1,043,000 in operating income from Suisun City Operations and was offset by approximately $2,602,000 of corporate overhead expenses, of which approximately $580,000 related to non-cash compensation expense recognized on the issuance of employee stock options, and a $986,000 loss from the startup of the Texas Operations.
For the year ended April 30, 2016, WPCS had an operating loss of approximately $4,032,000 which was comprised primarily of  $1,064,000 in operating income from the Suisun City Operations, which was offset by approximately $4,813,000 of corporate overhead expenses, of which approximately $2,439,000 related to non-cash compensation expense recognized upon the issuance of employee stock options, a $237,000 in expenses from the startup of the Texas Operations and a write-off of the remaining Trenton Operations’ assets of  $47,000. The details of the operating loss are as follows:
Revenue
Revenue for the year ended April 30, 2017, increased by approximately $2,182,000, or 15%, to approximately $16,737,000, as compared to approximately $14,555,000 for prior year. The increase in revenue was due primarily to a $1,177,000 increase in revenue in the Suisun City Operations and a

$1,005,000 increase in revenue from the Texas Operations, which closed in the fourth quarter of 2017. The increased sales in the Suisun City Operations is due to an increase in the number of contracts rather than a single large contract.
Cost of Revenue
Cost of revenue, which consists of direct costs on contracts — i.e., materials, direct labor, third party subcontractor services, union benefits and other overhead costs — increased by approximately $1,323,000, or 11%, to approximately $12,894,000, or 77% of revenue, for the year ended April 30, 2017, compared to approximately $11,570,000, or 79.5% of revenue, for the prior year. The decrease in the cost of revenue as a percentage of sales was due primarily to attracting new contracts with lower subcontracting costs in the Suisun City Operations.
Selling, General and Administrative Expenses
For the year ended April 30, 2017, total selling, general and administrative expenses decreased by approximately $680,000, or 10%, to approximately $6,272,000 as compared to $6,952,000 for the year ended April 30, 2016. The decrease was primarily due to lower: (i) non-cash stock compensation expense of approximately $1,859,000 for stock options issued; (ii) accounting and legal fees of approximately $335,000; and (iii) various miscellaneous costs of approximately $101,000, all of which were partially offset by higher: (iv) expenses in the Texas Operations of approximately $975,000; (v) salary expenses of approximately $354,000 and (vi) various miscellaneous costs of approximately $334,000.
Depreciation and Amortization
For the year ended April 30, 2017, depreciation and amortization increased by approximately $50,000, or 77%, to approximately $115,000 as compared to approximately $65,000 for 2016. The increase in expense was due to the addition of computer equipment, automobiles and office furniture in the San Antonio and Dallas offices.
Loss from Continuing Operations
WPCS had a net loss from continuing operations of approximately $1,219,000 for the year ended April 30, 2017 as compared to a net loss from continuing operations of approximately $3,631,000 for 2016. Loss from continuing operations is determined by adjusting the operating loss by the following items:
Interest Expense
For the years ended April 30, 2017 and 2016, interest expense was approximately $7,000 and $3,000, respectively. The increase in interest expense in 2017 as compared to 2016 is attributable to interest on automobile loans.
Income from Section 16 Settlement
For the year ended April 30, 2016, WPCS received income from Section 16 settlements of  $400,000. This income was comprised of forgiveness of certain promissory notes and receipt of cash as part of the settlements with certain note holders who were defendants named in a Section 16 litigation brought by a WPCS stockholder on behalf of WPCS. These settlements resolved all issues related to this litigation. There was no income from Section 16 settlements for the year ended April 30, 2017.
Income from Arbitration and other Settlements
During the year ended April 30, 2017, WPCS received approximately $1,150,000 in connection with a global settlement agreement and mutual release to resolve all existing disputes and claims regarding the construction of the Cooper Medical School at Rowan University, located in Camden, New Jersey, in which WPCS served as an electrical prime contractor.
During the year ended April 30, 2017, WPCS received approximately $30,000 in connection with a settlement of an outstanding contract in the Suisun City Operations.

Other Income
For the years ended April 30, 2017 and 2016, other income was approximately $143,000 and $5,000, respectively. The increase in other income in 2017 is primarily due to the negotiation and eventual reduction of certain accounts payable balances.
Net Loss Attributable to WPCS Common Stockholders
WPCS incurred a net loss attributable to holders of WPCS common stock of approximately $2,256,000 for the year ended April 30, 2017 compared to a net loss attributable to holders of WPCS common stock of approximately $8,270,000 for 2016. The following items are the adjustments to the loss from continuing operations that result in determining the net loss attributable to WPCS common stock stockholders.
Gain from Discontinued Operations
As a result of the sale of WPCS’ China Operations, WPCS recorded all activity related to that subsidiary as income from discontinued operations (see Note 13 — Discontinued Operations). The cumulative effect is net income of approximately $865,000 for the year ended April 30, 2016. There was no activity from discontinued operations for the year ended April 30, 2017.
Dividends Declared on Preferred Stock
As a result of the issuance of preferred stock, WPCS declared dividends, make-whole dividends, and deemed dividends of approximately $1,037,000 for the year ended April 30, 2017 compared to approximately $5,487,000 for 2016. These dividends are non-cash and were either paid in shares of WPCS common stock or resulted from the calculation of a beneficial conversion feature upon the issuance of preferred stock.
Effects of Inflation
Inflation has not had a material impact on WPCS’ business.
Liquidity and Capital Resources as of April 30, 2017
As of April 30, 2017, WPCS had a working capital surplus of approximately $2,862,000, which consisted of current assets of approximately $6,811,000 and current liabilities of approximately $3,949,000. The current liabilities as presented in the audited balance sheet at April 30, 2017 primarily consist of approximately $1,790,000 of accounts payable and accrued expenses, approximately $2,106,000 of billings in excess of contract costs and approximately $52,000 of short-term vehicle loans.
WPCS’ cash and cash equivalents balance at April 30, 2017 was approximately $2,159,000 of which approximately $500,000 is classified as restricted cash.
WPCS’ operating activities used approximately $1,367,000 of cash for the year ended April 30, 2017. The major components of the net cash used in operating activities were the loss from operations of approximately $1,219,000, the increase in accounts receivable of approximately $1,314,000, the reduction of accounts payable of approximately $282,000 offset by an increase in the billings in excess of costs of approximately $748,000 and the non-cash charge associated with the issuance of stock options of approximately $602,000.
WPCS’ investing activities used cash of approximately $77,000, for the year ended April 30, 2017, due to the purchase of equipment of approximately $77,000.
WPCS’ financing activities provided cash of approximately $1,368,000 for the year ended April 30, 2017, primarily from the issuance of the Series H-2 Shares and the Series H-3 Shares offset by payment to satisfy obligations under its loan payable agreements.
WPCS’ future plans and growth are dependent on its ability to increase revenues and continue its business development efforts surrounding its contract award backlog. If WPCS continues to incur losses and revenues do not generate from the backlog as expected, it may need to raise additional capital to continue as a going concern. WPCS currently anticipates that its current cash position will be sufficient to meet its working capital requirements to continue its sales and marketing efforts for at least 12 months. If, in the future, WPCS’ plans or assumptions change or prove to be inaccurate, it may need to raise additional funds through public or private debt or equity offerings, financings, corporate collaborations, or other means. WPCS may also be required to reduce operating expenditures or investments in its infrastructure.
Backlog
As of April 30, 2017, WPCS had a backlog of unfilled orders of approximately $14.6 million, compared to approximately $13,200,000 at April 30, 2016. WPCS defines backlog as the value of work-in-hand to be provided for customers as of a specific date where the following conditions are met (with the exception of engineering change orders): (i) the price of the work to be done is fixed; (ii) the scope of the work to be done is fixed, both in definition and amount; and (iii) there is a written contract, purchase order, agreement or other documentary evidence which represents a firm commitment by the customer to pay for the work to be performed. These backlog amounts are based on contract values and purchase orders and may not result in actual receipt of revenue in the originally anticipated period or at all.
WPCS experienced variances in the realization of our backlog because of project delays or cancellations resulting from external market factors and economic factors beyond its control and WPCS may experience such delays or cancellations in the future. Backlog does not include new firm commitments that may be awarded by customers from time to time in future periods. These new project awards could start and be completed in the same future period. Accordingly, backlog does not necessarily represent the total revenue that could be earned in future periods.
Off-Balance Sheet Arrangements
WPCS has no off-balance sheet arrangements other than operating lease commitments.
Critical Accounting Policies
Included below is a discussion of critical accounting policies used in the preparation of WPCS’ financial statements. While all these significant accounting policies impact WPCS’ financial condition and results of operations, WPCS’ views certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on WPCS’ consolidated financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates.
WPCS’ believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our consolidated results of operations, financial position or liquidity for the periods presented in this report.
The accounting policies identified as critical are as follows:
Use of Estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. The most significant estimates relate to the calculation of percentage-of-completion on uncompleted contracts, allowance for doubtful accounts, realization of deferred tax assets, and valuation of equity instruments. Actual results could differ from those estimates.
Revenue Recognition
WPCS’ generates revenue by offering communications infrastructure contracting services. WPCS’ contracting services report revenue pursuant to customer contracts that span varying periods of time. WPCS reports revenue from contracts when persuasive evidence of an arrangement exists, fees are fixed or determinable, and collection is reasonably assured.

WPCS records revenue and profit from long-term contracts on a percentage-of-completion basis, measured by the percentage of contract costs incurred to date to the estimated total costs for each contract. Contracts in process are valued at cost plus accrued profits less earned revenues and progress payments on uncompleted contracts. Contract costs include direct materials, direct labor, third party subcontractor services and those indirect costs related to contract performance. Contracts are generally considered substantially complete when engineering is completed and/or site construction is completed.
WPCS has numerous contracts that are in various stages of completion. Such contracts require estimates to determine the appropriate cost and revenue recognition. Cost estimates are reviewed monthly on a contract-by-contract basis, and are revised periodically throughout the life of the contract such that adjustments to profit resulting from revisions are made cumulative to the date of the revision. Significant management judgments and estimates, including the estimated cost to complete projects, which determines the project’s percent complete, must be made and used in connection with the revenue recognized in the accounting period. Current estimates may be revised as additional information becomes available. If estimates of costs to complete long-term contracts indicate a loss, provision is made currently for the total loss anticipated.
The length of contracts varies. Assets and liabilities related to long-term contracts are included in current assets and current liabilities as they will be liquidated in the normal course of contract completion, although this may require more than one year.
Accounts Receivable
Accounts receivable are due within contractual payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Credit is extended based on evaluation of a customer’s financial condition. Accounts outstanding longer than the contractual payment terms are considered past due. WPCS determines the allowance by considering a number of factors, including the length of time trade accounts receivable are past due, its previous loss history, the customer’s current ability to pay its obligation, and the condition of the general economy and the industry as a whole. WPCS will write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.
Fair Value of Financial Instruments
WPCS material financial instruments at April 30, 2017, and for which disclosure of estimated fair value is required by certain accounting standards, consisted of cash and cash equivalents, accounts receivable, account payable, notes, common stock warrants and loans payable. The fair values of cash and cash equivalents, accounts receivable, and accounts payable are equal to their carrying value because of their liquidity and short-term maturity. WPCS believes that the fair values of the loans payable do not differ materially from their aggregate carrying values in that substantially all the obligations bear variable interest rates that are based on market rates or interest rates that are periodically adjustable to rates that are based on market rates.
Share Based Compensation
WPCS estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. WPCS determine the forfeiture rate based on the historical forfeitures of stock options previously granted to employees and directors. Historically employee stocks options have generally fully vested prior to cancellation or termination and therefore WPCS has determined that the forfeiture rate was 0% for each of the years ended April 30, 2017 and 2016. Compensation cost is then recognized on a straight-line basis over the vesting or service period and is net of estimated forfeitures.
Income Taxes
WPCS determines deferred tax liabilities and assets at the end of each period based on the future tax consequences that can be attributed to net operating loss carryovers and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using the tax rate expected to be in effect when the taxes are actually paid or recovered. The recognition of deferred tax assets is reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. The ultimate realization of deferred tax assets depends upon the generation of future taxable income during the periods in which those temporary differences become deductible.
At April 30, 2017, WPCS’ net deferred tax assets are fully offset by a valuation allowance. WPCS will continue to evaluate the realization of its deferred tax assets and liabilities on a periodic basis, and will adjust such amounts in light of changing facts and circumstances.
WPCS considers past performance, expected future taxable income and prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. WPCS’ forecast of expected future taxable income is based over such future periods that it believes can be reasonably estimated. Changes in market conditions that differ materially from current expectations and changes in future tax laws in the U.S. may cause to change its judgments of future taxable income. These changes, if any, may require WPCS to adjust its existing tax valuation allowance higher or lower than the amount it has recorded.
Adoption of Recent Accounting Pronouncements
In August 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, that requires management to evaluate whether there are conditions and events that raise substantial doubt about the company’s ability to continue as a going concern within one year after the financial statements are issued or available to be issued on both an interim and Special basis. Management is required to provide certain footnote disclosures if it concludes that substantial doubt exists or when its plans alleviate substantial doubt about the company’s ability to continue as a going concern. WPCS adopted ASU 2014-15 as of January 31, 2017, and its adoption did not have any significant impact on its financial statements.
In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. WPCS adopted this guidance as of January 31, 2017 on a prospective basis, and its adoption did not have any significant impact on its consolidated financial statements.
In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which addresses specific cash flow classification issues where there is currently diversity in practice including debt prepayment and proceeds from the settlement of insurance claims. ASU 2016-15 is effective for Special periods beginning after December 15, 2017, with early adoption permitted. WPCS elected to early adopt ASU 2016-15 effective as of January 31, 2017. The adoption of ASU 2016-15 did not impact WPCS results of operations or cash flows.
In November 2016, the FASB issued ASU No. 2016-18 Statement of Cash Flows — Restricted Cash, which requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for Special periods beginning after December 15, 2017, with early adoption permitted. WPCS elected early adoption of ASU 2016-18 including retrospective adoption for all prior periods. The impact of the adoption of ASU 2016-18 is the addition of a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet and was not material to WPCS’ financial results.
In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendment is to simplify several aspects of the accounting for share-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public entities, the amendments in ASU 2016-09 are effective for interim and Special reporting periods beginning after December 15, 2016. WPCS adopted this guidance as of April 30, 2017, and its adoption did not have any significant impact on WPCS consolidated financial statements.

Recent Accounting Pronouncements
Leases
In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The standard will be effective for Special and interim periods beginning after December 15, 2018, with early adoption permitted upon issuance. WPCS is currently evaluating the impact that ASU 2016-02 will have on its consolidated financial statements and related disclosures.
Revenue from Contracts with Customers
In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 amends the guidance for revenue recognition to replace numerous, industry-specific requirements and converges areas under this topic with those of the International Financial Reporting Standards. The ASU implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendments of ASU 2014-09 were effective for reporting periods beginning after December 15, 2016, with early adoption prohibited. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption.
Subsequent to issuing ASU 2014-09, the FASB issued the following amendments concerning the adoption and clarification of ASU 2014-09. In August 2015, the FASB issued ASU No. 2015-14 “Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date” (“ASU 2015-14”), which deferred the effective date one year. As a result, the amendments of ASU 2014-09 are effective for reporting periods beginning after December 15, 2017, with early adoption permitted only as of Special reporting periods beginning after December 15, 2016. In March 2016, the FASB issued ASU No. 2016-08 “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. ASU 2016-08 clarifies how an entity should identify the unit of accounting (i.e. the specified good or service) for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. In April 2016, the FASB issued ASU No. 2016-10 “Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Revenue from Contracts with Customers (Topic 606), Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. ASU 2016-12 clarifies that, for a contract to be considered completed at transition, all (or substantially all) of the revenue must have been recognized under legacy GAAP. In addition, ASU 2016-12 clarifies how an entity should evaluate the collectability threshold and when an entity can recognize nonrefundable consideration received as revenue if an arrangement does not meet the standard’s contract criteria. WPCS is currently evaluating the potential impact the adoption of these ASUs may have on its financial statements and related disclosures.

Business Combinations
In January 2017, the FASB issued an ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for Special periods beginning after December 15, 2017, including interim periods within those periods. WPCS is currently evaluating the impact of adopting this guidance.
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board (“FASB”), SEC or other standard setting bodies that do not require adoption until a future date are not expected to have a material impact on WPCS’ consolidated financial statements upon adoption.

DROPCAR MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following management’s discussion and analysis should be read in conjunction with the section entitled “Selected Historical Financial Data of DropCar” and DropCar’s historical financial statements and the related notes thereto contained in this proxy statement/prospectus/information statement. This management’s discussion and analysis contains forward-looking statements, such as statements of DropCar’s plans, objectives, expectations and intentions. Any statements that are not statements of historical fact are forward-looking statements. When used, the words “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect” and the like, and/or future tense or conditional constructions (“will,” “may,” “could,” “should,” etc.), or similar expressions, identify certain of these forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including those under “Risk Factors” in this proxy statement/prospectus/information statement that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. DropCar’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors. DropCar does not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.
Overview
DropCar is a privately-held provider of automotive logistics and concierge services for both consumers and the automotive industry. In 2015, DropCar launched its cloud-based Vehicle Support Platform and mobile application (“app”) to assist consumers and automotive-related companies reduce the costs, hassles and inefficiencies of owning a car, or fleet of cars, in urban centers. To date, DropCar operates primarily in the New York metropolitan area and plans to expand its territory in the future.
DropCar achieves this balance of increased consumer flexibility and lower consumer cost by aggregating demand for parking and other automotive services and redistributing their fulfillment to partners on city outskirt areas that have not traditionally had access to lucrative city business. Beyond the immediate unit economic benefits of securing bulk discounts from vendor partners, DropCar believes there is significant opportunity to further vertically integrate such businesses along the supply chain into the DropCar platform.
On the enterprise side, original equipment manufacturers (“OEMs”), dealers, and other service providers in the automotive space are increasingly being challenged with consumers who have limited time to bring in their vehicles for maintenance and service, making it difficult to retain valuable post-sale service contracts or scheduled consumer maintenance and service appointments. Additionally, many of the vehicle support centers for automotive providers (i.e., dealerships, including body work and diagnostic shops) have moved out of urban areas thus making it more challenging for OEMs and dealers in urban areas to provide convenient and efficient service for their consumer and business clientele. Similarly, shared mobility providers and other fleet managers, such as rental car companies, face a similar urban mobility challenge: getting cars to and from service bays, rebalancing vehicle availability to meet demand and getting vehicles from dealer lots to fleet locations.
DropCar is able to offer its enterprise services at a fraction of the cost of alternatives, including other third parties or expensive in-house resources, given DropCar’s pricing model that reduces and/or eliminates any downtime expense while also giving clients access to a network of trained valets on demand that can be scaled up or down based on the real time needs of the enterprise client. DropCar supports this model by maximizing the utilization of its employee-valet workforce across a curated pipeline for both the consumer and business network.
While DropCar’s business-to-business (“B2B”) and business-to-consumer (“B2C”) services generate revenue and help meet the unmet demand for vehicle support services, DropCar is also building-out a platform and customer base that positions it well for developments in the automotive space where vehicle ownership becomes more subscription based with transportation services and concierge options well-suited to match a customer’s immediate needs. For example, certain car manufacturers are testing new services in which customers pay the manufacturer a flat fee per month to drive a number of different models for any length of time. DropCar believes that its unique blend of B2B and B2C services make DropCar well suited to introduce, and provide the services necessary to execute, this next generation of automotive subscription services.
Recent Developments
On September 6, 2017, DropCar entered into the Merger Agreement pursuant to which it will merge with Merger Sub, a wholly-owned subsidiary of WPCS in an all-stock transaction. Subject to the terms and conditions of the Merger Agreement, at the closing of the transaction, DropCar will be a wholly owned subsidiary of WPCS, which is expected to be renamed “DropCar, Inc.”
As a condition to the completion of the Merger, DropCar will conduct one or more private capital raises prior to the consummation of the Merger, pursuant to which DropCar is required to raise proceeds of at least $4.0 million. DropCar expects the proceeds from this financing, together with its existing cash and cash equivalents, to fund the combined company’s operations for at least 12 months after the closing of the Merger.
Pursuant to the terms of the Merger Agreement, immediately following the closing of the Merger, WPCS stockholders will own approximately 16.01% of the combined company, with the remaining 83.99% of the combined company owned by DropCar’s security holders and advisors (68% owned by DropCar securityholders and 18% by Alpha and Palladium, DropCar’s advisors in connection with the Merger). The transaction has been approved by the board of directors of both companies and the stockholders of WPCS are scheduled to vote on the Merger on ___________, 2018. The Merger is expected to close in the first quarter of 2018, subject to the approval of the stockholders of WPCS and other customary closing conditions, which are described in “The Merger Agreement” beginning on page 94.
In connection with the Merger, DropCar will be deemed to be the accounting acquirer because the stockholders of DropCar will effectively control the combined company following the Merger. The Merger will be treated as a reverse acquisition.
Results of Operations
DropCar has never been profitable and has incurred significant operating losses in each year since inception. Net losses for the nine months ended September 30, 2017 and 2016 were $5,088,429 and $807,854, respectively, and net losses for the years ended December 31, 2016 and 2015 were $1,417,346 and $528,930, respectively. Substantially all of DropCar’s operating losses resulted from expenses incurred in connection with its valet workforce, parking and technology development programs and from general and administrative costs associated with its operations. As of September 30, 2017, DropCar had a net working capital deficit of approximately $3,318,000. DropCar expects to continue to incur significant expenses and increasing operating losses for at least the next several years as it continues the development of its comprehensive Vehicle Support Platform across business-to-consumer and business-to-business clientele. Accordingly, DropCar will continue to require substantial additional capital to continue its commercialization activities. The amount and timing of DropCar’s future funding requirements will depend on many factors, including the timing and results of its commercialization efforts.
Components of Statements of Operations
Net Services Revenue
DropCar generates substantially all of its revenue from on-demand vehicle pick-up, parking and delivery services, providing automobile maintenance, care and refueling services and through its business-to-business fleet management services. The majority of DropCar’s consumer contracts are month-to-month subscription contracts with fixed monthly or contract term fees.
Cost of Revenue
Cost of revenue consists of the aggregate costs incurred in delivering the services for DropCar’s customers, including, expenses for personnel costs, parking lot costs, technology hosting and third party licensing costs, vehicle repair costs, insurance, customer acquisition costs associated with discounts and credits, uniforms, and transportation expenses associated with providing a service.

Selling, General and Administrative Expenses
Selling, general and administrative expenses consist primarily of technology, sales and marketing and general and administrative expenses.
Technology.   Technology expenses consist primarily of labor-related costs incurred in coding, testing, maintaining and modifying DropCar’s technology platform. DropCar has focused its technology development efforts on both improving ease of use and functionality of its reservation, back-end system and mobile (i.e., IOS, Android) applications. DropCar expects technology expenses to increase as DropCar continues to enhance and expand its technological capabilities but to decrease over time as a percentage of revenue as DropCar leverages its technology platform over a larger membership base. DropCar anticipates significantly increasing investment in research and development, notably with respect to integrating its services into vehicles natively, machine learning based process automation and virtual assistance.
Sales and Marketing.   Sales and marketing expenses consist primarily of labor-related costs, online search and advertising, trade shows, marketing agency fees, public relations, physical mailers, and other promotional expenses. Online search and advertising costs, which are expensed as incurred, include online advertising media such as banner ads and pay-per-click payments to search engines. DropCar expects to continue to invest in sales and marketing activities to increase its membership base and brand awareness. DropCar expects that sales and marketing expenses will continue to increase in the future but decrease as a percentage of revenue as certain fixed costs are leveraged over a larger revenue base.
General and Administrative.   General and administrative expenses consist primarily of labor-related expenses for administrative, human resources, internal information technology support, legal, finance and accounting personnel, professional fees, insurance and other corporate expenses. DropCar expects that general and administrative expenses will increase as DropCar continues to add personnel to support the growth of its business. In addition, DropCar anticipates that it will incur additional personnel expenses, professional service fees, including audit and legal, investor relations, costs of compliance with securities laws and regulations, and higher director and officer insurance costs related to operating as a public company. As a result, DropCar expects that its general and administrative expenses will continue to increase in the future but decrease as a percentage of revenue over time as its membership base and related revenue increases.
Critical Accounting Policies and Estimates
DropCar’s financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of DropCar’s financial statements and related disclosures requires DropCar to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses and related disclosures. DropCar believes that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on its financial statements and, therefore, DropCar considers these to be its critical accounting policies. Accordingly, DropCar evaluates its estimates and assumptions on an ongoing basis. DropCar’s actual results may differ from these estimates under different assumptions and conditions. See Note 2 to DropCar’s financial statements included elsewhere in this proxy statement/prospectus/information statement for information about these critical accounting policies, as well as a description of DropCar’s other significant accounting policies.
Accounts receivable
Accounts receivable represent customer obligations due under normal trade terms, in accordance with the contracts. DropCar analyzes past history with a customer, customer credit, current economic trends and changes in customer payment trends when evaluating the collectability of customer accounts. If accounts are deemed uncollectible, amounts will be charged off to the allowance when it is deemed probable that the receivable will not be recovered. The expense associated with the allowance is recognized as selling, general, and administrative expense. At September 30, 2017 and December 31, 2016, the accounts receivable reserve was approximately $42,000 and $0, respectively

Capitalized software
Costs related to website and internal-use software development are accounted for in accordance with Accounting Standards Codification (“ASC”) Topic 350-50 — Intangibles — Website Development Costs. Such software is primarily related to DropCar’s websites and mobile apps, including support systems. DropCar begins to capitalize its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Costs incurred prior to meeting these criteria are expensed as incurred and recorded within General and administrative expenses within the accompanying statements of operations. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated between two to three years. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and amortized over the estimated useful life of the enhancements, generally between two and three years.
DropCar evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.
Revenue Recognition
DropCar provides a variety services to its customers through a mobile application platform for a variety of services including valet, parking, maintenance and repairs as well as business-to-business services. The majority of its contracts are month-to-month subscription contracts with fixed monthly or contract term fees. Revenue for these contracts is recognized ratably over the service term.
Monthly Subscriptions
DropCar offers a selection of subscriptions which can include parking, valet, and access to other services. The contract terms are on a month-to-month subscription contract with fixed monthly or contract term fees. Revenue for these contracts is recognized ratably over the service term.
On Demand Valet and Parking Services
DropCar offers its customers on demand services through their mobile application. The customer is billed at an hourly rate upon completion of the services.
DropCar 360 Services
DropCar offers an additional service to its customers by offering to take the vehicle for inspection, maintenance, or to fill up with gas. The customers are charged a fee in addition to the cost of the third party services provided. DropCar records the third party costs as both revenue and cost of services.
Business-To-Business
DropCar also has contracts with car dealerships in moving their fleet of cars. Revenue for these services is recognized when all of the following criteria have been met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.
Cost of services
Cost of services reflects the aggregate costs incurred in delivering the services for DropCar’s customers and includes expenses for personnel costs, parking lot costs, and transportation expenses associated with providing the service.

Sales and marketing
Sales and marketing costs are expensed as incurred.
Stock-based compensation:
DropCar accounts for all stock options using a fair value-based method. The fair value of each stock option granted to employees is estimated on the date of the grant using the Black-Scholes option-pricing model and the related stock-based compensation expense is recognized over the vesting period during which an employee is required to provide service in exchange for the award. The fair value of the options granted to non-employees is measured and expensed as the options vest.
Results of Operations
The following tables set forth DropCar’s results of operations for the periods presented:
	Nine months ended September 30,		Year Ended December 31,
	2017	2016	2016	2015
Net services revenues	$2,797,409	$1,071,353	$1,702,495	$153,600
Cost of services	2,489,902	751,961	1,229,536	267,634
Gross profit (loss)	307,507	319,392	472,959	(114,034)
Gross margin %	11%	30%	28%	(74%)
Selling, general and administrative:
Technology	62,170	20,052	77,675	19,263
Sales, marketing and training	640,332	207,239	365,782	68,994
General and administration	3,848,041	804,361	1,320,228	292,917
Total selling, general, and administrative	4,550,543	1,031,652	1,763,685	381,174
Depreciation and amortization	(136,402)	(50,080)	(79,169)	(17,589)
Interest expense, net	(708,991)	(45,514)	(47,451)	(16,133)
Net loss	$(5,088,429)	$(807,854)	$(1,417,346)	$(528,930)

Comparison of the Nine Months Ended September 30, 2017 and 2016
Net Services Revenues
Net services revenues during the nine months ended September 30, 2017 increased $1,726,056, or 161%, to $2,797,409, compared to the nine months ended September 30, 2016. The increase was primarily due to DropCar’s continued efforts to increase monthly consumer subscriptions. DropCar is growing subscriptions and revenue using marketing and promotion campaigns, word-of-mouth referrals, and adding more coverage to current markets.
Cost of Services
Cost of services increased $1,737,941, or 231%, to $2,489,902, during the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016 primarily due to increased investment in DropCar’s valet workforce and the renting of additional parking spaces. DropCar increased its valet workforce by 75 employees to 110 full time employees, or a 214% increase during the nine months ended September 30, 2017 as compared to September 30, 2016. This increase is based on increased demand in valet services, as well as anticipated growth in the next three to six months. The increase in headcount during 2017 resulted in additional payroll costs of approximately $1,235,000 for the nine months ended September 30, 2017.
DropCar increased its parking space capacity by 35% and added an additional 150 prime location parking spaces for the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016. DropCar rented these additional parking spaces to meet anticipated growth and provide additional quality of service over the next three to six months. The increase in additional parking spaces in 2017 resulted in higher rental costs of approximately $502,000 for the nine months ended September 30, 2017.

Selling, General and Administrative
Technology.   Technology expenses during the nine months ended September 30, 2017 increased $42,118, or 210%, to $62,170, compared to the nine months ended September 30, 2016. This increase was attributable to costs incurred to support DropCar’s website, increases in communication technology and delivery of DropCar’s services.
Sales, marketing and training.   Sales, marketing and training during the nine months ended September 30, 2017 increased $433,093, or 209%, to $640,332, compared to nine months ended September 30, 2016. This increase is attributable to a significant increase in the size of DropCar’s workforce as it aggressively expands its operations. Additional increases have been utilized to develop, market, and promote DropCar’s services to increase organic demand as well as to absorb clients from competitors in the consumer space. DropCar increased marketing campaigns to focus on street teams in training, visual and direct mail advertising, and promotion at small scale events. DropCar has increased headcount in its sales, marketing and training department by 20 employees to a total of 30, or a 200% increase, for the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016. DropCar increased its headcount based on its expected revenue forecasts and anticipated personnel needs to support future growth.
General and Administrative.   General and administrative expenses during the nine months ended September 30, 2017 increased $3,043,680, or 378%, to $3,848,041, compared to the nine months ended September 30, 2016. This was primarily attributable to increases in payroll and related expenses of approximately $850,000, legal and professional fees (inclusive of the WPCS merger costs) of approximately $905,000, advertising, insurance and recruiting fees of approximately $410,000 and stock based compensation from the issuance of common stock to the founders of approximately $684,000. Additionally, a bad debt expense of  $42,000 was recorded to create a reserve for a B2B customer that has filed for bankruptcy.
Depreciation and amortization
Depreciation and amortization for the nine months ended September 30, 2017 increased $86,322, or 172%, to $136,402, compared to the nine months ended September 30, 2016. This increase was primarily attributable to DropCar’s increased capitalization of software costs related to its software platform.
Interest expense, net
Interest expense, net during the nine-months ended September 30, 2017 increased $663,477, or 1,457%, to $708,991, compared to the nine months ended September 30, 2016. This increase was primarily attributable to interest expense on the outstanding convertible notes issued in 2017 and the amortization of the debt discount and deferred financing costs of approximately $638,370. There were no outstanding convertible notes as of September 30, 2016.
Comparison of the years ended December 31, 2016 and 2015
Net Services Revenue
Net services revenues during the year ended December 31, 2016 increased $1,548,895, or 1,008%, to $1,702,495, compared to the year ended December 31, 2015. The increase was primarily due to significant growth in monthly consumer subscriptions and the launch of DropCar’s business-to-business enterprise platform.
Cost of Services
Cost of Services.   Cost of services during the year ended December 31, 2016 increased $961,902, or 359%, to $1,229,536, compared to the year ended December 31, 2015. The increase in cost of services was due to increased investment in DropCar’s valet workforce and the renting of additional parking spaces. DropCar increased its valet workforce to 75 full time employees during the year ended December 31, 2016 as compared to minimal staffing during December 31, 2015. This increase is based on increased staffing needs to meet the demand in valet services. The increase in headcount during 2016 resulted in additional payroll costs of approximately $622,000 for the year ended December 31, 2016.
DropCar increased its parking space capacity during 2016 as compared to the year ended December 31, 2015. The increase in additional parking spaces in 2016 resulted in higher rental costs of approximately $315,000 for the year ended December 31, 2016.
Selling, General and Administrative
Technology.   Technology expenses during the year ended December 31, 2016 increased $58,412, or 303%, to $77,675, compared to the year ended December 31, 2015. This increase was primarily attributable to an increase of  $38,031 in phone and internet services.
Sales, marketing and training.   Sales, marketing and training during the year ended December 31, 2016 increased $296,788, or 430%, to $365,782, compared to the year ended December 31, 2015. This increase was primarily attributable to an increase in the usage of DropCar’s workforce to develop, market, and promote DropCar’s services to increase organic demand as well as to absorb clients from competitors in the consumer space. The increase in headcount during 2016 resulted in additional payroll costs of approximately $296,000 for the year ended December 31, 2016.
General and Administrative.   General and administrative expenses during the year ended December 31, 2016 increased $1,027,311, or 351%, to $1,320,228, compared to the year ended December 31, 2015. This increase was primarily attributable to increases in payroll and related expenses of approximately $264,000, legal and professional fees of approximately $452,000, and advertising, insurance and recruiting fees of approximately $70,000.
Depreciation and amortization
Depreciation and amortization during the year ended December 31, 2016 increased $61,580, or 350%, to $79,169, compared to the year ended December 31, 2015. This increase was primarily attributable to DropCar’s increased capitalization of software costs related to its software platform.
Interest expense, net
Interest expense, net during the year ended December 31, 2016 increased $31,318, or 194%, to $47,451, compared to the year ended December 31, 2015. This increase was primarily attributable to interest expense on the outstanding convertible notes through the date of conversion in 2016 and the amortization of the remaining debt discount of approximately $44,000 upon conversion.
Liquidity and Capital Resources
Since DropCar’s inception in September 12, 2014, DropCar has incurred significant net losses and negative cash flows from operations. During the nine months ended September 30, 2017 and for the years ended December 31, 2016 and 2015, DropCar had net losses of $5,088,429, $1,417,346 and $528,930, respectively. At September 30, 2017, DropCar had an accumulated deficit of  $7,052,520.
At September 30, 2017 DropCar had cash and cash equivalents of $44,752.
DropCar’s independent registered public accounting firm included an explanatory paragraph about the existence of substantial doubt concerning DropCar’s ability to continue as a going concern in its report on DropCar’s financial statements as of and for the year ended December 31, 2016. Note B[1] to DropCar’s financial statements includes management’s discussion on the continuation of DropCar’s activities and its ability to fulfill its obligations as dependent upon its ability to raise additional financing and/or increase sales volume that will generate sufficient operating profit and cash flows to fund operations.
DropCar expects that the capital resources available to it as of September 30, 2017, plus the anticipated proceeds from the Merger Financing, will be sufficient to meet its anticipated cash requirements for at least the next 12 months. DropCar’s future capital requirements and the period for which it expects its existing resources to support its operations may vary significantly from what DropCar expects. DropCar’s monthly spending levels vary based on new and ongoing technology developments and corporate activities.

DropCar has historically financed its activities through the sale of its equity securities (including convertible preferred stock) and the issuance of convertible notes. DropCar plans to continue to fund its current operations, and the associated losses from operations, through working capital obtained from the Merger Financing, future issuances of debt and/or equity securities and potential collaborations or strategic partnerships with other entities. The capital raises from issuances of convertible debt and equity securities could result in additional dilution to DropCar’s stockholders. In addition, to the extent DropCar determines to incur additional indebtedness, DropCar’s incurrence of additional debt could result in debt service obligations and operating and financing covenants that would restrict its operations. DropCar can provide no assurance that financing will be available in the amounts it needs or on terms acceptable to it, if at all. If DropCar is not able to secure adequate additional working capital when it becomes needed, DropCar may be required to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or suspend or curtail operations. Any of these actions could materially harm DropCar’s business.
Cash Flows
The following table summarizes DropCar’s cash flows for the periods presented:
	Nine months ended September 30,		Year Ended December 31,
	2017	2016	2016	2015
Net cash used in operating activities	$(2,979,763)	$(582,429)	$(980,124)	$(470,495)
Net cash used in investing activities	$(323,619)	$(288,247)	$(281,452)	$(189,236)
Net cash provided by financing activities	$3,296,768	$850,000	$1,255,000	$475,000
Operating Activities
DropCar has historically experienced negative cash outflows as it has developed and expanded its business. DropCar’s primary source of cash flow from operating activities is recurring subscription receipts from customers and, to a lesser extent, monthly invoice payments from business-to-business customers. DropCar’s primary uses of cash from operating activities are the recruiting, training, equipping and growing its workforce to meet market demand, securing infrastructure for operating activities such as garage parking spaces, technology investment to grow the DropCar platform, as well as to support other operational expenses while DropCar aggressively expands.
During the nine months ended September 30, 2017, operating activities used $2,979,763 in cash, primarily as a result of a net loss of  $5,088,429, and offset by changes in operating assets and liabilities of $582,837 and non-cash items included in net loss of  $136,402 in depreciation and amortization, $709,000 in stock based compensation, $638,370 in amortization of debt discount and deferred financing and $42,057 in bad debt provisions. During the nine months ended September 30, 2016, operating activities used $582,429 in cash, primarily as a result of a net loss of  $807,854, offset by changes in operating assets and liabilities of  $175,345, and $50,080 in depreciation and amortization.
During the year ended December 31, 2016, operating activities used $980,124 in cash, primarily as a result of a net loss of  $1,417,346, offset by $313,641 in changes in operating assets and liabilities, $79,169 in amortization, and $44,412 in accretion of notes discount. During the year ended December 31, 2015, operating activities used $470,495 in cash, primarily as a result of a net loss of  $528,930, offset by $27,905 in changes in operating assets and liabilities, $17,589 in amortization, and $12,941 in accretion of notes discount.
Investing Activities
Cash used in investing activities during the nine months ended September 30, 2017 of  $323,619 primarily resulted from $317,019 in capitalized software costs and $6,600 in the purchase of fixed assets. Cash used in investing activities during the nine months ended September 30, 2016 of  $288,247 primarily resulted from capitalization of software costs.
Cash used in investing activities during the year ended December 31, 2016 and 2015 of  $281,452 and $189,236, respectively, primarily resulted from capitalization of software costs.

Financing Activities
Cash provided by financing activities during the nine months ended September 30, 2017 of  $3,296,768 primarily resulted from $3,340,000 in proceeds from the issuance of convertible notes and warrants, $219,968 in proceeds from the issuance of preferred stock and subscription receivable, offset by offering costs in the amount of  $263,200. Cash provided by financing activities during the nine months ended September 30, 2016 of  $850,000 resulted from proceeds from the issuance of preferred stock.
Cash provided by financing activities during the year ended December 31, 2016 of  $1,255,000 primarily resulted from the issuance of preferred stock. Cash provided by financing activities during the year ended December 31, 2015 of  $475,000 resulted from $325,000 in proceeds from the sale of convertible notes and $150,000 in proceeds from the issuance of preferred stock.
Off-Balance Sheet Arrangements
DropCar has not entered into any off-balance sheet arrangements and does not have any holdings in variable interest entities.
Recently Issued and Adopted Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies that DropCar adopts as of the specified effective date. Unless otherwise discussed, DropCar does not believe that the impact of recently issued standards that are not yet effective will have a material impact on DropCar’s financial position or results of operations upon adoption.
In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that DropCar expects to receive for those goods or services. Topic 606 has an effective date of January 1, 2018. DropCar is currently evaluating the method of adoption and the potential impact that these standards may have on its financial position and results of operations.
In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU No. 2014-15 explicitly requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. ASU No. 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for all entities in the first annual period ending after December 15, 2016 and for annual periods and interim periods thereafter. DropCar has adopted the guidance for the year ended December 31, 2016. The adoption of ASU No. 2014-15 did not impact its disclosures in 2016.
In April 2015, the FASB issued an ASU No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs be presented in the balance sheet as a direct reduction to the carrying amount of the associated debt liability, consistent with debt discounts. Previously debt issuance costs were recognized as an asset. This ASU was adopted by DropCar in the first quarter of 2016 and the adoption of this pronouncement did not materially impact the financial statements.
In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU No. 2015-17 simplifies current guidance and requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet. ASU No. 2015-17 can be applied either prospectively or retrospectively and is effective for periods beginning after December 15, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material impact on DropCar’s financial position or results of operations.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard requires that all lessees recognize the assets and liabilities that arise from leases on the balance sheet and disclose qualitative and quantitative information about its leasing arrangements. The new standard will be effective for DropCar on January 1, 2020. DropCar is currently evaluating the method of adoption and the potential impact that this standard may have on its financial position and results of operations.
In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features; (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. ASU 2017-11 allows companies to exclude a down round feature when determining whether a financial instrument (or embedded conversion feature) is considered indexed to the entity’s own stock. As a result, financial instruments (or embedded conversion features) with down round features may no longer be required to be accounted for as derivative liabilities. A company will recognize the value of a down round feature only when it is triggered and the strike price has been adjusted downward. For equity-classified freestanding financial instruments, an entity will treat the value of the effect of the down round as a dividend and a reduction of income available to common shareholders in computing basic earnings per share. For convertible instruments with embedded conversion features containing down round provisions, entities will recognize the value of the down round as a beneficial conversion discount to be amortized to earnings. ASU 2017-11 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption is permitted. The guidance in ASU 2017-11 can be applied using a full or modified retrospective approach. DropCar has not yet determined the effect that ASU 2017-11 will have on its financial position and results of operations.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF DROPCAR
The primary objective of DropCar’s investment activities is to preserve capital for the purpose of funding operations, while at the same time maximizing the income it receives from investments without materially increasing risk. To achieve these objectives, DropCar’s investment policy allows it to maintain a portfolio of cash, cash equivalents and short-term investments in a variety of securities, including commercial paper and money market funds. Cash at September 30, 2017 consisted exclusively of cash in bank accounts. DropCar does not currently hedge interest rate exposure. Because DropCar holds its cash in bank accounts, it does not believe that an increase or decrease in market rates would have a material impact on it. While DropCar does not believe that its cash and restricted cash contain excessive risk, DropCar cannot provide absolute assurance that in the future its investments will not be subject to adverse changes in market value. DropCar maintains significant amounts of cash and restricted cash at one or more financial institutions that are in excess of federally insured limits.

MANAGEMENT FOLLOWING THE MERGER
Executive Officers and Directors
Resignation of Current Executive Officers of WPCS
Pursuant to the Merger Agreement, the current executive officers of WPCS (i.e., Sebastian Giordano (Chief Executive Officer) and David Allen (Chief Financial Officer)) will resign immediately prior to the completion of the Merger.
Executive Officers and Directors of WPCS Following the Merger
The WPCS Board is currently composed of seven directors. Pursuant to the Merger Agreement, five current directors will resign from the WPCS Board upon or immediately prior to the consummation of the Merger. The remaining directors will then appoint, effective as of the consummation of the Merger, six individuals designated by DropCar to serve as members of the WPCS Board.
Following the consummation of the Merger, the management team of WPCS is expected to be composed of the management team of DropCar. The following table lists the names and ages as of December 1, 2017 and positions of the individuals who are expected to serve as executive officers and directors of WPCS upon completion of the Merger:
Name	Age	Position(s)
Executive Officers
Spencer Richardson	33	Chief Executive Officer; Chairman of Board of Directors
David Newman	56	Chief Business Development Officer; Vice Chairman of Board of Directors
Daniel Gelbtuch	45	Vice President Corporate Finance and Communications
Leandro Larroulet	35	Chief Information Officer
Non-Employee Directors
Sebastian Giordano	60	Director
Brian Harrington	50	Director
Zvi Joseph	51	Director
Solomon Mayer	64	Director
Joshua Silverman	47	Director
Greg Schiffman	60	Director
Executive Officers
Spencer Richardson
Mr. Richardson has served as Co-Founder and Chief Executive Officer of DropCar since its inception in September 2014. Prior to his service with DropCar, from March 2009 through February 2016, Mr. Richardson served as Co-Founder and Chief Executive Officer of FanBridge, Inc., a platform that enables clients, such as musicians, comedians, influencers, and anyone with a fan base, to manage fan acquisition, retention, and engagement. In 2012, Forbes Magazine selected Mr. Richardson as a “30 Under 30” innovator. Mr. Richardson currently serves on the boards of directors of numerous private companies. Mr. Richardson holds a B.S. in Finance and Marketing from New York University Stern School of Business.
David Newman
Mr. Newman has served as Co-Founder, Secretary and Treasurer of DropCar since its inception in September 2014 and as Chief Business Development Officer since April 2017. Mr. Newman has served as President of David B. Newman Consultants, Inc., a New York-based consulting corporation, as President of Rockland Westchester Legal Services, PC, a New York-based legal services company, and as a Senior Managing Director of Brock Securities LLC, a broker-dealer that provides investment banking and advisory services, in each instance since August 2012. He previously served as a director of United Realty Trust Inc., a public real estate investment trust, from August 2012 through September 2015. Mr. Newman holds a B.B.A. in Business Management from Hofstra University and a J.D. from Fordham Law School.
Daniel Gelbtuch
Mr. Gelbtuch joined DropCar in July 2017 as its Vice President of Corporate Finance and Communications. Prior to joining DropCar, Daniel was the Co-Founder and Managing Partner of Cedar Grove Capital, an owner/operator of multi-family apartment complexes, from June 2015 through June 2017. From July 2012 through March 2016, Daniel was the CEO of Hot Tin Roof LLC, an investor relations and corporate finance consulting firm with publicly-traded clients such as Neonode (NEON), Marathon Patent, (MARA) IDT, StraightPath (STRP), Vuzix (VUZI), and Walker Innovation (WLKR). From 2008-2010, Mr. Gelbtuch managed the technology stock portfolio at Roaring Brook Capital, a multi-sector long/short hedge fund. From 2001-2007, Daniel was a Senior Equities Analyst at CIBC World Markets covering the semiconductor and intellectual property sectors. Mr. Gelbtuch received a J.D. from Cardozo Law and a BA in Economics from Yeshiva University.
Leandro Larroulet
Mr. Larroulet joined DropCar in July 2017 as its Chief Information Officer (CIO). Prior to joining DropCar, Mr. Larroulet served as Chief Operating Officer (COO) for the Argentina based global technology development and consulting firm FDV Solutions from September 2016 to June 2017. Previously Mr. Larroulet held roles at FDV including Senior Project Manager, Software Developer and Network Operator, dating back to September 2007. Mr. Larroulet graduated from FIUBA (Engineering University of Buenos Aires), and also currently serves as both a member of their curricular commission for Information Systems as well as an auxiliary teacher for their Information Analysis program.
Non-Employee Directors
Sebastian Giordano
Mr. Giordano served as the Interim Chief Executive Officer of WPCS from August 2013 until April 25, 2016, when the interim label was removed from his title. He has served as the Chief Executive Officer of WPCS since such time. Mr. Giordano has served as a director of WPCS since February 2013. Since 2002, Mr. Giordano has been Chief Executive Officer of Ascentaur, LLC, a business consulting firm providing comprehensive strategic, financial and business development services to start-up, turnaround and emerging growth companies. From 1998 to 2002, Mr. Giordano was Chief Executive Officer of Drive One, Inc., a safety training and education business. From 1992 to 1998, Mr. Giordano was Chief Financial Officer of Sterling Vision, Inc., a retail optical chain. Mr. Giordano received B.B.A. and M.B.A. degrees from Iona College.
Mr. Giordano’s qualifications to sit on the WPCS Board include his broad management experience, including having served as Chief Executive Officer of WPCS.
Brian Harrington
Mr. Harrington served as Entrepreneur in Residence and Adjunct Faculty Member of Boston College from November 2015 through June 2017. From August 2012 through September 2015, he served as Executive Vice President and Chief Marketing Officer at ZipCar, Inc. From January 2012 through December 2013, Mr. Harrington served as Principal at Little Harbor Group, a boutique consulting firm specializing in consulting for business services. Mr. Harrington holds a B.S. in Finance/Marketing from Boston College and an MBA from the University of Notre Dame.
Mr. Harrington’s qualifications to sit on the WPCS Board include his financial background, business and marketing experience and education.

Greg Schiffman
Mr. Schiffman served as the Chief Financial Officer of Iovance Biotherapeutics (formerly Lion Biotechnologies) from October 2016 through June 2017. He previously served as the Chief Financial Officer of each of Stem Cells, Inc., from January 2014 through September 2016, and Dendreon Corporation, from December 2006 through December 2013. He currently serves on the boards of directors of Nanomix, Inc. and BioEclipse Therapeutics. Mr. Schiffman holds a B.S. in Accounting from DePaul University and an MM (MBA) from Northwestern University Kellogg Graduate School of Management.
Mr. Schiffman’s qualifications to sit on the WPCS Board include his financial background, business experience and education.
Zvi Joseph
Mr. Joseph has served as Deputy General Counsel of Amdocs, Inc., a private corporation that provides software and services to communications and media companies, since October 2005. He received his A.A.S. in Business Administration from Rockland Community College, his B.A. in Literature from New York University and his J.D. from Fordham University School of Law. He also holds a Certificate in Business Excellence from Columbia University School of Business.
Mr. Joseph’s qualifications to sit on the WPCS Board include his legal experience and education.
Solomon Mayer
Mr. Mayer has served as President and Chief Executive Officer of Mooney Aviation Company, aprivate company that manufactures four-place, single-engine and piston-powered aircraft, since 1999. Prior to that time, he held the position of Chief Executive Officer of, and consultant to, Overseas Trading, a department store wholesaler. Mr. Mayer also has experience in international sales and marketing. Mr. Mayer serves as a director of Laniado Hospital, a voluntary, not-for-profit hospital in Kiryat Sanz, Netanya, Israel, as Vice President of International Medical Search Co., a health, wellness and fitness company, and as a consultant to, and director of, each of Mooney Airplane Co., Premier Fixtures, a retail store fixture and display business, and Supreme Construction and Development. He served as a consultant to and director of each of Innovative Food Holdings, a provider of sourcing, preparation and delivery of specialty/fresh food for both professional chefs and consumers, and BlastGard International Inc., which manufactures and markets proprietary blast mitigation materials, until 2016.
Mr. Mayer’s qualifications to sit on the WPCS Board include his and extensive management experience as an executive and director of a variety of companies.
Joshua Silverman
Mr. Silverman has served as a director of WPCS since August 15, 2016. Mr. Silverman currently serves as the Managing Member of Parkfield Funding LLC. Mr. Silverman was the co-founder, and a Principal and Managing Partner of Iroquois Capital Management, LLC, an investment advisory firm. Since its inception in 2003 until July 2016, Mr. Silverman served as Co-Chief Investment Officer of Iroquois. While at Iroquois, he designed and executed complex transactions, structuring and negotiating investments in both public and private companies and has often been called upon by the companies solve inefficiencies as they relate to corporate structure, cash flow, and management. From 2000 to 2003, Mr. Silverman served as Co-Chief Investment Officer of Vertical Ventures, LLC, a merchant bank. Prior to forming Iroquois, Mr. Silverman was a Director of Joele Frank, a boutique consulting firm specializing in mergers and acquisitions. Previously, Mr. Silverman served as Assistant Press Secretary to The President of the United States. Mr. Silverman currently serves as a director of WPCS, Protagenic Therapeutics, Neurotrope, Inc., and TapImmune Inc., all of which are public companies. He previously served as a Director of National Holdings Corporation from July 2014 through August 2016, MGT Capital Investments, Inc. from December 2014 to May 2016, and Alanco Technologies Inc. from March 2016 through August 2016. Mr. Silverman received his B.A. from Lehigh University in 1992.
Mr. Silverman’s qualifications to sit on the WPCS Board include his experience as an investment banker, management consultant and as a director of numerous public companies.

Composition of the WPCS Board and Director Independence
The WPCS Board is currently comprised of seven directors. Pursuant to the Merger Agreement, each of the directors and officers of WPCS who will not continue as directors or officers of WPCS following the consummation of the Merger will resign immediately prior to the consummation of the Merger. Pursuant to the terms of the Merger Agreement, two of the WPCS directors (i.e., Messrs. Giordano and Silverman) will remain as on the WPCS and will appoint the six individuals designated by DropCar (i.e., Spencer Richardson, David Newman, Greg Schiffman, Brian Harrington, Zvi Joseph and Solomon Mayer) to the WPCS Board.
There are no family relationships among any of WPCS’s current directors and executive officers, and there are no family relationships among any of the combined organization’s proposed directors and executive officers.
Each of Sebastian Giordano, Brian Harrington, Zvi Joseph, Solomon Mayer, Joshua Silverman and Greg Schiffman will be deemed “independent” in accordance with the standards set by The NASDAQ Stock Market. Each of Messrs. Giordano, Harrington, Joseph, Mayer, Silverman and Schiffman will also be deemed “independent” in accordance with Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, the board of directors of WPCS will be comprised of a majority of independent directors as required by The NASDAQ Stock Market.
Committees of the WPCS Board
The WPCS Board currently has, and after completion of the Merger the WPCS Board continue to have, an Audit Committee, an Executive Committee and a Nominating Committee.
Audit Committee
The Audit Committee is responsible for overseeing WPCS’s corporate accounting, financial reporting practices, audits of financial statements, and the quality and integrity of the WPCS’s financial statements and reports. In addition, the Audit Committee oversees the qualifications, independence and performance of WPCS’s independent auditors. In furtherance of these responsibilities, the Audit Committee’s duties include the following: evaluating the performance and assessing the qualifications of the independent auditors; determining and approving the engagement of the independent auditors to perform audit, reviewing and attesting to services and performing any proposed permissible non-audit services; evaluating employment by WPCS of individuals formerly employed by the independent auditors and engaged on the WPCS’s account and any conflicts or disagreements between the independent auditors and management regarding financial reporting, accounting practices or policies; discussing with management and the independent auditors the results of the annual audit; reviewing the financial statements proposed to be included in WPCS’s annual or transition report on Form 10-K; discussing with management and the independent auditors the results of the auditors’ review of WPCS’s quarterly financial statements; conferring with management and the independent auditors regarding the scope, adequacy and effectiveness of internal auditing and financial reporting controls and procedures; and establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting control and auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee is governed by a written charter approved by the WPCS Board, which complies with the applicable provisions of the Sarbanes-Oxley Act and related rules of the SEC and The NASDAQ Stock Market.
Following completion of the Merger, the Audit Committee is expected to consist of Sebastian Giordano, Zvi Joseph and Greg Schiffman, with Mr. Schiffman expected to serve as Chairman of the Committee. WPCS and DropCar believe that upon completion of the Merger, all of the members will be “independent” as that term is defined under applicable SEC rules and under the current listing standards of The NASDAQ Stock Market and that Mr. Schiffman will qualify as an “audit committee financial expert” pursuant to Item 407(d)(5) of Regulation S-K.
Executive Committee
The Executive Committee has responsibility for assisting the WPCS Board in, among other things, evaluating and making recommendations regarding the compensation of its executive officers and directors,

assuring that the executive officers are compensated effectively in a manner consistent with WPCS’s stated compensation strategy, producing an annual report on executive compensation in accordance with the rules and regulations promulgated by the SEC, periodically evaluating the terms and administration of WPCS’s incentive plans and benefit programs and monitoring of compliance with the legal prohibition on loans to its directors and executive officers. The Executive Committee is governed by a written charter approved by the WPCS Board.
Following completion of the Merger, the Executive Committee is expected to consist of Zvi Joseph and Solomon Mayer. Mr. Mayer expected to serve as Chairman of the Committee. WPCS and DropCar believe that upon completion of the Merger, all of the members will be “independent” as that term is defined under applicable SEC rules and under the current listing standards of The NASDAQ Stock Market.
Nominating Committee
The Nominating Committee is responsible for assisting the WPCS Board in identifying individuals qualified to become members of the WPCS Board and executive officers of WPCS; selecting, or recommending that the WPCS Board select, director nominees for election as directors by the stockholders of WPCS; developing and recommending to the WPCS Board a set of effective governance policies and procedures applicable to the company; leading the WPCS Board in its annual review of the WPCS Board’s performance; recommending to the WPCS Board director nominees for each committee; making recommendations regarding committee purpose, structure and operations; and overseeing and approving a managing continuity planning process. During the WPCS fiscal year ended April 30, 2017, there were no changes to the procedures by which holders of its common stock may recommend nominees to the WPCS Board. The Nominating Committee is governed by a written charter approved by the WPCS Board.
Following completion of the Merger, the Nominating Committee is expected to consist of Zvi Joseph and Solomon Mayer, with Mr. Joseph expected to serve as Chairman of the Committee. WPCS and DropCar believe that upon completion of the Merger, all of the members will be “independent” as that term is defined under applicable SEC rules and under the current listing standards of The NASDAQ Stock Market.
Director Compensation
DropCar does not currently have a director compensation policy, and none of DropCar’s non-employee directors received cash or other compensation for service during 2016.
The following table sets forth compensation earned and paid to each DropCar non-employee director for service as a director during 2016:
Director Compensation(1)
Name	Fees Paid in Cash	Option Awards	Stock Awards	Total
Solomon Mayer	$0	$0	$0	$0

(1)
Spencer Richardson, DropCar’s chief executive officer, and David Newman, DropCar’s chief business development officer, are also directors but do not receive any additional compensation for services as directors. Mr. Richardson’s and Mr. Newman’s compensation as executive officers is set forth below under “Management Following the Merger Executive Compensation Summary Compensation Table.”

Director Compensation Policy to be Effective upon Closing of the Merger
Following completion of the Merger, it is expected that the combined organization will provide compensation to non-employee directors that is consistent with WPCS’ current practices, however, these director compensation policies may be re-evaluated by the combined organization and the compensation committee following completion of the Merger and may be subject to change. Non-employee directors are expected to receive an annual retainer fee and may also receive equity compensation in the form of a stock option grant.

Based on WPCS’ existing director compensation policies, the annual retainer for non-employee directors is expected to be $24,000.
All retainer fees are expected to be paid on a quarterly basis in arrears. Non-employee directors are also expected to receive an initial stock option grant upon appointment or election to the combined organization’s board of directors, in an amount to be determined by the combined organization’s compensation committee. All options are expected to have an exercise price equal to the closing price of WPCS’ common stock as reported by NASDAQ on the date of grant subject to vesting and subject to further evaluation by the combined organization’s compensation committee. On a change in control of WPCS (following the Merger), all outstanding, unvested options held by non-employee directors are expected to vest in full.
Compensation Committee Interlocks and Insider Participation
Following the completion of the Merger, each member of the compensation committee is expected to be an “outside” director as that term is defined in Section 162(m) of the Code, a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and “independent” within the meaning of the independent director guidelines of The NASDAQ Stock Market LLC. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the Merger.
Executive Compensation
DropCar’s executive officers for the year ended December 31, 2016 and who will serve as executive officers of the combined company following the Merger are referred to herein as the “named executive officers.” The named executive officers and their current positions are as follows:
•
Spencer Richardson, chief executive officer; and

•
David Newman, chief business development officer.

Summary Compensation Table
The following table provides information regarding the named executive officers of DropCar during the fiscal years ended December 31, 2016 and 2015 who will serve as executive officers of the combined company. For the management of the combined company after the closing of the Merger, see “Management Following the Merger — Executive Officers and Directors — Executive Officers and Directors of the Combined Company Following the Merger” beginning on page 169.
Name and Principal Position	Fiscal Year	Salary	Bonus(1)	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Spencer Richardson, Chief Executive Officer	2016	$0	$50,000(2)	$0	$0	$142,750(2)	$192,750
	2015	$0	$0	$0	$0	$68,750(2)	$68,750
David Newman, Chief Business Development Officer	2016	$0	$50,000(3)	$0	$0	$136,000(3)	$186,000
	2015	$0	$0	$0	$0	$0	$0

(1)
Bonus payments to DropCar’s named executive officers are subject to the discretion of the DropCar Board. Amounts represent cash bonuses earned in 2016, which were paid during 2017, based on achievement of performance goals and other factors deemed relevant by the DropCar Board.

(2)
The amounts shown above reflect amounts paid to an entity controlled by Mr. Richardson for services rendered to DropCar. In 2016, Mr. Richardson’s entity received $142,750 and an additional $25,250 was accrued by DropCar as a liability owed to Mr. Richardson’s entity. In 2015, Mr. Richardson’s entity received $68,750 and $6,250 was accrued by DropCar as a liability owed to Mr. Richardson’s entity.

(3)
The amounts shown above reflect amounts paid to an entity controlled by Mr. Newman for services rendered to DropCar. In 2016, Mr. Newman’s entity received $136,000 and an additional $18,000 was accrued by DropCar as a liability owed to Mr. Newman’s entity. In 2015, Mr. Newman did not receive any compensation for his services to DropCar.

Narrative Disclosure to Summary Compensation Table
Base Salary
The DropCar Board approved base salaries for DropCar’s management team. Mr. Richardson’s salary was established by the DropCar Board at $75,000 in 2015 and $168,000 in 2016. Mr. Newman’s salary was set at $0 in 2015 and $154,000 in 2016.
In connection with the signing of the Merger Agreement, DropCar entered into employment agreements with each of Mr. Richardson and Mr. Newman, which provide for an annual base salary equal to $275,000 for each executive officer, subject to a 10% increase per year.
Bonuses
The DropCar Board may make special cash bonus awards in their discretion. In 2017, the DropCar Board approved a discretionary cash bonus to Mr. Richardson of  $50,000 and to Mr. Newman of  $50,000 in recognition of each such executive officer’s services in the year ended December 31, 2016 and in accordance with the terms of each executive officer’s employment agreement. These bonus amounts, to the extent they were in recognition of Mr. Richardson’s and Mr. Newman’s performance during the indicated year, are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table above for the indicated year.
In connection with the signing of the Merger Agreement, DropCar entered into employment agreements with each of Mr. Richardson and Mr. Newman, which provide for a bonus payment to each executive officer of  $250,000 in connection with the closing of the Merger, quarterly bonuses of at least $12,500 and milestone bonus payments based on DropCar’s achievement of certain specified milestones.
Stock Options
No options to purchase shares of DropCar’s common stock were awarded to either Mr. Richardson or Mr. Newman in 2015, 2016 or 2017.
Outstanding Equity Awards at Fiscal Year-End
As of December 31, 2016, DropCar had no options to purchase common stock outstanding. As of the date hereof, DropCar has no options to purchase common stock outstanding.
Employment Agreements and Potential Payments Upon Termination of Employment or Change in Control
DropCar has entered into employment agreements with Mr. Richardson and Mr. Newman as described below, and standard confidential information and/or inventions assignment agreements, under which each of its named executive officers has agreed not to disclose DropCar’s confidential information.
In connection with the signing of the Merger Agreement, DropCar entered into employment agreements with each of Mr. Richardson and Mr. Newman pursuant to which Mr. Richardson will serve as DropCar’s Chief Executive Officer and Mr. Newman will serve as DropCar’s Chief Business Development Officer. Each of the employment agreements provides for an initial term of three (3) years with automatic one (1) year renewals.
Each of the employment agreements for Mr. Richardson and Mr. Newman provide for the following cash-based compensation: (a) an annual base salary equal to $275,000, subject to a 10% increase per year; (b) bonus payment of  $250,000 in connection with the closing of the Merger; (c) quarterly bonuses of at least $12,500; (d) milestone bonus payments based on DropCar’s achievement of certain specified milestones; and (e) allowances for automobile, medical and dental.

Mr. Richardson and Mr. Newman are also each entitled to annual option grants equivalent to 1% of the outstanding shares of WPCS. Subject to continued employment through each vesting date, these annual grants will vest and become exercisable with respect to 1/8th of the shares on each 90th day following the date of grant; provided that all options will vest on a change of control of DropCar. In addition to annual option grants, Mr. Richardson and Mr. Newman are each eligible to receive additional option grants based on DropCar’s achievement of certain specified milestones.
In the event that Mr. Richardson’s or Mr. Newman’s employment with DropCar is terminated (a) by DropCar without “cause” (including as a result of death or disability) following the end of the initial term, (b) by either Mr. Richardson or Mr. Newman for “good reason”, or (c) due to non-renewal of the initial term by DropCar, then DropCar shall pay or provide (x) 24 months’ of salary continuation, (y) $100,000 (such amount representing the guaranteed quarterly bonus for 24 months), and (z) to the extent unvested, full acceleration of the vesting of any outstanding options.
In addition, each of Mr. Richardson and Mr. Newman has entered into a non-solicitation and non-competition agreement that applies during the term of employment and for 12 months thereafter.
In addition to its employment agreements with each of Mr. Richardson and Mr. Newman, DropCar has entered into or expects to enter into employment agreements with each of Daniel Gelbtuch, DropCar’s Vice President Corporate Finance and Communications, and Leandro Larroulet, DropCar’s Chief Information Officer. Each of Mr. Gelbtuch and Mr. Larroulet became an executive officer of DropCar during the fiscal year ending December 31, 2017.
In connection with the Merger, DropCar expects to enter into an employment agreement with Mr. Gelbtuch pursuant to which Mr. Gelbtuch will receive an annual salary of  $140,000. Mr. Gelbtuch will also be eligible to receive a bonus payment consisting of an option grant equivalent to 0.75% of the outstanding shares of WPCS. Such options shall vest as follows: 25% of the shares vest upon the one-year anniversary of the date of grant, with the remaining shares vesting in equally quarterly installments over the following three-year period. Mr. Gelbtuch will also be eligible for two milestone bonus payments based on DropCar’s achievement of certain specified milestones.
DropCar additionally expects to enter into an employment agreement with Mr. Larroulet, pursuant to which Mr. Larroulet will receive an annual salary of  $90,000. Under the terms of the employment agreement, in connection with the closing of the Merger, Mr. Larroulet shall receive a grant of options to purchase an aggregate of  $50,000 of WPCS common stock. Such options shall vest as follows: 25% of the shares vest upon the one-year anniversary of the date of grant, with the remaining shares vesting in equally quarterly installments over the following three-year period. The employment agreement also provides for allowances for technology expenses and for other expenses related to immigration matters.
Indemnification Agreements
In connection with the Merger, DropCar will enter into indemnification agreements with each of its directors. These agreements will, among other things, require DropCar to indemnify each director to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties fines and settlement amounts incurred by the director in any action or proceeding, including any action or proceeding by or in right of DropCar, arising out of the person’s services as a director.
Compensation Risk Management
DropCar has considered the risk associated with its compensation policies and practices for all employees and believes it has designed its compensation policies and practices in a manner that does not create incentives that could lead to excessive risk taking that would have a material adverse effect on DropCar.
Equity Incentive Plan
DropCar does not have any equity incentive plans currently in effect.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Described below are any transactions occurring since January 1, 2016 as to WPCS, any transactions occurring since inception on September 12, 2014 as to DropCar, and any currently proposed transactions as to WPCS and DropCar, to which either WPCS or DropCar was a party and in which:
•
the amounts involved exceeded or will exceed $120,000; and

•
a director, executive officer, holder of more than 5% of the outstanding capital stock of WPCS or DropCar, or any member of such person’s immediate family, had or will have a direct or indirect material interest.

In addition to the transactions described below, please see the compensation agreements and other arrangements described under the sections entitled “WPCS Directors, Officers and Corporate Governance — Director Compensation,” “WPCS Executive Compensation,” “DropCar Executive Compensation” and “DropCar Director Compensation” in this proxy statement/prospectus/information statement.
WPCS Transactions
Since January 1, 2016, WPCS has not had any related party transactions.
DropCar Transactions
Other than the compensation agreements and other arrangements described under the sections entitled “DropCar Executive Compensation” and “DropCar Director Compensation” in this proxy statement/prospectus/information statement and the transactions described below, since the inception of DropCar on September 12, 2014, there has not been and there is not currently proposed, any transaction or series of similar transactions to which DropCar was, or will be, a party in which the amount involved exceeded, or will exceed, $120,000 and in which any director, executive officer, holder of five percent or more of any class of DropCar Common Stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.
Indemnification Agreements
In connection with the Merger, DropCar will enter into indemnification agreements with each of its directors. These agreements will, among other things, require DropCar to indemnify each director to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties fines and settlement amounts incurred by the director in any action or proceeding, including any action or proceeding by or in right of DropCar, arising out of the person’s services as a director.
Private Placements of Securities
December 2014 Series Seed Preferred Stock Financing
In December 2014, in connection with its Series Seed preferred stock financing, DropCar entered into a stock purchase agreement with Alpha, pursuant to which DropCar agreed to issue and sell an aggregate of 526,504 shares of Series Seed preferred stock at a purchase price of  $0.47 per share for aggregate consideration of  $250,000.
August 2015 Series Seed Preferred Stock Financing
In August 2015, in connection with its Series Seed preferred stock financing, DropCar entered into an adoption agreement with Alpha, pursuant to which DropCar agreed to issue and sell an aggregate of 105,300 shares of Series Seed preferred stock at a purchase price of  $0.47 per share for aggregate consideration of  $50,000.
August 2015 Convertible Note Financing
In August 2015, Alpha entered into a note purchase agreement with DropCar, pursuant to which Alpha purchased a $100,000 convertible note from DropCar, with an interest rate of four percent per annum. Alpha also made a $150,000 loan to DropCar in which it was issued a $150,000 convertible note from DropCar, with an interest rate of four percent per annum (collectively, the “Alpha Notes”). The principal amount and accrued interest on the Alpha Notes converted into shares of DropCar’s Series A Preferred Stock in connection with the February 2016 Series A preferred stock financing.
February 2016 Series A Preferred Stock Financing
In February 2016, in connection with the initial closing of its Series A preferred stock financing, DropCar entered into a stock purchase agreement with Alpha (the “Series A Purchase Agreement”) pursuant to which DropCar agreed to issue and sell 532,678 shares of Series A preferred stock at a purchase price of  $1.0184 per share for aggregate consideration of  $250,000.00 in cash and $291,595.90 as a result of conversion of the Alpha Notes. Between September 15, 2016 and February 16, 2017, in connection with the entry into a funding agreement between DropCar and Alpha, Alpha agreed to invest up to $500,000 in the Company on the terms set forth in the Series A Purchase Agreement. As a result of this additional commitment, Alpha purchased an additional 412,264 shares of Series A preferred stock at a purchase price of  $1.0184 per share for aggregate consideration of  $420,214 in cash. At an additional closing in February 2017, Alpha purchased an additional 49,097 shares of Series A preferred stock at a purchase price of  $1.0184 per share for aggregate consideration of  $50,000 in cash.
April 2017 Convertible Note Financing
In April 2017, DropCar entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which DropCar agreed to issue and sell an aggregate of at least $1,000,000 and up to $2,500,000 principal amount of convertible notes, which notes have an interest rate of six percent per annum, and warrants for an aggregate of 1,278,135 shares of DropCar common stock.
The table below sets forth the aggregate number of convertible notes and warrants issued and sold pursuant to the Securities Purchase Agreement to DropCar’s directors, executive officers or holders of more than 5% of its capital stock at the time of such issuance.
Name	Notes	Warrants	Total Purchase Price
Alpha Capital Anstalt	$300,000	155,440	$300,000
The principal amount and accrued interest on the convertible notes will automatically convert into shares of DropCar’s Common Stock upon the closing of the Merger.
Common Stock Subscription Agreements
In May 2017, David Newman and Spencer Richardson collectively purchased 551,570 shares of DropCar’s Common Stock from Alpha, for an aggregate purchase price of  $2.00. DropCar has recorded a stock-based compensation charge of  $137,900, based on the estimated fair value of such shares in excess of the price paid and was recognized for financial reporting purposes in the second quarter of 2017.
Also in May 2017, DropCar entered into a subscription agreement with each of David Newman and Spencer Richardson, each for 515,583 shares of DropCar common stock, and each for an aggregate purchase price of  $1,000 and DropCar recorded a stock-based compensation charge of  $257,792. The estimated fair value of such shares in excess of the price paid was recognized as additional stock-based compensation for financial reporting purposes in the second quarter of 2017.
In August 2017, DropCar entered into a subscription agreement with each of David Newman and Spencer Richardson, each for 415,429 shares of DropCar common stock, and each for an aggregate purchase price of  $1,000 and DropCar recorded a stock-based compensation charge of  $288,308. The estimated fair value of such shares in excess of the price paid was recognized as additional stock-based compensation for financial reporting purposes in the third quarter of 2017.
August 2017 Convertible Note Financing
In August 2017, DropCar entered into securities purchase agreements, pursuant to which DropCar agreed to issue and sell an aggregate of  $1,000,000 principal amount of convertible notes, which notes had an interest rate of six percent per annum, and warrants for an aggregate of 518,135 shares of DropCar common stock.

The table below sets forth the aggregate number of convertible notes and warrants issued and sold pursuant to the Securities Purchase Agreement to DropCar’s directors, executive officers or holders of more than 5% of its capital stock at the time of such issuance.
Name	Notes	Warrants	Total Purchase Price
Alpha Capital Anstalt	$225,000	116,580	$225,000
Brio Capital Master Fund Ltd.	$200,000	103,627	$200,000
The principal amount and accrued interest on the convertible notes will automatically convert into shares of DropCar common stock upon the closing of the Merger.
October 2017 Convertible Note Financing
In October 2017, DropCar entered into securities purchase agreements, pursuant to which DropCar agreed to issue and sell an aggregate of  $600,000 principal amount of convertible notes, which notes had an interest rate of six percent per annum, and warrants for an aggregate of 310,881 shares of DropCar common stock.
The table below sets forth the aggregate number of convertible notes and warrants issued and sold pursuant to the Securities Purchase Agreement to DropCar’s directors, executive officers or holders of more than 5% of its capital stock at the time of such issuance.
Name	Notes	Warrants	Total Purchase Price
Alpha Capital Anstalt	$300,000	155,440	$300,000
The principal amount and accrued interest on the convertible notes will automatically convert into shares of DropCar common stock upon the closing of the Merger.
November 2017 Convertible Note Financing
In November 2017, DropCar entered into securities purchase agreements, pursuant to which DropCar agreed to issue and sell an aggregate of  $1,000,000 principal amount of convertible notes, which notes had an interest rate of six percent per annum, and warrants for an aggregate of 518,135 shares of DropCar common stock.
The table below sets forth the aggregate number of convertible notes and warrants issued and sold pursuant to the Securities Purchase Agreement to DropCar’s directors, executive officers or holders of more than 5% of its capital stock at the time of such issuance.
Name	Notes	Warrants	Total Purchase Price
Alpha Capital Anstalt	$525,000	272,021	$525,000
The principal amount and accrued interest on the convertible notes will automatically convert into shares of DropCar common stock upon the closing of the Merger.
Voting Agreements
In connection with DropCar’s Series Seed preferred stock financing in October 2014, DropCar entered into a voting agreement with certain directors, executive officers and 5% stockholders, and their affiliates. The voting agreement will terminate by its terms upon the Closing. In connection with DropCar’s Series A preferred stock financing in February 2016, this voting agreement was amended and restated.
DropCar has also entered into voting support agreements in connection with the Merger with certain directors, executive officers and 5% stockholders of WPCS. For a description of these voting support agreements, please see the section entitled “Agreements Related to the Merger — Support Agreements” in this proxy statement/prospectus/information statement.

Investors’ Rights Agreement
In connection with DropCar’s Series Seed preferred stock financing in October 2014, DropCar entered into an investors’ rights agreement with the holders of its Series Seed preferred stock and certain key holders of DropCar common stock. This agreement provides these holders with certain rights relating to the registration of their shares under the Securities Act. In connection with DropCar’s Series A preferred stock financing in February 2016, this investor’s rights agreement was amended and restated.
This agreement also establishes certain “information and observer” rights and rights of first offer and refusal. Upon the Closing, all provisions relating to these rights and covenants, as well as all provisions relating to registration rights, will terminate.
DropCar Merger Financing
Pursuant to the Merger Agreement, DropCar is obligated to raise no less than $4.0 million in one or more private placements prior to the closing of the Merger.
On September 6, 2017, DropCar and Alpha, an affiliate of DropCar, entered into an agreement pursuant to which, among other things, Alpha agreed to fund the Merger Financing in exchange for an agreement to issue Alpha 18.58% of the Merger consideration; provided, however, that Alpha’s obligation shall be reduced dollar-for-dollar by any third party investors investing in the Merger Financing but Alpha’s consideration for this commitment shall in no event be reduced to less than 7.5% of the Merger consideration.
As of the date of this registration/proxy/information statement, DropCar has not sold any securities in connection with the Merger Financing. However, from September 6, 2017 through December 1, 2017, WPCS received gross proceeds of approximately $1,325,000 from the exercise of outstanding WPCS Warrants. Assuming all the Series H-1 Warrants are exercised pursuant to the WPCS Series H-1 Repricing Proposal, WPCS will receive an additional $1,474,000 of gross proceeds. The aggregate amount of gross proceeds received since September 6, 2017 from the exercise of WPCS Warrants (approximately $2.8 million if all the Series H-1 Warrants are exercised pursuant to the WPCS Series H-1 Repricing Proposal) will be credited against the Merger financing and may be treated as raised from Affiliates if an Additional Financing is required.
Ownership Overlap
Alpha is a significant equity holder in each of WPCS and DropCar, beneficially owning approximately 9.9% and 25.3% of the respective companies as of December 1, 2017.
Compensation to Spencer Richardson and David Newman
During 2016 and 2015, each of Spencer Richardson and David Newman were indirectly compensated for their services to DropCar through payment to entities controlled by each of Mr. Richardson and Mr. Newman, respectively. For additional information, see “Management Following the Merger — Executive Compensation — Summary Compensation Table.”
Policies and Procedures Regarding Related Party Transactions
While DropCar does not have a formal written policy or procedure for the review, approval or ratification of related party transactions, the DropCar Board reviews and considers the interests of its directors, executive officers and principal stockholders in its review and consideration of transactions and obtains the approval of non-interested directors when it determines that such approval is appropriate under the circumstances.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under U.S. GAAP, and gives effect to the Merger, which will be accounted for as a reverse acquisition, with DropCar being deemed the acquiring company for accounting purposes.
DropCar was determined to be the accounting acquirer based upon the terms of the Merger as set forth in the Merger Agreement and other factors including: (i) DropCar securityholders, including investors who participate in the Merger Financing, and certain DropCar advisors are expected to own approximately 85% of the voting interests of the combined company immediately following the closing of the transaction and (ii) directors appointed by DropCar will represent a majority of the WPCS Board following the Merger.
The following unaudited pro forma condensed combined financial statements are based on the historical financial statements of WPCS and DropCar’s historical financial statements as adjusted to give effect to DropCar’s acquisition of WPCS. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2017 and the year ended December 31, 2016 give effect to these transactions as if they had occurred on January 1, 2016. The unaudited pro forma condensed combined balance sheet as of September 30, 2017 gives effect to these transactions as if they had occurred on September 30, 2017. Subsequent to the merger, WPCS will change its year end to December 31.
Because DropCar will be treated as the accounting acquirer, DropCar’s assets and liabilities will be recorded at their precombination carrying amounts and the historical operations that are reflected in the unaudited pro forma financial information will be those of DropCar. WPCS’s assets and liabilities will be measured and recognized at their fair values as of the transaction date, and combined with the assets, liabilities and results of operations of DropCar after the consummation of the transaction.
The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting depends on certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting, expected to be completed after the closing of the Merger, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position. In addition, differences between the preliminary and final amounts will likely occur as a result of the amount of cash used for WPCS’ operations, changes in the fair value of WPCS common stock and other changes in WPCS’ assets and liabilities.
The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had WPCS and DropCar been a combined company during the specified periods. The actual results reported in periods following the transaction may differ significantly from those reflected in these pro forma financial information presented herein for a number of reasons, including, but not limited to, differences between the assumptions used to prepare this pro forma financial information.
The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.
The unaudited pro forma condensed combined financial statements should be read together with WPCS’ historical financial statements, included herein, and DropCar’s historical financial statements included herein.

Pro Forma Condensed Combined Balance Sheet as of September 30, 2017
(in thousands, except share and per share amounts)
	DropCar(1)	WPCS(2)	Pro Forma Adjustments	Note 3	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$45	$1,881	$4,000	(c)	$5,926
Restricted cash	—	500	—		500
Accounts receivable	158	4,002	—		4,160
Costs and estimated earnings in excess of billings on uncompleted contracts	—	335	—		335
Prepaid expense and other current assets	58	51	—		109
Total current assets	261	6,769	4,000		11,030
Property and equipment, net	635	297	—		932
Intangible assets	—	—	2,500	(b)	2,500
Goodwill	—	—	3,684	(b)	3,684
Other assets	3	11	—		14
Total assets	$899	$7,077	$10,184		$18,160
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of loans payable	$—	52	—		52
Accounts payable, accrued expenses and deferred revenue	1,260	1,369	500	(b)	3,946
			817	(f)
Billings in excess of costs and estimated earnings on uncompleted contracts	—	2,912	—		2,912
Convertible notes payable, net of issuance costs	2,319	—	4,000	(c)	—
			(6,319)	(d)
Total current liabilities	3,579	4,333	(1,002)		6,910
Loans payable, net of current portion	—	112	—		112
Total liabilities	3,579	4,445	(1,002)		7,022
Commitments and contingencies
Stockholders’ equity (deficit)
Preferred stock, $.0001 par value	—	1,145	(1,145)	(b)	—
Common stock, $.001 par value	1	—	32	(a)	33
Additional paid-in-capital	4,371	89,004	(32)	(a)	21,188
			8,316	(b)
			(89,004)	(b)
			7,340	(d)
			1,193	(e)
Accumulated deficit	(7,052)	(87,517)	87,517	(b)	(10,083)
			(1,021)	(d)
			(1,193)	(e)
			(817)	(f)
Total stockholders’ equity (deficit)	(2,680)	2,632	11,186		11,138
Total liabilities and stockholders’ equity	$899	$7,077	$10,184		$18,160

Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet:
(1)
Derived from the DropCar unaudited balance sheet as of September 30, 2017.

(2)
Derived from the WPCS unaudited balance sheet as of July 31, 2017.

Pro Forma Condensed Combined Statement of Operations — Nine Months Ended September 30, 2017
(in thousands, except share and per share amounts)
	DropCar(1)	WPCS(2)	Pro Forma Adjustments	Note 3	Pro Forma Combined
Revenue:	$2,797	$11,996	$—		$14,793
Operating expenses:
Cost of revenue	2,490	9,194	—		11,684
Selling, general and administrative expenses	4,550	4,536	—		9,086
Depreciation and amortization	136	96	375	(g)	607
	7,176	13,826	375		21,377
Operating loss	(4,379)	(1,830)	(375)		(6,584)
Other income (expense):
Interest expense	(709)	(6)	709	(i)	(6)
Income from arbitration settlement	—	11	—		11
Other income	—	28	—		28
Loss before income taxes	(5,088)	(1,797)	(334)		(6,551)
Deemed dividend on convertible preferred stock, due to beneficial conversion feature	—	(1,017)	—		(1,017)
Net loss attributable to WPCS common shareholders	$(5,088)	$(2,814)	$(334)		$(7,568)
Net loss per common share:
Basic and diluted		$(0.87)			(0.23)
Weighted average common shares outstanding:
Basic and diluted		3,222,821	29,845,318	(h)	33,068,139

Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations:
(1)
Derived from the DropCar unaudited statement of operations for the nine months ended September 30, 2017.

(2)
Derived from the WPCS unaudited statement of operations for the six months ended July 31, 2017 (derived from amounts in the WPCS 10-K for the year ended April 30, 2017 minus amounts from the WPCS 10-Q for the six months ended October 31, 2016 plus amounts from the WPCS 10-Q for the three month period ended July 31, 2017).

Pro Forma Condensed Combined Statement of Operations — Year Ended December 31, 2016
(in thousands, except share and per share amounts)
	DropCar(1)	WPCS(2)	Pro Forma Adjustments	Note 3	Pro Forma Combined
Revenue:	$1,702	$15,791	$—		$17,493
Operating expenses:
Cost of revenue	1,229	12,179	—		13,408
Selling, general and administrative expenses	1,764	6,409	—		8,173
Depreciation and amortization	79	96	500	(g)	675
	3,072	18,684	500		22,256
Operating loss	(1,370)	(2,893)	(500)		(4,763)
Other income (expense):
Interest expense	(47)	(6)	—		(53)
Income from arbitration settlement	—	1,192	—		1,192
Other income	—	128	—		128
Loss before income taxes	(1,417)	(1,579)	(500)		(3,496)
Income tax benefit	—	(4)	—		(4)
Consolidated net loss	(1,417)	(1,583)	(500)		(3,500)
Dividends declared on preferred stock	—	(373)	—		(373)
Deemed dividend on convertible preferred stock, due to beneficial conversion feature	—	(537)	—		(537)
Net loss attributable to WPCS common shareholders	$(1,417)	$(2,493)	$(500)		$(4,410)
Net loss per common share:
Basic and diluted		$(0.90)			$(0.14)
Weighted average common shares outstanding:
Basic and diluted		2,782,564	29,845,318	(h)	32,627,882

Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations:
(1)
Derived from the DropCar audited statement of operations for the year ended December 31, 2016.

(2)
Derived from the WPCS unaudited statement of operations for the twelve month period ended January 31, 2017 (derived from amounts in the WPCS 10-K for the year ended April 30, 2017 minus amounts from the WPCS 10-Q for the three month period ended April 30, 2017 plus amounts from the WPCS 10-Q for the three month period ended April 30, 2016).

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 1 — Description of Transaction and Basis of Presentation
The unaudited pro forma condensed combined financial information was prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of SEC Regulation S-X, and present the pro forma financial position and results of operations of the combined companies based upon the historical data of WPCS and DropCar.
For the purposes of the unaudited pro forma combined financial information, the accounting policies of WPCS and DropCar are aligned with no differences. Accordingly, no effect has been provided for the pro forma adjustments described in Note 3, “Pro Forma Adjustments.”
Description of Transaction
On September 6, 2017, WPCS, Merger Sub and DropCar entered into the Merger Agreement, pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into DropCar, with DropCar becoming a wholly-owned subsidiary of WPCS and the surviving corporation of the Merger. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Code.
Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger (the “Closing”), (a) each outstanding share of DropCar common stock and DropCar preferred stock will be converted into the right to receive a number of shares of WPCS common stock equal to the Exchange Ratio (as defined below); and (b) each outstanding DropCar warrant that has not previously been exercised prior to the Closing will be assumed by WPCS.
Under the Exchange Ratio formula in the Merger Agreement, immediately after the Merger, the former DropCar securityholders (including the investors in the Merger Financing and certain DropCar advisors) are expected to own approximately 83.99% of the outstanding shares of the WPCS common stock on a fully-diluted basis and current securityholders of the WPCS are expected to own approximately 16.01% of the outstanding shares of WPCS common stock. The Exchange Ratio and respective ownership of the DropCar securityholders and existing WPCS equity holders is subject to adjustment in the event that WPCS “Net Cash” (as defined in the Merger Agreement) is less than, or greater than, $419,000 as of the Closing. These percentages give effect to (i) the number of shares of WPCS common stock actually issued and outstanding on September 6, 2017, the date the Merger Agreement was signed, (ii) an additional 411,992 shares of WPCS common stock that are deemed to be issued and outstanding, (iii) the conversion of all shares of WPCS convertible preferred stock actually issued and outstanding on September 6, 2017, (iv) the dilutive effect of options, actually issued and outstanding on September 6, 2017, to purchase shares of WPCS common stock under the Treasury Method using an assumed stock price of  $2.50 per share and (v) the issuance of 4,415,162 shares of WPCS common stock upon exercise of the WPCS Merger Warrants that will be issued in the Merger in exchange for the DropCar warrants. In addition, the shares underlying warrants to purchase DropCar common stock will be included in the DropCar 83.99% allocation. All the shares of the WPCS convertible preferred stock and options and warrants to purchase shares of WPCS common stock will remain outstanding after the Merger and all outstanding DropCar warrants will be exchanged for warrants to purchase WPCS common stock based upon the Exchange Ratio. No fractional shares will be issued in the Merger; rather, WPCS will pay cash in lieu of any such fractional shares.
As a condition to the Closing, DropCar is obligated to raise up to $5 million, but not less than $4 million, in equity financing (the “Merger Financing”). The Merger Financing is expected to close immediately prior to or simultaneously with the Closing. In addition, the consummation of the Merger is subject to customary conditions, including, without limitation, (a) approval by the WPCS and DropCar stockholders of the Merger Agreement and the transactions contemplated thereby; (b) the absence of any law, order, injunction or other legal restraint prohibiting the Merger; and (c) receipt of approval from NASDAQ to list the shares of WPCS common stock on The NASDAQ Capital Market post-Merger. Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including, without limitation, (i) the accuracy of the other party’s representations and warranties (subject to customary qualifiers), and (ii) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary qualifiers). The Merger Agreement contains specified termination rights for both the WPCS and DropCar, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of  $250,000, which, under specified circumstances, may include reimbursement for various expenses incurred in connection with the proposed Merger up to a maximum of  $125,000.
Basis of Presentation
Management has preliminarily concluded that the transaction represents a business combination pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations. Management has not yet completed an external valuation analysis of the fair market value of WPCS’ assets to be acquired and liabilities to be assumed. Using the estimated total consideration for the transaction, management has estimated the allocations to such assets and liabilities. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma condensed combined balance sheet. The final purchase price allocation will be determined when management has determined the final consideration and completed the detailed valuations and other studies and necessary calculations. The final purchase price allocation could differ materially from the preliminary purchase price allocation used to prepare the pro forma adjustments. The final purchase price allocation may include (i) changes in allocations to intangible assets and bargain purchase gain or goodwill based on the results of certain valuations and other studies that have yet to be completed, (ii) other changes to assets and liabilities and (iii) changes to the ultimate purchase consideration.
Note 2 — Preliminary purchase price allocation
Management has performed a preliminary valuation analysis of the fair market value of WPCS’ assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date (in thousands):
Cash and cash equivalents	$1,881
Restricted cash	500
Accounts receivable	4,002
Costs and estimated earnings in excess of billing	335
Prepaid expense and other current assets	51
Property and equipment, net	297
Other assets	11
Current portion of loans payable	(52)
Accounts payable and accrued expenses	(1,869)
Billings in excess of costs and estimated earning:	(2,912)
Loans payable	(112)
Goodwill	3,684(w)
Intangible assets	2,500
Total consideration	$8,316(y)

(w)
To reflect the non-tax deductible goodwill recognized as a result of the transaction.

(y)
Consideration of  $8.3 million represents the market value ($1.17 per share as of December 6, 2017) on approximately 3.4 million shares of WPCS common stock plus $0.6 million fair value related to WPCS stock options, $1.7 million fair value related to WPCS preferred stock and $2.0 million fair value related to WPCS Warrants.

The allocation of the estimated purchase price is preliminary because the proposed Merger has not yet been completed. The purchase price allocation will remain preliminary until management determines the fair values of assets acquired and liabilities assumed. The final determination of the purchase price allocation is anticipated to be completed as soon as practicable after completion of the Merger and will be based on the fair values of the assets acquired and liabilities assumed as of the date of the closing of the Merger. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.
Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of WPCS based on their estimated fair values as of the date of the closing of the Merger. The excess of the acquisition consideration paid over the estimated fair values of net assets acquired will be recorded as goodwill in the condensed combined balance sheet.
The following table illustrates the effect of change in WPCS common stock price and the resulting impact on the estimated total purchase price and estimated goodwill (in thousands except for share and per share amounts):
Change in stock price	Stock price	Estimated purchase price	Estimated goodwill
Increase of 10%	$1.29	$6,998	$2,366
Decrease of 10%	$1.05	$6,213	$1,581
Increase of 20%	$1.40	$7,390	$2,758
Decrease of 20%	$0.94	$5,821	$1,189
Increase of 30%	$1.52	$7,782	$3,150
Decrease of 30%	$0.82	$5,429	$797
Increase of 50%	$1.76	$8,567	$3,935
Decrease of 50%	$0.59	$4,644	$12
Note 3 — Pro forma adjustments
The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:
(a)
Represents the issuance of 29,845,318 shares of WPCS common stock and its effect on the common stock and additional paid in capital accounts (in thousands).

	Common Stock	Additional Paid in Capital
Issuance of 29,845,318 shares of WPCS’ common stock	30	(30)
Adjustments due to reverse merger	2	(2)
	32	(32)
(b)
Represents the elimination of the historical equity of WPCS and the initial allocation of excess purchase price to identified intangibles, fair value adjustments and goodwill, as follows (in thousands):

Total consideration	$8,316(y)
Preferred stock, $.0001 par value	(1,145)
Common stock, $.001 par value	—
Additional paid-in-capital	(89,004)
Accumulated deficit	87,517
Write-down/(write-up) of assets:
Intangible assets	(2,500)
(Write-down)/write-up of liabilities:
Accounts payable (change in control obligations)	500(z)
Goodwill	$3,684

(y)
Consideration of  $8.3 million represents the fair value ($1.17 per share as of December 6, 2017) on approximately 3.4 million shares of WPCS common stock plus $0.6 million fair value related to WPCS stock options, $1.7 million fair value related to WPCS preferred stock and $2.0 million fair value related to WPCS Warrants.
(z)
Represents the accrual of change of control obligations for WPCS employees that will become due at the closing of the Merger.

(c)
Assumes the closing of a $4.0 million Merger Financing prior to or simultaneously with the closing of the Merger.

(d)
Assumes the conversion of all $7.3 million (including the $4.0 million Merger Financing) face value of convertible notes into 3,803,109 shares of DropCar common stock.

(e)
To record expenses of approximately $1.2 million related to Palladium Capital’s equity fee of 1,019,782 shares of DropCar common stock at $1.17 per share.

(f)
Reflects an adjustment of approximately $817,000 for the estimated transaction costs for WPCS, such as adviser fees and legal and accounting expenses that were not incurred as of September 30, 2017.

(g)
Acquired customer list intangible asset is to be amortized over an estimated five year life (in thousands):

	Estimated Fair Value	Estimated Useful Life in Years	Year Ended December 31, 2016 Amortization Expense	Nine Months Ended September 30, 2017 Amortization Expense
Customer list	$2,500	5 years	$500	$375
	$2,500		$500	$375

(h)
Represents the increase in the weighted average shares due to the issuance of an estimated 29,845,318 shares of WPCS common stock shares in connection with the Merger.

(i)
Elimination of DropCar interest expense related to the issuance of convertible notes and warrants.

DESCRIPTION OF WPCS CAPITAL STOCK
WPCS’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.
As of December 1, 2017, there were outstanding:
•
5,275,287 shares of WPCS common stock;

•
526,300 shares of WPCS common stock underlying WPCS convertible preferred stock consisting of:

•
800 shares of WPCS common stock underlying WPCS Series H convertible preferred stock,

•
0 shares of WPCS common stock underlying WPCS Series H-1 convertible preferred stock,

•
206,600 shares of WPCS common stock underlying WPCS Series H-2 convertible preferred stock and

•
318,900 shares of WPCS common stock underlying WPCS Series H-3 convertible preferred stock;

•
options exercisable for 3,225,760 shares of WPCS common stock; and

•
warrants exercisable for 1,889,734 shares of WPCS common stock consisting of:

•
1,217,861 shares of WPCS common stock underlying WPCS Series H-1 warrants,

•
185,850 shares of WPCS common stock underlying WPCS Series H-2 warrants and

•
486,023 shares of WPCS common stock underlying WPCS Series H-3 warrants.

The foregoing does not take into account the WPCS Series H-1 Repricing Proposal. If all the Series H-1 Warrants are exercised and a corresponding number of replacement warrants are issued, the number of shares of WPCS common stock issued and outstanding, actual, will be 6,493,148, the number of Series H-1 Warrants issued and outstanding will be zero but the total number of shares of WPCS common stock issuable upon outstanding warrants will remain the same.
The following description of WPCS capital stock is not complete and may not contain all the information you should consider before investing in WPCS capital stock. This description is summarized from, and qualified in its entirety by reference to, the WPCS Charter, which has been publicly filed with the SEC. See “Where You Can Find More Information.”
Common Stock
Voting Rights
The holders of WPCS common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of WPCS preferred stock.
Dividend Rights
Subject to preferences that may be applicable to any outstanding WPCS preferred stock, the holders of WPCS common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the WPCS Board of funds legally available therefor.
Rights Upon Liquidation
In the event of a liquidation, dissolution or winding up of WPCS, the holders of WPCS common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of WPCS preferred stock, if any, then outstanding.

Other Rights
The holders of WPCS common stock have no preemptive or conversion rights or other subscription rights. There is no redemption or sinking fund provision applicable to the WPCS common stock.
Fully Paid and Nonassessable
All outstanding shares of WPCS common stock are fully paid and nonassessable.
Preferred Stock
The WPCS Board has the authority to issue WPCS preferred stock in one or more classes or series and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions thereof, including dividend rights, conversion right, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. The issuance of shares of WPCS preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of WPCS common stock, could adversely affect the rights and powers, including voting rights, of the WPCS common stock, and could have the effect of delaying, deterring or preventing a change of control of WPCS or an unsolicited acquisition proposal. As of April 30, 2017, WPCS had issued an aggregate of 29,949 shares of WPCS convertible preferred stock, of which 5,263 were still outstanding as of December 1, 2017. All shares of WPCS preferred stock outstanding at the time of the Merger will remain outstanding after the Merger until converted into shares of WPCS common stock, redeemed or cancelled.
Series H Convertible Preferred Stock
Number of shares authorized — 8,500, of which eight (8) shares are issued and outstanding as of December 1, 2017. The outstanding shares of Series H convertible preferred stock are held by one stockholder.
Rank — The Series H convertible preferred stock ranks pari passu with the WPCS common stock with respect to preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of WPCS.
Conversion — The outstanding shares of Series H convertible preferred stock is convertible into an aggregate of 800 shares of validly issued, fully paid and non-assessable shares of WPCS common stock. The conversion ratio will be adjusted for stock splits, stock dividends, recapitalization, reorganizations, reclassifications, combinations, subdivisions, or other similar events occurring after the Effective Date. WPCS is prohibited from effecting the conversion of the Series H convertible preferred stock to the extent that, as a result of such conversion, the holder would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of the WPCS common stock calculated immediately after giving effect to the issuance of shares of WPCS common stock upon such conversion.
Voting — Holders of shares of the Series H convertible preferred stock have no voting rights except as otherwise required by law.
Liquidation rights — In the event of a liquidation, dissolution or winding up of WPCS, holders of shares of Series H convertible preferred stock are entitled to receive, from amounts available for distribution to WPCS stockholders, pari passu with any amounts payable to the holders of shares WPCS common stock, the amount they would have entitled to receive had they converted the shares of Series H convertible preferred stock into shares of WPCS common stock immediately prior to such distribution.
Series H-1 Convertible Preferred Stock
Number of shares authorized — 9,488, of which 0 shares were issued and outstanding as of December 1, 2017. The outstanding shares of Series H-1 convertible preferred stock are held by three stockholders.
Rank — The Series H-1 convertible preferred stock ranks pari passu with the WPCS common stock with respect to preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of WPCS.

Conversion — The outstanding shares of Series H convertible preferred stock are convertible into an aggregate of 0 shares of validly issued, fully paid and non-assessable shares of WPCS common stock. The conversion ratio will be adjusted for stock splits, stock dividends, recapitalization, reorganizations, reclassifications, combinations, subdivisions, or other similar events occurring after the Effective Date. WPCS is prohibited from effecting the conversion of the Series H-1 convertible preferred stock to the extent that, as a result of such conversion, the holder or any of its affiliates would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of WPCS common stock calculated immediately after giving effect to the issuance of shares of WPCS common stock upon the conversion of the Series H-1 convertible preferred stock.
Voting — Holders of shares of the Series H-1 convertible preferred stock have no voting rights except as otherwise required by law.
Liquidation rights — In the event of a liquidation, dissolution or winding up of WPCS, holders of shares of Series H-1 convertible preferred stock are entitled to receive, from amounts available for distribution to WPCS stockholders, pari passu with any amounts payable to the holders of shares WPCS common stock, the amount they would have entitled to receive had they converted the Series H-1 convertible preferred stock into shares of WPCS common stock immediately prior to such distribution.
Series H-2 Convertible Preferred Stock
Number of shares authorized — 3,500, of which 2,066 shares are issued and outstanding as of December 1, 2017. The outstanding shares of the Series H-2 convertible preferred stock are held by two stockholders.
Rank — The Series H-1 convertible preferred stock ranks pari passu with the H-3 convertible preferred stock, described below, and senior to the WPCS common stock and the Series H convertible preferred stock and the Series H-1 convertible preferred stock with respect to preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of WPCS.
Conversion — The outstanding shares of the Series H-2 convertible preferred stock is convertible into an aggregate of 206,600 shares of validly issued, fully paid and non-assessable shares of WPCS common stock. The conversion ratio will be adjusted for stock splits, stock dividends, recapitalization, reorganizations, reclassifications, combinations, subdivisions, or other similar events occurring after the Effective Date. WPCS is prohibited from effecting the conversion of the Series H-2 convertible preferred stock to the extent that, as a result of such conversion, the holder or any of its affiliates would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of WPCS common stock calculated immediately after giving effect to the issuance of shares of WPCS common stock upon the conversion of the Series H-2 convertible preferred stock.
Voting — Holders of shares of Series H-2 convertible preferred stock have no voting rights except as otherwise required by law.
Liquidation rights — In the event of a liquidation, dissolution or winding up of WPCS, the holders of shares of Series H-2 convertible preferred stock are entitled to receive, from amounts available for distribution to WPCS stockholders, prior to any amounts paid to the holders of WPCS common stock, Series H convertible preferred stock and Series H-1 convertible preferred stock, and pari passu with any amounts payable to the holders of Series H-3 convertible preferred stock, the amount they would have entitled to receive had they converted the shares of Series H-2 convertible preferred stock into shares of WPCS common stock immediately prior to such distribution.
Series H-3 Convertible Preferred Stock
Number of shares authorized — 8,461, of which 3,189 shares are issued and outstanding as of December 1, 2017. The outstanding shares of Series H-3 convertible preferred stock are held by five stockholders.
Rank — Pari passu with the Series H-2 convertible preferred stock, described above, and senior to the WPCS common stock, the Series H convertible preferred stock and the Series H-1 convertible preferred stock, with respect to preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of WPCS.

Conversion — The outstanding shares of Series H-3 convertible preferred stock is convertible into an aggregate of 318,900 shares of validly issued, fully paid and non-assessable shares of WPCS common stock. The conversion ratio will be adjusted for stock splits, stock dividends, recapitalization, reorganizations, reclassifications, combinations, subdivisions, or other similar events occurring after the Effective Date. WPCS is prohibited from effecting the conversion of the shares of Series H-3 convertible preferred stock to the extent that, as a result of such conversion, the holder or any of its affiliates would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of WPCS common stock calculated immediately after giving effect to the issuance of shares of WPCS common stock upon the conversion of the Series H-3 convertible preferred stock.
Voting — Holders of shares of the Series H-3 convertible preferred stock have no voting rights except as otherwise required by law.
Liquidation rights — In the event of a liquidation, dissolution or winding up of WPCS, the holders of shares of Series H-3 convertible preferred stock are entitled to receive, from amounts available for distribution to WPCS stockholders, prior to any amounts paid to the holders of WPCS common stock, Series H convertible preferred stock and Series H-1 convertible preferred stock, and pari passu with any amounts payable to the holders of Series H-2 convertible preferred stock, the amount they would have entitled to receive had they converted the Series H-3 convertible preferred stock into shares of WPCS common stock immediately prior to such distribution.
Other covenants — In connection with the issuance and sale of the Series H-3 convertible preferred stock, WPCS agreed to not issue any additional shares WPCS common stock or securities convertible into or exercisable or exchangeable for WPCS common stock, except for certain permitted issuances, without the consent of the holders of a majority of the issued and outstanding shares of Series H-3 convertible preferred stock, for a period ending on the earlier of: (i) December 30, 2017; or (ii) the date on which a Change in Control (as that term is defined in the Series H-3 Securities Purchase Agreement) with respect to WPCS. WPCS also agreed to cause certain of its officers and directors to agree not to exercise their WPCS stock options during the Restricted Period, except in connection with a Change in Control of WPCS. Furthermore, pursuant to the Series H-3 Certificate of Designation, the holders of the shares of Series H-3 convertible preferred stock are entitled to elect up to two members of the WPCS Board. Finally, WPCS also agreed to effectuate the appointment of the designees specified by the holders of the Series H-3 convertible preferred stock as directors of WPCS.
Options
As of December 1, 2017, there were 3,225,760 shares of WPCS common stock issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of  $1.52 per share.
Warrants
As of December 1, 2017, the following warrants were outstanding:
•
Series H-1 Warrants, held by three warrantholders, cover the issuance 1,217,861 shares of WPCS common stock. The warrants have an exercise price of $1.66 per share and expire between July 14, 2020 and July 20, 2020.

•
Series H-2 Warrants, held by one warrantholder, cover the issuance 185,850 shares of WPCS common stock. The warrants have an exercise price of  $1.21 per share and expire on December 21, 2021.

•
Series H-3 Warrants, held by five warrantholders, cover the issuance 486,023 shares of WPCS common stock. The warrants have an exercise price of  $1.38 per share and expire on March 30, 2022.

The Series H-1, H-2 and H-3 Warrants all provide for cashless exercise at the option of the holder and contain provisions for the adjustment of the number of shares issuable upon the exercise of the warrant in the event of stock splits, stock dividends, recapitalizations, reclassifications and consolidations.

On December 4, 2017, WPCS offered the holders of its Series H-1 Warrants (covering 1,217,861 shares of WPCS common stock with an original exercise price of  $1.66 per share) a fifteen (15) trading day period to exercise the Series H-1 Warrants for cash at a reduced price equal to $1.21, the closing price of a share of WPCS common stock on the date prior to the date when the offer was accepted. In addition, if more than half the Series H-1 Warrants are exercised by the end of such fifteen-trading-day period, WPCS will issue to the holders exercising their Series H-1 Warrants new warrants to replace the Series H-1 Warrants that were exercised. The replacement warrants will be substantially identical to the Series H-1 Warrants that were exercised except in the following respects: (i) the expiration date of the replacement warrants would be seven (7) years from the date of issuance; (ii) the replacement warrants would have more limited cashless exercise rights than the Series H-1 Warrants; and (iii) WPCS’ obligation to register the resale of the shares issuable upon exercise of the replacement warrants will be deferred. The replacement warrants would have a per share exercise price equal to the closing price of a share of WPCS common stock on the date WPCS becomes obligated to issue the replacement warrants. Finally, the holders of the Series H-1 Warrants have entered into an irrevocable agreement with Alpha pursuant to which they have agreed to sell to Alpha any Series H-1 Warrants that are unexercised as of the End Date. WPCS agreed to the Series H-1 Warrant Repricing Proposal described above subject to increasing the share of the combined entity’s equity allocable to the WPCS stockholders to 16.01% from 15.0%. Immediately prior to WPCS making the WPCS Series H-1 Repricing Proposal, all parties signed Amendment No. 3 to the Merger Agreement reflecting the equity reallocation. The holders of the Series H-1 Warrants accepted WPCS’ proposal on December 5, 2017. As a result, the Series H-1 Warrant exercise price was reset to $1.21 per share if exercised for cash during the reset period. If all the Series H-1 Warrants are exercised during the reset period, WPCS will realize gross proceeds of approximately $1,474,000, which will be credited against the Merger Financing.
Registration Rights
In connection with the issuance and sale of the Series H-3 convertible preferred stock and Series H-3 Warrants, the Series H-2 convertible preferred stock and Series H-2 warrants and the Series H-1 convertible preferred stock and H-1 Warrants, WPCS agreed with the purchasers of such securities to register the resale of the underlying shares of WPCS common stock. Pursuant to that obligation, WPCS has registered an aggregate of 4,762,660 shares of WPCS common stock as follows: (i) 1,803,451 shares of WPCS common stock underlying the Series H-3 convertible preferred stock and Series H-3 Warrants; (ii) 826,250 shares of WPCS common stock underlying the Series H-2 convertible preferred stock and Series H-2 Warrants; and (iii) 2,132,959 shares of WPCS common stock underlying the Series H-1 convertible preferred stock and Series H-1 Warrants. As a result, none of the holders of those securities have any active and ongoing registration rights in connection with the registration statement on Form S-4 of which this proxy statement/prospectus/information is a part, assuming the resale registration statement related to such warrant shares remains effective. Through December 1, 2017, 2,396,545 shares of WPCS common stock had been sold pursuant to those S-3 registration statements. Assuming all the Series H-1 Warrants are exercised pursuant to the WPCS Series H-1 Pricing proposal and then sold, the total number of shares of WPCS common stock sold pursuant to the existing S-3 registration statement would be 3,614,406.
Anti-Takeover Effects of Delaware Law and Provisions of WPCS’s Charter Documents
The provisions of the DGCL, the WPCS Charter and the WPCS Bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of WPCS.
Delaware Anti-Takeover Law
WPCS is subject to Section 203 of the DGCL which generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
the interested stockholder owned at least 85% of the voting stock of the corporation outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to the consummation of the transaction, the business combination is approved by the board and authorized at a special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:
•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, DGCL Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Charter and Bylaws
The WPCS Charter and Bylaws provide that:
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The authorized number of directors can be changed only by resolution of the WPCS Board;

•
The WPCS Bylaws may be amended or repealed by the WPCS Board or stockholders;

•
The other than at an Special Meeting of stockholders or a special meeting call for such purpose, stockholders may not fill vacancies on the WPCS Board;

•
The WPCS Board is authorized to issue, without stockholder approval, preferred stock, the rights of which will be determined at the discretion WPCS Board and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that WPCS Board does not approve;

•
The WPCS stockholders do not have cumulative voting rights and, therefore WPCS stockholders holding a majority of the shares of WPCS common stock outstanding will be able to elect all of the members of the WPCS Board; and

•
The WPCS stockholders must comply with advance notice provisions to bring business before or nominate directors for election at a stockholder meeting.

Potential Effects of Authorized but Unissued Stock
WPCS has shares of common stock and preferred stock available for future issuance without stockholder approval. WPCS may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.
The existence of unissued and unreserved common stock and preferred stock may enable the WPCS Board to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of WPCS’s management. In addition, the WPCS Board has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the DGCL and subject to any limitations set forth in the WPCS Charter. The purpose of authorizing the WPCS Board to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of WPCS’s outstanding voting stock.
Election and Removal of Directors
The WPCS stockholders may remove directors only by the affirmative vote of the holders of 66 2∕3% of the combined voting power of the then outstanding shares of WPCS capital stock entitled to vote in the election of directors, voting together as a single class. The WPCS Board may appoint a director to fill a vacancy, including vacancies created by the expansion of the WPCS Board. This system of appointing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of WPCS because it generally makes it more difficult for stockholders to replace a majority of the WPCS directors. The WPCS Charter and Bylaws do not provide for cumulative voting in the election of directors.
Amendments to WPCS Governing Documents
Generally, the amendment of the WPCS Charter requires approval by the WPCS Board and a majority vote of the WPCS stockholders. Generally, any amendment to the WPCS Bylaws requires the approval of either a majority of the WPCS Board or approval of at least a majority of the votes entitled to be cast by the holders of WPCS’s outstanding capital stock.
Listing
The WPCS common stock is currently listed on The NASDAQ Capital Market under the symbol “WPCS.” WPCS has filed a new listing application with The NASDAQ Capital Market on behalf of the combined entity and requested the trading symbol “DCAR”.
Transfer Agent and Registrar
The transfer agent and registrar for WPCS common stock is Intrawest Transfer Company, Inc. Its address is 1981 Murray Hollady Road, Salt Lake City, Utah 84117.

COMPARISON OF RIGHTS OF HOLDERS OF
WPCS CAPITAL STOCK AND DROPCAR CAPITAL STOCK
General
WPCS and DropCar are both incorporated under the laws of the State of Delaware. The rights of WPCS stockholders and DropCar stockholders are generally governed by the DGCL. Upon completion of the Merger, DropCar stockholders will become stockholders of WPCS, and their rights will be governed by the DGCL, the WPCS Bylaws and the WPCS Charter (each as defined below), including amendments approved at the Special Meeting.
The material differences between the current rights of DropCar stockholders under the DropCar Certificate of Incorporation, the DropCar Bylaws and their rights as WPCS stockholders, after the Merger, under the WPCS Charter and the WPCS Bylaws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of WPCS or DropCar before the Merger and being a stockholder of WPCS following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 209.
Authorized Capital Stock
DropCar
The DropCar Certificate of Incorporation, as amended, authorizes the issuance of up to 30,000,000 shares of common stock, $0.0001 par value per share, and 2,806,282 shares of preferred stock, $0.0001 par value per share.
WPCS
The WPCS Charter authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.
Dividends
DropCar
The DropCar Certificate of Incorporation provides that DropCar will not pay any dividends on shares of any other class or series of capital stock unless the holders of its Series Seed Preferred Stock and Series A Preferred Stock (together, the “Initial Preferred Stock”) receive a dividend on each outstanding share of preferred stock. In the case of a dividend on Dropcar’s common stock, the dividend per share of Initial Preferred Stock shall equal the product of  (a) the dividend payable on each share of Initial Preferred Stock on an as-converted to common stock basis and (b) the number of shares of common stock issuable upon conversion of a share of Initial Preferred Stock. In the case of a dividend on any class or series not convertible into common stock, the dividend per share of Initial Preferred Stock shall be at a rate per share of Initial Preferred Stock determined by (a) dividing the amount of the dividend payable on each share by the original issuance price and (b) multiplying such fraction by an amount equal to the original issuance price of the Initial Preferred Stock.
WPCS
Under the WPCS Bylaws, subject to any restrictions contained in the DGCL or the WPCS Charter, WPCS may declare and pay dividends upon shares of WPCS’s capital stock. Dividends may be paid in cash, in property or in shares of capital stock. The WPCS Board may set aside out of any funds of the corporation available for dividends reserves for any proper purposes, including equalizing dividends, repairing or maintaining corporate property and meeting contingencies and may abolish any such reserve.

Liquidation Preference
DropCar
The DropCar Certificate of Incorporation provides that in the event of any voluntary or involuntary liquidation, dissolution or winding up of DropCar, the holders of the Initial Preferred Stock then outstanding shall be entitled to be paid out of the assets of DropCar available for distribution to stockholders before any payment is made to the holders of DropCar common stock, in an amount per share equal to the greater of  (i) the original issue price applicable to such share, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had such shares of Initial Preferred Stock been converted to common stock pursuant to the optional conversion procedure outlined in the DropCar Certificate of Incorporation immediately prior to such liquidation, dissolution or winding up. After payment is made in full to holders of Initial Preferred Stock, the remaining assets of DropCar available for distribution to its stockholders shall be distributed among the holders of common stock on a pro rata basis.
WPCS
The WPCS Charter provides that in the event of any liquidation event (as defined in the WPCS Charter), the holders of shares of WPCS Series H-3 and Series H-2 convertible preferred stock are entitled to receive, on a pari passu basis, an amount equal to what they would have received on an “as converted basis” prior to any distribution to the holders of shares of WPCS common stock and holders of shares of WPCS Series H and Series H-1 convertible preferred stock. After the payment of the full preferential amounts to the holders of the WPCS Series H-3 and H-2 convertible preferred stock, the remaining assets of WPCS will be distributed with equal priority and pro rata among the holders of the shares of the WPCS Series H-1 and Series H convertible preferred stock and the holders of shares of the WPCS common stock.
Conversion Rights and Protective Provisions
DropCar
The DropCar Certificate of Incorporation provides that each share of Initial Preferred Stock shall be convertible at the option of the holder at any time into the number of shares of common stock determined by dividing the applicable original issue price by the applicable initial preferred conversion price in effect at the time of conversion. The DropCar Certificate of Incorporation also provides for mandatory conversion upon a qualified public offering or upon the consent of the holders of at least a majority of the then-outstanding shares of Initial Preferred Stock.
In the event that DropCar issues any options or convertible securities after the issuance of the Initial Preferred Stock, either without consideration or for a consideration per share less than the applicable conversion price of the Initial Preferred Stock, then such conversion price shall be reduced to a price determined in accordance with the following formula:
CP2 = CP1 * (A+B)/(A+C)
For purposes of the foregoing formula, the following definitions shall apply:
(a)
“CP2” shall mean the applicable initial preferred conversion price in effect immediately after such issue of additional shares of common stock;

(b)
“CPI” shall mean the applicable initial preferred conversion price in effect immediately prior such issue of additional shares of common stock;

(c)
“A” shall mean the number of shares of common stock outstanding immediately prior to such issue of additional shares of common stock (treating for this purpose as outstanding all shares of common stock issuable upon exercise of options outstanding immediately prior to such issue or upon conversion or exchange of convertible securities (including the Series Seed Preferred Stock and the Series A Preferred Stock) outstanding (assuming exercise of any outstanding options therefor) immediately prior to such issue;

(d)
“B” shall mean the number of shares of common stock that would have been issued if such additional shares of common stock had been issued at a price per share equal to CPT (determined by dividing the aggregate consideration received by DropCar in respect of such issue by CPI); and

(e)
“C” shall mean the number of such additional shares of common stock issued in such transaction.

WPCS
The WPCS Charter does not provide that the holders of WPCS capital stock have preemptive, conversion or other protective rights. However, it does provide that the holders of shares of Series H, Series H-1, Series H-2 and Series H-3 convertible preferred stock may convert such shares into shares of WPCS common stock at the applicable conversion ratio.
In addition, in connection with the issuance and sale of shares of the Series H-3 convertible preferred stock, WPCS agreed to not issue any additional common stock or securities convertible into or exercisable or exchangeable for common stock, except for certain permitted issuances, without the consent of the holders of a majority of the issued and outstanding shares of the Series H-3 convertible preferred stock, for a period, referred to as the Restricted Period, ending on the earlier of: (i) December 30, 2017; or (ii) the date on which Change in Control (as that term is defined in the Series H-3 Securities Purchase Agreement) occurs with respect to WPCS. WPCS also agreed to cause certain of its officers and directors to agree not to exercise their WPCS stock options during the Restricted Period, except in connection with a Change in Control of WPCS. The Merger will constitute a change in control with respect to WPCS. Also, pursuant to the Series H-3 Certificate of Designation, the holders of the Series H-3 convertible preferred stock are entitled to elect up to two members of the WPCS Board. WPCS also agreed to effectuate the appointment of the designees specified by the holders of the Series H-3 convertible preferred stock as directors of WPCS.
Number of Directors
DropCar
The DropCar Bylaws set the number of directors of the DropCar Board at five. The DropCar Bylaws provide that the number of directors may be changed from time to time by resolutions of the DropCar Board.
WPCS
The WPCS Bylaws provide that the WPCS Board consists of not less than one or more than ten (10) members, which number of directors shall be fixed from time to time exclusively by resolutions adopted by a majority of the authorized number of directors constituting the WPCS Board, subject to any rights of holders of any series of WPCS preferred stock to elect additional directors. Currently, the WPCS Board has seven members, including two members designated by the holders of the shares of the Series H-3 convertible preferred stock.
Stockholder Nominations and Proposals
DropCar
The DropCar Bylaws provide that in order for a stockholder to make any director nomination or propose business at a DropCar annual stockholders meeting, the stockholder must provide timely notice in writing to DropCar’s Corporate secretary, which must be received not fewer than 90 and not more than 120 days in advance of the date that is the one year anniversary of the preceding year’s annual stockholders meeting (with certain adjustments if the annual meeting is changed by more than 30 days from the first anniversary of the preceding year’s annual meeting).
WPCS
The WPCS Bylaws provide that in order for a stockholder to make any director nomination or propose business at a WPCS annual meeting of stockholders, the stockholder must (i) provide timely notice in writing to WPCS’s Corporate secretary and (ii) provide all updates and supplements to such notice, which must be received within 60 to 90 days in advance of the date that is the one year anniversary of the preceding year’s annual meeting (with certain adjustments if the annual meeting is change by more than 30- days before or 60-days after the first anniversary of the preceding year’s annual meeting).
The WPCS Bylaws provide that if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting, then for a stockholder to make any director nominations at a special meeting, the stockholder must (i) provide timely notice in writing to the Corporate secretary and (ii) provide all updates and supplements to such notice, which must be received no later than sixty (60) days prior to such special meeting or ten (10) days following the day the special meeting is first publicly announced.
Classification of Board of Directors
DropCar
Neither the DropCar Certificate of Incorporation nor the DropCar Bylaws provide for the division of DropCar’s Board into staggered classes.
WPCS
Neither the WPCS Charter nor the WPCS Bylaws provide for the division of the WPCS Board into staggered classes.
Removal of Directors
DropCar
The DropCar Bylaws provide that, unless otherwise restricted by applicable law, any director may be removed from DropCar’s board of directors at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of DropCar entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of DropCar entitled to vote generally at an election of directors.
WPCS
The WPCS Bylaws, subject to any limitation imposed by law, a director may be removed from the WPCS Board with or without cause by the affirmative vote of the holders 66 2∕3% of the combined voting power of the then outstanding shares of WPCS capital stock entitled to vote in the election of directors, voting together as a single class.
Vacancies on the Board of Directors
DropCar
The DropCar Bylaws provide that vacancies and newly created directorship resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. The DropCar Bylaws further provide that whenever the holders of any class or classes or series of stock thereof are entitled to elect one or more directors by the provisions of the DropCar Certificate of Incorporation, vacancies that occur therefrom may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.
WPCS
The WPCS Bylaws provide that vacancies and newly created directorship resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Voting Stock
DropCar
The DropCar Certificate of Incorporation provides that the holders of DropCar common stock are entitled to one vote for each share of stock held by them and holders of DropCar preferred stock are entitled to one vote for each share of common stock into which such share of DropCar preferred stock is convertible.
WPCS
The WPCS Charter provides that each outstanding share of WPCS common stock shall entitle the holder thereof to one vote on each matter properly submitted to the WPCS stockholders for a vote; provided that, except as otherwise required by law, holders of WPCS common stock shall not be entitled to vote on any amendment to the WPCS Charter that relates solely to the terms of one or more outstanding series of WPCS preferred stock if the holders of such affected series are entitled, either separately, or together as a class with the holders of one or more other series, to vote thereon by law or pursuant to the WPCS Charter. Under the WPCS Bylaws, in all matters other than the election of directors, the affirmative vote of the holders of a majority of the shares present in person, by remote communication or represented by proxy at a meeting of WPCS stockholders and entitled to vote on the subject matter shall be the act of the stockholders on that matter, unless the vote of a greater number is required by law, the WPCS Bylaws or the WPCS Charter. Directors shall be elected by a plurality of the votes of the shares of capital stock present in person, by remote communication or represented by proxy at the meeting and entitled to vote on the election of directors.
Cumulative Voting
DropCar
The DropCar Certificate of Incorporation and DropCar Bylaws do not have a provision granting cumulative voting rights in the election of its directors.
WPCS
The WPCS Charter and Bylaws do not have a provision granting cumulative voting rights in the election of its directors.
Stockholder Action by Written Consent
DropCar
The DropCar Bylaws provide that, unless otherwise provided in the DropCar Certificate of Incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing or by electronic transmission setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
WPCS
The WPCS Bylaws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Notice of Stockholder Meeting
DropCar
The DropCar Bylaws provide that all notices of meetings with stockholders shall be in writing or by electronic submission and specify the place, date, and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. The DropCar Bylaws also provide that all such notices of meetings shall be sent not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.
WPCS
The WPCS Bylaws provide that the notice be given in writing and state the place, dated and hour of the meeting and, in the case of a special meeting, briefly describe the purpose or purposes of the meeting. The WPCS Bylaws also provide that all such notices be given not less than ten nor more than 60-days before the date of the meeting, to each stockholder of record entitled to vote at the meeting.
Special Stockholder Meetings
DropCar
The DropCar Bylaws provide that a special meeting of the stockholders may be called at any time by the chairman of the board, the chief executive officer, the DropCar Board acting pursuant to a resolution adopted by a majority of the total number of authorized directors, or by one or more stockholders holding shares in the aggregate entitled to cast not less than 20% of the votes at the meeting.
WPCS
Under the WPCS Bylaws and WPCS Charter, special meetings of the stockholders may be called only by the chairman of the board, president, the WPCS Board, an authorized committee of the WPCS Board or by the holders of at least 10% of all shares of WPCS capital stock entitled to vote at any such special meeting.
Indemnification
DropCar
The DropCar Bylaws provide that DropCar shall indemnify (including the advancement of expenses) its officers and directors to the fullest extent permitted by the DGCL or any other applicable law; provided, however, that DropCar shall not be required to indemnify any officer or director in connection with any proceeding initiated by such person unless the indemnification is expressly required to be made by law, the proceeding was authorized by the DropCar Board, such indemnification is provided for by DropCar, or such indemnification is otherwise required to be made pursuant to the enforcement provision of the DropCar Bylaws.
The DropCar Bylaws further include the right to advancement of expenses; provided, however, that if required by the DGCL, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee) shall be made only upon delivery to DropCar of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision that such indemnitee is not entitled to indemnification for such expenses.
The DropCar Bylaws further provide that DropCar shall have the power to indemnify (including the advancement of expenses) its employees and other agents as set forth in the DGCL or any other applicable law.
WPCS
The WPCS Charter and WPCS Bylaws provide that WPCS shall indemnify (including the advancement of expenses) its officers and directors to the fullest extent permitted by applicable law; provided, however, that WPCS shall not be required to indemnify any officer or director in connection with any proceeding initiated by such person unless the indemnification is expressly required to be made by law, the proceeding was authorized by the WPCS Board or such indemnification is provided for by WPCS.

The WPCS Bylaws includes the right to advancement of expenses; provided, however, that if required by the DGCL, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee) shall be made only upon delivery to WPCS of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such indemnitee is not entitled to indemnification for such expenses.
The WPCS Bylaws further provide that WPCS shall have the power to indemnify (including the advancement of expenses) its employees and other agents as set forth in the DGCL or any other applicable law.
Amendment of Certificate of Incorporation
DropCar
Other than as described above and as provided by law, the DropCar Certificate of Incorporation does not have other restrictions for amending the DropCar Certificate of Incorporation, except that neither any amendment nor repeal of  (i) Article Ninth of the DropCar Certificate of Incorporation (which pertains to personal liability of directors for monetary damage for breach of fiduciary duty) or (ii) Article Tenth of the DropCar Certificate of Incorporation (which pertains to indemnification) shall adversely affect any right or protection of any director, officer, employee or other agent of DropCar existing at the time of such amendment, repeal or modification.
WPCS
The WPCS Charter does not have restrictions for amending the WPCS Charter except as provided by the DGCL; provided, however, any amendment to the Certificate of Designations of each of the Series H, Series H-1, Series H-2 and Series H-3 convertible preferred stock, respectively, requires the approval of the holders of at least 66 2∕3% of each respective series of preferred stock.
Amendment of Bylaws
DropCar
Under the DropCar Certificate of Incorporation, the DropCar Board is expressly authorized to adopt, amend or repeal the DropCar Bylaws. The DropCar Bylaws provide that the stockholders entitled to vote may adopt, amend or repeal the DropCar Bylaws, provided that in addition to any vote of the holders of any class or series of stock of DropCar required by law or by the DropCar Certificate of Incorporation, such action by the stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of DropCar entitled to vote generally in the election of directors, voting together as a single class.
WPCS
The WPCS Charter and WPCS Bylaws provide that the WPCS Board has the power to adopt, alter, amend or repeal the WPCS Bylaws, or to adopt new WPCS Bylaws, and that WPCS stockholders have the power to repeal or amend the WPCS Bylaws provided that WPCS stockholders holding the requisite number of votes, required by the WPCS Bylaws, approve.

PRINCIPAL STOCKHOLDERS OF WPCS
Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus/information statement does not give effect to the proposed Reverse Stock Split described in WPCS Proposal No. 3, beginning on page 116 in this proxy statement/prospectus/information statement.
The following table sets forth certain information with respect to the beneficial ownership of WPCS common stock as of December 1, 2017 (except where otherwise indicated) for:
•
each person, or group of affiliated persons, who are known by WPCS to beneficially own more than 5% of the outstanding shares of WPCS common stock;

•
each of the WPCS directors;

•
each of the WPCS named executive officers, as identified in WPCS’s Annual Report on Form 10-K filed with the SEC on July 21, 2017; and

•
all the current directors and executive officers of WPCS as a group.

The number of shares owned, total shares beneficially owned and the percentage of common stock beneficially owned below assumes 5,275,287 shares of WPCS common stock outstanding on December 1, 2017, but does not give effect to (i) any shares of WPCS common stock to be issued in the Merger and (ii) the WPCS Series H-1 Repricing Proposal.
Beneficial ownership is determined under SEC rules and includes sole or shared power to vote or dispose of shares of WPCS common stock. The number and percentage of shares beneficially owned by a person or entity also include shares of common stock subject to stock options that are currently exercisable or become exercisable within 60 days of December 1, 2017. However, these shares are not deemed to be outstanding for the purpose of computing the percentage of shares beneficially owned of any other person or entity. Except as indicated in footnotes to the table below or, where applicable, to the extent authority is shares by spouses under community property laws, the beneficial owners named in the table have, to WPCS’s knowledge, sole voting and dispositive power with respect to all shares of common stock shown to be beneficially owned by them.
Unless otherwise indicated, the address for each stockholder listed is: c/o WPCS International Incorporated, 521 Railroad Avenue, Suisun City, California 94585.
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class
Named Executive Officers and Directors
Sebastian Giordano	1,161,494(1)	18.0%
David Allen	595,000(1)	10.1%
Charles Benton	284,545(1)	5.1%
Norm Dumbroff	282,273(1)	5.1%
Edward Gildea	284,675(1)	5.1%
Robert Roller	359,773(1)	6.4%
Joshua Silverman	50,000(1)	*
Jonathan Schechter	—(1)	—
Brian Daly	—(1)	—
All Executive Officers and Directors as a Group (9)	3,017,760(1)	36.4%
Greater Than 5% Stockholders
Iroquois Capital Management LLC(2)	580,000	9.9%
Brio Capital Management LLC(3)	424,660	7.5%
Alpha Capital Anstalt(4)	586,559	9.9%

*
Less than 1%

(1)
The number of shares of common stock beneficially owned consists entirely of shares underlying the outstanding stock options which were exercisable as of December 1, 2017, or which will or may become exercisable within 60 days of that date.

(2)
The number of shares of WPCS common stock owned by Iroquois Capital Management, L.L.C. (“ICM”) includes: (a) 20,436 shares of WPCS common stock owned by American Capital Management, LLC (“ACM”); and (b) 559,564 shares of WPCS common stock issuable upon exercise of Series H-1 Warrants owned by Iroquois Master Fund, Ltd. (“IMF”). It does not include: (i) 658,297 shares of WPCS common stock issuable upon exercise of the Series H-1 Warrants, of which 495,917 are owned by IMF, 81,190 are owned by Iroquois Capital Investment Group, LLC (“ICIG”) and 81,190 are owned by ACM; and (ii) 143,594 shares of WPCS common stock issuable upon exercise of the Series H-3 Warrants, of which 119,660 are owned by IMF; and 23,934 are owned by ICIG. Each of the Series H-1 and H-3 Warrants are immediately exercisable, subject to a beneficial ownership limitation which prohibits its beneficial ownership of more than 9.99% of the total number of outstanding shares of WPCS common stock.

IMF and ICIG are private investment funds and ACM is an investment vehicle for investment purposes. ICM is an investment advisory firm that provides investment management services to IMF. ICM is the investment manager of IMF. ICM has voting control and investment discretion over securities held by IMFund. As President of ICM, Richard Abbe makes voting and investment decisions on behalf of ICM in its capacity as investment manager to IMF. As a result of the foregoing, Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by ICM and IMF.
Richard Abbe is the managing member of ICIG. Mr. Abbe has voting control and investment discretion over securities held by ICIG. As such, Mr. Abbe may be deemed to be the beneficial owner (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by ICIG.
Kimberly Page is the manager of ACM and a managing member of ICM. Mrs. Page may be deemed to be the beneficial owner (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by ACM.
The principal business address of the Iroquois Group is 205 East 42nd Street, 20th Floor, New York, New York 10017.
(3)
Based solely on the Schedule 13G filed on January 10, 2017, Brio Capital Management LLC, is the investment manager of Brio Capital Master Fund Ltd. and has the voting and investment discretion over securities held by Brio Capital Master Fund Ltd. Shaye Hirsch, in his capacity as Managing Member of Brio Capital Management LLC, makes voting and investment decisions on behalf of Brio Capital Management LLC in its capacity as the investment manager of Brio Capital Master Fund Ltd. The principal business address of Brio Capital Management LLC and Brio Capital Master Fund Ltd. 100 Merrick Road, Suite 401 W, Rockville Center, NY 11570.

(4)
Includes: (a) 6,559 shares of WPCS common stock; (b) 206,600 shares of WPCS common stock issuable upon conversion of WPCS Series H-2 Preferred Stock; (c) 223,400 shares of WPCS common stock issuable upon conversion of WPCS Series H-3 Preferred Stock; and (d) 150,000 shares of WPCS common stock issuable upon the exercise of WPCS Series H-3 Warrants. The WPCS Series H-2 Preferred Stock, WPCS Series H-3 Preferred Stock and WPCS Series H-3 Warrants, are immediately convertible or exercisable, as applicable, and are subject to a beneficial ownership limitation which prohibits Alpha’s beneficial ownership of more than 9.99% of the total number of outstanding shares of WPCS common stock. Mr. Konrad Ackerman and Dr. Nicola Feuerstein, both directors of Alpha Capital Anstalt, have voting and dispositive control of such shares.

The address of Alpha Capital Anstalt is Lettstrasse 32, 9490 Vaduz, Liechtenstein.

PRINCIPAL STOCKHOLDERS OF DROPCAR
The following table and the related notes present certain information with respect to the beneficial ownership of DropCar common stock, on an as converted to common stock basis, as of December 1, 2017:
•
each person, or group of affiliated persons, known by DropCar to beneficially own more than 5% of DropCar’s outstanding shares of DropCar capital stock;

•
each of DropCar’s directors;

•
each of DropCar’s executive officers; and

•
all directors and executive officers of DropCar as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of December 1, 2017 through the exercise of warrants, conversion of convertible notes or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of capital stock held by that person.
The percentage of shares beneficially owned is computed on the basis of 9,573,122 shares of DropCar common stock outstanding as of December 1, 2017. This number assumes the conversion of all 2,711,098 shares of DropCar Preferred Stock outstanding as of December 1, 2017 into 2,711,098 shares of DropCar Common Stock and includes 6,862,024 shares of DropCar common stock outstanding as of December 1, 2017. Shares of DropCar common stock subject to (i) warrants currently exercisable or which may become exercisable within 60 days of December 1, 2017 and (ii) convertible notes currently convertible or which may become convertible within 60 days of December 1, 2017 are, in each case, deemed outstanding and beneficially owned by the person holding such warrants or convertible notes, as the case may be, for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o DropCar, Inc., 1412 Broadway, Suite 2105, New York, NY 10018.
	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders
Alpha Capital Anstalt(1)	2,334,051	1,793,207	4,127,258	36.3%
SDMY Holdings LLC(2)	538,639	—	538,639	5.6%
Executive Officers and Directors
Spencer Richardson(3)	2,206,797	—	2,206,797	23.1%
David Newman(4)	2,206,797	—	2,206,797	23.1%
Solomon Mayer	—	—	—
Daniel Gelbtuch	—	—	—
Leandro Larroulet	—	—	—
All directors and executive officers as a group (6 persons)	4,413,594	—	4,413,594	46.1%

(1)
Consists of  (a) 709,072 shares of DropCar common stock, (b) 631,804 shares of DropCar Series Seed Preferred Stock, (c) 993,175 shares of DropCar Series A Preferred Stock, (d) warrants to purchase

699,482 shares of DropCar common stock and (e) convertible notes convertible into an aggregate of 1,093,725 shares of DropCar common stock. Mr. Konrad Ackerman and Dr. Nicola Feuerstein, both directors of Alpha Capital Anstalt, have voting and dispositive control of such shares. Does not include shares issuable to Alpha Capital Anstalt in connection with Alpha’s role as an adviser with respect to the Merger as provided for in the Merger Agreement. The address of Alpha Capital is Lettstrasse 32, 9490 Vaduz, Liechtenstein.
(2)
Consists of  (a) 239,358 shares of DropCar common stock and (b) 299,281 shares of DropCar Series A Preferred Stock. Steven Lowinger, Managing Member of SDMY Holdings LLC has sole voting and dispositive control of such shares. The address of SDMY Holdings LLC is 250 Longwood Crossing, Lawrence, New York 11559.

(3)
Consists of 2,206,797 shares of DropCar common stock.

(4)
Consists of 2,206,797 shares of DropCar common stock.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY
The following table and the related notes present certain information with respect to the beneficial ownership of WPCS common stock upon consummation of the Merger, assuming the Closing occurs on January 15, 2018, by:
•
each person, or group of affiliated persons, expected by WPCS or DropCar to become the beneficial owner of more than 5% of the outstanding shares of WPCS common stock upon consummation of the Merger;

•
each of the combined organization’s directors and nominees for director;

•
each of the combined organization’s named executive officers; and

•
all directors, nominees and executive officers of the combined organization as a group.

The number of shares of WPCS common stock beneficially owned by each entity, person, director, nominee or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of January 15, 2018 through the exercise of stock options or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of capital stock held by that person.
The following table assumes that 36,338,466 shares of WPCS common stock will be outstanding immediately after the Merger, taking into account the exercise of all the Series H-1 Warrants by the holders thereof pursuant to the WPCS Series H-1 Repricing Proposal. The table below does not give effect to the proposed Reverse Stock Split described in Proposal No. 2.
Based on the assumed capitalization of WPCS and DropCar immediately prior to the Effective Time as set forth above, and further assuming that WPCS Net Cash immediately prior to the Effective Time is $419,000, the Exchange Ratio will be 1.6454 and at the Effective Time the outstanding shares of DropCar capital stock will be converted into the right to receive an aggregate of 22,459,920 shares of WPCS common stock (excluding an aggregate of 7,385,395 shares of WPCS common stock issuable to DropCar’s advisors in connection with the Merger (Alpha and Palladium)) and outstanding DropCar Warrants will be converted into the right to receive an aggregate of 4,415,262 WPCS Merger Warrants. Shares of WPCS common stock that may be acquired by an individual or group within 60 days of January 15, 2018, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of WPCS common stock of any other person shown in the table.
This table is based on information supplied by each prospective director, officer and principal stockholder of the combined company. Unless otherwise indicated below, the address for each beneficial owner listed is c/o DropCar, Inc., 1412 Broadway, Suite 2105, New York, NY 10018.

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders
Alpha Capital Anstalt(1)	12,012,248	1,150,927	13,163,175	35.1%
Executive Officers and Directors
Spencer Richardson(2)	3,631,171	—	3,631,171	10.0%
David Newman(3)	3,631,171	—	3,631,171	10.0%
Daniel Gelbtuch	—	—	—	—
Leandro Larroulet	—	—	—	—
Joshua Silverman(4)	—	50,000	50,000	*
Sebastian Giordano(5)	—	1,161,494	1,161,494	3.1%
Greg Schiffman	—	—	—	—
Brian Harrington	—	—	—	—
Zvi Joseph	—	—	—	—
Solomon Mayer	—	—	—	—
All directors and executive officers as a group (10 persons)	7,262,342	1,211,494	8,473,836	22.6%

*
Indicates beneficial ownership of less than 1% of the total outstanding shares of WPCS common stock.

(1)
Includes: (a) 6,365,615 shares of WPCS common stock to be issued to Alpha in its capacity as an adviser with respect to the Merger; (b) 5,640,074 shares of WPCS common stock issuable upon conversion of outstanding DropCar capital stock in the Merger; (c) 1,150,927 shares of WPCS common stock issuable upon exercise of the WPCS Merger Warrants; and (d) 6,559 shares of WPCS common stock owned prior to the Merger. Does not include: (i) 206,600 shares of WPCS common stock issuable upon conversion of WPCS Series H-2 Preferred Stock held by Alpha prior to the closing of the Merger; (ii) 223,400 shares of WPCS common stock issuable upon conversion of WPCS Series H-3 Preferred Stock held by Alpha prior to the closing of the Merger; and (iii) 150,000 shares of WPCS common stock issuable upon the exercise of WPCS H-3 Warrants held by Alpha prior to the Merger, as the WPCS Series H-2 Preferred Stock, WPCS Series H-3 Preferred Stock and WPCS Series H-3 Warrants held by Alpha, all of which are immediately convertible or exercisable, as applicable, are subject to a beneficial ownership limitation which prohibits Alpha’s beneficial ownership of more than 9.99% of the total number of outstanding shares of WPCS common stock. Mr. Konrad Ackerman and Dr. Nicola Feuerstein, both directors of Alpha Capital Anstalt, have voting and dispositive control of such shares.

The address of Alpha Capital is Lettstrasse 32, 9490 Vaduz, Liechtenstein.
(2)
Consists of 3,631,171 shares of WPCS common stock.

(3)
Consists of 3,631,171 shares of WPCS common stock.

(4)
Consists of shares underlying outstanding stock options that are exercisable as of December 1, 2017 or that will or may become exercisable within 60 days of that date.

(5)
Consists of shares underlying outstanding stock options that are exercisable as of December 1, 2017 or that will or may become exercisable within 60 days of that date, including options that will vest upon the closing of the Merger.

LEGAL MATTERS
Morse, Zelnick, Rose & Lander, LLP, New York, New York will pass upon the validity of the WPCS common stock offered by this proxy statement/prospectus/information statement.
EXPERTS
The consolidated financial statements of WPCS as of April 30, 2017 and 2016, and for each of the two years in the period ended April 30, 2017, included in this proxy statement/prospectus/information statement and in the Registration Statement, have been so included in reliance on the report of Marcum LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing.
The balance sheets of DropCar, Inc. as of December 31, 2016 and 2015, and the related statements of operations, stockholders’ equity (deficit) and cash flows for each of the years then ended have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is included herein, which report includes an explanatory paragraph about DropCar’s ability to continue as a going concern. Such financial statements have been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
WPCS files annual, quarterly and special reports, proxy statements and other information are with the SEC. You may read and copy any reports, statements or other information that WPCS files at the SEC public reference room in at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. WPCS’s SEC filings are also available to the public from commercial document retrieval services and on the SEC’s website maintained by the SEC at www.sec.gov.
As of the date of this proxy statement/prospectus/information statement, WPCS has filed a registration statement on Form S-4 to register with the SEC the WPCS common stock that WPCS will issue to DropCar stockholders in the Merger. This proxy statement/prospectus/information statement is a part of that registration statement and constitutes a prospectus of WPCS, as well as a proxy statement of WPCS for the WPCS special meeting and an information statement for the purpose of DropCar for its written consent.
WPCS has supplied all information contained in this proxy statement/prospectus/information statement relating to WPCS and DropCar has supplied all information contained in this proxy statement/prospectus/information statement relating to DropCar.
If you would like to request documents from WPCS or DropCar, please send a request in writing or by telephone to either WPCS or DropCar at the following addresses:
WPCS International Incorporated 521 Railroad Avenue Suisun City, CA 94585 Attn: Investor Relations Tel: (707) 432-1300 Email: sebastian.giordano@wpcs.com	DropCar, Inc. 1412 Broadway, Suite 2105 New York, NY 10018 Telephone: (646) 342-1595 Attention: Spencer Richardson Email: spencer@dropcar.com

If you are a WPCS stockholder and would like additional copies, without charge, of this proxy statement/prospectus/information statement or if you have questions about the Merger, including the procedures for voting your shares, you should contact WPCS’s proxy solicitor:
Alliance Advisors LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, NJ 07003
Call Collect: (973) 873-7780
or
Call Toll-Free: (855) 973-0095
Email: wpcs@allianceadvisorsllc.com

TRADEMARK NOTICE
“WPCS,” is a registered and unregistered trademarks of WPCS International, Incorporated in the United States. The DropCar name and design mark are federally registered U.S. trademarks. Other third-party logos and product/trade names are registered trademarks or trade names of their respective companies.
OTHER MATTERS
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Exchange Act requires WPCS’s officers and directors, and persons who own more than ten percent of a registered class of WPCS’s equity securities, to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors and greater than ten percent stockholders also are required by SEC rules to furnish WPCS with copies of all Section 16(a) forms they file.
Based solely upon a review of the copies of such forms furnished to WPCS, and on written representations from the reporting persons, WPCS believes that all Section 16(a) filing requirements applicable to WPCS’s directors and officers were timely met during the fiscal year ended April 30, 2017, except that an initial Statement of Beneficial Ownership of Securities on Form 3 for Brian Daly, a director of WPCS, was untimely filed.
Stockholder Proposals
Under the WPCS Bylaws, WPCS stockholders cannot submit any proposals for consideration at the Special Meeting.
Stockholders may submit proposals for consideration at WPCS’ 2017 annual meeting of stockholders, provided such proposal is based on a proper subject for stockholder action. In order for a stockholder proposal to be considered for inclusion in the proxy statement and presented at WPCS’ 2017 annual meeting of stockholders, such proposal must be received by WPCS in accordance with the advance notice provision of WPCS’ Bylaws as set forth below, (or by April 17, 2017), in such form as is required by the rules and regulations promulgated by the SEC. Stockholder proposals must be submitted in writing, to the attention of the Corporate Secretary of WPCS, at WPCS’ principal executive office at 521 Railroad Avenue, Suisun City, California 94585, Attention: David Allen.
The WPCS Bylaws contain an advance notice provision that requires that all business proposed by a stockholder that will be conducted or considered at a meeting must meet notice requirements. For business to be properly submitted by a stockholder for a vote at an annual meeting, the stockholder must (i) be a stockholder of record as of the record date for the meeting, (ii) be entitled to vote at the meeting, and (iii) have given timely notice in writing of the proposal to be submitted by the stockholder for a vote. The stockholder’s notice must be delivered to the Corporate Secretary of WPCS at WPCS’s principal executive office. To be timely, a stockholder’s notice must be received by the Corporate Secretary of WPCS at least 60 calendar days before the date corresponding to the date for the annual meeting in the preceding year, and no more than 90 calendar days before that date; provided, however, if the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after the date corresponding to the date of the preceding year’s annual meeting, then the stockholder’s notice will be considered timely if it is received by the Corporate Secretary of WPCS at least (a) 60 calendar days before the date for the annual meeting to be held or 10 calendar days following the date on which public announcement of the date for the annual meeting is first made by WPCS, and (b) no more than 90 calendar days before the date for the annual meeting.
A stockholder’s notice to the Corporate Secretary of WPCS must set forth as to each matter the stockholder proposes to bring before the annual meeting: (i) a description in reasonable detail of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on WPCS’ records, of the stockholder proposing such business and of the beneficial owner, if any, on whose behalf the proposal is made, (iii) such information regarding each director nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated, or intended to be nominated, or the matter been proposed, or intended to be proposed by the WPCS Board; (iv) if applicable, the consent of each nominee to be named in the proxy statement and to serve as director of WPCS if so elected; (v) the class and number of shares of WPCS common stock that are owned beneficially and of record by the stockholder proposing such business and by the beneficial owner, if any, on whose behalf the proposal is made, and (vi) any material interest of such stockholder proposing such business and the beneficial owner, if any, on whose behalf the proposal is made in such business.
Communications with the WPCS Board of Directors
In accordance with WPCS’s policies regarding communication to non-management members of the WPCS Board, stockholders may communicate with such members by writing to:
Corporate Secretary
WPCS International Incorporated
521 Railroad Avenue
Suisun, California 94585
- or -
sebastian.giordano@wpcs.com
The Secretary monitors such communications and provides summaries at regularly scheduled meetings of the board of directors. Where the nature of the communication warrants, the Secretary may determine, in her judgment as considered appropriate, to obtain the more immediate attention of the appropriate committee of the board of directors or non-management director, of independent advisors or of management.

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS
Years ended April 30, 2017 and 2016 and Three Months ended July 31, 2017 and 2016
Page
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-A-2
Consolidated Balance Sheets as of April 30, 2017 and 2016	F-A-3
Consolidated Statements of Operations for the years ended April 30, 2017 and 2016	F-A-4
Consolidated Statements of Comprehensive Loss for the years ended April 30, 2017 and 2016	F-A-5
Consolidated Statements of Equity for the years ended April 30, 2017 and 2016	F-A-6
Consolidated Statements of Cash Flows for the years ended April 30, 2017 and 2016	F-A-7
Notes to Consolidated Financial Statements	F-A-9
Unaudited Financial Statements
Consolidated Balance Sheets as of July 31, 2017 and 2016	F-A-28
Consolidated Statements of Operations for the three months ended July 31, 2017 and 2016	F-A-29
Consolidated Statements of Cash Flows for the three months ended July 31, 2017 and 2016	F-A-30
Notes to Unaudited Consolidated Financial Statements	F-A-31
F-A-1

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Audit Committee of the
Board of Directors and Shareholders of
WPCS International Incorporated
We have audited the accompanying consolidated balance sheets of WPCS International Incorporated and Subsidiaries (the “Company”) as of April 30, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WPCS International Incorporated and Subsidiaries, as of April 30, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Marcum LLP
Marcum LLP
New York, NY
July 21, 2017
F-A-2

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	April 30, 2017	April 30, 2016
ASSETS
Current assets:
Cash and cash equivalents	$1,659,318	$2,235,597
Restricted cash	500,026	—
Accounts receivable, net of allowance of $247,000 and $92,000 at April 30, 2017 and 2016, respectively	4,199,674	2,886,154
Costs and estimated earnings in excess of billings on uncompleted contracts	410,826	357,210
Prepaid expenses and other current assets	41,135	66,256
Total current assets	6,810,979	5,545,217
Property and equipment, net	322,643	237,800
Other assets	11,484	21,162
Total assets	$7,145,106	$5,804,179
LIABILITIES AND EQUITY
Current liabilities:
Current portion of loans payable	$52,946	$53,996
Accounts payable and accrued expenses	1,790,256	2,071,765
Billings in excess of costs and estimated earnings on uncompleted contracts	2,105,797	1,358,289
Total current liabilities	3,948,999	3,484,050
Loans payable, net of current portion	124,559	94,825
Total liabilities	4,073,558	3,578,875
Commitments and contingencies
Stockholders’ equity
Preferred stock – $0.0001 par value, 5,000,000 shares authorized at April 30, 2017 and 2016, respectively
Convertible Series H, 8,500 shares designated – 8 and 2,638 shares issued and outstanding at April 30, 2017 and 2016, respectively; liquidation preference of $1,000	1,242	406,262
Convertible Series H-1, 9,488 shares designated – 4,289 and 8,119 shares issued and outstanding at April 30, 2017 and 2016, respectively; liquidation preference of $712,000	437,530	699,324
Convertible Series H-2, 3,500 shares designated – 3,305 and 0 shares issued and outstanding at April 30, 2017 and 2016, respectively; liquidation preference of $400,000	230,721	—
Convertible Series H-3, 8,461 shares designated – 7,017 and 0 shares issued and outstanding at April 30, 2017 and 2016, respectively; liquidation preference of $968,000	475,185	—
Common stock – $0.0001 par value, 100,000,000 shares authorized, 3,352,159 and 2,691,055 shares issued and outstanding as of April 30, 2017 and 2016, respectively	335	269
Additional paid-in capital	89,003,669	85,940,389
Accumulated deficit	(87,077,134)	(84,820,940)
Total stockholders’ equity	3,071,548	2,225,304
Total liabilities and stockholders’ equity	$7,145,106	$5,804,179

The accompanying notes are an integral part of these consolidated financial statements.
F-A-3

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
	For the years ended April 30,
	2017	2016
Revenue	$16,736,991	$14,555,102
Costs and expenses:
Cost of revenue	12,893,901	11,570,364
Selling, general and administrative expenses	6,272,138	6,951,637
Depreciation and amortization	115,454	64,738
	19,281,493	18,586,739
Operating loss	(2,544,502)	(4,031,637)
Other income (expense):
Interest expense	(6,621)	(3,196)
Income from Section 16 settlement	—	400,000
Income from Arbitration settlement	1,192,246	—
Other income	143,178	5,284
Loss from continuing operations before income tax provision	(1,215,699)	(3,629,549)
Income tax provision	3,130	1,706
Loss from continuing operations	(1,218,829)	(3,631,255)
Discontinued operations:
Income from discontinued operations	—	27,261
Gain from disposal	—	837,720
Consolidated net loss	(1,218,829)	(2,766,274)
Net income attributable to noncontrolling interest	—	16,505
Net loss attributable to WPCS	(1,218,829)	(2,782,779)
Dividends declared on preferred stock	—	(4,742,768)
Deemed dividend on convertible preferred stock, due to beneficial conversion feature	(1,037,365)	(744,499)
Net loss attributable to WPCS common shareholders	$(2,256,194)	$(8,270,046)
Basic and diluted loss from continuing operations per common share	$(0.76)	$(3.98)
Gain from disposal	—	0.37
Basic and diluted net loss per common share	$(0.76)	$(3.61)
Basic and diluted weighted average number of common shares outstanding	2,967,984	2,290,050
The accompanying notes are an integral part of these consolidated financial statements.
F-A-4

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
	For the years ended April 30,
	2017	2016
Consolidated net loss	$(1,218,829)	$(2,766,274)
Reclassification adjustments of other comprehensive loss on the sale of China Operations	—	349,723
Comprehensive loss attributable to WPCS shareholders	$(1,218,829)	$(2,416,551)

The accompanying notes are an integral part of these consolidated financial statements.
F-A-5

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance, May 1, 2015	16,126	$5,120,697	982,660	$98	$70,380,397	$(76,550,894)	$(1,049,702)
Issuance of Series H-1 preferred stock and warrants for cash	8,532	1,575,000	—	—	—	—	1,575,000
Issuance of warrants with Series H-1 preferred stock	—	(841,405)	—	—	841,405	—	—
Beneficial conversion feature of Series H-1 convertible preferred stock	—	(703,770)	—	—	703,770	—	—
Deemed dividends related to immediate accretion of beneficial conversion feature of Series H-1 convertible preferred stock	—	703,770	—	—	—	(703,770)	—
Deemed dividend on conversion of Series H-1 convertible preferred stock to common stock	—	40,729	—	—	—	(40,729)	—
Conversion of Series H-1 preferred stock to common stock	(413)	(75,000)	41,300	4	74,996	—	—
Dividends declared on Series F and F-1 preferred stock	—	—	—	—	—	(159,215)	(159,215)
Dividends declared on Series G and G-1 preferred stock	—	—	—	—	—	(126,198)	(126,198)
Make-whole amount on conversion of preferred F-1 and G-1 shares	—	—	—	—	—	(4,457,355)	(4,457,355)
Conversion of dividends payable related to make-whole amount to common stock	—	—	204,865	21	4,457,335	—	4,457,356
Conversion of a portion of the dividends payable related to Series F preferred stock	—	—	13,959	1	313,185	—	313,186
Conversion of a portion of the dividends payable related to Series F-1 preferred stock	—	—	14,291	1	311,790	—	311,791
Conversion of a portion of the dividends payable related to Series G preferred stock	—	—	7,022	1	129,655	—	129,656
Conversion of a portion of the dividends payable related to Series G-1 preferred stock	—	—	11,154	1	208,324	—	208,325
Conversion of short term convertible note to Series H preferred stock	8,435	1,299,000	—	—	—	—	1,299,000
Conversion of Series F preferred stock to common stock	(5,268)	(1,589,933)	239,454	24	1,589,909	—	—
Conversion of Series F-1 preferred stock to common stock	(5,642)	(1,702,808)	256,456	26	1,702,782	—	—
Conversion of Series G preferred stock to common stock	(2,088)	(731,706)	116,453	12	731,694	—	—
Conversion of Series G-1 preferred stock to common stock	(3,128)	(1,096,250)	174,457	17	1,096,233	—	—
Conversion of Series H preferred stock to common stock	(5,797)	(892,738)	579,700	58	892,680	—	—
Share based compensation	—	—	47,969	5	2,506,234	—	2,506,239
Fractional shares issued on reverse split	—	—	1,315	—	—	—	—
Reclassification adjustments of other comprehensive loss on sale of China operations	—	—	—	—	—	—	—
Reclassification adjustments of net loss attributable to noncontrolling interest on sale of China Operations	—	—	—	—	—	—	—
Net loss attributable to WPCS	—	—	—	—	—	(2,782,779)	(2,782,779)
Balance, April 30, 2016	10,757	1,105,586	2,691,055	269	85,940,389	(84,820,940)	2,225,304
Share based compensation	—	—	15,104	2	602,429	—	602,431
Issuance of Series H-2 preferred stock and warrants for cash, net of offering costs	3,305	461,969	—	—	(32,338)	—	429,631
Issuance of warrants with Series H-2 preferred stock	—	(231,248)	—	—	231,248	—	—
Beneficial conversion feature of Series H-2 convertible preferred stock	—	(183,284)	—	—	183,284	—	—
Deemed dividends related to immediate accretion of beneficial conversion feature of Series H-2 convertible preferred stock	—	183,284	—	—	—	(183,284)	—
Issuance of Series H-3 preferred stock and warrants for cash, net of offering costs	7,017	1,033,011	—	—	—	—	1,033,011
Issuance of warrants with Series H-3 preferred stock	—	(557,826)	—	—	557,826	—	—
Beneficial conversion feature of Series H-3 convertible preferred stock	—	(476,375)	—	—	476,375	—	—
Deemed dividends related to immediate accretion of beneficial conversion feature of Series H-3 convertible preferred stock	—	476,375	—	—	—	(476,375)	—
Conversion of Series H preferred stock to common stock	(2,630)	(405,020)	263,000	26	404,994	—	—
Conversion of Series H-1 preferred stock to common stock	(3,830)	(639,500)	383,000	38	639,462	—	—
Deemed dividend on conversion of Series H-1 convertible preferred stock to common stock	—	377,706	—	—	—	(377,706)	—
Net loss	—	—	—	—	—	(1,218,829)	(1,218,829)
Balance, April 30, 2017	14,619	$1,144,678	3,352,159	$335	$89,003,669	$(87,077,134)	$3,071,548

F-A-6

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the years ended April 30,
	2017	2016
Operating activities:
Net loss from continuing operations	$(1,218,829)	$(3,631,255)
Consolidated net income from discontinued operations	—	864,981
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	115,454	64,738
Shares based compensation	602,431	2,506,239
Gain on sale of China Operations	—	(837,720)
Income on Section 16 settlement	—	(400,000)
Changes in operating assets and liabilities:
Accounts receivable	(1,313,520)	3,608,736
Costs and estimated earnings in excess of billings on uncompleted contracts	(53,616)	63,224
Current assets held for sale	—	(3,853,621)
Prepaid expenses and other current assets	25,121	93,513
Other assets	9,678	4,222
Other assets held for sale	—	(34,523)
Accounts payable and accrued expenses	(281,509)	(3,342,504)
Current liabilities held for sale	—	2,200,030
Billings in excess of costs and estimated earnings on uncompleted contracts	747,508	11,828
Net cash used in operating activities	(1,367,282)	(2,682,112)
Investing activities:
Acquisition of property and equipment	(77,272)	(139,552)
Proceeds from sale of China Operations, net of acquisition cost	—	1,325,744
Net cash (used in) provided by investing activities	(77,272)	1,186,192
Financing activities:
Proceeds from issuance of Series H-1 preferred stock and warrants	—	1,575,000
Proceeds from issuance of Series H-2 preferred stock and warrants, net of offering costs	429,631	—
Proceeds from issuance of Series H-3 preferred stock and warrants, net of offering costs	1,033,011	—
Borrowings under loan payable obligations	—	115,753
Repayment under loan payable obligations	(94,341)	(51,106)
Repayments under other payable to Zurich	—	(360,000)
Repayments of short term convertible note	—	(4,000)
Net cash provided by financing activities	1,368,301	1,275,647
Effect of exchange rate changes on cash	—	91,510
Net decrease in cash, cash equivalents and restricted cash	(76,253)	(128,763)
Cash, cash equivalents and restricted cash beginning of the year	2,235,597	2,364,360
Cash, cash equivalents and restricted cash end of the year	$2,159,344	$2,235,597

The accompanying notes are an integral part of these consolidated financial statements.
F-A-7

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
	For the years ended April 30,
	2017	2016
Schedule of non-cash investing and financing activities:
Automobile loan payable obligations	$123,025	$—
Declaration on preferred dividend payable	$—	$4,742,768
Issuance of warrants with Series H-2 preferred stock	$231,248	$—
Beneficial conversion feature of Series H-2 convertible preferred stock	$183,284	$—
Deemed dividends related to immediate accretion of beneficial conversion feature of Series H-2 convertible preferred stock	$183,284	$—
Issuance of warrants with Series H-3 preferred stock	$557,826	$—
Beneficial conversion feature of Series H-3 convertible preferred stock	$476,375	$—
Deemed dividends related to immediate accretion of beneficial conversion feature of Series H-3 convertible preferred stock	$476,375	$—
Conversion of dividends payable related to make-whole amount to common stock	$—	$4,457,356
Conversion of dividends payable related to Series F-1 preferred stock	$—	$624,977
Conversion of dividends payable related to Series G-1 preferred stock	$—	$337,981
Conversion of short term convertible note to Series H preferred stock	$—	$1,299,000
Conversion of Series F and F-1 preferred stock through the issuance of common stock	$—	$3,292,741
Conversion of Series G and G-1 preferred stock through the issuance of common stock	$—	$1,827,927
Conversion of Series H preferred stock through the issuance of common stock	$405,020	$892,738
Conversion of Series H-1 preferred stock through the issuance of common stock	$639,500	$75,000
Deemed dividend on conversion of Series H-1 convertible preferred stock to common stock	$377,706	$—
The accompanying notes are an integral part of these consolidated financial statements.
F-A-8

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION
Description of the Business
WPCS International Incorporated, a Delaware corporation (“WPCS”) and its wholly and majority-owned subsidiaries (collectively, the “Company”) currently specializes in low voltage communications, audio-visual and security contracting services, conducting business in one segment at one operations center, through its wholly-owned domestic subsidiary, WPCS International — Suisun City, Inc. (“Suisun City Operations”). During the year ended April 30, 2017 the Company also conducted operations from its wholly-owned Texas subsidiary, WPCS International-Texas, Inc. (“Texas Operations”), however, as of April 30, 2017, the Texas Operations has been closed.
The Company is a full-service low voltage contractor that specializes in the installation and service of Voice & Data Networks, Security Systems, Audio-Visual Solutions, and Distributed Antenna Systems and provides experienced project management and delivers complex projects to key vertical markets that include Healthcare, Education, Transportation, Energy & Utilities, Oil & Gas, Manufacturing, Commercial Real Estate, Financial, Government, etc.
Basis of Presentation
The consolidated financial statements of the Company included in this Report for the years ended April 30, 2017 and 2016, reflect the accounts of current and former entities as either continued or discontinued operations, as discussed below.
Continuing operations for the years ended April 30, 2017 and 2016 include the results of operations of: (i) WPCS (which primarily reflects corporate operating expenses and nonoperating income); (ii) Suisun City Operations and the Texas Operations, (the Texas Operations were closed in February 2017 and therefore the Suisun Operation remains the Company’s only active operating subsidiary); (iii) WPCS Incorporated, an inactive subsidiary; and (iv) WPCS International — Trenton, Inc. (“Trenton Operations”), which operations were closed in September 2013.
Discontinued operations for the year ended April 30, 2016 include the results of WPCS Asia Limited, a 60% joint venture interest in Tai’an AGS Pipeline Construction Co. Ltd. (the “China Operations”). There are no discontinued operations for the year ended April 30, 2017.
NOTE 2 — LIQUIDITY AND CAPITAL RESOURCES
As of April 30, 2017, the Company had a working capital surplus of approximately $2,862,000 and cash, cash equivalents and restricted cash of approximately $2,159,000.
The Company’s future plans and growth are dependent on its ability to increase revenues and continue its business development efforts surrounding its contract award backlog. If the Company continues to incur losses and revenues do not generate from the backlog as expected, the Company may need to raise additional capital to expand its business and continue as a going concern. The Company currently anticipates that its current cash position will be sufficient to meet its working capital requirements to continue its sales and marketing efforts for at least 12 months from the filing date of this report. If in the future the Company’s plans or assumptions change or prove to be inaccurate, the Company may need to raise additional funds through public or private debt or equity offerings, financings, corporate collaborations, or other means. The Company may also be required to reduce operating expenditures or investments in its infrastructure.

F-A-9

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:
Principles of Consolidation
All significant intercompany transactions and balances have been eliminated in these consolidated financial statements.
Reclassifications
Certain reclassifications have been made in prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications reflect the results of the China operations as discontinued operations for all periods presented.
Use of Estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. The most significant estimates relate to the calculation of percentage-of-completion on uncompleted contracts, allowance for doubtful accounts, realization of deferred tax assets, and valuation of equity instruments. Actual results could differ from these estimates.
Revenue Recognition
The Company generates its revenue by offering low voltage communications infrastructure contracting services. The Company’s contracting services report revenue pursuant to customer contracts that span varying periods of time. The Company reports revenue from contracts when persuasive evidence of an arrangement exists, fees are fixed or determinable, and collection is reasonably assured.
The Company records revenue and profit from long-term contracts on a percentage-of-completion basis, measured by the percentage of contract costs incurred to date to the estimated total costs for each contract. Cost-to-cost method is used because management considers it to be the best available measure of progress on these contracts. Contracts in process are valued at cost plus accrued profits less earned revenues and progress payments on uncompleted contracts. Contract costs include direct materials, direct labor, third party subcontractor services and those indirect costs related to contract performance. Contracts are generally considered substantially complete when engineering is completed and/or site construction is completed.
The Company has numerous contracts that are in various stages of completion. Such contracts require estimates to determine the appropriate cost and revenue recognition. Cost estimates are reviewed monthly on a contract-by-contract basis, and are revised periodically throughout the life of the contract such that adjustments to profit resulting from revisions are made cumulative to the date of the revision. Significant management judgments and estimates, including the estimated cost to complete projects, which determines the project’s percent complete, must be made and used in connection with the revenue recognized in the accounting period. Current estimates may be revised as additional information becomes available. If estimates of costs to complete long-term contracts indicate a loss, provision is made currently for the total loss anticipated.
The length of the Company’s contracts varies but is typically between three months and two years. Assets and liabilities related to long-term contracts are included in current assets and current liabilities in the accompanying consolidated balance sheets, as they will be liquidated in the normal course of contract completion, although this may require more than one year.

F-A-10

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

The Company also recognizes certain revenue from short-term contracts when the services have been provided to the customer. For maintenance contracts, revenue is recognized ratably over the service period.
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents include all cash and highly liquid investments with a maturity, at time of purchase, of three months or less.
Restricted cash is classified separately on the Balance Sheet and included with cash and cash equivalents on the Statement of Cash Flows. The Company entered into a Series H-3, Preferred Stock, Securities Purchase Agreement, whereby $500,000 of the purchase price was directed to and is to be held in a separate account (the “Restricted Account”). While held in the Restricted Account, the Restricted Account Funds may not be accessed or otherwise used by the Company. The Restricted Account Funds may be released from the Restricted Account upon the unanimous approval of the Company’s board of directors.
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash and accounts receivable. The Company reduces credit risk by placing its temporary cash and cash equivalents with major domestic financial institutions. At times, such amounts may exceed federally insured limits. The Company reduces credit risk related to accounts receivable by routinely assessing the financial strength of its customers and maintaining an appropriate allowance for doubtful accounts based on its history of write-offs, current economic conditions and an evaluation of the credit risk related to specific customers. The Company does not require collateral in most cases, but may file claims against the construction project if a default in payment occurs.
The Company maintains it cash, cash equivalents and restricted cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced losses in such accounts; however, amounts in excess of the federally insured limit may be at risk if the bank experiences financial difficulties. As of April 30, 2017, approximately $1,564,000 was in excess of the Federal Deposit Insurance Corporation limits.
Accounts Receivable
Accounts receivable are due within contractual payment terms and are stated at amounts due from customers net of an allowance for doubtful accounts. Credit is extended based on evaluation of a customer’s financial condition. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.
Property and Equipment
Property and equipment are stated at cost. Depreciation and amortization are provided for using straight-line methods, in amounts sufficient to charge the cost of depreciable assets to operations over their estimated service lives. Repairs and maintenance costs are charged to operations as incurred. Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets (two to three years).
Fair Value of Financial Instruments
The Company’s material financial instruments at April 30, 2017 and 2016 for which disclosure of fair value is required by certain accounting standards consisted of cash, cash equivalents and restricted cash, accounts receivable, account payable, loans payable and short-term bank loan. The fair values of cash and

F-A-11

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

cash equivalents, accounts receivable, and account payable are equal to their carrying value because of their liquidity and short-term maturity. Management believes that the fair values of loans payable and short-term bank loan do not differ materially from their aggregate carrying values, because the interest rates of these financial instruments approximate the prevailing interest rates management expects to receive if additional financing was necessary.
Fair value measurements and disclosures establish a hierarchy that prioritizes fair value measurements based on the type of inputs used for the various valuation techniques (market approach, income approach and cost approach). The levels of hierarchy are described below:
•
Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

•
Level 2: Inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly: these include quoted prices for similar assets or liabilities in active markets, such as interest rates and yield curves that are observable at commonly quoted intervals.

•
Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions, as there is little, if any, related market activity.

The Company’s chief financial officer determines its valuation policies and procedures associated with Level 3 inputs.
Fair Value of Series H, Series H-1, H-2 and H-3 Preferred Stock
The fair value of the Preferred Stock is based on unobservable inputs. Such unobservable inputs include use of the Company’s own data or assumptions such as earnings and discounted cash flow. The Company estimates of the fair value of the Preferred Stock is based on assumptions that market participants would use in their estimates of fair value. The Company used the Black Sholes pricing model to determine the fair value of Preferred Series H, H-1, H-2 and H-3 stock.
Other Concentrations
As of April 30, 2017, the Company has 60 union employees in its Suisun City Operations. At April 30, 2017, 78% of the Company’s labor force is subject to collective bargaining agreements. Although the Company’s past experience has been favorable with respect to resolving conflicting demands with these unions, it is always possible that a protracted conflict may occur which could impact the renewal of the collective bargaining agreements. The current union contract is scheduled to expire in November 2017. The Company hires union employees on an “as needed basis” and the number of union employees will vary depending on the number of jobs in process.
For the fiscal years ended April 30, 2017 and April 30, 2016, the Company had the following concentrations:
Accounts Receivable
The concentration of accounts receivable as of April 30, 2017 and April 30, 2016, respectively are as follows:
	As of
	April 30, 2017	April 30, 2016
Customer A	24%	—%
Customer B	12%	—%
Customer C	10%	21%
Customer D	—%	34%
Customer E	—	10%

F-A-12

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

The accounts receivable also included retainage receivable of  $730,000 and $326,000 at April 30, 2017 and April 30, 2016, respectively, and both the retainage and aged accounts receivable are expected to be collected.
Revenue Recognition
The concentration of revenue recognition for the years ended April 30, 2017 and April 30, 2016, respectively are as follows:
	For the years ended
	April 30, 2017	April 30, 2016
Customer A	16%	17%
Share Based Compensation
The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s term, and the Company’s expected annual dividend yield. The Company has adopted ASU 2016-09 as of April 30, 2017, and has elected to recognize forfeitures as they occur rather than estimate their forfeiture rate.
Income Taxes
The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
On a periodic basis, the Company evaluates its ability to realize its deferred tax assets net of its deferred tax liabilities and adjusts such amounts in light of changing facts and circumstances, including but not limited to the level of past and future taxable income, and the current and future expected utilization of tax benefit carryforwards. The Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is required to reduce the net deferred tax assets to the amount that is more likely than not to be realized in future periods. The Company considers past performance, expected future taxable income and prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. The Company’s forecast of expected future taxable income is based over such future periods that it believes can be reasonably estimated. The Company will continue to evaluate the realization of its deferred tax assets and liabilities on a periodic basis, and will adjust such amounts in light of changing facts and circumstances.
Adoption of Recent Accounting Standards
In August 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, that requires management to evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the financial statements are issued or available to be issued on both an interim and annual basis. Management is required to provide certain footnote disclosures if it concludes that substantial doubt exists or when its plans alleviate substantial doubt about the Company’s ability to continue as a going concern. The Company adopted ASU 2014-15 as of January 31, 2017, and its adoption did not have any significant impact on the Company’s financial statements.
In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for financial statements issued for fiscal years

F-A-13

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this guidance as of January 31, 2017 on a prospective basis, and its adoption did not have any significant impact on the Company’s consolidated financial statements.
In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows — Classification of Certain Cash Receipts and Cash Payments, which addresses specific cash flow classification issues where there is currently diversity in practice including debt prepayment and proceeds from the settlement of insurance claims. ASU 2016-15 is effective for annual periods beginning after December 15, 2017, with early adoption permitted. The Company elected to early adopt ASU 2016-15 effective as of January 31, 2017. The adoption of ASU 2016-15 did not impact our results of operations or cash flows.
In November 2016, the FASB issued ASU No. 2016-18 Statement of Cash Flows — Restricted Cash, which requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for annual periods beginning after December 15, 2017, with early adoption permitted. The Company elected to early adopt ASU 2016-18 including retrospective adoption for all prior periods. The impact of the adoption of ASU 2016-18 is the addition of a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet and was not material to the results.
Stock Compensation
In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendment is to simplify several aspects of the accounting for share-based payment transactions including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public entities, the amendments in ASU 2016-09 are effective for interim and annual reporting periods beginning after December 15, 2016. The Company adopted ASU 2016-09 as of April 30, 2017, and its adoption did not have any significant impact on the Company’s financial statements.
Recent Accounting Standards
Leases
In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842) which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The standard will be effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted upon issuance. The Company is currently evaluating the impact that ASU 2016-02 will have on its consolidated financial statements and related disclosures.
Revenue from Contracts with Customers
In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 amends the guidance for revenue recognition to replace numerous, industry-specific requirements and converges areas under this topic with those of the International Financial Reporting Standards. The ASU implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and

F-A-14

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

cash flows from contracts with customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendments of ASU 2014-09 were effective for reporting periods beginning after December 15, 2016, with early adoption prohibited. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption.
Subsequent to issuing ASU 2014-09, the FASB issued the following amendments concerning the adoption and clarification of ASU 2014-09. In August 2015, the FASB issued ASU No. 2015-14 “Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date” (“ASU 2015-14”), which deferred the effective date one year. As a result, the amendments of ASU 2014-09 are effective for reporting periods beginning after December 15, 2017, with early adoption permitted only as of annual reporting periods beginning after December 15, 2016. In March 2016, the FASB issued ASU No. 2016-08 “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. ASU 2016-08 clarifies how an entity should identify the unit of accounting (i.e. the specified good or service) for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. In April 2016, the FASB issued ASU No. 2016-10 “Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Revenue from Contracts with Customers (Topic 606), Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. ASU 2016-12 clarifies that, for a contract to be considered completed at transition, all (or substantially all) of the revenue must have been recognized under legacy GAAP. In addition, ASU 2016-12 clarifies how an entity should evaluate the collectability threshold and when an entity can recognize nonrefundable consideration received as revenue if an arrangement does not meet the standard’s contract criteria. In December 2016, the FASB issued an update (“ASU 2016-20”) to ASC 606, Technical Corrections and Improvements, which outlines technical corrections to certain aspects of the new revenue recognition standard such as provisions for losses on construction type contracts and disclosure of remaining performance obligations, among other aspects. The Company is currently evaluating the potential impact the adoption of these ASUs may have on its financial statements and related disclosures.
Business Combinations
In January 2017, the FASB issued an ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this Update is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The Company is currently evaluating the impact of adopting this guidance.
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board (“FASB”), SEC or other standard setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.
NOTE 4 — BASIC AND DILUTED NET LOSS PER COMMON SHARE
Basic and diluted net loss per common share from continuing operations is computed as net loss from continuing operations less noncontrolling interest and dividends on preferred stock, divided by the weighted average number of common shares outstanding for the period. Diluted net loss per common share reflects the potential dilution that could occur from common stock issuable through exercise of stock options, warrants and Note conversions.

F-A-15

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

The table below presents the computations of loss per share from continuing operations applicable to common stockholders, after consideration of noncontrolling interest and dividends declared on preferred stock, as follows:
	For the years ended April 30,
	2017	2016
Numerator:
Loss from continuing operations attributable to WPCS common shareholders	$(2,256,194)	$(9,118,522)
Income from discontinued operations, basic and diluted	—	848,476
Net loss attributable to WPCS common shareholders, basic and diluted	$(2,256,194)	$(8,270,046)
Denominator:
Basic and diluted weighted average shares outstanding	2,967,984	2,290,050
Basic and diluted loss from continuing operations per common share	$(0.76)	$(3.98)
Basic and diluted income from discontinued operations per common share	—	0.37
Basic and diluted loss per common share	$(0.76)	$(3.61)

The following were excluded from the computation of diluted shares outstanding due to the losses for the years ended April 30, 2017 and 2016, as they would have had an anti-dilutive impact on the Company’s net loss.
	As of April 30,
	2017	2016
Common stock equivalents:
Common stock options	3,328,000	3,290,000
Series H, H-1, H-2 and H-3 preferred stock	1,462,000	1,076,000
Common stock purchase warrants	2,893,000	1,295,000
Totals	7,683,000	5,661,000

NOTE 5 — COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts”, represents revenue recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenue recognized. Costs and estimated earnings on uncompleted contracts consist of the following at April 30, 2017 and 2016:
	April 30, 2017	April 30, 2016
Costs incurred on uncompleted contracts	$16,362,011	$28,884,776
Estimated contract earnings	3,714,584	4,367,463
	20,076,595	33,252,239
Less: Billings to date	21,771,566	34,253,318
Total	$(1,694,971)	$(1,001,079)
Costs and estimated earnings in excess of billings on uncompleted contracts	$410,826	$357,210
Billings in excess of cost and estimated earnings on uncompleted contracts	2,105,797	1,358,289
Total	$(1,694,971)	$(1,001,079)

F-A-16

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

Revisions in the estimated gross profits on contracts and contract amounts are made in the period in which circumstances requiring the revisions become known. Although management believes it has established adequate procedures for estimating costs to complete on open contracts, it is at least reasonably possible that additional significant costs could occur on contracts prior to completion.
NOTE 6 — PROPERTY AND EQUIPMENT
Property and equipment consist of the following at April 30, 2017 and 2016:
	Estimated useful life (years)	2017	2016
Furniture and fixtures	5 – 7	$98,550	$74,265
Computers and software	2 – 3	302,843	283,928
Vehicles	5 – 7	914,217	909,175
Machinery and equipment	5	118,106	88,689
Leasehold improvements	2 – 3	291,689	291,688
		1,725,405	1,647,745
Less accumulated depreciation and amortization		(1,402,762)	(1,409,945)
		$322,643	$237,800

Depreciation and amortization expense for property and equipment for the years ended April 30, 2017 and 2016 was approximately $115,000 and $65,000, respectively.
NOTE 7 —  INCOME FROM SECTION 16 SETTLEMENTS
For the years ended April 30, 2017 and 2016, the Company received income from Section 16 settlements of approximately $0 and $400,000, respectively. This income was comprised of forgiveness of certain promissory notes and receipt of cash as part of the settlements with certain note holders who were defendants named in a Section 16 litigation brought by a shareholder of WPCS. These settlements resolved all issues related to this litigation.
NOTE 8 — BANK LINE OF CREDIT
On May 20, 2015, the Company entered into an asset-based revolving credit line agreement with a California-based bank, which provides a $1,000,000 line of credit for its Suisun City Operations. The line of credit expires on August 15, 2017, has an interest rate of prime plus 2% (5% as of April 30, 2017) and is subject to a monthly borrowing base calculation based upon eligible accounts receivable. The line of credit is secured by all of the assets of the Company.
In addition, the line of credit requires our Suisun City Operations to comply with certain financial and operational covenants. These covenants require the Suisun City Operations to, among other things, maintain a certain quick ratio and a minimum net worth, which the Suisun City Operations is in compliance with.
As of July 21, 2017, the Company has not drawn down on the line of credit.

F-A-17

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

NOTE 9 — LOANS PAYABLE
The following tables summarize outstanding loans payable related to automobiles as of April 30, 2017 and 2016, respectively:
	Maturity Date	Stated Interest Rate	Carrying Value as of April 30, 2017	Estimated Future Payment
				Within 1 Year	After 1 year
0% automobile loan payable	April 2018 – June 2019	0.0%	$18,000	$9,000	$9,000
1% automobile loan payable	November 2022	1.0%	23,000	5,000	18,000
3% automobile loan payable	November 2022	3.0%	24,000	5,000	19,000
4% automobile loan payable	December 2016 – January 2020	4.0%	25,000	9,000	16,000
5% automobile loan payable	January 2020 – February 2020	5.0%	50,000	17,000	33,000
7% automobile loan payable	June 2019	7.0%	23,000	5,000	18,000
8% automobile loan payable	October 2021	8.0%	15,000	3,000	12,000
			$178,000	$53,000	$125,000

	Maturity Date	Stated Interest Rate	Carrying Value as of April 30, 2016	Estimated Future Payment
				Within 1 Year	After 1 year
0% automobile loan payable	April 2018 – May 2019	0.0%	$25,000	$10,000	$15,000
4% automobile loan payable	August 2016 – January 2020	4.0%	58,000	28,000	30,000
5% automobile loan payable	January 2020 – February 2020	5.0%	66,000	16,000	50,000
			$149,000	$54,000	$95,000

NOTE 10 — RETIREMENT PLANS
Employee Benefit Plan
The Company and its subsidiaries participate in employee savings plans under Section 401(k) of the Internal Revenue Code pursuant to which eligible employees may elect to defer a portion of their annual salary by contributing to the plan. There were no Company matching contributions made for the years ended April 30, 2017 and 2016.
Union Sponsored Pension Plan (Defined Contribution)
The Company contributes to one multiemployer, money purchase defined contribution pension plan pursuant to a collective bargaining agreement. The plan is qualified under section 401(a) of the Internal Revenue Code. The Plan is not subject to the Pension Protections Act’s zone status and other reporting obligations, which only apply to Defined Benefit Pension Plans. The information available to the Company about the multiemployer plan in which it participates, whether via request to the plan or publicly available, is generally dated due to the nature of the reporting cycle of multiemployer plans and legal requirements under the Employee Retirement Income Security Act (“ERISA”) as amended by the Multiemployer Pension Plan Amendments Act (“MPPAA”). Based upon the plans most recently available annual report, the Company’s contribution to the plan was less than 5% of each such plans total contributions. The “FIP/RP Status Pending or Implemented” column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented.
As the Plan is a Defined Contribution Pension Plan, the Plan is 100% funded and has no unfunded liability balance as of April 30. 2017. In addition, employers who contribute to this Plan have no withdrawal liability.

F-A-18

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

Information on the significant multiemployer pension plan in which the Company participates is included in the table below.
	Federal Identification Number	Pension Certified Zone Status		FIP/RP Status Pending or Implemented	Expiration of Collective Bargaining Arrangement	Company’s Contributions
Pension Plan Legal name		2016	2015			2017	2016
International Brotherhood of Electrical Workers District No. 9 Pension Plan	93-6074829	Green	Green	No	11/30/2017	$525,523	$366,923

NOTE 11 — INCOME TAXES
The provision for income taxes from continuing operations for the years ended April 30, 2017 and 2016 is summarized as follows:
	Years Ended April 30,
	2017	2016
Current
Federal	$—	$—
State	1,632	1,706
Foreign	—	—
Totals	1,632	1,706
Deferred
Federal	—	—
State	—	—
Foreign	—	—
Totals	—	—
Total provision for income taxes (benefits)	$1,632	$1,706

The actual provision for income taxes from continuing operations reflected in the consolidated statements of operations for the years ended April 30, 2017 and 2016 differs from the provision computed at the federal statutory tax rates. The principal differences between the statutory income tax and the actual provision for income taxes are summarized as follows:
	Years Ended April 30,
	2017	2016
Expected tax (benefit) provision at statutory rate (34%)	$(413,337)	$(1,233,531)
State and local taxes, net of federal tax benefit	(684,228)	(675,924)
Valuation allowance	1,300,959	1,288,447
Deferred tax true-up	(320,038)
Write-off of foreign tax credits	—	265,600
Inducement Expense	—	136,000
Permanent differences	118,276	1,706
Other	—	219,408
Totals	$1,632	$1,706

F-A-19

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

Deferred tax assets and liabilities are provided for the effects of temporary difference between tax basis of an asset or liability and its reported amount in the consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years.
The components of the Company’s deferred tax assets and liabilities are as follows:
	April 30, 2017	April 30, 2016
Deferred tax assets:
Allowance for doubtful accounts	$100,989	$36,165
Bonus and vacation accruals	45,319	53,727
Non-qualified stock options	1,422,692	1,135,090
Valuation allowance	(1,569,000)	(1,224,973)
Deferred tax assets – current	—	—
Capital loss carryforward	4,768,005	4,126,345
Property and equipment	(12,725)	43,948
Net operating loss carryforward	12,962,521	12,590,576
Valuation allowance	(17,717,801)	(16,760,869)
Deferred tax assets (liabilities) – long term	—	—
Net deferred tax assets (liabilities)	—	$—

At April 30, 2017, the Company has net operating loss carryforwards for Federal tax purposes approximating $32.1 million expiring in varying amount beginning in 2023 through 2037. The Company also has net operating loss carryforwards in multiple states approximating $32.8 million and expiring in varying amounts beginning in 2023 through 2037. However, the future use of some or all of such carried forward domestic losses may be limited by Sec. 382 of Internal Revenue Code in the event of an ownership change.
The Company considers past performance, expected future taxable income and prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. The Company’s forecast of expected future taxable income is based over such future periods that it believes can be reasonably estimated. Based on its analysis as of April 30, 2017, the Company increased its valuation allowance by approximately $1.3 million on its deferred tax assets. Due to the uncertainty of recognizing a tax benefit on loss carryforwards, the Company has provided a valuation allowance of approximately $19.3 million at April 30, 2017.
At April 30, 2017, the Company’s net deferred tax assets are fully offset by a valuation allowance. The Company continues to analyze the realizability of its deferred tax assets on a regular basis.
Accounting for uncertainty in income taxes requires uncertain tax positions to be classified as non-current income tax liabilities unless they are expected to be paid within one year. The Company has concluded that there are no uncertain tax positions requiring recognition in its consolidated financial statements as of April 30, 2017 and 2016. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense. For the years ended April 30, 2017 and 2016 there was no interest expense relating to unrecognized tax benefits.
The Company and its domestic subsidiaries file a U.S. federal consolidated income tax return. The U.S. federal statute of limitations remains open for the years April 30, 2014 and thereafter. State income tax returns are generally subject to examination for a period of 3 to 5 years after filing the respective return. The Company is not currently under examination by any taxing authority.

F-A-20

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

NOTE 12 — SHAREHOLDERS’ EQUITY
Preferred Shares
Series H Preferred Stock
On June 30, 2015, the Company entered into Amendment, Waiver and Exchange Agreements (the “Exchange Agreements”) with certain of its promissory note holders, who held $1,299,000 in principal amount of unsecured promissory notes of the Company. Pursuant to the terms of the Exchange Agreements, the Holders agreed to exchange all of the existing indebtedness for, and the Company agreed to issue to the Holders, an aggregate of 8,435 shares of the Company’s newly designated Series H Convertible Preferred Stock, par value $0.0001 per share (“Series H Preferred Stock”).
Under the terms of the Series H Certificate of Designation, each share of Series H Preferred Stock has a stated value of  $154 and is convertible into shares of the Company’s common stock (“common stock”), equal to the stated value divided by the conversion price of  $1.54 per share (subject to adjustment in the event of stock splits or dividends). The Company is prohibited from effecting the conversion of the Series H Preferred Stock to the extent that, as a result of such conversion, the holder would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of the Company’s common stock calculated immediately after giving effect to the issuance of shares of common stock upon such conversion.
Series H-1 Preferred Stock
Between July 14 and July 20, 2015, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with four investors (the “Series H-1 Investors”) pursuant to which the Company issued to the Series H-1 Investors an aggregate of 8,532 shares of Series H-1 Preferred Convertible Stock of the Company, par value $0.0001 per share (the “Series H-1 Shares”), and warrants to purchase 1,279,759 shares of common stock, with exercise prices between $1.63 and $1.66 per share (the “Series H-1 Warrants”). The purchase price for each Series H-1 Share was between $163 and $166 and the purchase price for each Series H-1 Warrant was $0.1250, for aggregate gross proceeds of  $1,575,000.
The Company has determined that the Warrants qualify for accounting as equity classification. On the issuance date, the Company estimated the fair value of the Warrants at $1,649,000 under the Black-Scholes option pricing model using the following primary assumptions: contractual term of 5.0 years, volatility rate of 103%, risk-free interest rate of 2% and expected dividend rate of 0%. Based on the Warrant’s relative fair value to the fair value of the Series H-1 Preferred Convertible Stock, approximately $841,000 of the $1,575,000 of proceeds was allocated to the Warrants, creating a corresponding preferred stock discount in the same amount.
Due to the reduction of allocated proceeds to Series H-1 Shares the effective conversion price was approximately $0.80 per share or $704,000 in aggregate. Since the conversion option of the preferred stock was immediately exercisable, the amount allocated to the Beneficial Conversion Feature was immediately accreted to preferred dividends, resulting in an increase in the carrying value of the preferred stock. In addition, the Company recognized approximately $378,000 and $41,000 of deemed dividends for the years ended April 30, 2017 and 2016, respectively, upon the conversion of shares of Series H-1 preferred to common stock.
Under the terms of the Series H-1 Certificate of Designation, each of the Series H-1 Shares has a stated value of  $166 and is convertible into shares of common stock, equal to the stated value divided by the conversion price of  $1.66 per share (subject to adjustment in the event of stock splits and dividends). The Company is prohibited from effecting the conversion of the Series H-1 Shares to the extent that, as a result of such conversion, the holder or any of its affiliates would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series H-1 Shares.
Series H-2 Preferred Stock
On December 21, 2016, the Company entered into a Securities Purchase Agreement (the “Series H-2 Securities Purchase Agreement”) with two investors (the “Series H-2 Investors”) pursuant to which the

F-A-21

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

Company issued to the Series H-2 Investors an aggregate of 3,305 shares of Series H-2 Preferred Convertible Stock of the Company, par value $0.0001 per share (the “Series H-2 Shares”), and warrants to purchase 495,750 shares of common stock, with an exercise price of  $1.21 per share (the “Series H-2 Warrants”). The purchase price for each Series H-2 Share was $121 and the purchase price for each Series H-2 Warrant was $0.1250, for aggregate gross proceeds of  $461,969.
The Company has determined that the Warrants qualify for accounting as equity classification. On the issuance date, the Company estimated the fair value of the Warrants at $462,000 under the Black-Scholes option pricing model using the following primary assumptions: contractual term of 5.0 years, volatility rate of 238%, risk-free interest rate of 2% and expected dividend rate of 0%. Based on the Warrant’s relative fair value to the fair value of the Series H-2 Shares, approximately $231,000 of the $462,000 of aggregate fair value was allocated to the Warrants, creating a corresponding preferred stock discount in the same amount.
Due to the reduction of allocated proceeds to Series H-2 Shares, the effective conversion price was approximately $0.60 per share creating a beneficial conversion feature of  $183,000. Since the conversion option of the Series H-2 Shares was immediately exercisable, the beneficial conversion feature was immediately accreted to preferred dividends, resulting in an increase in the carrying value of the Series H-2 Shares.
Under the terms of the Series H-2 Certificate of Designation, each of the Series H-2 Shares has a stated value of  $121 and is convertible into shares of common stock, equal to the stated value divided by the conversion price of  $1.21 per share (subject to adjustment in the event of stock splits and dividends). The Company is prohibited from effecting the conversion of the Series H-2 Shares to the extent that, as a result of such conversion, the holder or any of its affiliates would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series H-2 Shares.
Pursuant to a Placement Agent Agreement with an investment banking firm, at closing the Company paid a commission equal to seven percent (7%) of the aggregate consideration raised from the sale of the Series H-2 Shares and the Series H-2 Warrants, which amounted to $32,338. The investment banking firm is also entitled to a seven percent (7%) commission for any sales of equity or convertible debt securities made by the Company to the Investors through December 14, 2017.
Series H-3 Preferred Stock
On March 30, 2017, the Company entered into a Securities Purchase Agreement (the “Series H-3 Securities Purchase Agreement”) with five investors (the “Series H-3 Investors”) pursuant to which the Company issued to the Series H-3 Investors an aggregate of 7,017 shares of Series H-3 Preferred Convertible Stock of the Company, par value $0.0001 per share (the “Series H-3 Shares”), and warrants to purchase 1,101,751 shares of common stock, with an exercise price of  $1.38 per share (the “Series H-3 Warrants”). The purchase price for each Series H-3 Share was $138 and the purchase price for each Series H-3 Warrant was $0.1250, for aggregate gross proceeds of  $1,100,000.
The Company has determined that the Warrants qualify for accounting as equity classification. On the issuance date, the Company estimated the fair value of the Warrants at $1,147,000 under the Black-Scholes option pricing model using the following primary assumptions: contractual term of 5.0 years, volatility rate of 106%, risk-free interest rate of 1.93% and expected dividend rate of 0%. Based on the Warrant’s relative fair value to the fair value of the Series H-3 Shares, approximately $557,000 of the $1,147,000 of aggregate fair value was allocated to the Warrants, creating a corresponding preferred stock discount in the same amount.
Due to the reduction of allocated proceeds to Series H-3 Shares, the effective conversion price was approximately $0.69 per share creating a beneficial conversion feature of  $476,000. Since the conversion option of the Series H-3 Shares was immediately exercisable, the beneficial conversion feature was immediately accreted to preferred dividends, resulting in an increase in the carrying value of the Series H-3 Shares.

F-A-22

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

Pursuant to the Series H-3 Securities Purchase Agreement, $500,000 of the purchase price (the “Restricted Account Funds”) was directed to and is to be held in a separate account (the “Restricted Account”). While held in the Restricted Account, the Restricted Account Funds may not be accessed or otherwise used by the Company. The Restricted Account Funds may be released from the Restricted Account upon the unanimous approval of the Company’s board of directors (the “Board”).
Pursuant to the Series H-3 Securities Purchase Agreement, the Company agreed to not issue further common stock or securities convertible into or exercisable or exchangeable for common stock, except for certain permitted issuances, without the consent of the holders of a majority of the Series H-3 Shares outstanding, for a period beginning on the closing date and ending on the earlier of: (i) nine months after the closing date; or (ii) a Change in Control (as that term is defined in the Series H-3 Securities Purchase Agreement) of the Company (the “Restricted Period”). The Company also agreed to cause certain of its officers and directors to agree not to exercise their Company stock options during the Restricted Period, except in connection with a Change in Control of the Company.
Under the terms of the Series H-3 Certificate of Designation, each share of the Series H-3 Shares has a stated value of  $138 and is convertible into shares of common stock, equal to the stated value divided by the conversion price of  $1.38 per share (subject to adjustment in the event of stock splits and dividends). The Company is prohibited from effecting the conversion of the Series H-3 Shares to the extent that, as a result of such conversion, the holder or any of its affiliates would beneficially own more than 9.99%, in the aggregate, of the issued and outstanding shares of common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series H-3 Shares.
Pursuant to a Placement Agent Agreement with an investment banking firm (the “Placement Agent”), at closing the Company paid fees to the Placement Agent which consisted of  (i) $42,000 cash, seven percent (7%) of the unrestricted portion of the proceeds ($600,000) raised from the sale of the Series H-3 Shares and Series H-3 Warrant; and (ii) Series H-3 Warrants, to acquire up to 7% of the Conversion Shares (as defined in the Securities Purchase Agreement) issuable to the Series H-3 Investors upon conversion of the Series H-3 Shares (the “Placement Agent Warrants”). Pursuant to the Placement Agent Agreement, the Company also agreed to pay to the Placement Agent seven percent (7%) of the restricted portion of the proceeds raised from the sale of the Series H-3 Shares and Series H-3 Warrants when it is released from the Restricted Account, which amounts to $35,000.
The Placement Agent is also entitled to comparable compensation as described above for any sales of equity or convertible debt securities made by the Company to the Series H-3 Investors through March 21, 2018.
Conversion of Preferred Shares
For the year ended April 30, 2017, the Company issued approximately 646,000 common stock conversion shares upon the conversion of Series H and H-1 Preferred Shares.
For the year ended April 30, 2016, the Company issued approximately 1,408,000 common stock conversion shares, 205,000 common stock make-whole shares and 46,000 common stock dividend shares upon the conversion of series F, F-1, G, G-1, H and H-1 preferred shares. As a result of these conversions, the Company has no remaining Series F, F-1, G or G-1 preferred shares remaining.
Stock-Based Compensation Plans
2014 Equity Incentive Plan
In January 2014, the Company adopted the 2014 Equity Incentive Plan, under which officers, directors, key employees or consultants may be granted options. In September 2015, the Company amended and restated the 2014 Equity Incentive Plan. Under the 2014 Equity Incentive Plan, 3,659,091 shares of common stock were reserved for grants. The issuance of these shares is covered by a Registration Statement on Form S-8 (SEC File No 333-216145). Under the 2014 Equity Incentive Plan, stock options are granted at exercise prices equal to the fair market value of the common stock at the date of grant, and become

F-A-23

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

exercisable and expire in accordance with the terms of the stock option agreement between the optionee and the Company at the date of grant. These options generally vest from immediately to three years of continuous service and have five-year contractual terms. At April 30, 2017, options to purchase 3,328,137 shares were outstanding at an exercise price of  $1.19 to $26.40 and 330,954 shares of common stock remain available for grants under the 2014 Equity Incentive Plan.
The following table summarizes stock option activities for the Company’s option plans for the years ended April 30, 2017 and 2016:
	Number of Shares	Weighted Average Exercise Price	Total Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding as of May 1, 2015	40,688	$18.8	$—	5.9
Employee options granted	4,054,250	1.32	—	7.6
Forfeited/expired	(804,665)	1.37	—	—
Outstanding as of April 30, 2016	3,290,273	1.52	—	9.4
Employee options granted	1,017,000	1.35	—	9.3
Forfeited/expired	(979,136)	1.38	—	—
Outstanding as of April 30, 2017	3,328,137	$1.51	$108,655	8.7
Options vested and exercisable	2,928,137	$1.53	$108,655	8.5
The Company recorded stock based compensation expense of  $580,000 and $2,506,234, which is included as part of selling, general and administrative expenses for the years ended April 30, 2017 and 2016, respectively. The expense of  $2,506,234 for the year ended April 30, 2016 is comprised of  $2,438,734 for the issuance of stock options and $67,500 for the issuance of shares of restricted common stock under a consulting agreement.
The following assumptions were used to compute the fair value of stock options granted during the years ended April 30, 2017 and 2016:
	For the years ended April 30,
	2017	2016
Exercise price	$1.35	$1.19 – $1.53
Expected term (years)	5.0	5.0
Expected stock price volatility	104.8%	101.7% – 104.1%
Risk-free rate of interest	1.8%	1.3% – 1.6%
The risk-free rate is based on the rate of U.S Treasury zero-coupon issues with a remaining term equal to the expected term of the option grants. Expected volatility is based on the historical volatility of the Company’s common stock using the weekly closing price of the Company’s common stock. The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was calculated using the simplified method.
Modification of performance targets
On September 29, 2015 and November 2, 2015, the Company issued 801,250 options to purchase common stock to five employees. These options vested subject to the employees achieving performance targets of either: (i) the Company recording $30 million in sales revenue by April 30, 2016; or (ii) the Company closing a change in control merger transaction by September 1, 2016. The total compensation expense related to the options was calculated to be approximately $822,000 using the inputs in the table above and the Company recognized that expense in its statement of operations for the period from September 29, 2015 to April 30, 2016.
On April 25, 2015, the Company determined that the revenue target of  $30 million and the September 1, 2016 merger transaction date were not achievable during the measurement period.

F-A-24

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

Subsequently, the Compensation Committee of the Board of Directors modified the performance targets to allow vesting of the 801,250 stock options if the Company completes a merger or acquisition transaction by December 31, 2016 and removed the revenue target and September 1, 2016 merger target date. The Company determined that the compensation expense associated with this amendment was approximately $776,000.
On April 25, 2016, the Company reversed the $822,000 of compensation expense associated with the September and November 2015 issuances and planned to record the $776,000 of compensation expense calculated on the April 25, 2016 amendment date, if and when the December 31, 2016 performance target is achieved. The performance targets were not achieved and the compensation expense was not recorded.
As of December 31, 2016, these performance targets were not achieved and no compensation expense was recognized and the stock option were forfeited.
Common Stock Warrants
The following is a summary of the common stock warrant activity for the years ended April 30, 2017 and 2016:
	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life in years
Outstanding, May 1, 2015	15,510	$7.25	3.3
Warrants issued in connection with Series H-1 preferred stock for cash	1,279,759	1.66	4.3
Outstanding as of April 30, 2016	1,295,269	$5.50	4.2
Warrants issued in connection with Series H-2 preferred stock for cash	495,750	1.21	4.6
Warrants issued in connection with Series H-3 preferred stock for cash	1,101,751	1.38	4.9
Outstanding, April 30, 2017	2,892,770	$3.23	4.1

NOTE 13 — DISCONTINUED OPERATIONS
China Operations
On June 3, 2015, the Company entered into an Interest Purchase Agreement with Halcyon Coast Investment (Canada) Ltd. to sell its China Operations in an “as-is”, all-cash transaction, for a total purchase price of  $1,500,000 and received a $150,000 refundable deposit at signing. The transaction closed on August 14, 2015, whereby the Company received the remaining cash proceeds of  $1,350,000, of which: (i) it paid approximately $100,000 in a broker’s fee and (ii) $100,000 was held in escrow, pending a final determination by the Chinese government with respect to any tax obligations arising from the transaction. Otherwise, the transaction is not subject to any further post-closing adjustments. On September 20, 2015, the final tax determination was made and the Company received $93,000 of the escrow and $7,000 was paid to the buyer to settle the outstanding tax obligation.
The Company recognized a gain on the sale of the China Operations of approximately $838,000, as it received $1,500,000 in cash, offset by the sale of approximately $9,350,000 of assets, $7,935,000 of liabilities, reversal of approximately $349,000 of accumulated other comprehensive income and $577,000 noncontrolling interest and incurring approximately $174,000 in closing costs.
The Company recorded the revenue and profit from short-term contracts from its China Operations under the completed contract method, whereas income is recognized only when a contract is completed or substantially completed. Accordingly, during the period of performance, billings and deferred contract costs were accumulated on the consolidated balance sheets as deferred contract costs and deferred revenue. The Company’s accounting policy is based on the short-term nature of the work performed. Deferred contract costs include equipment lease deposits to the third party vendors of approximately $0 as of April 30, 2016. The revenue results from the China Operations are included in discontinued operations for the year ended April 30, 2016.

F-A-25

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

Since the sale of the China Operations closed on August 14, 2015, the Company has determined that the activity of the China Operations should be classified as discontinued operations for the year ended April 30, 2016. The following is a summary of the operating results for the discontinued operations as follows:
Below is a summary of the operating results for the discontinued operations is as follows:
	For the years ended April 30,
	2017	2016
Revenue	$—	$839,969
Costs and expenses:
Cost of revenue	—	546,296
Selling, general and administrative expenses	—	125,324
Depreciation and amortization	—	80,971
	—	752,591
Operating income from discontinued operations	—	87,378
Interest expense	—	(49,234)
Income from discontinued operations before income tax provision	—	38,144
Income tax provision	—	(10,883)
Income from discontinued operations, net of tax	—	27,261
Gain from disposal	—	837,720
Total income from discontinued operations	$—	$864,981

There were no assets or liabilities included in the consolidated balance sheets for the China Operations at April 30, 2017 or 2016.
Due to Related Party
The China Operations earned revenue for contracting services provided to its minority shareholder (noncontrolling interest in China Operations) and subsidiaries of  $0 and $212,000 for the year ended April 30, 2017 and 2016, respectively. The China Operations accounts receivable due from its minority shareholder and subsidiaries was $0 and $0 as of April 30, 2017 and 2016, respectively.
NOTE 14 — COMMITMENTS AND CONTINGENCIES
Change in Control Agreements
On September 29, 2015, the Company entered into change in control agreements (the “Agreements”) with its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”).
The Agreements have initial terms of four years and automatically extend for additional one-year periods at the expiration of the initial term and on each anniversary thereafter unless either party notifies the other party of non-renewal no later than 30 days prior to such anniversary. Under the Agreements, the CEO and CFO are entitled to payments of  $350,000 and $150,000, respectively, upon a change in control of the Company.
All payments under the Agreements are contingent upon the respective officer’s execution and non-revocation of a general release of claims against the Company.

F-A-26

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

Operating Lease Commitments
The Company leases its office facilities pursuant to a noncancelable operating lease expiring through February 2021. The minimum rental commitments under the facility lease at April 30, 2017 is summarized as follows:
Year ending April 30,
2018	$80,213
2019	80,213
2020	80,213
2021	66,844
Total minimum lease payments	$307,483

Rent expense for all operating leases was approximately $207,000 and $101,000 in 2017 and 2016, respectively.
NOTE 15 — INCOME FROM ARBITRATION SETTLEMENTS
On June 16, 2016, the Company entered into a global settlement agreement and mutual release to resolve all disputes and claims regarding the construction of the Cooper Medical School at Rowan University, located in Camden, New Jersey, in which the Company served as an electrical prime contractor. As a result of such settlement, the Company received proceeds of  $1,150,000 and recorded a gain in the Statement of Operations for the year ended April 30, 2017. The Cooper Medical School contract was performed under the electrical services segment and is no longer part of the Company’s ongoing operation.
NOTE 16 — SUBSEQUENT EVENTS
The Company has determined that there are no significant subsequent events as of the filing date of this report.

F-A-27

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
	July 31, 2017	April 30, 2017
ASSETS
Current assets:
Cash and cash equivalents	$1,880,549	$1,659,318
Restricted cash	500,100	500,026
Accounts receivable, net of allowance of $247,000 at July 31, 2017 and April 30, 2017, respectively	4,002,248	4,199,674
Costs and estimated earnings in excess of billings on uncompleted contracts	334,956	410,826
Prepaid expenses and other current assets	50,899	41,135
Total current assets	6,768,752	6,810,979
Property and equipment, net	296,675	322,643
Other assets	11,484	11,484
Total assets	$7,076,911	$7,145,106
LIABILITIES AND EQUITY
Current liabilities:
Current portion of loans payable	$52,271	$52,946
Accounts payable and accrued expenses	1,369,097	1,790,256
Billings in excess of costs and estimated earnings on uncompleted contracts	2,911,882	2,105,797
Total current liabilities	4,333,250	3,948,999
Loans payable, net of current portion	112,191	124,559
Total liabilities	4,445,441	4,073,558
Commitments and contingencies
Stockholders’ equity
Preferred stock – $0.0001 par value, 5,000,000 shares authorized at July 31, 2017 and April 30, 2017, respectively
Convertible Series H, 8,500 shares designated – 8 shares issued and outstanding at July 31, 2017 and April 30, 2017, respectively; liquidation preference of $1,000	1,242	1,242
Convertible Series H-1, 9,488 shares designated – 4,289 shares issued and outstanding at July 31, 2017 and April 30, 2017, respectively; liquidation preference of $712,000	437,530	437,530
Convertible Series H-2, 3,500 shares designated – 3,305 shares issued and outstanding at July 31, 2017 and April 30, 2017, respectively; liquidation preference of $400,000	230,721	230,721
Convertible Series H-3, 9,500 shares designated – 7,017 shares issued and outstanding at July 31, 2017 and April 30, 2017, respectively; liquidation preference of $968,000	475,185	475,185
Common stock – $0.0001 par value, 100,000,000 shares authorized, 3,352,159 shares issued and outstanding as of July 31, 2017 and April 30, 2017, respectively	335	335
Additional paid-in capital	89,003,669	89,003,669
Accumulated deficit	(87,517,212)	(87,077,134)
Total stockholders’ equity	2,631,470	3,071,548
Total liabilities and equity	$7,076,911	$7,145,106

The accompanying notes are an integral part of these condensed consolidated financial statements.
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WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
	For the three months ended July 31,
	2017	2016
Revenue	$3,523,347	$3,416,453
Costs and expenses:
Cost of revenue	2,754,550	2,635,508
Selling, general and administrative expenses	1,184,501	1,352,986
Depreciation and amortization	30,073	20,666
	3,969,124	4,009,160
Operating loss	(445,777)	(592,707)
Other income (expense):
Interest expense	(2,051)	(1,981)
Income from arbitration settlements	7,750	1,150,000
Other income	—	4,487
(Loss) income from operations before income tax provision	(440,078)	559,799
Income tax provision	—	2,618
(Loss) income from operations	(440,078)	557,181
Net (loss) income	$(440,078)	$557,181
Basic (loss) income per common share	$(0.13)	$0.21
Diluted (loss) income per common share	$(0.13)	$0.14
Weighted average shares outstanding – basic	3,352,159	2,701,404
Weighted average shares outstanding – diluted	3,352,159	3,937,628
The accompanying notes are an integral part of these condensed consolidated financial statements.
F-A-29

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
	For the three months ended July 31,
	2017	2016
Operating activities:
Net (loss) income	$(440,078)	$557,181
Adjustments to reconcile consolidated net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	30,073	20,666
Shares based compensation	—	22,501
Changes in operating assets and liabilities:
Accounts receivable	197,426	(1,441,964)
Costs and estimated earnings in excess of billings on uncompleted contracts	75,870	(79,975)
Prepaid expenses and other current assets	(9,764)	(57,721)
Other assets	—	(3,778)
Accounts payable and accrued expenses	(421,159)	204,952
Billings in excess of costs and estimated earnings on uncompleted contracts	806,085	543,006
Net cash provided by (used in) operating activities	238,453	(235,132)
Investing activities:
Acquisition of property and equipment	(4,105)	(30,803)
Net cash used in investing activities	(4,105)	(30,803)
Financing activities:
Repayment under loan payable obligations	(13,043)	(29,762)
Net cash used in financing activities	(13,043)	(29,762)
Net change in cash, cash equivalents and restricted cash	221,305	(295,697)
Cash, cash equivalents and restricted cash beginning of the year	2,159,344	2,235,597
Cash, cash equivalents and restricted cash end of the year	$2,380,649	$1,939,900
Schedule of non-cash investing and financing activities:
Automobile financing	$—	$50,622
The accompanying notes are an integral part of these condensed consolidated financial statements.
F-A-30

WPCS INTERNATIONAL INCORPORATED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF THE BUSINESS AND BASIS OF PRESENTATION
Description of the Business
WPCS International Incorporated, a Delaware corporation (“WPCS”) and its wholly and majority-owned subsidiaries (collectively, the “Company”) currently specializes in low voltage communications, audio-visual and security contracting services, conducting business in one segment at one operations center, through its wholly-owned domestic subsidiary, WPCS International - Suisun City, Inc. (“Suisun City Operations”). During the year ended April 30, 2017 the Company also conducted operations from its wholly-owned Texas subsidiary, WPCS International-Texas, Inc. (“Texas Operations”), however, as of April 30, 2017, the Texas Operations has been closed.
The Company is a full-service low voltage contractor that specializes in the installation and service of Voice & Data Networks, Security Systems, Audio-Visual Solutions, and Distributed Antenna Systems and provides experienced project management and delivers complex projects to key vertical markets that include Healthcare, Education, Transportation, Energy & Utilities, Oil & Gas, Manufacturing, Commercial Real Estate, Financial, Government, etc.
Basis of Presentation
The condensed consolidated financial statements of WPCS and its wholly and majority-owned subsidiaries included in this Report for the three months ended July 31, 2017 and 2016, reflect the accounts of current entities as continued operations, as discussed below.
Results of operations for the three months ended July 31, 2017 and 2016 include the results of: (i) WPCS (which primarily reflects corporate operating expenses and nonoperating income); (ii) Suisun City Operations and the Texas Operations, (the Texas Operations were closed in February 2017 and therefore the Suisun Operation remains the Company’s only active operating subsidiary); (iii) WPCS Incorporated, an inactive subsidiary; and (iv) WPCS International – Trenton, Inc. (“Trenton Operations”), which operations were closed in September 2013.
The unaudited condensed consolidated financial information furnished herein reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, considered necessary for a fair presentation of the financial position and the results of operations and cash flows of the Company for the periods presented. All intercompany accounts and transactions have been eliminated in consolidation. These unaudited condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. These interim condensed consolidated financial statements should be read in conjunction with the financial statements included in the Annual Report on Form 10-K for the fiscal year ended April 30, 2017.
The results of operations for the three months ended July 31, 2017 are not necessarily indicative of the results to be expected for the full fiscal year.
NOTE 2 — LIQUIDITY AND CAPITAL RESOURCES
As of July 31, 2017, the Company had a working capital surplus of approximately $2,436,000 and cash, cash equivalents and restricted cash of approximately $2,381,000.
The Company’s future plans and growth are dependent on its ability to increase revenues and continue its business development efforts surrounding its contract award backlog. If the Company continues to incur losses and revenues do not generate from the backlog as expected, the Company may need to raise additional capital to expand its business and continue as a going concern. The Company currently anticipates that its current cash position will be sufficient to meet its working capital requirements to continue its sales and marketing efforts for at least 12 months from the filing date of this report. If in the

F-A-31

future the Company’s plans or assumptions change or prove to be inaccurate, the Company may need to raise additional funds through public or private debt or equity offerings, financings, corporate collaborations, or other means. The Company may also be required to reduce operating expenditures or investments in its infrastructure.
NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Significant Accounting Policies
There have been no material changes in the Company’s significant accounting policies to those previously disclosed in the Form 10-K for the year ended April 30, 2017.
Recent Accounting Standards
Leases
In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842) which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The standard will be effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted upon issuance. The Company is currently evaluating the impact that ASU 2016-02 will have on its consolidated financial statements and related disclosures.
Revenue from Contracts with Customers
In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 amends the guidance for revenue recognition to replace numerous, industry-specific requirements and converges areas under this topic with those of the International Financial Reporting Standards. The ASU implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendments of ASU 2014-09 were effective for reporting periods beginning after December 15, 2016, with early adoption prohibited. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption.
Subsequent to issuing ASU 2014-09, the FASB issued the following amendments concerning the adoption and clarification of ASU 2014-09. In August 2015, the FASB issued ASU No. 2015-14 “Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date” (“ASU 2015-14”), which deferred the effective date one year. As a result, the amendments of ASU 2014-09 are effective for reporting periods beginning after December 15, 2017, with early adoption permitted only as of annual reporting periods beginning after December 15, 2016. In March 2016, the FASB issued ASU No. 2016-08 “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue versus Net)” (“ASU 2016-08”), which clarifies the implementation guidance on principal versus agent considerations in the new revenue recognition standard. ASU 2016-08 clarifies how an entity should identify the unit of accounting (i.e. the specified good or service) for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements.
In April 2016, the FASB issued ASU No. 2016-10 “Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which reduces the complexity when applying the guidance for identifying performance obligations and improves the operability and

F-A-32

understandability of the license implementation guidance. In May 2016, the FASB issued ASU No. 2016-12 “Revenue from Contracts with Customers (Topic 606), Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), which amends the guidance on transition, collectability, noncash consideration and the presentation of sales and other similar taxes. ASU 2016-12 clarifies that, for a contract to be considered completed at transition, all (or substantially all) of the revenue must have been recognized under legacy GAAP. In addition, ASU 2016-12 clarifies how an entity should evaluate the collectability threshold and when an entity can recognize nonrefundable consideration received as revenue if an arrangement does not meet the standard’s contract criteria. In December 2016, the FASB issued an update (“ASU 2016-20”) to ASC 606, Technical Corrections and Improvements, which outlines technical corrections to certain aspects of the new revenue recognition standard such as provisions for losses on construction type contracts and disclosure of remaining performance obligations, among other aspects.
The Company is currently evaluating the potential impact the adoption of these ASUs may have on its financial statements and related disclosures.
Business Combinations
In January 2017, the FASB issued an ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this Update is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The Company is currently evaluating the impact of adopting this guidance.
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board (“FASB”), SEC or other standard setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.
NOTE 4 — CONCENTRATIONS
Accounts Receivable
The concentration of accounts receivable as of July 31, 2017 and April 30, 2017, respectively are as follows:
	As of
	July 31, 2017	April 30, 2017
Customer A	21%	24%
Customer B	17%	12%
Customer C	—	10%
The accounts receivable also included retainage receivable of  $999,000 and $326,000 at July 31, 2017 and April 30, 2017, respectively, and both the retainage and aged accounts receivable are expected to be collected.
Revenue Recognition
The concentration of revenue recognition for the three months ended July 31, 2017 and 2016, respectively are as follows:
	For the three months ended July 31,
	2017	2016
Customer A	24%	—
Customer B	15%	—
Customer C	10%	—

—
Represents less than 10%

F-A-33

NOTE 5 – BASIC AND DILUTED NET (LOSS) INCOME PER COMMON SHARE
Basic and diluted net (loss) income per common share is computed as net (loss) income by the weighted average number of common shares outstanding for the period. Diluted net income per common share reflects the potential dilution that could occur from common stock issuable through the exercise of stock options and warrants and note conversions.
	For the three months ended July 31,
	2017	2016
Numerator:
Net (loss) income, basic and diluted	$(440,078)	$557,181
Denominator:
Weighted average shares outstanding – basic	3,352,159	2,701,404
Stock options	—	160,524
Series H and H-1 convertible preferred stock	—	1,075,700
Weighted average shares outstanding – diluted	3,352,159	3,937,628
Basic (loss) income per common share	$(0.13)	$0.21
Diluted (loss) income per common share	$(0.13)	$0.14
The following securities were excluded from the weighted average dilutive common shares outstanding because their inclusion would have been antidilutive.
	As of July 31,
	2017	2016
Common stock equivalents:
Common stock options	3,253,000	865,000
Series H, H-1, H-2 and H-3 preferred stock	1,462,000	—
Common stock purchase warrants	2,893,000	1,295,000
Totals	7,608,000	2,160,000

NOTE 6 — COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS
The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts”, represents revenue recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts”, represents billings in excess of revenue recognized. Costs and estimated earnings on uncompleted contracts consist of the following at July 31, 2017 and April 30, 2017:
	July 31, 2017	April 30, 2017
Costs incurred on uncompleted contracts	$17,191,287	$16,362,011
Estimated contract earnings	3,849,901	3,714,584
	21,041,188	20,076,595
Less: Billings to date	23,618,114	21,771,566
Total	$(2,576,926)	$(1,694,971)
Costs and estimated earnings in excess of billings on uncompleted contracts	$334,956	$410,826
Billings in excess of cost and estimated earnings on uncompleted contracts	2,911,882	2,105,797
Total	$(2,576,926)	$(1,694,971)

F-A-34

Revisions in the estimated gross profits on contracts and contract amounts are made in the period in which circumstances requiring the revisions become known. Although management believes it has established adequate procedures for estimating costs to complete on open contracts, it is at least reasonably possible that additional significant costs could occur on contracts prior to completion.
NOTE 7 — LOANS PAYABLE
The following tables summarize outstanding loans payable related to automobiles as of July 31, 2017 and April 30, 2017, respectively:
	Maturity Date	Stated Interest Rate	Carrying Value as of July 31, 2017	Estimated Future Payment
				Within 1 Year	After 1 year
0% automobile loan payable	May 2019 – June 2019	0.0%	$16,000	$9,000	$7,000
1% automobile loan payable	November 2022	1.0%	22,000	5,000	17,000
3% automobile loan payable	November 2022	3.0%	23,000	5,000	18,000
4% automobile loan payable	December 2016 – January 2020	4.0%	21,000	8,000	13,000
5% automobile loan payable	January 2020 – February 2020	5.0%	46,000	17,000	29,000
7% automobile loan payable	June 2019	7.0%	22,000	5,000	17,000
8% automobile loan payable	October 2021	8.0%	14,000	3,000	11,000
			$164,000	$52,000	$112,000

	Maturity Date	Stated Interest Rate	Carrying Value as of April 30, 2017	Estimated Future Payment
				Within 1 Year	After 1 year
0% automobile loan payable	April 2018 – June 2019	0.0%	$18,000	$9,000	$9,000
1% automobile loan payable	November 2022	1.0%	23,000	5,000	18,000
3% automobile loan payable	November 2022	3.0%	24,000	5,000	19,000
4% automobile loan payable	December 2016 – January 2020	4.0%	25,000	9,000	16,000
5% automobile loan payable	January 2020 – February 2020	5.0%	50,000	17,000	33,000
7% automobile loan payable	June 2019	7.0%	23,000	5,000	18,000
8% automobile loan payable	October 2021	8.0%	15,000	3,000	12,000
			$178,000	$53,000	$125,000

NOTE 8 — INCOME FROM ARBITRATION SETTLEMENTS
For the three months ended July 31, 2017, the Company received approximately $8,000 in a settlement related to its former subsidiary, BTX Trader, Inc.
On June 16, 2016, the Company entered into a global settlement agreement and mutual release to resolve all disputes and claims regarding the construction of the Cooper Medical School at Rowan University, located in Camden, New Jersey, in which the Company served as an electrical prime contractor. As a result of such settlement, the Company received proceeds of  $1,150,000 and recorded a gain in the Condensed Consolidated Statement of Operations for the three months ended July 31, 2016. The Cooper Medical School contract was performed under the electrical services segment and is no longer part of the Company’s ongoing operation.

F-A-35

NOTE 9 — BANK LINE OF CREDIT
On May 20, 2015, the Company entered into an asset-based revolving credit line agreement with a California-based bank, which provides a $1,000,000 line of credit (the “Credit Line”) for its Suisun City Operations. The Credit Line has an interest rate of prime plus 2%, is subject to a monthly borrowing base calculation based upon eligible accounts receivable and had an original expiration date of August 15, 2017. Subsequent to July 31, 2017, the expiration date of the Credit Line was extended to August 15, 2018. (See Note 10, below.) As of July 31, 2017, the monthly borrowing base calculation supported the entire $1,000,000 of available credit under the Credit Line. The Credit Line is secured by all of the assets of the Company. In addition, the Credit Line requires the Suisun City Operations to monthly comply with certain financial and operational covenants, such as, amongst other things, maintaining a certain quick ratio and a minimum net worth. The Suisun City Operations is currently in compliance with all such covenants.
As of the filing date of this quarterly report on Form 10-Q, the Company has not drawn down on the Credit Line.
NOTE 10 — SUBSEQUENT EVENT
On August 15, 2017, the Company extended the expiration date of the Credit Line to August 15, 2018.
On September 6, 2017, the Company, DC Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and DropCar, Inc., a Delaware corporation (“DropCar”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into DropCar, with DropCar becoming a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.
Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger (the “Closing”), (a) each outstanding share of DropCar common stock and DropCar preferred stock will be converted into the right to receive a number of shares of the Company’ common stock (“WPCS Common Stock”) equal to the Exchange Ratio (as defined below); and (b) each outstanding DropCar warrant that has not previously been exercised prior to the Closing will be assumed by the Company.
Under the exchange ratio formula in the Merger Agreement (the “Exchange Ratio”), as of immediately after the Merger, the former DropCar securityholders (including the investors in the Company Closing Financing (as defined below) and certain DropCar advisors) are expected to own approximately 85% of the outstanding shares of the Company Common Stock on a fully-diluted basis and securityholders of the Company as of immediately prior to the Merger are expected to own approximately 15% of the outstanding shares of WPCS Common Stock on a fully-diluted basis. The Exchange Ratio and respective ownership of the DropCar securityholders and existing WPCS equity holders is subject to adjustment in the event that the Company’s “Net Cash” (as defined in the Merger Agreement) is less than, or greater than, $419,000 as of the Closing. For purposes of calculating the Exchange Ratio, the number of outstanding shares of WPCS Common Stock immediately before the Merger takes into account the dilutive effect, calculated using the Treasury Method under U.S. GAAP, of the shares of WPCS Common Stock underlying options (but not warrants) outstanding as of the date of the Merger Agreement using an assumed value of  $2.50 per share of WPCS Common Stock. In addition, the shares underlying warrants to purchase DropCar common stock will be included in the DropCar 85% allocation. All the shares of the Company’s convertible preferred stock and options and warrants to purchase shares of WPCS Common Stock will remain outstanding after the Merger and all outstanding DropCar warrants will be exchanged for warrants to purchase WPCS Common Stock based upon the Exchange Ratio. No fractional shares will be issued in the Merger; rather, the Company will pay cash in lieu of any such fractional shares.
As a condition to the Closing, DropCar is obligated to raise up to $5 million, but not less than $4 million, in equity financing (the “Company Closing Financing”). The Company Closing Financing is expected to close immediately prior to or simultaneously with the Closing. In addition, the consummation of the Merger is subject to customary conditions, including, without limitation, (a) approval by the Company and DropCar stockholders of the Merger Agreement and the transactions contemplated thereby;

F-A-36

(b) the absence of any law, order, injunction or other legal restraint prohibiting the Merger; and (c) receipt of approval from NASDAQ to list the shares of WPCS common stock on The NASDAQ Capital Market post-Merger. Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including, without limitation, (i) the accuracy of the other party’s representations and warranties (subject to customary qualifiers), and (ii) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary qualifiers). The Merger Agreement contains specified termination rights for both the Company and DropCar, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of  $250,000, which, under specified circumstances, may include reimbursement for various expenses incurred in connection with the proposed Merger up to a maximum of $125,000.

F-A-37

DropCar, Inc.
Years ended December 31, 2016 and 2015 and Nine Months ended September 30, 2017 and 2016
Page
Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-B-2
Financial Statements
Balance sheets as of December 31, 2016 and 2015	F-B-3
Statements of operations for the years ended December 31, 2016 and 2015	F-B-4
Statements of stockholders’ equity (deficit) for the years ended December 31, 2016 and 2015	F-B-5
Statements of cash flows for the years ended December 31, 2016 and 2015	F-B-6
Notes to financial statements	F-B-7
Unaudited Financial Statements
Balance sheets as of September 30, 2017	F-B-16
Statements of operations for the three months ended September 30, 2017 and 2016 and for the nine months ended September 30, 2017 and 2016	F-B-17
Statement of stockholders’ equity (deficit) for the period ended September 30, 2017	F-B-18
Statements of cash flows for the nine months ended September 30, 2017 and 2016	F-B-19
Notes to financial statements	F-B-20
F-B-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of
DropCar, Inc.
We have audited the accompanying balance sheets of DropCar, Inc. (the “Company”) as of
December 31, 2016 and 2015, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years then ended. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DropCar, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has suffered recurring losses from operations, and has an accumulated deficit of  $(1,964,091) as of December 31, 2016. These factors, among others discussed in Note B, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ EisnerAmper LLP
New York, New York
July 13, 2017
F-B-2

DROPCAR, INC.
Balance Sheets
	December 31,
	2016	2015
ASSETS
Current assets:
Cash	$51,366	$57,942
Accounts receivable	61,710	16,678
Prepaid expenses and other current assets	18,617	8,241
Total current assets	131,693	82,861
Capitalized software costs, net	447,322	201,515
Security deposits	3,000	—
Total assets	$582,015	$284,376
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$417,446	$70,212
Deferred income	81,276	15,036
Accrued interest	—	2,932
Derivative liability	—	57,353
Convertible notes payable	—	280,588
Total current liabilities	498,722	426,121
Commitments and Contingencies (Note E)
Stockholders’ equity (deficit):
Series Seed preferred stock; par value $.0001; 842,405 shares authorized, 842,405 shares issued and outstanding	84	84
Series A preferred stock; par value $.0001; 1,963,877 shares authorized, 1,619,633 shares in 2016 and none in 2015 issued and outstanding	162	—
Common stock; par value $.0001; 12,000,000 shares authorized; 5,000,000 shares issued and outstanding	500	500
Subscription receivable – 78,345 shares of Series A preferred stock	(69,960)	—
Additional paid-in capital	2,116,598	404,416
Accumulated deficit	(1,964,091)	(546,745)
Total stockholders’ equity (deficit)	83,293	(141,745)
Total liabilities and stockholders’ equity (deficit)	$582,015	$284,376

See notes to financial statements
F-B-3

DROPCAR, INC.
Statements of Operations
	For the Year Ended December 31,
	2016	2015
Net services revenues	$1,702,495	$153,600
Cost of services	(1,229,536)	(267,634)
Gross profit (loss)	472,959	(114,034)
Selling, general and administrative:
Selling, general and administrative	1,763,685	381,174
Amortization of capitalized software costs	79,169	17,589
Operating loss	(1,369,895)	(512,797)
Interest expense	(47,451)	(16,133)
Net loss	$(1,417,346)	$(528,930)

See notes to financial statements
F-B-4

DROPCAR, INC.
Statements of Stockholders’ Equity (Deficit)
	Preferred Stock — Series Seed		Preferred Stock — Series A		Common Stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2014	526,504	$53			5,000,000	$500		$254,447	$(17,815)	$237,185
Issuance of Series Seed Preferred Stock	315,901	31						149,969		150,000
Net loss									(528,930)	(528,930)
Balance at December 31, 2015	842,405	84			5,000,000	500		404,416	(546,745)	(141,745)
Issuance of Series A Preferred Stock, net			1,246,912	$125			$(69,960)	1,324,835		1,255,000
Issuance of Preferred Stock in settlement of convertible notes, derivative and accrued interest			372,721	37				387,347		387,384
Net loss									(1,417,346)	(1,417,346)
Balance at December 31, 2016	842,405	$84	1,619,633	$162	5,000,000	$500	$(69,960)	$2,116,598	$(1,964,091)	$83,293

See notes to financial statements
F-B-5

DROPCAR, INC.
Statements of Cash Flows
	For the Year Ended December 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(1,417,346)	$(528,930)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of capitalized software	79,169	17,589
Accretion of notes discount	44,412	12,941
Changes in assets and liabilities:
Accounts receivable	(45,032)	(16,678)
Prepaid expenses and other current assets	(10,376)	(7,741)
Security deposit	(3,000)	—
Accounts payable and accrued expenses	305,809	37,288
Deferred income	66,240	15,036
Net cash used in operating activities	(980,124)	(470,495)
Cash flows from investing activities:
Capitalized software development costs	(281,452)	(189,236)
Net cash used in investing activities	(281,452)	(189,236)
Cash flows from financing activities:
Proceeds from sale of convertible notes	—	325,000
Proceeds from issuance of preferred stock	1,255,000	150,000
Net cash provided by financing activities	1,255,000	475,000
Net decrease in cash	(6,576)	(184,731)
Cash at beginning of year	57,942	242,673
Cash at end of year	$51,366	$57,942
Supplemental disclosure of cash flow information:
Interest paid during the year	$—	$—
Supplemental disclosures of non-cash financing activities:
Issuance of Preferred Stock in settlement of convertible notes, derivative and accrued interest	$387,384	$—
Supplemental disclosures of non-cash investing activities:
Accrued for capitalized software development costs	$43,524	$—
See notes to financial statements
F-B-6

DROPCAR, INC
Notes to Financial Statements
December 31, 2016 and 2015
Note A — Organization and Business
DropCar, Inc. (the “Company”) was incorporated on September 12, 2014 in the State of Delaware. The Company delivers a comprehensive Vehicle Support Platform (VSP) to consumers, real estate developers, and automotive partners. Platform services include on demand parking solutions, maintenance and repairs, business-to-business lead generation, and logistics software.
Note B — Summary of Significant Accounting Policies
[1]
Liquidity and basis of presentation:

The accompanying financial statements have been prepared on a going concern basis. As shown in the accompanying financial statements, the Company has incurred substantial net losses since inception. At December 31, 2016, the Company had a working capital deficit of  $367,029. For the years ended December 31, 2016 and 2015, the Company had net losses of  $1,417,346 and $528,930, respectively. Additionally, as of December 31, 2016, the Company had an accumulated deficit of  $1,964,091. Collectively, these factors raise substantial doubt regarding the Company’s ability to continue as going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded assets amounts and classification of liabilities that might be necessary should the Company not be able to continue as a going concern.
Management believes that in order for the Company to meet its obligations arising from normal business operations through July 2018 that the Company requires (i) additional capital either in the form of common stock, preferred stock or debt and/or (ii) increase sales volume that will generate sufficient operating profit and cash flows to fund operations. Without additional capital or sales volume, the Company’s ability to continue to operate will be limited.
Based on the Company’s current cash usage expectations, management believes it will not have sufficient liquidity to fund its operations for the next 12 months. Management is actively seeking additional financing from the issuance of debt and/or equity securities. Management cannot provide any assurance that the Company will be successful in accomplishing any of its plans to raise debt or equity financing or generate significant sales.
[2]
Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the useful life of capitalized software and assumptions used in the valuation of derivative liabilities.
[3]
Cash and cash equivalents:

The Company considers all highly liquid investments which have maturities of three months or less when purchased to be cash equivalents.
[4]
Accounts receivable:

Accounts receivable represent customer obligations due under normal trade terms, in accordance with the contracts. The Company analyzes past history with a customer, customer credit, current economic trends and changes in customer payment trends when evaluating the collectability of customer accounts. If accounts are deemed uncollectible, amounts will be charged off to the allowance when it is deemed probable that the receivable will not be recovered. At December 31, 2016 and 2015, the Company did not have any allowance for doubtful accounts.

F-B-7

DROPCAR, INC
Notes to Financial Statements
December 31, 2016 and 2015

Note B — Summary of Significant Accounting Policies (continued)

[5]
Capitalized software:

Costs related to website and internal-use software development are accounted for in accordance with Accounting Standards Codification (“ASC”) Topic 350-50 — “Intangibles — Website Development Costs.” Such software is primarily related to the Company’s websites and mobile apps, including support systems. The Company begins to capitalize its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Costs incurred prior to meeting these criteria are expensed as incurred and recorded within General and administrative expenses within the accompanying statements of operations. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated between two to three years. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and amortized over the estimated useful life of the enhancements, generally between two and three years.
The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There were no impairments of long-lived assets during the twelve months ended December 31, 2016 and 2015.
[6]
Convertible notes with variable conversion options:

The Company has issued convertible notes, some of which contain variable conversion options, whereby the outstanding principal and accrued interest may be converted, by the holder, into common shares at a fixed discount to the price of the common stock at the time of conversion. The Company accounts for these convertible notes as stock settled debt under ASC Topic 480, “Distinguishing Liabilities from Equity” and measures the fair value of the notes at the time of issuance, which is the result of the share price discount at the time of conversion, and records the conversion discount amortization as accretion to interest expense to the date of the first conversion.
[7]
Revenue recognition:

The Company provides a variety services to its customers through a mobile application platform for a variety of services including valet, parking, maintenance and repairs as well as business-to-business services. The majority of its contracts are month-to-month subscription contracts with fixed monthly or contract term fees. Revenue for these contracts is recognized ratably over the service term.
Monthly Subscriptions
The Company offers a selection of subscriptions which can include parking, valet, and access to other services. The contract terms are on a month-to-month subscription contract with fixed monthly or contract term fees. Revenue for these contracts is recognized ratably over the service term.
On Demand Valet and Parking Services
The Company offers its customers on demand services through their mobile application. The customer is billed at an hourly rate upon completion of the services.

F-B-8

DROPCAR, INC
Notes to Financial Statements
December 31, 2016 and 2015

Note B — Summary of Significant Accounting Policies (continued)

[7]
Revenue recognition: (continued)

DropCar 360 Services
The Company offers an additional service to its customers by offering to take the vehicle for inspection, maintenance, or to fill up with gas. The customers are charged a fee in addition to the cost of the third party services provided. The Company records the third party costs as both revenue and cost of services.
Business-To-Business
The Company also has contracts with car dealerships in moving their fleet of cars. Revenue for these services is recognized when all of the following criteria have been met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.
[8]
Cost of services:

Cost of services reflects the aggregate costs incurred in delivering the services for its customers and includes expenses for personnel costs, parking lot costs, and transportation expenses associated with providing the service.
[9]
Sales and marketing:

Advertising and marketing costs are expensed as incurred. Advertising and marketing costs recognized in the statement of operations for the years ended December 31, 2016 and 2015 were approximately $52,000 and $69,000 respectively.
[10]
Stock-based compensation:

The Company accounts for all stock options using a fair value-based method. The fair value of each stock option granted to employees is estimated on the date of the grant using the Black-Scholes option-pricing model and the related stock-based compensation expense is recognized over the vesting period during which an employee is required to provide service in exchange for the award. The fair value of the options granted to non-employees is measured and expensed as the options vest.
During the years ended December 31, 2016 and 2015, there were no stock-based compensation expenses.
[11]
Fair value of financial instruments:

The Company’s financial instruments are measured and recorded at fair value based on inputs and assumptions that market participants would use in pricing an asset or a liability. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, management considers the principal or most advantageous market in which the Company would transact, and also considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

F-B-9

DROPCAR, INC
Notes to Financial Statements
December 31, 2016 and 2015

Note B — Summary of Significant Accounting Policies (continued)

[11]
Fair value of financial instruments: (continued)

Fair value is determined for assets and liabilities using a three-tiered value hierarchy into which these assets and liabilities are grouped based upon significant inputs as follows:
•
Level 1 — Quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the lack of significance of the observable parameters to the overall fair value measurement. However, the fair value determination for Level 3 financial instruments may consider some observable market inputs.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. The carrying values of cash and cash equivalents, accounts receivable, other current assets, and accounts payable approximate fair value due to the short-term nature of these items.
[12]
Income Taxes:

The Company accounts for income taxes using the asset-and-liability method in accordance with ASC Topic 740, “Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. A valuation allowance is recorded if it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized in future periods.
The Company follows the guidance in ASC Topic 740-10 in assessing uncertain tax positions. The standard applies to all tax positions and clarifies the recognition of tax benefits in the financial statements by providing for a two-step approach of recognition and measurement. The first step involves assessing whether the tax position is more-likely-than-not to be sustained upon examination based upon its technical merits. The second step involves measurement of the amount to be recognized. Tax positions that meet the more-likely-than-not threshold are measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate finalization with the taxing authority.
[13]
Recent issued Accounting Pronouncements:

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies that the Company adopts as of the specified effective date. Unless otherwise discussed, the Company does not believe that the impact of recently issued standards that are not yet effective will have a material impact on the Company’s financial position or results of operations upon adoption.

F-B-10

DROPCAR, INC
Notes to Financial Statements
December 31, 2016 and 2015

Note B — Summary of Significant Accounting Policies (continued)

[13]
Recent issued Accounting Pronouncements: (continued)

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, as amended, which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the Company expects to receive for those goods or services. Topic 606 has an effective date of January 1, 2018. The Company is currently evaluating the method of adoption and the potential impact that these standards may have on its financial position and results of operations.
In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. ASU No. 2014-15 explicitly requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. ASU No. 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for all entities in the first annual period ending after December 15, 2016 and for annual periods and interim periods thereafter. The Company has adopted the guidance for the year ended December 31, 2016. The adoption of ASU No. 2014-15 did not impact its disclosures in 2016.
In April 2015, the FASB issued an ASU No. 2015-03, which requires that debt issuance costs be presented in the balance sheet as a direct reduction to the carrying amount of the associated debt liability, consistent with debt discounts. Previously debt issuance costs were recognized as an asset. This ASU was adopted by the Company in the first quarter of 2016 and the adoption of this pronouncement did not materially impact the financial statements.
In November 2015, FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. ASU No. 2015-17 simplifies current guidance and requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet. ASU No. 2015-17 can be applied either prospectively or retrospectively and is effective for periods beginning after December 15, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial position or results of operations.
In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842). The new standard requires that all lessees recognize the assets and liabilities that arise from leases on the balance sheet and disclose qualitative and quantitative information about its leasing arrangements. The new standard will be effective for the Company on January 1, 2019. The Company is currently evaluating the method of adoption and the potential impact that this standard may have on its financial position and results of operations.
Note C — Capitalized Software
Capitalized software with estimated useful lives (3 years) consists of the following:
	December 31,
	2016	2015
Software	$544,080	$219,104
Accumulated amortization	(96,758)	(17,589)
	$447,322	$201,515

F-B-11

DROPCAR, INC
Notes to Financial Statements
December 31, 2016 and 2015

Note C — Capitalized Software (continued)

Amortization expense for the years ended December 31, 2016 and 2015 was $79,169 and $17,589, respectively. Future annual amortization expenses are approximately as follows: $181,000 in 2017, $164,000 in 2018 and $102,000 in 2019.
Note D — Convertible Notes Payable
[1]
During 2015, the Company issued convertible notes totaling $325,000. On August 28, 2015, the Company issued a note for $100,000, on October 12, 2015 the Company issued a note for $150,000, and on December 1, 2015 the Company issued a note for $75,000. These notes all had a maturity date of one year from the date of issuance, and interest accrued at a rate of 4% per annum, compounded annually. These notes were convertible at a price of 85% per share for equity securities in future financing. The Company determined that these notes are stock settled debt under ASC 480. In addition the Company recorded $57,353 as a redemption derivative related to the conversion discount which created an equal debt discount. The change in fair value of the redemption derivative for the years ended December 31, 2016 and 2015 was de minimis.

[2]
On February 29, 2016, the principal balance of these notes along with accrued interest and the redemption derivative were converted into 372,721 shares of Series A Preferred Stock.

Interest expense related to these notes, inclusive of the debt discount amortization was approximately $47,500 and $16,100 for the years ended December 31, 2016 and 2015, respectively.
Note E — Commitments
[1]
Lease agreements:

The Company rented office space in New York, NY from July 2015 through May 2016 on a month-to-month basis at a monthly rent of approximately $1,200 per month. In June 2016, the Company rented office space in New York, NY on a month-to-month basis at a monthly rent of approximately $3,000 per month.
During the years ended December 31, 2016 and 2015, rent expense was $29,590 and $9,530 respectively.
[2]
Litigation:

During the ordinary course of its business activities, the Company may be contingently liable for litigation and a party to claims. Management believes that adequate provisions have been made where required for such contingencies. Although the extent of potential costs and losses, if any, is uncertain, management believes that the ultimate resolution of such contingencies will not have an adverse effect on the financial position, results of operations or cash flows of the Company.
The Company has accrued approximately $150,000 in settlement of multiple employment disputes. Such amount was included in accrued expenses as of December 31, 2016.
Note F — Income Taxes
The Company files corporate income tax returns in the United States (federal) and in New York. The Company is subject to federal, state and local income tax examinations by tax authorities from inception.
At December 31, 2016, the Company has approximately $2,154,000 of operating loss carryforwards for federal and $2,154,000 New York state tax purposes that may be applied against future taxable income. The Company also has approximately $2,154,000 of unused operating loss carryforwards for New York City purposes. The net operating loss carryforwards will begin to expire in the year 2035 if not utilized prior to

F-B-12

DROPCAR, INC
Notes to Financial Statements
December 31, 2016 and 2015

Note F — Income Taxes (continued)

that date. There is no provision for income taxes because the Company has historically incurred operating losses and maintains a full valuation allowance against its net deferred tax assets. The valuation allowance increased by approximately $641,000 and $246,000 during the years 2016 and 2015, respectively, and was approximately $887,000 and $246,000 at December 31, 2016 and 2015, respectively.
A reconciliation of the statutory U.S. Federal rate to the Company’s effective tax rate is as follows:
	December 31,
	2016	2015
Federal income tax benefit at statutory rate	-34.00%	-34.00%
State income tax, net of federal benefit	-11.35%	-11.70%
Permanent items	0.09%	0.12%
Other	0.03%	-1.07%
Change in valuation allowance	45.23%	46.66%
Provision for income taxes	—	—

The tax effect of temporary differences that gave rise to significant portion of the deferred tax assets were as follows:
	December 31,
	2016	2015
Net operating loss carryforwards – Federal	$732,484	$206,102
Net operating loss carryforwards – State	244,414	68,694
Capitalized software	(202,839)	(28,405)
Settlement reserve	68,018	—
Accrued bonus	45,345	—
Valuation allowance	(887,422)	(246,391)
Net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.
As of December 31, 2016, and 2015, the Company has net operating losses from operations. The carry forwards expire through the year 2036. A valuation allowance has been applied due to the uncertainty of realization. The Company does not have any uncertain tax positions as of December 31, 2016.
The Internal Revenue Code of 1986, as amended (the Code) provides for a limitation of the annual use of net operating losses following certain ownership changes (as defined by the Code) that could limit the Company’s ability to utilize these carryforwards. At this time, the Company has not completed a study to assess whether an ownership change under Section 382 of the Code has occurred, or whether there have been multiple ownership changes since the Company’s formation, due to the costs and complexities associated with such a study.

F-B-13

DROPCAR, INC
Notes to Financial Statements
December 31, 2016 and 2015

Note F — Income Taxes (continued)

Additionally, U.S. tax laws limit the time during which these carryforwards may be applied against future taxes. Therefore, the Company may not be able to take full advantage of these carryforwards for Federal, state or local income tax purposes
Note G — Stockholders’ Equity
Common Stock
The Company has authorized 12,000,000 shares of common stock with a $0.0001 par value. The holders of common stock are entitled to one vote for each share of common stock held at the time of vote. On September 12, 2014, the Company issued 5,000,000 shares of common stock to the founders of the Company for $5,000.
Preferred Stock
The Company has authorized 2,806,282 shares of Preferred Stock with a $0.0001 par value of which 842,405 shares are designated “Series Seed Preferred” and 1,963,877 shares are designated “Series A Preferred Stock”.
Series Seed Preferred
In 2014, the Company issued 526,504 shares of Series Seed Preferred Stock for cash in the amount of $250,000. In 2015, the Company issued 315,901 shares of Series Seed Preferred Stock for cash in the amount of  $150,000.
Series A Preferred
In 2016, the Company issued 1,619,633 shares of Series A Preferred Stock which is comprised of 1,246,912 shares paid in cash in the amount of  $1,255,000, net of  $15,000 issuance costs, and 372,721 shares upon the conversion of convertible notes payable including accrued interest and a derivative liability in the amount of  $387,384.
Rights and Privileges
The rights and privileges of the preferred stock are summarized as follows:
Voting Privileges and Protective Features
Each holder of outstanding shares of Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of such Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. The holders of record of a majority of outstanding Preferred Stock shall be entitled to elect the majority of the directors of the Company. In liquidation, the Preferred Stockholders receive their original purchase price plus any dividends if declared.
The outstanding shares of Preferred Stock are convertible at the option of the holder into common shares on a one to one ratio and the conversion ratio is subject to certain anti-dilution provision.
For so long as any shares of Preferred Stock remain outstanding, the vote or written consent of the holders of the majority of the outstanding shares of Preferred Stock is necessary for the Company to conduct certain corporate actions, including but not limited to liquidation, windup or dissolution of the Company; certain amendments to the certificate of incorporation or bylaws of the Company; authorization or issuance of shares of any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to liquidation preference, the payment of dividends and rights of redemption

F-B-14

DROPCAR, INC
Notes to Financial Statements
December 31, 2016 and 2015

Note G — Stockholders’ Equity (continued)

or increase in the authorized number of shares of any series of capital stock; authorize the creation of, or issue, or authorize the issuance of any debt security unless such indebtedness was approved by the Board of Directors, and increase or decrease the authorized number of directors constituting the Board of Directors.
Note H — Options To Purchase Common Stock
As of December 31, 2016, the Company may grant options to purchase up to 1,031,166 shares of common stock as qualified and nonqualified stock options under the amended 2014 Option Plan (the “Plan”). Options granted under the Plan may be incentive stock options or nonqualified stock options. Incentive stock options may only be granted to employees. Options vest and become exercisable pursuant to each individual’s stock agreement, and the Company’s Board of Directors may issue fully and immediately vested shares of common stock or impose such vesting requirements, as it deems appropriate. Options are usually exercisable over 10 years after the grant date and five years from the date of the grant in the case of incentive stock options where the employee owns more than 10% of the combined voting power of all classes of stock. As of December 31, 2016, no options are outstanding under the 2014 Plan. As of December 31, 2015, 147,420 options were outstanding which were forfeited in 2016.
Note I — Related Party Transactions
During 2015, the Company issued convertible notes to certain Preferred Stockholders for a total of $325,000. (See Note D for details)
During December 31, 2016 and 2015 each of Mr. Richardson and Mr. Newman were indirectly compensated for their services to DropCar through payment to entities controlled by each of Mr. Richardson and Mr. Newman, respectively.
Note J — Subsequent Events
[1]
On February 17, 2017, the Company issued 147,291 shares of Series A Preferred Stock for proceeds of $150,000. The Company also issued 24,548 shares of Series A Preferred Stock for service received from third party valued at approximately $25,000.

[2]
On May 25, 2017, the Company issued in the aggregate of 1,031,166 shares of Common Stock to its founders for $2,000.

[3]
On April 5, 2017, the Company issued convertible notes totaling $2,240,000 with warrants to purchase common stocks in aggregate of 1,160,621 shares at an exercise price of  $3.22 per warrant. These notes had a maturity date of one year from the date of issuance, and interest accrues at a rate of 6% per annum, compounded annually. These notes can be converted at $1.93 per share of common stock.

[4]
On February 21, 2017, the Company entered into a nonbinding term sheet for acquisition of all outstanding equity of the Company by means of a merger, contribution or share exchange with a public company. There can be no assurance that the transaction will occur.

F-B-15

DropCar, Inc.
BALANCE SHEET
(Unaudited)
September 30, 2017
ASSETS
CURRENT ASSETS:
Cash	$44,752
Accounts receivable, net	158,235
Prepaid expenses and other current assets	58,462
Total Current Assets	261,449
Property and equipment, net	6,217
Capitalized software costs, net	628,322
Security deposits	3,000
TOTAL ASSETS	$898,988
LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$982,733
Deferred income	206,450
Accrued interest	70,803
Convertible notes payable, net	2,319,463
Total Current Liabilities	3,579,449
TOTAL LIABILITIES	3,579,449
COMMITMENTS AND CONTINGENCIES (NOTE E)
STOCKHOLDERS’ DEFICIT:
Series seed preferred stock, $0.0001 par value; 842,405 shares authorized, issued and outstanding	84
Series A preferred stock, $0.0001 par value; 1,963,877 shares authorized, 1,868,693 shares at September 30, 2017 issued and outstanding	187
Common stock, $0.0001 par value; 12,000,000 shares authorized, 6,862,024 shares at September 30, 2017 issued and outstanding	686
Additional paid in capital	4,371,102
Accumulated deficit	(7,052,520)
TOTAL STOCKHOLDERS’ DEFICIT	(2,680,461)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$898,988

The accompanying notes are an integral part of these financial statements
F-B-16

DropCar, Inc.
STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
NET SERVICE REVENUES	$1,269,556	$538,656	$2,797,409	$1,071,353
COST OF SERVICES	1,255,536	369,463	2,489,902	751,961
GROSS PROFIT	14,020	169,193	307,507	319,392
OPERATING EXPENSES
Selling, general and administrative expenses	2,490,771	404,106	4,550,543	1,031,652
Depreciation and amortization	45,575	24,445	136,402	50,080
TOTAL OPERATING EXPENSES	2,536,346	428,551	4,686,945	1,081,732
OPERATING LOSS	(2,522,326)	(259,358)	(4,379,438)	(762,340)
Interest expense, net	(380,598)	—	(708,991)	(45,514)
NET LOSS	$(2,902,924)	$(259,358)	$(5,088,429)	$(807,854)

The accompanying notes are an integral part of these financial statements
F-B-17

DropCar, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
(Unaudited)
	Series Seed Preferred Stock		Series A Preferred Stock		Common Stock		Subscription Receivable	Additional Paid-in Capital	Accumulated (Deficit)	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2016	842,405	$84	1,619,633	$162	5,000,000	$500	$(69,960)	$2,116,598	$(1,964,091)	$83,293
Issuance of Series A Preferred stock	—	—	224,512	23	—	—	69,960	149,985	—	219,968
Issuance of Series A Preferred stock for services	—	—	24,548	2	—	—	—	24,998	—	25,000
Fair value of Warrants issued with convertible notes	—	—	—	—	—	—	—	1,395,707	—	1,395,707
Issuance of Common stock to Officers	—	—	—	—	1,862,024	186		545,914	—	546,100
Stock based compensation								137,900		137,900
Net loss									(5,088,429)	(5,088,429)
Balances, September 30, 2017	842,405	$84	1,868,693	$187	6,862,024	$686	$—	$4,371,102	$(7,052,520)	$(2,680,461)

The accompanying notes are an integral part of these financial statements
F-B-18

DropCar, Inc.
STATEMENTS OF CASH FLOWS
(Unaudited)
	For the Nine Months Ended September 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,088,429)	$(807,854)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	136,402	50,080
Bad debt provision	42,057
Amortization of debt discount and deferred financing costs	638,370	—
Stock based compensation	709,000	—
Changes in operating assets and liabilities:
Accounts receivable	(138,582)	(42,432)
Deposit	—	(3,000)
Prepaid expenses and other current assets	(39,845)	8,241
Accounts payable and accrued expenses	565,287	94,503
Accrued interest	70,803	44,412
Deferred income	125,174	73,621
NET CASH USED IN OPERATING ACTIVITIES	(2,979,763)	(582,429)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(6,600)	—
Capitalization of software costs	(317,019)	(288,247)
NET CASH USED IN INVESTING ACTIVITIES	(323,619)	(288,247)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Series A Preferred Stock and subscription receivable	219,968	850,000
Proceeds from issuance of convertible notes and warrants	3,340,000	—
Offering costs – Convertible Notes	(263,200)	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,296,768	850,000
Net decrease in cash	(6,614)	(20,676)
Cash, beginning of period	51,366	57,942
Cash, end of period	$44,752	$37,266
SUPPLEMENTAL CASH FLOW INFORMATION:
NON-CASH FINANCING ACTIVITIES:
Issuance of Preferred Stock in settlement of convertible notes, derivative and accrued interest	$—	$387,384
Fair value of stock warrants related to convertible notes	$1,395,707	$—
Fair value of common stock sold to founders	$684,000	$—

The accompanying notes are an integral part of these financial statements
F-B-19

dropcar, inc.
(Unaudited)
Notes to Financial Statements
September 30, 2017 and 2016
Note A — Organization and Business
DropCar, Inc. (the “Company”) was incorporated on September 12, 2014 in the State of Delaware. The Company delivers a comprehensive Vehicle Support Platform (VSP) to consumers, real estate developers, and automotive partners. Platform services include on demand parking solutions, maintenance and repairs, business-to-business lead generation, and logistics software. The Company primarily operates in the New York City area.
Plan of Merger and Reorganization Agreement:
On September 6, 2017, WPCS International Incorporated, a Delaware corporation (“WPCS”), DC Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of WPCS (“Merger Sub”), and DropCar, Inc., a Delaware corporation (“DropCar”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into DropCar, with DropCar becoming a wholly-owned subsidiary of the WPCS and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.
Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger (the “Closing”), (a) each outstanding share of DropCar common stock and DropCar preferred stock will be converted into the right to receive a number of shares of WPCS’s common stock (“WPCS Common Stock”) equal to the Exchange Ratio (as defined below); and (b) each outstanding DropCar warrant that has not previously been exercised prior to the Closing will be converted into a right to receive warrants to purchase shares of WPCS Common Stock.
Under the exchange ratio formula in the Merger Agreement (the “Exchange Ratio”), as of immediately after the Merger, the former DropCar securityholders (including the investors in the WPCS Closing Financing (as defined below) and certain DropCar advisors (Alpha Capital Anstalt and Palladium Capital Advisors)) are expected to own approximately 85% of the outstanding shares of the WPCS Common Stock on a fully-diluted basis and securityholders of WPCS as of immediately prior to the Merger are expected to own approximately 15% of the outstanding shares of WPCS Common Stock on a fully-diluted basis. The Exchange Ratio and respective ownership of the DropCar securityholders and existing WPCS equity holders is subject to adjustment in the event that the WPCS’s “Net Cash” (as defined in the Merger Agreement) is less than, or greater than, $419,000 as of the Closing. For purposes of calculating the Exchange Ratio, the number of outstanding shares of WPCS Common Stock immediately before the Merger takes into account the dilutive effect, calculated using the Treasury Method under U.S. GAAP, of the shares of WPCS Common Stock underlying options (but not warrants) outstanding as of the date of the Merger Agreement using an assumed value of  $2.50 per share of WPCS Common Stock. In addition, the shares underlying warrants to purchase DropCar common stock will be included in the DropCar 85% allocation. All the shares of WPCS’s convertible preferred stock and options and warrants to purchase shares of WPCS Common Stock will remain outstanding after the Merger and all outstanding DropCar warrants will be exchanged for warrants to purchase WPCS Common Stock based upon the Exchange Ratio. No fractional shares will be issued in the Merger; rather, WPCS will pay cash in lieu of any such fractional shares.

F-B-20

dropcar, inc.
(Unaudited)
Notes to Financial Statements
September 30, 2017 and 2016

Note A — Organization and Business (continued)

As a condition to the Closing, DropCar is obligated to raise up to $5 million, but not less than $4 million, in equity financing (the “Company Closing Financing”). The Company Closing Financing is expected to close immediately prior to or simultaneously with the Closing. In addition, the consummation of the Merger is subject to customary conditions, including, without limitation, (a) approval by the WPCS and DropCar stockholders of the Merger Agreement and the transactions contemplated thereby; (b) the absence of any law, order, injunction or other legal restraint prohibiting the Merger; and (c) receipt of approval from NASDAQ to list the shares of WPCS common stock on the NASDAQ Capital Market post-Merger. Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including, without limitation, (i) the accuracy of the other party’s representations and warranties (subject to customary qualifiers), and (ii) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary qualifiers). The Merger Agreement contains specified termination rights for both WPCS and DropCar, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of  $250,000, which, under specified circumstances, may include reimbursement for various expenses incurred in connection with the proposed Merger up to a maximum of  $125,000. As of November 21, 2017, the merger has not yet been completed.
Note B — Summary of Significant Accounting Policies
1.
Basis of reporting and significant accounting policies

The accompanying unaudited financial statements of DropCar, Inc. have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.
In the opinion of management, these interim unaudited financial statements contain all of the adjustments of a normal and recurring nature which are considered necessary for a fair presentation of the financial position of the Company and the results of its operations and cash flows for the periods presented. The results of operations for the three and nine months ended September 30, 2017 and 2016, respectively, are not necessarily indicative of the operating results for the entire year. These financial statements should be read in conjunction with the annual financial statements and related disclosures for the year ended December 31, 2016.
2.
Liquidity and basis of presentation:

The accompanying financial statements have been prepared on a going concern basis. As shown in the accompanying financial statements, the Company has incurred substantial losses since inception. At September 30, 2017, the Company had a working capital deficit of  $3,318,000. For the nine months ended September 30, 2017 and 2016, the Company had net losses of  $5,088,429 and $807,854, respectively. For the three months ended September 30, 2017 and 2016, the Company had net losses of  $2,902,924 and $259,358. Additionally, as of September 30, 2017, the Company had an accumulated deficit of  $7,052,520 and a stockholders’ deficit of  $2,680,461. Collectively, these factors raise substantial doubt regarding the Company’s ability to continue as going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded assets amounts and classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

F-B-21

dropcar, inc.
(Unaudited)
Notes to Financial Statements
September 30, 2017 and 2016

Note B — Summary of Significant Accounting Policies (continued)

Management believes that in order for the Company to meet its obligations arising from normal business operations through November 2018 that the Company requires (i) additional capital either in the form of common stock, preferred stock or debt and/or (ii) increase sales volume that will generate sufficient operating profit and cash flows to fund operations. Without additional capital or sales volume, the Company’s ability to continue to operate will be limited.
Based on the Company’s current cash usage expectations and the issuance of  $1,600,000 of convertible notes in October and November 2017, management believes it will not have sufficient liquidity to fund its operations for the next 12 months. Management is actively seeking additional financing from the issuance of debt and/or equity securities. Management cannot provide any assurance that the Company will be successful in accomplishing any of its plans to raise debt or equity financing or generate significant sales.
3.
Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the useful life of capitalized software and assumptions used in the valuation of options and warrants.
4.
Accounts receivable:

Accounts receivable are carried at original invoice amount less an estimate made for holdbacks and doubtful receivables based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions and sets up an allowance for doubtful accounts when collection is uncertain. Customers’ accounts are written off when all attempts to collect have been exhausted. Recoveries of accounts receivable previously written off are recorded as income when received. At September 30, 2017 and December 31, 2016 the accounts receivable reserve was approximately $42,000 and $0, respectively.
5.
Capitalized software:

Costs related to website and internal-use software development are accounted for in accordance with Accounting Standards Codification (“ASC”) Topic 350-50 — “Intangibles — Website Development Costs”. Such software is primarily related to the Company’s websites and mobile apps, including support systems. The Company begins to capitalize its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Costs incurred prior to meeting these criteria are expensed as incurred and recorded within general and administrative expenses within the accompanying statements of operations. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated between two to three years. Costs incurred for enhancements that are expected to result in additional features or functionality are capitalized and amortized over the estimated useful life of the enhancements, generally between two and three years.
The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future

F-B-22

dropcar, inc.
(Unaudited)
Notes to Financial Statements
September 30, 2017 and 2016

Note B — Summary of Significant Accounting Policies (continued)

undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There were no impairments of long-lived assets for the periods ended September 30, 2017 and 2016.
6.
Convertible notes with variable conversion options:

The Company has issued convertible notes, some of which contain variable conversion options, whereby the outstanding principal and accrued interest may be converted, by the holder, into common shares at a fixed discount to the price of the common stock at the time of conversion. The Company accounts for these convertible notes as stock settled debt under ASC Topic 480, “Distinguishing Liabilities from Equity” and measures the fair value of the notes at the time of issuance, which is the result of the share price discount at the time of conversion, and records the conversion discount amortization as accretion to interest expense to the date of the first conversion in 2016.
7.
Revenue recognition:

The Company provides a variety services to its customers through a mobile application platform for a variety of services including valet, parking, maintenance and repairs as well as business-to-business services. The majority of its contracts are month-to-month subscription contracts with fixed monthly or contract term fees. Revenue for these contracts is recognized ratably over the service term, which are generally one month.
Monthly Subscriptions
The Company offers a selection of subscriptions which can include parking, valet, and access to other services. The contract terms are on a month-to-month subscription contract with fixed monthly or contract term fees. Revenue for these contracts is recognized ratably over the service term.
On Demand Valet and Parking Services
The Company offers its customers on demand services through their mobile application. The customer is billed at an hourly rate upon completion of the services.
DropCar 360 Services
The Company offers an additional service to its customers by offering to take the vehicle for inspection, maintenance, or to fill up with gas. The customers are charged a fee in addition to the cost of the third party services provided. The Company records the third party costs as both revenue and cost of services.
Business-To-Business
The Company also has contracts with car dealerships in moving their fleet of cars. Revenue for these services is recognized when all of the following criteria have been met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed and determinable; and (4) collectability is reasonably assured.
8.
Cost of services:

Cost of services reflects the aggregate costs incurred in delivering the services for its customers and includes expenses for personnel costs, parking lot costs, and transportation expenses associated with providing the service.

F-B-23

dropcar, inc.
(Unaudited)
Notes to Financial Statements
September 30, 2017 and 2016

Note B — Summary of Significant Accounting Policies (continued)

9.
Sales and marketing:

Advertising and marketing costs are expensed as incurred. Advertising and marketing costs recognized in the statement of operations for the nine months ended September 30, 2017 and 2016 were $159,095 and $37,649 respectively. Advertising and marketing expense for the three months ended September 30, 2017 and 2016, were $65,903 and $13,856, respectively.
10.
Stock-based compensation:

The Company accounts for all stock options using a fair value-based method. The fair value of each stock option granted to employees is estimated on the date of the grant using the Black-Scholes option-pricing model and the related stock-based compensation expense is recognized over the vesting period during which an employee is required to provide service in exchange for the award. The fair value of the options granted to non-employees is measured and expensed as the options vest. The Company’s employee stock option plan was terminated in May 2017.
11.
Fair value of financial instruments:

The Company’s financial instruments are measured and recorded at fair value based on inputs and assumptions that market participants would use in pricing an asset or a liability. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, management considers the principal or most advantageous market in which the Company would transact, and also considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
Fair value is determined for assets and liabilities using a three-tiered value hierarchy into which these assets and liabilities are grouped based upon significant inputs as follows:
•
Level 1 — Quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Observable inputs, other than Level 1 prices, such as quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the lack of significance of the observable parameters to the overall fair value measurement. However, the fair value determination for Level 3 financial instruments may consider some observable market inputs.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. The carrying values of cash, accounts receivable, other current assets, convertible notes and accounts payable approximate fair value due to the short-term nature of these items.
12.
Income Taxes:

The Company accounts for income taxes using the asset-and-liability method in accordance with ASC Topic 740, “Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets

F-B-24

dropcar, inc.
(Unaudited)
Notes to Financial Statements
September 30, 2017 and 2016

Note B — Summary of Significant Accounting Policies (continued)

and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. A valuation allowance is recorded if it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized in future periods. At September 30, 2017 and 2016, the Company has recorded a full valuation allowance on its deferred tax assets.
The Company follows the guidance in ASC Topic 740-10 in assessing uncertain tax positions. The standard applies to all tax positions and clarifies the recognition of tax benefits in the financial statements by providing for a two-step approach of recognition and measurement. The first step involves assessing whether the tax position is more-likely-than-not to be sustained upon examination based upon its technical merits. The second step involves measurement of the amount to be recognized. Tax positions that meet the more-likely-than-not threshold are measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate finalization with the taxing authority.
13.
Recent issued Accounting Pronouncements:

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies that the Company adopts as of the specified effective date. Unless otherwise discussed, the Company does not believe that the impact of recently issued standards that are not yet effective will have a material impact on the Company’s financial position or results of operations upon adoption.
In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, as amended, which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the Company expects to receive for those goods or services. Topic 606 has an effective date of January 1, 2018. The Company is currently evaluating the method of adoption and the potential impact that these standards may have on its financial position and results of operations.
In November 2015, FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. ASU No. 2015-17 simplifies current guidance and requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet. ASU No. 2015-17 can be applied either prospectively or retrospectively and is effective for periods beginning after December 15, 2016, with early adoption permitted. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations.
In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842). The new standard requires that all lessees recognize the assets and liabilities that arise from leases on the balance sheet and disclose qualitative and quantitative information about its leasing arrangements. The new standard will be effective for the Company on January 1, 2020. The Company is currently evaluating the method of adoption and the potential impact that this standard may have on its financial position and results of operations.

F-B-25

dropcar, inc.
(Unaudited)
Notes to Financial Statements
September 30, 2017 and 2016

Note C — Capitalized Software
Capitalized software consists of the following:
September 30, 2017
Software	$861,099
Accumulated amortization	(232,777)
$628,322

Amortization expense for the nine months ended September 30, 2017 and 2016 was $136,020 and $50,080 respectively. Amortization expense for the three months ended September 30, 2017 and 2016, was $45,340 and $24,445, respectively. Expected future amortization expenses are: $46,000 in fourth quarter of 2017, $269,000 in 2018, $208,000 in 2019 and $105,000 in 2020.
Note D — Convertible Notes
[1]
During 2015, the Company issued convertible notes totaling $325,000. These notes all had a maturity date of one year from the date of issuance, and interest accrued at a rate of 4% per annum, compounded annually. These notes were convertible at a price of 85% per share for equity securities in future financing. The Company determined that these notes are stock settled debt under ASC 480. In addition the Company recorded $57,353 as a redemption derivative related to the conversion discount which created an equal debt discount. On February 29, 2016, the principal balance of these notes along with accrued interest and the redemption derivative were converted into 372,721 shares of Series A Preferred Stock.

Interest expense related to these notes, inclusive of the debt discount amortization was $44,412 and -$0- for the nine and three months periods ended September 30, 2016 respectively.
[2]
On April 5, 2017, the Company issued convertible notes totaling $2,240,000 with warrants to purchase an aggregate of 1,160,621 shares of Common Stock at an exercise price of  $3.22 per share. These notes have a maturity date of one year from the date of issuance, and interest accrues at a rate of 6% per annum, compounded annually. In the event of a qualifying offer as defined in the agreement, the holder has the option to receive cash or convert into the securities offered. These notes have an initial conversion price of  $1.93 per share of common stock. In conjunction with the issuance of these notes, the Company incurred $208,200 in financing costs which are being amortized over the term of the debt.

[3]
On August 29, 2017, the Company issued convertible notes totaling $1,000,000 with warrants and on September 27, 2017, an additional $100,000 with warrants to purchase an aggregate of 569,947 shares of Common Stock at an exercise price of  $3.22 per share. These notes have a maturity date of one year from the date of issuance, and interest accrues at a rate of 6% per annum, compounded annually. In the event of a qualifying offer as defined in the agreement, the holder has the option to receive cash or convert into the securities offered. These notes have an initial conversion price of  $1.93 per share of common stock. In conjunction with the issuance of these notes, the Company incurred $55,000 in financing costs which is being amortized over the term of the debt.

F-B-26

dropcar, inc.
(Unaudited)
Notes to Financial Statements
September 30, 2017 and 2016

Note D — Convertible Notes (continued)

The warrants were fair valued at the date of grant and recorded as debt discount.
Interest expense related to these notes inclusive of the debt discount amortization was $709,174 and $380,644 for the nine and three months periods ended September 30, 2017.
Note E — Commitments
[1]
Lease agreements:

The Company rented office space in New York City from July 2015 through May 2016 on a month-to-month basis at a monthly rent of approximately $1,200 per month. In June 2016, the Company rented office space in New York City on a month-to-month basis at a monthly rent of approximately $3,000 per month. In August 2017 the Company increased its office space, assuming a month to month rent of approximately $6,000.
For the nine months ended September 30, 2017 and 2016, rent expense was $33,000 and $20,890 respectively. For the three months ended September 30, 2017 and 2016, rent expense was $15,000 and $9,000 respectively.
[2]
Litigation:

During the ordinary course of its business activities, the Company may be contingently liable for litigation and a party to claims. Management believes that adequate provisions have been made where required for such contingencies. Although the extent of potential costs and losses, if any, is uncertain, management believes that the ultimate resolution of such contingencies will not have an adverse effect on the financial position, results of operations or cash flows of the Company. At year ended December 31, 2016 the Company had accrued approximately $160,000 in settlement of multiple employment disputes. At September 30, 2017, there remained approximately $23,000 accrued for settlement of employment disputes.
Note F — Stockholders’ Equity
Common Stock
The Company has authorized 12,000,000 shares of common stock with a $0.0001 par value. The holders of common stock are entitled to one vote for each share of common stock held at the time of vote.
On May 25, 2017, the Company issued in the aggregate of 1,031,166 shares of common stock to its founders as stock compensation, with an estimated fair value of  $257,792. The estimated fair value of such shares in excess of the price paid was recognized as additional stock-based compensation for financial reporting purposes.
During May 2017, the Founders of the Company purchased from Alpha 551,570 common shares and recorded a stock-based compensation charge on the difference of the fair value of  $137,900 and the amount paid by the founders.
On August 17, 2017, the Company issued in the aggregate of 830,858 shares of common stock to its founders as stock compensation, with an estimated fair value of  $288,308. The estimated fair value of such shares in excess of the price paid was recognized as additional stock-based compensation for financial reporting purposes.
Preferred Stock
The Company has authorized 2,806,282 shares of Preferred Stock with a $0.0001 par value of which 842,405 shares are designated “Series Seed Preferred” and 1,963,877 shares are designated “Series A Preferred Stock”.

F-B-27

dropcar, inc.
(Unaudited)
Notes to Financial Statements
September 30, 2017 and 2016

Note F — Stockholders’ Equity (continued)

Series A Preferred
In 2016, the Company issued 1,619,633 shares of Series A Preferred Stock which is comprised of 1,246,912 shares paid in cash in the amount of  $1,255,000, net of  $15,000 issuance costs, and 372,721 shares upon the conversion of convertible notes payable including accrued interest and a derivative liability in the amount of  $387,384. The change in the value of the fair value of the derivative instrument was de minimis.
On February 17, 2017, the Company issued 147,291 shares of Series A Preferred Stock for proceeds of $150,000. The Company also issued 24,548 shares of Series A Preferred Stock for service received from a third party fair valued at $25,000.
Note G — Warrants To Purchase Common Stock
Warrants
In April of 2017, Warrants for the purchase of 1,241,865 shares of Common Stock were issued with an exercise price of  $3.22 per share. These Warrants are fully vested and are exercisable for five years through April 5, 2021. The value of these warrants using the Black-Scholes option-pricing model was $987,158. At the date of grant, the Company recorded the fair value as debt discount to the convertible notes and will accrete up to face value over the term of the convertible notes.
In August and September of 2017, Warrants for the purchase of 606,216 shares of Common Stock were issued with an exercise price of  $3.22 per share. These Warrants are fully vested and are exercisable for five years through August 29, 2021. The value of these warrants using the Black-Scholes option-pricing model was $478,000. At the date of grant, the Company recorded the fair value as debt discount to the convertible notes and will accrete up to face value over the term of the convertible notes.
Note H — Related Party Transactions
During the nine months ending September 30, 2017 and 2016, each of Mr. Richardson and Mr. Newman were indirectly compensated for their services to Dropcar through payment to entities controlled by each of Mr. Richardson and Mr. Newman, respectively.
Note I —  Subsequent Events
From October 1, 2017 through November 16, 2017, the Company issued convertible notes totaling $1,600,000 with warrants to purchase 901,554 shares of common stock at an exercise price of  $3.22 per share. These notes have a maturity date of one year from issuance and accrue interest at 6% per annum. These notes have an initial conversion price of  $1.93 per share of common stock.

F-B-28

Annex A
AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION
among:
WPCS INTERNATIONAL INCORPORATED,
a Delaware corporation;
DC ACQUISITION CORPORATION,
a Delaware corporation; and
DROPCAR, INC.,
a Delaware corporation
Dated as of September 6, 2017

A-i

A-ii

A-iii

Exhibits and Schedules:
Exhibit A	Definitions
Exhibit B-1	Form of WPCS Stockholder Support Agreement with WPCS Officers, Directors and certain 5% Stockholders
Exhibit B-2	Form of WPCS Stockholder Support Agreement with certain 5% Stockholders
Exhibit C-1	Form of Company Stockholder Support Agreement with Company Officers and Directors and certain 5% Stockholders
Exhibit C-2	Form of Company Stockholder Support Agreement with certain 5% Stockholders
Exhibit D	WPCS Allocation Percentage Adjustment Formula
Schedule 5.14	Directors
A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
This Agreement and Plan of Merger and Reorganization (this “Agreement”) is made and entered into as of September 6, 2017, by and among WPCS International Incorporated, a Delaware corporation (“WPCS”), DC Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of WPCS (“Merger Sub”), and DropCar, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
Recitals
A.   WPCS and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of WPCS.
B.   The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
C.   The WPCS Board, acting upon the recommendation of a special committee formed by the WPCS Board for the purpose of evaluating and negotiating strategic alternatives and/or transactions for WPCS (a) has approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of WPCS Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and determined that this Agreement is in the best interests of WPCS’ stockholders, (b) has approved and declared advisable the Merger, on the terms and subject to the conditions provided for in this Agreement and the Contemplated Transactions, and determined that the Merger is in the best interests of WPCS’ stockholders, (c) has reviewed the terms of this Agreement and the Merger and determined that such terms are fair to WPCS’ stockholders, and (d) upon the terms and conditions set forth herein, will recommend adoption by WPCS’ stockholders of this Agreement and the Merger and (e) has taken all necessary action to render inapplicable the restrictions of any takeover statute to the Merger and the Transactions; and, if deemed necessary by the Parties, will take all necessary action to amend WPCS’s certificate of incorporation to effect the WPCS Reverse Stock Split.
D.   The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.
E.   The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.
F.   Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain officers, directors and certain 5% or greater stockholders of WPCS and certain other 5% or greater stockholders (together with their Affiliates) of WPCS, each as listed on Section A of the WPCS Disclosure Schedule (solely in their capacity as stockholders of WPCS) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B-1 and B-2, respectively (the “WPCS Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of WPCS in favor of the approval of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.
G.   Concurrently with the execution and delivery of this Agreement and as a condition and inducement to WPCS’s willingness to enter into this Agreement, certain officers, directors and certain 5% or greater stockholders of the Company and certain other 5% or greater stockholders (together with their Affiliates) of the Company, each as listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing support agreements in favor of WPCS in substantially the form attached hereto as Exhibit C-1 and Exhibit C-2, respectively (the “Company

Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.
H.   It is expected that the issuance of shares of WPCS Common Stock to the stockholders of the Company pursuant to the Merger will result in a change of control of WPCS.
I.   As provided for in the Company Stockholder Support Agreement, within two Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s Organizational Documents will execute and deliver an action by written consent adopting this Agreement in a form reasonably acceptable to WPCS, in order to obtain the Required Company Stockholder Vote (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).
J.   Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers, directors and stockholders of WPCS listed on Section A of the WPCS Disclosure Schedule are executing lock-up agreements in the form mutually agreed upon between WPCS and the Company.
K.   Concurrently with the execution and delivery of this Agreement and as a condition and inducement to WPCS’ willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Schedule are executing lock-up agreements in the form mutually agreed upon between WPCS and the Company.
Agreement
The Parties, intending to be legally bound, agree as follows:
Section 1   Description of Transaction
1.1   The Merger.   Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).
1.2   Effects of the Merger.   The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As a result of the Merger, the Company will become a wholly owned subsidiary of WPCS.
1.3   Closing; Effective Time.   Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, New York 10017, as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as WPCS and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to WPCS and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of WPCS and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4   Certificate of Incorporation and Bylaws; Directors and Officers.   At the Effective Time:
(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation;
(b) the certificate of incorporation of WPCS shall be identical to the certificate of incorporation of WPCS immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation; provided, however, that at the Effective Time, WPCS shall file an amendment to its certificate of incorporation to (i) change the name of WPCS to “DropCar, Inc.” (ii) effect the WPCS Reverse Stock Split (to the extent applicable and necessary) and (iii) make such other changes as are mutually agreeable to WPCS and the Company;
(c) the bylaws of the Surviving Corporation shall be identical to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;
(d) the directors of WPCS, each to hold office in accordance with the certificate of incorporation and bylaws of WPCS, shall be as set forth in Section 5.14; and
(e) the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors of WPCS as set forth in Section 5.14, after giving effect to the provisions of Section 5.14.
1.5   Conversion of Shares.
(a) At the Effective Time, by virtue of the Merger and without any further action on the part of WPCS, Merger Sub, the Company or any stockholder of the Company or WPCS:
(i) any shares of Company Capital Stock held as treasury stock or held or owned by the Company or Merger Sub, or any Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and
(ii) subject to Section 1.5(c), each share of Company Capital Stock (including any shares of Company Capital Stock issued pursuant to the Company Closing Financing) outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be converted solely into the right to receive a number of shares of WPCS Common Stock calculated in accordance with the Exchange Ratio (the “Merger Consideration”).
(b) If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of WPCS Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of WPCS Common Stock shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, WPCS is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.
(c) No fractional shares of WPCS Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of WPCS Common Stock (after aggregating all fractional shares of WPCS Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of WPCS Common Stock on the NASDAQ Capital Market (or such other NASDAQ market on which the WPCS Common Stock then trades) on the date the Merger becomes effective.

(d) Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.
(e) If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or WPCS Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the WPCS Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock and WPCS Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or WPCS to take any action with respect to Company Capital Stock or WPCS Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.
(f) All Company Warrants outstanding immediately prior to the Effective Time shall be treated in accordance with Section 5.5.
1.6   Calculation of Net Cash.
(a) Not less than six Business Days prior to the anticipated date for Closing (the “Anticipated Closing Date”), WPCS will deliver to the Company a schedule (the “Net Cash Schedule”) setting forth, in reasonable detail, WPCS’s good faith, estimated calculation of Net Cash (using an estimate of WPCS’s accounts receivable, accounts payable and accrued expenses, in each case as of the Anticipated Closing Date and determined in a manner substantially consistent with the manner in which such items were determined for WPCS’s most recent SEC filings) (the “Net Cash Calculation” and the date of delivery of such schedule, the “Delivery Date”) of Net Cash as of the close of business on the last Business Day prior to the Anticipated Closing Date (the “Cash Determination Time”) prepared and certified by WPCS’s Chief Financial Officer (or if there is no Chief Financial Officer, the principal accounting officer for WPCS). WPCS shall make available to the Company, as reasonably requested by the Company, the work papers and back-up materials used or useful in preparing the Net Cash Schedule and, if requested by the Company, WPCS’s accountants and counsel at reasonable times and upon reasonable notice.
(b) Within four Business Days after the Delivery Date (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Net Cash Calculation by delivering a written notice to that effect to WPCS (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the Net Cash Calculation.
(c) If, on or prior to the Response Date, (i) the Company notifies WPCS in writing that it has no objections to the Net Cash Calculation or (ii) the Company fails to deliver a Dispute Notice as provided in Section 1.6(b), then the Net Cash Calculation as set forth in the Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for purposes of this Agreement.
(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of WPCS and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Net Cash, which agreed upon Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for purposes of this Agreement.
(e) If Representatives of WPCS and the Company are unable to negotiate an agreed-upon determination of Net Cash as of the Cash Determination Time pursuant to Section 1.6(d) within three calendar days after delivery of the Dispute Notice (or such other period as WPCS and the Company may mutually agree upon), then any remaining disagreements as to the calculation of Net Cash shall be referred to an independent auditor of recognized national standing jointly selected by WPCS and the Company (the

“Accounting Firm”). WPCS shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Net Cash Schedule, and WPCS and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten calendar days of accepting its selection. The Company and WPCS shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and WPCS. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Net Cash made by the Accounting Firm shall be made in writing delivered to each of WPCS and the Company, shall be final and binding on WPCS and the Company and shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash at the Cash Determination Time for purposes of this Agreement. The Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between WPCS and the Company in the same proportion that the disputed amount of the Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Net Cash amount. If this Section 1.6(e) applies as to the determination of the Net Cash at the Cash Determination Time described in Section 1.6(a), upon resolution of the matter in accordance with this Section 1.6(e), the Parties shall not be required to determine Net Cash again even though the Closing Date may occur later than the Anticipated Closing Date, except that either WPCS or the Company may request a redetermination of Net Cash if the Closing Date is more than 60 calendar days after the Anticipated Closing Date.
1.7   Closing of the Company’s Transfer Books.   At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.
1.8   Surrender of Certificates.
(a) On or prior to the Closing Date, WPCS and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, WPCS shall deposit with the Exchange Agent: (i) evidence of book-entry shares representing the WPCS Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c). The WPCS Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”
(b) Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as WPCS may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for book-entry shares of WPCS Common Stock. Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or WPCS: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor book-entry shares representing the Merger Consideration (in a number of whole shares of WPCS Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of WPCS Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Company Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive book-entry shares of WPCS Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of WPCS Common Stock). If any Company Stock Certificate shall have been lost, stolen or destroyed, WPCS may, in its discretion and as a condition precedent to the delivery of any shares of WPCS Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying WPCS against any claim suffered by WPCS related to the lost, stolen or destroyed Company Stock Certificate or any WPCS Common Stock issued in exchange therefor as WPCS may reasonably request.
(c) No dividends or other distributions declared or made with respect to WPCS Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of WPCS Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).
(d) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date that is 180 days after the Closing Date shall be delivered to WPCS upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.8 shall thereafter look only to WPCS for satisfaction of their claims for WPCS Common Stock, cash in lieu of fractional shares of WPCS Common Stock and any dividends or distributions with respect to shares of WPCS Common Stock.
(e) Each of the Exchange Agent, WPCS and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Company Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law. To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
(f) No Party shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of WPCS Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Law.
1.9   Appraisal Rights.
(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.
(b) The Company shall give WPCS prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands. The Company shall not, without WPCS’s prior written consent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

1.10   Further Action.   If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.
1.11   Tax Consequences.   For United States federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations.
Section 2   Representations and Warranties of the Company
Subject to Section 10.13(h), except as set forth in the written disclosure schedule delivered by the Company to WPCS (the “Company Disclosure Schedule”), the Company represents and warrants to WPCS and Merger Sub as follows:
2.1   Due Organization; Subsidiaries; Etc.
(a) Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.
(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.
(c) The Company has no Subsidiaries, except for the Entities identified in Section 2.1(c) of the Company Disclosure Schedule; and neither the Company nor any of the Entities identified in Section 2.1(c) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity other than the Entities identified in Section 2.1(c) of the Company Disclosure Schedule. The Company owns directly or indirectly, a majority of the capital stock or other equity interests of each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is and or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
2.2   Organizational Documents.   The Company has delivered to WPCS accurate and complete copies of the Organizational Documents of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.
2.3   Authority; Binding Nature of Agreement.   The Company and each of its Subsidiaries have all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated

Transactions. This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by WPCS and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.
2.4   Vote Required.   The affirmative vote of the holders of a majority of the shares of Company Common Stock and Company Preferred Stock each outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon, voting as a single class (the “Required Company Stockholder Vote”), is the only vote of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.
2.5   Non-Contravention; Consents.   Subject to obtaining the Required Company Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(a) contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;
(b) contravene, conflict with or result in a material violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries, is subject;
(c) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries or otherwise relates to the business of the Company or its Subsidiaries or any of the assets owned, leased or used by them;
(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).
Except for (i) any Consent set forth on Section 2.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, neither the Company nor any of its Subsidiaries was, is, or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions, including, but not limited to, all consents required to consummate each of the Company Closing Financing and, if required, the Additional Financing. The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.
2.6   Capitalization, Etc.
(a) The capitalization of the Company is as set forth in Section 2.6(a) of the Company Disclosure Schedules.

(b) All of the outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. Except as set forth on Section 2.6(b) of the Company Disclosure Schedules, none of the outstanding shares of Company Common Stock or Company Preferred Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. Except as set forth on Section 2.6(b) of the Company Disclosure Schedules, none of the outstanding shares of Company Common Stock or Company Preferred Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of  (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each share of Company Preferred Stock is convertible into one share of Company Common Stock.
(c) Except as set forth on Section 2.6(c) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the Company Capital Stock or other securities of the Company or any of its Subsidiaries except as may be applicable in connection with the Company Closing Financing; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries except as may be applicable in connection with the Company Closing Financing; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any of its Subsidiaries. As of the Closing Date, the only outstanding securities of the Company will be the Company Common Stock and the Company Warrants. As of the Closing Date, the Company will not have any Company Preferred Stock, convertible debt or options outstanding.
(d) All outstanding shares of Company Common Stock, Company Preferred Stock and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.
2.7   Financial Statements.
(a) Section 2.7(a) of the Company Disclosure Schedule includes true and complete copies of  (i) the Company’s audited consolidated balance sheets at December 31, 2016 and 2015 and (ii) the Company’s audited consolidated statements of income, cash flow and stockholders’ equity for the years ended December 31, 2016 and 2015 (collectively, the “Company Audited Financials”). The Company Audited Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Company Audited Financials) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (B) fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein. Section 2.7(a) of the Company Disclosure Schedule includes true and complete copies of  (i) the Company’s unaudited consolidated balance at June 30, 2017 (the “Company Unaudited Interim Balance Sheet”) and (ii) the Company’s unaudited consolidated statement of income for the six months ended June 30, 2017 (the “Interim Company Financials”). The Interim Company Financials have been prepared in accordance with GAAP (except for the inclusion of footnotes and other presentation items that may be required by GAAP) and fairly present in all material respects the financial position and operating results (subject to normal and recurring year-end adjustments) of the Company and its consolidated Subsidiaries as of the date and for the period included therein.
(b) Each of the Company and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and its Subsidiaries in conformity with GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets; (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
(c) Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to WPCS accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company or any of its Subsidiaries since January 1, 2015.
(d) Since January 1, 2014, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2014, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company, any of its Subsidiaries, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.
2.8   Absence of Changes.   Except as set forth on Section 2.8 of the Company Disclosure Schedule, between December 31, 2016 and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been (a) any Company Material Adverse Effect or (b) any action, event or occurrence that would have required consent of WPCS pursuant to Section 4.2(b) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
2.9   Absence of Undisclosed Liabilities.   As of the date hereof, neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be reflected in the financial statements in accordance with GAAP) (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities identified as such in the “liabilities” column of the Company Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by the Company or its Subsidiaries since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business and which are not in excess of  $200,000 in the aggregate; (c) Liabilities for performance of obligations of the Company or any of its Subsidiaries under Company Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities listed in Section 2.9 of the Company Disclosure Schedule.
2.10   Title to Assets.   Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11   Real Property; Leasehold.   Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to WPCS (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.
2.12   Intellectual Property.
(a) The Company, directly or through any of its Subsidiaries, owns, or has the right to use, and has the right to bring actions for the infringement of, all Company IP Rights, except for any failure to own or have such right to use, or have the right to bring actions that would not reasonably be expected to have a Company Material Adverse Effect.
(b) Section 2.12(b) of the Company Disclosure Schedule is an accurate, true and complete listing of all Company Registered IP.
(c) Section 2.12(c) of the Company Disclosure Schedule accurately identifies (i) all Company IP Rights licensed to the Company or any of its Subsidiaries (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials, (C)(1) agreements between the Company and its respective employees and consultants or (2) non-disclosure or other template agreements entered into in the Ordinary Course of Business and (D) any confidential information provided under confidentiality agreements), (ii) the corresponding Company Contract pursuant to which such Company IP Rights are licensed to the Company or any of its Subsidiaries and (iii) whether the license or licenses granted to the Company or any of its Subsidiaries are exclusive or non-exclusive.
(d) Section 2.12(d) of the Company Disclosure Schedule accurately identifies each Company Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company IP Rights (other than (i) any confidential information provided under confidentiality agreements; (ii) any non-disclosure or other template agreements entered into in the Ordinary Course of Business, and (iii) any Company IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such supplier or service providers to provide services for the Company’s benefit).
(e) Neither the Company nor any of its Subsidiaries is bound by, and no Company IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of the Company or any of its Subsidiaries to use, exploit, assert, or enforce any Company IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted.
(f) The Company or one of its Subsidiaries exclusively owns all right, title, and interest to and in Company IP Rights (other than (i) Company IP Rights exclusively and non-exclusively licensed to the Company or one of its Subsidiaries, as identified in Section 2.12(c) of the Company Disclosure Schedule, (ii) any non-customized software that (A) is licensed to the Company or any of its Subsidiaries solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (B) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services and (iii) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials), in each case, free and clear of any Encumbrances (other than Permitted Encumbrances). Without limiting the generality of the foregoing:
(i) All documents and instruments necessary to register or apply for or renew registration of Company Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not reasonably be expected to have a Company Material Adverse Effect.

(ii) Each Person who is or was an employee or contractor of the Company or any of its Subsidiaries and who is or was involved in the creation or development of any Company IP Rights purported to be owned by the Company has signed a valid, enforceable agreement containing an assignment of such Intellectual Property to the Company or such Subsidiary and confidentiality provisions protecting trade secrets and confidential information of the Company and its Subsidiaries.
(iii) No current or former stockholder, officer, director, or employee of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any Company IP Rights. To the Knowledge of the Company, no employee of the Company or any or any of its Subsidiaries is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or such Subsidiary or (b) in breach of any Contract with any former employer or other Person concerning Company IP Rights purported to be owned by the Company or confidentiality provisions protecting trade secrets and confidential information comprising Company IP Rights.
(iv) No funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any Company IP Rights in which the Company or any of its Subsidiaries has an ownership interest.
(v) The Company and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company or such Subsidiary holds, or purports to hold, as a trade secret.
(vi) Neither the Company nor any of its Subsidiaries has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP Rights to any other Person.
(vii) The Company IP Rights constitute all Intellectual Property necessary for the Company and its Subsidiaries to conduct its business as currently conducted.
(g) The Company has delivered or made available to WPCS, a complete and accurate copy of all Company IP Rights Agreements. The Company is not a party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any Company IP Rights or impair the right of the Company or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any Company IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. With respect to each of the Company IP Rights Agreements: (i) each such agreement is valid and binding on the Company or its Subsidiaries, as applicable, and in full force and effect; (ii) the Company has not received any notice of termination or cancellation under such agreement, or received any notice of breach or default under such agreement, which breach has not been cured or waived; and (iii) neither the Company nor its Subsidiaries, and to the Knowledge of the Company, no other party to any such agreement, is in breach or default thereof in any material respect.
(h) The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by the Company or any of its Subsidiaries does not violate or constitute a breach of any license or agreement between the Company or its Subsidiaries and any third party, and, to the Knowledge of the Company, does not infringe or misappropriate any Intellectual Property right of any other party. To the Knowledge of the Company, no third party is infringing upon, or misappropriating, or violating any license or agreement with the Company or its Subsidiaries relating to any Company IP Rights.
(i) There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any Company IP Rights, nor has the Company or any of its Subsidiaries received any written notice asserting that any Company IP Rights or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other third party.
(j) Each item of Company IP Rights that is Company Registered IP is and at all times has been filed and maintained in compliance with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to have a Company Material Adverse Effect.
(k) To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used, or applied for by the Company or any of its Subsidiaries conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other third party. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which the Company or any of its Subsidiaries has or purports to have an ownership interest has been impaired as determined by the Company or any of its Subsidiaries in accordance with GAAP.
(l) Except as set forth in Sections 2.12(c) or 2.12(d) of the Company Disclosure Schedule (i) neither the Company nor any of its Subsidiaries is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other third party with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) neither the Company nor any of its Subsidiaries has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another third party for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
2.13   Agreements, Contracts and Commitments.
(a) Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):
(i) each Company Contract relating to any material bonus, deferred compensation, severance, incentive compensation, change of control, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;
(ii) each Company Contract requiring payments by the Company after the date of this Agreement in excess of  $50,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services, not terminable by the Company or its Subsidiaries on 90 calendar days’ or less notice without liability, except to the extent general principles of wrongful termination law may limit the Company’s, its Subsidiaries’ or such successor’s ability to terminate employees at will;
(iii) each Company Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;
(iv) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(v) each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;
(vi) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of  $50,000 pursuant to its express terms and not cancelable without penalty;
(vii) each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(viii) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of  $50,000 or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any loans or debt obligations with officers or directors of the Company;
(ix) each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of  $50,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;
(x) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;
(xi) each Company Real Estate Lease; or
(xii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and (A) which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, contract or commitment of more than $50,000 in the aggregate, or obligations after the date of this Agreement in excess of  $50,000 in the aggregate, or (B) that is material to the business or operations of the Company and its Subsidiaries, taken as a whole.
(b) The Company has delivered or made available to WPCS accurate and complete copies of all Company Material Contracts, including all amendments thereto. Neither the Company nor any of its Subsidiaries has, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.
2.14   Compliance; Permits; Restrictions.
(a) The Company and each of its Subsidiaries are, and since January 1, 2014 have been, in compliance in all material respects with all applicable Laws. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”). Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit. Each of the Company and its Subsidiaries is in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation or its Subsidiaries, as applicable, immediately after the Effective Time on terms substantially identical to those enjoyed by the Company and its Subsidiaries as of the date of this Agreement and immediately prior to the Effective Time.
2.15   Legal Proceedings; Orders.
(a) Except as set forth in Section 2.15(a) of the Company Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves the Company or any of its Subsidiaries, any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) There is no order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject. To the Knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.
2.16   Tax Matters.
(a) The Company and each of its Subsidiaries have timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is subject to Taxes by that jurisdiction.
(b) All Taxes due and owing by the Company or any of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been paid. Since the date of the Company Unaudited Interim Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.
(c) The Company and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.
(e) No deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (or any of their predecessors) has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.
(h) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is the Company). Neither the Company nor any of its Subsidiaries has any Liability for the Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.
(i) Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code in the last two years.
(j) Neither the Company nor any of its Subsidiaries has entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b).
(k) The Company is not aware of any facts that would prevent the Merger from qualifying as a Reorganization under Section 368(a) of the Code.
2.17   Employee and Labor Matters; Benefit Plans.
(a) The employment of each of the Company’s and any of its Subsidiaries’ employees is terminable by the Company or the applicable Subsidiary at will (or, in respect of any jurisdiction outside the United States, otherwise in accordance with general principles of wrongful termination law). The Company has made available to WPCS accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of any Company Associate to the extent currently effective and material.
(b) To the Knowledge of the Company, no officer or Key Employee of the Company or any of its Subsidiaries presently intends to terminate his or her employment with the Company or the applicable Subsidiary, nor has any such officer or Key Employee threatened or expressed in writing any intention to do so.
(c) Neither the Company nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries.
(d) Section 2.17(d) of the Company Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of the Company or any of its Subsidiaries (or any trade or business (whether or not incorporated) which is a Company Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, the Company, any of its Subsidiaries or any Company Affiliate, or under which the Company or any of its Subsidiaries or any Company Affiliate has any current liability or may incur liability after the date hereof  (each, a “Company Employee Plan”).
(e) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.
(f) Each Company Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Law, including the Code and ERISA.

(g) Neither the Company nor any of its Subsidiaries has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither the Company nor any of its Subsidiaries has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Company Employee Plan subject to ERISA and neither the Company nor any of its Subsidiaries has been assessed any civil penalty under Section 502(l) of ERISA.
(h) No Company Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither the Company nor any of its ERISA Affiliates has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. No Company Employee Plan is a Multiemployer Plan, and neither the Company nor any of its ERISA Affiliates has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. No Company Employee Plan is a Multiple Employer Welfare Arrangement. Neither the Company nor any of its ERISA Affiliates sponsors or maintains any self-funded welfare employee benefit plan.
(i) No Company Employee Plan provides for medical or death benefits beyond termination of service, other than pursuant to COBRA or an analogous state law requirement.
(j) Neither the Company nor any of its Subsidiaries is a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of  (i) any “excess parachute payment” within the meaning of Section 280G of the Code or (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.
(k) To the Knowledge of the Company, each “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder) (each, a “409A Plan”) under which the Company makes, is obligated to make or promises to make, payments, complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the guidance thereunder. No payment to be made under any 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Section 409A(a)(1) of the Code.
(l) The Company and each of its Subsidiaries is in material compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Effective Time, and is not liable for any material payments, Taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.
(m) The Company and each of its Subsidiaries is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, Tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of the Company and its Subsidiaries: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). To the Knowledge of the Company, there are no pending or threatened or reasonably anticipated claims or actions against the Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither the Company nor any Subsidiary thereof is party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices.
(n) Section 2.17(n) of the Company Disclosure Schedule lists all liabilities of the Company or any of its Subsidiaries to any employee that result from the termination by the Company or any of its Subsidiaries of such employee’s employment or provision of services, a change of control of the Company, or a combination thereof. Except as set forth in Section 2.17(n) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Neither the Company nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of the Company or any of its Subsidiaries prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.
(o) With respect to each Company Employee Plan, the Company has made available to WPCS a true and complete copy of, to the extent applicable, (i) such Company Employee Plan, (ii) the three most recent annual reports (Form 5500) as filed with the IRS, (iii) each currently effective trust agreement related to such Company Employee Plan, (iv) the most recent summary plan description for each Company Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of the Company, and (v) the most recent IRS determination or opinion letter or analogous ruling under foreign law issued with respect to any Company Employee Plan.
(p) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting the Company or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.
(q) Neither the Company nor any of its Subsidiaries is, nor has the Company or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. Except as set forth in Section 2.17(q) of the Company Disclosure Schedule, there is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints. There are no actions, suits, claims or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any employee, employment agreement or Company Employee Plan (other than routine claims for benefits).
(r) There is no contract, agreement, plan or arrangement to which the Company or any Company Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.
2.18   Environmental Matters.   Since January 1, 2014, the Company and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received since January 1, 2014, any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the Knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company: (i) no current or prior owner of any property leased or controlled by the Company or any of its Subsidiaries has received since January 1, 2014, any written notice or other communication relating to property owned or leased at any time by the Company or any of its Subsidiaries, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property and (ii) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law.
2.19   Insurance.   The Company has made available to WPCS accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Except as set forth in Section 2.19 of the Company Disclosure Schedule, other than customary end of policy notifications from insurance carriers, since January 1, 2014, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.
2.20   Inapplicability of Anti-takeover Statutes.   No state takeover statute or similar Law applies or purports to apply to the Company with respect to the Merger, this Agreement, or any of the Contemplated Transactions.
2.21   No Financial Advisors.   Except as set forth on Section 2.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
2.22   Disclosure.   The information supplied by the Company and each of its Subsidiaries for inclusion in the Proxy Statement (including the Company Financial Statements) will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.
2.23   Transactions with Affiliates.   Section 2.23 of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2014, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company or its Subsidiaries) in the case of each of  (a), (b) or (c) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
2.24   Compliance with Anti-Corruption Laws; Sanctions.
(a) The Company, its Subsidiaries and, to their Knowledge, their respective Representatives acting in their authorized capacities as Representatives of the Company or its Subsidiaries are in material compliance with the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”), U.S. Travel Act, U.K. Bribery Act of 2010, Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and all applicable anti-bribery, anti-corruption and anti-money laundering Laws (collectively hereinafter the “Anti-Corruption Laws”) and have not:
(i) paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any domestic, local, national, provincial, municipal or other government official, “foreign official”, as defined by the FCPA including any political party or official thereof, any candidate for political office, any employee, official, or agent of a public international organization, or any other Person for the purpose of corruptly influencing any act or decision of such Person to obtain or retain business, direct business to any Person, or to secure any other benefit or advantage in each case in violation of the Anti-Corruption Laws;
(ii) made, attempted or conspired to pay any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to any Person; or
(iii) received any written notice of any claims, charges, proceedings, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court, governmental or private actions with respect to any alleged violation of the Anti-Corruption Laws.
2.25   Office of Foreign Assets Control.   Neither the Company nor any Subsidiary nor, to the Knowledge of the Company, any director, officer, agent, employee or Affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).
2.26   Money Laundering.   The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the Knowledge of the Company or any Subsidiary, threatened.
2.27   No Other Representations or Warranties.   The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither WPCS nor any of its Subsidiaries, (other than Merger Sub) nor any other Person on behalf of WPCS or its subsidiaries (other than Merger Sub) makes any express or implied representation or warranty with respect to WPCS or Merger Sub or with respect to any other information provided to the Company, any of its Subsidiaries or stockholders or any of their respective Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of WPCS and Merger Sub set forth in Section 3 (in each case as qualified and limited by the WPCS Disclosure Schedule)) none of the Company, its Subsidiaries or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
Section 3   Representations and Warranties of WPCS and Merger Sub
Subject to Section 10.13(h), except (i) as set forth in the written disclosure schedule delivered by WPCS to the Company (the “WPCS Disclosure Schedule”) or (ii) as disclosed in the WPCS SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), WPCS and Merger Sub represent and warrant to the Company as follows:
3.1   Due Organization; Subsidiaries; Etc.
(a) Each of WPCS, its Subsidiaries and Merger Sub is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

(b) WPCS and each of its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a WPCS Material Adverse Effect.
(c) All of the direct and indirect subsidiaries of WPCS are set forth on Section 3.1(c) of the WPCS Disclosure Schedules. WPCS owns, directly or indirectly, a majority of the capital stock or other equity interests of each of its Subsidiaries and all of the issued and outstanding shares of capital stock of each of the Subsidiaries of WPCS are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. WPCS is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. WPCS has not agreed and is not obligated to make, nor is WPCS bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. WPCS has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.
3.2   Organizational Documents.   WPCS has delivered to the Company accurate and complete copies of WPCS’s Organizational Documents and the Organizational Documents of each of its Subsidiaries. Neither WPCS nor any of its Subsidiaries is in breach or violation of its Organizational Documents in any material respect.
3.3   Authority; Binding Nature of Agreement.   Each of WPCS and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions. The WPCS Board (at meetings duly called and held) has: (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of WPCS and its stockholders; (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of WPCS Common Stock to the stockholders of the Company pursuant to the terms of this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of WPCS vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of WPCS Common Stock to the stockholders of the Company pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by WPCS and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of WPCS and Merger Sub, enforceable against each of WPCS and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.
3.4   Vote Required.   The affirmative vote of  (i) the holders of a majority of the shares of WPCS Common Stock having voting power representing a majority of the outstanding WPCS Common Stock is the only vote of the holders of any class or series of WPCS capital stock necessary to approve the WPCS Charter Amendments (the “Required WPCS Charter Stockholder Vote”) and (ii) the holders of a majority of the votes properly cast at the WPCS Stockholders’ Meeting is the only vote of the holders of any class or series of WPCS capital stock necessary to approve the Merger (the “Required WPCS Merger Stockholder Vote” and, collectively with the Required WPCS Charter Stockholder Vote, the “Required WPCS Stockholder Vote”).
3.5   Non-Contravention; Consents.   Subject to obtaining the Required WPCS Stockholder Vote and the filing of the Certificate of Merger required by the DGCL, neither (x) the execution, delivery or performance of this Agreement by WPCS or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):
(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of WPCS or Merger Sub;

(b) contravene, conflict with or result in a material violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which WPCS or any of the assets owned or used by WPCS, is subject;
(c) contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by WPCS or that otherwise relates to the business of WPCS, or any of the assets owned, leased or used by WPCS;
(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any WPCS Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any WPCS Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any such WPCS Material Contract; (iii) accelerate the maturity or performance of any WPCS Material Contract; or (iv) cancel, terminate or modify any term of any WPCS Material Contract, except in the case of any non-material breach, default, penalty or modification; or
(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by WPCS (except for Permitted Encumbrances).
Except for (i) any Consent set forth on Section 3.5 of the WPCS Disclosure Schedule under any WPCS Contract, (ii) the Required WPCS Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws, WPCS was not, is not, and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement, or (y) the consummation of the Contemplated Transactions. The WPCS Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the WPCS Stockholder Support Agreements and to the consummation of the Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the WPCS Stockholder Support Agreements or any of the Contemplated Transactions.
3.6   Capitalization, Etc.
(a) The capitalization of WPCS is as set forth in Section 3.6(a) of the WPCS Disclosure Schedules. The Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than pursuant to the exercise of employee stock options under the WPCS Stock Plans, the issuance of shares of Common Stock to employees pursuant to the WPCS Stock Plans and pursuant to the conversion and/or exercise of Common Stock equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act.
(b) All of the outstanding shares of WPCS Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. None of the outstanding shares of WPCS Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right. None of the outstanding shares of WPCS Common Stock is subject to any right of first refusal in favor of WPCS. Except as contemplated herein, there is no WPCS Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of  (or granting any option or similar right with respect to), any shares of WPCS Common Stock. WPCS is not under any obligation, nor is WPCS bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of WPCS Common Stock or other securities. Section 3.6(b) of the WPCS Disclosure Schedule accurately and completely describes all repurchase rights held by WPCS with respect to shares of WPCS Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.
(c) Except for the WPCS 2002 Employee Stock Option Plan, the WPCS 2006 Incentive Stock Plan, the WPCS 2007 Incentive Stock Plan, the WPCS 2014 Equity Incentive Plan and the WPCS International Incorporated Amended and Restated 2014 Equity Incentive Plan (collectively, the “WPCS Stock Plans”), and except as set forth on Section 3.6(c) of the WPCS Disclosure Schedule, WPCS does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, WPCS has reserved 3,659,091 shares of WPCS Common Stock for issuance under the WPCS Stock Plans, of which 3,253,072 shares underlie currently outstanding WPCS Options and 406,019 shares remain available for future option issuance pursuant to the WPCS Stock Plans. Section 3.6(c) of the WPCS Disclosure Schedule sets forth the following information with respect to each WPCS Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of WPCS Common Stock subject to such WPCS Option at the time of grant; (iii) the number of shares of WPCS Common Stock subject to such WPCS Option as of the date of this Agreement; (iv) the exercise price of such WPCS Option; (v) the date on which such WPCS Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement; (vii) the date on which such WPCS Option expires; and (viii) whether such WPCS Option is an “incentive stock option” (as defined in the Code) or a non-qualified stock option. WPCS has made available to the Company accurate and complete copies of equity incentive plans pursuant to which WPCS has equity-based awards, the forms of all award agreements evidencing such equity-based awards and evidence of board and stockholder approval of the WPCS Stock Plans and any amendments thereto.
(d) Except for the outstanding WPCS Options and WPCS Warrants or as set forth on Section 3.6(d) of the WPCS Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of WPCS; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of WPCS; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which WPCS is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of WPCS. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to WPCS.
(e) All outstanding shares of WPCS Common Stock, WPCS Options, WPCS Warrants, and other securities of WPCS have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.
3.7   SEC Filings; Financial Statements.
(a) WPCS has delivered to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by WPCS with the SEC since January 1, 2015 (the “WPCS SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth on Section 3.7(a) of the WPCS Disclosure Schedule, all material statements, reports, schedules, forms and other documents required to have been filed by WPCS or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the WPCS SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the WPCS SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the WPCS SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b) The financial statements (including any related notes) contained or incorporated by reference in the WPCS SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of WPCS as of the respective dates thereof and the results of operations and cash flows of WPCS for the periods covered thereby. Other than as expressly disclosed in the WPCS SEC Documents filed prior to the date hereof, there has been no material change in WPCS’s accounting methods or principles that would be required to be disclosed in WPCS’s financial statements in accordance with GAAP. The books of account and other financial records of WPCS and each of its Subsidiaries are true and complete in all material respects.
(c) WPCS’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of WPCS, “independent” with respect to WPCS within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of WPCS, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.
(d) Since January 1, 2015, WPCS has not received any comment letter from the SEC or the staff thereof or any correspondence from NASDAQ or the staff thereof relating to the delisting or maintenance of listing of the WPCS Common Stock on the NASDAQ Capital Market. WPCS has not disclosed any unresolved comments in the WPCS SEC Documents.
(e) Since January 1, 2015, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of WPCS, the WPCS Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.
(f) WPCS is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NASDAQ Capital Market.
(g) WPCS maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that WPCS maintains records that in reasonable detail accurately and fairly reflect WPCS’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the WPCS Board, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of WPCS’s assets that could have a material effect on WPCS’s financial statements. WPCS has evaluated the effectiveness of WPCS’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable WPCS SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. WPCS has disclosed to WPCS’s auditors and the Audit Committee of the WPCS Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect WPCS’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in WPCS’s or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the WPCS SEC Documents filed prior to the date hereof, WPCS has not identified any material weaknesses in the design or operation of WPCS’s internal control over financial reporting. Since January 1, 2014, there have been no material changes in WPCS’s internal control over financial reporting.
(h) WPCS’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by WPCS in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to WPCS’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.
3.8   Absence of Changes.   Except as set forth on Section 3.8 of the WPCS Disclosure Schedule, since April 30, 2017, WPCS has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) WPCS Material Adverse Effect or (b) any action, event or occurrence that would have required consent of WPCS pursuant to Section 4.1(a) of this Agreement had such action, event or occurrence taken place after the execution and delivery of this Agreement.
3.9   Absence of Undisclosed Liabilities.   As of the date hereof, WPCS does not have any Liability, individually or in the aggregate, except for: (a) Liabilities identified as such in the “liabilities” column of the WPCS Audited Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by WPCS since the date of the WPCS Audited Balance Sheet in the Ordinary Course of Business and which are not in excess of  $50,000, in the aggregate; (c) Liabilities for performance of obligations of WPCS under WPCS Contracts; (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities described in Section 3.9 of the WPCS Disclosure Schedule.
3.10   Title to Assets.   WPCS owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the WPCS Audited Balance Sheet; and (b) all other assets reflected in the books and records of WPCS as being owned by WPCS. Except as set forth on Section 3.10 of the WPCS Disclosure Schedule, all of such assets are owned or, in the case of leased assets, leased by WPCS free and clear of any Encumbrances, other than Permitted Encumbrances.
3.11   Real Property; Leasehold.   WPCS does not own and has never owned any real property. WPCS has made available to the Company (a) an accurate and complete list of all real properties with respect to which WPCS directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by WPCS, and (b) copies of all leases under which any such real property is possessed (the “WPCS Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.
3.12   Intellectual Property.
(a) To the Knowledge of WPCS, WPCS owns, or has the right to use, as currently being used by WPCS, all WPCS IP Rights, and with respect to WPCS IP Rights that are owned by WPCS, has the right to bring actions for the infringement of such WPCS IP Rights, in each case except for any failure to own or have the right to use or bring actions that would not have a WPCS Material Adverse Effect.
(b) Section 3.12(b) of the WPCS Disclosure Schedule is an accurate, true and complete listing of all WPCS Registered IP.
(c) Section 3.12(c) of the WPCS Disclosure Schedule accurately identifies (i) all WPCS Contracts pursuant to which WPCS IP Rights are licensed to WPCS (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of WPCS products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials and (C) (1) agreements between WPCS or any of its Subsidiaries and their respective employees and consultants and/or (2) non-disclosure or other template agreements entered into in the Ordinary Course of Business and/or (3) any confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to WPCS are exclusive or non-exclusive.
(d) Section 3.12(d) of the WPCS Disclosure Schedule accurately identifies each WPCS Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any WPCS IP Rights (other than (i) any confidential information provided under confidentiality agreements; (ii) any non-disclosure or other template agreements entered into in the Ordinary Course of Business and (iii) any WPCS IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such supplier or service providers to provide services for WPCS’s benefit).
(e) WPCS owns all right, title, and interest to and in the WPCS Registered IP listed on (or required to be listed on) Section 3.12(e) of the WPCS Disclosure Schedule free and clear of any Encumbrances. Without limiting the generality of the foregoing:
(i) All documents and instruments necessary to register or apply for or renew registration of all WPCS Registered IP that is solely owned by WPCS has been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body except for any such failure, individually or collectively, that would not constitute a WPCS Material Adverse Effect.
(ii) Each Person who is or was an employee or contractor of WPCS and who is or was involved in the creation or development of any WPCS IP Rights has signed a written agreement containing an assignment of such Intellectual Property to WPCS and confidentiality provisions protecting trade secrets and confidential information of WPCS.
(iii) No current or former stockholder, officer, director, employee or contractor of WPCS has any claim, right (whether or not currently exercisable), or interest to or in any WPCS IP Rights. No employee or contractor of WPCS is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for WPCS or (b) in breach of any Contract with any current or former employer or other Person concerning WPCS IP Rights or confidentiality provisions protecting trade secrets and confidential information comprising WPCS IP Rights.
(iv) No funding, facilities or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any WPCS IP Rights in which WPCS has an ownership interest.
(v) WPCS has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that WPCS holds, or purports to hold, as a trade secret.
(vi) WPCS has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any WPCS IP Rights to any other Person.
(vii) The WPCS IP Rights constitute all Intellectual Property necessary for WPCS to conduct its business as currently conducted or planned to be conducted
(f) WPCS has delivered, or made available to the Company, a complete and accurate copy of all material WPCS IP Rights Agreements. WPCS is not a party to any Contract that, as a result of such execution, delivery and performance of this Agreement, will cause the grant of any license or other right to any WPCS IP Rights or impair the right of WPCS or the Surviving Corporation and its Subsidiaries to use, sell or license or enforce any WPCS IP Rights or portion thereof, except for the occurrence of any such grant or impairment that would not individually or in the aggregate, reasonably be expected to result in a WPCS Material Adverse Effect. With respect to each of the WPCS IP Rights Agreements: (i) each such agreement is valid and binding on WPCS and in full force and effect; (ii) WPCS has not received any notice of termination or cancellation under such agreement, or received any notice of breach or default under such agreement, which breach has not been cured or waived and (iii) neither WPCS, and to the Knowledge of WPCS, nor any other party to any such agreement, is in breach or default thereof in any material respect.
(g) The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold or under development by WPCS, (i) to the Knowledge of WPCS, does not infringe or misappropriate any valid Intellectual Property right of any other party, which violation, infringement or misappropriation would have a WPCS Material Adverse Effect and (ii) does not violate or constitute a breach of any license or agreement between WPCS and any third party. To the Knowledge of WPCS, no third party is infringing upon any WPCS IP Rights, or violating any license or agreement with WPCS relating to any WPCS IP Rights.

(h) There is no current or pending Legal Proceeding (including, but not limited to, opposition, interference or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or dispose of any WPCS IP Rights, nor has WPCS received any written notice asserting that any WPCS IP Rights or the proposed use, sale, license or disposition thereof conflicts with or infringes or misappropriates or will conflict with or infringe or misappropriate the rights of any other party.
(i) Each item of WPCS IP Rights that is WPCS Registered IP that is solely owned by WPCS is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments and other actions required to be made or taken to maintain such item of WPCS Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not constitute a WPCS Material Adverse Effect.
(j) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by WPCS conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person except as would not have a WPCS Material Adverse Effect. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which WPCS has or purports to have an ownership interest has been impaired as determined by WPCS in accordance with GAAP.
(k) Except as may be set forth in the Contracts listed on Section 3.12(c) or 3.12(d) of the WPCS Disclosure Schedule (i) WPCS is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, and (ii) WPCS has never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility remains in force as of the date of this Agreement.
3.13   Agreements, Contracts and Commitments.   Section 3.13 of the WPCS Disclosure Schedule identifies the following WPCS Contracts, each effective as of the date of this Agreement (each, a “WPCS Material Contract” and collectively, the “WPCS Material Contracts”):
(i) each WPCS Contract relating to any material bonus, deferred compensation, severance, incentive compensation, pension, profit-sharing or retirement plans, or any other employee benefit plans or arrangements;
(ii) each WPCS Contract requiring payments by WPCS after the date of this Agreement in excess of  $50,000 pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or entity providing employment related, consulting or independent contractor services;
(iii) each WPCS Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;
(iv) each WPCS Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;
(v) each WPCS Contract containing (A) any covenant limiting the freedom of WPCS or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;
(vi) each WPCS Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of  $50,000 pursuant to its express terms and not cancelable without penalty;
(vii) each WPCS Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(viii) each WPCS Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of  $50,000 or creating any material Encumbrances with respect to any assets of WPCS or any loans or debt obligations with officers or directors of WPCS;
(ix) each WPCS Contract requiring payment by or to WPCS after the date of this Agreement in excess of  $50,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products by WPCS or any of its subsidiaries; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which WPCS has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which WPCS has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by WPCS; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of WPCS or any Contract to sell, distribute or commercialize any products or service of WPCS, in each case, except for WPCS Contracts entered into in the Ordinary Course of Business;
(x) each WPCS Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to WPCS in connection with the Contemplated Transactions;
(xi) each WPCS Real Estate Lease; or
(xii) any other WPCS Contract that is not terminable at will (with no penalty or payment) by WPCS and (A) which involves payment or receipt by WPCS after the date of this Agreement under any such agreement, contract or commitment of more than $50,000 in the aggregate, or obligations after the date of this Agreement in excess of  $50,000 in the aggregate, or (B) that is material to the business or operations of WPCS, taken as a whole.
WPCS has delivered or made available to the Company accurate and complete copies of all WPCS Material Contracts. WPCS has not nor, to WPCS’s Knowledge as of the date of this Agreement, has any other party to a WPCS Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any WPCS Material Contract in such manner as would permit any other party to cancel or terminate any such WPCS Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a WPCS Material Adverse Effect. As to WPCS, as of the date of this Agreement, each WPCS Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any WPCS Material Contract to change, any material amount paid or payable to WPCS under any WPCS Material Contract or any other material term or provision of any WPCS Material Contract.
3.14   Compliance; Permits.
(a) WPCS is, and since January 1, 2014, has been, in compliance in all material respects with all applicable Laws. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of WPCS, threatened against WPCS. There is no agreement, judgment, injunction, order or decree binding upon WPCS which (i) has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of WPCS, any acquisition of material property by WPCS or the conduct of business by WPCS as currently conducted, (ii) is reasonably likely to have an adverse effect on WPCS’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.
(b) Each of WPCS and Merger Sub holds all required Governmental Authorizations that are material to the operation of the business of WPCS and Merger Sub as currently conducted (collectively, the “WPCS Permits”). Section 3.14(b) of the WPCS Disclosure Schedule identifies each WPCS Permit. Each of WPCS and Merger Sub is in material compliance with the terms of the WPCS Permits. No Legal Proceeding is pending or, to the Knowledge of WPCS, threatened, which seeks to revoke, limit, suspend, or materially modify any WPCS Permit. The rights and benefits of each WPCS Permit will be available to WPCS and Surviving Corporation immediately after the Effective Time on terms substantially identical to those enjoyed by WPCS and Merger Sub as of the date of this Agreement and immediately prior to the Effective Time.
3.15   Legal Proceedings; Orders.
(a) Except as set forth in Section 3.15 of the WPCS Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of WPCS, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves WPCS or any WPCS Associate (in his or her capacity as such) or any of the material assets owned or used by WPCS; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) There is no order, writ, injunction, judgment or decree to which WPCS, or any of the material assets owned or used by WPCS is subject. To the Knowledge of WPCS, no officer or other Key Employee of WPCS is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of WPCS or to any material assets owned or used by WPCS.
3.16   Tax Matters.
(a) Each of WPCS and Merger Sub has timely filed all federal income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no written claim has ever been made by an authority in a jurisdiction where WPCS does not file Tax Returns that it is subject to taxation by that jurisdiction.
(b) All Taxes due and owing by WPCS on or before the date hereof  (whether or not shown on any Tax Return) have been paid. Since the date of the WPCS Audited Balance Sheet, WPCS has not incurred any material Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.
(c) Each of WPCS and Merger Sub has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.
(d) There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of WPCS.
(e) No deficiencies for Taxes with respect to WPCS have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any liability in respect of Taxes of WPCS. WPCS (nor Merger Sub or any of their predecessors) has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(f) WPCS has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(g) WPCS is a not party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords.
(h) WPCS has never been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is WPCS). WPCS does not have any Liability for the Taxes of any Person (other than WPCS and Merger Sub) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law) or as a transferee or successor.
(i) WPCS has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in Section by Section 355 of the Code or Section 361 of the Code in the last two years.

(j) WPCS has not entered into any transaction identified as a “reportable transaction” for purposes of Treasury Regulations Section 1.6011-4(b).
(k) WPCS is not aware of any facts that would prevent the Merger from qualifying as a Reorganization under Section 368(a) of the Code.
3.17   Employee and Labor Matters; Benefit Plans.
(a) The employment of each of WPCS’s and any of its Subsidiaries’ employees is terminable by WPCS or the applicable Subsidiary at will (or otherwise in accordance with general principles of wrongful termination law). WPCS has made available to the Company accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of WPCS Associates to the extent currently effective and material.
(b) To the Knowledge of WPCS, no officer or Key Employee of WPCS or any of its Subsidiaries presently intends to terminate his or her employment with WPCS or the applicable Subsidiary, nor has any such officer or Key Employee threatened or expressed in writing any intention to do so.
(c) Except as set forth in Section 3.17(c) of the WPCS Disclosure Schedule, neither WPCS nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor organization representing any of its employees, and there are no labor organizations representing or, to the Knowledge of WPCS, purporting to represent or seeking to represent any employees of WPCS or its Subsidiaries.
(d) Section 3.17(d) of the WPCS Disclosure Schedule lists all written and describes all non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all employment, consulting, bonus, change of control, equity-based, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs and other similar material fringe or employee benefit plans, programs or arrangements, including any employment or executive compensation or severance agreements, written or otherwise, which are currently in effect relating to any present or former employee or director of WPCS or any of its Subsidiaries (or any trade or business (whether or not incorporated) which is a WPCS Affiliate) or which is maintained by, administered or contributed to by, or required to be contributed to by, WPCS, any of its Subsidiaries, or any WPCS Affiliate, or under which WPCS or any of its Subsidiaries or any WPCS Affiliate has incurred or may incur any liability (each, an “WPCS Employee Plan”).
(e) With respect to each WPCS Employee Plan, WPCS has made available to the Company a true and complete copy of, to the extent applicable, (i) such WPCS Employee Plan, (ii) the three most recent annual report (Form 5500) as filed with the IRS, (iii) each currently effective trust agreement related to such WPCS Employee Plan, (iv) the most recent summary plan description for each WPCS Employee Plan for which such description is required, along with all summaries of material modifications, amendments, resolutions and all other material plan documentation related thereto in the possession of WPCS, and (v) the most recent IRS determination or opinion letter or analogous ruling under foreign law issued with respect to any WPCS Employee Plan.
(f) Each WPCS Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter with respect to such qualified status from the IRS. To the Knowledge of WPCS, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such WPCS Employee Plan or the exempt status of any related trust.
(g) Each WPCS Employee Plan has been maintained in compliance, in all material respects, with its terms and, both as to form and operation, with all applicable Law, including the Code and ERISA.
(h) Neither WPCS nor any of its Subsidiaries has engaged in any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, or has otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. Neither WPCS nor any of its

Subsidiaries has knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any WPCS Employee Plan subject to ERISA and neither WPCS nor any of its Subsidiaries has been assessed any civil penalty under Section 502(l) of ERISA.
(i) Except as set forth in Section 3.17(i) of the WPCS Disclosure Schedule, no WPCS Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and neither WPCS nor any of its ERISA Affiliates has ever maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or liability with respect to, any such plan. Except as set forth in Section 3.17(i) of the WPCS Disclosure Schedule, no WPCS Employee Plan is a Multiemployer Plan, and neither WPCS nor any of its ERISA Affiliates has ever contributed to or had an obligation to contribute, or incurred any liability in respect of a contribution, to any Multiemployer Plan. During the past six years, neither WPCS nor any of its ERISA Affiliates has completely or partially withdrawn from any Multiemployer Plan and no termination liability to the United States Pension Benefit Guaranty Corporation or withdrawal liability to any Multiemployer Plan has been or is reasonably expected to be incurred with respect to any Multiemployer Plan by the Company nor any of its ERISA Affiliates. Neither WPCS nor any of its ERISA Affiliates has received a notice within the past six years that a Multiemployer Plan to which WPCS or any of its ERISA Affiliates currently contributes or has contributed within the past six years is in critical status, critical and declining status or endangered status. No WPCS Employee Plan is a Multiple Employer Plan. No WPCS Employee Plan is a Multiple Employer Welfare Arrangement. Neither WPCS nor any of its ERISA Affiliates sponsors or maintains any self-funded welfare employee benefit plan.
(j) Except as set forth in Section 3.17(j) of the WPCS Disclosure Schedule, no WPCS Employee Plan provides for medical or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement or (ii) death or retirement benefits under a WPCS Employee Plan qualified under Section 401(a) of the Code. No WPCS Employee Plan is subject to any Law of a foreign jurisdiction outside of the United States.
(k) With respect to WPCS Options granted pursuant to the WPCS Stock Plans, each WPCS Option grant was made in accordance with the terms of the WPCS Stock Plan pursuant to which it was granted and, all other applicable Law and regulatory rules or requirements.
(l) To the Knowledge of WPCS, no WPCS Options or other equity-based awards issued or granted by WPCS are subject to the requirements of Section 409A of the Code. To the Knowledge of WPCS, each 409A Plan under which WPCS makes, is obligated to make or promises to make, payments complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the guidance thereunder. No payment to be made under any 409A Plan is or, to the Knowledge of WPCS will be, subject to the penalties of Section 409A(a)(1) of the Code.
(m) WPCS and each of its Subsidiaries is in material compliance with all of its bonus, commission and other compensation plans and has paid any and all amounts required to be paid under such plans, including any and all bonuses and commissions (or pro rata portion thereof) that may have accrued or been earned through the calendar quarter preceding the Effective Time, and is not liable for any material payments, taxes or penalties for failure to comply with any of the terms or conditions of such plans or the laws governing such plans.
(n) WPCS and each of its Subsidiaries is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to the employees of WPCS and its Subsidiaries: (i) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). To the Knowledge of WPCS, there are no pending or threatened or reasonably anticipated claims or actions against WPCS, any of its Subsidiaries, any WPCS trustee or any trustee of any Subsidiary under any workers’ compensation policy or long-term disability policy. Neither WPCS nor any Subsidiary is a party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or governmental authority with respect to employment practices.
(o) Section 3.17(o) of the WPCS Disclosure Schedule lists all liabilities of WPCS or any of its Subsidiaries to any employee that result from the termination by WPCS or any of its Subsidiaries of such employee’s employment or provision of services, a change of control of WPCS, or a combination thereof. Neither WPCS nor any of its Subsidiaries has any liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages. Neither WPCS nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied. No terminations of employees of WPCS or any of its Subsidiaries prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.
(p) There has never been, nor has there been any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting WPCS or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.
(q) Neither WPCS nor any of its Subsidiaries is, nor has WPCS or any of its Subsidiaries been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of WPCS, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy, long-term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any WPCS Associate, including charges of unfair labor practices or discrimination complaints. There are no actions, suits, claims or administrative matters pending or, to the Knowledge of WPCS, threatened or reasonably anticipated against WPCS or any of its Subsidiaries relating to any employee, employment agreement or WPCS Employee Plan (other than routine claims for benefits).
(r) There is no contract, agreement, plan or arrangement to which WPCS or any WPCS Affiliate is a party or by which it is bound to compensate any of its employees for excise taxes paid pursuant to Section 4999 of the Code.
(s) WPCS is not a party to any Contract that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of  (i) any “excess parachute payment” within the meaning of Section 280G of the Code or (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.
3.18   Environmental Matters.   Since January 1, 2014, WPCS has complied with all applicable Environmental Laws, which compliance includes the possession by WPCS of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a WPCS Material Adverse Effect. WPCS has not received since January 1, 2014, any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that WPCS is not in compliance with any Environmental Law, and, to the Knowledge of WPCS, there are no circumstances that may prevent or interfere with WPCS’s compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a WPCS Material Adverse Effect. To the Knowledge of WPCS: (i) no current or prior owner of any property leased or controlled by WPCS has received since January 1, 2014, any written notice or other communication relating to property owned or leased at any time by WPCS, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or WPCS is not in compliance with or violated any Environmental Law relating to such property and (ii) WPCS has no material liability under any Environmental Law.
3.19   Insurance.   WPCS has made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of WPCS and Merger Sub. Each of such insurance policies is in full force and effect and WPCS and Merger Sub are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2014, WPCS has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of WPCS and Merger Sub has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending against WPCS for which WPCS has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed WPCS of its intent to do so.
3.20   Transactions with Affiliates.   Except as set forth in the WPCS SEC Documents filed prior to the date of this Agreement, since April 30, 2017, no event has occurred that would be required to be reported by WPCS pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 3.20 of the WPCS Disclosure Schedule identifies each Person who is (or who may be deemed to be) an Affiliate of WPCS as of the date of this Agreement.
3.21   No Financial Advisors.   Except as set forth on Section 3.21 of the WPCS Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of WPCS.
3.22   Valid Issuance.   The WPCS Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.
3.23   Inapplicability of Anti-takeover Statutes.   The Boards of Directors of WPCS and Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the WPCS Stockholder Support Agreements and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the WPCS Stockholder Support Agreements or any of the other Contemplated Transactions.
3.24   Disclosure.   The information supplied by WPCS for inclusion or incorporation by reference in the Proxy Statement (including any of the WPCS financial statements) will not, as of the date of the Proxy Statement or as of the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading. The Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.
3.25   Compliance with Anti-Corruption Laws; Sanctions.
(a) WPCS, its Subsidiaries and, to their Knowledge, their respective Representatives acting in their authorized capacities as Representatives of WPCS or its Subsidiaries are in material compliance with the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”), U.S. Travel Act, U.K. Bribery Act of 2010, Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and all applicable anti-bribery, anti-corruption and anti-money laundering Laws (collectively hereinafter the “Anti-Corruption Laws”) and have not:
(i) paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any domestic, local, national, provincial, municipal or other government official, “foreign official”, as defined by the FCPA including any political party or official thereof, any candidate for political office, any employee, official, or agent of a public international organization, or any other Person for the purpose of corruptly influencing any act or decision of such Person to obtain or retain business, direct business to any Person, or to secure any other benefit or advantage in each case in violation of the Anti-Corruption Laws;
(ii) made, attempted or conspired to pay any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to any Person; or
(iii) received any written notice of any claims, charges, proceedings, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court, governmental or private actions with respect to any alleged violation of the Anti-Corruption Laws.
3.26   Office of Foreign Assets Control.   Neither WPCS nor any Subsidiary nor, to WPCS’ knowledge, any director, officer, agent, employee or Affiliate of WPCS or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.
3.27   Money Laundering.   The operations of WPCS and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Money Laundering Laws, and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving WPCS or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of WPCS or any Subsidiary, threatened.
3.28   No Other Representations or Warranties.   WPCS hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other Person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to WPCS, Merger Sub or stockholders or any of their respective Affiliates in connection with the transactions contemplated hereby, and (subject to the express representations and warranties of the Company set forth in Section 2 (in each case as qualified and limited by the Company Disclosure Schedule)) none of WPCS, Merger Sub or any of their respective Representatives or stockholders, has relied on any such information (including the accuracy or completeness thereof).
Section 4   Certain Covenants of the Parties
4.1   Operation of WPCS’s Business.
(a) Except as set forth on Section 4.1(a) of the WPCS Disclosure Schedule, as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): WPCS shall (i) conduct its business and operations in the Ordinary Course of Business; (ii) continue to pay outstanding accounts payable and other current Liabilities (including payroll) when due and payable; and (iii) conduct its business and operations in compliance with all applicable Law and the requirements of all Contracts that constitute WPCS Material Contracts.
(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the WPCS Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, WPCS shall not:
(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of WPCS Common Stock from terminated employees, directors or consultants of WPCS);
(ii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for (x) shares of WPCS Common Stock issued upon the valid exercise or conversion, in accordance with the terms thereof, of outstanding WPCS Options, WPCS Warrants, and shares of preferred stock, in each case, outstanding as of the date hereof, into shares of WPCS Common Stock and (y) shares of WPCS Common Stock issued in connection with any Additional Financing); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security;
(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) make any capital expenditure or commitment or (E) forgive any loans to any Persons, including WPCS’s employees, officers, directors or Affiliates;
(vi) other than in the Ordinary Course of Business: (A) adopt, establish or enter into any WPCS Employee Plan; (B) cause or permit any WPCS Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code; (C) other than in the Ordinary Course of Business, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, directors or consultants; or (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants;
(vii) except as required to consummate the Additional WPCS Financing, enter into any material transaction outside the Ordinary Course of Business;
(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material WPCS IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(x) make, change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any accounting method in respect of Taxes;
(xi) take any action, other than as required by Law or GAAP, to change accounting policies or procedures;
(xii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the Ordinary Course of Business and consistent with past practice of liabilities reflected or reserved against in the WPCS financial statements, or incurred in the Ordinary Course of Business and consistent with past practice;
(xiii) enter into, amend or terminate any WPCS Material Contract;
(xiv) (A) materially change pricing or royalties or other payments set or charged by WPCS to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to WPCS;
(xv) after the Net Cash Calculation is finalized pursuant to Section 1.6, incur any Liabilities or otherwise take any actions other than in the Ordinary Course of Business so as to cause the final Net Cash Calculation to differ materiality from actual Net Cash as of the Closing; or
(xvi) initiate or settle any Legal Proceeding or other claim or dispute involving or against WPCS or any Subsidiary of WPCS.
Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of WPCS prior to the Effective Time. Prior to the Effective Time, WPCS shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2   Operation of the Company’s Business.
(a) Except as set forth on Section 4.2(a) of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement, as required by applicable Law or unless WPCS shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: each of the Company and its Subsidiaries shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.
(b) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of WPCS (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:
(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of Company Capital Stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);
(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;
(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries except for shares of Company Common Stock issued in connection with the Company Closing Financing and/or any Additional Financing; (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;
(iv) form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;
(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, other than in the Ordinary Course of Business, (C) guarantee any debt securities of others, or (D) other than in the Ordinary Course of Business, make any capital expenditure or commitment;
(vi) other than in the Ordinary Course of Business: (A) adopt, establish or enter into any Company Employee Plan; (B) cause or permit any Company Employee Plan to be amended other than as required by law or in order to make amendments for the purposes of Section 409A of the Code; or (C) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees;
(vii) enter into any material transaction outside the Ordinary Course of Business;
(viii) acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;
(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);
(x) make, change or revoke any material Tax election; file any material amendment to any Tax Return or adopt or change any accounting method in respect of Taxes;
(xi) other than in connection with the Company Closing Financing or any Additional Financing, enter into, amend or terminate any Company Material Contract;

(xii) (A) materially change pricing or royalties or other payments set or charged by the Company or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries;
(xiii) initiate or settle any Legal Proceeding or other claim or dispute involving or against the Company or any Subsidiary of the Company; or
(xiv) agree, resolve or commit to do any of the foregoing.
Nothing contained in this Agreement shall give WPCS, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.
4.3   Access and Investigation.   Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, WPCS, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; and (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary. Any investigation conducted by either WPCS or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.
Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information.
4.4   No Solicitation.
(a) Each of WPCS and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to the receipt of the Required WPCS Stockholder Vote, WPCS may furnish non-public information regarding WPCS and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal from such Person which the WPCS Board determines in good faith, after consultation with WPCS’ financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither WPCS nor any of its Representative shall have breached this Section 4.4, (B) the WPCS Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the WPCS Board under applicable Law; (C) at least five Business Days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, WPCS gives the Company written notice of the identity of such Person and of WPCS’ intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) WPCS receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions, no hire and “standstill” provisions) at least as favorable to WPCS as those contained in the Confidentiality Agreement; and (E) at least five Business Days prior to furnishing any such nonpublic information to such Person, WPCS furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by WPCS to the Company). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any Representative of such Party takes any action that, if taken by such Party, would constitute a breach of this Section 4.4 by such Party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by such Party for purposes of this Agreement.
(b) If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto. This Section 4.4(b) shall not be deemed to modify or mitigate any Party’s obligations under Section 4.4(a).
(c) Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information provided to such Person.
4.5   Notification of Certain Matters.   During the Pre-Closing Period, each of the Company, on the one hand, and WPCS, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (b) any Legal Proceeding against or involving or otherwise affecting such Party or its Subsidiaries is commenced, or, to the Knowledge of such Party, threatened against such Party or, to the Knowledge of such Party, any director, officer or Key Employee of such Party; (c) such Party becomes aware of any inaccuracy in any representation or warranty made by such Party in this Agreement; or (d) the failure of such Party to comply with any covenant or obligation of such Party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 and 8, as applicable, impossible or materially less likely. No notification given to a Party pursuant to this Section 4.5 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Party providing such notification or any of such Party’s Subsidiaries contained in this Agreement or the Company Disclosure Schedule or the WPCS Disclosure Schedule, as appropriate, for purposes of Section 8.1 or Section 7.1, as appropriate.
Section 5   Additional Agreements of the Parties
5.1   Registration Statement; Proxy Statement.
(a) As promptly as practicable after the date of this Agreement, and in any event no later than 35 days following the date of this Agreement, the Parties shall prepare, and WPCS shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus. WPCS covenants and agrees that the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information furnished in writing by the Company regarding the Company and/or its Subsidiaries to WPCS for inclusion in the Proxy Statement (including the Company Financial Statements) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, WPCS makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or its Subsidiaries or any of their Representatives for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to WPCS’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If WPCS, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the WPCS stockholders. WPCS shall cooperate and provide the Company with a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement (and any amendment thereof or supplement thereof) prior to filing the same with the SEC.
(b) Prior to the Effective Time, WPCS shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the WPCS Common Stock to be issued in the Merger (to the extent required) shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Company Capital Stock has an address of record on the applicable record date for determining the holders of Company Capital Stock entitled to notice of and to vote pursuant to the Company Stockholder Written Consent; provided, however, that WPCS shall not be required: (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified; or (ii) to file a general consent to service of process in any jurisdiction.
(c) The Company shall reasonably cooperate with WPCS and provide, and require its Representatives to provide, WPCS and its Representatives, with all true, correct and complete information regarding the Company or its Subsidiaries that is required by law to be included in the Registration Statement or reasonably requested by WPCS to be included in the Registration Statement.
5.2   Company Stockholder Written Consent.
(a) Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than two Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of  (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions.
(b) Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(b) shall be subject to WPCS’s advance review and reasonable approval.
(c) The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to WPCS, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to WPCS or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.
5.3   WPCS Stockholders’ Meeting.
(a) WPCS shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of WPCS Common Stock to consider and vote to approve this Agreement and the Contemplated Transactions, including the issuance of the shares of WPCS Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and, if deemed necessary by the Parties, an amendment to WPCS’s certificate of incorporation to effect the WPCS Reverse Stock Split (collectively, the “WPCS Stockholder Matters” and such meeting, the “WPCS Stockholders’ Meeting”). The WPCS Stockholders’ Meeting shall be noticed as promptly as practicable after the Registration Statement is declared effective under the Securities Act, and in any event held on a date no later than seventy-five (75) days after the effective date of the Registration Statement. WPCS shall take reasonable measures to ensure that all proxies solicited in connection with the WPCS Stockholders’ Meeting are solicited in compliance with all applicable Law.
(b) WPCS agrees that, subject to Section 5.3(c): (i) the WPCS Board shall recommend that the holders of WPCS Common Stock vote to approve the WPCS Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 5.3(a) above, (ii) the Proxy Statement shall include a statement to the effect that the WPCS Board recommends that WPCS’s stockholders vote to approve the WPCS Stockholder Matters (the recommendation of the WPCS Board being referred to as the “WPCS Board Recommendation”); and (iii) the WPCS Board Recommendation shall not be withheld, amended, withdrawn or modified (and the WPCS Board shall not publicly propose to withhold, amend, withdraw or modify the WPCS Board Recommendation) in a manner adverse to the Company, and no resolution by the WPCS Board or any committee thereof to withdraw or modify the WPCS Board Recommendation in a manner adverse to the Company or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed (the actions set forth in the foregoing clause (iii), collectively, a “WPCS Board Adverse Recommendation Change”).
(c) Notwithstanding anything to the contrary contained in Section 5.3(b), and subject to compliance with Section 4.4 and Section 5.3, if at any time prior to approval of the WPCS Stockholder Matters by the Required WPCS Stockholder Vote, WPCS receives a bona fide written Superior Offer, the WPCS Board may make a WPCS Board Adverse Recommendation Change if, but only if, (i) the WPCS Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a WPCS Board Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) WPCS has, and has caused its financial advisors and outside legal counsel to, during the Notice Period (as defined below), negotiate with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after the Company shall have delivered to WPCS a written offer to alter the terms or conditions of this Agreement during the Notice Period, the WPCS Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the WPCS Board Recommendation would result in a breach of its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from WPCS confirming that the WPCS Board has determined to change its recommendation at least four Business Days in advance of the WPCS Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such WPCS Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer; (y) during any Notice Period, the Company shall be entitled to deliver to WPCS one or more counterproposals to such Acquisition Proposal and WPCS will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer; and (z) in the event of any material amendment to any Superior Offer (including any revision in price or percentage of the combined company that WPCS’s stockholders would receive as a result of such potential Superior Offer), WPCS shall be required to provide the Company with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.3(c) and the WPCS Board shall not make a WPCS Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions.
(d) WPCS obligation to call, give notice of and hold the WPCS Stockholders’ Meeting in accordance with Section 5.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any withdrawal or modification of the WPCS Board Recommendation.
(e) Nothing contained in this Agreement shall prohibit WPCS or the WPCS Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided however, that any disclosure made by WPCS or the WPCS Board pursuant to Rules 14d-9 and 14e-2(a) of the Exchange Act shall be limited to a statement that WPCS is unable to take a position with respect to the bidder’s tender offer unless the WPCS Board determines in good faith, after consultation with its outside legal counsel, that such statement would result in a breach of its fiduciary duties under applicable Law. WPCS shall not withdraw or modify in a manner adverse to the Company the WPCS Board Recommendation unless specifically permitted pursuant to the terms of Section 5.3(c).
5.4   Regulatory Approvals.   Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.
5.5   Company Warrants.   At the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall become converted into and become a warrant to purchase WPCS Common Stock and WPCS shall assume each such Company Warrant in accordance with its terms. All rights with respect to Company Common Stock under Company Warrants assumed by WPCS shall thereupon be converted into rights with respect to WPCS Common Stock. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by WPCS may be exercised solely for shares of WPCS Common Stock; (ii) the number of shares of WPCS Common Stock subject to each Company Warrant assumed by WPCS shall be determined by multiplying (A) the number of shares of Company Common Stock, or the number of shares of Company Common Stock issuable upon exercise of the Company Warrant that were subject to such Company Warrant immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of WPCS Common Stock; (iii) the per share exercise price for the WPCS Common Stock issuable upon exercise of each Company Warrant assumed by WPCS shall be determined by dividing the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Company Warrant assumed by WPCS shall continue in full force and effect and the terms and other provisions of such Company Warrant shall otherwise remain unchanged.
5.6   WPCS Options and WPCS Warrants.   At the Effective Time, each WPCS Option and each WPCS Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall survive the Closing and remain outstanding in accordance with its terms.
5.7   Employee Benefits.   WPCS and the Company shall cause WPCS to comply with the terms of any employment, severance, retention, change of control, or similar agreement specified on Section 3.17(d) of the WPCS Disclosure Schedule, subject to the provisions of such agreements.
5.8   Indemnification of Officers and Directors.
(a) For not less than six (6) years from and after the Effective Time, each of WPCS and the Surviving Corporation shall indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of WPCS or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of WPCS or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under the DGCL for directors or officers of Delaware corporations. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of WPCS and the Surviving Corporation, jointly and severally, upon receipt by WPCS or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided, however, that any such Person to whom expenses are advanced provides an undertaking to WPCS, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.
(b) The provisions of the certificate of incorporation and bylaws of WPCS with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of WPCS that are presently set forth in the certificate of incorporation and bylaws of WPCS shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of WPCS, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and WPCS shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of WPCS.
(c) From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) WPCS shall fulfill and honor in all respects the obligations of WPCS to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under WPCS’s Organizational Documents and pursuant to any indemnification agreements between WPCS and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.
(d) From and after the Effective Time, WPCS shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to WPCS. In addition, WPCS shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of WPCS’s existing directors’ and officers’ insurance policies and WPCS’s existing fiduciary liability insurance policies, in each case, for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under WPCS’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of WPCS by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions or in connection with WPCS’s initial public offering of shares of WPCS Common Stock).
(e) From and after the Effective Time, WPCS shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the Persons referred to in this Section 5.8 in connection with their enforcement of the rights provided to such Persons in this Section 5.8.
(f) The provisions of this Section 5.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of WPCS and the Company by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.
(g) In the event WPCS or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of WPCS or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.8. WPCS shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.8.
5.9   Additional Agreements.   The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party to this Agreement: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.
5.10   Disclosure.   Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such Party advises the other Party of, and consults with the other Party regarding, the text of such press release or disclosure; provided, however, that each of the Company and WPCS may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or WPCS in compliance with this Section 5.10.
5.11   Listing.   WPCS shall use its commercially reasonable efforts: (a) to maintain its existing listing on the NASDAQ Capital Market until the Closing Date and to obtain approval of the listing of the combined company on the NASDAQ Capital Market; (b) without derogating from the generality of the requirements of clause “(a)” and to the extent required by the rules and regulations of NASDAQ, to (i) prepare and submit to NASDAQ a notification form for the listing of the shares of WPCS Common Stock to be issued in connection with the Contemplated Transactions and (ii) to cause such shares to be approved for listing (subject to official notice of issuance); and (c) to the extent required by Nasdaq

Marketplace Rule 5110, to file an initial listing application for the WPCS Common Stock on NASDAQ (the “NASDAQ Listing Application”) and to cause such NASDAQ Listing Application to be conditionally approved prior to the Effective Time. The Company will cooperate with WPCS as reasonably requested by WPCS with respect to the NASDAQ Listing Application and promptly furnish to WPCS all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.11.
5.12   Tax Matters.   None of the Parties to this Agreement nor any of their Affiliates have taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Parties to this Agreement and their respective affiliated are not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. None of the Parties to this Agreement nor any of their Affiliates shall take or fail to take any action (prior to or following the Closing) which action or failure to act would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Parties shall not file any U.S. federal, state or local Tax Return in a manner that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required by applicable Law.
5.13   Legends.   WPCS shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of WPCS Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of WPCS for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for WPCS Common Stock.
5.14   Directors.   Until successors are duly elected or appointed and qualified in accordance with applicable Law, the Parties shall use reasonable best efforts and take all necessary action so that the Persons listed in Schedule 5.14 are elected or appointed, as applicable, to the positions of directors of WPCS and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time.
5.15   [Reserved].
5.16   Corporate Identity.   WPCS shall submit to its stockholders at the WPCS Stockholders’ Meeting a proposal to approve and adopt an amendment to WPCS’s certificate of incorporation to change the name of WPCS to “DropCar, Inc.”, contingent upon the Effective Time.
5.17   Section 16 Matters.   Prior to the Effective Time, WPCS shall take all such steps as may be required to cause any acquisitions of WPCS Common Stock and any options to purchase WPCS Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to WPCS, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
5.18   Cooperation.   Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.
5.19   Allocation Certificate; Issuance of Additional Equity.
(a) The Company will prepare and deliver to WPCS at least two Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to WPCS setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Capital Stock or Company Warrants, (b) such holder’s name, address and taxpayer identification numbers, (c) the number and type of Company Capital Stock and/or Company Warrants held by each such holder; and (d) (i) in the case of each holder of shares of Company Capital Stock, the number of shares of WPCS Common Stock to be issued to such holder in exchange for the shares of Company Capital Stock held by such holder and (ii) in the case of each holder of Company Warrants, the number of WPCS Warrants to be issued to such holder in exchange for the Company Warrants held by such holder, the exercise price per share issuable upon exercise of such WPCS Warrants and the expiration date of such WPCS Warrants all in accordance with the terms of this Agreement (the “Allocation Certificate”).

(b) At Closing, WPCS shall issue shares of WPCS Common Stock to the Persons specified on the Allocation Certificate, including, for the avoidance of doubt, to the Persons identified on the Allocation Certificate as the recipients of the Palladium Allocation Percentage and the Advisory/Commitment Allocation Percentage, respectively.
5.20   Company Financial Statements.   Within thirty (30) days of the date of this Agreement, the Company will furnish to WPCS the Company’s unaudited financial statements as of and for the three and six month periods ended June 30, 2017 and 2016 which will (A) be prepared in accordance with GAAP applied on a consistent basis throughout the periods presented (except in each case as described in the notes thereto) and (B) fairly present, in all material respects, the financial position and operating results of the Company and its Subsidiaries as of the dates and for the periods indicated therein, which financial statements will be suitable for inclusion in the Proxy Statement and the Registration Statement.
5.21   WPCS Reverse Stock Split.   If deemed necessary by the Parties, WPCS shall submit to WPCS’s stockholders at the WPCS Stockholders’ Meeting an amendment to WPCS’s certificate of incorporation to authorize the WPCS Board to effect a reverse stock split of all outstanding shares of WPCS Common Stock at a reverse stock split ratio mutually agreed to by the Company and WPCS (the “WPCS Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the WPCS Reverse Stock Split.
5.22   Company Closing Financing.   The Company shall use its commercially reasonable efforts to obtain the Company Closing Financing. WPCS will cooperate with the Company as reasonably requested by the Company with respect to the Company Closing Financing and promptly furnish to the Company all information concerning WPCS and its stockholders that may be required or reasonably requested in connection with this Section 5.22.
5.23   Additional Financing.   Subject to the Company’s compliance with Section 5.22, if additional financing is necessary to obtain approval of the listing of WPCS Common Stock on the NASDAQ Capital Market upon the Closing, the Parties shall cooperate and use their respective commercially reasonable efforts to obtain Additional Financing on terms and conditions approved by the Party receiving the proceeds of such Additional Financing.
Section 6   Conditions Precedent to Obligations of Each Party
The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:
6.1   Effectiveness of Registration Statement.   The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement.
6.2   No Restraints.   No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.
6.3   Stockholder Approval.   (a) WPCS shall have obtained the Required WPCS Merger Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.
6.4   Listing.   The existing shares of WPCS Common Stock shall have been continually listed on the NASDAQ Capital Market as of and from the date of this Agreement through the Closing Date and the approval of the listing of the combined company and the WPCS Common Stock on the NASDAQ Capital Market as of the Effective Date shall have been obtained.
6.5   No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business.   There shall not be any Legal Proceeding pending, or overtly threatened in writing by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal

Proceeding or take any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from WPCS, Merger Sub or the Company any damages or other relief that may be material to WPCS or the Company; (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of WPCS; (d) that would materially and adversely affect the right or ability of WPCS or the Company to own the assets or operate the business of WPCS or the Company; or (e) seeking to compel WPCS, the Company or any Subsidiary of the Company to dispose of or hold separate any material assets as a result of the Merger.
6.6   Additional Financing.   The Additional Financing, if required by the NASDAQ Capital Market to obtain approval of the listing of WPCS Common Stock, shall have been consummated, and the Company and/or WPCS, as applicable, shall have received the proceeds of the Additional Financing.
Section 7   Additional Conditions Precedent to Obligations of WPCS and Merger Sub
The obligations of WPCS and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by WPCS, at or prior to the Closing, of each of the following conditions:
7.1   Accuracy of Representations.   The Company Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
7.2   Performance of Covenants.   The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
7.3   Closing Certificate.   WPCS shall have received a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (a) that the conditions set forth in Sections 7.1, 7.2, and 7.5 have been duly satisfied and (b) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.19 is true and accurate in all respects as of the Closing Date.
7.4   FIRPTA Certificate.   WPCS shall have received from the Company a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to WPCS.
7.5   No Company Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.6   Other Deliveries.   WPCS shall have received such other certificates and instruments (including, without limitation, certificates of good standing of the Company in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it will reasonably request in connection with the closing of the transactions contemplated by this Agreement.
7.7   Consents.   WPCS shall have received evidence, in form and substance reasonably satisfactory to it, that those Consents set forth on Section 2.5 of the Company Disclosure Schedule have been obtained.
7.8   Company Closing Financing.   The Company Closing Financing shall have been consummated and the Company or WPCS, as the case may be, shall have received the proceeds of the Company Closing Financing.
Section 8   Additional Conditions Precedent to Obligation of the Company
The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written wavier by the Company, at or prior to the Closing, of each of the following conditions:
8.1   Accuracy of Representations.   Each of the WPCS Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The WPCS Capitalization Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date). The representations and warranties of WPCS and Merger Sub contained in this Agreement (other than the WPCS Fundamental Representations and the WPCS Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a WPCS Material Adverse Effect (without giving effect to any references therein to any WPCS Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the WPCS Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
8.2   Performance of Covenants.   WPCS and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.
8.3   Documents.   The Company shall have received the following documents, each of which shall be in full force and effect:
(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of WPCS confirming that the conditions set forth in Sections 8.1, 8.2, and 8.5 have been duly satisfied; and
(b) written resignations in forms satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of WPCS who are not to continue as officers or directors of WPCS pursuant to Section 5.14 hereof.
8.4   Sarbanes-Oxley Act Certifications.   Neither the principal executive officer nor the principal financial officer of WPCS shall have failed to provide, with respect to any WPCS SEC Document filed (or required to be filed) with the SEC on or after the date of this Agreement, any necessary Certification in the form required under Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350.

8.5   No WPCS Material Adverse Effect.   Since the date of this Agreement, there shall not have occurred any WPCS Material Adverse Effect.
8.6   Minimum Cash.   Net Cash determined in accordance with Section 1.6 shall be greater than or equal to $419,000; provided, however, if the Closing shall not have occurred on or before December 31, 2017, the Net Cash threshold amount shall be reduced by $150,000 for each month, or portion thereof, after December 31, 2017 and through the Closing Date (the “Net Cash Condition”).
8.7   Board of Directors.   WPCS shall have caused the WPCS Board to be constituted as set forth in Section 5.14 of this Agreement effective as of the Effective Time.
8.8   Required WPCS Charter Stockholder Vote.   WPCS shall have obtained the Required WPCS Charter Stockholder Vote.
8.9   Consents.   The Company shall have received evidence, in form and substance reasonably satisfactory to it, that those Consents set forth on Section 3.5 of the WPCS Disclosure Schedule have been obtained.
8.10   Other Deliveries.   The Company shall have received such other certificates and instruments (including, without limitation, certificates of good standing of WPCS in its jurisdiction of organization and the various foreign jurisdictions in which it is qualified, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as it will reasonably request in connection with the closing of the transactions contemplated by this Agreement.
Section 9   Termination
9.1   Termination.   This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the WPCS Stockholder Matters by WPCS’s stockholders, unless otherwise specified below):
(a) by mutual written consent of WPCS and the Company;
(b) by either WPCS or the Company if the Contemplated Transactions shall not have been consummated on or before the 180th day following the date of this Agreement (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to WPCS or Merger Sub, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; provided, further, however, that, in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is 60 days prior to the End Date, then either the Company or WPCS shall be entitled to extend the End Date for an additional 60 days; and provided, further, however the Company shall not be permitted to terminate this Agreement under this Section 9.1(b) during the ten-day period referred to in Section 9.1(j);
(c) by either WPCS or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;
(d) by WPCS if the Required Company Stockholder Vote shall not have been obtained within two Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, WPCS may not terminate this Agreement pursuant to this Section 9.1(d);
(e) by either WPCS or the Company if  (i) the WPCS Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and WPCS’s stockholders shall have taken a final vote on the WPCS Stockholder Matters and (ii) the WPCS Stockholder Matters shall not have been approved at the WPCS Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required WPCS Stockholder Vote; provided, however, that the right to terminate this

Agreement under this Section 9.1(e) shall not be available to WPCS where the failure to obtain the Required WPCS Stockholder Vote shall have been caused by the action or failure to act of WPCS and such action or failure to act constitutes a material breach by WPCS of this Agreement;
(f) by the Company (at any time prior to the approval of the WPCS Stockholder Matters by the Required WPCS Stockholder Vote) if a WPCS Triggering Event shall have occurred;
(g) by WPCS (at any time prior to the adoption of this Agreement and the approval of the Contemplated Transactions by the Required Company Stockholder Vote) if a Company Triggering Event shall have occurred;
(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by WPCS or Merger Sub, or if any representation or warranty of WPCS or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in WPCS’s or Merger Sub’s representations and warranties or breach by WPCS or Merger Sub is curable by WPCS or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the earlier of  (i) the expiration of a 30-day period commencing upon delivery of written notice from the Company to WPCS or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) and (ii) WPCS or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to WPCS or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by WPCS or Merger Sub is cured prior to such termination becoming effective);
(i) by WPCS, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company, or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that WPCS is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the earlier of  (i) the expiration of a 30-day period commencing upon delivery of written notice from WPCS to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from WPCS to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);
(j) by WPCS, at any time, if  (i) all conditions in Section 6 and Section 8 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and remain so satisfied and (ii) the condition set forth in Section 7.8, has not been satisfied; provided, that this Agreement shall not terminate pursuant to this Section 9.1(j) unless the condition set forth in Section 7.8. has not been satisfied within ten calendar days after delivery of written notice from WPCS to the Company of its intention to terminate this Agreement pursuant to this Section 9.1(j); or
(k) by WPCS, at any time prior to the approval of the WPCS Stockholder Matters by the Required WPCS Stockholder Vote and following compliance with all of the requirements set forth in the provisions of this Section 9.1(k), upon the WPCS Board authorizing WPCS to enter into a Permitted Alternative Agreement; provided, however, that WPCS shall not enter into any Permitted Alternative Agreement unless: (i) the Company shall have received written notice from WPCS of WPCS’s intention to enter into such Permitted Alternative Agreement at least four Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such

Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) WPCS shall have complied in all material respects with its obligations under Section 4.4 and Section 5.3, (iii) the WPCS Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would be inconsistent with its fiduciary duties under applicable Law and (iv) WPCS shall concurrently pay to the Company the Company Termination Fee in accordance with Section 9.3(e);
(l) by the Company if, at the time of Closing, WPCS’s Net Cash does not satisfy the Net Cash Condition.
The Party desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.
9.2   Effect of Termination.   In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 9.3, and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.
9.3   Expenses; Termination Fees.
(a) Except as set forth in this Section 9.3 all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that WPCS and the Company shall share equally all fees and expenses incurred (up to a maximum of  $125,000 payable by the Company) in relation to the printing and filing with the SEC of the Registration Statement and Proxy Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC.
(b) If  (i) (A) this Agreement is terminated by WPCS or the Company pursuant to Section 9.1(e), or (B) this Agreement is terminated by the Company pursuant Section 9.1(h), (ii) at any time after the date of this Agreement and prior to the WPCS Stockholders’ Meeting an Acquisition Proposal with respect to WPCS shall have been publicly announced, disclosed or otherwise communicated to the WPCS Board (and shall not have been withdrawn) and (iii) within 12 months after the date of such termination, WPCS enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then WPCS shall pay to the Company, upon such entry into a definitive agreement and/or consummation of a Subsequent Transaction, a nonrefundable fee in an amount equal to $250,000 (the “Company Termination Fee”), less any amount previously paid to the Company pursuant to Section 9.3(g), plus any amount payable to the Company pursuant to Section 9.3(i).
(c) If this Agreement is terminated by WPCS pursuant to Section 9.1(d) or Section 9.1(g), then the Company shall pay to WPCS, concurrent with such termination, a nonrefundable fee in an amount equal to $250,000 (the “WPCS Termination Fee”), less any amount previously paid to WPCS pursuant to Section 9.3(h), plus any amount payable to WPCS pursuant to Section 9.3(i).
(d) [Reserved].
(e) If  (i) this Agreement is terminated by WPCS pursuant to Section 9.1(k) or (ii) this Agreement is terminated by the Company pursuant to Section 9.1(f), then WPCS shall pay to the Company, concurrent with such termination, the Company Termination Fee, in addition to any amount payable to the Company pursuant to Section 9.3(g).
(f) If this Agreement is terminated by WPCS pursuant to Section 9.1(j), then the Company shall pay to WPCS, concurrent with such termination, the WPCS Termination Fee, less any amount previously paid to WPCS pursuant to Section 9.3(h), plus any amount payable to WPCS pursuant to Section 9.3(i); provided, however, that the foregoing WPCS Termination Fee and any such additional amounts pursuant to Section 9.3(h) or Section 9.3(i) shall not be payable to WPCS, if  (i) all conditions in Section 6 and Section 8 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and remain so satisfied, (ii) WPCS irrevocably confirms by written notice to the Company that (A) each of the conditions in Section 7, other than the condition set forth in Section 7.8, has been satisfied or that WPCS is willing to waive any such conditions that have not been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and (B) it is prepared to consummate the Closing upon satisfaction of the condition set forth in Section 7.8 (i.e., consummation of the Company Closing Financing), and (iii) the Company Closing Financing is not consummated because any of the following occur after the date on which this Agreement is publicly announced (the “Public Announcement Date”): (A) the closing price of a share of WPCS Common Stock, as reported by the NASDAQ Capital Market, for any Measuring Period is less than 75% of the average closing price, as reported by the NASDAQ Capital Market, during the 5-day trading period ending on the date preceding the Public Announcement Date; and (B) the NASDAQ Capital Market Composite Index, the S&P 500 Index or the Dow Jones Industrial Average for any Measuring Period is less than 75% of the average of such index or average, as the case may be, during the 5-day trading period ending on the date preceding the Public Announcement Date.
(g) (i) If this Agreement is terminated by the Company pursuant to Section 9.1(e), 9.1(f), 9.1(h), or 9.1(l), (ii) if this Agreement is terminated by WPCS pursuant Section 9.1(k) or (iii) in the event of the failure of the Company to consummate the transactions to be contemplated at the Closing solely as a result of a WPCS Material Adverse Effect as set forth in Section 8.5 (provided, that at such time all of the other conditions precedent to WPCS’s obligation to close set forth in Section 6 and Section 7 have been satisfied by the Company, are capable of being satisfied by the Company or have been waived by WPCS), then WPCS shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions (such expenses, collectively, the “Third Party Expenses”), up to a maximum of  $125,000, by wire transfer of same-day funds within ten Business Days following the date on which the Company submits to WPCS true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to the Company except for reasonably documented out-of-pocket expenses otherwise reimbursable by the Company to such financial advisors pursuant to the terms of the Company’s engagement letter or similar arrangement with such financial advisors.
(h) (i) If this Agreement is terminated by WPCS pursuant to Section 9.1(g) or Section 9.1(i), or (ii) in the event of the failure of WPCS to consummate the transactions to be consummated at the Closing solely as a result of a Company Material Adverse Effect as set forth in Section 7.6, (provided, that at such time all of the other conditions precedent to the Company’s obligation to close set forth in Section 6 and Section 8 have been satisfied by WPCS, are capable of being satisfied by WPCS or have been waived by the Company), the Company shall reimburse WPCS for all Third Party Expenses incurred by WPCS up to a maximum of  $125,000, by wire transfer of same-day funds within ten Business Days following the date on which WPCS submits to the Company true and correct copies of reasonable documentation supporting such Third Party Expenses; provided, however, that such Third Party Expenses shall not include any amounts for financial advisors to WPCS except for fees actually incurred in connection with the delivery of a fairness opinion and reasonably documented out-of-pocket expenses otherwise reimbursable by WPCS to such financial advisors pursuant to the terms of WPCS’s engagement letter or similar arrangement with such financial advisors.
(i) If either Party fails to pay when due any amount payable by it under this Section 9.3, then (i) such Party shall reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other Party of its rights under this Section 9.3, and (ii) such Party shall pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other Party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(j) The Parties agree that, subject to Section 9.2, the payment of the fees and expenses set forth in this Section 9.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in this Section 9.3, it being understood that in no event shall either WPCS or the Company be required to pay the individual fees or damages payable pursuant to this Section 9.3 on more than one occasion. Subject to Section 9.2, following the payment of the fees and expenses set forth in this Section 9.3 by a Party, (i) such party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (ii) no other Party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such Party or seek to obtain any recovery, judgment or damages of any kind against such Party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other representative of such Party) in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (iii) all other Parties and their respective Affiliates shall be precluded from any other remedy against such Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges that (x) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (y) without these agreements, the Parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.
Section 10   Miscellaneous Provisions
10.1   Non-Survival of Representations and Warranties.   The representations and warranties of the Company, WPCS and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.
10.2   Amendment.   This Agreement may be amended with the approval of the respective Boards of Directors of the Company, Merger Sub and WPCS at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required WPCS Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by law requires further approval of such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and WPCS.
10.3   Waiver.
(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
10.4   Entire Agreement; Counterparts; Exchanges by Facsimile.   This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
10.5   Applicable Law; Jurisdiction.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement; and (f) irrevocably waives the right to trial by jury.
10.6   Attorneys’ Fees.   In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.
10.7   Assignability.   This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
10.8   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:
if to WPCS or Merger Sub:
WPCS International Incorporated
521 Railroad Avenue
Suisun City, California 94585
Fax: (707) 421-1359
Attention: Sebastian Giordano, CEO
Email: sebastian.giordano@wpcs.com
with a copy to (which shall not constitute notice):
Morse, Zelnick, Rose & Lander, LLP
825 Third Avenue, 16th Floor
New York, NY 10022
Fax: (212) 208-6809
Attention: Kenneth S. Rose, Esq.
Email: krose@mzrl.com

if to the Company:
DropCar, Inc.
1412 Broadway, Suite 2105
New York, NY 10018
Fax: (253) 484-9409
Attention: Spencer Richardson
Email: spencer@dropcar.com
with a copy to (which shall not constitute notice):
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 3rd Avenue
New York, NY 10017
Fax: (212) 983-3115
Attention: Kenneth R. Koch, Esq.
Email: krkoch@mintz.com
10.9   Cooperation.   Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.
10.10   Severability.   Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
10.11   Other Remedies; Specific Performance.   Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto.
10.12   No Third Party Beneficiaries.   Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.13   Construction.
(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.
(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(d) The use of the word “or” shall not be exclusive.
(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.
(f) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.
(g) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
(h) The Parties agree that the Company Disclosure Schedule or WPCS Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Section 2 or Section 3, respectively. The disclosures in any section or subsection of the Company Disclosure Schedule or the WPCS Disclosure Schedule, as the case may be, shall qualify other sections and subsections in Section 2 or Section 3, respectively, to the extent it is readily apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
(i) “delivered” or “made available” shall mean, with respect to any documentation, that prior to 11:59 p.m. (New York City time) on the date that is two calendar days prior to the date of this Agreement, a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party.
(Remainder of page intentionally left blank)

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.
WPCS International Incorporated
By:	/s/ Sebastian Giordano
Name:	Sebastian Giordano
Title:	Chief Executive Officer
DC Acquisition Corporation
By:	/s/ Sebastian Giordano
Name:	Sebastian Giordano
Title:	Chief Executive Officer
DropCar, Inc.
By:	/s/ Spencer Richardson
Name:	Spencer Richardson
Title:	Chief Executive Officer

Exhibit A
Certain Definitions
a) For purposes of the Agreement (including this Exhibit A):
“Acquisition Inquiry” shall mean, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or WPCS, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.
“Acquisition Proposal” shall mean, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of WPCS or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.
“Acquisition Transaction” shall mean any transaction or series of related transactions involving:
(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided, however, (i) in the case of the Company, the Company Closing Financing and any Additional Financing shall not be an “Acquisition Transaction;” and (ii) in the case of WPCS, any Additional Financing shall not be an “Acquisition Transaction”, or
(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.
“Additional Financing” means the sale of Company Common Stock or WPCS Common Stock (which shall not include the exercise of any WPCS Options or any Affiliate Warrant Proceeds) as the case may be, to be consummated substantially simultaneously with the Closing with aggregate gross cash proceeds to the Company and/or WPCS sufficient to obtain approval of the listing of WPCS Common Stock on the NASDAQ Capital Market at the Effective Date.
“Affiliate” shall have the meaning given to such term in Rule 145 under the Securities Act.
“Affiliate Warrant Proceeds” means any cash proceeds received by WPCS upon the exercise of WPCS Warrants by a Person who would be deemed an “affiliate” of WPCS for NASDAQ Capital Market listing purposes.
“Agreement” shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.
“Allocation Certificate” shall have the meaning set forth in Section 5.19(a).
“Business Day” shall mean any day other than a day on which banks in the State of New York are authorized or obligated to be closed.
“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company Affiliate” shall mean any Person that is (or at any relevant time was) under common control with the Company within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.
A-A-1

“Company Associate” shall mean any current or former employee, independent contractor, officer or director of the Company or any of its Subsidiaries.
“Company Audited Balance Sheet” shall mean the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2016 provided to WPCS prior to the date of the Agreement.
“Company Board” shall mean the board of directors of the Company.
“Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.
“Company Capitalization Representations” shall mean the representations and warranties of the Company set forth in Section 2.6.
“Company Closing Financing” means the sale of Company Common Stock or WPCS Common Stock, as the case may be, to be consummated substantially simultaneously with the Closing with aggregate gross cash proceeds to the Company or WPCS, as the case may be, of at least $4,000,000 in the aggregate or such greater amount (but not to exceed $5,000,000 without the Company’s consent) as is required to qualify for the listing of WPCS Common Stock on the NASDAQ Capital Market at the Effective Time. The cash proceeds from the exercise of any WPCS Warrants subsequent to the date of this Agreement and prior to the Effective Date shall be credited towards the Company Closing Financing; provided, however, that any proceeds from the exercise of any WPCS Warrants subsequent to the date of this Agreement and prior to the Effective Date by an Affiliate of either WPCS or the Company shall be excluded before any determination of the requirement for any Additional Financing. Any proceeds raised by the Company pursuant to such Company Closing Financing, other than through the exercise of WPCS Warrants, shall be at a pre-money valuation of the Company of  $20,000,000 to $25,000,000.
“Company Common Stock” shall mean the common stock, $0.0001 par value per share, of the Company.
“Company Contract” shall mean any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any of its Subsidiaries or any Company IP Rights or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.
“Company Financial Statements” shall mean any financial statements of the Company provided in accordance with the terms and provisions of this Agreement.
“Company Fundamental Representations” shall mean the representations and warranties of the Company set forth in Sections 2.1, 2.2, 2.3, 2.4, 2.5 and 2.21.
“Company IP Rights” shall mean all Intellectual Property owned, licensed, or controlled by the Company or its Subsidiaries that is necessary for or used in the operation of the business of the Company and its Subsidiaries as presently conducted.
“Company IP Rights Agreement” shall mean any instrument or agreement governing, related to or pertaining to any Company IP Rights.
“Company Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company or its Subsidiaries, taken as a whole; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions; (b) the taking of any action, or the failure to take any action, by the Company that is required to comply with the terms of the Agreement; (c) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (d) any change in GAAP or applicable Law or the interpretation thereof; (e) general economic or political
A-A-2

conditions or conditions generally affecting the industries in which the Company and its Subsidiaries operate; or (f) any change in the cash position of the Company and its Subsidiaries which results from operations in the Ordinary Course of Business; except in each case with respect to clauses (c), (d) and (e), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.
“Company Preferred Stock” means, collectively, Series Seed Preferred Stock and Series A Preferred Stock.
“Company Registered IP” shall mean all Company IP Rights that are owned by the Company that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.
“Company Stockholder Support Agreements” shall have the meaning set forth in the recitals.
“Company Stockholder Written Consent” shall have the meaning set forth in the recitals.
“Company Triggering Event” shall be deemed to have occurred if the Company or any director or officer of the Company shall have willfully and intentionally breached the provisions set forth in Section 4.4 or Section 5.2 of the Agreement.
“Company Warrants” shall mean warrants to purchase shares of Company Capital Stock outstanding as of the date of this Agreement or the Effective Time, as applicable.
“Confidentiality Agreement” shall mean the Confidentiality Agreement dated January 18, 2017, between the Company and WPCS.
“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Contemplated Transactions” shall mean the Merger and the other transactions contemplated by the Agreement.
“Contract” shall mean, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.
“DGCL” shall mean the General Corporation Law of the State of Delaware.
“Effect” shall mean any effect, change, event, circumstance, or development.
“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“Enforceability Exceptions” shall mean the (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
“Entity” shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.
“Environmental Law” shall mean any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
A-A-3

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” shall mean any entity (whether or not incorporated) treated as a single employer with the Company or WPCS, as applicable, for the purposes of Section 414 of the Code.
“Exchange Act” shall mean the Securities Exchange Act of 1934.
“Exchange Ratio” shall mean, subject to Section 1.5(e), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:
•
“Advisory/Commitment Allocation Percentage” shall equal 0.064.

•
“Company Allocation Percentage” shall mean (i) 1.00 minus (ii) the sum of  (A) the WPCS Allocation Percentage, (B) the Palladium Allocation Percentage and (C) the Advisory/Commitment Allocation Percentage.

•
“Company Fully-Diluted Merger Shares” shall mean the product determined by multiplying (i) the Post-Closing WPCS Shares by (ii) the Company Allocation Percentage.

•
“Company Merger Shares” shall mean the product determined by multiplying (i) the Company Fully-Diluted Merger Shares by (ii) a fraction, the numerator of which equals (A) the Company Fully-Diluted Shares minus (B) the Company Warrant Shares, and the denominator of which equals the Company Fully-Diluted Shares.

•
“Company Fully-Diluted Shares” shall mean the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the issuance of shares of Company Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately prior to the Effective Time, other than the Company Warrants, (iii) the effectiveness of the Company Closing Financing and the issuance of all Company Common Stock or WPCS Common Stock, as the case may be, in connection therewith and (iv) the issuance of shares of Company Common Stock representing 85% of the total number of shares of WPCS Common Stock, if any, and Company Capital Stock, if any, issued in connection with any Additional Financing; provided, however, that references to 85% in this clause (iv) shall be treated as references to 100% with respect to the issuance of shares of WPCS Common Stock or Company Common Stock, as the case may be, in an aggregate amount equal to the Affiliate Warrant Proceeds included in the Company Closing Financing.

•
“Company Outstanding Shares” shall mean the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on an as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the issuance of shares of Company Common Stock in respect of all options, warrants or rights to receive such shares that will be outstanding immediately prior to the Effective Time, other than the Company Warrants, (ii) the effectiveness of the Company Closing Financing and the issuance of all Company Common Stock or WPCS Common Stock, as the case may be, in connection therewith and (iii) the issuance of shares of Company Common Stock representing 85% of the total number of shares of WPCS Common Stock, if any, and Company Capital Stock, if any, issued in connection with any Additional Financing; provided, however, that references to 85% in this clause (iii) shall be treated as references to 100% with respect to the issuance of shares of WPCS Common Stock or Company Common Stock, as the case may be, in an aggregate amount equal to the Affiliate Warrant Proceeds included in the Company Closing Financing.

•
“Company Warrant Shares” shall mean the total number of shares of Company Capital Stock issuable in connection with all Company Warrants outstanding as of immediately prior to the Effective Time.

•
“Palladium Allocation Percentage” shall equal 0.025.

A-A-4

•
“Post-Closing WPCS Shares” shall mean the quotient determined by dividing (i) the WPCS Outstanding Shares by (ii) the WPCS Allocation Percentage.

•
“WPCS Allocation Percentage” shall mean 0.15; provided, however, to the extent that the Net Cash determined pursuant to Section 1.6(i) is more or less than Four Hundred Nineteen Thousand dollars ($419,000), then 0.15 shall be adjusted (i.e., increased if more; decreased if less) in accordance with the WPCS Allocation Percentage Adjustment Formula set forth on Exhibit D hereto.

•
“WPCS Outstanding Shares” shall mean, subject to Section 1.5(e), (i) 6,118,689 plus (ii) a number of shares based on the issuance of shares of WPCS Common Stock representing 15% of the total number of shares of WPCS Common Stock, if any, and Company Capital Stock, if any, issued in connection with any Additional Financing; provided, however, that references to 15% in this clause (ii) shall be treated as references to 0% with respect to the issuance of shares of WPCS Common Stock or Company Common Stock, as the case may be, in an aggregate amount equal to the Affiliate Warrant Proceeds included in the Company Closing Financing.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.
“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including the NASDAQ Stock Market).
“Hazardous Materials” shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.
“Intellectual Property” shall mean (a) United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures and inventions, (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, (c) copyrights, including registrations and applications for registration thereof, and (d) software, formulae, customer lists, trade secrets, know-how, confidential information and other proprietary rights and intellectual property, whether patentable or not.
“IRS” shall mean the United States Internal Revenue Service.
“Key Employee” shall mean, with respect to the Company or WPCS, an executive officer of such Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Operating Officer of such Party.
“Knowledge” shall mean, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment responsibilities. Any Person that is an Entity shall have Knowledge if any executive officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.
“Law” shall mean any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of the NASDAQ Stock Market or the Financial Industry Regulatory Authority).
A-A-5

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Measuring Period” shall mean any period consisting of five consecutive trading days beginning after the Public Announcement Date and ending two days before the Anticipated Closing Date.
“Merger Sub Board” shall mean the board of directors of Merger Sub.
“Multiemployer Plan” shall mean (a) a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).
“Multiple Employer Plan” shall mean (a) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a).
“Multiple Employer Welfare Arrangement” shall mean (a) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (b) a plan which if maintained or administered in or otherwise subject to the laws of the United States would be described in paragraph (a) of this definition.
“Net Cash” shall mean (a) the sum of  (without duplication) WPCS’s cash and cash equivalents, marketable securities, accounts, interest and other receivables (to the extent determined to be collectible in accordance with GAAP) and deposits (to the extent refundable to WPCS) in each case as of the Cash Determination Time, determined in a manner consistent with the manner in which such items were historically determined and in accordance with WPCS’s audited financial statements and unaudited interim balance sheet, minus (b) the sum of  (without duplication) (i) WPCS’s accounts payable and accrued expenses (other than accrued expenses which are WPCS Transaction Expenses) and WPCS’s other current liabilities payable in cash, in each case as of the Cash Determination Time and determined in a manner consistent with the manner in which such items were historically determined and in accordance with WPCS’s audited financial statements and unaudited interim balance sheet, and (ii) any unpaid WPCS Transaction Expenses, minus (c) any unpaid amounts payable by WPCS in satisfaction of its obligations under Section 5.8(d) for the period after Closing, and minus (d) any cash proceeds received by WPCS upon the exercise of WPCS Warrants after the date of this Agreement.
“Ordinary Course of Business” shall mean, in the case of each of the Company and WPCS, such actions taken in the ordinary course of its normal operations and consistent with its past practices.
“Organizational Documents” shall mean, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Party” or “Parties” shall mean the Company, Merger Sub and WPCS.
“Permitted Alternative Agreement” shall mean a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.
“Permitted Encumbrance” shall mean: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the WPCS Audited Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company or any of its Subsidiaries or WPCS, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; and (e) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.
A-A-6

“Person” shall mean any individual, Entity or Governmental Body.
“Proxy Statement” shall mean the proxy statement to be sent to WPCS’s stockholders in connection with the WPCS Stockholders’ Meeting.
“Registration Statement” shall mean the registration statement on Form S-4 (or any other applicable form under the Securities Act to register WPCS Common Stock) to be filed with the SEC by WPCS registering the public offering and sale of WPCS Common Stock to some or all holders of Company Common Stock in the Merger, including all shares of WPCS Common Stock to be issued in exchange for all shares of Company Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.
“Representatives” shall mean directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.
“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.
“SEC” shall mean the United States Securities and Exchange Commission.
“Securities Act” shall mean the Securities Act of 1933.
“Series A Preferred Stock” means the Company’s Series A Preferred Stock, par value $$0.0001 per share.
“Series Seed Preferred Stock” means the Company’s Series Seed Preferred Stock, par value $$0.0001 per share.
“Subsequent Transaction” shall mean any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).
“Subsidiary” shall mean an Entity of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.
“Superior Offer” shall mean an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 75% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of  (or in violation of) the Agreement; (b) is on terms and conditions that the WPCS Board determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the Company to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to WPCS’s stockholders than the terms of the Contemplated Transactions and is not subject to any financing condition (and if financing is required, such financing is then fully committed to the third party); (c) is reasonably capable of being completed on the terms proposed without unreasonable delay; and (d) includes termination rights exercisable by WPCS on terms no less favorable to WPCS than the terms set forth in this Agreement, all from a third party capable of performing such terms.
“Tax” shall mean any federal, state, local, foreign or other tax, including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.
“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.
A-A-7

“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.
“WPCS Affiliate” shall mean any Person that is (or at any relevant time was) under common control with WPCS within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.
“WPCS Associate” shall mean any current or former employee, independent contractor, officer or director of WPCS or any of its Subsidiaries.
“WPCS Audited Balance Sheet” shall mean the audited balance sheet of WPCS as of April 30, 2017, included in WPCS’s Report on Form 10-K for the fiscal year ended April 30, 2017, as filed with the SEC.
“WPCS Board” shall mean the board of directors of WPCS.
“WPCS Capitalization Representations” shall mean the representations and warranties of WPCS and Merger Sub set forth in Sections 3.6.
“WPCS Common Stock” shall mean the Common Stock, $0.0001 par value per share, of WPCS.
“WPCS Contract” shall mean any Contract: (a) to which WPCS is a party; (b) by which WPCS or any WPCS IP Rights or any other asset of WPCS is or may become bound or under which WPCS has, or may become subject to, any obligation; or (c) under which WPCS has or may acquire any right or interest.
“WPCS Deal Expenses” shall mean any costs, fees and expenses incurred by WPCS, or for which WPCS is liable, in connection with the negotiation, preparation and execution of the Agreement and the consummation of the Contemplated Transactions (but excluding any costs, fees and expenses incurred in connection with any stockholder litigation relating to this Agreement or any of the Contemplated Transactions) and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel or accountants payable by WPCS.
“WPCS Fundamental Representations” shall mean the representations and warranties of WPCS and Merger Sub set forth in Sections 3.1, 3.2, 3.3, 3.4, 3.5 and 3.21.
“WPCS IP Rights” shall mean all Intellectual Property owned, licensed or controlled by WPCS that is necessary for the operation of the business of WPCS as presently conducted.
“WPCS IP Rights Agreement” shall mean any instrument or agreement governing, related or pertaining to any WPCS IP Rights.
“WPCS Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the WPCS Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of WPCS; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a WPCS Material Adverse Effect: (a) the announcement of the Agreement or the pendency of the Contemplated Transactions; (b) any change in the stock price or trading volume of WPCS Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of WPCS Common Stock may be taken into account in determining whether a WPCS Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition); (c) the taking of any action, or the failure to take any action, by WPCS that is required to comply with the terms of the Agreement or the taking of any action expressly permitted by Section 4.1(b) of the WPCS Disclosure Schedule; (d) any natural disaster or any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation or armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing; (e) any change in GAAP or applicable Law or the interpretation thereof; or (f) general economic or political conditions or conditions generally affecting the industries in which WPCS operates; except, in each case with respect to clauses (d), (e) and (f), to the extent disproportionately affecting WPCS relative to other similarly situated companies in the industries in which WPCS operates.
A-A-8

“WPCS Options” shall mean options to purchase shares of WPCS Common Stock outstanding as of the date of this Agreement or the Effective Time, as applicable.
“WPCS Registered IP” shall mean all WPCS IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.
“WPCS Reverse Stock Split” shall have the meaning set forth in Section 5.21.
“WPCS Stock Price” shall mean, for any date of determination, the volume weighted average closing price of a share of WPCS Common Stock on the NASDAQ Capital Market (or such other NASDAQ market on which the WPCS Common Stock then trades) for the five trading days ending the trading day immediately prior to such date of determination.
“WPCS Stockholder Support Agreements” shall have the meaning set forth in the recitals.
“WPCS Transaction Expenses” shall mean the sum of  (a) the cash cost of any change of control payments or severance payments that are or become due to any employee of WPCS in connection with the consummation of the Contemplated Transactions and that are unpaid as of the Closing (including all payments made in connection with Section 5.7), (b) the cash cost of any retention payments that are or become due to any employee of WPCS in connection with the consummation of the Contemplated Transactions and that are unpaid as of the Closing, and (c) the WPCS Deal Expenses.
“WPCS Triggering Event” shall be deemed to have occurred if: (a) WPCS shall have failed to include in the Proxy Statement the WPCS Board Recommendation or shall have made a WPCS Board Adverse Recommendation Change; (b) the WPCS Board or any committee thereof shall have approved, endorsed or recommended any Acquisition Proposal; (c) WPCS shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4); (d) WPCS or any director or officer of WPCS shall have willfully and intentionally breached the provisions set forth in Section 4.4 or Section 5.3 of the Agreement; or (e) WPCS shall have failed to hold the WPCS Stockholders’ Meeting within 75 days after the Registration Statement is declared effective under the Securities Act.
“WPCS Warrants” shall mean warrants to purchase shares of WPCS Common Stock outstanding as of date of this Agreement or the Effective Time, as applicable.
b) Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
409A Plan	2.17(k)
Accounting Firm	1.6(e)
Allocation Certificate	5.19
Anticipated Closing Date	1.6(a)
Anti-Corruption Laws	2.24(a)
Cash Determination Time	1.6(a)
Certificate of Merger	1.3
Certifications	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Board Recommendation	5.2(c)
Company Disclosure Schedule	2
Company Employee Plan	2.17(d)
Company Audited Financials	2.7(a)
Company Material Contract	2.13(a)
A-A-9

Term	Section
Company Permits	2.14(b)
Company Real Estate Leases	2.11
Company Stock Certificate	1.7
Company Termination Fee	9.3(b)
Company Unaudited Interim Balance Sheet	2.7(a)
Costs	5.8(a)
D&O Indemnified Party	5.8(a)
Delivery Date	1.6(a)
Dispute Notice	1.6(b)
Dissenting Shares	1.9(a)
Effective Time	1.3
End Date	9.1(b)
Exchange Agent	1.8(a)
Exchange Fund	1.8(a)
FCPA	3.25
GAAP	2.7(a)
Interim Company Financials	2.7(a)
Liability	2.9
Money Laundering	2.26
Merger	Recitals
Merger Consideration	1.5(a)
Merger Sub	Preamble
NASDAQ Listing Application	5.11
Net Cash Condition	8.6
Net Cash Calculation	1.6(a)
Net Cash Schedule	1.6(a)
Notice Period	5.3(c)
OFAC	2.25a
Pre-Closing Period	4.1(a)
Public Announcement Date	9.3(f)
Required Company Stockholder Vote	2.4
Required WPCS Charter Stockholder Vote	3.4
Required WPCS Merger Stockholder Vote	3.4
Required WPCS Stockholder Vote	3.4
Response Date	1.6(b)
Stockholder Notice	5.2(b)
Surviving Corporation	1.1
Third Party Expenses	9.3(f)
WARN Act	2.17(n)
WPCS	Preamble
WPCS Board Adverse Recommendation Change	5.3(b)
WPCS Board Recommendation	5.3(b)
WPCS Disclosure Schedule	3
A-A-10

Term	Section
WPCS Employee Plan	3.17(d)
WPCS Material Contract	3.13
WPCS Permits	3.14(b)
WPCS Real Estate Leases	3.11
WPCS Reverse Stock Split	5.21
WPCS SEC Documents	3.7(a)
WPCS Stock Plans	3.6(c)
WPCS Stockholder Matters	5.3(a)
WPCS Stockholders’ Meeting	5.3(a)
WPCS Termination Fee	9.3(c)
A-A-11

Exhibit B-1
Form of WPCS Stockholder Support Agreement with WPCS Officers, Directors and Certain 5% Stockholders of WPCS
[Intentionally Omitted]
A-B-1-1

Exhibit B-2
Form of WPCS Stockholder Support Agreement with Certain 5% Stockholders of WPCS
[Intentionally Omitted]
A-B-2-1

Exhibit C-1
Form of Company Stockholder Support Agreement with Company Officers, Directors and Certain 5% Stockholders of the Company
[Intentionally Omitted]
A-C-1-1

Exhibit C-2
Form of Company Stockholder Support Agreement with Certain 5% Stockholders of the Company
[Intentionally Omitted]
A-C-2-1

Exhibit D
WPCS Allocation Percentage Adjustment Formula
WPCS assumed outstanding shares	6,118,689.00
WPCS allocation percentage	0.15
Exchange ratio	5.67
Drop car shares	34,672,571.00
Pre-adjustment pro forma cap tab
WPCS	6,118,689.00	15.0%
DropCar	34,672,571.00	85.0%
Total	40,791,260.00
WPCS 10-day avg share price	$1.29
WPCS net cash	$500,000.00
WPCS net cash requirement	$419,000
Over/short	$81,000
Value in WPCS shares	62,790.70
Exchange Ratio	5.67
Increase (Decrease) in DropCar Shares	-355,813.95
Post-adjustment pro forma cap tab
WPCS	6,118,689.00	15.1%
DropCar	34,316,757.05	84.9%
Total	40,435,446.05
A-D-1

AMENDMENT NO. 1
TO AGREEMENT AND PLAN OF MERGER
AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, dated as of October 10, 2017 (this “Amendment”), by and among WPCS International Incorporated, a Delaware corporation (“WPCS”), DC Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of WPCS (“Merger Sub”), and DropCar, Inc., a Delaware corporation (“DropCar”). Each of WPCS, Merger Sub and DropCar is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement (as defined below).
RECITALS
WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger and Reorganization, dated as of September 6, 2017 (the “Merger Agreement”); and
WHEREAS, each of the Parties has agreed to amend the Merger Agreement to correct a scrivener’s error, as set forth herein.
NOW, THEREFORE, in consideration of the premises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
1.   Correction to definition of Advisory/Commitment Percentage. The definition of  “Advisory/Commitment Percentage” is hereby amended and restated in its entirety as follows:
“Advisory/Commitment Allocation Percentage” shall equal 0.158.
2.   Reference to and Effect in the Merger Agreement.
(a) Upon the effectiveness of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended hereby.
(b) Except as specifically amended herein, the Merger Agreement shall continue to be in full force and effect and is hereby in all respects ratified and confirmed, and the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Merger Agreement.
3.   Counterparts. This Amendment may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise).
4.   Governing Law. This Amendment shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the State of Delaware without regard to the conflicts of law principles thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to Agreement and Plan of Merger to be executed as of the date first above written.
WPCS INTERNATIONAL INCORPORATED
By:	/s/ Sebastian Giordano
Name: Sebastian Giordano Title: Chief Executive Officer
DC ACQUISITION CORPORATION
By:	/s/ Sebastian Giordano
Name: Sebastian Giordano Title: Chief Executive Officer
DROPCAR, INC.
By:	/s/ Spencer Richardson
Name: Spencer Richardson Title: Chief Executive Officer

AMENDMENT NO. 2
TO AGREEMENT AND PLAN OF MERGER
AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER, dated as of November 21, 2017 (this “Amendment”), by and among WPCS International Incorporated, a Delaware corporation (“WPCS”), DC Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of WPCS (“Merger Sub”), and DropCar, Inc., a Delaware corporation (“DropCar”). Each of WPCS, Merger Sub and DropCar is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement (as defined below).
RECITALS
WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger and Reorganization, dated as of September 6, 2017, as amended by Amendment No. 1 dated as of October 10, 2017 (collectively, the “Merger Agreement”); and
WHEREAS, each of the Parties has agreed to amend Schedule 5.14 of the Merger Agreement as set forth herein.
NOW, THEREFORE, in consideration of the premises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
1.   Amendment to Schedule 5.14. Schedule 5.14 is hereby amended and restated in its entirety as follows:
Directors
•
Spencer Richardson

•
David Newman

•
Sebastian Giordano

•
Josh Silverman

•
Solomon Mayer

•
Greg Schiffman

•
Zvi Joseph

•
Brian Harrington

2.   Reference to and Effect in the Merger Agreement.
(a) Upon the effectiveness of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended hereby.
(b) Except as specifically amended herein, the Merger Agreement shall continue to be in full force and effect and is hereby in all respects ratified and confirmed, and the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Merger Agreement.
3.   Counterparts. This Amendment may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise).
4.   Governing Law. This Amendment shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the State of Delaware without regard to the conflicts of law principles thereof.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to Agreement and Plan of Merger to be executed as of the date first above written.
WPCS INTERNATIONAL INCORPORATED
By: /s/ Sebastian Giordano Name: Sebastian Giordano Title: Chief Executive Officer
DC ACQUISITION CORPORATION
By: /s/ Sebastian Giordano Name: Sebastian Giordano Title: Chief Executive Officer
DROPCAR, INC.
By: /s/ Spencer Richardson Name: Spencer Richardson Title: Chief Executive Officer

AMENDMENT NO. 3
TO AGREEMENT AND PLAN OF MERGER
AMENDMENT NO. 3 (this “Amendment”) TO AGREEMENT AND PLAN OF MERGER, dated as of December 4, 2017, by and among WPCS International Incorporated, a Delaware corporation (“WPCS”), DC Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of WPCS (“Merger Sub”), and DropCar, Inc., a Delaware corporation (“DropCar”). Each of WPCS, Merger Sub and DropCar is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement (as defined below).
RECITALS
WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger and Reorganization, dated as of September 6, 2017, as amended by Amendment No. 1, dated as of October 10, 2017, and Amendment No. 2, dated as of November 21, 2017 (collectively, the “Merger Agreement”); and
WHEREAS, each of the Parties has agreed to amend the Merger Agreement as set forth herein.
NOW, THEREFORE, in consideration of the premises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
1.   Amendment to Recital F. Recital F of the Merger Agreement is hereby amended and restated in its entirety as follows:
F. Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain officers, directors and certain 5% or greater stockholders of WPCS and certain other 5% or greater stockholders (together with their Affiliates) of WPCS, each as listed on Section A of the WPCS Disclosure Schedule (solely in their capacity as stockholders of WPCS) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B-1, B-2, and B-3, respectively (the “WPCS Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of WPCS in favor of the approval of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.
2.   Amendment to Section 3.6(a). Section 3.6(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:
(a) The capitalization of WPCS is as set forth in Section 3.6(a) of the WPCS Disclosure Schedules. The Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than pursuant to the exercise of employee stock options under the WPCS Stock Plans, the issuance of shares of Common Stock to employees pursuant to the WPCS Stock Plans, the issuance of shares of WPCS Common Stock pursuant to the exercise of WPCS Warrants and pursuant to the conversion and/or exercise of Common Stock equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act.
3.    Amendment to Section 8.1. Section 8.1 of the Merger Agreement is hereby amended and restated in its entirety as follows:
8.1 Accuracy of Representations. Each of the WPCS Fundamental Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date). The WPCS Capitalization Representations shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date) or (z) changes to WPCS’ capitalization arising from transactions occurring after September 6, 2017, which have been expressly consented to in writing by DropCar. The representations and warranties of WPCS and Merger Sub contained in this Agreement (other than the WPCS Fundamental Representations and the WPCS Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a WPCS Material Adverse Effect (without giving effect to any references therein to any WPCS Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the WPCS Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).
4.    Amendment to definition of  “Exchange Ratio”. The definition of  “Exchange Ratio” is hereby amended and restated in its entirety as follows:
“Exchange Ratio” shall mean, subject to Section 1.5(e), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:
•
“Advisory/Commitment Allocation Percentage” shall equal 0.1560 (or 15.60% expressed as a percentage), which equals 18.58% of the Company Merger Shares as of the date of this Agreement; provided, that the Advisory/Commitment Allocation Percentage shall be subject to adjustment based on any increase or decrease in the Company Merger Shares such that at all times the Advisory/Commitment Allocation Percentage shall be equal to 18.58% of the Company Merger Shares.

•
“Company Allocation Percentage” shall mean (i) 1.00 (or 100% expressed as a percentage) minus (ii) the sum of  (A) the WPCS Allocation Percentage, (B) the Palladium Allocation Percentage and (C) the Advisory/Commitment Allocation Percentage.

•
“Company Fully-Diluted Merger Shares” shall mean the product determined by multiplying (i) the Post-Closing WPCS Shares by (ii) the Company Allocation Percentage.

•
“Company Merger Shares” shall mean the product determined by multiplying (i) the Company Fully-Diluted Merger Shares by (ii) a fraction, the numerator of which equals (A) the Company Fully-Diluted Shares minus (B) the Company Warrant Shares, and the denominator of which equals the Company Fully-Diluted Shares.

•
“Company Fully-Diluted Shares” shall mean the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the issuance of shares of Company Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately prior to the Effective Time, other than the Company Warrants, (iii) the effectiveness of the Company Closing Financing and the issuance of all Company Common Stock or WPCS Common Stock, as the case may be, in connection therewith and (iv) the issuance of a number of shares of Company Common Stock equal to the Company Allocation Percentage of the total number of shares of WPCS Common Stock, if any, and Company Capital Stock, if any, issued in connection with any Additional Financing; provided, however, that, for purposes of this clause (iv), (A) the Company Allocation Percentage shall be calculated without regard to sub-clauses (B) and (C) of clause (ii) of the definition of Company Allocation Percentage and (B) shall be deemed to be 100% with respect to the issuance of shares of WPCS Common Stock or Company Common Stock, as the case may be, in an aggregate amount equal to the Affiliate Warrant Proceeds included in the Company Closing Financing.

•
“Company Outstanding Shares” shall mean the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on an as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the issuance of shares of Company Common Stock in respect of all options, warrants or rights to receive such shares that will be outstanding immediately prior to the Effective Time, other than the Company Warrants, (ii) the effectiveness of the Company Closing Financing and the issuance of all Company Common Stock or WPCS Common Stock, as the case may be, in connection therewith and (iii) the issuance of a number of shares of Company Common Stock equal to the Company Allocation Percentage of the total number of shares of WPCS Common Stock, if any, and Company Capital Stock, if any, issued in connection with any Additional Financing; provided, however, that, for purposes of this clause (iii), (A) the Company Allocation Percentage shall be calculated without regard to sub-clauses (B) and (C) of clause (ii) of the definition of Company Allocation Percentage and (B) shall be deemed to be 100% with respect to the issuance of shares of WPCS Common Stock or Company Common Stock, as the case may be, in an aggregate amount equal to the Affiliate Warrant Proceeds included in the Company Closing Financing.

•
“Company Warrant Shares” shall mean the total number of shares of Company Capital Stock issuable in connection with all Company Warrants outstanding as of immediately prior to the Effective Time.

•
“Palladium Allocation Percentage” shall equal 0.025 (or 2.5% expressed as a percentage).

•
“Post-Closing WPCS Shares” shall mean the quotient determined by dividing (i) the WPCS Outstanding Shares by (ii) the WPCS Allocation Percentage.

•
“WPCS Allocation Percentage” shall mean 0.1601 (or 16.01% expressed as a percentage); provided, however, to the extent that the Net Cash determined pursuant to Section 1.6(i) is more or less than Four Hundred Nineteen Thousand dollars ($419,000), then 0.1601 (or 16.01% expressed as a percentage) shall be adjusted (i.e., increased if more; decreased if less) in accordance with the WPCS Allocation Percentage Adjustment Formula set forth on Exhibit D hereto.

•
“WPCS Outstanding Shares” shall mean, subject to Section 1.5(e), (i) 6,530,681 plus (ii) a number of shares equal to the WPCS Allocation Percentage of the total number of shares of WPCS Common Stock, if any, and Company Capital Stock, if any, issued in connection with any Additional Financing; provided, however, that the WPCS Allocation Percentage shall be deemed to be 0% with respect to the issuance of shares of WPCS Common Stock or Company Common Stock, as the case may be, in an aggregate amount equal to the Affiliate Warrant Proceeds included in the Company Closing Financing.

5.   Amendment to Exhibit D. Exhibit D of the Merger Agreement is hereby amended and restated in its entirety as set forth on Appendix A hereto.
6.   Reference to and Effect in the Merger Agreement.
(a) Upon the effectiveness of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended hereby.
(b) Except as specifically amended herein, the Merger Agreement shall continue to be in full force and effect and is hereby in all respects ratified and confirmed, and the execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any party under the Merger Agreement.
7.   Counterparts. This Amendment may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise).

8.   Governing Law. This Amendment shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the State of Delaware without regard to the conflicts of law principles thereof.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to Agreement and Plan of Merger to be executed as of the date first above written.
WPCS INTERNATIONAL INCORPORATED
By:	/s/ Sebastian Giordano
Name:	Sebastian Giordano
Title:	Chief Executive Officer
DC ACQUISITION CORPORATION
By:	/s/ Sebastian Giordano
Name:	Sebastian Giordano
Title:	Chief Executive Officer
DROPCAR, INC.
By:	/s/ Spencer Richardson
Name:	Spencer Richardson
Title:	Chief Executive Officer

Appendix A
EXHIBIT D
WPCS assumed outstanding shares	6,530,681
WPC allocation percentage	0.1601
Ratio of Shares Issued to DropCar to Assumed WPCS Shares (pre-adjustment)	5.25
DropCar shares	34,260,579
Pre-adjustment pro forma cap tab
WPCS	6,530,681	16.01%
DropCar	34,260,579	83.99%
Total	40,791,260	100.00%
WPCS 10-day avg share price	1.29
WPCS net cash	$419,000
WPCS net cash requirement	$419,000
Over/short	$0
Value in WPCS shares	0.00
Ratio of Shares Issued to DropCar to Assumed WPCS Shares (pre-adjustment)	5.25
Increase (Decrease) in DropCar Shares	0.00
Post-adjustment pro forma cap tab
WPCS	6,530,681	16.01%
DropCar	34,260,579	83.99%
Total	40,791,260	100%

Exhibit B-3
Form of Amended and Restated Support Agreement
[Intentionally Omitted]

Annex B
CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
WPCS INTERNATIONAL INCORPORATED
WPCS International Incorporated (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:
1.
The name of the corporation is WPCS International Incorporated.

2.
Resolutions were duly adopted by the Board of Directors of the Corporation setting forth proposed amendment to the Corporation’s certificate of incorporation and declaring such Certificate of Amendment advisable and in the best interests of the Corporation and its stockholders.

3.
The certificate of incorporation of the Corporation is hereby amended by striking Article I in its entirety and replacing it with the following new Article I:

“The name of the corporation is DropCar, Inc. (the “Corporation”).”
4.
The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, WPCS International Incorporated has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation, on [           ], 2017.
WPCS INTERNATIONAL INCORPORATED
By:
Name:	Sebastian Giordano
Title:	Chief Executive Officer
B-1

Annex C
CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
WPCS INTERNATIONAL INCORPORATED
WPCS International Incorporated (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), hereby certifies as follows:
1.
The name of the corporation is WPCS International Incorporated.

2.
Resolutions were duly adopted by the Board of Directors of the Corporation setting forth proposed amendment to the Corporation’s certificate of incorporation and declaring such Certificate of Amendment advisable and in the best interests of the Corporation and its stockholders.

3.
The certificate of incorporation of the Corporation is hereby amended by striking the third paragraph of Article IV in its entirety and replacing it with the following:

“ Immediately upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware each one (1) share of Common Stock outstanding immediately prior to such filing shall be automatically reclassified into [           ] of one share of Common Stock. The aforementioned reclassification shall be referred to collectively as the “Reverse Split.” The Reverse Split shall occur without any further action on the part of the Corporation or stockholders of the Corporation and whether or not certificates representing such stockholders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Split held by a holder prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on The NASDAQ Capital Market on the trading day immediately preceding the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”
4.
The amendment of the certificate of incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, WPCS International Incorporated has caused this Certificate of Amendment to be signed by a duly authorized officer of the Corporation, on [           ], 2017.
WPCS INTERNATIONAL INCORPORATED
By:
Name:	Seastian Giordano
Title:	Chief Executive Officer
C-1

Annex D
WPCS INTERNATIONAL INCORPORATED
AMENDED AND RESTATED
2014 EQUITY INCENTIVE PLAN, AS AMENDED
1.   PURPOSE OF PLAN.
1.1   The purpose of this Amended and Restated 2014 Equity Incentive Plan, as amended (this “Plan”), of WPCS International Incorporated, a Delaware corporation (the “Corporation”), is to promote the success of the Corporation and to increase stockholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons.
2.   ELIGIBILITY.
2.1   The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An “Eligible Person” is any person who is either: (a) an officer (whether or not a director) or employee of the Corporation or one of its Subsidiaries; (b) a director of the Corporation or one of its Subsidiaries; or (c) a consultant who renders bona fide services (other than services in connection with the offering or sale of securities of the Corporation or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Corporation or one of its Subsidiaries) to the Corporation or one of its Subsidiaries and who is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person under clause (c) above may participate in this Plan only if such participation would not adversely affect either the Corporation’s eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the “Securities Act”), the offering and sale of shares issuable under this Plan by the Corporation, or the Corporation’s compliance with any other applicable laws. An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, “Subsidiary” means any corporation or other entity a majority of whose outstanding voting stock or voting power is beneficially owned directly or indirectly by the Corporation; and “Board” means the Board of Directors of the Corporation.
3.   PLAN ADMINISTRATION.
3.1   The Administrator.   This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The “Administrator” means the Board or one or more committees appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors or such number of directors as may be required under applicable law. A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by Section 157 of the Delaware General Corporation Law and any other applicable law, to one or more officers of the Corporation, its powers under this Plan (a) to designate Eligible Persons who will receive grants of awards under this Plan, and (b) to determine the number of shares subject to, and the other terms and conditions of, such awards. The Board may delegate different levels of authority to different committees with administrative and grant authority under this Plan. Unless otherwise provided in the bylaws of the Corporation or the applicable charter of any Administrator: (a) a majority of the members of the acting Administrator shall constitute a quorum, and (b) the affirmative vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the members of the Administrator shall constitute due authorization of an action by the acting Administrator.
With respect to awards intended to satisfy the requirements for performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), this Plan shall be administered by a committee consisting solely of two or more outside directors (as this requirement is applied under Section 162(m) of the Code); provided, however, that the failure to satisfy such requirement shall not affect the validity of the action of any committee otherwise duly authorized and acting in the matter. Award grants, and transactions in or involving awards, intended to be exempt under Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), must be duly and timely authorized by the Board or a committee consisting solely of two or more non-employee directors (as this requirement is applied under Rule 16b-3 promulgated under the Exchange Act). To the extent required by any applicable stock exchange, this Plan shall be administered by a committee composed entirely of independent directors (within the meaning of the applicable stock exchange).
3.2   Powers of the Administrator.   Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within the authority delegated to that committee or person(s)), including, without limitation, the authority to:
(a) determine eligibility and, from among those persons determined to be eligible, the particular Eligible Persons who will receive awards under this Plan;
(b) grant awards to Eligible Persons, determine the price at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons, determine the other specific terms and conditions of such awards consistent with the express limits of this Plan, establish the installments (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance targets, and establish the events of termination or reversion of such awards;
(c) approve the forms of award agreements (which need not be identical either as to type of award or among participants);
(d) construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, its Subsidiaries, and participants under this Plan, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan;
(e) cancel, modify, or waive the Corporation’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;
(f) accelerate or extend the vesting or exercisability or extend the term of any or all such outstanding awards (in the case of options or stock appreciation rights, within the maximum 10-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a separation from service or other events of a personal nature) subject to any required consent under Section 8.6.5;
(g) adjust the number of shares of Common Stock subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to compliance with applicable stock exchange requirements, Sections 4 and 8.6 and the applicable requirements of Code Section 162(m) and treasury regulations thereunder with respect to awards that are intended to satisfy the requirements for performance-based compensation under Section 162(m), and provided that in no case (except due to an adjustment contemplated by Section 7 or any repricing that may be approved by stockholders) shall such an adjustment constitute a repricing (by amendment, cancellation and regrant, exchange or other means) of the per share exercise or base price of any stock option or stock appreciation right or other award granted under this Plan, and further provided that any adjustment or change in terms made pursuant to this Section 3.2(g) shall be made in a manner that, in the good faith determination of the Administrator will not likely result in the imposition of additional taxes or interest under Section 409A of the Code;
(h) determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action granting an award);
(i) determine whether, and the extent to which, adjustments are required pursuant to Section 7 hereof and authorize the termination, conversion, substitution, acceleration or succession of awards upon the occurrence of an event of the type described in Section 7;

(j) acquire or settle (subject to Sections 7 and 8.6) rights under awards in cash, stock of equivalent value, or other consideration; and
(k) determine the Fair Market Value (as defined in Section 5.6) of the Common Stock or awards under this Plan from time to time and/or the manner in which such value will be determined.
3.3   Binding Determinations.   Any action taken by, or inaction of, the Corporation, any Subsidiary, or the Administrator relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons. Neither the Board, the Administrator, nor any Board committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan (or any award made under this Plan), and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, legal fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.
3.4   Reliance on Experts.   In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including professional advisors to the Corporation. The Administrator shall not be liable for any such action or determination taken or made or omitted in good faith based upon such advice.
3.5   Delegation of Non-Discretionary Functions.   In addition to the ability to delegate certain grant authority to officers of the Corporation as set forth in Section 3.1, the Administrator may also delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Corporation or any of its Subsidiaries or to third parties.
3.6   Book Entry.   Notwithstanding any other provision of this Plan to the contrary, the Corporation may elect to satisfy any requirement under this Plan for the delivery of stock certificates through the use of book entry.
4.   SHARES OF COMMON STOCK SUBJECT TO THIS PLAN; SHARE LIMITS.
4.1   Shares Available.   Subject to the provisions of Section 7.1, the capital stock available for issuance under this Plan shall be shares of the Corporation’s authorized but unissued Common Stock. For purposes of this Plan, “Common Stock” shall mean the common stock of the Corporation and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.
4.2   Share Limit.   The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan may not exceed 10,109,091 shares of Common Stock (the “Share Limit”).
The foregoing Share Limit is subject to adjustment as contemplated by Section 4.3, Section 7.1, and Section 8.10.
4.3   Awards Settled in Cash, Reissue of Awards and Shares.   The Administrator may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute awards) and make adjustments in accordance with this Section 4.3. Shares shall be counted against those reserved to the extent such shares have been delivered and are no longer subject to a substantial risk of forfeiture. Accordingly, (i) to the extent that an award under this Plan, in whole or in part, is canceled, expired, forfeited, settled in cash, settled by delivery of fewer shares than the number of shares underlying the award, or otherwise terminated without delivery of shares to the participant, the shares retained by or returned to the Corporation will not be deemed to have been delivered under this Plan and will be deemed to remain or to become available under this Plan; and (ii) shares that are withheld from such an award or separately surrendered by the participant in payment of the exercise price or taxes relating to such an award shall be deemed to constitute shares not delivered and will be deemed to remain or to become available under this Plan. The foregoing adjustments to the Share Limit of this Plan are subject to any applicable limitations under Section 162(m) of the Code with respect to awards intended as performance-based compensation thereunder.

4.4   Reservation of Shares; No Fractional Shares.   The Corporation shall at all times reserve a number of shares of Common Stock sufficient to cover the Corporation’s obligations and contingent obligations to deliver shares with respect to awards then outstanding under this Plan (exclusive of any dividend equivalent obligations to the extent the Corporation has the right to settle such rights in cash). No fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan.
4.5   Director Awards.
4.5.1   The maximum number of shares of Common Stock that may be subject to stock options or SARs under this Plan granted to any one participant who is a Board member during any calendar year shall be 225,000.
4.5.2   The maximum number of shares of Common Stock that may be subject to stock awards under this Plan (other than stock options or SARs) granted to any one participant who is a Board member during any calendar year shall be 225,000.
5.   AWARDS.   The foregoing limitations shall not apply to cash-based director fees that the director elects to receive in the form of shares or share-based units equal in value to the cash-based director fee.
5.1   Type and Form of Awards.   The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted singly, in combination or in tandem. Awards also may be made in combination or in tandem with, in replacement of, as alternatives to, or as the payment form for grants or rights under any other employee or compensation plan of the Corporation or one of its Subsidiaries. The types of awards that may be granted under this Plan are:
5.1.1   Stock Options.   A stock option is the grant of a right to purchase a specified number of shares of Common Stock during a specified period as determined by the Administrator. An option may be intended as an incentive stock option within the meaning of Section 422 of the Code (an “ISO”) or a nonqualified stock option (an option not intended to be an ISO). The award agreement for an option will indicate if the option is intended as an ISO; otherwise it will be deemed to be a nonqualified stock option. The maximum term of each option (ISO or nonqualified) shall be 10 years. The per share exercise price for each option shall be not less than 100% of the Fair Market Value of a share of Common Stock on the date of grant of the option. When an option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.5.
5.1.2   Additional Rules Applicable to ISOs.   Subject to adjustment as contemplated by Section 7.1, 6,776,018 shares of Common Stock shall be available for issuance as ISOs under this Plan. To the extent that the aggregate Fair Market Value (determined at the time of grant of the applicable option) of stock with respect to which ISOs first become exercisable by a participant in any calendar year exceeds $100,000, taking into account both Common Stock subject to ISOs under this Plan and stock subject to ISOs under all other plans of the Corporation or one of its Subsidiaries (or any parent or predecessor corporation to the extent required by and within the meaning of Section 422 of the Code and the regulations promulgated thereunder), such options shall be treated as nonqualified stock options. In reducing the number of options treated as ISOs to meet the $100,000 limit, the most recently granted options shall be reduced first in accordance with Section 422(d) of the Code and the regulations thereunder. To the extent a reduction of simultaneously granted options is necessary to meet the $100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which shares of Common Stock are to be treated as shares acquired pursuant to the exercise of an ISO. ISOs may only be granted to employees of the Corporation or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of stock of each subsidiary in the chain beginning with the Corporation and ending with the subsidiary in question). There shall be imposed in any award agreement relating to ISOs such other terms and conditions as from time to time are required in order that the option be an “incentive stock option” as that term is defined in Section 422 of the Code. No ISO may be granted to any person who, at the time the option is granted, owns (or is deemed to own under Section 424(d) of the Code) shares of outstanding Common Stock possessing more than 10% of the total combined voting power of all classes of stock of the Corporation, unless the exercise price of such option is at least 110% of the Fair Market Value of the stock subject to the option and such option by its terms is not exercisable after the expiration of five years from the date such option is granted.
5.1.3   Stock Appreciation Rights.   A stock appreciation right or “SAR” is a right to receive a payment, in cash and/or Common Stock, equal to the number of shares of Common Stock being exercised multiplied by the excess of  (i) the Fair Market Value of a share of Common Stock on the date the SAR is exercised, over (ii) the Fair Market Value of a share of Common Stock on the date the SAR was granted as specified in the applicable award agreement (the “base price”). The maximum term of a SAR shall be 10 years.
5.1.4   Restricted Shares.
(a) Restrictions.   Restricted shares are shares of Common Stock subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Administrator may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Administrator may determine at the date of grant or thereafter. Except to the extent restricted under the terms of this Plan and the applicable award agreement relating to the restricted stock, a participant granted restricted stock shall have all of the rights of a stockholder, including the right to vote the restricted stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Administrator).
(b) Certificates for Shares.   Restricted shares granted under this Plan may be evidenced in such manner as the Administrator shall determine. If certificates representing restricted stock are registered in the name of the participant, the Administrator may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such restricted stock, that the Corporation retain physical possession of the certificates, and that the participant deliver a stock power to the Corporation, endorsed in blank, relating to the restricted stock. The Administrator may require that restricted shares are held in escrow until all restrictions lapse
(c) Dividends and Splits.   As a condition to the grant of an award of restricted stock, subject to applicable law, the Administrator may require or permit a participant to elect that any cash dividends paid on a share of restricted stock be automatically reinvested in additional shares of restricted stock. Stock distributed in connection with a stock split or stock dividend, and other cash or property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock with respect to which such stock or other property has been distributed.
5.1.5   Restricted Share Units.
(a) Grant of Restricted Share Units.   A restricted share unit, or “RSU”, represents the right to receive from the Corporation on the respective scheduled vesting or payment date for such RSU, one Common Share. An award of RSUs may be subject to the attainment of specified performance goals or targets, forfeitability provisions and such other terms and conditions as the Administrator may determine, subject to the provisions of this Plan. At the time an award of RSUs is made, the Administrator shall establish a period of time during which the restricted share units shall vest and the timing for settlement of the RSU.
(b) Dividend Equivalent Accounts.   Subject to the terms and conditions of this Plan and the applicable award agreement, as well as any procedures established by the Administrator, prior to the expiration of the applicable vesting period of an RSU, the Administrator may determine to pay dividend equivalent rights with respect to RSUs, in which case, the Corporation shall establish an account for the participant and reflect in that account any securities, cash or other property comprising any dividend or property distribution with respect to the shares of Common Stock underlying each RSU. Each amount or other property credited to any such account shall be subject to the same vesting conditions as the RSU to which it relates. The participant shall have the right to be paid the amounts or other property credited to such account upon vesting of the subject RSU.
(c) Rights as a Stockholder.   Subject to the restrictions imposed under the terms and conditions of this Plan and the applicable award agreement, each participant receiving RSUs shall have no rights as a stockholder with respect to such RSUs until such time as shares of Common Stock are issued to the participant. No shares of Common Stock shall be issued at the time a RSU is granted, and the Corporation will not be required to set aside a fund for the payment of any such award. Except as otherwise provided in the applicable award agreement, shares of Common Stock issuable under an RSU shall be treated as issued on the first date that the holder of the RSU is no longer subject to a substantial risk of forfeiture as determined for purposes of Section 409A of the Code, and the holder shall be the owner of such shares of Common Stock on such date. An award agreement may provide that issuance of shares of Common Stock under an RSU may be deferred beyond the first date that the RSU is no longer subject to a substantial risk of forfeiture, provided that such deferral is structured in a manner that is intended to comply with the requirements of Section 409A of the Code.
5.1.6   Cash Awards.   The Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as it may determine, grant cash bonuses (including without limitation, discretionary awards, awards based on objective or subjective performance criteria, awards subject to other vesting criteria or awards granted consistent with Section 5.2 below). Cash awards shall be awarded in such amount and at such times during the term of this Plan as the Administrator shall determine.
5.1.7   Other Awards.   The other types of awards that may be granted under this Plan include: (a) stock bonuses, performance stock, performance units, dividend equivalents, or similar rights to purchase or acquire shares, whether at a fixed or variable price or ratio related to the Common Stock (subject to the requirements of Section 5.1.1 and in compliance with applicable laws), upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof; or (b) any similar securities with a value derived from the value of or related to the Common Stock and/or returns thereon.
5.2   Section 162(m) Performance-Based Awards.   Without limiting the generality of the foregoing, any of the types of awards listed in Sections 5.1.4 through 5.1.7 above may be, and options and SARs granted with an exercise or base price not less than the Fair Market Value of a share of Common Stock at the date of grant (“Qualifying Options” and “Qualifying SARs,” respectively) typically will be, granted as awards intended to satisfy the requirements for “performance-based compensation” within the meaning of Section 162(m) of the Code (“Performance-Based Awards”). The grant, vesting, exercisability or payment of Performance-Based Awards may depend (or, in the case of Qualifying Options or Qualifying SARs, may also depend) on the degree of achievement of one or more performance goals relative to a pre-established targeted level or levels using the Business Criteria provided for below for the Corporation on a consolidated basis or for one or more of the Corporation’s subsidiaries, segments, divisions or business units, or any combination of the foregoing. Such criteria may be evaluated on an absolute basis or relative to prior periods, industry peers, or stock market indices. Any Qualifying Option or Qualifying SAR shall be subject to the requirements of Section 5.2.1 and 5.2.3 in order for such award to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code. Any other Performance-Based Award shall be subject to all of the following provisions of this Section 5.2.
5.2.1   Class; Administrator.   The eligible class of persons for Performance-Based Awards under this Section 5.2 shall be officers and employees of the Corporation or one of its Subsidiaries. The Administrator approving Performance-Based Awards or making any certification required pursuant to Section 5.2.4 must be constituted as provided in Section 3.1 for awards that are intended as performance-based compensation under Section 162(m) of the Code.
5.2.2   Performance Goals.   The specific performance goals for Performance-Based Awards (other than Qualifying Options and Qualifying SARs) shall be, on an absolute or relative basis, established based on such business criteria as selected by the Administrator in its sole discretion

(“Business Criteria”), including the following: (1) earnings per share, (2) cash flow (which means cash and cash equivalents derived from either (i) net cash flow from operations or (ii) net cash flow from operations, financing and investing activities), (3) total stockholder return, (4) price per share of Common Stock, (5) gross revenue, (6) revenue growth, (7) operating income (before or after taxes), (8) net earnings (before or after interest, taxes, depreciation and/or amortization), (9) return on equity, (10) capital employed, or on assets or on net investment, (11) cost containment or reduction, (12) operating margin, (13) debt reduction, (14) production or production growth, (15) successful completion of financings, (16) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration or market share of one or more products or customers, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions or (17) any combination or derivation of the foregoing. To qualify awards as performance-based under Section 162(m), the applicable Business Criterion (or Business Criteria, as the case may be) and specific performance goal or goals (“targets”) must be established and approved by the Administrator during the first 90 days of the performance period (and, in the case of performance periods of less than one year, in no event after 25% or more of the performance period has elapsed) and while performance relating to such target(s) remains substantially uncertain within the meaning of Section 162(m) of the Code. Performance targets shall be adjusted to mitigate the unbudgeted impact of material, unusual or nonrecurring gains and losses, accounting changes or other extraordinary events not foreseen at the time the targets were set unless the Administrator provides otherwise at the time of establishing the targets; provided that the Administrator may not make any adjustment to the extent it would adversely affect the qualification of any compensation payable under such performance targets as “performance-based compensation” under Section 162(m) of Code. The applicable performance measurement period may not be less than 3 months nor more than 10 years.
5.2.3   Form of Payment.   Grants or awards intended to qualify under this Section 5.2 may be paid in cash or shares of Common Stock or any combination thereof.
5.2.4   Certification of Payment.   Before any Performance-Based Award under this Section 5.2 (other than Qualifying Options and Qualifying SARs) is paid and to the extent required to qualify the award as performance-based compensation within the meaning of Section 162(m) of the Code, the Administrator must certify in writing that the performance target(s) and any other material terms of the Performance-Based Award were in fact timely satisfied.
5.2.5   Reservation of Discretion.   The Administrator will have the discretion to determine the restrictions or other limitations of the individual awards granted under this Section 5.2 including the authority to reduce awards, payouts or vesting or to pay no awards, in its sole discretion, if the Administrator preserves such authority at the time of grant by language to this effect in its authorizing resolutions or otherwise.
5.2.6   Expiration of Grant Authority.   As required pursuant to Section 162(m) of the Code and the regulations promulgated thereunder, the Administrator’s authority to grant new awards that are intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code (other than Qualifying Options and Qualifying SARs) shall terminate upon the first meeting of the Corporation’s stockholders that occurs in the fifth year following the year in which the Corporation’s stockholders have most recently approved this Plan (the “162(m) Term”).
5.2.7   Compensation Limitations.   The maximum aggregate number of shares of Common Stock for which grants under this Plan may be made to any Eligible Person pursuant to Qualifying Options and Qualifying SARs may not exceed 3,659,091 shares of Common Stock. The maximum aggregate number of shares of Common Stock for which grants under this Plan may be made to any Eligible Person pursuant to Performance-Based Awards granted during the 162(m) Term (other than cash awards granted pursuant to Section 5.1.6 and Qualifying Options or Qualifying SARs) may not exceed 2,625,000 shares of Common Stock. The maximum amount that may be paid to any Eligible Person pursuant to Performance-Based Awards granted pursuant to Sections 5.1.6 (cash awards) during the 162(m) Term may not exceed $1,000,000.

5.3   Award Agreements.   Each award shall be evidenced by a written or electronic award agreement in the form approved by the Administrator and, if required by the Administrator, executed by the recipient of the award. The Administrator may authorize any officer of the Corporation (other than the particular award recipient) to execute any or all award agreements on behalf of the Corporation (electronically or otherwise). The award agreement shall set forth the material terms and conditions of the award as established by the Administrator consistent with the express limitations of this Plan.
5.4   Deferrals and Settlements.   Payment of awards may be in the form of cash, Common Stock, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares of Common Stock or the settlement of awards in cash under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferral amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares. All mandatory or elective deferrals of the issuance of shares of Common Stock or the settlement of cash awards shall be structured in a manner that is intended to comply with the requirements of Section 409A of the Code.
5.5   Consideration for Common Stock or Awards.   The purchase price for any award granted under this Plan or the Common Stock to be delivered pursuant to an award, as applicable, may be paid by means of any lawful consideration as determined by the Administrator and subject to compliance with applicable laws, including, without limitation, one or a combination of the following methods:
•
services rendered by the recipient of such award;

•
cash, check payable to the order of the Corporation, or electronic funds transfer;

•
notice and third party payment in such manner as may be authorized by the Administrator;

•
the delivery of previously owned shares of Common Stock that are fully vested and unencumbered;

•
by a reduction in the number of shares otherwise deliverable pursuant to the award; or

•
subject to such procedures as the Administrator may adopt, pursuant to a “cashless exercise” with a third party who provides financing for the purposes of  (or who otherwise facilitates) the purchase or exercise of awards.

In the event that the Administrator allows a participant to exercise an award by delivering shares of Common Stock previously owned by such participant and unless otherwise expressly provided by the Administrator, any shares delivered which were initially acquired by the participant from the Corporation (upon exercise of a stock option or otherwise) must have been owned by the participant at least six months as of the date of delivery to the extent required to avoid adverse accounting treatment. Shares of Common Stock used to satisfy the exercise price of an option shall be valued at their Fair Market Value on the date of exercise. The Corporation will not be obligated to deliver any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase, as established from time to time by the Administrator, have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay the purchase or exercise price of any award by any method other than cash payment to the Corporation.
5.6   Definition of Fair Market Value.   For purposes of this Plan “Fair Market Value” shall mean, unless otherwise determined or provided by the Administrator in the circumstances, the closing price for a share of Common Stock on the grant date, as furnished by the NASDAQ Stock Market or other principal stock exchange on which the Common Stock is then listed for the date in question, or if the Common Stock is no longer listed on a principal stock exchange, then by the Over-the-Counter Bulletin Board or OTC Markets. If the Common Stock is no longer listed on the NASDAQ Capital Market or listed on a principal stock exchange or is no longer actively traded on the Over-the-Counter Bulletin Board or OTC Markets as of the grant date, the Fair Market Value of the Common Stock shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. If such grant date is not a trading day, then the Fair Market Value shall be assessed on the last market trading day prior to such grant date.

5.7   Transfer Restrictions.
5.7.1   Limitations on Exercise and Transfer.   Unless otherwise expressly provided in (or pursuant to) this Section 5.7, by applicable law and by the award agreement, as the same may be amended, (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be delivered only to (or for the account of) the participant.
5.7.2   Exceptions.   The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing (provided that any such transfers of ISOs shall be limited to the extent permitted under the federal tax laws governing ISOs) provided that no awards may be transferred by a participant for value. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws.
5.7.3   Further Exceptions to Limits on Transfer.   The exercise and transfer restrictions in Section 5.7.1 shall not apply to:
(a) transfers to the Corporation,
(b) the designation of a beneficiary to receive benefits in the event of the participant’s death or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution,
(c) subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator,
(d) subject to any applicable limitations on ISOs, if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative, or
(e) the authorization by the Administrator of  “cashless exercise” procedures with third parties who provide financing for the purpose of  (or who otherwise facilitate) the exercise of awards consistent with applicable laws and the express authorization of the Administrator.
5.8   International Awards.   One or more awards may be granted to Eligible Persons who provide services to the Corporation or one of its Subsidiaries outside of the United States. Any awards granted to such persons may, if deemed necessary or advisable by the Administrator, be granted pursuant to the terms and conditions of any applicable sub-plans, if any, appended to this Plan and approved by the Administrator.
5.9   Vesting.   Subject to Section 5.1.2 hereof, awards shall vest at such time or times and subject to such terms and conditions as shall be determined by the Administrator at the time of grant.
6.   EFFECT OF SEPARATION FROM SERVICE ON AWARDS.
6.1   Separation from Service.
6.1.1   The Administrator shall establish the effect of a separation from service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of separation and type of award. If the participant is not an employee of the Corporation or one of its Subsidiaries and provides other services to the Corporation or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award agreement otherwise provides) of whether the participant continues to render services to the Corporation or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.
6.1.2   For awards of stock options or SARs, unless the award agreement provides otherwise, the exercise period of such options or SARs shall expire: (1) three months after the last day that the participant is employed by or provides services to the Corporation or a Subsidiary (provided; however, that in the event of the participant’s death during this period, those persons entitled to exercise the option or SAR pursuant to the laws of descent and distribution shall have one year following the date of death within which to exercise such option or SAR); (2) in the case of a participant whose separation from service is due to death or disability (as defined in the applicable award agreement), 12 months after the last day that the participant is employed by or provides services to the Corporation or a Subsidiary; and (3) immediately upon a participant’s separation from service for “cause”. The Administrator will, in its absolute discretion, determine the effect of all matters and questions relating to a separation from service, including, but not by way of limitation, the question of whether a leave of absence constitutes a separation from service and whether a participant’s separation from service is for “cause.”
“Cause” shall be defined as that term is defined in the participant’s offer letter or other applicable employment or service agreement; or, if there is no such definition, “Cause” shall be defined as that term is defined in the applicable award agreement; or, if there is no such definition, “Cause” shall mean:
(i) conviction of a felony or a crime involving fraud or moral turpitude; or
(ii) theft, material act of dishonesty or fraud, intentional falsification of any employment or Corporation records, or commission of any criminal act which impairs participant’s ability to perform appropriate duties for the Corporation; or
(iii) intentional or reckless conduct or gross negligence materially harmful to the Corporation or the successor to the Corporation after a Change in Control , including violation of a non-competition or confidentiality agreement; or
(iv) willful failure to follow lawful instructions of the person or body to which participant reports; or
(v) gross negligence or willful misconduct in the performance of participant’s assigned duties. Cause shall not include mere unsatisfactory performance in the achievement of participant’s job objectives.
Further, the participant shall be deemed to have separated for Cause if, after the participant’s separation from service, facts and circumstances arising during the course of the participant’s service with the Corporation are discovered that would have constituted a separation for Cause.
Further, all rights a participant has or may have under this Plan shall be suspended automatically during the pendency of any investigation by the Board or its designee or during any negotiations between the Board or its designee and the participant regarding any actual or alleged act or omission by the participant of the type described in the applicable definition of  “Cause.”
6.1.3   For awards of restricted shares, unless the award agreement provides otherwise, restricted shares that are subject to restrictions at the time that a participant whose employment or service is terminated shall be forfeited and reacquired by the Corporation; provided that, the Administrator may provide, by rule or regulation or in any award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to restricted shares shall be waived in whole or in part in the event of separations resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of restricted shares. Similar rules shall apply in respect of RSUs.
6.1.4   Without limitation of the foregoing, unless specifically provided to the contrary in an award agreement, upon notification of separation from service for Cause, any outstanding award held by a participant under this Plan, whether vested or unvested, shall terminate immediately, such award shall be forfeited and the participant shall have no further rights thereunder.
6.2   Events Not Deemed Separations from Service.   Unless the express policy of the Corporation or one of its Subsidiaries, or the Administrator, otherwise provides, the service relationship shall not be considered terminated in the case of  (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Corporation or one of its Subsidiaries, or the Administrator; provided that unless reemployment upon the expiration of such leave is guaranteed by contract or law, such leave is for a period of not more than 3 months. In the case of any employee of the Corporation or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Corporation or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of the term set forth in the award agreement.
6.3   Effect of Change of Subsidiary Status.   For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Corporation, a separation from service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of another entity within the Corporation or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status.
7.   ADJUSTMENTS; ACCELERATION.
7.1   Adjustments.   Upon or in contemplation of any of the following events described in this Section 7.1,: any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split (“stock split”); any merger, arrangement, combination, consolidation, or other reorganization; any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Common Stock (whether in the form of securities or property); any exchange of Common Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; then the Administrator shall in such manner, to such extent and at such time as it deems appropriate and equitable in the circumstances (but subject to compliance with applicable laws and stock exchange requirements) proportionately adjust any or all of  (1) the number and type of shares of Common Stock (or other securities) that thereafter may be made the subject of awards (including the number of shares provided for in this Plan), (2) the number, amount and type of shares of Common Stock (or other securities or property) subject to any or all outstanding awards, (3) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any or all outstanding awards, (4) the securities, cash or other property deliverable upon exercise or payment of any outstanding awards, and (5) the 162(m) compensation limitations set forth in Section 5.2.7 and (subject to Section 8.8.3(a)) the performance standards applicable to any outstanding awards (provided that no adjustment shall be allowed to the extent inconsistent with the requirements of Code section 162(m)). Any adjustment made pursuant to this Section 7.1 shall be made in a manner that, in the good faith determination of the Administrator, will not likely result in the imposition of additional taxes or interest under Section 409A of the Code. With respect to any award of an ISO, the Administrator may make such an adjustment that causes the option to cease to qualify as an ISO without the consent of the affected participant.
7.2   Change in Control.   Upon a Change in Control, each then-outstanding option and SAR shall automatically become fully vested, all restricted shares then outstanding shall automatically fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall automatically become vested and payable to the holder of such award unless the Administrator has made appropriate provision for the substitution, assumption, exchange or other continuation of the award pursuant to the Change in Control. Notwithstanding the foregoing, the Administrator, in its sole and absolute discretion, may choose (in an award agreement or otherwise) to provide for full or partial accelerated vesting of any award upon a Change In Control (or upon any other event or other circumstance related to the Change in Control, such as an involuntary separation from service occurring after such Change in Control, as the Administrator may determine), irrespective of whether such any such award has been substituted, assumed, exchanged or otherwise continued pursuant to the Change in Control.
For purposes of this Plan, “Change in Control” shall be deemed to have occurred if:
(i) a tender offer (or series of related offers) shall be made and consummated for the ownership of 50% or more of the outstanding voting securities of the Corporation, unless as a result of such tender offer more than 50% of the outstanding voting securities of the surviving or resulting corporation shall be owned in the aggregate by the stockholders of the Corporation (as of the time immediately prior to the commencement of such offer), any employee benefit plan of the Corporation or its Subsidiaries, and their affiliates;
(ii) the Corporation shall be merged or consolidated with another entity, unless as a result of such merger or consolidation more than 50% of the outstanding voting securities of the surviving or resulting entity shall be owned in the aggregate by the stockholders of the Corporation (as of the time immediately prior to such transaction), any employee benefit plan of the Corporation or its Subsidiaries, and their affiliates;
(iii) the Corporation shall sell substantially all of its assets to another entity that is not wholly owned by the Corporation, unless as a result of such sale more than 50% of such assets shall be owned in the aggregate by the stockholders of the Corporation (as of the time immediately prior to such transaction), any employee benefit plan of the Corporation or its Subsidiaries and their affiliates; or
(iv) a Person (as defined below) shall acquire 50% or more of the outstanding voting securities of the Corporation (whether directly, indirectly, beneficially or of record), unless as a result of such acquisition more than 50% of the outstanding voting securities of the surviving or resulting corporation shall be owned in the aggregate by the stockholders of the Corporation (as of the time immediately prior to the first acquisition of such securities by such Person), any employee benefit plan of the Corporation or its Subsidiaries, and their affiliates.
For purposes of this Section 5(c), ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13d-3(d)(I)(i) (as in effect on the date hereof) under the Exchange Act. In addition, for such purposes, “Person” shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof; provided, however, that a Person shall not include (A) the Corporation or any of its Subsidiaries; (B) a trustee or other fiduciary holding securities under an employee benefit plan of the Corporation or any of its Subsidiaries; (C) an underwriter temporarily holding securities pursuant to an offering of such securities; or (D) a corporation owned, directly or indirectly, by the stockholders of the Corporation in substantially the same proportion as their ownership of stock of the Corporation.
Notwithstanding the foregoing, (1) the Administrator may waive the requirement described in paragraph (iv) above that a Person must acquire more than 50% of the outstanding voting securities of the Corporation for a Change in Control to have occurred if the Administrator determines that the percentage acquired by a person is significant (as determined by the Administrator in its discretion) and that waiving such condition is appropriate in light of all facts and circumstances, and (2) no compensation that has been deferred for purposes of Section 409A of the Code shall be payable as a result of a Change in Control unless the Change in Control qualifies as a change in ownership or effective control of the Corporation within the meaning of Section 409A of the Code.
7.3   Early Termination of Awards.   Any award that has been accelerated as required or permitted by Section 7.2 upon a Change in Control (or would have been so accelerated but for Section 7.4 or 7.5) shall terminate upon such event, subject to any provision that has been expressly made by the Administrator, through a plan of reorganization or otherwise, for the survival, substitution, assumption, exchange or other continuation of such award and provided that, in the case of options and SARs that will not survive, be substituted for, assumed, exchanged, or otherwise continued in the transaction, the holder of such award shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding options and SARs in accordance with their terms before the termination of such awards (except that in no case shall more than 10 days’ notice of accelerated vesting and the impending termination be required and any acceleration may be made contingent upon the actual occurrence of the event).
The Administrator may make provision for payment in cash or property (or both) in respect of awards terminated pursuant to this section as a result of the Change in Control and may adopt such valuation methodologies for outstanding awards as it deems reasonable and, in the case of options, SARs or similar rights, and without limiting other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award.
7.4   Other Acceleration Rules.   Any acceleration of awards pursuant to this Section 7 shall comply with applicable legal and stock exchange requirements and, if necessary to accomplish the purposes of the acceleration or if the circumstances require, may be deemed by the Administrator to occur a limited period of time not greater than 30 days before the event. Without limiting the generality of the foregoing, the

Administrator may deem an acceleration to occur immediately prior to the applicable event and/or reinstate the original terms of an award if an event giving rise to the acceleration does not occur. Notwithstanding any other provision of this Plan to the contrary, the Administrator may override the provisions of Section 7.2, 7.3, and/or 7.5 by express provision in the award agreement or otherwise. The portion of any ISO accelerated pursuant to Section 7.2 or any other action permitted hereunder shall remain exercisable as an ISO only to the extent the applicable $100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the option shall be exercisable as a nonqualified stock option under the Code.
7.5   Possible Rescission of Acceleration.   If the vesting of an award has been accelerated expressly in anticipation of an event and the Administrator later determines that the event will not occur, the Administrator may rescind the effect of the acceleration as to any then outstanding and unexercised or otherwise unvested awards; provided, that, in the case of any compensation that has been deferred for purposes of Section 409A of the Code, the Administrator determines that such rescission will not likely result in the imposition of additional tax or interest under Code Section 409A.
8.   OTHER PROVISIONS.
8.1   Compliance with Laws.   This Plan, the granting and vesting of awards under this Plan, the offer, issuance and delivery of shares of Common Stock, the acceptance of promissory notes and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities law, federal margin requirements) and to such approvals by any applicable stock exchange listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Corporation or one of its Subsidiaries, provide such assurances and representations to the Corporation or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.
8.2   Future Awards/Other Rights.   No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.
8.3   No Employment/Service Contract.   Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Corporation or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Corporation or one of its Subsidiaries to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.
8.4   Plan Not Funded.   Awards payable under this Plan shall be payable in shares or from the general assets of the Corporation, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Corporation or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Corporation.
8.5   Tax Withholding.   Upon any exercise, vesting, or payment of any award, the Corporation or one of its Subsidiaries shall have the right at its option to:
(a) require the participant (or the participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Corporation or one of its Subsidiaries may be required to withhold with respect to such award event or payment; or

(b) deduct from any amount otherwise payable in cash to the participant (or the participant’s personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Corporation or one of its Subsidiaries may be required to withhold with respect to such cash payment.
In any case where a tax is required to be withheld in connection with the delivery of shares of Common Stock under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, to have the Corporation reduce the number of shares to be delivered by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their Fair Market Value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment. In no event shall the shares withheld exceed the minimum whole number of shares required for tax withholding under applicable law.
8.6   Effective Date, Termination and Suspension, Amendments.
8.6.1   Effective Date and Termination.   This Plan was originally approved by the Board and originally became effective on January 15, 2014. The Board subsequently approved an amendment and restatement of this Plan effective on August 7, 2015. The Board subsequently approved an amendment and restatement of this Plan effective on November 9, 2027. Unless earlier terminated by the Board, this Plan shall terminate at the close of business on November 9, 2027. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.
8.6.2   Board Authorization.   The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.
8.6.3   Stockholder Approval.   To the extent then required by applicable law or any applicable stock exchange or required under Sections 162, 422 or 424 of the Code to preserve the intended tax consequences of this Plan, or deemed necessary or advisable by the Board, this Plan and any amendment to this Plan shall be subject to stockholder approval.
8.6.4   Amendments to Awards.   Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards. Any amendment or other action that would constitute a repricing of an award is subject to the limitations set forth in Section 3.2(g).
8.6.5   Limitations on Amendments to Plan and Awards.   No amendment, suspension or termination of this Plan or change of or affecting any outstanding award shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Corporation under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.
8.7   Privileges of Stock Ownership.   Except as otherwise expressly authorized by the Administrator or this Plan, a participant shall not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by the participant. No adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

8.8   Governing Law; Construction; Severability.
8.8.1   Choice of Law.   This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with the laws of the State of Delaware.
8.8.2   Severability.   If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.
8.8.3   Plan Construction.
(a)   Rule 16b-3.   It is the intent of the Corporation that the awards and transactions permitted by awards be interpreted in a manner that, in the case of participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the award, for exemption from matching liability under Rule 16b-3 promulgated under the Exchange Act. Notwithstanding the foregoing, the Corporation shall have no liability to any participant for Section 16 consequences of awards or events under awards if an award or event does not so qualify.
(b)   Section 162(m).   Awards under Sections 5.1.4 through 5.1.7 to persons described in Section 5.2 that are either granted or become vested, exercisable or payable based on attainment of one or more performance goals related to the Business Criteria, as well as Qualifying Options and Qualifying SARs granted to persons described in Section 5.2, that are approved by a committee composed solely of two or more outside directors (as this requirement is applied under Section 162(m) of the Code) shall be deemed to be intended as performance-based compensation within the meaning of Section 162(m) of the Code unless such committee provides otherwise at the time of grant of the award. It is the further intent of the Corporation that (to the extent the Corporation or one of its Subsidiaries or awards under this Plan may be or become subject to limitations on deductibility under Section 162(m) of the Code) any such awards and any other Performance-Based Awards under Section 5.2 that are granted to or held by a person subject to Section 162(m) will qualify as performance-based compensation or otherwise be exempt from deductibility limitations under Section 162(m).
(c)   Code Section 409A Compliance.   The Board intends that, except as may be otherwise determined by the Administrator, any awards under this Plan are either exempt from or satisfy the requirements of Section 409A of the Code and related regulations and Treasury pronouncements (“Section 409A”) to avoid the imposition of any taxes, including additional income or penalty taxes, thereunder. If the Administrator determines that an award, award agreement, acceleration, adjustment to the terms of an award, payment, distribution, deferral election, transaction or any other action or arrangement contemplated by the provisions of this Plan would, if undertaken, cause a participant’s award to become subject to Section 409A, unless the Administrator expressly determines otherwise, such award, award agreement, payment, acceleration, adjustment, distribution, deferral election, transaction or other action or arrangement shall not be undertaken and the related provisions of this Plan and/or award agreement will be deemed modified or, if necessary, rescinded in order to comply with the requirements of Section 409A to the extent determined by the Administrator without the content or notice to the participant. Notwithstanding the foregoing, neither the Corporation nor the Administrator shall have any obligation to take any action to prevent the assessment of any excise tax or penalty on any participant under Section 409A and neither the Corporation nor the Administrator will have any liability to any participant for such tax or penalty.
(d)   No Guarantee of Favorable Tax Treatment.   Although the Corporation intends that awards under this Plan will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Corporation does not warrant that any award under this Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local or foreign law. The Corporation shall not be liable to any participant for any tax, interest or penalties the participant might owe as a result of the grant, holding, vesting, exercise or payment of any award under this Plan.

8.9   Captions.   Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.
8.10   Stock-Based Awards in Substitution for Stock Options or Awards Granted by Other Corporation.   Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee stock options, SARs, restricted stock or other stock-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Corporation or one of its Subsidiaries, in connection with a distribution, arrangement, business combination, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Corporation or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the stock or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect only adjustments giving effect to the assumption or substitution consistent with the conversion applicable to the Common Stock in the transaction and any change in the issuer of the security. Any shares that are delivered and any awards that are granted by, or become obligations of, the Corporation, as a result of the assumption by the Corporation of, or in substitution for, outstanding awards previously granted by an acquired company (or previously granted by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Corporation or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan, except as may otherwise be provided by the Administrator at the time of such assumption or substitution or as may be required to comply with the requirements of any applicable stock exchange.
8.11   Non-Exclusivity of Plan.   Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Common Stock, under any other plan or authority.
8.12   No Corporate Action Restriction.   The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Board or the stockholders of the Corporation to make or authorize: (a) any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Corporation or any Subsidiary, (b) any merger, arrangement, business combination, amalgamation, consolidation or change in the ownership of the Corporation or any Subsidiary, (c) any issue of bonds, debentures, capital, preferred or prior preference stock ahead of or affecting the capital stock (or the rights thereof) of the Corporation or any Subsidiary, (d) any dissolution or liquidation of the Corporation or any Subsidiary, (e) any sale or transfer of all or any part of the assets or business of the Corporation or any Subsidiary, or (f) any other corporate act or proceeding by the Corporation or any Subsidiary. No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Corporation or any employees, officers or agents of the Corporation or any Subsidiary, as a result of any such action.
8.13   Other Corporation Benefit and Compensation Programs.   Payments and other benefits received by a participant under an award made pursuant to this Plan shall not be deemed a part of a participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Administrator expressly otherwise provides or authorizes in writing or except as otherwise specifically set forth in the terms and conditions of such other employee welfare or benefit plan or arrangement. Awards under this Plan may be made in addition to, in combination with, as alternatives to or in payment of grants, awards or commitments under any other plans or arrangements of the Corporation or its Subsidiaries.
8.14   Prohibition on Repricing.   Subject to Section 4, the Administrator shall not, without the approval of the stockholders of the Corporation (a) reduce the exercise price, or cancel and reissue options so as to in effect reduce the exercise price or (b) change the manner of determining the exercise price so that the exercise price is less than the Fair Market Value per share of Common Stock.
8.15   Clawback.   All awards under this Plan and any amounts or benefits received under this Plan shall be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms or conditions of any applicable Corporation clawback policy or any applicable law, as may be in effect from time to time, including the requirements of  (a) Section 304 of the Sarbanes Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, (b) similar rules under the laws of any other jurisdiction and (c) any policies adopted by the Corporation to implement such requirements. By accepting an award under this Plan, a participant shall be deemed to have acknowledged and consented to the Corporation’s application, implementation and enforcement of any applicable Corporation clawback policy that may apply to the participant, whether adopted prior to or following the award’s date of grant, and any provision of applicable law relating to cancellation, recoupment, rescission or payback of compensation, and to have agreed that the Corporation may take such actions as may be necessary to effectuate any such policy or applicable law, without further consideration or action.
8.16   Breach of Restrictive Covenants.   Except as otherwise provided by the Administrator, notwithstanding any provision of this Plan to the contrary, if the participant breaches a non-competition, non-solicitation, non-disclosure, non-disparagement or other restrictive covenant set forth in an award agreement or any other agreement between the participant and the Corporation or a Subsidiary, whether during or after the participant’s separation from service, in addition to any other penalties or restrictions that may apply under any such agreement, state law or otherwise, the participant shall forfeit or pay to the Corporation:
(a) Any and all outstanding awards granted to the participant under this Plan, including awards that have become vested or exercisable;
(b) Any shares held by the participant in connection with this Plan that were acquired by the participant after the participant’s separation from service and within the 12-month period immediately preceding the participant’s separation from service;
(c) The profit realized by the participant from the exercise of any stock options and SARs that the participant exercised after the participant’s separation from service and within the 12-month period immediately preceding the participant’s separation from service, which profit is the difference between the exercise price of the stock option or SAR and the Fair Market Value of any shares or cash acquired by the participant upon exercise of such stock option or SAR; and
(d) The profit realized by the participant from the sale, or other disposition for consideration, of any shares received by the participant in connection with this Plan after the participant’s separation from service and within the 12-month period immediately preceding the participant’s separation from service and where such sale or disposition occurs in such similar time period.
As adopted by the Board of Directors of WPCS International Incorporated on August 7, 2015 and approved at the annual meeting of the stockholders on September 29, 2015 and amended by the Board of Directors on November 9, 2017 and approved by the stockholders at the special meeting of stockholders on                , 2017.

Annex E
September 5, 2017
Special Committee of the Board of Directors
WPCS International Incorporated
521 Railroad Avenue
Suisun City, CA 94585
Gentlemen:
WPCS International Incorporated (“WPCS”) and DropCar, Inc. (the “Company”) are entering into an Agreement and Plan of Merger and Reorganization (the “Agreement”) pursuant to which WPCS and the Company intend to effect a merger of a wholly-owned subsidiary of WPCS (the “Merger Sub”) with and into the Company (the “Proposed Merger”). Upon consummation of the Proposed Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of WPCS. You have requested our opinion as to whether, as of the date hereof, the Proposed Merger is fair, from a financial point of view, to WPCS’ stockholders.
The Agreement sets forth the agreed relative percentage ownership of the combined company by holders of WPCS Common and Preferred Stock (the “WPCS Allocation Percentage”) and Company Common Stock following consummation of the Proposed Merger. The WPCS Allocation Percentage is subject to adjustment in the event that WPCS’s “Net Cash” as determined pursuant to the Agreement is less than $419,000. The Agreement contains a provision for a financing (the “Company Closing Financing”) of $4,000,000 to $5,000,000 prior to the closing of the Proposed Merger, which shall not change the WPCS Allocation Percentage. For purposes of our opinion, WPCS management has advised us and, with your consent, we have assumed without independent verification that (i) Net Cash will be equal to or greater than $419,000, (ii) the WPCS Allocation Percentage will be 15.0%, (iii) the Company Closing Financing will be closed prior to the closing of the Proposed Merger, and (iv) no warrants will be issued as part of the Company Closing Financing. We expressly disclaim any opinion as to (i) the reasonableness of these assumptions, (ii) the amount of Net Cash, (iii) the final WPCS Allocation Percentage, or (iv) the closing of the Company Closing Financing.
Gordian Investments, LLC, through its division, EVOLUTION Life Sciences Partners (hereinafter “Gordian”) as part of Gordian’s investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and securities transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. We have not traded in the securities of WPCS and have no customer accounts that are trading in WPCS’s securities.
Gordian has been engaged by the Special Committee of the Board of Directors of WPCS (the “Special Committee”) to act as financial advisor to the Special Committee in connection with its evaluation of the Proposed Merger and will receive a fee for our services, a portion of which is payable upon the delivery of this opinion. No portion of our fee is refundable or contingent upon the conclusion expressed in this opinion. We also will be reimbursed for expenses incurred. In addition, WPCS has agreed to indemnify us against certain liabilities arising out of our engagement. During the past two years preceding the date of this opinion, we have not had any material relationship with any party to the Proposed Merger, other than WPCS, for which compensation has been received or is intended to be received, nor is there any such material relationship or related compensation mutually understood to be contemplated. In arriving at our opinion, we have made such reviews, analyses and inquiries as we have deemed necessary or appropriate under the circumstances. We took into account our assessment of general economic, market and financial conditions, as well as our experience in securities and business valuation in general and with respect to similar transactions in particular our due diligence with regard to the Proposed Merger which included:
•
reviewing a draft of the Agreement dated September 6, 2017, including without limitation the terms and conditions of the Proposed Merger;

•
reviewing and analyzing certain publicly available financial statements and reports regarding WPCS;

•
reviewing the reported prices and trading activity for the Common Stock of WPCS;

•
reviewing certain internal financial analyses, historical financials, financial forecasts, reports, operating performance and other information we deemed relevant concerning WPCS and the Company, all of which was provided to us by or on behalf of the management of WPCS and the Company;

•
holding discussions with certain members of the management of WPCS and the Company concerning the historical and current business operations, financial condition and prospects of WPCS and the Company and such other matters we deemed relevant;

•
analyzing certain financial, market and industry data, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of WPCS and the Company; and

•
conducting such other financial analyses, studies and investigations as we deemed appropriate.

Our opinion is given in reliance on information and representations made or given by or on behalf of WPCS, as well as its officers, directors, auditors, counsel and other agents and representatives, and on filings, releases and other information issued by or on behalf of WPCS, including financial statements, financial projections and stock price data, as well as certain information from recognized independent sources. We have not independently verified any of the information concerning WPCS which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data provided to us. We express no opinion as to any financial projections or the assumptions on which they are based. We have not conducted any independent valuation or appraisal or physical inspection of WPCS or any other assets or liabilities of WPCS or WPCS’s solvency, nor have any valuations or appraisals been provided to us. We did not estimate, and express no opinion regarding, the liquidation value of any entity, business or assets. This opinion should not be construed as a valuation opinion, credit rating, solvency opinion, liquidation value or analysis of the creditworthiness of WPCS, or otherwise as tax advice or accounting advice. We have assumed that the Proposed Merger is, in all respects, lawful under applicable law.
With regard to financial and all other information provided to us relating to WPCS (including, without limitation, estimates, evaluations, projections and information related to general prospects), we have assumed, with WPCS’s consent, that such information has been reasonably prepared and reflect the best currently available information and good faith judgment of the persons furnishing the same. We have further relied on the assurances of management of WPCS that such persons are not aware of such information being inaccurate or misleading in any respect, or of any facts or circumstances that would make any of such information inaccurate or misleading in any respect. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof.

With regard to financial and all other information provided to us relating to the Company (including, without limitation, estimates, evaluations, projections and information related to general prospects), we have assumed, with the Company’s consent, that such information has been reasonably prepared and reflect the best currently available information and good faith judgment of the persons furnishing the same. We have further relied on the assurances of management of the Company that such persons are not aware of such information being inaccurate or misleading in any respect, or of any facts or circumstances that would make any of such information inaccurate or misleading in any respect. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof.
We have assumed that: (i) the final versions of all documents reviewed by us in draft form (including, without limitation, the Agreement) conform in all material respects to the drafts reviewed; (ii) all governmental, regulatory or other consents and approvals necessary or advisable for the consummation of the Proposed Merger will be obtained without any adverse effect on WPCS, the Company or on the Proposed Merger; (iii) all of the representations and warranties contained in the Agreement and all related agreements are complete and correct in all material respects and that each party to the Agreement and all related agreements will perform all of the covenants required to be performed by such party thereunder; (iv) the conditions precedent set forth in the Agreement and all related agreements to the Proposed Merger will be satisfied and such conditions precedent will not be waived; and (v) the Proposed Merger will be completed in accordance with the terms of the Agreement, without any amendments thereto or any waivers of any material terms and conditions thereof. Additionally, we assumed without verification the accuracy and adequacy of the legal advice given by counsel to WPCS on all legal matters related to the Proposed Merger and have assumed that all procedures required by applicable law to be taken in connection with the Proposed Merger have been, or will be, duly, validly and timely taken and that the Proposed Merger will be consummated in a manner that complies in all respects with the all applicable laws, statutes and regulations. We have not made, and assume no responsibility to make, any representation, or render any opinion, as to any legal matter. WPCS has expressly consented to all of the assumptions we have made in this opinion.
In our analysis and in connection with the preparation of this opinion, we have made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Merger. To the extent any of the assumptions or any of the facts upon which this opinion are based prove untrue in any material respect, this opinion cannot and should not be relied upon.
Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of, and have been evaluated only as of, the date hereof. We expressly disclaim any undertaking or obligation to update this opinion or to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. We are not expressing any opinion as to what the value of WPCS Common Stock actually will be following the Proposed Merger or the price or range of prices at which WPCS Common Stock may be purchased or sold, or otherwise be transferable, at any time.
Our opinion is for the information of the Special Committee and WPCS’s Board of Directors in connection with its evaluation of the Proposed Merger, and does not constitute a recommendation to the Special Committee or the Board of Directors in connection with the Proposed Merger. Our opinion should not be construed as creating any fiduciary duty on our part to any party. In addition, we express no opinion or recommendation as to how the stockholders of WPCS should vote on the Proposed Merger. Further, we have not been requested to opine as to, and the opinion does not in any manner address, the underlying business decision of WPCS or any other party to engage in the Proposed Merger, nor does it address the relative merits of the Proposed Merger as compared with any alternative business transaction or strategy. The decision as to whether to proceed with the Proposed Merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this opinion is based. In addition, we are not expressing any opinion as to the market price or value of the capital securities of any party to the Proposed Merger after announcement of the Proposed Merger.
This opinion only addresses the fairness to WPCS’ stockholders, from a financial point of view, of the Proposed Merger as provided for in Agreement and does not address any other aspect or implication of the Proposed Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation: (i) the underlying business decision of WPCS or any other party to proceed with the Proposed Merger; (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Proposed Merger or otherwise (other than WPCS Allocation Percentage to the extent expressly specified herein) and whether such terms were the best attainable under the circumstances;; (iii) the relative merits of the Proposed Merger as compared with any alternative business strategies that might exist for WPCS or the effect of any other transaction in which WPCS might engage; (iv) the terms of the Company Closing Financing, (v) the solvency, creditworthiness or fair value of WPCS, the Company or any other party to the Proposed Merger, or any of such its assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (vi) the fairness, financial or otherwise, of the amount, nature or any other aspect of any consideration received by WPCS’s officers, directors or employees or any class of such persons. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by WPCS and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to WPCS and the Proposed Merger.
Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purpose, without our prior written consent, except that this opinion may be included in its entirety in any filing made by WPCS in respect to the Proposed Merger with the Securities and Exchange Commission.
This opinion was issued by a fairness committee authorized to approve opinions of this nature at Gordian and in accordance with the requirements of FINRA Rule 5150.
On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Proposed Merger is fair to WPCS’ stockholders from a financial point of view.
Sincerely,
/s/ Gordian Investments, LLC
GORDIAN INVESTMENTS, LLC

Annex F
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§262. Appraisal rights.
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (b)(3) of this section, §251(h) of this title), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:
(1) Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to §253 or §267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of  (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II
INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT
Item 20.   Indemnification of Directors and Officers
Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (“DGCL”), empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.
Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.
WPCS’s certificate of incorporation provides that WPCS, to the fullest extent permitted by law, shall indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate, is or was a director or officer of WPCS or any predecessor of WPCS, or serves or served at any other enterprise as a director or officer at the request of WPCS or any predecessor to WPCS. WPCS’s bylaws provide that WPCS shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of WPCS who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of WPCS as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.
WPCS entered into indemnification agreements with each of its directors and executive officers, in addition to the indemnification provided for in its certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.
WPCS has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer of WPCS against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain inclusions.
Pursuant to the terms of the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, WPCS must indemnify and hold harmless each person who is now, or has been at any time prior to the date thereof, or who becomes prior to the Effective Time, a director or officer of WPCS or DropCar, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation to the fullest extent permitted under the DGCL. Each such person will also be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation, provided that such person provides an undertaking required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. From and after the Effective Time, WPCS must maintain directors’ and officers’ liability insurance policies, with an effective date as of the closing date of the Merger, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to WPCS. In addition, WPCS shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of WPCS’s existing directors’ and officers’ insurance policies with terms, conditions, retentions and limits of liability that are no less favorable than the current directors’ and officers’ liability insurance policies maintained by WPCS.
Further, pursuant to the terms of the Merger Agreement, the provisions of the certificate of incorporation and bylaws of WPCS with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of WPCS shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers and directors of WPCS, unless such modification is required by applicable law.
Item 21.   Exhibits and Financial Statement Schedules
(a)
Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.
(b)
Financial Statements

The financial statements filed with this registration statement on Form S-4 is set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22.   Undertakings
(a)
The undersigned registrant hereby undertakes as follows:

(1)
That prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus/information statement which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus/information statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)
That every proxy statement/prospectus/information statement (i) that is filed pursuant to paragraph (a)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To respond to requests for information that is incorporated by reference into this proxy statement/prospectus/information statement pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act, WPCS International Incorporated has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City New York, State of New York, on the 7th day of December, 2017.
WPCS INTERNATIONAL INCORPORATED
By:	/s/ Sebastian Giordano
Sebastian Giordano Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
/s/ Sebastian Giordano Sebastian Giordano	Chief Executive Officer and Director (Principal Executive Officer)	December 7, 2017
/s/ David Allen David Allen	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 7, 2017
/s/ Charles Benton* Charles Benton	Director	December 7, 2017
/s/ Norm Dumbroff* Norm Dumbroff	Director	December 7, 2017
/s/ Edward Gildea* Edward Gildea	Director	December 7, 2017
/s/ Jonathan Schechter* Jonathan Schechter	Director	December 7, 2017
/s/ Joshua Silverman* Joshua Silverman	Director	December 7, 2017
/s/ Brian Daly* Brian Daly	Director	December 7, 2017
* By: /s/ Sebastian Giordano Sebastian Giordano Attorney-in-fact

Exhibit Index
Exhibits:	Description of Document
2.1*	Agreement and Plan of Merger and Reorganization, dated as of September 6, 2017, by and among WPCS International Incorporated, DC Acquisition Corporation and DropCar, Inc., as
amended (included as Annex A to the proxy statement/prospectus/information statement forming a part of this Registration Statement).
2.2	Form of Support Agreement, by and between DropCar, Inc. and directors, officers and certain stockholders of WPCS International Incorporated, incorporated by reference to the same numbered exhibit of WPCS International Incorporated’s Current Report on Form 8-K filed
September 6, 2017.
2.3	Form of Support Agreement, by and between DropCar, Inc. and certain stockholders of
WPCS International Incorporated, incorporated by reference to the same numbered exhibit of
WPCS International Incorporated’s Current Report on Form 8-K filed September 6, 2017.
2.4	Form of Support Agreement, by and between WPCS International Incorporated and directors, officers and certain stockholders of DropCar, Inc., incorporated by reference to the same numbered exhibit of WPCS International Incorporated’s Current Report on Form 8-K filed
September 6, 2017.
2.5	Form of Support Agreement, by and between WPCS International Incorporated and certain stockholders of DropCar, Inc., incorporated by reference to the same numbered exhibit of WPCS International Incorporated’s Current Report on Form 8-K filed September 6, 2017.
2.6	Interest Purchase Agreement, dated June 3, 2015, by and between WPCS International Incorporated and Halcyon Coast Investment (Canada) Ltd., incorporated by reference to Exhibit 2.1 of WPCS International Incorporated’s Current Report on Form 8-K filed June 8, 2015.
2.7	Joint Venture Interest Transfer Agreement, dated June 3, 2015, by and between WPCS International Incorporated and Halcyon Coast Investment (Canada) Ltd., incorporated by reference to Exhibit 2.2 of WPCS International Incorporated’s Current Report on Form 8-K filed June 8, 2015.
2.8	Form of Amended and Restated Support Agreement, by and among Alpha Capital Anstalt,
DropCar, Inc. and WPCS International Incorporated, incorporated by reference to Exhibit 2.2 of WPCS International Incorporated’s Current Report on Form 8-K filed December 6, 2017.
3.1	Certificate of Incorporation, as amended, incorporated by reference to Exhibit 3.1 of WPCS International Incorporated’s registration statement on Form SB-2 filed April 7, 2006.
3.2	Certificate of Amendment to the Certificate of Incorporation, as filed with the Delaware Secretary of State on December 9, 2008, incorporated by reference to Exhibit 3.02 of WPCS International Incorporated’s Annual Report on Form 10-K filed July 29, 2015.
3.3	Certificate of Amendment to the Certificate of Incorporation, as filed with the Delaware Secretary of State on March 4, 2013, incorporated by reference to Exhibit 3.01 of WPCS International Incorporated’s Current Report on Form 8-K filed March 4, 2013.
3.4	Certificate of Amendment to the Certificate of Incorporation, as filed with the Delaware Secretary of State on May 16, 2013 and effective May 28, 2013, incorporated by reference to Exhibit 3.01 of WPCS International Incorporated’s Current Report on Form 8-K filed May 28, 2013.
3.5	Certificate of Correction to the Certificate of Amendment to the Certificate of Incorporation,
as filed with the Delaware Secretary of State on December 19, 2014, incorporated by reference to Exhibit 3.1 of WPCS International Incorporated’s Current Report on Form 8-K filed
December 19, 2014.

Exhibits:	Description of Document
3.6	Certificate of Amendment to the Certificate of Incorporation, as filed with the Delaware
Secretary of State on April 16, 2015 and effective April 20, 2015, incorporated by reference to
Exhibit 3.1 of WPCS International Incorporated’s Current Report on Form 8-K filed April 16,
2015.
3.7	Certificate of Designations, Preferences and Rights of the Series F Convertible Preferred
Stock, as filed with the Delaware Secretary of State on September 30, 2014, incorporated by reference to Exhibit 3.01 of WPCS International Incorporated’s Current Report on Form 8-K
filed October 3, 2014.
3.8	Certificate of Designations, Preferences and Rights of the Series F-1 Convertible Preferred
Stock, as filed with the Delaware Secretary of State on November 20, 2014, incorporated by reference to Exhibit 3.01 of WPCS International Incorporated’s Current Report on Form 8-K
filed November 20, 2014.
3.9	Certificate of Designations, Preferences and Rights of the Series G Convertible Preferred
Stock, as filed with the Delaware Secretary of State on September 30, 2014, incorporated by reference to Exhibit 3.02 of WPCS International Incorporated’s Current Report on Form 8-K
filed October 3, 2014.
3.10	Certificate of Designations, Preferences and Rights of the Series G-1 Convertible Preferred
Stock, as filed with the Delaware Secretary of State on November 20, 2014, incorporated by reference to Exhibit 3.02 of WPCS International Incorporated’s Current Report on Form 8-K
filed November 20, 2014.
3.11	Certificate of Designations, Preferences and Rights of the Series H Convertible Preferred Stock, as filed with the Delaware Secretary of State on June 30, 2015, incorporated by reference to Exhibit 3.1 of WPCS International Incorporated’s Current Report on Form 8-K filed July 1, 2015.
3.12	Certificate of Designations, Preferences and Rights of the Series H-1 Convertible Preferred
Stock, as filed with the Delaware Secretary of State on July 14, 2015, incorporated by reference to Exhibit 3.1 of WPCS International Incorporated’s Current Report on Form 8-K filed
July 15, 2015.
3.13	Amended and Restated Bylaws of WPCS International Incorporated as of January 12, 2016, incorporated by reference to Exhibit 3.1 of WPCS International Incorporated’s Current Report on Form 8-K filed January 13, 2016.
3.14	Certificate of Designations, Preferences and Rights of the Series H-2 Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on December 20, 2016, incorporated by reference to Exhibit 3.1 of WPCS International Incorporated’s Current Report on Form 8-K filed December 22, 2016.
3.15	Certificate of Designations, Preferences and Rights of the Series H-3 Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on March 30, 2017, incorporated by reference to Exhibit 3.1 of WPCS International Incorporated’s Current Report on Form 8-K filed April 4, 2017.
5.1***	Form of Opinion of Morse, Zelnick, Rose & Lander LLP regarding the validity of the securities.
8.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. regarding tax matters.
10.1	2002 Employee Stock Option Plan, incorporated by reference to Exhibit 4.4 of WPCS International Incorporated’s Annual Report on Form 10-KSB filed August 14, 2003.
10.2	2006 Incentive Stock Plan, incorporated by reference to Exhibit 4.2 of WPCS International Incorporated’s registration statement on Form S-8 filed September 21, 2005.

Exhibits:	Description of Document
10.3	2007 Incentive Stock Plan, incorporated by reference to Exhibit A of WPCS International Incorporated’s definitive proxy statement on Schedule 14A filed August 18, 2006.
10.4	2014 Equity Incentive Plan, incorporated by reference to Annex D of WPCS International Incorporated’s definitive proxy statement on Schedule 14A filed April 28, 2014.
10.5	WPCS International Incorporated Amended and Restated 2014 Equity Incentive Plan, incorporated by reference to Appendix A of WPCS International Incorporated’s definitive proxy statement on Schedule 14A filed August 14, 2015.
10.6	Form of Letter Agreement, by and between WPCS International Incorporated and Sebastian Giordano, incorporated by reference to Exhibit 10.02 of WPCS International Incorporated’s Current Report on Form 8-K filed July 24, 2013.
10.7	Form of Indemnification Agreement, by and between WPCS International Incorporated and Sebastian Giordano, incorporated by reference to Exhibit 10.03 of WPCS International Incorporated’s Current Report on Form 8-K filed July 24, 2013.
10.8	Amendment No. 1 to Asset Purchase Agreement by and among WPCS-International Incorporated, WPCS International - Seattle, Inc. and EC Company dated May 30, 2014, incorporated by reference to Exhibit 10.1 of WPCS International Incorporated’s Current Report on Form 8-K filed June 3, 2014.
10.9	Amendment to Separation Agreement, dated July 28, 2014 by and between WPCS International Incorporated and Joseph Heater, incorporated by reference to Exhibit 10.01 of WPCS International Incorporated’s Current Report on Form 8-K filed July 29, 2014.
10.10	Letter of Agreement, dated August 29, 2014 by and between WPCS International
Incorporated and Chord Advisors, LLC, incorporated by reference to Exhibit 10.01 of WPCS
International Incorporated’s Current Report on Form 8-K filed September 2, 2014.
10.11	Amendment, Waiver and Exchange Agreement, by and between WPCS International
Incorporated and Hudson Bay Master Fund Ltd., dated September 30, 2014, incorporated by reference to Exhibit 10.01 of WPCS International Incorporated’s Current Report on Form 8-K
filed October 3, 2014.
10.12	Promissory Note issued on September 30, 2014, by WPCS International Incorporated to Hudson Bay Master Fund Ltd, incorporated by reference to Exhibit 10.02 of WPCS International Incorporated’s Current Report on Form 8-K filed October 3, 2014
10.13	Escrow Agreement by and between WPCS International Incorporated and EC Company dated
September 30, 2014, incorporated by reference to Exhibit 10.04 of WPCS International
Incorporated’s Current Report on Form 8-K filed October 3, 2014.
10.14	Form of Amendment, Waiver and Exchange Agreement, dated November 20, 2014, incorporated by reference to Exhibit 10.01 of WPCS International Incorporated’s Current Report on Form 8-K filed November 20, 2014.
10.15	Form of Promissory Note, incorporated by reference to Exhibit 10.02 of WPCS International Incorporated’s Current Report on Form 8-K filed November 20, 2014.
10.16	Securities Purchase Agreement, dated November 26, 2014, by and among WPCS International
Incorporated, BTX Trader LLC, Divya Thakur and Ilya Subkhankulov, incorporated by reference to Exhibit 10.01 of WPCS International Incorporated’s Current Report on Form 8-K
filed December 2, 2014.
10.17	Letter Agreement, by and between WPCS International Incorporated and Sebastian Giordano, dated as of February 3, 2015, incorporated by reference to Exhibit 10.1 of WPCS International Incorporated’s Current Report on Form 8-K filed February 4, 2015.
10.18	Form of Amendment, Waiver and Exchange Agreement, dated June 30, 2015, incorporated by reference to Exhibit 10.1 of WPCS International Incorporated’s Current Report on Form 8-K filed July 1, 2015.

Exhibits:	Description of Document
10.19	Securities Purchase Agreement, dated July 14, 2015, by and between WPCS International Incorporated and Iroquois Master Fund Ltd., Iroquois Capital Investment Group LLC and American Capital Management, LLC incorporated by reference to Exhibit 10.1 of WPCS International Incorporated’s Current Report on Form 8-K filed July 15, 2015.
10.20	Form of Warrant, incorporated by reference to Exhibit 10.2 of WPCS International Incorporated’s Current Report on Form 8-K filed July 15, 2015.
10.21	Registration Rights Agreement, dated July 14, 2015, by and among WPCS International
Incorporated, Iroquois Master Fund Ltd., Iroquois Capital Investment Group, and American
Capital Management LLC, incorporated by reference to Exhibit 10.3 of WPCS International
Incorporated’s Current Report on Form 8-K filed July 15, 2015.
10.22	Change in Control Agreement, dated as of September 29, 2015, by and between WPCS
International Incorporated and Sebastian Giordano, incorporated by reference to Exhibit 10.1 of WPCS International Incorporated’s Current Report on Form 8-K filed October 5, 2015.
10.23	Change in Control Agreement, dated as of September 29, 2015, by and between WPCS International Incorporated and David Allen, incorporated by reference to Exhibit 10.2 of WPCS International Incorporated’s Current Report on Form 8-K filed October 5, 2015.
10.24	Change in Control Agreement, dated as of October 21, 2015, by and between WPCS International - Suisun City, Inc. and Robert Roller, incorporated by reference to WPCS International Incorporated’s Current Report on Form 8-K filed October 23, 2015.
10.25	Securities Purchase Agreement, dated December 21, 2016, in re the Series H-2 Convertible Preferred Stock, incorporated by reference to Exhibit 10.1 of WPCS International Incorporated’s Current Report on Form 8-K filed December 22, 2016.
10.26	Final form of Warrant in re the Series H-2 Convertible Preferred Stock offering, incorporated by reference to Exhibit 10.2 of WPCS International Incorporated’s Current Report on Form 8-K filed December 22, 2016.
10.27	Registration Rights Agreement, dated December 21, 2016, in re the Series H-2 Convertible Preferred Stock offering, incorporated by reference to Exhibit 10.3 of WPCS International Incorporated’s Current Report on Form 8-K filed December 22, 2016.
10.28	Final Form of Indemnification Agreement between the Company and its current and prospective officers and directors, incorporated by reference to Exhibit 10.1 of WPCS International Incorporated’s Current Report on Form 8-K filed March 30, 2017.
10.29	Securities Purchase Agreement, dated March 30, 2017, in re the Series H-3 Convertible Preferred Stock, incorporated by reference to Exhibit 10.1 of WPCS International Incorporated’s Current Report on Form 8-K filed April 4, 2017.
10.30	Final form of Warrant, in re the Series H-3 Convertible Preferred Stock offering, incorporated by reference to Exhibit 10.2 of WPCS International Incorporated’s Current Report on Form
8-K filed April 4, 2017.
10.31	Registration Rights Agreement, dated March 30, 2017, in re the Series H-3 Convertible Preferred Stock offering, incorporated by reference to Exhibit 10.3 of WPCS International Incorporated’s Current Report on Form 8-K filed April 4, 2017.
10.32	Form of the Repricing Offer Letter, dated December 4, 2017, from WPCS International
Incorporated to each of Iroquois Master Fund, Iroquois Capital Investment Group, LLC and
American Capital Management, LLC., incorporated by reference to Exhibit 10.1 of WPCS
International Incorporated’s Current Report on Form 8-K filed December 6, 2017.
10.33	Form of Reload Warrant by and between WPCS International Incorporated and each of Iroquois Master Fund, Iroquois Capital Investment Group, LLC and American Capital Management, LLC., incorporated by reference to Exhibit 10.2 of WPCS International Incorporated’s Current Report on Form 8-K filed December 6, 2017.

Exhibits:	Description of Document
21.1	Subsidiaries of WPCS International Incorporated, incorporated by reference to Exhibit 21.1 of WPCS International Incorporated’s Annual Report on Form 10-K filed July 21, 2017.
23.1*	Consent of Marcum LLP, Independent Registered Public Accounting Firm to WPCS International Incorporated
23.2*	Consent of EisnerAmper LLP, Independent Registered Public Accounting Firm to Dropcar, Inc.
23.3***	Consent of Morse, Zelnick, Rose & Lander, LLP (included in Exhibit 5.1 hereto).
24.1***	Power of Attorney
99.1*	Form of Proxy Card for the WPCS International Incorporated Special Meeting of Stockholders.
99.2***	Opinion of Gordian Investments, LLC, financial advisor to WPCS International Incorporated
(included as Annex E to the proxy statement/prospectus/information statement forming a part of this Registration Statement).
99.3***	Consent of Gordian Investments, LLC, financial advisor to WPCS International Incorporated.
99.4***	Proposed Amendment to the Certificate of Incorporation of WPCS International Incorporated changing its corporate name to “DropCar, Inc” (included as Annex B to the proxy statement/prospectus/information statement forming a part of this Registration Statement).
99.5***	Proposed Amendment to the Certificate of Incorporation of WPCS International
Incorporated to effect a reverse stock split of WPCS International Incorporated’s issued and outstanding shares of common stock (included as Annex C to the proxy statement/prospectus/
information statement forming a part of this Registration Statement).
99.6***	Proposed amendments to the WPCS International Incorporated Amended and Restated 2014 Equity Incentive Plan (included as Annex D to the proxy statement/prospectus/information statement forming a part of this Registration Statement).
99.7***	Consent of Spencer Richardson to be named as director.
99.8***	Consent of David Newman to be named as director.
99.9***	Consent of Brian Harrington to be named as director.
99.10***	Consent of Greg Schiffman to be named as director.
99.11***	Consent of Soloman Mayer to be named as a director.
99.12***	Consent of Zvi Joseph to be named as a director.
101 INS*** XBRL Instance Document
101 SCH*** XBRL Taxonomy Extension Schema Document
101 CAL*** XBRL Taxonomy Extension Calculation Linkbase Document
101 LAB*** XBRL Taxonomy Extension Labels Linkbase Document
101 PRE*** XBRL Taxonomy Extension Presentation Linkbase Document
101 DEF*** XBRL Taxonomy Extension Definition Linkbase Document

*
Filed herewith.

***
Previously filed.